Form 20-F
period 2002-09-30
INTERNATIONAL TELECOMMUNICATIONS CO INC
filed 2003-04-15
CIK 1055056

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF

THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: September 30, 2002

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                  to

Commission file number 333-8314

COMPAÑÍA INTERNACIONAL DE

TELECOMUNICACIONES S.A.

(Exact name of Registrant as specified in its charter)

International Telecommunications Company Inc.

(Translation of Registrant’s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Avenida Ingeniero Huergo 723

(C1107AOT) Buenos Aires, Argentina

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act: None

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

8.85% Series A Notes due 2004

The number of outstanding shares of each of the classes of capital or common stock of the registrant as of the close of the period covered by the annual report:

Class A Ordinary Shares, nominal value Ps.0.10 per share 4,414,927,797

Class B Ordinary Shares, nominal value Ps.0.10 per share 891,475,199

Class A Preferred Shares, nominal value Ps.0.10 per share 17,318,400

Class B Preferred Shares, nominal value Ps.0.10 per share 127,670,400

Indication by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days:

Yes X	No

Indication by check mark which financial statement item the registrant has elected to follow:

Item 17	Item 18 X

i

FORWARD-LOOKING STATEMENTS AND ASSOCIATED RISKS

This annual report on Form 20-F (“Annual Report”) contains certain “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934 relating to our business and our subsidiary Telefónica de Argentina S.A. (“Telefónica Argentina”) and the sectors in which it operates. Some of these forward-looking statements include forward-looking phrases such as “anticipates”, “believes”, “could”, “estimates”, “expects”, “foresees”, “intends”, “may”, “should” or “will continue”, or similar expressions or the negatives thereof or other variations on these expressions, or similar terminology, or discussions of strategy, plans or intentions. These statements also include descriptions in connection with, among other things:

•	our and Telefónica Argentina’s ability to remain as going concerns and remain solvent;

•	the renegotiation of Telefónica Argentina’s tariffs with the Argentine government;

•	anticipated revenues, capital expenditures, future cash flows and financing requirements;

•	the economic and political developments in Argentina (including the effects of the devaluation and restrictions on payments abroad);

•	the effect of inflation and currency volatility on our and Telefónica Argentina’s financial condition and results of operations;

•	the implementation of our business strategy;

•	descriptions of Telefónica Argentina’s new services and anticipated demand for services and other changes in rates and tariff regulations and charges for telecommunication services;

•	descriptions of the expected effects of Telefónica Argentina’s competitive strategies and descriptions of the effect of the liberalization of the Argentine telecommunications industry; and

•	the impact of actions taken by Telefónica Argentina’s competitors and other third parties, including courts and other governmental authorities.

Such statements reflect our current views regarding future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements to be materially different from any future results, performance or achievements that forward-looking statements may express or imply, for example:

•	the economic and political instability of Argentina;

•	the Argentine government’s insolvency;

•	changes in inflation;

•	the devaluation and volatility of the Argentine peso;

•	changes in financial and telecommunications regulation;

•	revocation of Telefónica Argentina’s license to provide telecommunications services;

•	our and Telefónica Argentina’s ability to successfully refinance our and Telefónica Argentina’s financial obligations on or before they become due; and

•	the outcome of pending legal claims against Telefónica Argentina.

Some of these factors are discussed in more detail in this Annual Report, including under Item 3: “Risk Factors”, Item 4: “Information on the Company” and Item 5: “Operating and Financial Review and Prospects”. If

ii

one or more of these risks or uncertainties affects future events and circumstances, or if underlying assumptions did not materialize, actual results may vary materially from those described in this Annual Report as anticipated, believed, estimated or expected. We have no plans to update any industry information or forward-looking statements set out in this Annual Report and have no obligation to update any such statements.

PRESENTATION OF FINANCIAL INFORMATION

Our audited consolidated financial statements for the fiscal years ended September 30, 2002, 2001 and 2000 and the notes thereto (the “Consolidated Annual Financial Statements”) are set forth on pages F-1 through F-77 of this Annual Report.

Pistrelli Díaz y Asociados, Member Firm of Arthur Andersen (“Pistrelli”), was engaged as our independent financial auditors until we replaced them with Deloitte & Co. SRL (“Deloitte”), Member Firm of Deloitte Touche Tohmatsu, on June 30, 2002. This decision was ratified at our shareholders meeting on December 27, 2002. Arthur Andersen ceased practicing before the SEC on August 31, 2002. Our financial statements included in this Annual Report, other than our financial statements for the fiscal year ended September 30, 2002 which were audited by Deloitte, were audited by Pistrelli and have not been reaudited. Deloitte’s audit report dated November 22, 2002 and Pistrelli’s audit report dated November 16, 2001, except with respect to the matters discussed in Note 22 as to which the date is February 26, 2002 are included in this Annual Report.

In this Annual Report, references to “$”, “U.S.$”, “U.S. dollars” and “dollars” are to United States dollars and references to “Ps.” or “pesos” are to Argentine pesos. References to euros or “€” are to the currency of the European Economic and Monetary Union, and references to “¥” or yen are to Japanese yen. Percentages and some currency amounts in this Annual Report were rounded for ease of presentation.

Unless otherwise indicated, our balance sheets and income statements use the exchange rate as of each relevant date or period-end quoted by Banco de la Nación Argentina (“Banco Nación”). In the case of U.S. dollars, the Banco Nación quotes for such exchange rates were Ps.1.00 per U.S.$1.00 until December 23, 2001. From December 24, 2001 to January 10, 2002, the exchange market was officially suspended. On January 10, 2002, the Argentine government established a dual exchange rate system. The exchange rate in the free market began to float for the first time since April 1991. On January 10, 2002 the free market rate was Ps.1.70 per U.S.$1.00 while the official market rate was Ps.1.40 per U.S.$1.00. On February 8, 2002, the Argentine government repealed the dual exchange rate and since February 11, 2002, Argentina has had one freely floating exchange rate for all transactions. As of September 30, 2002, the only exchange market available was the free market and the quotation was approximately Ps.3.74 per U.S.$1.00 and as of April 9, 2003, the exchange rate was Ps.2.92 per U.S.$1.00. The reader should not construe the translation of currency amounts in this Annual Report to be representations that the peso amounts actually represent U.S. dollar amounts or that any person could convert the peso amounts into U.S. dollars at the rate indicated or at any other exchange rate. See Item 3: “Key Information—Selected Financial Data—Exchange Rate Information” and Item 8: “Financial Information—Significant Changes” for information regarding recent developments in exchange rates.

iii

PART I

ITEM 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS.

Not applicable.

ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE.

Not applicable.

ITEM 3.    KEY INFORMATION.

A.    Selected Financial Data.

The following tables set forth our selected consolidated financial and operating information for the fiscal years ended September 30, 2002, 2001, 2000 and 1999 and for the nine-month fiscal year ended September 30, 1998 and should be read in conjunction with, and is qualified in its entirety by reference to, the Consolidated Annual Financial Statements and Item 5: “Operating and Financial Review and Prospects”. The financial information presented as of and for the fiscal years ended September 30, 1999 and 1998 was derived from our audited financial statements that are not included in this Annual Report.

We maintain our financial books and records and publish our financial statements in pesos and prepare our financial statements to conform to generally accepted accounting principles in Argentina. This Annual Report sometimes refers to those accounting principles as “Argentine GAAP”. Argentine GAAP differs from generally accepted accounting principles in the United States (“U.S. GAAP”). For example, one of the reasons why we have larger accumulated losses than under Argentine GAAP and our shareholders’ equity under U.S. GAAP was negative in 2002 is because of the elimination of inflation accounting under U.S. GAAP. Note 18 to the Consolidated Annual Financial Statements provides a summary of this and other significant differences between Argentine GAAP and U.S. GAAP as they relate to us, including the impact of such differences on our net income and shareholders’ equity.

The financial statements as of September 30, 2002 have been prepared assuming that we will continue as a going concern. As discussed in Note 8 to the Consolidated Annual Financial Statements, as of September 30, 2002 our consolidated current assets in foreign currency are lower than our current liabilities in foreign currency, and it is uncertain whether we will obtain refinancing or additional credit lines to be able to pay our current debt or whether the Central Bank will authorize us to make transfers abroad to pay to foreign creditors when required. Also, the amount booked in fixed assets corresponding to the telecommunications business and the minimum presumed income tax credit and the booked amount of goodwill related to our investment in Telefónica Argentina may be negatively affected by the outcome of the tariff renegotiation between Telefónica Argentina and the Argentine government as a result of the impact in our results of operations. These situations give rise to substantial doubt about our ability to continue as a going concern. Our plans concerning these matters are also described in Notes 8 and 12 to the Consolidated Audited Financial Statements. The financial statements as of September 30, 2002 do not include any adjustments or reclassifications that might result from the outcome of these uncertainties.

During the time Telefónica Argentina and Telecom Argentina STET-France Telecom S.A. (“Telecom”) jointly owned several companies, Telefónica Argentina allocated its equity share in the income (loss) of these companies among the various lines of its consolidated income statement. The main objective of such allocation was to provide more complete and representative information on its results of operations. Telefónica Argentina obtained approval for this method of presentation from the Comisión Nacional de Valores (the National Securities Commission, or “CNV”) and the Bolsa de Comercio de Buenos Aires (the “Buenos Aires Stock Exchange”).

The effective date of Telefónica Argentina’s Reorganization Transactions (as defined and described in Item 4: “Information on the Company—Telefónica Argentina’s Reorganization”) was February 1, 2001. As a result, the consolidated balance sheets at September 30, 2002 and 2001 included in the Consolidated Annual Financial Statements do not include the assets and liabilities of Telefónica Argentina’s spun-off businesses.

Following our policy to present our interest in the income (loss) from companies in which we have control or joint control and taking into account the effects of the Reorganization Transactions, the income statements for the fiscal years ended September 30, 2002, 2001, 2000 and 1999 include:

(1)	the income (loss) from the businesses that were spun off, either from Telefónica Argentina, or from companies over which Telefónica Argentina exercised control or joint control until the spin-off, in the line “Net income (loss) of Telefónica Argentina’s spun-off businesses”;

(2)	the income (loss) from businesses merged into Telefónica Argentina belonging to companies in which Telefónica Argentina had control or joint control before the merger described in Item 4: “Information on the Company”, for years prior to such merger, is incorporated line-by-line; and

(3)	the income (loss) from Telefónica Argentina’s interests held in E-Commerce Latina S.A. in the line “Income (loss) from long-term investments” is not incorporated line-by-line because in the opinion of our management the income from this company is not material to our income (loss).

We have not applied the policy in point (1) to balance sheet figures for 1999 and 1998 and income statement and cash flow figures of 1998. We present these figures as originally reported in previous annual reports on Form 20-F restated in constant pesos as of September 30, 2002. See Notes 2.4, 2.10 and 4.2 to the Consolidated Annual Financial Statements.

Our financial statements included the effects of inflation through August 31, 1995, utilizing the inflation restatement methodology established in Technical Resolution No. 6 of the Federación Argentina de Consejos Profesionales de Ciencias Económicas, the Argentine Federation of Professional Councils in Economic Science (“FACPCE”). On August 22, 1995, the Argentine government issued Decree 316/95 discontinuing the requirement that financial information be restated for inflation for any date or period after August 31, 1995. Effective September 1, 1995, as required by rules issued by the CNV, we discontinued the restatement methodology, maintaining the effects of inflation accounted for in the prior periods.

As a result of the new inflationary environment in Argentina (there was an increase in the applicable index for restatement of financial statements (wholesale prices) of 121.2% in the period January through September 30, 2002) and the conditions created by the Public Emergency Law No. 25,561, Ley de Emergencia Pública y Reforma del Régimen Cambiario (the “Public Emergency Law”), the Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires, the Professional Council of Economic Sciences of the City of Buenos Aires (the “CPCECABA”), approved on March 6, 2002 Resolution Mesa Directiva (“MD”) No. 3/2002 applicable to financial statements for fiscal years or interim periods ending on or after March 31, 2002 requiring the reinstatement of inflation accounting in financial statements in accordance with the guidelines contained in Technical Resolution No. 6 with the changes recently incorporated by Technical Resolution No. 19 issued by the FACPCE adopted by Resolution Consejo Directivo (“CD”) No. 262/01 of the CPCECABA, and provides that all recorded amounts restated by changes in the general purchasing power through August 31, 1995, as well as those arising between that date and December 31, 2001 are considered to be stated in currency as of December 31, 2001 (the stability period).

On July 16, 2002, the Argentine government issued Decree 1,269/02 repealing Decree 316/95, instructing the CNV, among others, to issue the necessary regulations for the acceptance of balance sheets or financial statements prepared in constant currency. On July 25, 2002, under Resolution No. 415/02, the CNV reinstated the requirement to submit financial statements in constant currency.

As required by Decree 316/95, the financial statements for the fiscal years ended September 30, 2001, 2000 and 1999 and for the nine-month fiscal year ended September 30, 1998 were not restated to reflect changes in the Argentine wholesale price index published by the Instituto Nacional de Estadísticas y Censos, the Argentine Institute of Statistics and Census (“INDEC”) corresponding to periods between September 1995 and December 2001. However, for comparative purposes, figures presented in this Annual Report corresponding to balance sheet data as of September 30, 2001, 2000, 1999 and 1998 and income statement and cash flow data for the fiscal year ended September 30, 2001, 2000, 1999 and 1998 are restated for inflation from January 1, 2002 to September 30, 2002 of 121.2% based on the wholesale price index. See Note 2.3 to the Consolidated Annual Financial Statements.

On March 25, 2003, Decree 664/03 rescinded the requirement that financial statements be prepared in constant currency, effective for financial statements issued in future periods. On April 8, 2003, the CNV issued Resolution 441/03 discontinuing inflation accounting as of March 1, 2003.

According to generally accepted accounting principles applied by Telefónica, S.A. (“Telefónica”), for purposes of its consolidated financial statements for its own financial reporting, Argentina did not meet the definition of a highly inflationary economy in 2002. Therefore, Telefónica incorporates, for consolidation purposes, our and Telefónica Argentina’s balances without computing any inflation adjustments for the inflation experienced during 2002. In line with this, and for our own U.S. GAAP reconciliation, we have elected not to use the alternative of maintaining the 2002 inflation adjustment that the Securities and Exchange Commission permits for countries such as Argentina, where local GAAP continues to require price-level adjustments. Therefore, we have included in our U.S. GAAP reconciliation an adjustment eliminating the effects of the restatement computed under Argentine GAAP for inflation during the fiscal year ended September 30, 2002.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

	Twelve-Month Fiscal Years Ended September 30,					Nine-Month Fiscal Year Ended September 30, 1998(1)
	2002	2001	2000	1999
	(in millions of constant pesos as of September 30, 2002 except for per share amounts unless otherwise indicated)
INCOME STATEMENT DATA:
Argentine GAAP
Net revenues	3,885	6,196	6,542	6,096		4,906
Cost of services provided(2)	(2,522)	(3,143)	(3,791)	(3,216)		(2,289)
Gross profit	1,363	3,053	2,751	2,880		2,617
Administrative expenses(2)	(519)	(657)	(531)	(520)		(414)
Selling expenses(2)	(762)	(924)	(462)	(606)		(854)
Operating income	82	1,472	1,758	1,754		1,349
Income/(loss) on equity investments	(8)	(4)	(9)	71		55
Other expenses, net	(155)	(250)	(331)	(294)		(146)
Financial (loss) income on assets(3)	(754)	(106)	208	82		252
Financial loss on liabilities(3)	(3,341)	(482)	(504)	(456)		(283)
Other income	—	—	—	—		111
Unusual items	—	(15)	—	—		—
Income tax	(67)	(376)	(447)	(380)		(363)
Minority interest in subsidiaries	1,355	(242)	(372)	(480)		(385)
Net (loss)/income from continuing operations	(2,888)	(3)	303	297		590
Net (loss)/income of Telefónica Argentina’s spun-off businesses	—	(46)	(2)	15		—
Net (loss)/income for the year	(2,888)	(49)	301	312		590

U.S. GAAP
Net (loss) income	(4,545)	86	125	155		313
Dividends attributable to preferred shareholders	(2)	(3)	(3)	(2)		(3)
Increase in the carrying amount of preferred capital stock	(10)	—	—	—		—
(Loss)/earning attributable to common shareholders	(4,557)	83	122	153		310
Number of Common Shares	5,306,402,996	5,306,402,996	5,306,402,996	5,306,402,996		5,306,402,996
Earnings (losses) per share(6)	(0.859)	0.016 (8)	0.023	0.029		0.058

BALANCE SHEET DATA:
Argentine GAAP
Cash and current investments	356	74	865 (4)	482	(1)	250
Fixed assets	8,824	9,956	10,507	11,937	(1)	11,359
Intangible assets and deferred charges	435	493	522	1,202	(1)	637
Net assets of spun-off businesses	—	—	1,464	—		—
Total assets	10,444	12,727	15,829	16,316	(1)(5)	15,248
Short-term bank and financial debt	4,100	2,949	3,603	1,772	(1)	1,553
Long-term bank and financial debt	4,282	2,795	3,466	5,366	(1)	5,265
Shareholders’ equity (Net Assets) (excluding preferred stock)	322	3,210	3,272	3,295		3,006

U.S. GAAP:
Total Assets	5,377	5,978	8,328	7,388		6,902
Shareholders’ equity	(3,126)	1,430	1,364	1,380		1,228

	Twelve-Month Fiscal Years Ended September 30				Nine-Month Fiscal Year Ended September 30, 1998(1)
	2002	2001	2000	1999
	(in millions of constant pesos as of September 30, 2002 except for per share amounts)
CASH FLOW DATA:
Argentine GAAP
Cash flows from continuing operating activities	866	1,489	1,668	1,997	2,404
Cash (used in) provided by continuing investing activities	(310)	(933)	(956)	(843)	(1,234)
Cash (used in) provided by continuing financing activities	(274)	(1,392)	194	(615)	(1,128)
Spun-off assets	–	(146)	–	–	–
Cash flows provided by (used in) spun-off businesses	–	163	(495)	(307)	–
Increase (decrease) in cash and cash equivalents	282	(819)	411	232	42

(1)	Figures have not been restated to reflect the effect of the Reorganization Transactions. See Item 4: “Information on the Company—Our History and Development—Telefónica Argentina’s Reorganization”.
(2)	Includes depreciation and amortization.
(3)	Net financial (loss) gain includes gains of Ps.242 million for the irregular nine-month fiscal year ended September 30, 1998 related to the revaluation of certain shares at market value over the equity value.
(4)	Net of Ps.29 million, in constant pesos as of September 30, 2002, corresponding to spun-off businesses.
(5)	Includes Ps.71 million reclassified from assets (net) to liabilities in the Consolidated Annual Financial Statements.
(6)	Diluted earnings per share is the same as earnings per share, as there are no outstanding options to purchase shares.

Exchange Rate Information

The following table sets forth, for the periods indicated, the high, low, average and period-end exchange rates for the purchase of U.S. dollars expressed in nominal pesos per U.S. dollar. On April 9, 2003, the peso/U.S. dollar exchange rate was Ps.2.92 to U.S.$1.00. The Federal Reserve Bank of New York does not report a noon buying rate for pesos.

Nominal Exchange Rates

	Exchange Rate
	High(1)	Low(2)	Average(3)	Period End
Year Ended December 31, 1997	1.00	1.00	1.00	1.00
Year Ended December 31, 1998	1.00	1.00	1.00	1.00
Year Ended December 31, 1999	1.00	1.00	1.00	1.00
Year Ended December 31, 2000	1.00	1.00	1.00	1.00
Year Ended December 31, 2001(4)	1.00	1.00	1.00	N/A
Year Ended December 31, 2002(4)	3.90	1.70	3.15	3.37
Month Ended September 30, 2002	3.75	3.62	3.65	3.74
Month Ended October 31, 2002	3.75	3.52	3.66	3.52
Month Ended November 30, 2002	3.64	3.48	3.54	3.64
Month Ended December 31, 2002	3.58	3.37	3.49	3.37
Month Ended January 31, 2003	3.35	3.10	3.26	3.21
Month Ended February 28, 2003	3.21	3.11	3.16	3.19
Month Ended March 31, 2003	3.21	2.88	3.07	2.98
Period Ended April 9, 2003	2.96	2.90	2.91	2.92

(1)	The high rate shown was the highest month-end rate during the year or any shorter period, as noted.
(2)	The low rate shown was the lowest month-end rate during the year or any shorter period, as noted.

(3)	Average of the daily closing rate for year-end, month-end or period-end rates, as noted.
(4)	From December 24, 2001 through January 10, 2002, Banco Nación did not publish an official exchange rate due to governmental suspension of the exchange market.

Source:	Banco Nación.

Fluctuations in the exchange rate between the peso and the U.S. dollar may affect the U.S. dollar equivalent of the peso price of our outstanding notes.

B.    Capitalization and Indebtedness.

Not applicable.

C.    Reasons for the Offer and Use of Proceeds.

Not applicable.

D.    Risk Factors.

The following discussion should be read together with the balance of this Annual Report, including the Consolidated Annual Financial Statements.

Risks Relating to the Current Economic Crisis in Argentina

Overview

We are an Argentine sociedad anónima (a corporation of limited liability) with no significant assets other than our 64.83% ownership interest in the capital stock of Telefónica Argentina and no significant source of cash flows other than dividends received from Telefónica Argentina with respect to such capital stock. Substantially all of the operations, facilities and customers of Telefónica Argentina are presently located in Argentina. Accordingly, our financial condition and results of operations depend to a significant extent on the macroeconomic and political conditions of Argentina.

The Argentine economy has experienced significant volatility in recent decades, characterized by periods of low or negative growth and high and variable levels of inflation and devaluation. In 1988, 1989 and 1990, the annual inflation rates were approximately 338%, 4,924% and 1,344%, respectively, based on the Argentine consumer price index and approximately 432%, 5,386% and 798%, respectively, based on the Argentine wholesale price index. As a result of inflationary pressures, the Argentine currency was devalued repeatedly during the 1960s, 1970s and 1980s, and macroeconomic instability led to broad fluctuations in the real exchange rate of the Argentine currency relative to the U.S. dollar. To address these pressures, the Argentine government during this period implemented various plans and utilized a number of exchange rate systems. Prior to December 1989, the Argentine foreign exchange market was subject to exchange controls.

In April 1991, the Argentine government launched a plan aimed at controlling inflation and restructuring the economy, enacting Law No. 23,928 and its Regulatory Decree No. 529/91, known as the Convertibility Law. The Convertibility Law fixed the exchange rate at one peso per U.S. dollar and required that the Central Bank maintain reserves in gold and foreign currency at least equivalent to the monetary base. Following the enactment of the Convertibility Law, inflation declined steadily and the economy experienced growth through most of the period from 1991 to 1997. In the fourth quarter of 1998, however, the Argentine economy entered into a recession that caused the gross domestic product to decrease by 3.4% in 1999, 0.8% in 2000, 4.4% in 2001 and 10.9% in 2002. Beginning in the second half of 2001, Argentina’s recession worsened significantly, precipitating the political and economic crisis described in greater detail below.

Beginning in December 2001, the Argentine government implemented a number of monetary and currency-exchange control measures that included restrictions on the free disposition of funds deposited with banks and tight restrictions on the transfer of funds abroad, with certain exceptions for transfers related to foreign trade and other authorized transactions, which were generally subject to prior approval by the Central Bank, certain of which are still applicable. In December 2001, the Argentine government declared an official default on Argentina’s foreign debt payments. On January 7, 2002, the Argentine Congress enacted the Public Emergency Law, which introduced dramatic changes to Argentina’s economic model and amended the currency board that had pegged, statutorily, the peso at parity with the U.S. dollar since the enactment of the Convertibility Law in 1991. The Public Emergency Law empowered the Federal Executive Branch of Argentina to implement, among other things, additional monetary, financial and exchange measures to overcome the economic crisis in the short term, such as determining the rate at which the peso was to be exchanged into foreign currencies. Since a new administration was appointed by the Argentine Congress on January 1, 2002, the Argentine government has implemented measures, whether by decrees, Central Bank regulation or legislation passed by the Argentine Congress, attempting to address the effects of amending the Convertibility Law, recovering access to financing, reducing government spending, restoring liquidity to the financial system, reducing unemployment, and generally stimulating the economy.

As detailed below, the Argentine economy has experienced a severe recession and political and economic crisis, and the abandonment of dollar-peso parity has led to significant devaluation of the peso against major international currencies. Argentine government actions concerning the economy, including with respect to inflation, interest rates, price controls, foreign exchange controls and taxes, have had and may continue to have a material adverse effect on private sector entities, including us and Telefónica Argentina. We cannot provide any assurance that future economic, social and political developments in Argentina, over which we have no control, will not further impair our or Telefónica Argentina’s business, financial condition, or results of operations or impair our or Telefónica Argentina’s ability to make payments of principal and/or interest on our or Telefónica Argentina’s outstanding indebtedness. The recession, the macroeconomic situation in Argentina and the actions taken by the Argentine government pursuant to the Public Emergency Law will continue to affect us and Telefónica Argentina.

Recent economic and political instability resulted in a severe recession in 2002 and may result in continuing economic turmoil and recession.

In the fourth quarter of 1998, the Argentine economy entered into a recession that caused the gross domestic product to decrease by 3.4% in 1999. Following his election in October 1999, President Fernando De la Rúa was confronted with the challenges of dealing with Argentina’s enduring recession and obtaining political consensus on critical issues related to the economy, public sector spending, legal reforms and social programs. The De la Rúa administration failed to address adequately the growing public sector deficit, both at the federal and at the provincial levels. Gross domestic product contracted by 0.8% in 2000 and by 4.4% in 2001. As the recession caused tax revenues to drop, the public sector relied increasingly on financing from local and, to a lesser extent, foreign banks, effectively foreclosing private sector companies from bank financing. As the public sector’s creditworthiness deteriorated, interest rates reached record highs, bringing the economy to a virtual standstill. The lack of confidence in the country’s economic future and its ability to sustain the peso’s parity with the U.S. dollar led to massive withdrawals of deposits and capital outflows.

To prevent further capital outflows, on December 1, 2001, the Argentine government effectively froze bank deposits and introduced exchange controls restricting capital outflows. The measures were perceived as further paralyzing the economy, for the benefit of the banking sector, and caused a sharp rise in social discontent, ultimately triggering public protests, outbreaks of violence and the looting of stores throughout Argentina. On December 20, 2001, after declaring a state of emergency and suspending civil liberties, President Fernando De la Rúa tendered his resignation to Congress. After a series of interim presidents, on January 1, 2002, Eduardo Duhalde, a Peronist senator who had lost the presidential election to President De la Rúa in 1999, was appointed by Congress at a joint session to complete the remaining term of former President De la Rúa until December 2003.

Since his appointment on January 1, 2002, President Duhalde has undertaken a number of far-reaching initiatives, including:

•	ratifying the suspension of payment of certain of Argentina’s sovereign debt declared by interim President Rodríguez Saá;

•	amending the Convertibility Law, with the resulting devaluation and volatility of the peso;

•

converting certain U.S. dollar-denominated loans from financial institutions into peso-denominated debts (“pesification”) at a one-to-one exchange rate plus an adjustment for variations in consumer prices (Coeficiente de Estabilización de Referencia, “CER”) or in salaries (Coeficiente de Variación de Salarios,

“CVS”) and U.S. dollar-denominated bank deposits into peso-denominated bank deposits at an exchange rate of Ps.1.40 per U.S.$1.00, as adjusted by CER;

•	converting most U.S. dollar-denominated obligations with non-financial institutions into peso-denominated obligations, at a one-to-one exchange rate, plus an adjustment by CER or CVS, as the case may be, plus an equitable adjustment, in certain cases;

•	restructuring the maturity and interest rates on bank deposits and maintaining restrictions on bank withdrawals;

•	enacting an amendment to the Central Bank’s charter to (1) allow it to print currency in excess of the amount of foreign reserves it holds, (2) make short-term advances to the federal government and (3) provide financial assistance to financial institutions with liquidity constraints or solvency problems;

•	converting public service tariffs, including those of telephone services, which had been established in U.S. dollars, into pesos at a one-to-one exchange rate;

•	freezing public service tariffs, including those of telephone services, and not permitting indexing of any kind;

•	authorizing the federal government to renegotiate public service tariffs on a case-by-case basis;

•	imposing restrictions on transfers of funds abroad subject to certain exceptions; and

•	requiring the deposit into the Argentine financial system of foreign currency earned from exports, subject to certain exceptions.

In June 2002 President Duhalde announced his intention to request Congress to move presidential elections from October 2003 to March 2003. As of the date of this Annual Report, presidential elections are scheduled to take place on April 27, 2003, with a run-off election, if necessary, on May 18, 2003. There are currently more than ten presidential candidates. Some of these candidates represent factions of the two historically principal parties, other candidates represent new parties formed for this presidential election and others represent other parties. There is very limited discussion on the policies that would be implemented or promoted by the candidates. This uncertainty has translated into a delay in the adoption of numerous decisions affecting the country’s economic performance.

Commercial and financial activities have been virtually paralyzed in 2002, further aggravating the economic recession that precipitated the current crisis. Moreover, due to the ongoing social and political protests, Argentina’s economy and society continue to or may face risks including (1) civil unrest, rioting, looting, nationwide protests, widespread social unrest and strikes, (2) expropriation, nationalization and forced renegotiation or modification of existing contracts, (3) changes in taxation policies, including tax increases and retroactive tax reforms and (4) mandatory salary increases.

The deepening recession, including a 10.9% decrease in GDP in 2002, high unemployment and underemployment that preceded and that has followed the devaluation of the peso and high inflation has led to a reduction of wages in real terms and disposable income and changes in consumer behavior across all class sectors of the Argentine population. Such effects have resulted and may continue to result in a decrease in the number of clients, the use of Telefónica Argentina’s services and the type of products and services demanded, with a possible corresponding reduction in our revenues. See “Risks Related to Telefónica Argentina—Telefónica Argentina’s revenues have been and may continue to be adversely affected by a decrease in the number of customers and usage.”

Argentina’s insolvency and default on its public debt could prolong the current financial crisis.

As a result of its growing fiscal deficit, Argentina’s ability in the short-term to stimulate economic growth, appease social unrest and repay its debt may depend on external financial assistance. Due to failure to meet fiscal deficit targets, including those for the fourth quarter of 2001, on December 5, 2001, the International Monetary Fund (“IMF”) suspended further disbursements. This decision deepened the economic and political crisis.

On December 23, 2001, interim President Rodríguez Saá declared the suspension of debt payments on approximately U.S.$63 billion of Argentina’s sovereign debt total of approximately U.S.$144.5 billion as of December 31, 2001. On January 2, 2002, President Duhalde ratified such decision. Consequently, the principal international rating agencies downgraded the rating of Argentina’s sovereign debt.

In January 2002, President Duhalde initiated talks with the IMF. On January 24, 2003, the IMF approved an eight-month Stand-by Credit Facility for Argentina of approximately U.S.$2.98 billion that is designed to provide transitional financial support through the period ending August 31, 2003, which replaces Argentina’s prior arrangements with the IMF. In addition, the IMF agreed to extend by one year U.S.$3.8 billion dollars in payments Argentina would have been expected to make through August 2003. On March 19, 2003, the IMF made available to Argentina U.S.$307 million under this Stand-by Facility granted to Argentina in January. To date the IMF and other multilateral and official sector lenders have indicated that additional amounts of financial aid will be dependent on the implementation of a sustainable economic program. The IMF, through various pronouncements, indicated that such program should include improving methods of tax collection, reforming intergovernmental tax distributions between the federal government and the provinces, imposing spending controls on the federal and provincial governments, and restructuring the foreign indebtedness on which Argentina has defaulted.

The Argentine government’s current insolvency and inability to obtain financing can be expected to affect significantly its ability to implement any reforms and restore economic growth. This could further undermine the ability to restore economic growth and may result in deeper recession, higher inflation, greater unemployment, and greater social unrest. If this happens, our and Telefónica Argentina’s financial condition and results of operations would likely continue to be materially and adversely affected.

The Argentine financial system may collapse, thereby impeding economic recovery.

In 2001, especially in the fourth quarter, a significant amount of deposits was withdrawn from financial institutions as a result of increasing political instability and uncertainty. This run on deposits had a material adverse effect on the Argentine financial system as a whole. The magnitude of deposit withdrawals, the general unavailability of external or local credit, together with the restructuring of the public sector debt with local holders (a substantial portion of which was placed with banks), created a liquidity crisis which undermined the ability of Argentine banks to pay their depositors. To prevent a run on the U.S. dollar reserves of local banks, on December 1, 2001, the De la Rúa administration restricted the amount of cash that account holders could withdraw from banks and introduced exchange controls restricting capital outflows. Although many of these restrictions, known as the “corralito”, are no longer in place, the Duhalde administration subsequently implemented a schedule, known as the “corralón”, which stated how and when money in savings and checking accounts and maturing time deposits would become available, in an attempt to stop the continuing drain on bank reserves. Despite the corralito and corralón, between January 1 and April 30, 2002, approximately Ps.13.0 billion were withdrawn from banks as the result of judicial orders, an average of Ps.109 million per day.

On February 4, 2002, pursuant to Emergency Decree No. 214/02, the Argentine government converted all foreign-denominated bank deposits into peso-denominated deposits at the exchange rate of Ps.1.40 per U.S. dollar, with an adjustment of such new peso deposits pursuant to an index based on consumer price variations in the preceding month published by the Central Bank, the CER. The Argentine government also announced the conversion of most U.S. dollar-denominated debts with Argentine financial institutions into peso-denominated debts at a one-to-one exchange rate, to be adjusted pursuant to the CER. In March 2002, the Argentine government issued Decree No. 762/02 by which it replaced the CER, for certain debts, with the CVS.

All these factors, including the different exchange rates applied to the conversion of foreign currency-denominated bank deposits and loans have increasingly strained the Argentine financial system. Since January 2002, the Central Bank has been forced to grant substantial financial aid to most of the banks in the Argentine financial system. The corralito, the corralón and certain other measures have, to a significant extent, shielded banks from a further massive withdrawal of deposits, but they have also led to the paralysis of virtually all commercial and financial activities, diminished spending and greatly increased social unrest, exacerbating the already severe recession. As a result, there has been widespread public repudiation of, and protests directed against, financial institutions, which also has had a material adverse effect on the Argentine financial system.

On June 1, 2002, the Argentine government enacted Decree No. 905/02, which gave owners of rescheduled foreign- and peso-denominated bank deposits the option (during a period of 30 banking business days starting on June 1, 2002) to receive certain bonds issued by the Argentine government in lieu of payment of such deposits. These bonds could be applied to the payment of certain loans under certain conditions. On September 17, 2002, Decree No. 1836/02 launched another exchange option. Depositors, however, showed little interest in the first or second stages of the voluntary exchange of deposits for bonds. The Argentine government has continued to indicate that it is committed to providing depositors the option to exchange their money for bonds, rather than forcing them to do so through an obligatory exchange.

In a decision dated March 5, 2003, the Supreme Court of Argentina struck down the mandatory conversion of U.S. dollar deposits held by the Province of San Luis with Banco Nación pursuant to Emergency Decree No. 214/02 on constitutional grounds. Under Argentine law, the Supreme Court rulings are limited to the particular facts and defendant in the case; however, lower courts tend to follow the precedents set by the Supreme Court. There are also numerous other cases in the Argentine judicial system challenging the constitutionality of the pesification pursuant to the Public Emergency Law. The Supreme Court’s decision creates uncertainty as to the implications for the banking system as a whole, including the need for the Argentine government to provide additional financial assistance to the banks in the form of U.S. dollar-denominated bonds. This, in turn, could add to the country’s outstanding debt and is viewed with concern by holders of Argentina’s outstanding bonds.

Through Decree 739/03 dated March 28, 2003 the Argentine government made a further attempt to eliminate the corralón by giving depositors the option to be reimbursed pursuant to a schedule for their deposits in pesos, at a Ps1.40 per U.S.$1.00 exchange rate adjusted pursuant to CER, plus accrued interest, and to receive a 10-year U.S. dollar denominated bond to be issued by the Argentine government to cover the difference between the amount in pesos to be received by the depositors and the face amount of the original deposit made in U.S. dollars at the exchange rate applicable on April 1, 2003.

The factors mentioned above have increased the pressures on a weakened financial system. Certain foreign controlled banks have closed down operations. Given the depositors’ loss of confidence in the financial system, the elimination of the corralón could result in an attempt by such depositors to withdraw all of their deposits and convert such pesos into U.S. dollars. If these withdrawals were to flow to the foreign exchange market, the recent increase in the level of bank deposits could be quickly reversed, causing a sharp increase in the exchange rate and inflation. Moreover, due to the liquidity problems of Argentine banks, these withdrawals could result in the collapse of the financial system and could exacerbate the depreciation of the peso. In the event that the Central Bank provides financial assistance to financial institutions in order to avoid such collapse, liberated funds could flow into the foreign exchange market.

The banking system’s collapse, or the collapse of one or more of the largest banks in the system, would have a material and adverse effect on the prospects for economic recovery and political stability resulting in a loss of consumer confidence, lower disposable income and few financing alternatives for consumers. Such a collapse and its effect on consumers would also have a material and adverse effect on Telefónica Argentina including lower usage of its services and a higher level of delinquent and uncollectible accounts and as a result could also have a material adverse effect on us.

The devaluation of the Argentine peso, the pesification and freezing of Telefónica Argentina’s tariffs, and the macroeconomic conditions currently prevailing in Argentina, have had, and may continue to have, a material adverse effect on our and Telefónica Argentina’s results of operations and financial condition.

The Argentine government’s economic policies and any future decrease in the value of the peso against the U.S. dollar could adversely affect our and Telefónica Argentina’s financial condition and results of operations. The peso has been subject to large devaluations in the past and may be subject to significant fluctuations in the future.

The Public Emergency Law put an end to ten years of U.S. dollar-peso parity and authorized the Argentine government to set the exchange rate. After devaluing the peso, the Argentine government initially established a dual exchange rate of Ps.1.40 per U.S. dollar for certain transactions and a free-floating rate for all other transactions. This dual system was later eliminated in favor of a single free-floating exchange rate for all transactions. Since the devaluation of the peso, the peso has fluctuated significantly, causing the Central Bank to intervene in the market to support the value of the peso by selling U.S. dollars and, lately, by buying U.S. dollars. As of April 9, 2003, the exchange rate was Ps.2.92 per U.S. dollar; however, it reached Ps.3.90 per dollar as of June 25, 2002.

We cannot assure you that future polices to be adopted by the Argentine government will be able to control the value of the peso and therefore, the peso could be subject to significant fluctuations and depreciations in the future, which could materially and adversely affect our and Telefónica Argentina’s financial conditions and results of operations. Also, the Argentine government is facing severe fiscal problems as a result of the devaluation of the peso. As most of the Argentine government’s financial liabilities are U.S. dollar-denominated, there has been an increase in the amount of the Argentine government’s total debt as a result of the devaluation. Peso-denominated tax revenues constitute the majority of its tax receipts and, due to inflation, tax revenues have increased in nominal terms, but have decreased in U.S. dollar terms. Therefore, the government’s ability to honor its foreign debt obligations has been materially and adversely affected by the devaluation of the peso.

We realize substantially all of our revenues in pesos and, as a result, the devaluation of the peso and the pesification and freezing of Telefónica Argentina’s tariffs have had a material adverse effect on our earnings because our consolidated indebtedness is largely denominated in foreign currency and therefore the devaluation has significantly increased our consolidated debt in peso terms. In addition, some portion of our expenses, including capital expenditures, is also denominated in foreign currency. Furthermore, the devaluation of the peso has had a material adverse effect on our financial conditions, as our largely peso-denominated assets have depreciated accordingly against our foreign currency-denominated indebtedness. Any further depreciation of the peso against the U.S. dollar will correspondingly increase the amount of our consolidated debt in pesos, with further adverse effects on our results of operations and financial conditions. As of September 30, 2002, our consolidated debt in foreign currency was the equivalent of U.S.$2,192 million.

Given the continuing economic crisis in Argentina and the economic and political uncertainties, it is impossible to predict whether, and to what extent, the value of the peso may further depreciate or appreciate against the U.S. dollar and how those uncertainties will affect consumption of telephone services. Moreover, we cannot predict whether the Argentine government will further modify its monetary policy and, if so, what impact these changes could have on our financial condition and results of operations.

The Argentine economy may continue to experience significant inflation and a substantial part of Telefónica Argentina’s revenues are not currently subject to indexing.

On January 24, 2002, the Argentine government amended the charter of the Central Bank to allow the Central Bank to print currency without having to maintain a fixed and direct relationship to foreign currency and gold reserves. This change allows the Central Bank to make short-term advances to the federal government to cover its anticipated budget deficits and to provide assistance to financial institutions with liquidity or solvency problems.

There is considerable concern that if the Central Bank prints currency to finance public sector spending or assist financial institutions in distress, significant inflation could result. For the first nine months of 2002, the Argentine consumer price index increased 39.7% and the wholesale price index increased 121.2%. During the last quarter of 2002, the Argentine consumer price index increased by 1.0% and the Argentine wholesale price index declined by 1.3%. During the first quarter of 2003 the Argentine consumer price index increased by 2.5% and the wholesale price index increased by 0.2%. In the past, inflation materially undermined the Argentine economy and the Argentine government’s ability to create conditions that would permit growth.

Telefónica Argentina derives its revenues from monthly basic charges, measured service charges and other charges. Prior to the enactment of the Public Emergency Law, those revenues were linked to a rate per unit of usage expressed in U.S. dollars and Telefónica Argentina also had the right to adjust that rate semiannually in accordance with variations in the U.S. consumer price index. Currently, however, the Public Emergency Law provides that, in agreements executed by the federal government under public law regulations, including those related to public works and services, which includes the telecommunications services offered by Telefónica Argentina, indexation clauses based on foreign currency price indices or any other indexation mechanism are annulled. In this regard, the law sets forth that the prices and rates resulting from such provisions be established in pesos at a rate of Ps.1.00 per U.S.$1.00. Any further inflation will result in further decreases in Telefónica Argentina’s revenues in real terms and will adversely affect Telefónica Argentina’s results of operations, provided that Telefónica Argentina’s tariffs do not keep pace with inflation. Telefónica Argentina is in the process of renegotiating its tariffs with the Argentine government. We cannot give you any assurance that the outcome of these negotiations will be favorable to Telefónica Argentina and therefore to us. See “Factors Related to Telefónica Argentina.” In January 2002, the Argentine government pesified and froze Telefónica Argentina’s tariffs and the current renegotiation of Telefónica Argentina’s tariffs may result in tariffs that may have a material adverse impact on Telefónica Argentina’s future financial position. Telefónica Argentina may continue to have operating losses as a result and the value of Telefónica Argentina’s assets may be negatively affected.

Moreover, any further inflation could result in further increases in Telefónica Argentina’s expenses, including capital expenditures. The current mismatch between revenues and expenses, especially in a potentially inflationary economy like that of Argentina, has affected and may continue to affect materially Telefónica Argentina’s results of operations and, consequently, our results.

Exchange controls may prevent the servicing of our and Telefónica Argentina’s respective foreign currency-denominated debt obligations.

Since early December 2001, the Argentine authorities implemented a number of monetary and currency exchange control measures that included restrictions on the withdrawal of funds deposited with banks and tight restrictions for making transfers abroad, with the exception of those related to foreign trade and other authorized transactions. These regulations have been changing constantly since they were first promulgated and we cannot assure you as to how long these current regulations will be in effect or whether they will be made stricter.

Pursuant to recent resolutions issued by the Central Bank seeking a gradual normalization of the local foreign exchange market, effective January 8, 2003, prior authorization from the Central Bank is no longer required to transfer funds abroad for payment to foreign beneficiaries of corporate profits and dividends reported as payable under approved financial statements certified by an independent auditor.

For the remittance abroad of funds required for principal payments under financial loans, prior Central Bank authorization is required until August 8, 2003, as a general rule. However, the following transfers of funds abroad to repay principal on financial debts are exempted from prior Central Bank approval:

(1)	payments under financing arrangements that have been renegotiated under Argentina’s Reorganization and Bankruptcy Act, if certain conditions are met;

(2)	repayment of new financing disbursed and brought into the Argentine financial system on or after February 11, 2002;

(3)	financial debts with international organizations, loans granted by banks acting as co-lenders with those organizations, loans or financings granted or guaranteed by official credit agencies and export financing insurance companies that are members of the International Union of Credit and Investment Insurance (the Berne Union) and debts with, or guaranteed by, multilateral organizations in which the Argentine government is a member;

(4)	payments relating to debts past due, providing that the total amount of repayment or partial payment does not exceed U.S.$1.0 million monthly;

(5)	payments of financial debts the principal of which, as of December 31, 2002, whether past due or not, did not exceed U.S.$5.0 million as of that date;

(6)	payments under negotiable obligations, bonds, commercial paper, syndicated loans with foreign banks, financial loans with foreign banks and not backed by foreign assets owned by the borrower or a resident individual or legal entity, financial loans with foreign parent companies and affiliates, provided that (a) the payments are required under a refinancing agreement made after January 2, 2003; (b) such refinancing does not call for payments of principal in excess of 10% in cash upon the date of the agreement, 5% within six months, and 5% within twelve months of the date of the agreement; and (c) the refinanced balance is payable in not less than five years on the average; and

(7)	payments (whether or not overdue) under negotiable obligations, bonds, commercial paper, syndicated loans with foreign banks, financial loans with foreign banks and not backed by foreign assets owned by the borrower or a resident individual or legal entity, financial loans with foreign parent companies and affiliates, if, prior to the repayment of principal under an existing credit facility, the local debtor obtains new financing which was brought into Argentina on or after December 26, 2002 through the foreign exchange market and this new financing has an average life of not less that five years, and is for an amount at least equal to the amount of the debt that will be cancelled.

Interest payments on outstanding financial indebtedness no longer require Central Bank approval for their remittance abroad, provided that the transfer abroad in connection with such payments is made not more than 15 days in advance of their stated maturity date.

In cases (4) through (7) above and in the case of interest payments, the actual transfer of funds abroad may only be made after the financial entity through which the remittance will be made is satisfied that the originating transactions are genuine and in compliance with Central Bank regulations, the borrower has reported promptly to the Central Bank the disbursement giving rise to the related financial liability, and the financial entity has received documentation supporting the receipt of the funds in Argentina and/or their application to the repayment of trade, financial, export-related or other obligations.

While the above restrictions are in force, we cannot assure you that the Central Bank will authorize us to make principal payments to foreign creditors during the repayment term and under the conditions originally established. Any easing of foreign exchange controls may have mixed results, fueling the demand for U.S. dollars while improving the outlook for private enterprises, which may consider this easing of controls as a further step toward a normal foreign exchange market.

As of September 30, 2002, we have current consolidated bank and financial debt amounting to the equivalent of U.S.$1,056 million representing 47% of our total bank and financial debt as of that date whose payment is subject to the foregoing exchange controls. In addition, we have an additional amount equivalent to U.S.$1,123 million of consolidated noncurrent liabilities that if we were to default, could be accelerated. Our consolidated debt in foreign currency on that date amounted to the equivalent of U.S.$2,416 million.

Factors Related to Us

The current macroeconomic situation in Argentina and recent changes to regulations affecting us and Telefónica Argentina have given rise to conditions that raise substantial doubts to our and Telefónica Argentina’s ability to remain as a going concern.

Our Consolidated Audited Financial Statements contain the following uncertainties affecting our assumption that we and Telefónica Argentina will remain as a going concern:

•	the potential adverse effect of the outcome of Telefónica Argentina’s pending tariff renegotiation with the Argentine government;

•	whether we or Telefónica Argentina will be able to obtain refinancing or additional credit lines to be able to pay our and its current debt; and

•	whether the Central Bank will authorize transfers abroad to pay our foreign creditors.

Our auditors have noted in their Audit Report that the potential result of the issues listed above gives rise to substantial doubt about our ability to continue as a going concern. Our financial statements as of September 30, 2002 do not include any adjustments or reclassifications that might result from the outcome of these uncertainties.

As we are a holding company, we are entirely dependent on dividends from Telefónica Argentina for cash inflows and we will be structurally subordinated to the creditors of Telefónica Argentina in any liquidation.

We are a holding company with no significant assets other than our Telefónica Argentina common stock and no significant source of cash inflows other than dividends paid on such common stock.

Because we are a holding company, upon the liquidation or reorganization of Telefónica Argentina or Telefónica Argentina’s subsidiary, Telinver S.A., our right to participate in any distribution of their assets is subject to the prior claims of creditors of Telefónica Argentina and its subsidiary, including trade creditors, except to the extent that we may also have any credit against Telefónica Argentina and its subsidiary. None of our indebtedness is guaranteed either by Telefónica Argentina or any other of our affiliates. As of September 30, 2002, our unconsolidated liabilities and redeemable preferred stock amounted to Ps.1,456 million (of which Ps.1,237 million are denominated in foreign currency). These claims are effectively subordinated to the liabilities of Telefónica Argentina which on a consolidated basis amounted to Ps.7,953 million (of which Ps.7,192 were denominated in foreign currency). After distributions to Telefónica Argentina’s creditors as the result of any insolvency, liquidation or other reorganizations or other similar proceedings, we may not be able to repay our creditors in full or at all.

We currently have no source of cash flow, because Telefónica Argentina suffered a significant loss in 2002 and therefore will not be able to pay out any dividends to us in 2003 and there can be no assurance that it can pay us any dividends thereafter.

Our only significant source of cashflow is cash dividends paid to us by Telefónica Argentina. Telefónica Argentina paid to us cash dividends aggregating U.S.$1,190 million from January 1, 1994 through December 31, 2001. Telefónica Argentina’s ability to pay dividends to its shareholders, including us, while also meeting its capital expenditure and debt service requirements will depend on, among other things described below, its net income and its ability to generate sufficient funds internally and, to a lesser extent, may depend, on its ability to have access to financial markets at acceptable costs.

The ability of Telefónica Argentina to pay dividends will also depend on applicable laws and, under certain circumstances, restrictions contained in applicable agreements or debt instruments. Under Argentine law, dividends can only be paid out of retained earnings reflected in its annual audited financial statements. In addition, pursuant to the Company’s Law, dividends cannot be paid until losses from prior fiscal periods have been absorbed. The declaration and payment of dividends by companies require the affirmative vote of a majority of their respective directors and of their shareholders represented at a shareholders’ meeting.

The effect of the devaluation of the peso and the pesification and freezing of Telefónica Argentina’s rates has eliminated its unappropriated retained earnings and the reserve for future dividends out of which cash dividends are distributed. By December 31, 2002 (Telefónica Argentina’s fiscal year end), such losses exceeded the reserves. As of the date of this Annual Report, Telefónica Argentina is unable to distribute dividends until the unappropriated losses are absorbed. As a result of Telefónica Argentina’s losses in 2002, it did not make dividend payments to us in 2002 and it cannot make dividend payments to us in 2003 based on its financial statements ending December 31, 2002. Furthermore, we do not know when or if Telefónica Argentina will be able to distribute dividends thereafter.

We have remained current on the payment of interest on our debt by increasing our intercompany debt with our parent, Telefónica Internacional S.A. (“Telefónica Internacional”). Telefónica Internacional has assigned to us payments it received from Telefónica Argentina on intercompany debt Telefónica Argentina owed to it. We cannot assure you that Telefónica Internacional will continue to assign such payments to us in exchange for more intercompany debt between us and it or whether Telefónica Argentina will continue to be able to make payments on its intercompany loan to Telefónica Internacional.

If Telefónica Internacional does not receive any payments from Telefónica Argentina, we cannot assure you that Telefónica Internacional will make new intercompany loans to us. Furthermore, the intercompany debt between Telefónica Internacional and Telefónica Argentina permits Telefónica Internacional to assign such debt to third parties without Telefónica Argentina’s consent. If Telefónica Internacional assigned such intercompany debt to a third party, we would no longer receive the assigned payments being made by Telefónica Argentina to Telefónica Internacional.

We are not permitted by law to reduce our ownership of Class A Shares of Telefónica Argentina below 51% of its capital stock without the consent of the Telecommunications Regulatory Authority. We own no other significant assets in addition to our approximately 14% ownership in Telefónica Argentina which could be sold in order to make up for any shortfall in the payments due on our indebtedness, including interest and principal payments due on our notes.

The deterioration of the Argentine economy has made it impossible for Telefónica Argentina and us to access the capital markets or obtain new third-party financings, thereby requiring us to renegotiate our existing indebtedness with our creditors.

In light of recent macroeconomic developments in Argentina, and the negative impact that such macroeconomic events had on our and Telefónica Argentina’s financial condition, we and Telefónica Argentina are unable to access the capital markets and third-party financing sources, both domestically and internationally, in amounts sufficient to enable us or Telefónica Argentina to meet our respective debt obligations. Primarily as a result of the devaluation, Telefónica Argentina suffered losses in 2002 and therefore did not distribute dividends in 2002 and cannot distribute dividends in 2003. Furthermore, we are unable to determine whether the current macroeconomic environment in Argentina will worsen in the short-term and further harm our and Telefónica Argentina’s ability to meet our respective current and future debt obligations.

We have outstanding as of September 30, 2002 the following major unconsolidated indebtedness:

•	8.85% Notes due 2004 with U.S.$225 million outstanding and our 10.375% Notes due 2004 with Ps.175 million outstanding;

•	Ps.38 million in our preferred stock and Ps.4 million in accumulated preferred dividends, respectively; and

•	U.S.$102.4 million in short-term intercompany loans with Telefónica Internacional.

Telefónica Argentina and Telinver have outstanding as of September 30, 2002, the following major unconsolidated indebtedness:

•	11.875% Notes due 2004 with U.S.$300 million outstanding;

•	9.875% Notes due 2006 totaling U.S.$71 million outstanding, which may become due on July 1, 2004, if, as of July 1, 2004, our 11.875% Notes due 2004, and any other indebtedness incurred to refinance such notes that matures prior to July 1, 2006, exceeds 30% of the initial aggregate principal amount of our 11.875% Notes due 2004;

•	9.125% Notes due 2008 totaling U.S.$368.5 million outstanding;

•	short-term and long-term bank and other financial institution financing outstanding totaling the equivalent of U.S.$67 million and U.S.$133 million, respectively; and

•	U.S.$890 million in short-term intercompany loans, primarily with Telefónica Internacional.

Should no financing alternatives be available to us or should we not succeed in obtaining refinancing, we would not have sufficient funds available to meet our current financial liabilities payable to almost all foreign creditors (including those disclosed as current on the balance sheet as of September 30, 2002 and such noncurrent financial liabilities that would turn into current liabilities if creditors claimed a default). In addition, a default by us or Telefónica Argentina on debt in excess of U.S.$20 million is an event of default under our 8.85% Notes due 2004 and 10.375% Notes due 2004, thereby permitting our bondholders to accelerate our debt.

In 2002, Telefónica Argentina was able to cancel a portion of its debt, roll over the remaining short-term debt, receive waivers from creditors in respect of certain covenant defaults and exchange its notes maturing in 2002 for notes due 2006 which may become due in 2004 under certain circumstances. We were also able to roll over our short-term debt and receive waivers from creditors in respect of certain financial covenants.

We and Telefónica Argentina may be forced to make a reduction of Telefónica Argentina’s or our capital stock or dissolve if our shareholders do not contribute additional capital.

As of September 30, 2002, Telefónica Argentina has accumulated losses amounting to Ps.3,825 million (in constant pesos as of September 30, 2002). The effect of the devaluation of the peso and the pesification and freezing of Telefónica Argentina’s tariffs has eliminated its unappropriated retained earnings and its reserves for future dividends out of which dividends are distributed. By the end of the fiscal year ended September 30, 2002, such losses exceeded the reserves, including Telefónica Argentina’s reserves for its future dividends. In addition, as of September 30, 2002, we had accumulated loss. The loss eliminated our unappropriated retained earnings and our reserves for future dividends out of which dividends are distributed. By the end of the fiscal year ended September 30, 2002, our losses exceeded the reserves, including our reserves for our future dividends.

If the losses exceed 50% of the capital stock plus reserves at any fiscal year end, we or Telefónica Argentina, as the case may be, would fall under the condition for mandatory capital stock reduction set forth in the Ley de Sociedades Comerciales No. 19,550 (the “Companies Law”). However, Decree 1,269/02 dated July 16, 2002 has suspended the enforcement of such provision of the Companies Law until December 10, 2003. Also, if after December 10, 2003 Telefónica Argentina’s or our shareholders’ equity becomes negative at any fiscal year-end and our shareholders do not recapitalize, a dissolution event will occur under the Companies Law. We cannot assure you that, in the future, the Companies Law or any other law or regulation will not force Telefónica Argentina or us under these circumstances to effect mandatory capital reductions or to dissolve. As of the date of this Annual Report, we cannot provide any assurance that, should such dissolution event occur, our shareholders would make additional capital contributions, or that we or Telefónica Argentina, consequently, would be able to continue our operations.

The interests of our affiliates, as our equity owners and creditors, may conflict with the interests of the holders of our notes or preferred shares.

The Spanish telecommunications and media company Telefónica, through affiliates including Telefónica Internacional, beneficially owns almost 100% of our capital stock and, therefore, controls us and can determine the outcome of any action requiring shareholder approval. We own 64.83% of Telefónica Argentina’s capital stock and, therefore, control Telefónica Argentina and can determine the outcome of any action requiring shareholder approval. Actions within the control of Telefónica and its affiliates include the election of our and Telefónica Argentina’s boards of directors and, subject to the requirements of Argentine laws, the payment of dividends.

The interests of Telefónica, Telefónica Internacional and Telefónica Holding as our equity investors may conflict with the interests of the holders of our debt or preferred shares. Moreover, Telefónica Internacional has made substantial extensions of credit to us and Telefónica Argentina and represents Telefónica Argentina’s largest creditor. The interests of Telefónica Internacional as Telefónica Argentina’s creditor may conflict with the interests of the unaffiliated holders of our debt, our preferred shareholders or holders of Telefónica Argentina’s debt. All of the intercompany loans made to us and Telefónica Argentina are short-term in nature and, as a result, Telefónica Internacional has the legal right to cause us or Telefónica Argentina to pay them in full prior to the time we and Telefónica Argentina are required to make scheduled payments on our or Telefónica Argentina’s remaining third-party debt obligations. Furthermore, Telefónica Internacional may assign its rights under the loans without our or Telefónica Argentina’s consent. If Telefónica Internacional, or any assignee, as applicable, were to demand payment in respect of all of its short-term debt, it would have a material adverse effect on our respective ability to pay our or Telefónica Argentina’s debt obligations as they come due. As a result, the claims under the intercompany loans may, as a practical matter, enjoy payment priority over claims of any other debt. We cannot assure you that Telefónica or its affiliates will provide us or Telefónica Argentina with additional intercompany financing support or continue to roll over existing debt.

Conflicts of interest between us, Telefónica and other of our affiliates may also arise in connection with other business activities. Telefónica, through affiliates, also has joint and separate investments in the communications and media sector in Argentina, including mobile cellular and PCS services following the effectiveness of the spin-off of our wireless services business and data transmission business. These businesses became controlled by Telefónica Móviles, S.A. and Telefónica DataCorp S.A. (“Telefónica DataCorp”), respectively, each of which is a controlled subsidiary of Telefónica and independent of us. In some circumstances, our and Telefónica Argentina’s interests may not be aligned with and may perhaps be adverse to the interests of Telefónica or its affiliates. We cannot assure you that Telefónica or its affiliates will not limit or cause us or Telefónica Argentina to forego business opportunities that other Telefónica affiliates may pursue, or that the pursuit of opportunities by other affiliates will be in our interest.

In January 2002, the Argentine government pesified and froze Telefónica Argentina’s tariffs and the current renegotiation of Telefónica Argentina’s tariffs may result in new tariffs that may have a material adverse impact on Telefónica Argentina’s future financial position. Telefónica Argentina may continue to have operating losses as a result and the value of Telefónica Argentina’s assets may be negatively affected.

Telefónica Argentina has stated in Notes 2.3.e, 2.3.i and 11 to Telefónica Argentina’s Consolidated Audited Financial Statements that the amount booked in fixed assets corresponding to its telecommunications business and the minimum presumed income tax credit, totaling Ps.8,806 million and Ps.37 million, respectively, may be negatively affected by the outcome of its tariff renegotiation and the resulting impact on its operations. Future negative economic developments may result in the adoption of further measures by the Argentine government, including changes to measures already adopted. We cannot assure you what effect these developments and measures may have on the value of its assets and liabilities or results of operations.

In January 2002, tariffs for basic telephone services and long-distance services which Telefónica Argentina charges its customers were converted to pesos from U.S. dollars and fixed at an exchange rate of Ps.1.00 per U.S.$1.00. Telefónica Argentina’s tariffs were also frozen, as indexation of any kind is not permitted under the Public Emergency Law. The Public Emergency Law also authorized the Argentine government to renegotiate its contracts related to public works and services. Telefónica Argentina is currently in negotiations with the Argentine government regarding the rates Telefónica Argentina may charge in the future. According to the Public Emergency Law, the government must consider the following factors when renegotiating the new tariff regime:

•	the effect of these tariffs on the competitiveness of the general economy and in the distribution of income,

•	the quality of the services,

•	the investment plans when such issues are included in the pertinent agreements,

•	consumer protection and accessibility of the services,

•	the security of the systems, and

•	profitability of the company.

The outcome of the tariff renegotiation is uncertain and therefore we cannot assure you that the tariffs that result from the renegotiation will maintain their value in U.S. dollars or constant pesos over time to compensate for any past and future increases in inflation or devaluation. Inflation in terms of wholesale price index and consumer price index for the nine-month period ended September 30, 2002 was 121.2% and 38.5%, respectively, and devaluation amounted to 274%. Pursuant to the process established for the renegotiations, Telefónica Argentina submitted both an interim request for a tariff increase and a comprehensive proposal regarding its tariff regime within the time period established. We do not know when the renegotiations will be concluded and whether they would be concluded in a manner that will not have a material adverse effect.

On January 23, 2003, the Argentine government issued Emergency Decree No. 120/03 which established that the Argentine government may provide for interim tariff increases or adjustments until the process of renegotiation of public service contracts and licenses required under the Public Emergency Law is completed. On January 9, 2003, the Argentine government issued Decree 146/03 that declared an interim tariff increase of approximately 10% for the electricity and gas sectors. The National Ombudsman, the Ombudsman of the City of Buenos Aires and certain other organizations filed objections to both these decrees with various courts. Pursuant to these objections, a court issued a preliminary injunction prohibiting the increase in these tariffs. Furthermore, there is a possibility that electricity and gas providers may be required to refund the portion of their revenues corresponding to such interim rate increase if the court determines that the increase in tariffs was prohibited under the Public Emergency Law. We cannot assure you that Telefónica Argentina will receive any interim tariff increase, or if it does, that it will not be enjoined from increasing its rates pursuant to any such increase.

Telefónica Argentina is subject to tariff regulation and Telefónica Argentina could be subject to further adverse regulatory “price caps”.

Telefónica Argentina is currently and will continue to be subject to tariff regulation in areas of service where “effective competition” does not exist. Pursuant to Telefónica Argentina’s license to provide telephone services, Telefónica Argentina had to decrease its rates by 4% (in constant U.S. dollar terms) annually between 1997 and 1999. In connection with this tariff reduction, Telefónica Argentina agreed to implement price cap reductions. The Argentine government may also subject it to additional reductions.

In addition, Decree No. 764/00 reduced, as of November 2000, the interconnection fee rates for the origin and destination of calls in local areas for those districts with more than 5,000 inhabitants or a telephone-set density above 15 telephones for every 100 inhabitants, for the remaining districts and in those areas included in the original license of independent operators, and for the transit within local areas. A 3% semiannual “price cap” reduction was applied during the first two years after these rules and regulations became effective.

The price cap system as applied to Telefónica Argentina’s and other regulated industries may also be subject to renegotiation as provided by the Public Emergency Law, although no assurance can be given as to the results of any such renegotiation. Telefónica Argentina does not know when the Secretary of Communications may determine that effective competition exists in any particular area or in the case of any service, and therefore we cannot assure you that it will not be subject to further reductions of its tariffs.

Tariff reductions of differing scopes and magnitudes may continue for a number of years and may reduce revenues from basic and other services. While Telefónica Argentina intends to continue to strive to control operating costs and improve productivity, those efforts may not offset, in whole or in part, the decline in operating margins that may result from mandatory tariff reductions.

We are uncertain whether the evolution of the regulatory framework will adversely affect the viability or general competitiveness of the telecommunications business. Neither we nor Telefónica Argentina are in a position to control the nature, extent and timing of government action in this area. Future modifications of the regulatory framework may have a material adverse effect on Telefónica Argentina’s business, financial condition or results of operations and on us.

Telefónica Argentina’s revenues have been and may continue to be adversely affected by a decrease in the number of its customers and usage.

Telefónica Argentina’s revenues depend on its ability to retain customers. However, the current recession, unemployment and underemployment, coupled with the rise of inflation in 2002, have led to a reduction of wages in real terms and a reduction of disposable income in all class sectors of the Argentine population, which resulted in a decrease in the number of customers that use Telefónica Argentina’s services and in a reduction of usage per telephone line. In 2002, Telefónica Argentina’s lines in service were further reduced by approximately 99,000 lines with a reduction of total traffic per line of approximately 5%. This reduction in lines in service has resulted in reduced usage of its services and a consequent reduction in its revenues and cash inflows. In addition, we cannot assure you that further reductions in demand for its service will not take place, further negatively affecting cash flows and revenues.

Telefónica Argentina’s license is revocable under certain circumstances, and revocation of the license would have a material and adverse effect on it.

Telefónica Argentina is subject to a complex series of laws and regulations with respect to the telecommunications services Telefónica Argentina provides. Telefónica Argentina provides telecommunications services pursuant to a license that is subject to regulation by various regulatory bodies. Its dissolution and the declaration of its bankruptcy are events that may lead to a revocation of its license under the List of Conditions. Its dissolution will occur if its shareholders’ equity according to Argentine GAAP becomes negative for any future fiscal year end after December 10, 2003 and the shareholders of Telefónica Argentina do not recapitalize. See “—We and Telefónica Argentina may be forced to make a reduction of Telefónica Argentina’s or our capital stock or dissolve if our shareholders do not contribute additional capital.” In addition, its License is revocable if we cease to own at least 51% of Telefónica Argentina’s common stock in Class A shares of its shares without regulatory approval. Any partial or total revocation of the license will have an immediate and material adverse impact on Telefónica Argentina’s and our financial condition and results of operations.

Access to the Argentine telecommunications market is now fully deregulated and as a result competition could have a material adverse effect on Telefónica Argentina’s results of operations.

Since 1999, the Argentine government has issued a number of decrees liberalizing the access to the telecommunications market. As a result, a number of new operators have entered the market, including the Southern Region, where Telefónica Argentina is the incumbent provider of telecommunications services. The new providers of local, domestic long-distance and international telephone services are now direct competitors of wireline basic telephone service providers. Although as a result of the liberalization Telefónica Argentina began to offer telephone services in the Northern Region, Telecom Argentina is the incumbent provider of telecommunications services in the Northern Region. The operators of data transmission networks and other companies providing wireless services (including companies spun off from Telefónica Argentina in the Reorganization Transactions), may be Telefónica Argentina’s indirect competitors to the extent those services may be substitutes for fixed wire line telephony.

Since the liberalization of access to Telefónica Argentina’s market, competition has affected Telefónica Argentina’s results of operations as Telefónica Argentina has lost customers of its long distance service to Telecom Argentina and other smaller competitors and have had to increase its efforts in order to retain existing customers, to win back the customers it lost and to acquire new customers. Telefónica Argentina may experience, as a result of the current competitive environment, an additional loss of market share to and additional competition in prices with, competitors in the Southern Region beyond that which has already taken place since October 1999. Telefónica Argentina may also experience a loss of market share in the future as a result of the future ability of a caller to select a long-distance provider for each call and data or internet providers entering the telecommunications market. In light of the range of regulatory, business and economic uncertainties, as discussed in these “Risk Factors” and elsewhere in this Annual Report, it is difficult for Telefónica Argentina to predict with meaningful precision and accuracy its future market share in relevant geographic areas and customer segments, the speed with which changes in its market share or prevailing prices for services may occur, or the effects of competition. Those effects could be material and adverse to our and Telefónica Argentina’s overall results of operations and financial condition.

Telefónica Argentina has a significant number of legal claims against it regarding obligations of its state-owned predecessor, Empresa Nacional de Telecomunicaciones (“ENTeL”); if it were to have to satisfy those claims in full without the benefit of timely and sufficient indemnification, the obligation to do so would represent a significant liability.

As of September 30, 2002, the total amount of claims against Telefónica Argentina based upon ENTel’s alleged contractual and statutory obligations to former ENTel employees (including accrued interest and legal expenses) was approximately Ps.90.3 million. Court decisions have followed the precedent set by the Supreme Court of Argentina in the area of joint and several liability in labor matters, under which it upheld the provisions of the Work Contract Law No. 20,744, as amended, and declared a decree derogating portions of that law unconstitutional. In the Transfer Contract, under which ENTel was privatized by selling 60% of its common stock to Telefónica Argentina, ENTel agreed to indemnify Telefónica Argentina with respect to such claims. Also, the Argentine government has assumed joint and several liability with ENTel for such indemnity obligations and has authorized Telefónica Argentina to debit an account of the Argentine government at Banco Nación for any related amount payable by it with respect to such indemnification. Telefónica Argentina believes that the Argentine government’s indemnification obligations should protect it from any material economic consequences of the employees’ claims. Under Debt Consolidation Law No. 23,982, ENTel and the Argentine government may discharge their indemnity obligations through the issuance of debt instruments such as negotiable 16-year bearer bonds. Telefónica Argentina has not created any reserve for such claims.

As of September 30, 2002, Telefónica Argentina had satisfied a number of claims through Ps.4 million in cash payments. Telefónica Argentina filed a claim against ENTel on December 16, 1999 seeking indemnification and reimbursement in connection with these payments in satisfaction of the labor claims. Its case has been argued in court; however, no ruling has been issued. If the Argentine government fails to reimburse Telefónica Argentina timely and sufficiently for these claims, our and Telefónica Argentina’s results of operations may be adversely affected.

Technological advances and replacement of equipment may require Telefónica Argentina to make significant expenditures to maintain and improve the competitiveness of the services it offers.

The telecommunications industry is subject to continuous, rapid and significant changes in technology and the related introduction of new products and services. Telefónica Argentina cannot predict the effect of technological changes on its business. New services and technological advances are likely to offer additional opportunities to compete against it on the basis of cost, quality or functionality. It may not be practicable or cost-effective for Telefónica Argentina to replace or upgrade its installed technologies in response to competitors’ actions. Responding to such change may require Telefónica Argentina to devote substantial capital to the development, procurement or implementation of new technologies, and may be dependent upon the final cost in local currency of imported technology and its ability to obtain additional financing. Telefónica Argentina may also have to devote resources to the replacement of its equipment lost to theft or vandalism. Should Telefónica Argentina need to make substantial capital expenditures due to such technological changes in order to improve its system or to compete with others in the market or to replace its equipment, no assurance can be given that it will have the funds to make such capital expenditures.

Telefónica Argentina employs a largely unionized labor force and could be subject to an organized labor action.

As of September 30, 2002, approximately 72% of Telefónica Argentina’s employees were union members. Unlike its state-owned predecessor, Telefónica Argentina has not experienced a work stoppage that has had a material effect on its operations. It has reached agreements with the unions over the terms of new collective bargaining agreements. Although its relations with unions are currently stable and constructive, in recent years general labor unrest and related strikes in Argentina have increased in frequency. Strikes or other types of conflict with the unions or unionized personnel may have a material adverse effect on its ability to maintain ordinary service levels or otherwise operate its business in the manner that customers expect. In those circumstances, Telefónica Argentina might face an immediate loss of revenue. Damage to its reputation might also result, with a potential longer-term negative effect on revenues.

In addition, while maintaining frozen tariffs, the government may force private sector companies to increase salaries of unionized employees, as it did last year, resulting in an increase of Telefónica Argentina’s expenses and a negative impact on its operating income. Telefónica Argentina was required to increase salaries for unionized workers on an average of Ps.100 per month per employee.

Because the Argentine standards for disclosure and accounting differ from those of the United States, information about us may not be as detailed or comprehensive as that of non-Argentine issuers, including that of U.S. companies.

We are subject to the periodic reporting requirements of the Securities and Exchange Act of 1934. However, the periodic disclosure required of foreign issuers under the Exchange Act is more limited than the periodic disclosure required of U.S. issuers. Publicly available information about issuers of securities listed on the Buenos Aires Stock Exchange also provides less detail in certain respects than the information that is regularly published by or about listed companies in the United States or in some other countries. Furthermore, there is a lower level of regulation of the Argentine securities markets and of the activities of investors in such markets as compared with the securities markets in the United States and certain other developed countries. We prepare our financial statements in accordance with Argentine GAAP, which differs in certain respects from U.S. GAAP.

ITEM 4.    INFORMATION ON THE COMPANY.

Introduction

Compañía Internacional de Telecomunicaciones S.A. is a holding company. We conduct our business through our controlling interest in Telefónica Argentina. Our only significant asset is our ownership of 64.83% of Telefónica Argentina’s capital stock and our only significant source of cash inflows is from dividends paid on this stock.

Telefónica Argentina is one of the five largest private-sector companies in Argentina in terms of historical net revenues. Telefónica Argentina has a non-expiring license to provide fixed-wireline public telecommunications services and basic telephone services in Argentina. Telefónica Argentina also provides other telephone-related services such as international long-distance service, data transmission and internet service and, through its subsidiary, publishes telephone directories.

Through September 30, 1999, Telefónica Argentina provided domestic and international telephony services in the Southern Region (defined below) on an exclusive basis. Commencing in October 1999, the Argentine government implemented a deregulation plan introducing competition into the market. See “—Our History and Development—Deregulation of Argentina’s Telecommunications Sector”.

At September 30, 2002, Telefónica Argentina’s telephone system included approximately 4.4 million lines in service.

A.    Our History and Development.

General

We were organized in Argentina as a sociedad anónima on October 1, 1990, for a period of 99 years, registered under the name Compañía de Inversiones en Telecomunicaciones S.A., by a consortium of Argentine and international investors to acquire a controlling interest in the capital stock of Telefónica Argentina as a first step in Argentina’s privatization of its wireline public telecommunications services and basic telephone services.

Telefónica Argentina was organized in Argentina as a sociedad anónima on April 23, 1990, under the name Sociedad Licenciataria Sur S.A. for a period of 99 years. Its present name was registered on December 3, 1990.

Our principal executive office is located at Avenida Ingeniero Huergo 723, (C1107AOT) Buenos Aires, Argentina, and our telephone number is (5411) 4332-2066, facsimile number (5411) 4334-1781, e-mail: invest@telefonica.com.ar, www.telefonica.com.ar.

Privatization of Argentina’s Telecommunications System

Prior to November 8, 1990 (the “Transfer Date”), Argentina’s telecommunications system was operated principally by ENTel, an enterprise wholly owned by the Argentine government. Pursuant to State Reform Law No. 23,696 and a series of decrees regarding the privatization of ENTel, the Argentine government:

•	divided the ENTel telecommunications network into the southern half of Argentina, including most of the Province of Buenos Aires and more than half of the City of Buenos Aires (the “Southern Region”), and the balance of Argentina (the “Northern Region”);

•	granted licenses to provide basic telephone services in the Southern Region to Telefónica Argentina and in the Northern Region to Telecom;

•	granted licenses to provide telex, data transmission and other non-basic, international telephone services to Telecomunicaciones Internacionales de Argentina Telintar S.A. (“Telintar”) and Startel S.A. (companies 50%-owned by Telefónica Argentina and 50%-owned by Telecom); and

•	caused ENTel to transfer substantially all of its assets, contracts and personnel to Telefónica Argentina, Telecom, Telintar and Startel.

On the Transfer Date, the Argentine government licensed Telefónica Argentina to provide basic telephone service in the Southern Region pursuant to Decree No. 2,344/90. That same day, pursuant to an agreement (the “Transfer Contract”) among us, the Argentine government, ENTel and each of Telefónica International Holding B.V. (“TIHBV”), Inversora Catalinas S.A. (“Inversora Catalinas”), Telefónica, Citicorp and Citicorp Venture Capital S.A., the Argentine government sold 60% of Telefónica Argentina’s capital stock to us. As of the date of this Annual Report, we own a 64.83% interest in Telefónica Argentina. Telefónica beneficially owns 98% of the capital stock of Telefónica Argentina and 100% of our common stock.

See Item 7: “Major Shareholders and Related Party Transactions”.

On April 15, 1992, Telefónica Argentina acquired the business of Compañía Argentina de Teléfonos S.A. in the provinces of Mendoza and San Juan for U.S.$52.5 million net of value-added tax. In this purchase, Telefónica Argentina acquired approximately 71 switches and 118,000 telephone lines in service, added 1,000 employees to its payroll and assumed certain liabilities.

Deregulation of Argentina’s Telecommunications Sector

Telefónica Argentina’s license (“License”) was granted for an unlimited period of time. Pursuant to the License, Telefónica Argentina had the exclusive right to provide basic telephone services to the Southern Region for a period of seven years. To maintain and extend the exclusivity of the License, Telefónica Argentina had to meet certain qualitative and quantitative operating objectives set forth in the List of Conditions. See “—Regulatory Matters” for a discussion of the List of Conditions. On March 10, 1998, the Argentine government issued Decree No. 264/98, which extended this period of exclusivity until a date that the Secretary of Communications later set, pursuant to Resolution No. 1686/99, as of October 10, 1999. See “—Regulatory Matters”.

On June 9, 2000, the Argentine government issued Decree No. 465/00, which provided for the complete liberalization of access to the telecommunications market as of November 9, 2000. In 2002, in the context of that liberalization, Telefónica Argentina and Telecom each signed license agreements with the regulatory authorities. Telefónica Argentina’s agreement is referred to in this Annual Report as the “License Agreement”.

Deregulation also influenced the organization of Telefónica Argentina’s then existing subsidiaries and the services that Telefónica Argentina provided directly and indirectly. Until April 1999, international services had been provided by Telintar, a company previously owned jointly by Telefónica Argentina and Telecom. The Argentine government provided in Decree No. 264/98 that in order to ensure effective competition at the end of the period of transition to competition in the provision of basic telephone services, Telefónica Argentina and Telecom would not be able to jointly own businesses. Therefore, Telintar was dissolved, and the assets and liabilities related to Telintar’s business were spun off into two companies, effective May 1, 1999. One successor to Telintar’s operations, Telefónica Larga Distancia de Argentina S.A. (“TLDA”), was merged into Telefónica Argentina effective October 1, 1999. Telecom owned the other successor, Telecom Internacional S.A., which merged into Telecom effective October 1, 1999. By virtue of these mergers, both Telefónica Argentina and Telecom now hold licenses to provide international long-distance services, as do other new licensees that have been granted licenses as the telecommunications sector was opened to competition. See Item 4: “Information on the Company—Business Overview—Competition”.

Prior to increased competition in basic telephone services, Telefónica Argentina and its controlled affiliates had provided cellular services (including personal communications services, or “PCS”) in an environment of limited competition. In contrast, data transmission and internet services were subject to full competition during that time. As discussed below under “—Telefónica Argentina’s Reorganization”, Telefónica Argentina no longer provides the cellular, PCS, international data transmission and consulting services that were rendered by Telefónica Comunicaciones Personales S.A. (“Telefónica Comunicaciones Personales”), Telefónica Data Argentina S.A. (“Telefónica Data”, formerly Advance Telecomunicaciones S.A.) and TYSSA Telecomunicaciones y Sistemas S.A. (“TYSSA”).

Telefónica Exchange Offers

In May 2000, our indirect parent, Telefónica, launched offers to exchange shares and American Depositary Shares of Telefónica for shares and American Depositary Shares of its subsidiaries in Brazil, Peru and Argentina. See below “— Telefónica Argentina’s Reorganization”.

Upon the expiration of the Argentine exchange offer, shareholders representing approximately 44% of Telefónica Argentina’s capital stock tendered their Class B Shares and American Depositary Shares, or “ADSs”, representing such shares in exchange for Telefónica shares and ADSs. Consequently, Telefónica became the beneficial owner of 203,841,901 Class B Shares (including 16,542,991 Class B Shares previously held by TIHBV), and 76,040,977 ADSs (each representing ten Class B Shares) of Telefónica Argentina.

Telefónica Argentina’s Reorganization

Telefónica, which through its subsidiaries is our and Telefónica Argentina’s controlling shareholder, has completed a reorganization of its global businesses along business lines. In the context of Telefónica’s global reorganization plan, Telefónica Argentina’s board of directors decided on January 30, 2001 to effect a reorganization of the businesses of Telefónica Argentina’s subsidiaries (the “Reorganization Transactions”) effective October 31, 2000. The reorganization of those businesses through certain spin-offs and consolidations were implemented through a procedure under Argentine corporate law called escisión-fusión, or spin-off/merger.

On January 25, 2001, Telefónica made capital contributions of Telefónica Argentina’s shares to its controlled subsidiaries to effect the Reorganization Transactions:

Recipient Subsidiary	Capital Contribution by Telefónica
Telefónica Moviles	323,050,945 Class B Shares (including 24,920,528 ADSs)
Telefónica DataCorp	63,524,218 Class B Shares (including 5,096,971 ADSs)
Telefónica Internacional	561,133,517 Class B Shares (including 45,023,478 ADSs)

In connection with the Reorganization Transactions, on January 30, 2001, Telefónica Argentina’s board of directors, as well as the boards of directors of us, Telefónica Data, Telefónica Comunicaciones Personales and Telinver approved a preliminary agreement (escisión/fusión), for the spin-off/merger of specified assets and liabilities of their companies into Telefónica Argentina prior to the Reorganization Transactions as follows:

•	Telinver’s assets and liabilities relating to its equipment sales and point-of-sale network business;

•	Telefónica Data’s assets and liabilities relating to its internet access business (except for corporate customers);

•	Telefónica Comunicaciones Personales’ assets and liabilities relating to its data transmission business, including frequency band “B” user licenses;

•	Telefónica Data’s point-to-point lines located in the Southern Region of Argentina;

•	Telefónica Data’s 80% interest in the Starnet network;

•	Telefónica Data’s 100% interest in the IP (Internet Protocol) network; and

•	Telefónica Data’s 80% ownership interest in a satellite network.

Additionally, a transfer of assets and liabilities from Telinver to Telefónica Argentina by escisión/fusión occurred effective February 1, 2001 as Telinver spun off its participation in an online shopping portal and merged it into Telefónica Argentina.

On March 30, 2001, at an extraordinary shareholders meeting, Telefónica Argentina’s shareholders approved the Reorganization Transactions under which Telefónica Argentina spun off:

•	Telefónica Argentina’s assets and liabilities related to the international data transmission business, including Telefónica Argentina’s international data transmission business, a portion of goodwill associated with the international data transmission business of Telefónica Data and Telefónica Argentina’s ownership interest in Telefónica Data;

•	Telefónica Argentina’s consulting business (represented by its ownership interest in TYSSA, which was consolidated into Telefónica Data); and

•	Telefónica Argentina’s assets and liabilities related to the mobile (cellular) and personal communications services of Telefónica Comunicaciones Personales, which was consolidated into Telefónica Móviles.

Shareholder approval of these transactions was obtained at the special shareholders meeting of March 30, 2001, and, upon registration of these transactions in the Public Registry of Commerce, these transactions became effective on January 1, 2001.

Pursuant to Resolution No. 16/01 dated January 4, 2001, the Secretary of Communications authorized the transfer of Telefónica Argentina’s ownership of Telefónica Data, Telefónica Comunicaciones Personales, TYSSA and Telinver to other Telefónica affiliates, subject to certain conditions.

After the completion of the spin-off/merger, and subject to regulatory and shareholders’ approval and adjustment for fractional shares and fractional ADSs, Telefónica Argentina’s capital stock was reduced by the same percentage of its pre-spin-off total capital stock to equal the percentage of its pre-spin-off shareholders’ equity represented by the assets and liabilities being spun off.

On July 26, 2001, the CNV approved the public offerings by Telefónica Data and Telefónica Móviles and consented to the reorganization. In addition, the Buenos Aires Stock Exchange authorized the listing of Telefónica Data and Telefónica Móviles. Telefónica Móviles and Telefónica Data issued ordinary shares, referred to as the new shares, in proportion to the number of Class B Shares or ADSs owned by each holder not affiliated with Telefónica (the “Minority Shareholders”). Registration with the Public Registry of Commerce of the Reorganization Transactions occurred on November 16, 2001 and the share exchange was completed on December 12, 2001. All Class B Shares and ADSs that holders surrendered as part of the exchange for and distribution of new shares were cancelled.

In the aggregate, the interests surrendered had a nominal value equal to approximately 18.4% of Telefónica Argentina’s share capital, and Minority Shareholders experienced a similar percentage reduction in their ownership of Class B Shares and ADSs. Minority Shareholders were entitled to receive a number of new shares in the spun- off entities proportionate to their respective equity interests in Telefónica Argentina, adjusted for fractional shares and fractional ADSs. As a result, the Minority Shareholders were entitled to receive 0.154105387 Móviles Argentina shares and 0.000303035 Telefónica Data shares for every Class B Share and 1.54105387 Móviles Argentina shares and 0.00303035 Telefónica Data shares for every ADS owned on the record date for the exchange. Affiliates of Telefónica as a group received the same exchange ratio of shares for surrendered Class B Shares.

Minority Shareholders that owned Class B Shares had fractional interests in Móviles Argentina and Telefónica Data shares and have received on December 12, 2001, the “Exchange Date”, a payment in cash for their fractional interests. The reference price used for the determination of the payment was the face value of the shares of Telefónica Data and Telefónica Móviles.

Minority Shareholders that owned ADSs representing ten Class B shares each were able to select whether to receive new ADSs and shares in the same proportions listed above for each ADS timely made available to Citibank N.A., as Depositary. In order to exercise their option to receive such shares, ADS holders were required to designate a custodian account with Caja de Valores S.A. (“Caja de Valores”) to receive such new shares. ADS holders that did not exercise their option to receive Móviles Argentina and Telefónica Data shares in due time (1) were granted the opportunity to instruct the Depositary to deliver the Móviles Argentina and Telefónica Data shares to a custodian account with Caja de Valores, (2) received new ADSs and (3) upon the Móviles Argentina and Telefónica Data shares being sold in the market they received (a) a pro rata share of the net proceeds raised by the sale of the Telefónica Data and Móviles Argentina shares and (b) a fractional share of the new ADSs and the Telefónica Data and Móviles Argentina shares.

As a consequence of the Reorganization Transactions, we did not receive shares of the companies into which the spun-off businesses were merged. Consequently, as from the effective reorganization date (February 1, 2001), our equity interest in Telefónica Argentine Class A and B shares was increased from 51.0% to 62.5% and from 1.9% to 2.3%, respectively.

In splitting up Telefónica Argentina’s business units, Telefónica Argentina remains primarily a fixed-wireline provider of local, domestic long-distance and international telecommunications services and telephone equipment sales, as well as internet service and directory publishing. Telefónica Argentina continues to be owned by Telefónica indirectly through us, Telefónica Internacional and TIHBV, and no longer has an equity interest in or control over TYSSA, Telefónica Comunicaciones Personales or Telefónica Data. Telefónica indirectly controls the spun off entities, Móviles Argentina and Telefónica Data, through Telefónica Móviles and Telefónica DataCorp.

See Note 4 of our Consolidated Annual Financial Statements.

B.    Business Overview.

We are a holding company that conducts our business through our controlling interest in Telefónica Argentina.

Telefónica Argentina is a licensed supplier of wireline public telecommunications services and basic telephone services in Argentina. Applicable regulations define basic telephone services as both (1) the supply of fixed telecommunications connections that form part of the public telephone network or are connected to such network and (2) the provision through these links of local, domestic long-distance and international telephone voice services.

Until 1999, Telefónica Argentina owned virtually all public exchanges, the network of local telephone lines and the principal domestic long-distance telephone transmission facilities in the Southern Region. In 1999, there was a liberalization of the restrictions on competition in the market for telecommunications services in Argentina. New competitors are operating in the Southern Region and throughout Argentina. Also as a consequence of liberalization, Telefónica Argentina is expanding its operations outside the Southern Region into the Northern Region. Currently, its licenses permit Telefónica Argentina to provide local and domestic long-distance and international services, international data transmission and domestic and international telex services throughout Argentina. See above “—Deregulation of Argentina’s Telecommunications Sector”.

As of September 30, 2002, Telefónica Argentina’s telephone system had approximately 4.4 million lines in service, or approximately 24.4 lines in service per 100 inhabitants of the Southern Region. Telefónica Argentina’s consolidated assets were approximately Ps.10,092 million (in constant pesos as of September 30, 2002) and its net sales revenues were Ps.3,885 million (in constant pesos as of September 30, 2002) for the fiscal year ended on September 30, 2002. Based on historical net revenues, Telefónica Argentina is one of the five largest private-sector companies in Argentina. See below “—Revenues”.

Telefónica Argentina’s telephone network includes installed telephones and switchboards, a network of access lines connecting customers to exchanges, trunk lines connecting exchanges and long-distance transmission equipment. The following table provides, as of each indicated year, certain basic information relating to the development of Telefónica Argentina’s domestic telephone system at the dates indicated.

	September
	2002(1)	2001(2)	2000(3)	1999	1998
Lines installed	4,887,803	4,851,308	4,669,189	4,384,041	4,232,756
Lines in service	4,422,895	4,521,414	4,258,924	3,934,178	3,973,798
Lines in service per 100 inhabitants (Southern Region)	24.4	24.4	24.4	22.9	23.4
Lines in service per employee	480	467.1	426.6	386.2	357.8
Total pending applications	16,650	20,627	26,152	6,792	7,889
Percentage of lines connected to digital exchanges	100.0%	100.0%	100.0%	100.0%	100.0%
Public telephones installed	103,529	122,063	114,037	97,663	66,343

(1)	As of September 30, 2002, includes approximately 690,000 lines for which long-distance service is provided by other operators. Does not include approximately 231,000 long-distance presubscribed customers of Telecom that opted for Telefónica Argentina.

(2)	As of September 30, 2001, includes approximately 770,000 lines for which long-distance service is provided by other operators. Does not include approximately 280,000 long-distance presubscribed customers’ lines of Telecom that opted for Telefónica Argentina.

(3)	As of September 30, 2000, includes approximately 770,000 lines for which long-distance service is provided by other operators. Does not include approximately 500,000 long-distance presubscribed customers’ lines of Telecom that opted for Telefónica Argentina.

As of September 30, 2002, approximately 54% of Telefónica Argentina’s lines in service were in the greater Buenos Aires metropolitan area, including 20% of its lines in service, which were located within the City of Buenos

Aires. Approximately 86% of its lines in service as of September 30, 2002, were residential, with the remainder being professional, commercial and governmental customers.

The services that Telefónica Argentina provides are generally subject to regulation. The relevant governmental regulatory authorities include the National Communications Commission (the Comision Nacional de Comunicaciones), the successor to the Comisión Nacional de Telecomunicaciones (the “National Telecommunications Commission”), and the Secretary of Communications (the Secretaria de Comunicaciones), both of which currently regulate and control telecommunications and telephone services in Argentina. This Annual Report sometimes refers to any of the National Communications Commission, the National Telecommunications Commission and the Secretary of Communications as the “Telecommunications Regulatory Authority”. See below “—Regulatory Matters”.

On April 10, 2002, Telefónica Argentina’s Ordinary and Extraordinary Shareholders meetings broadened its corporate purpose to enable Telefónica Argentina to engage in other types of businesses not strictly related to telecommunications services, including: purchasing equipment, infrastructure and telecommunications-related goods, as well as rendering any type of service, such as consulting and accounting, human resources and tax administration services. In view of the amendment to their corporate purpose, it was necessary for Telefónica Argentina to obtain the corresponding authorization of the Telecommunication Regulatory Authority. A request for approval of the change has been made with the Secretary of Communications and is currently pending, subject to administrative approval.

Business Strategy

Our strategic objective is to maximize the value of our core asset, Telefónica Argentina’s common stock. As the controlling shareholder of Telefónica Argentina, we have the ability to direct Telefónica Argentina’s strategy.

Our short-term strategy has been to adapt our business strategy to address the challenges and risks presented by the Argentine economic crisis. Therefore, our short-term strategy is focused on the renegotiation of Telefónica Argentina’s tariffs, cost controls and efficiency improvements, capital expenditures control, improvements in working capital management and management of cash and liquidity. See Item 5: “Operating and Financial Review and Prospects—Liquidity and Capital Resources”.

Our long-term business strategy is to maintain and enhance Telefónica Argentina position in the competitive telecommunications market in Argentina. See below “—Competition” and “—Regulatory Matters”. The implementation of this strategy involves the introduction by Telefónica Argentina of service offerings in new geographic areas, improving and expanding services in markets that Telefónica Argentina currently serves, and Telefónica Argentina’s continued development as a provider of telecommunications services for business and residential customers.

Telefónica Argentina began expanding its service offerings into the Northern Region through increased marketing efforts and a full range of products and services, but such expansion is currently on hold due to the current crisis. In the Southern Region, Telefónica Argentina continues to increase selective marketing activities and efforts to improve the quality and variety of services available to both residential and business customers.

In the longer term, we intend to continue to solidify Telefónica Argentina’s position as the leading provider of integrated business solutions in Argentina providing a full range of services, including voice services, value-added services, broad band (“ADSL”), dial-up internet access, telephone equipment sales, and other high-tech products for business users of various sizes through different marketing channels. Telefónica Argentina intends to continue to invest substantial resources and efforts into training and personnel development and incentive programs to reduce costs and improve efficiency.

We believe that the implementation of these short-term and long-term business strategies will continue to have a beneficial effect on the competitiveness of Telefónica Argentina’s telecommunications business, mitigating the adverse effects of increasing competition and the Argentine economic and political climate.

Revenues

Telefónica Argentina’s revenues are primarily derived from:

•	measured service;

•	domestic long-distance service;

•	monthly basic charges;

•	special services;

•	installation charges;

•	public phones;

•	access charges;

•	international long-distance service;

•	telephone equipment; and

•	publishing telephone directories.

The following table sets forth Telefónica Argentina’s then-current month-end base rates (prior to any applicable discounts) for various components of local service and for domestic long-distance service. Pulses (as defined below) are still used to calculate monthly basic charges, and charges for local and long-distance services. These charges were denominated in U.S. dollars and converted to pesos at the month-end exchange rates for the month indicated until the enactment of the Public Emergency Law. Under certain circumstances, Telefónica Argentina may apply discounts with respect to these rates. Amounts shown are in U.S. dollars unless otherwise indicated and do not include value-added taxes.

	Telephone Rates
	September 2002	September 2001	September 2000	September 1999	September 1998
	(in pesos) (1)		(in U.S. dollars)
Residential:
Installation charge per line	150	150	150	150	200
Monthly basic charge(2)	13.23	13.23	13.23	13.03	12.83
Pulses/month equivalent	282	282	282	282	282
Commercial:
Installation charge per line	150	150	150	150	150
Monthly basic charge(3) (4)	30.20	30.20	30.20	36.96	36.40
Pulses/month equivalent(4)	644	644	644	800	800
Prices:(5)
Price per pulse (nominal) in pesos	0.0469	0.0469	0.0469	0.0462	0.0455
Exchange Rate Ps.1/U.S.$1(6)	3.74	1.0	1.0	1.0	1.0

(1)	As of the enactment of the Public Emergency Law.

(2)	Retirees and pensioners whose consumption is less than 300 pulses per two-month period, as well as residential customers whose consumption is less than 150 pulses per two-month period, have preferential tariffs.

(3)	Monthly basic charge for measured service in an area with more than 200,000 telephones (applies to approximately 55% of Telefónica Argentina’s customer base).

(4)	Corresponds to the Province and City of Buenos Aires. For the rest of the Southern Region, monthly basic charges amounted to Ps.32.89 during September 1998, Ps.33.40 during September 1999, Ps.33.91 during September 2000 and Ps. 27.3 during September 2001 and 2002. Pulses/month equivalents were 723 for 1998, 1999, 2000, 2001 and 2002.

(5)	Effective November 1, 1991, under the rate agreement, customers were billed in pesos at an exchange rate of the average of the closing bid and offer exchange rates quoted by Banco Nación for wire transfers of U.S. dollars on the day before each bill was prepared. However, the Public Emergency Law, effective as of January 6, 2002, invalidated the clauses contained in contracts with the Argentine government under public law (including the provision of telecommunications services) providing for adjustments based on price indices that are applicable in other countries, as well as any other adjustment method and converted Telefónica Argentina’s rates at one peso to one U.S. dollar.

(6)	Banco Nación’s offered rate for the last day of the month for wire transfers of U.S. dollars.

Telefónica Argentina’s principal sources of revenues for the fiscal year ended September 30, 2002 were approximately 30.3% from local and domestic long-distance measured services, approximately 27.0% from monthly basic charges, approximately 8.5% from access charges, approximately 7.3% from public phones and approximately 3.8% from international services.

Telefónica Argentina formerly provided value-added telecommunications services through Telefónica Data and Startel until such subsidiaries were spun off. Telefónica Argentina provided PCS and cellular service through its former subsidiary Telefónica Comunicaciones Personales until January 31, 2001, as Telefónica Comunicaciones Personales was spun off on February 1, 2001.

Operating revenues presented by category of services in this Annual Report are derived from Telefónica Argentina’s accounting records, certain reports from Telefónica Argentina’s billing systems and certain estimates made by Telefónica Argentina’s management. This breakdown is not included in our Consolidated Annual Financial Statements.

The table below shows Telefónica Argentina’s sales revenues broken down by category of service.

	September 30, 2002	September 30, 2001	September 30, 2000	September 30, 1999	September 30, 1998(4)
	(in millions of constant pesos as of September 30, 2002)
Basic telephone service
Measured service	1,179	1,809	2,108	2,318	2,543
Monthly basic charges(2)	1,048	1,502	1,546	1,540	1,588
Special services	456	661	564	376	250
Installation charges	62	124	162	104	130
Public phones	285	498	533	500	440
Access charges	332	689	665	548	575
International long-distance service	146	314	416	1,241	1,179
Telephone equipment	35	184	124	154	–
Publishing of telephone directories	60	119	168	208	164
Data transmission services(5)	–	–	–	–	139
Other	282	296	256	528	588

Total(3)	3,885	6,196	6,542	7,517	7,596

(1)	See “Presentation of Financial Information” in the initial pages of this Annual Report.

(2)	Includes monthly basic charges and charges for supplemental services.

(3)	Telefónica Argentina accrues its operating revenues for each financial reporting period based on pulses (defined below) and services consumed, whether or not charges for the pulses and services have been billed.

(4)	Figures have not been retroactively restated to give effect to the impact of the Reorganization Transactions.

(5)	For years 2001, 2000 and 1999, these revenues were included in the spin-off transactions. See “—Telefónica Argentina’s Reorganization”.

Measured Service

For measured service, Telefónica Argentina has two different billing cycles, one is a two-month billing cycle and the other is a monthly billing cycle. Approximately 70% of Telefónica Argentina’s customers have a two-month billing cycle. Charges for local and domestic long-distance measured service which vary with the price per unit of usage at the time of the call and the number of units that measure usage (“usage units”) that are tallied during a call. The number of usage units tallied for a particular local call depends upon the day, the time of day and the duration of the call. Historically, the only type of usage unit used to determine charges for local calls had been the “pulse”, a fixed value unit. A pulse is four minutes during off-peak time and two minutes during peak time. Usage for domestic long-distance calls is measured in variable value units denominated in pesos per second. A “communication unit” serves as the conversion factor that, when multiplied by the then current price per pulse, determines the applicable cost per second of a domestic long-distance call. The conversion value of a communication unit applicable to a particular call varies depending upon the distance of the call and the frequency of pulses, according to the type of telecommunications service giving rise to the charges and the time of day and day of the week of the call.

Prior to the enactment on January 6, 2002 of the Public Emergency Law, the price per pulse was adjustable on a semiannual basis based on changes in the U.S. consumer price index, and was denominated in U.S. dollars.

Telefónica Argentina estimate that, for the fiscal years ended September 30, 2002, 2001 and 2000, domestic long-distance traffic represented approximately 44%, 45% and 52%, respectively, of all measured service revenues.

Domestic Long-Distance Service

As indicated above, at the Transfer Date, Telefónica Argentina’s domestic long-distance service was provided principally through its microwave network, using analog switching and transmission technology. Telefónica Argentina converted its microwave network to digital switching and transmission technology. At September 30, 2002, Telefónica Argentina had constructed approximately 16,700 kilometers of an optical fiber network, of which 5,000 kilometers are in the Northern Region, for domestic long-distance transmission between major cities and another optical fiber network for transmission between local exchanges.

The price of a domestic long-distance call varies according to the distance and duration of the call, as well as the time of day and the day of the week. The price of a call is determined based on the rate per second set by the value of the applicable communication unit and the price per pulse in effect at the time of the call.

Monthly Basic Charges

Telefónica Argentina bills a monthly basic charge to its customers, which is a fixed charge based on the number of pulses and differs depending on the type of customer. Prior to the Public Emergency, the price per pulse was adjustable on a semiannual basis based on changes in the U.S. consumer price index and was denominated in U.S. dollars. However, the Public Emergency Law prohibits indexation of Telefónica Argentina’s tariffs, and such tariffs are currently being renegotiated.

As of September 30, 2002, approximately 59% of Telefónica Argentina’s monthly basic charges and measured service revenues were generated by residential customers. The remainder was comprised of professional, commercial and governmental customers.

Special Services

From 1998 to 2002, Telefónica Argentina significantly increased the offering of value-added services, including (1) supplementary services (e.g., call waiting, call forwarding) provided through digital switches and telephones, (2) special services for companies (e.g., digital links between customers and digital trunk access), (3) other services supported by an intelligent network (e.g., calling cards, toll-free calling, voice messaging, collect calling and internet access), and (4) prepaid cards.

As part of the Reorganization Transactions, Telefónica Data transferred its internet service access operations (including its internet service provider (“ISP”) network and non-corporate ISP customers) to Telefónica Argentina.

Telefónica Data also transferred to Telefónica Argentina its 80% interest in the Starnet network and its 80% interest in a satellite network. As of September 30, 2002, Telefónica Argentina provided services to approximately 112,057 noncorporate ISP customers.

Installation Charges

Telefónica Argentina’s revenues from installation charges consist primarily of fees for installation of new phone lines. Pursuant to the provisions of Decree No. 264/98, the Secretary of Communications can approve limitations on the fixed rate installation charges below U.S.$100 for (1) new, low-consumption customers, (2) retirees, (3) students, and (4) residents of low-income suburbs, in accordance with contractual arrangements established by regulation. On March 27, 1998, the Secretary of Communications issued Resolution No. 868/98, which limited installation charges to U.S.$200 as of April 1, 1998, and to U.S.$150 as of October 1, 1998. These amounts in U.S. dollars were converted into pesos by virtue of the Public Emergency Law. In our opinion, the effect of the limits on installation charges on our business, financial condition and results of operations has not by itself been material.

Public Phones

As of September 30, 2002, Telefónica Argentina had 103,529 public telephones installed. Of these, 7,830 are public telephones that Telefónica Argentina installed as of September 30, 2002 in the Northern Region and 95,699 are public telephones which Telefónica Argentina installed as of September 30, 2002 in the Southern Region. Telefónica Argentina charges for each call a measured service and an amount for usage measured by usage units. The majority of the public telephones are operated by third parties who are billed for usage. Telefónica Argentina provides commissions to individuals and small- to medium-sized companies in the offering of semi-public and public telephone services so as to increase the availability of such services. Telefónica Argentina has installed modular telephones that permit placing local, domestic long-distance, and international calls by direct dialing. These modular telephones are connected to a centralized information management system. In addition, they accept two forms of payment: coins and pre-paid cards.

Access Charges

Telefónica Argentina’s revenues from access charges through September 30, 2002 consist of fees collected from other operators, such as (1) local and/or long-distance providers, (2) cellular and PCS licensees, and (3) other minor providers of telecommunication services related to interconnection services that primarily include access, termination and long-distance transport of calls. Interconnection charges are principally calculated on a per minute usage.

As shown in the table below, as of November 8, 2000, Decree No. 764/00 lowered the connection fee rates for calls within local areas to (1) 1.1 Argentine cents per minute for those districts with more than 5,000 inhabitants or more than 15 telephones for every 100 inhabitants, (2) 1.3 Argentine cents per minute for the remaining districts and in those areas included in the original license of independent operators, and (3) 0.3 Argentine cents per minute for the connections within local areas. A 3% semiannual “price cap” reduction was applied during the first two years that these rules and regulations were in effect. As of April 2003, the interconnection fee rates for the origin and destination in local areas with districts of more than 5,000 inhabitants and more than 15 telephones for every 100 inhabitants were unchanged.

Interconnection Fee Rates (origination and termination—hundredths of pesos (“cents”) per minute)(1)
Date of Effectiveness	Higher Population and Telephone Density	Other Areas and Original License Areas	Transport Calls Originating/Terminating in the Same Local Area
November 8, 2000	1.100	1.300	0.300
May 8, 2001	1.067	1.261	0.291
November 8, 2001	1.035	1.223	0.282
May 8, 2002	1.004	1.186	0.274
November 8, 2002	0.974	1.151	0.266

(1)	The Public Emergency Law established the pesification of these rates which previously were in U.S. dollars.

International Long-Distance Service

Telefónica Argentina’s revenues from its sales of international long-distance service since October 1, 1999 have consisted of:

•	amounts billed to its local service customers who have not presubscribed with another long-distance provider and Telecom’s local service customers (through a presubscription process) for outgoing telephone calls,

•	amounts earned from foreign (non-Argentine) telecommunications carriers and administrations (“foreign carriers”) for connection to the Argentine telephone network, net of the amounts paid to foreign carriers for the termination of outgoing calls from the network,

•	international telex services, and

•	international point-to-point leased circuits.

Rates charged to Telefónica Argentina’s customers before the enactment of the Public Emergency Law were set in foreign currency and varied depending on time of day and destination. Different discount plans were applied to those rates considering, factors such as: total traffic, destination and the time of day when the call is made. The pesification and freezing of the tariffs included those of international long-distance calls irrespective of the charges Telefónica Argentina had to pay to terminate a call in the country of destination.

Telintar, until May 1, 1999, and TLDA, from May 1, 1999 through September 30, 1999, had provided international telephone service which Telefónica Argentina now provides. Telefónica Argentina’s revenues related to international long-distance telephone service and other telecommunication services include charges that TLDA, Startel and Telefónica Data have paid or pay Telefónica Argentina for access to and leasing of our network, the rendering of administrative services and charges paid by cooperative and cellular telephone companies.

Currently, Telefónica Argentina is licensed to provide international services throughout Argentina. Until September 30, 1999, Telefónica Argentina realized international service revenue indirectly through TLDA (and prior to TLDA’s succession, through Telintar). See above “—Telefónica Argentina’s Reorganization”.

Telefónica Argentina is connected to numerous worldwide submarine cable networks. This access to the global network provides Telefónica Argentina with optical fiber connections to many of the largest and most frequently called international destinations, including Brazil, Uruguay, the United States, the United Kingdom, Venezuela, Germany, France, Japan, Korea, Singapore, Portugal, Spain, Canada, Australia, Italy, Switzerland, Taiwan and Hong Kong.

Currently, Telefónica Argentina is a member of two joint ventures of telecommunications companies organized to construct and operate new submarine cable systems called PANAMERICANO and ATLANTIS-2. PANAMERICANO went into operation in the first quarter of 1999 and stretches north along the Pacific coast from Chile, connecting all Latin American countries having a Pacific shoreline and providing an alternative route to the United States. Operative on February 22, 2000, ATLANTIS-2 offers new routes to the United States, Africa and Europe, with moorings in Argentina, Brazil, Dakar, the Canary Islands, Cape Verde and Portugal.

In December 2002, Telefónica Argentina purchased an Indefeasible Right of Use (IRU) of capacity from Emergia S.A. in its ring network for voice traffic and IPLs (International Private Line), allowing Telefónica Argentina to be part of the Telefónica global network, together with the other affiliates, thus improving quality and services. By means of this network, all of Telefónica’s subsidiaries are interconnected and have more alternatives to route international traffic.

Operating revenues from international long-distance telephone service have included payments for calls carried by the Argentine international service provider under bilateral agreements between Argentine and foreign carriers covering virtually all international long-distance calls into or out of Argentina. The agreements govern the payments to foreign carriers for the use of such carriers’ facilities in connecting international calls billed in Argentina and the payments by the foreign carriers for the use of facilities of Argentine carriers (Telefónica Argentina, and, prior to fiscal year 2000, TLDA and Telintar) in connecting international calls billed abroad. The rates of payment under such agreements are negotiated with each foreign carrier. The practice among carriers is for payments due for the use of overseas networks to be recorded, collected and forwarded by the carriers in the country from which the call is initiated. Settlements among carriers are usually made on a net basis.

Virtually all of the telephones in Telefónica Argentina’s service area are capable of international direct dialing and almost all outgoing international calls are made using international direct dialing rather than operator assistance.

Telephone Equipment

Pursuant to the Reorganization Transactions, Telefónica Argentina, as a successor to Telinver, began selling telephone equipment and accessories as of January 1, 2001. Telefónica Argentina also derives revenues from the sale of telephone booth terminals, cellular handsets, batteries, computers and related equipment. Telefónica Argentina sells equipment through direct telemarketing and through a network of retail stores, Teleshops and other showrooms.

Telinver—Publishing of Telephone Directories

The revenues of Telefónica Argentina’s wholly owned subsidiary Telinver include revenues from the publishing of telephone directories. Under the License Agreement, Telefónica Argentina has the right to edit, publish, and sell advertisements in, as well as the obligation to distribute, telephone directories in every local area that Telefónica Argentina serves, which is principally comprised of the Southern Region. Telefónica Argentina conducts this business through Telinver. Telinver also offers telephone card advertising and e-commerce service through the online shopping portal Páginas Doradas (Yellow Pages).

Telinver was organized in June 1992 and formed a unión transitoria de empresas (“UTE”, analogous to a joint venture) with Meller Comunicaciones S.A. and Meller S.A. The purpose of the UTE was to edit, publish, distribute and sell advertising in telephone directories, including the Páginas Doradas. Telinver owned an 80% interest in the UTE. As of October 8, 1997, the UTE was dissolved. Telinver acquired the undivided 20% of the assets and liabilities of Meller Comunicaciones S.A. and Meller S.A. in the UTE. In addition, all of the rights and obligations of Meller Comunicaciones S.A. and Meller S.A. under the contract with Telefónica Argentina relating to the editing, publication, distribution and sale of advertising in telephone directories were assigned to Telinver. As consideration in that transaction, Telinver paid Meller Comunicaciones S.A. and Meller S.A. a total of Ps.18.6 million.

On December 29, 2000, Telefónica Argentina made an irrevocable contribution to Telinver in the amount of Ps.17 million (equivalent to Ps.38 million of constant pesos as of September 30, 2002) through settlement of certain receivables outstanding with Telinver. On June 28, 2001, Telefónica Argentina made a capital contribution of Ps.36 million equivalent to Ps.80 million (in constant pesos as of September 30, 2002) to Telinver; simultaneously, Telinver distributed cash dividends in the amount of Ps.32 million equivalent to Ps.71 million (in constant pesos as of September 30, 2002). As of September 30, 2002, current liabilities in foreign currency of Telinver exceed current assets in foreign currency by approximately US$35 million equivalent to Ps.131 million and, in addition, total liabilities exceed total assets, so there is negative shareholders’ equity in the amount of Ps.48 million (in constant pesos as of September 30, 2002), a condition that would, under the Companies Law, call for the company’s dissolution due to accumulated losses if its shareholders equity is not recapitalized. However, the application of these provisions of the Companies Law has been stayed until December 10, 2003, by Executive Decree 1,269/02, dated July 16, 2002.

Telefónica Argentina is evaluating Telinver’s financing needs in light of the Argentine economic situation and the current difficulties in obtaining credit, including the possibility of granting to Telinver direct financing to cover its short-term cash requirements and, if applicable, obtaining additional financing. If the current difficulties in obtaining refinancing or additional loans for Telinver should continue, Telefónica Argentina has agreed with Telinver to use its best efforts to provide such financing directly, subject to its own fund availability, which depends on the development of the issues affecting its financial situation and cash flows. See Item 5: “Operating and Financial Review and Prospects—Liquidity and Capital Resources”.

Other Sources of Revenues

Other sources of Telefónica Argentina’s revenues include customers’ direct line charges, other charges to affiliates, charges for operator-assisted long-distance calls and other minor miscellaneous customer charges.

Other Services and Investments

E-Commerce Latina

On December 15, 1999, Telinver and Alto Palermo S.A. (“Alto Palermo”), the owner of a number of shopping centers located throughout Argentina, entered into an agreement under which Telinver became a shareholder of E-Commerce Latina S.A. (“E-Commerce Latina”). E-Commerce Latina owns 98% of Altocity.com S.A. (“Altocity”). Altocity engages in the business of selling via the internet a variety of items, including music CDs, electronic appliances, computer hardware and software and books. According to the agreement between Telinver and Alto Palermo, each of Telinver and Alto Palermo will hold a 50% interest in E-Commerce Latina and, subject to certain conditions, Telinver, and Telefónica Argentina as successor, would make capital contributions to E-Commerce Latina in an amount up to U.S.$27 million. As of September 30, 2000 and 2001, Telinver, and Telefónica Argentina as successor, had made capital contributions of Ps.22.3 million and U.S.$5 million to E-Commerce Latina, respectively (in constant pesos as of September 30, 2002). As part of the Reorganization Transactions, Telinver transferred to Telefónica Argentina its 50% interest in E-Commerce Latina, as of February 1, 2001. In addition, Telefónica Argentina and Alto Palermo undertook to make a capital contribution to E-Commerce Latina for the development of new business lines for a maximum of Ps.12 million, 75% of which is to be contributed by Telefónica Argentina.

Other Investments

As of September 30, 2002, Telefónica Argentina had a 0.12% share in Intelsat U.K., and a 0.15% share in New Skies Satellites N.V. (“New Skies”). Intelsat U.K. owns and operates a global satellite system that provides voice/data and video services via satellite. New Skies is an independent spin-off of Intelsat U.K. to which Intelsat U.K. transferred several satellites. These entities allocate benefits and operating expenses and other costs and expenses to their members. Telefónica Argentina accounts for these allocations as they are reported by these entities.

Under an agreement signed between Telefónica Argentina and Intelsat U.K., the common shares held by Telefónica Argentina in Intelsat U.K. have been pledged as collateral for the payment of the obligations arising in relation to utilized segment capacity. Telefónica Argentina retains its voting and dividend rights on such shares as long as Telefónica Argentina does not incur any event of default. In the opinion of Telefónica Argentina’s management, the restrictions mentioned above will not have a significant effect on its operations.

On December 26, 2002 Telefónica Argentina sold its 1.12% interest in TeleBrasil Sul Celular Participações S.A. for U.S.$570,000.

Telefónica Argentina may from time to time, and in connection with Telefónica Internacional or Telefónica Argentina’s other affiliates, invest in or acquire other assets or equity interests in telecommunications operations in or outside of Argentina.

Collection and Termination Policies

Telefónica Argentina’s policies for past due accounts are as follows: once an account is past due, they first make numerous recorded and personal calls to resolve the situation followed by formal notifications. If that fails, they restrict the lines to incoming calls and later completely block the lines. If the account remains past due after 150 days they engage a collections agency and if the agency is unsuccessful, the line is disconnected. Their termination policies are in compliance with applicable government regulations.

Telefónica Argentina collects customer payments through a number of different channels, including banks, third-party collection channels, and their own commercial offices and automatic bank debits and credit cards.

Management Contract

On the Transfer Date, Telefónica Argentina entered into a Management Contract with Telefónica as the operator. Under the Management Contract, Telefónica is responsible for managing Telefónica Argentina’s business and for providing services, expertise and know-how with respect to Telefónica Argentina’s entire range of activities.

As required by the List of Conditions, the Management Contract provides Telefónica with management powers relating to Telefónica Argentina’s day-to-day operations. Telefónica has from time to time subcontracted certain services to Inversora Catalinas, Citibank, and other direct and indirect, present and former shareholders (or affiliates of direct and indirect, present and former shareholders) of us. The basic terms and conditions of the Management Contract and certain related agreements, as in effect on the date hereof, are set forth below.

Operator Responsibilities

The responsibilities of Telefónica include (1) developing general policies; (2) designing personnel and compensation structures; (3) supplying necessary personnel; (4) selecting appropriate technology and expertise; and (5) developing detailed action plans and budgets for Telefónica Argentina’s board of directors.

Management Fee

Under the Management Contract, Telefónica is entitled to receive an annual management fee calculated as a percentage (the “Management Fee Percentage”) of Telefónica Argentina’s net income before deduction for, among other things, depreciation, financial expenses, income tax and the management fee itself. The Management Contract provides that the Management Fee Percentage will be 9% through April 30, 2003. If the contract is extended beyond that date, the Management Fee Percentage is then to be reduced to a negotiated amount ranging between 1.5% and 5.0%. The valuation of each item included in the management fee formula is made in accordance with Argentine GAAP and is subject to review by a recognized external independent accounting firm designated by both Telefónica Argentina and Telefónica, with the report of such firm being conclusive.

During the fiscal years ended September 30, 2002, 2001, 2000, 1999 and 1998, management fees were approximately Ps.147 million, Ps.272 million, Ps.327 million, Ps.334 million and Ps.252 million, respectively (in constant pesos as of September 30, 2002). The management fee obligation is in addition to Telefónica Argentina’s obligation under the Management Contract to reimburse Telefónica for all out-of-pocket expenses that Telefónica incurs in connection with its duties under the Management Contract, including payments under subcontracts and the costs of personnel assigned to Telefónica Argentina.

Duration

The Management Contract originally had a seven-year term coinciding with the period of exclusivity provided for in the List of Conditions. The contract was automatically extended for an additional period coinciding with the extension of the period of exclusivity of Telefónica Argentina’s license to provide telecommunications services. As Telefónica Argentina’s license was exclusive until October 10, 1999 (see “—Competition” below), Telefónica Argentina and Telefónica continued to honor the terms of the Management Contract until such date. At Telefónica’s option, the Management Contract was extended through April 30, 2003. At the expiration of the above term, Telefónica is entitled, at its sole discretion, to an additional five-year extension through 2008, subject to the renegotiation of the management fee within certain limits established in the Management Contract. Telefónica has advised Telefónica Argentina of its intention to renew the agreement. The renegotiated fee would be applicable as of April 30, 2003.

Telefónica may terminate the Management Contract due to:

(1)	a delay of more than three months in the payment of the management fee;

(2)	the failure by Telefónica Argentina to implement certain management decisions proposed by Telefónica;

(3)	the revocation of Telefónica Argentina’s license due to any action or inaction of us or Telefónica Argentina; or

(4)	the development of an irreconcilable conflict with Telefónica Argentina regarding the management of its business.

In the event Telefónica terminates the Management Contract for any reason other than point (4) above, Telefónica Argentina is liable for all damages suffered by Telefónica as a result of such termination. If Telefónica terminates the Management Contract based on an irreconcilable conflict concerning general policies, a plan of action or the annual budget, it would be entitled to receive, as liquidated damages for 20 quarters following termination, an amount equal to 45% of the average quarterly management fee received during the preceding three years; provided, however, that payments for any remaining quarters after April 30, 2003 would be reduced to 33% of the average quarterly management fee. Telefónica Argentina may terminate the Management Contract due to the revocation of its license to provide telecommunications services due to the action or inaction of Telefónica or the liquidation or bankruptcy of Telefónica. See “—Regulatory Matters—Revocability of Our License”.

Capital Expenditures

Pursuant to applicable regulations, Telefónica Argentina had to meet certain minimum annual standards regarding the expansion of its telephone system and improvement to the quality of service in order to maintain the exclusivity of its original license. The contract that now sets the terms of Telefónica Argentina’s non-exclusive license also contains a number of operating standards. See below “—Regulatory Matters—Service Requirements”.

The following table sets forth Telefónica Argentina’s capital expenditures for our fiscal years ended September 30, 2002, 2001 and 2000.

	Capital Expenditures(1)(2) Fiscal Years Ended September 30,
	2002(3)	2001	2000(4)
	(in millions of constant pesos as of September 30, 2002)
Buildings, Land and Equipment	37	77	209
Switching and Transmission	145	323	345
External Plant(5)	60	243	330
Telephone Equipment	37	106	124
Materials	3	62	64
Other	43	85	78

Total	325	896	1,151

(1)	The allocation of work in progress and prepayments to vendors among items has been estimated.

(2)	See Note 2.3 of Consolidated Annual Financial Statements.

(3)	Net of Ps.29 million corresponding to the capitalization of exchange differences.

(4)	Includes Ps.13.3 million (in constant pesos as of September 30, 2002) from Startel’s assets merged into Telefónica Argentina.

(5)	“External Plant” includes transmission lines and other transmission facilities (principally underground cables), but excludes real property not associated with transmission facilities, which is included under “Buildings, Land and Equipment”.

As of September 30, 2001, the net value of fixed assets and intangible assets spun off effective February 1, 2001 as part of the Reorganization Transactions amounted to approximately Ps.1,995 million and Ps.818 million, respectively, in constant pesos as of September 30, 2002. Telefónica Argentina made capital expenditures well in excess of the amounts needed to satisfy the minimum qualitative and quantitative standards called for by the List of Conditions. The requirements with respect to line installations extended through December 1996.

In addition, Telefónica Argentina agreed, as part of the purchase of Compañía Argentina de Teléfonos S.A., to install a significant number of digital lines and public telephones and to provide the Province of Mendoza, its municipalities and its provincially owned businesses with telephone service at a discount of 20%, except for international calls, until June 30, 2005.

For the fiscal year ending December 31, 2003, Telefónica Argentina expects to make capital expenditures of approximately Ps.200 million expressed in constant pesos as of September 30, 2002. Estimates for capital expenditures are preliminary and are based upon assumptions regarding commercial, technical and economic factors such as rates for telecommunications services, exchange rates, inflation, demand and availability of equipment and buildings. See “—Business Strategy” and Item 5: “Operating and Financial Review and Prospects—Liquidity and Capital Resources”.

Competition

Until the deregulation of the access to the Argentine telecommunications market, Telefónica Argentina had been the only licensed provider of wireline public telecommunications services and basic telephone services in the Southern Region, where it owned virtually all public exchanges, the network of local telephone lines and the principal domestic long-distance telephone transmission facilities. Telecom had been the only licensed supplier of such services in the Northern Region. Since 1999, the Argentine government has issued a number of decrees liberalizing the telecommunications market and awarded numerous licenses. As a result, a number of new operators have entered the market. The new providers of local, domestic long-distance and international telephone services are now direct competitors of Telefónica Argentina. The operators owning data transmission networks and other companies providing wireless services (including companies spun off from Telefónica Argentina in the Reorganization Transactions) are Telefónica Argentina’s indirect competitors to the extent those services may be substitutes for wireline telephony.

The following table provides, as of January 1, 2003, the number of licenses granted per service:

Type of license	Quantity(1)
Basic telephone service	261
Local telephony	61
Domestic long-distance	99
International long-distance	98
Public telephone	48
Internet access	28
Data transmission service	421
Value-added service	635
Cellular service	5
Total	1,656

(1)	Although there have been numerous licenses granted, most license holders have not entered the market or are not currently active. Many of these licenses have been granted for a specific geographic area.

Telefónica Argentina is the incumbent operator in the Southern Region. The liberalization of access to the telecommunications market has not yet materially affected Telefónica Argentina’s market share. Changes in technology and the entrance of alternative operators such as data, cable and internet service providers could subject Telefónica Argentina to significant competition and negatively affect its market share and revenues.

Competition may be affected by changes in technology in the future. The telecommunications industry is subject to continuous, rapid and significant changes in technology and to the related introduction of new products and services. Telefónica Argentina’s network is digital and relatively new, which should help it maintain its competitive position going forward. While Telefónica Argentina believes that in the foreseeable future these changes will not materially affect the continued efficacy of already implemented technologies and that Telefónica Argentina will be able to obtain access to appropriate technologies on a timely basis, neither we nor Telefónica Argentina can predict with certainty the effect of technological changes on Telefónica Argentina’s business. New services and technological advances may offer additional opportunities to compete against Telefónica Argentina on the basis of cost, quality or functionality. It may not be practicable or cost-effective for Telefónica Argentina to replace or upgrade its installed technologies in response to competitors’ actions. Responding to such change may require Telefónica Argentina to devote substantial capital to the development, procurement or implementation of new technologies, and may be dependent upon its ability to obtain additional financing. Although Telefónica Argentina believes that, for the foreseeable future, existing and developing technologies will not materially adversely affect the viability or competitiveness of its telecommunications business, it can give no assurance as to the nature and extent of the impact on Telefónica Argentina of technological change.

Competition has and may continue to be affected by the business strategies and alliances of our and Telefónica Argentina’s competitors and the general business and economic climate in Argentina, including changes in demand, interest rates, inflation rates and the peso/U.S. dollar exchange rate, which may affect us and our competitors differently, not necessarily to our advantage. Additionally, a continuing trend toward business combinations and reorganizations in the telecommunications industry may create powerful new competitors.

Basic Telephone Services

Telefónica Argentina is the incumbent provider of basic telephone services in the Southern Region. However, other licensees currently providing local telephone services include Telecom, Techtel S.A. (a subsidiary of Techint S.A. and of which Telmex is also a shareholder), Impsat, AT&T Latin America, CTI, Movicom Bell South and Comsat.

Telefónica Argentina is now using an expanded fiber-optic network in the Northern Region to carry long-distance traffic and in a multiservice network to provide local service in the three most important cities in the Northern Region where Telecom is the incumbent provider. Telefónica Argentina has expanded and improved its network capacity by, among other means: (1) the construction of fixed wireless networks equipped to provide symmetric and asymmetric voice services in the Northern Region; (2) activating new lines and focusing on achieving full capacity utilization on plant additions and on existing network capacity; and (3) others, including the expansion of the transmission network to accommodate current traffic (including local, multiple-area, domestic long-distance, and submarine cable traffic). As of September 30, 2002, Telefónica Argentina had built approximately 16,700 kilometers of an optical fiber network, of which (1) 5,000 kilometers are in the Northern Region for domestic long-distance transmission between major cities, and (2) 11,700 kilometers make up another optical fiber network for transmission between local exchanges. The fiber-optic network currently extends to several of the larger Northern cities in Argentina. Telefónica Argentina uses supplemental leasing of circuits from other providers to increase its ability to offer long-distance service in the Northern Region. As of the date of this Annual Report, Telefónica Argentina has approximately 23,000 lines in service in the Northern Region.

Domestic Long-Distance Service

Telefónica Argentina’s principal competitors in providing domestic long-distance telephone services are Telecom, Movicom Bell South, AT&T Latin America, CTI, Comsat, Impsat and Techtel. Telefónica Argentina’s exposure to competition has increased due to the pre-subscription process and is likely to increase once carrier selection through dialing (“call by call”) is fully implemented. See “—Regulatory Matters—Regulations Related to Long-Distance Services”. As a consequence of the pre-subscription process, certain local service customers opted for one of our competitors (Movicom Bell South, AT&T Latin America, CTI, Comsat, Impsat, Techtel and Telecom), and certain Telecom local services customers opted for Telefónica Argentina or for Movicom Bell South, KeyTech (AT&T Latin America), CTI, Comsat, Impsat, or Techtel as their new provider of long-distance services. As of September 30, 2002, the total number of long-distance services customers gained (approximately 231,000 lines) was less than customers lost (approximately 690,000 lines). Telefónica Argentina has recently focused on “win-back” activities regarding those customers that opted for other providers. Customers will be able in the near future to select their long-distance provider by dialing a specific three-digit code number at the time they make a call. This new system, when fully operative, will co-exist as an alternative for the pre-subscription provider for the line that originates a long-distance call. As of the date of this Annual Report, Telefónica Argentina’s networks and equipment are available to provide the selection services, but no operator has asked Telefónica Argentina for interconnection.

International Long-Distance Service

Domestically, Telefónica Argentina faces competition mainly from Telecom, CTI, Movicom and Comsat with regards to international service. Such competition is affected by factors, including price, service, technical performance, marketing strategy and functionality.

The impact of the devaluation of the peso and the Public Emergency Law had the effect of decreasing the value of rates in U.S. dollars for international long-distance calls. Settlement rates charged by third parties continue to be denominated in U.S. dollars, and Telefónica Argentina has historically experienced a larger number of minutes received as compared to minutes sent. Average settlement rates of minutes received are lower as compared to those for minutes sent.

Public Telephone Service

Telefónica Argentina’s principal competitors for public telephone service are Telecom, Telefonía Pública y Privada S.A. (formerly DAKOTA) and Telecentro S.A., a cable television operator. As of September 30, 2002, Telefónica Argentina owned 103,529 public phones in Argentina. As of March 31, 2003, there were 53 licenses granted to service providers, but there were only 17,300 public phones installed in the Southern Region not belonging to Telefónica Argentina.

Internet Access and Value-Added Services

Currently, Telefónica Data, Telecom and other companies are licensed to provide internet access and value-added services throughout Argentina. A number of companies have obtained or expanded their internet access products and services as a result of acquisitions and strategic investments in Argentina. Similar acquisitions by Telefónica Argentina’s competitors may permit these competitors to devote greater resources to the development and marketing of new competitive products and services and to the marketing of existing competitive products and services. We and Telefónica Argentina expect acquisitions and strategic investments in the internet business to increase, creating significant new competitors.

We and Telefónica Argentina believe that Telefónica Argentina’s ability to compete successfully in providing internet access services depends on a number of factors, including: industry presence; the ability to implement a rapid expansion strategy; the capacity, reliability and security of Telefónica Argentina’s network infrastructure; provision of easy access to and navigation on the internet; the pricing policies of competitors and suppliers; the timing of the introduction of new products and services by Telefónica Argentina and its competitors; Telefónica Argentina’s ability to support industry standards; and industry and economic trends.

To that end, Telefónica Argentina is offering ADSL service. ADSL works by splitting an existing telephone line signal in two, one signal for voice and the other for data. ADSL permits internet access simultaneously with telephone usage and provides a fast internet connection. Telefónica Argentina is capable of providing this service through its own network and, as of December 31, 2002, had 34,410 customers subscribed to this service. We expect to expand our offering of this service in 2003.

Indirect Competitors

Cellular services have, since their inception, competed directly against wireline local services that Telefónica Argentina provides because cellular and PCS are alternatives to those services, as well as to public telephone services. Telefónica Argentina also faces competition from PCS providers such as Telefónica Comunicaciones Personales, Telecom Personal, CTI and Movicom. PCS is a telecommunications service similar to cellular services. PCS may not be limited to mobile services and may include fixed services; PCS licensees may render these fixed services within the geographic areas that Telefónica Argentina serves. Also, current technology permits telephone calls and internet access (which itself may be used to carry voice calls) via cable, and it is reasonable to expect that Telefónica Argentina will face some amount of competition from cable companies, although no cable company has begun to provide such services yet.

Regulatory Matters

Introduction

Telefónica Argentina operates in a regulated industry. The operation of telecommunications systems in Argentina has been and is subject to laws and regulations.

The provision of telecommunications services is regulated by the Secretary of Communications and supervised by the National Communications Commission, subject to the participation in certain cases of the Secretary of Competition, Deregulation and Consumer’s Defense (the Secretaría de la Competencia, la Desregulación y la Defensa del Consumidor). The Secretary of Communications establishes the legal framework and policies. The National Communications Commission enforces the legal framework and policies and supervises the telecommunications industry. The Secretary of Competition, Deregulation and Consumer’s Defense enforces and supervises competition and consumers’ protection regulations.

The National Communications Commission has authority, among other things, to:

•	supervise regulatory compliance, including the achievement of the mandatory goals set forth by the List of Conditions;

•	approve equipment to be installed on the user side of the network and at the operating interface between Telefónica Argentina and any independent operators and between Telefónica Argentina and the suppliers of competing services;

•	propose to the Secretary of Communications the determination of technical and service standards and supervise compliance with such standards;

•	resolve through administrative proceedings certain types of disputes between Telefónica Argentina and our customers and between Telefónica Argentina and other suppliers of telecommunications services; and

•	approve changes to service requirements.

In compliance with its mandate, the Secretary of Communications has issued resolutions to regulate several aspects of telephone services, principally in the areas of interconnection of the network, contracting procedures and complaint procedures. It is customary that affected parties review and comment upon such proposed regulations both before and after resolutions are approved. In the ordinary course of its business, objections to certain of the resolutions have been filed by Telefónica Argentina and are pending. The Secretary of Communications has from time to time required opinions from interested parties, including Telefónica Argentina, other providers of telecommunications services, consumer groups and other entities related to the telecommunications industry regarding several issues, such as those relating to the restructuring of rates, basic telephone service, service quality, interconnection with other service providers and financial and accounting information. These regulations issued by the Secretary of Communications, together with the List of Conditions, the Transfer Contract and the licenses granted to Telefónica Argentina to provide the telecommunications services described herein and in the National Telecommunications Law No. 19,798, as amended, the decrees establishing the National Communications Commission and certain other laws and regulations, such as Decree 764/00, provide the general legal framework for Telefónica Argentina’s activities.

Based upon information currently available, except in connection with tariff renegotiation, where we and Telefónica Argentina are uncertain whether the evolution of such regulatory framework will materially and adversely affect the viability or general competitiveness of Telefónica Argentina’s telecommunications business, neither we nor Telefónica Argentina are aware of any regulatory changes that might materially and adversely affect Telefónica Argentina. Nevertheless, neither we nor Telefónica Argentina are in a position to control the nature, extent and timing of government action in this area or to predict with any certainty the course of such developments.

Liberalization of Telecommunications Services

Pursuant to Telefónica Argentina’s original License, Telefónica Argentina had the exclusive License to provide basic telephone services to the Southern Region. On March 10, 1998, the Argentine government issued Decree No. 264/98, which extended this period of exclusivity until a date that the Secretary of Communications later set, pursuant to Resolution No. 1686/99, as October 10, 1999. In addition, Decree No. 264/98 set forth both optional and mandatory operating conditions with respect to the provision of basic telephone services that applied both during and as a condition for the maintenance of exclusivity.

Decree No. 264/98 also established a period of transition to competition in the telecommunications industry and provided a schedule for other liberalization of competition that included:

•	the immediate opening to competition of public telephone services pursuant to regulations that were to be issued by the Secretary of Communications;

•	beginning June 21, 1998, the opening to competition of rural telephone services; and

•	the opening to competition of the market for data transmission services to southern South American countries comprising the MERCOSUR trading bloc after January 1, 1999, subject to the compliance with certain conditions such as the opening (which has not yet occurred) of the telecommunications services market to cross-border competition among the MERCOSUR countries.

The liberalization of domestic and international long-distance services under Decree No. 264/98 began on November 8, 2000, when those entities, which had obtained the licenses or had been granted those licenses under the terms of the General Licensing Rules, were authorized to provide such services. On June 9, 2000, the Argentine government issued Decree No. 465/00, which provided for the complete liberalization of access to the telecommunications market as of November 9, 2000.

Current Regulatory Environment

On September 3, 2000, the Argentine government issued Decree No. 764/00, which, in the context of the deregulation of the access to the telecommunications market, approved the Rules for Licensees for Telecommunications Services, the Rules for Interconnection, the Rules for Universal Service and the Rules for the Administration, Management and Control of the Radioelectric Spectrum. These rules constitute the current regulatory framework applicable to Telefónica Argentina. The above-mentioned rules address, among other issues, the requirements to obtain the licenses to render telecommunications services; the conditions to establish tariffs and the providers’ obligations; the technical and economic aspects for interconnection to the networks of different providers; the programs, administration and economic issues of Universal Service; and the principles that will govern the management and control of the radioelectric spectrum. On September 19, 2000, Telefónica Argentina filed a petition against certain specific issues of Decree No. 764/00. There has not yet been a ruling on these issues. As of the date of this Annual Report, the Secretary of Communications has not yet issued the General Rules regarding Restrictive Practices in Competition and Cross-Subsidies mandated by the provisions of Decree No. 264/98.

The Rules for General Licenses established that (1) a free-price regime would be established for the new entrants, together with a fixed-rate regime for the incumbent operators, except in the case there is “effective competition” for specific services and areas, (2) one license may serve for all telecommunications services and (3) radio and television operators may receive licenses to provide telecommunication services.

The Rules for Management and Control of the Radioelectric Spectrum established the procedure for the granting of a frequency license when there are multiple bidders, or if frequencies are or may become scarce, and established that licensees may operate the frequencies nationwide only when it is strictly necessary.

Rates

The Transfer Contract provided that Telefónica Argentina could adjust its rates based on changes in the Argentine consumer price index and fluctuations in Argentine currency with respect to the U.S. dollar. However, since April 1, 1991, the Convertibility Law and Decree No. 529/91 have prohibited, as a general matter, indexation of amounts expressed in Argentine currency and, therefore, the original tariff regime provided by the Transfer Contract was modified by the Argentine government, resulting in a new rate agreement. This new tariff agreement provided for Telefónica Argentina’s telephone tariffs to be denominated in U.S. dollars and, at the election of Telecom and Telefónica Argentina, for the semiannual adjustment of the U.S. dollar-denominated price per pulse in accordance with changes in the U.S. consumer price index. These semiannual adjustments were applied from 1992 to 1999. However, the Argentine government, Telecom and Telefónica Argentina agreed that in 2000 and 2001 there were to be no regular semiannual April or October adjustments of their tariffs.

The Transfer Contract also contemplates the possibility of automatically adjusting rates in view of extraordinary unforeseen events as therein defined, or events or acts by the Argentine government that materially affect the original economic and financial equation contemplated in the Transfer Contract.

Recently, the Public Emergency Law introduced significant changes to the agreements executed by the Argentine government, including those regarding public works and services, such as Telefónica Argentina’s rate agreements. This law mandates that the prices and tariffs resulting from such agreements shall be converted into pesos at a rate of one peso per U.S. dollar and frozen, not permitting indexation of any kind. It also authorizes the

Argentine government to renegotiate the above-mentioned contracts, taking into account the following criteria in relation to public utility services:

•	the impact of the tariffs on the competitiveness of the economy and on the distribution of income;

•	service quality and investment plans, when such issues are included in the pertinent agreements;

•	the interest of users and the access to the services;

•	the security of the systems; and

•	the profitability of the companies affected thereby.

On February 12, 2002, the Argentine government issued Decree No. 293/02, which entrusts the Ministry of the Economy with renegotiation of public services agreements affected by the Public Emergency Law, including agreements governing the provision of basic telephone services. Proposed agreements or recommendations resulting from the renegotiation process and executed by the Ministry of the Economy are to be submitted to a special commission created within the Argentine Congress for its consideration, although the commission’s opinion shall not be binding upon the parties.

The original term of the renegotiation process was 120 days and was extended for an additional 120 days by Decree No. 1839/02 dated September 16, 2002. Resolution No. 62/03 of the Ministry of Economy dated January 31, 2003, further extended the above term another 60 business days.

In order to assist public utility companies in the renegotiation process, the Ministry of Economy issued procedural guidelines establishing a schedule comprised of four phases:

•	informal meetings with the relevant parties to discuss the renegotiation process;

•	presentations by public utility companies explaining how they have been impacted by the crisis and submitting proposals for possible solutions;

•	discussion and analysis of the proposals; and

•	submission of proposed agreements to the Ministry of the Economy for consideration.

Pursuant to the process established for the renegotiations, Telefónica Argentina submitted a proposal regarding its tariff regime. Telefónica Argentina proposed that the Argentine government reinstate the tariff regime that was suspended in 1991 provided for under the Transfer Contract, reinstating the peso-denominated tariffs indexed to the monthly Argentine consumer price index. Under Telefónica Argentina’s proposal, if there were significant differences between the Argentine consumer price index and the variation of the U.S. dollar/peso exchange rate as stated in the Transfer Contract, the tariffs would be adjusted by applying a formula equal to 40% of the monthly variation in the exchange rate of the U.S. dollar and 60% of the variation of the monthly consumer price index in Argentina. Telefónica Argentina also proposed alternative approaches to achieve a tariff regime that would reflect current prices while considering the present general situation of the consumer, including a transitional tariff regime that would ease tariffs from the current fixed tariffs to the tariffs calculated as described above in accordance with the Transfer Contract.

In our and Telefónica Argentina’s management’s opinion and in the opinion of Telefónica Argentina’s legal counsel, the changes in the Argentine economic model experienced since the beginning of 2002, including the enactment of the Public Emergency Law, the depreciation of the Argentine peso against the U.S. dollar, the increase of domestic prices and the pesification and freezing of tariffs, constitute extraordinary economic events that modified the economic and legal framework established by the Convertibility Law. Such events have significantly changed the economic and financial equation and so justify an adjustment of the tariff regime to reflect the currently prevailing circumstances, such adjustment being fully in agreement with the principles set forth in the List of Conditions and the Transfer Contract, so as to ensure a regular, continued and efficient service supply. The Transfer Contract contemplates the possibility of automatically adjusting tariffs in view of extraordinary unforeseen events as therein defined, or events or acts by the Argentine government that materially affect the original economic and financial equation contemplated in the Transfer Contract. The Transfer Contract also provides for Telefónica Argentina’s compensation from the Argentine government to Telefónica Argentina when extraordinary events take place, including acts and decisions by the Argentine government, such as a freeze on tariffs or price controls, and the procedures to be followed to collect such compensation.

The Ministry of Economy, by Resolution No. 72/03, approved a method to calculate and transfer to Telefónica Argentina’s clients the impact of the tax on bank checking account transactions introduced by Law No. 25,413 that is paid by Telefónica Argentina on or after the effective date of such resolution. Resolution No. 72/03 explicitly referred to the Transfer Contract as a basis for approving such resolution. We believe that the position that the Ministry of the Economy took in this resolution is consistent with Telefónica Argentina’s proposal and its understanding of its rights under the Transfer Contract. According to Resolution 72/03, any such tax paid before that date should be included in the contract renegotiation required under the Public Emergency Law.

Pursuant to Emergency Decree No. 120/03 issued by the Argentine government on January 23, 2003, the Argentine government may provide for interim tariff revisions or adjustments as may be deemed necessary or convenient for the purposes of ensuring the continued availability, safety and quality of services provided to users under these contracts until the process of renegotiation of public service contracts and licenses required under the Public Emergency Law is completed.

On January 29, 2003, the Argentine government issued Decree No. 146/03, which establishes a temporary tariff adjustment for the provision of energy and gas services. However, such measure has been judicially challenged and currently suspended by an injunction. Telefónica Argentina has requested the interim adjustment of its tariffs, but no decision has been reached on this issue. We cannot assure you that Telefónica Argentina will obtain the temporary adjustment of its tariffs, or even if Telefónica Argentina obtains it, we cannot assure you that such adjustment will not be judicially challenged.

According to our and Telefónica Argentina’s management’s opinion and in the opinion of Telefónica Argentina’s legal counsel, under general administrative law principles applicable to the Transfer Contract and List of Conditions, future tariffs should be fixed at a level which is sufficiently fair to cover service costs so as to preserve a regular, continued and efficient public telephone service supply within the legal framework by which the Transfer Contract is governed. Nevertheless, no assurance can be given that the Argentine government will adopt our position in respect of the effect of the Transfer Contract. If as a result of the renegotiation, future tariffs evolve at a pace well below that established in the Transfer Contract, such tariff regime would have a material adverse effect on Telefónica Argentina’s future financial position and results of operations. As of the date of this Annual Report, our and Telefónica Argentina’s management are unable to foresee the final result of the renegotiation under the Public Emergency Law or when or what tariff regime will be in effect in the future. It is possible that such tariff regime will not maintain the value of Telefónica Argentina’s rates in U.S. dollars or constant pesos over time in accordance with any past and potential future increases in the general price levels. Telefónica Argentina does not know when the renegotiations will be concluded and whether they will be concluded in a manner that would not have a material adverse effect.

Rate Regulations

Decree No. 764/00 establishes that providers of telephone services may freely set rates and/or prices for their services, which shall be applied on a nondiscriminatory basis. However, until the Secretary of Communications determines that there is effective competition for telecommunications services, the “dominant” providers in such areas, which includes Telefónica Argentina, must respect the maximum tariffs established in the General Rate Structure. Below the values established in such tariff structure, such providers may freely set their rates by areas, routes, long-distance legs and/or customer groups. To determine the existence of effective competition, the dominant providers must demonstrate that other providers of the same service obtained 20% of the total revenues for such service in the local area of the basic telephone service involved. Effective competition will be considered to exist in the provision of national or international long-distance services for calls originated in a local area covered by basic telephone service when the customers in such area are able to choose, through the dialing selection method, among more than two service providers, if each of them offers more than one long-distance destination.

Except for areas and services where effective competition is demonstrated to exist, the rate agreements established a maximum rate per pulse denominated in U.S. dollars. The rate agreements also allowed Telefónica Argentina to adjust this rate for changes in the U.S. consumer price index on April 1 and October 1 of each year. However, as mentioned above, the Public Emergency Law converted these tariffs into pesos at a rate of one peso per U.S. dollar, provided for the freezing of such tariffs, and established that the Argentine government would renegotiate the tariff regime.

Under the tariff regulation mechanism in effect known as “price cap”, Decree No. 264/98 provided a 4% reduction (in constant dollar terms) in tariffs, in terms similar to the method provided by the List of Conditions, that was to be applied during each year of the transition period to basic telephone service tariffs, with 90% of such reduction to be applied to domestic long-distance services. Telefónica Argentina has applied the same 4% reduction to international rates.

On November 3, 1999, the Secretary of Communications issued Resolution No. 2,925/99, which, based on the assumption of a lack of effective competition as of such date, provided for a 5.5% reduction in basic telephone service tariffs for the period from November 1999 through November 2000. Such reduction was applied to the following services: detailed billing, domestic long-distance and international long-distance. Likewise, the starting time of the domestic and international long-distance reduced rate was brought forward.

In April 2000 and March 2001, Telecom, the Secretary of Communications, and Telefónica Argentina executed rate agreements, which, subject to the approval by the Ministry of the Economy, provided the terms under which the price caps would be applied:

1.	Price cap as of November 8, 2000: The Secretary of Communications established that the rate reduction for the period November 2000 to November 2001 would amount to 6.75%. The reduction would be applied through discount plans that were effective as from March 2000 (commercial and government basic tariffs, local measured service, and the application of certain preferential rates of internet access), the non-application of charges set forth in Resolution No. 2,926/99 until November 8, 2001 and the non-application during such year of the two semiannual adjustments to the pulse value for the above-mentioned U.S. consumer price index. Given that such plans were brought into effect ahead of schedule, the accumulated effects of the above-mentioned rate reductions would be applied to the computation of price caps for the periods beginning November 2000, 2001 and 2002 adjusted at an interest rate of 12% per year. Furthermore, it was established that the difference between the effect of the discounts already granted and that of a 6% reduction would be applied on November 8, 2000 across different items of the rate structure, and the additional 0.75% reduction to be applied as defined by the Licenses.

2.	Price cap as of November 8, 2001: The Secretary of Communications established that the efficiency factor for the price cap applicable for the period November 2001 to November 2002 would amount to 5.6%. This rate reduction is to be implemented through (a) the non-adjustment of the pulse value for the U.S. consumer price index for such year, adjusting the effect at the 12% annual rate in order to measure it against the total expected 5.6% reduction; (b) any balance resulting from the non-application of the adjustment to the value of the telephone pulse in the period 2000/2001, as well as any balance remaining in respect to a variety of items included in the 2000/2001 price cap; and (c) any unapplied price cap portion remaining after the rate reductions mentioned in (a) and (b) above with respect to the 5.6% rate reduction, should be applied in the following manner: 70% as provided by us, 15% to the local service, and 15% to other services as required by the Secretary of Communications, other than monthly basic charges and the local measured service.

3.	Price cap as of November 8, 2002 through November 7, 2003: The Secretary of Communications established that the efficiency factor could not exceed 5%, but it has yet to confirm the exact amount.

Although the reductions mentioned in point 1 above and the early reductions referred to in point 2 above are being applied by Telefónica Argentina, the related agreements have not yet been approved by the Ministry of the Economy. As of the date of this Annual Report, the effect of the discount plans implemented has not been established as compared to the rate reduction percentages provided by such agreements, and the Secretary of Communications has not approved how to apply the rate reduction mentioned in point 1.

On the other hand, in relation to the lawsuit filed by Consumidores Libres Cooperativa Limitada de Provisión de Servicios Comunitarios (the Free Consumers Cooperative) on October 4, 2001, a Federal Court of Appeals issued a temporary injunction requested by the Free Consumers Cooperative ordering Telefónica Argentina, Telecom and the Argentine government to refrain from applying the corrections set forth in the rate agreements approved by Decree No. 2,585/91 until a final judgment is rendered in the case. See Item 8: “Financial Information—Legal Proceedings—Other Claims”.

In our and Telefónica Argentina management’s opinion and the opinion of Telefónica Argentina’s legal counsel, the outcome of the issues related to the rate agreements of April 2000 and March 2001 and the lawsuit filed by the Free Consumers Cooperative could affect only the maximum tariffs for future services that Telefónica Argentina is authorized to charge its customers regarding services, areas or customers in which the Argentine government did not declare the existence of effective competition. As of September 30, 2002, these maximum tariffs are determined by applying to tariffs effective as of November 7, 2000, the discounts applied in order to implement the price caps related to November 8, 2000 and November 8, 2001 under the above-mentioned rate agreements.

Under the price cap mechanism currently in effect, the rate reduction percentage and the services to which such reductions will eventually apply depend on the final approval of the above-mentioned rate agreements, and on the outcome of the legal proceedings commenced by Free Consumers Cooperative regarding the effective tariff system. Based on current tariff regulation mechanisms, and considering Telefónica Argentina’s defense described in Item 8: “Financial Information—Legal Proceedings—Other Claims” against the above-mentioned legal proceedings, in our and Telefónica Argentina’s opinion and in the opinion of legal counsel, the outcome of these issues will not have a negative impact on Telefónica Argentina’s financial position or a material adverse effect on our results of operations. Notwithstanding the foregoing, we cannot assure you that the outcome of such proceeding will be favorable to Telefónica Argentina.

In addition, Decree No. 764/00 reduced, as of November 2000, the interconnection charges for the origin and destination of calls in local areas to 1.1 Argentine cents per minute for those districts with more than 5,000 inhabitants or a telephone-set density above 15 telephones for every 100 inhabitants, to 1.3 Argentine cents per minute for the remaining districts and for those areas included in the original license of independent operators, and to 0.30 cents per minute for the transit within local areas. A 3% semiannual “price cap” reduction was applied during the first two years after these rules and regulations became effective. By virtue of the Public Emergency Law, the interconnection charges related to origin and destination of the calls were pesified at the rate of one peso (Ps.1.00) per U.S. dollar (U.S.$1.00).

Tariff Restructuring

The tariff restructuring granted by Decree No. 92/97, effective on February 1, 1997, established an increase in the price of the monthly basic charge and in local service tariffs and a decrease in the tariffs for domestic and international long-distance services and for domestic long-distance public phone services. The net impact of the tariff restructuring was intended to be neutral on revenues during the two years after it became effective.

On December 1, 1999, the Secretary of Communications issued Resolution No. 4,269/99, which finally determined the excess revenue amount as Ps.18 million rather than the preliminary amount of Ps.14 million for the two-year period between February 1997 and February 1999, as previously determined by the Secretary of Communications. As Resolution No. 18,968/99 similarly provided, Resolution No. 4,269/99 states that the National Communications Commission will determine the form and time of implementation of the corresponding tariff reduction. Telefónica Argentina has filed an appeal for review and modification of Resolution No. 4,269/99, on the grounds that the calculation method used by the Secretary of Communications to determine the impact of the tariff restructuring established by Decree No. 92/97 is flawed. As of the date of this Annual Report, such appeal has not been resolved.

In our and Telefónica Argentina management’s opinion and in the opinion of Telefónica Argentina’s legal counsel, the outcome of the issues related to the tariff restructuring could only affect the maximum tariffs for future services that Telefónica Argentina is authorized to charge our customers regarding services, areas, or customers in which the Argentine government did not declare the existence of actual competition. Therefore, in our and Telefónica Argentina management’s opinion and in the opinion of Telefónica Argentina’s legal counsel, the outcome of these issues will not have a negative impact upon Telefónica Argentina’s financial position or a material adverse effect on our results of operations.

Service Requirements

Pursuant to the List of Conditions and the License Agreement, Telefónica Argentina must ensure continuity, reliability, nondiscrimination and universal service provision. Telefónica Argentina also must provide, among other services, free emergency telephone services, free telephone directories to all subscribers and operator-assisted information. In addition, the List of Conditions sets forth certain mandatory service objectives that Telefónica Argentina had to achieve and maintain. These include requirements pertaining to network penetration (new residential and public telephone lines, waiting-time standards for installation), network performance (frequency of failure, repair time standards, percentage of call completion), customer service (speed of operator’s response, maintenance and information service) and call efficiency (percentage of calls not “dropped” by the network).

Additionally, the List of Conditions provides that Telefónica Argentina must

•	comply with applicable regulations,

•	meet standards established for the physical condition of the network,

•	permit nondiscriminatory access to providers of competing services,

•	maintain connections to all cities presently connected to its network,

•	provide interconnection with international service operators and with other competing networks, as well as access to competing networks for their users, and

•	provide equal access to telephone lines to suppliers of data and value-added services.

In responding to consumer demand for new line installations and to meet the average waiting time requirement, Telefónica Argentina performed line installations in excess of those required in the List of Conditions. As of September 30, 2002, its backlog of pending applications for service was 16,650 lines.

Revocability of Telefónica Argentina’s License

Telefónica Argentina’s License is revocable in the case of serious noncompliance with certain obligations. The List of Conditions and the Transfer Contract set forth certain obligations of which the following are still in effect:

•	assets transferred to Telefónica Argentina for use in providing telecommunications services may not be sold, assigned, transferred or encumbered in any way without the approval of the Secretary of Communications;

•	certain of our shareholders are required to retain a specified interest in our common stock, and we are required to own Class A Shares representing 51% of Telefónica Argentina’s total capital stock except if otherwise approved by the Secretary of Communications;

•	Telefónica Argentina must provide a certain level of basic telephone services and maintain Telefónica Argentina’s principal place of business in Argentina;

•	Telefónica Argentina must maintain certain service quality standards; and

•	Telefónica Argentina must avoid liquidation.

In case of serious noncompliance with these obligations, Telefónica Argentina’s license could be revoked in accordance with the procedures set forth in the List of Conditions.

Regulations Related to Long-Distance Services

Resolution No. 2,724/98 of the Secretary of Communications became effective on January 5, 1999, and sets forth the General Rules for Presubscription to Long-Distance Services. Those rules grant customers located in the interior cities of Argentina having more than 5,000 customers and customers located in the greater Buenos Aires Metropolitan Area the right to select a provider of long-distance services. Customers have been able to select a provider other than their original provider at no additional cost since March 20, 2000. However, customers cannot change their provider more frequently than once every two months following the activation of a presubscription.

On December 20, 2001, the Ministry of the Economy issued the Carrier Selection Rules for long-distance calls, which require carriers to make their networks and equipment available to provide the selection services within 80 days following the publication of these rules. Accordingly, customers will be able to opt for their long-distance provider by dialing a specific three-digit code number. This new system will co-exist as an alternative for the presubscription provider for the line that originates a long-distance call at the time of making each call. On February 4, 2003, the Ministry of Economy issued Resolution No. 75/03, compelling providers to make available the carrier selection for fixed and mobile services within 120 days. As of the date of this Annual Report, Telefónica Argentina’s networks and equipment are available to provide the selection services, but no operator has asked Telefónica Argentina for interconnection.

Interconnection

Decree No. 764/00 approved new Rules for National Interconnection and established the interconnection standards and conditions with which telephone service providers must comply without affecting preexisting agreements. These Rules for National Interconnection establish that:

•	several interconnection services are to be considered as essential facilities;

•	charges for access are to be substantially reduced;

•	clients are allowed to directly access to the Number Translation Services (internet service providers, call centers, etc.) whose providers are treated as “owners” of the calls; and

•	number portability right would be implemented.

Subsequently, Telefónica Argentina entered into interconnection agreements with different providers in accordance with previous rules established under Decree No. 264/98 and 266/98.

The Rules for National Interconnection set forth the basic principles to be taken into account regarding interconnection among operators, who will be able to agree on tariffs and service terms and conditions on a non-discrimination basis, provided that they comply with certain minimum obligations.

Under these rules, operators are categorized as follows:

•	operators with Dominant Power: those whose revenues are over 75% of the total revenues for services rendered in a specific area or for a specific service;

•	operators with Significant Power: those whose revenues are over 25% of the total revenues for services rendered in a specific area or for a specific service; and

•	all other operators.

Operators with either Dominant or Significant Power must establish cost-based interconnection rates and allow competitors the access to the unbundled local loop (the latter not yet implemented).

Operators with Dominant Power must also make a reference interconnection offer for both local switching and superior levels (transit centers), keep separate accounting records for interconnection services and provide those network functions defined as essential facilities at long-run incremental costs.

The Rules for National Interconnection also establish the obligation for Dominant and Significant Power Operators to unbundle their local loops (physical link and its capacity between the carrier’s capacity and the clients’ facilities) and to allow competitors the use them on the basis of technical reasonability. As of the date of this Annual Report, the working group in charge of setting reference rates for this service has not been created.

Regulations Affecting the Radioelectric Spectrum

Telefónica Argentina does not have assigned radioelectric bands in certain areas. The Rules for Management and Control of the Radioelectric Spectrum establish the procedure for the granting of a frequency license when there are multiple bidders or if frequencies are or may become scarce, and establish that licensees may operate the frequencies nationwide only when it is strictly necessary. Telefónica Argentina has numerous licenses to use various distinct radioelectric bands and Telefónica Argentina is utilizing the above-mentioned system to acquire the additional licenses it needs for its operations.

Universal Service Funding

Decree No. 764/00 approved the new Universal Service Rules and Regulations to promote the access to telecommunications services by customers either located in high-cost access or maintenance areas or with physical limitations or special social needs. Such rules and regulations establish that the deficit for the provision of these services will be through a “Universal Service Fund”, to be financed by all telecommunications providers (including Telefónica Argentina) through the payment of 1% of total revenues for telecommunications services, net of any direct tax applicable on them. The regulation adopts a “pay or play” mechanism for compliance with the mandatory contribution to the Universal Service Fund, although it also establishes a mechanism for exemption from contribution for basic telephone service licensees that takes into consideration loss of revenues and market share. Payment of contributions required to be made by service providers may be substituted with the provisions of services, in accordance with any of a number of programs that may be approved by the Secretary of Communications with the participation of the Secretary of Competition, Deregulation and Consumer’s Defense. The obligations in connection with this regulation became effective on January 1, 2001. Nevertheless, as of the date of this Annual Report, the Secretary of Communications has not yet ruled on the mechanism by which we should recover the cost incurred for rendering these services.

C.    Organizational Structure.

As of the date of this Annual Report, our shareholders include three affiliates of Telefónica, which together own 100% of our common stock, representing 97.3% of our total capital stock as follows:

•	Telefónica Holding de Argentina S.A. (“Telefónica Holding”), an Argentine company, which holds 50% of our common shares;

•	TIHBV, a Dutch company, which holds 37.3% of our common shares; and

•	Telefónica Internacional, a Spanish company, which holds 12.7% of our common shares.

The remainder of our capital stock (2.7%) is owned by a holder of our Class A and Class B Shares of Preferred Stock.

Telefónica currently holds 100% of Telefónica Internacional and indirectly 99.96% of Telefónica Holding and 100% of TIHBV. See Item 7: “Major Shareholders”.

We own 64.83% of Telefónica Argentina’s capital stock consisting of all of Telefónica Argentina’s Class A shares representing 62.5% of its capital stock and 40.2 million Class B shares representing 2.3% of Telefónica Argentina’s capital stock. Through us and other affiliates, Telefónica owns approximately 98% of Telefónica Argentina’s outstanding shares. The other shareholders of Telefónica Argentina are Telefónica Internacional with a 32.3% interest and TIHBV with approximately a 1% interest. The remaining 2% of shares of Telefónica Argentina are owned by holders not affiliated with Telefónica (the “Minority Shareholders”).

Telefónica Argentina’s only significant direct subsidiary is Telinver, of which it owns 99.99%.

The following chart illustrates our corporate structure, reflecting the common shareholders of the group as of the date of this Annual Report.

D.    Property, Plant and Equipment.

Telefónica Argentina’s principal properties consist of transmission plants, including outside plant and trunk lines, and exchange equipment. These properties have historically been and continue to be located throughout the Southern Region, principally in the province of Buenos Aires, but in connection with the recent extension of our service area to the Northern Region, are also located to a lesser extent in that region of Argentina. Of Telefónica Argentina’s net book value of its total outside plant, property and equipment as of September 30, 2002:

•	Telefónica Argentina’s outside plant, including external plant, transmission and switching equipment represented approximately 78.2%;

•	construction in progress, materials and prepayment to vendors represented approximately 4%;

•	land and buildings represented approximately 16.1%; and

•	furniture, cars and office equipment represented approximately 1.6%.

A substantial portion of Telefónica Argentina’s assets may be considered to be dedicated to the provision of an essential public service, and therefore, under Argentine law, would not be subject to attachment, execution or other legal process.

The Transfer Contract requires Telefónica Argentina to register title to all registrable property that it acquired from ENTel prior to the second anniversary of the Transfer Date. Although the period originally providing for the transfer of title to this property lapsed on October 27, 1994, ENTel issued Resolution No. 96/94, extending indefinitely the period for the transfer of title. Under the terms of this Resolution, ENTel must give 60 days notice to Telefónica Argentina prior to terminating the registration period. Under Resolution No. 96/94, Telefónica Argentina may claim the same indemnity for real property not conveyed to Telefónica Argentina prior to the expiration date set forth in the original Transfer Contract.

As of September 30, 2002, this property had a book value of approximately Ps.645 million (based on net book value at that date), but we had registered property with a book value of approximately Ps.564 million in Telefónica Argentina’s name (in constant pesos as of September 30, 2002).

The transfer of title to the assets of ENTel was suspended in December 1991. This was because ENTel disputed its contractual obligation to pay stamp taxes on the transfer of assets located in the various Argentine provinces. Telefónica Argentina subsequently elected to pay these taxes in order to expedite the registration process. Telefónica Argentina, however, reserved the right to reclaim the stamp taxes from ENTel. The transfer of title to the assets of ENTel has resumed. Out of a total estimated amount of approximately Ps.8.7 million of stamp taxes and related fees, Telefónica Argentina has spent approximately Ps.7.0 million for registration of these assets. We and Telefónica Argentina believe that we have the right to reimbursement of this amount from ENTel.

We and Telefónica Argentina believe that registration of a major portion of the significant assets acquired from ENTel will be satisfactorily completed, and that the final resolution of this matter should not have a significant impact on Telefónica Argentina’s business, financial condition or results of operations.

Our corporate headquarters were located at Tucumán 1, Buenos Aires. On March 18, 2003, we changed our corporate headquarters to Avenida Ingeniero Huergo 723, Buenos Aires. We recently leased space in part of the Avenida Ingeniero Huergo 723 building.

Fixed assets relating to Telefónica Argentina’s telecommunications business were valued calculating their recoverable value on the basis of Telefónica Argentina’s best estimate of future cash flows of its telecommunications business, considering current information and future telephone service rates estimates. Due to the uncertainty as to the outcome of Telefónica Argentina’s tariff renegotiation with the Argentine government, we cannot assure you whether or not the book value of Telefónica Argentina’s fixed assets related to its telecommunications business accounted for as of September 30, 2002 at Ps.5,709 million (amount calculated considering our ownership interest in Telefónica Argentina), will be fully recoverable.

ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS.

In addition to the management discussion below, you should carefully read our consolidated financial statements and selected financial data included elsewhere in this Annual Report for additional information about us.

We prepare our financial statements in accordance with Argentine GAAP. Argentine GAAP differ from U.S. GAAP, for example, inflation accounting. See Item 3: “Key Information—Selected Financial Data” and Note 18 to our Consolidated Annual Financial Statements describes the principal differences between Argentine GAAP and U.S. GAAP that apply to us.

Introduction; Presentation of Financial Information

We are a holding company of Telefónica Argentina, a licensed supplier of wireline public telecommunications, basic telephone and long-distance services in Argentina and we have no operation of our own. Currently, our most significant asset is our equity holding in Telefónica Argentina which on the date of this Annual Report represented 64.83% of Telefónica Argentina’s common stock. Currently, our principal source of cash is cash dividends paid to us by Telefónica Argentina on Telefónica Argentina’s common stock.

Factors Affecting Our Consolidated Results of Operations

Overview

The Argentine economy has been mired in a severe economic recession that began in the second half of 1998. Argentina’s GDP has fallen every year since then, culminating in a decrease of 10.9% in 2002. By September 30, 2002 the peso had devalued by 274.0% (having reached 290% as of June 25, 2002) and Argentina experienced a rise in the wholesale price index of 121.2%.

	September 30
	2002		2001	2000	1999	1998
Wholesale price index (annual % change)	121.2	(1)	(4.1)	4.4	(2.1)	(4.3)
Consumer price index (annual % change)	39.7	(1)	(1.1)	(0.7)	(2.0)	1.1
Gross domestic product (annual % change)	(13.2)		(2.4)	(0.8)	(3.4)	3.9

	September 30
	2002	2001(2)
Devaluation (annual % change)	274.0	0.0

(1)	Nine months ended September 30, 2002.

(2)	From December 24, 2001 through January 10, 2002, Banco Nación did not publish an official exchange rate due to governmental suspension of the exchange market.

Source:    INDEC, Banco Nación.

Our financial results have been negatively impacted by drastic political and economic changes that took place in Argentina in 2002. Because the political and economic environment is currently in flux, the following discussion may not be indicative of our current or future results of operations, liquidity or capital resources and may not contain all of the necessary information to help you understand the information contained in this discussion with results from previous or future periods. In particular, it may be difficult to discern trends from our historical financial statements or in future periods due to the following factors:

•	the volatility of the exchange rate; and

•	the reintroduction of inflation accounting and its subsequent suspension.

Accordingly, the following discussion should be read in conjunction with, and is qualified in its entirety by, the risk factors contained in this Annual Report. The most important factors affecting our results of operations and liquidity were the following:

•	Impact of lack of dividends

Telefónica Argentina has lost its ability to distribute dividends. Although we received a dividend in the first quarter of fiscal year ended September 30, 2002, as a result of Telefónica Argentina’s loss for its fiscal year ended December 31, 2002, Telefónica Argentina did not pay us a dividend during the 2002 calendar year and will not be able to pay us a dividend in 2003 based on its December 31, 2002 financial statements. Telefónica Argentina cannot resume the payment of dividends to us until its losses are absorbed and it begins to generate liquid earnings. We are currently dependent on shareholders loans in order for us to stay current on our third-party debt.

•	Pesification of Telefónica Argentina’s tariffs

Prior to 2002, the tariffs of Telefónica Argentina were denominated in U.S. dollars and billed to the customer in pesos. The Public Emergency Law abolished dollar-based tariffs and converted all public service tariffs (including Telefónica Argentina’s tariffs) into pesos at a one-to-one exchange rate.

•	Freezing of Telefónica Argentina’s tariffs

Dollar-denominated tariffs of Telefónica Argentina were semiannually adjusted in line with the U.S. consumer price index. The Public Emergency Law abolished automatic indexation and put a freeze on its tariffs that is still in effect.

•	Devaluation

The Public Emergency Law eliminated the U.S. dollar – peso parity. Soon after, the Argentine government permitted the peso to float freely against the U.S. dollar with a resulting decline in its value. The devaluation has had a material adverse impact on our and Telefónica Argentina’s results of operations as it was coupled with the pesification and freezing of the tariffs of Telefónica Argentina. In addition, most of our consolidated indebtedness is U.S. dollar denominated. As a result, our net financial loss increased substantially and losses attributable to our exchange difference of foreign currency denominated net liabilities were Ps.3,440 million, net of the result from the monetary gain/loss of the exposure to inflation.

•	Inflation and Inflation Accounting

During 2002 by September 30, Argentina experienced inflation of 39.7% and 121.2% measured in terms of the consumer price index and the wholesale price index, respectively. As a result of the high inflation, Argentine GAAP reintroduced inflation accounting. The most important impact of inflation on results was the incorporation into our income statements of the effect of exposure of our monetary assets and liabilities to inflation and the restatement in constant currency of the rest of our income statement accounts. The effect on our balance sheet and our shareholders’ equity was a restatement of our consolidated non-monetary net assets in constant pesos. See “—Inflation Accounting” below.

The pesification and freezing of Telefónica Argentina’s tariffs, devaluation, inflation and inflation accounting are the main explanations for the variations in our and Telefónica Argentina’s results in 2002 in comparison to 2001. Other factors that adversely affected our results of operations are:

•	Mandatory tariff renegotiation

The Public Emergency Law authorized the Argentine government to renegotiate public service contracts. As a result of the need to renegotiate with the Argentine government future tariffs, the amount of future telecommunications service revenues and net cash flows cannot be predicted with certainty. As of September 30, 2002, the recoverability of the amount booked in fixed assets corresponding to the telecommunications business and the minimum presumed income tax credit of Telefónica Argentina, amounting to Ps.5,709 million and Ps.24 million, respectively, amounts calculated considering our ownership interest in Telefónica Argentina, and the booked amounts of goodwill related to our investment in Telefónica Argentina as of September 30, 2002 of Ps.353 million, may be affected by the outcome of the tariff renegotiation and the resulting impact on Telefónica Argentina’s and our operations and cash flows. See Item 3: “Key Information—Risk Factors”.

•	Elimination of access to financing

As a result of the changes in Argentina, companies operating in Argentina have no access to either local or international financing. Telefónica Argentina was able to extend the maturity on most of its debt that became due in 2002 but we and Telefónica Argentina continue to face uncertainties in the ability to roll over our and its short-term debt and to refinance other debt that becomes due in 2004. See “—Liquidity and Capital Resources” below.

•	Recession and unemployment

The current recession, unemployment and underemployment, coupled with the rise of inflation in 2002 has led to a reduction of wages in real terms and a reduction in disposable income of all class sectors of the Argentine population that has resulted in a decrease in the number of clients that use Telefónica Argentina’s services and in a reduction on the usage per telephone line. In 2002 by September 30, Telefónica Argentina’s lines in service were reduced by 99,000 due to service disconnections. In 2002, Telefónica Argentina also experienced a decrease in long-distance traffic of 4% in comparison to the twelve month period ended September 30, 2001.

In response to these negative events Telefónica Argentina attempted to manage its cash flow and balance sheet to achieve high liquidity. To that end it made the following changes:

•	Reduced its capital expenditures

Telefónica Argentina implemented a plan to reduce its capital expenditures rapidly. To that end it continued only those projects that are required to maintain the quality of its services, generate cash flow in the near term and are deemed by Telefónica Argentina to be high priority.

•	Reduced its operating costs

Telefónica Argentina renegotiated most of its contracts, especially those foreign-exchange linked contracts and eliminated discretionary costs. The goal of the renegotiation was to reduce costs, including to reduce exposure of its costs to inflation and devaluation and adapting its costs to lower demand for its services. Telefónica Argentina has taken certain measures with respect to its suppliers’ contracts including, among others, adjustments to service quality, changing the timing of delivery and services and their outright cancellation.

•	Implemented spending controls

Telefónica Argentina implemented a series of spending controls and took certain actions in order to decrease and to prevent expenses.

•	Increased its collection rates

Telefónica Argentina implemented new plans and collection policies for collecting receivables tailored to each customer segment and tied its sales force’s incentives to collections rather than sales. As a result it reduced the amount of its accounts receivable and uncollectibles and, consequently, reduced the collection risks.

•	Debt refinancing and debt and cash management

Telefónica Argentina implemented a series of actions with the aim of decreasing the exchange risk on its current assets while managing its main accounts payable, especially with foreign suppliers. Additionally, Telefónica Argentina exchanged its U.S.$100 million notes due July 1, 2002 for its U.S.$71 million notes due 2006, which may become due in 2004 under certain circumstances, and rolled over a significant portion of its debt. In addition, we rolled over our intercompany loans.

Even though Telefónica Argentina took the measures mentioned above to mitigate the effects of the changes to its business, the future for it and our company remains highly uncertain in Argentina. As of September 30, 2002, our consolidated current assets in foreign currency are lower than our consolidated current liabilities in foreign currency by U.S.$1,028 million and it is uncertain whether Telefónica Argentina or we will be able to obtain refinancing or additional credit lines to be able to pay our current debt or whether the Central Bank will authorize transfers abroad to pay our foreign creditors when we need to do so. Our independent auditors have noted in their Audit Report that this uncertainty, as to Telefónica Argentina’s and our ability to pay our debts and the potential adverse effect of the outcome of Telefónica Argentina’s pending tariff negotiation with the Argentine government, give rise to substantial doubt about Telefónica Argentina’s and our ability to continue as a going concern. Our consolidated financial statements as of September 30, 2002 do not include any adjustments or reclassifications that might result from the outcome of these uncertainties. Our independent auditors have stated that the amount booked in fixed assets corresponding to the telecommunications business and the minimum presumed income tax credit of Telefónica Argentina, amounting to Ps.5,709 million and Ps.24 million, respectively, (amounts calculated considering our ownership interest in Telefónica Argentina) and the booked amounts of goodwill related to our investment in Telefónica Argentina as of September 30, 2002 of Ps.353 million may be negatively affected by the outcome of Telefónica Argentina’s tariff renegotiation and the resulting impact on its operations and cash flows. See also Item 3: “Risk Factors” and the notes to our Consolidated Annual Financial Statements.

Effects on Our Results of Operations and Liquidity in Future Periods

The situation in Argentina remains highly volatile. Although there were macroeconomic improvements in Argentina during the last quarter of 2002, including slight wholesale price index deflation and increases in the value of the peso against the U.S. dollar, we continue to operate in a very difficult and volatile environment. In particular, we expect that the following circumstances may have a material effect on our results of operations in future periods:

•	the uncertainty generated by our need to roll over our and Telefónica Argentina’s current liabilities and to continue obtaining waivers from our respective creditors especially in light of the fact that we received no dividends in calendar year 2002 and we will not receive any dividends in 2003;

•	the necessity of refinancing our and Telefónica Argentina’s debt that will become due in 2004;

•	the outcome of the renegotiations by Telefónica Argentina of its tariffs with the Argentine government;

•	the outcome of the presidential elections and how the new government will regulate Telefónica Argentina’s tariffs; and

•	the macroeconomic situation in Argentina, including inflation, devaluation and unemployment.

In particular, our results of operations are very susceptible to changes in the peso/dollar exchange rate because our primary assets and revenues are denominated in pesos while substantially all of our liabilities are denominated in dollars.

In addition to these circumstances, changes in Argentina may have other unforeseen consequences that could negatively impact our results of operations and financial position. We cannot assure you that other laws that negatively affect our operations will not be introduced.

Inflation Accounting

As a result of the new inflationary environment in Argentina (there was an increase in the applicable index for restatement of financial statements (wholesale prices) of 121.2% in the period January through September 30, 2002) and the conditions created by the Public Emergency Law, the CPCECABA approved on March 6, 2002, Resolution Mesa Directiva (“MD”) No. 3/2002 applicable to financial statements for fiscal years or interim periods ending on or after March 31, 2002. Resolution MD No. 3/2002 required the reinstatement of inflation accounting in financial statements in accordance with the guidelines contained in Technical Resolution No. 6 with the changes recently incorporated by Technical Resolution No. 19 issued by the FACPCE and adopted by Resolution Consejo Directivo (“CD”) No. 262/01 of the CPCECABA. As a result of this change, all recorded amounts had to be restated by changes in the general purchasing power through August 31, 1995, as well as those arising between that date and December 31, 2001 be stated in currency as of December 31, 2001.

On July 16, 2002, the Argentine government issued Decree 1,269/02 repealing Decree 316/95, which instructed the CNV and other regulatory authorities to issue the necessary regulations for the delivery to such authorities of balance sheets or financial statements prepared in constant currency. On July 25, 2002, under Resolution No. 415/02, the CNV reinstated the requirement to submit financial statements in constant currency.

In accordance with the above, our financial statements for the fiscal years ended September 30, 2002, 2001 and 2000 have been prepared in constant pesos (restated according to the changes in the Argentine wholesale price index published by the INDEC) in compliance with the mentioned accounting standards and the regulations issued by the Argentine government and the CNV. Prior years financial statements presented herein were restated for comparative purposes for inflation of January to September 2002. See Note 2.3 to our Consolidated Annual Financial Statements.

Financial statements for prior years presented herein have been restated for comparative purposes to reflect inflation during the fiscal year ended September 30, 2002. On March 25, 2003, Decree 664/03 rescinded the requirement that financial statements be prepared in constant currency. On April 8, 2003 the CNV issued Resolution 441/03 discontinuing inflation accounting as of March 1, 2003.

According to accounting rules applied by Telefónica for purposes of its financial reporting, Argentina has not qualified during 2002 as a highly inflationary economy. Telefónica incorporates, for consolidation purposes, our balances without computing any inflation adjustments for the fiscal year ended December 31, 2002. In line with this, and for our own U.S. GAAP reconciliation, we have elected not to use the alternative of maintaining the 2002 inflation adjustment that the Securities and Exchange Commission permits for countries such as Argentina where local GAAP continues to require price-level adjustments. Therefore, we have included in our U.S. GAAP reconciliation an item eliminating the effect of the restatement computed under Argentine GAAP for inflation during the fiscal year ended September 30, 2002.

Corporate Reorganization

Following the Reorganization Transactions, Telefónica Argentina no longer holds any interest in Telefónica Comunicaciones Personales, Telefónica Data and TYSSA. Its equity interests in these former subsidiaries were spun off, thereby reducing its capital stock, and those subsidiaries were merged into certain companies indirectly controlled by Telefónica. See Item 4: “Information on the Company—Our History and Development—Our Reorganization”.

As it is our policy to present our interest in income (loss) from companies in which we have control or joint control and taking into account the effects of the Reorganization Transactions described in Item 4: “Information on the Company”, the income statements for the years ended September 30, 2002, 2001, 2000 and 1999, include:

•	the income (loss) from the businesses that were spun off, either from Telefónica Argentina, or from companies over which Telefónica Argentina exercised control or joint control until the spin-off in the line “Net income (loss) from spun-off businesses”;

•	the income (loss) from businesses merged into Telefónica Argentina belonging to companies in which Telefónica Argentina had control or joint control before the merger described in Item 4: “Information on the Company” for years prior to such merger, incorporated line-by-line; and

•	the income (loss) from the interests of Telefónica Argentina held in E-Commerce Latina S.A. in “Income (loss) from long-term investments” is not incorporated line by line because in our management’s opinion the income from this company is not material to our income (loss).

We have not applied this policy to balance sheet figures corresponding to 1999 and 1998 and income statement and cash flow figures for 1998. We present these figures as originally reported in previous annual reports on Form 20-F. See Notes 2.4, 2.10 and 4.2 to the Consolidated Annual Financial Statements.

Critical Accounting Policies

This operating financial review and prospects is based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in Argentina. The preparation of financial statements in accordance with generally accepted accounting principles requires our management to make estimates. Ultimate results could differ from those estimated if our estimates or assumptions used in these estimates do not actually occur.

We believe the following represents our critical accounting policies. Our accounting policies are more fully described in Notes 2, 8, 10 and 12 to our Consolidated Annual Financial Statements. The most critical accounting policies adopted in preparing the Consolidated Annual Financial Statements relate to:

•	the effect of the assumption that we will continue as a going concern on the valuation and classification of assets and liabilities;

•	the assumption that neither Telefónica Argentina nor we will default in the payment of its or our debt, with regard to the classification of consolidated noncurrent debt;

•	the appropriateness of depreciable lives for each category of fixed assets.

We believe that the accounting estimate related to the establishment of asset depreciable lives is a “critical accounting estimate” because: (1) it requires our management to make assumptions about technology evolution and competitive uses of assets, and (2) the impact of changes in these assumptions could be material to our financial position, as well as our results of operations. Management’s assumptions about technology and its future development require significant judgment because the timing and impacts of technology advances are difficult to predict.

•	the evaluation of the recoverability of the goodwill generated by our investment in Telefónica Argentina;

In June 2001, the Financial Accounting Standards Board (“FASB”) has issued Statement of Financial Accounting Standards (“SFAS”) 142 “Goodwill and Other Intangible Assets”. The provisions of SFAS 142 are required to be applied starting with the fiscal years beginning after December 15, 2001. SFAS 142 requires that only intangible assets with a finite useful life are amortized, and that intangible assets with indefinite useful lives and goodwill are not amortized, but be recognized at fair value and tested for impairment. We have adopted early SFAS 142 for the fiscal year ended September 30, 2002. The adoption of SFAS 142 as of January 1, 2002 did not have a material effect on our net losses or shareholders’ equity under U.S. GAAP.

•	the evaluation of fixed assets and finite life intangibles for impairment whenever indicators of impairment exist;

Argentine GAAP require that the recorded value of assets be evaluated for impairment against its recoverable value which for a long lived asset is generally defined as its economic use value.

Accounting standards require that, if an impairment indicator is present, we must assess whether the carrying amount of the asset is unrecoverable by estimating the sum of the future cash inflows less the future cash outflows is expected to be necessary to obtain those inflows expected to result from the asset, undiscounted and without interest charges. If the carrying amount is less than the recoverable amount, an impairment charge must be recognized, based on the fair value of the asset. We use the expected cash flows method for tariff projections. We believe that the accounting estimate related to asset impairment is a “critical accounting estimate” because: (1) it requires our management to make assumptions about future revenues (including different projections) and costs over the life of the asset; and (2) the impact of recognizing an impairment could be material to our financial position, as well as our results of operations. Management’s assumptions about future revenues require significant judgment because actual revenues have fluctuated in the past and may continue to do so especially due to the pending tariff renegotiation.

In estimating future revenues, we mainly use our internal business forecasts and additionally any current information we may have regarding changes in significant variables affecting such forecasts. We develop our forecasts based on recent revenue data for existing products and services, planned timing of new products and services, the timing of tariff increases and other industry and macroeconomic factors.

We have estimated based on current assumptions that the carrying amount of Telefónica Argentina’s fixed assets for the telecommunications business of Ps.5,709 million (amount calculated considering our ownership interest in Telefónica Argentina) and tax on minimum presumed income of Telefónica Argentina of Ps.24 million (amount calculated considering our ownership interest (64.83%) in Telefónica Argentina) as of September 30, 2002 under Argentine GAAP are fully recoverable under the provisions for valuation of long-lived assets, which is based on our current estimates of future cash flows within the scope of the Transfer Contract;

•	the recording of reserves for contingencies assessed as likely by our management, based on our estimates and the opinion of legal counsel (see Note 13 to the Consolidated Annual Financial Statements with respect to unreserved contingencies); and

•	the creation of allowances, amounting to Ps.388 million out of Ps.580 million for past due receivables, based on our estimates of possible future collection terms and conditions; and

•	we have made certain assumptions with respect to debt obligations, tax credits and accounts receivable with all levels of government in Argentina (federal, provincial and municipal governments and governmental agencies) that they will be honored (giving effect to timing of payment) either through collection or by delivery of alternative instruments, or by set off against taxes owed or future taxes payable. See Notes 2.4 and 15 to our Consolidated Annual Financial Statements. Note 15 describes the characteristics of the

Patriotic Bonds. Since January 2003, the bidding process for the Patriotic Bonds have begun, and to date the result of the bids has not had a negative impact on us.

The Most Critical Accounting Policies Adopted under U.S. GAAP Relate to:

with respect to U.S. GAAP reconciliation, we believe that the accounting estimate related to establishing U.S. GAAP tax valuation allowances is a “critical accounting estimate” because: (1) it requires our management to make assessments about the timing of future events, including the probability of expected future taxable income and available tax planning opportunities and the assessment of positive and negative evidence, and (2) the impact changes in actual performance versus these estimates could have on the realization of tax benefit as reported in our results of operations could be material. Management’s assumptions require significant judgment because actual performance has fluctuated in the past and may continue to do so as mentioned elsewhere.

The preparation of financial statements in conformity with Argentine GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during each year.

The financial statements include the effects derived from the economic and exchange regulations known as of the date of issuance of such financial statements. All the estimates made by our and Telefónica Argentina’s management have been calculated taking into account the above mentioned effects. The effects of additional economic regulations that could be implemented by the Argentine government will be considered in the financial statements when they become known by our management (see Note 22. to the Consolidated Annual Financial Statements).

Final results could differ materially from those we estimated. See Item 4: “Information on the Company—Business Overview—Regulatory Matters”.

New Accounting Pronouncements under U.S. GAAP

(1)	Accounting for Asset Retirement Obligations

In June 2001, the FSAB issued SFAS No. 143, “Accounting for Asset Retirement Obligations”. SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period for which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. An entity shall measure changes in the liability for an asset retirement obligation due to passage of time by applying an interest method of allocation to the amount of the liability at the beginning of the period. The interest rate used to measure that change shall be the credit-adjusted risk-free rate that existed when the liability was initially measured. That amount shall be recognized as an increase in the carrying amount of the liability and as an expense classified as an operating item in the statement of income. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002.

(2)	Accounting for Impairment and Disposal of Certain Assets

In August 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment and Disposal of Certain Assets”, which supercedes SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of”, and certain provisions of Accounting Principles Board Opinion No.

30, “Reporting Results of Operations — Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions”. SFAS No. 144 requires that long-lived assets to be disposed of by sale, including discontinued operations, be measured at the lower of the carrying amount or fair value less to cost to sell, whether reported in continuing operations or in discontinued operations. SFAS No. 144 also broadens the reporting requirements of discontinued operations to include all components of an entity that have operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity. The provisions of SFAS No. 144 are effective for fiscal years beginning after December 15, 2001.

(3)	Rescission of FASB Statements No. 4,44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections

In April 2002, the FASB issued SFAS No. 145, “Rescission of FASB Statements No. 4,44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections”. SFAS No. 145 rescinds SFAS No. 4 “Reporting Gains and Losses from Extinguishment of Debt”, SFAS No. 64, “Extinguishments of Debt made to Satisfy Sinking Fund Requirements”, and SFAS No. 44, “Accounting for Intangible Assets of Motor Carriers”. The statement also amends SFAS No. 13, “Accounting for Leases”, to eliminate certain inconsistencies within that statement. SFAS No. 145 also makes certain technical corrections or clarifications to other authoritative pronouncements. Certain provisions of SFAS No. 145 are effective for transactions occurring after or financial statements issued after May 15, 2002.

(4)	Accounting for Costs Associated with Exit or Disposal Activities

In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”. SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring)”. The provisions of this Statement are effective for exit or disposal activities that are initiated after December 31, 2002.

(5)	Accounting for Stock-Based Compensation

In December 2002, the FASB issued SFAS No. 148 “Accounting for Stock-Based Compensation — Transition and Disclosure — An Amendment of FSAB Statement No. 123”. SFAS No. 148 amends SFAS No. 123, “Accounting for Stock-Based Compensation”, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results.

(6)	Guarantor’s Accounting and Disclosure Requirements for Guarantees

In November 2002, the FASB issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”. Interpretation No. 45 elaborates on the existing disclosure requirements for most guarantees, including loan guarantees such as standby letters of credit. It also clarifies that at the time a company issues a guarantee, the company must recognize an initial liability for the fair value, or market value, of the obligations it assumes under that guarantee and must disclose that information in its interim and annual financial statements. The initial recognition and initial measurements of provisions of Interpretation No. 45 apply on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements in the Interpretation are effective for financial statements of interim or annual periods ending after December 15, 2002.

(7)	Consolidation of Variable Interest Entities

In January 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities”. Interpretation No. 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity’s activities or entitled to receive a majority of the entity’s residual returns or both. A company that consolidates a variable interest entity is called the primary beneficiary of that entity. The Interpretation No. 46 also requires disclosures about variable interest entities that the company is not required to consolidate but in which it has a significant variable interest. The consolidation requirements of Interpretation No. 46 apply immediately to variable interest entities created after January 31, 2003.

In the opinion of our management the adoption of provisions of the rules described in (1) to (7) will not have a material effect on net income or shareholder equity under U.S. GAAP.

New Accounting Pronouncement under Argentine GAAP

Note 2.9 of the Consolidated Annual Financial Statements refers to changes to Argentine GAAP that will be in effect as from the next fiscal year. Implementation of the new rules will imply the adoption, for Argentine GAAP purposes, of certain principles that are also in accordance with U.S. GAAP and currently result in reconciling items or additional disclosures. The effect under Argentine GAAP of the adoption of the new rules, considering the modifications introduced by the CNV in its recent adoption as ruled on January 14, 2003, is currently under analysis by our management and could result in a material effect on the consolidated financial statements under Argentine GAAP for the next fiscal year.

A.    Operating Results.

Comparison of Results of Operations for the Years Ended September 30, 2002, 2001 and 2000

General Considerations

All references made below to 2002, 2001 and 2000 are to our fiscal years ended September 30, 2002, 2001 and 2000. The following discussion is based on the inflation restated amounts included in the Consolidated Annual Financial Statements (in constant pesos as of September 30, 2002). Such amounts have been also restated in accordance with Argentine GAAP to reflect the impact of the Reorganization Transactions. See Item 3: “Key Information—Selected Financial Data”. For a discussion of the manner in which Telefónica Argentina charges its customers for the different services, see Item 4: “Information on the Company—Business Overview”.

Statistical Data

The following table provides basic information relating to the development of our domestic telephone system.

	Operating Data as of
	September 30, 2002	September 30, 2001	September 30, 2000
Lines installed	4,887,803	4,851,308	4,669,189
Lines in service	4,422,895	4,521,414	4,258,924
Lines in service per 100 (Southern Region)	24.4	24.4	24.4
Lines in service per employee	480.0	467.1	426.6
Percentage of lines connected to digital exchanges	100%	100%	100%
Public telephones installed	103,529	122,063	114,037

Net Revenues

Total net revenues were Ps.3,885 million in 2002, a 37% or Ps.2,311 million decrease from Ps.6,196 million in 2001. Net revenues decreased by 5% or Ps.346 million in 2001 from Ps.6,542 million in 2000. Our net revenues were affected by the pesification and freezing of Telefónica Argentina’s tariffs.

Operating revenues presented by category of services in this Annual Report are derived from our accounting records, certain reports from our billing systems and certain estimates made by our management. This breakdown is not included in our Consolidated Annual Financial Statements.

The following table shows operating revenues in millions of constant pesos as of September 30, 2002 by category of services for the year ended September 30, 2002, 2001 and 2000, net of any intercompany transactions.

	September 30, 2002	September 30, 2001	September 30, 2000
	(in millions of constant pesos as of September 30, 2002)
Basic Telephone Service
Measured service	1,179	1,809	2,108
Monthly basic charges(1)	1,048	1,502	1,546
Special services	456	661	564
Installation charges	62	124	162
Public phones	285	498	533
Access charges	332	689	665
International long-distance service	146	314	416
Telephone equipment	35	184	124
Publishing of telephone directories	60	119	168
Other	282	296	256

Total	3,885	6,196	6,542

(1)	Includes monthly basic charges and charges for supplemental services.

Basic Telephone Service

Measured Service

Measured service includes revenues that are collected from local and domestic long-distance calls made by its customers to other of its customers over its network. Measured service also includes revenues that are collected from local and long-distance calls made by its customers to customers of other operators that are routed over its network as well as through other operators’ networks. In the case of the latter, Telefónica Argentina bills and collects payments from its customers for the call, which Telefónica Argentina recognizes as revenues, but pays other operators for the cost of using their networks. See below “—Cost of Services Provided, Administrative Expenses and Selling Expenses” and “—Fees and Payments for Services”.

Measured service decreased by 34.8% to Ps.1,179 million in 2002 from Ps.1,809 million in 2001. Measured service also decreased by 14.2% in 2001 from Ps.2,108 million in 2000. In 2002, the decrease was due principally to: (1) a decrease in rates measured in real terms by approximately 28% as a result of the pesification and freezing of the rates at a rate per telephone pulse of Ps.0.0469 in both 2002 and 2001 in a highly inflationary environment, partially offset by an average decrease in commercial and low consumption discounts in 2002 compared to 2001; and (2) a decrease in average local and domestic long-distance traffic per line by 15.3% as a result of the recession; (3) a decrease in the average number of billable lines of measured service by 10%. See Item 4: “Information on the Company—Business Overview—Competition—Domestic Long-Distance Service”.

In 2001, the decline in revenues from measured service was principally due to: (1) the introduction of new discount plans for domestic long-distance calls for certain customer segments and time of the call; (2) a 5.5% decrease in the effective rates for certain local and domestic long-distance service segments applied since March 2000; (3) a 10.6% decrease in the average number of billable domestic long-distance lines partly as a result of the presubscription losses to competitors; and (4) a 7.5% decrease in the average number of billable local lines, which in part became “prepaid lines”, thus increasing revenues from special services.

Monthly Basic Charges

Monthly basic charges, which include the monthly basic charges of measured service lines and prepaid lines, decreased by 30.2% to Ps.1,048 million in 2002 from Ps.1,502 million in 2001 and decreased by 2.8% in 2001 from Ps.1,546 million in 2000. In 2002, the decrease was mainly due to a rate reduction in real terms of close to 28% as a result of the effect of the pesification and freezing of the tariffs in a highly inflationary environment, partially offset by a reduction in discounts granted to customers. In addition, there were increases in the number of customers who were disconnected in 2002, mainly for non-payment. In 2001, the decrease was principally due to discounts granted and a decrease in effective rates. These discounts, which were applied since March 2000, include a 19.5% discount to certain commercial and government sector customers.

Special Services

Special services include:

•	supplementary services (for example, call waiting and call forwarding) provided through digital switches and telephones;

•	special services for companies (for example, digital links between customers and digital trunk access);

•	internet access including ADSL;

•	other services such as calling cards, toll-free calling, voice messaging and collect calling; and

•	beginning in the 2001 fiscal year, prepaid cards.

Special services decreased by 31.0% to Ps.456 million in 2002 from Ps.661 million in 2001 and increased by 17.2% to Ps.661 million in 2001 from Ps.564 million in 2000. The changes in 2002 were principally due to a drop in prices in real terms that have affected the digital trunk access, collect call charges, prepaid cards and internet access and traffic services. Rates paid by customers for most of these services were pesified as a result of the Public Emergency Law but as they are not regulated tariffs, they were not frozen. Internet traffic with internet access decreased approximately 22.8% to 5,717 million minutes in 2002 from 7,407 million minutes in 2001 and increased approximately 37.8% from 5,314 million in 2000. Furthermore, during 2002 there was an increase of 8% in consumption from the sale of prepaid cards that did not fully compensate the rate reduction in real terms. The changes in 2001 were principally caused by increases in revenues from internet usage in 2001 as compared to the previous fiscal year. Internet traffic increased 37.2% to 7,407 million minutes in 2001 from 5,314 million in 2000. Additionally, in 2001 the use of prepaid calling cards increased. Such growth was offset by a decline in digital trunk access services mainly due to the granting of greater commercial discounts on basic rates and metered services.

Installation Charges

Revenues from installation charges, which consist primarily of fees for installation of new phone lines, decreased by 50.0% to Ps.62 million in 2002 from Ps.124 million in 2001 and decreased by 23.5% from Ps.162 million in 2000. The change was principally due to a decrease in the number of basic telephone lines installed during 2002 as compared to 2001, a decrease in prices in real terms considering the pesification and freezing of Telefónica Argentina’s tariffs. In 2001, the decrease was principally due to a decrease of 15.8% in the number of basic telephone lines installed during 2001 and a decrease of 8.1% in the average installation price per line.

Public Phones

Revenues for public phones decreased by 42.8% to Ps.285 million in 2002 from Ps.498 million in 2001 and decreased by 6.6% from Ps.533 million in 2000. In 2002, the decrease was mainly due to: (1) a drop in prices in real terms partially offset by lower commissions paid; (2) lower traffic from pay phones operated by third parties of approximately 14%; (3) a reduction of 13% in the number of semi-public lines installed; and (4) a decrease by 9% and 15% in public telephones installed and traffic, respectively. In 2001, the decrease was due to increased commercial discounts granted to third-party operators of pay phones and a 14% decrease in average pay phone traffic. The decrease was partially offset by an increase in the average number of pay phones operated by third parties of 28.2% from 26,942 lines in 2000 to 34,525 lines in 2001 and in semi-public lines installed of 2.5%.

Access Charges

Access charges decreased by 51.8% to Ps.332 million in 2002 from Ps.689 million in 2001 and increased by 3.6% from Ps.665 million in 2000. In 2002, the variation was mainly due to: (i) a decrease in rates in real terms as a result of inflation, the price cap and the pesification of these charges and (ii) a decrease in the consumption of interconnection services by cellular telephone and long-distance operators. In 2001, the change was principally due to an increase of consumption from interconnection with mobile and public phone operators. Additionally, revenues from cellular interconnection increased in 2001 due to new agreements, PCS services and to accessing of the network by value-added service providers such as ISP providers. This increase was partially offset by applying, as of March 2001, the 3% semiannual reduction in interconnection rates pursuant to Decree No. 764/00.

International Long-Distance Service

Our amount of operating revenues from international long-distance service depend on the volume of traffic, the rates charged to our customers, charges to the other Argentine telecommunications providers that place international calls through our international network, and the agreed rates charged among foreign telecommunications carriers and correspondents. Payments between carriers are usually made on a net settlement basis. The contribution of net settlements from foreign telecommunications carriers to our total revenues from international services declined by approximately 17% and 16% for fiscal years ended 2002 and 2001, respectively. The contribution of net settlements from foreign telecommunications carriers to our total revenues from international services represented approximately 1% of those revenues in fiscal year 2000.

International long-distance service revenues decreased 53.5% to Ps.146 million in 2002 from Ps.314 million in 2001 and decreased in 2001 by 24.5% from Ps.416 million in 2000. These revenues include gross revenues charged to Telefónica Argentina customers net of the cost of termination charges since we account for them on a net settlement basis. This change in 2002 was mainly due to a reduction of rates in real terms, partially offset by a decrease in discounts granted. The impact of the pesification and freezing of Telefónica Argentina’s tariffs and the devaluation of the peso raised the cost in pesos of termination charges to foreign carriers, which are in U.S. dollars. Likewise, there was a reduction in incoming and outgoing traffic with other international operators of approximately 28% and 1%, respectively. The decline in outgoing traffic was primarily a result of the recession. In 2001, the changes were principally due to the decrease in average rates and commercial discounts granted to customers through new plans offered since the deregulation.

Telephone Equipment

Telephone equipment revenues decreased by 81.0% to Ps.35 million in 2002 from Ps.184 million and increased by 48.4% in 2001 from Ps.124 million in 2000. In 2002, the change was due to a significant reduction of sales and sale prices in real terms. As a result of the ongoing recession, we have de-emphasized this market segment. In 2001, the change was due to a progressive increase in sales through Teleshops and other showrooms and to the new products offered in the second half of fiscal year 2000.

Publishing of Telephone Directories/Yellow Pages

Publishing of telephone directories, which Telefónica Argentina conducts through its wholly owned subsidiary, Telinver, decreased by 49.6% to Ps.60 million in 2002 from Ps.119 million in 2001 and decreased by 29.2% in 2001 from Ps.168 million in 2000. Revenues from the publishing of telephone directories consist primarily of advertising sales. The decrease in 2002 was mainly as a result of the decline in prices in real terms, to the rescheduling of the distribution of certain directories which had been issued in 2001 but not in 2002 and a decrease in the number of advertisements of approximately 25%. The decrease in 2001 was due to (1) the effective rescheduling of the distribution of directories in certain areas in 2001, mainly within the cities of Buenos Aires, Mar del Plata, Chubut, San Juan and Río Negro, in an amount of Ps.39 million and (2) a decrease in advertising sales in an amount of Ps.7 million.

Other Revenues

Other revenues decreased by 4.7% to Ps.282 million in 2002 from Ps.296 million in 2001. This variation was mainly due to a reduction in revenues from direct lines of Ps.35 million as a result of lower rates in real terms, a decrease in services provided to related companies of Ps.160 million, and a decrease in retail sales of Ps.94 million. Other revenues increased 15.6% to Ps.296 million in 2001 from Ps.256 million in 2000. This variation was primarily due to an increase in services to related companies of Ps.21.5 million and an increase in retail sales of Ps.55 million.

Cost of Services Provided, Administrative and Selling Expenses

Cost of services provided, administrative and selling expenses decreased by 19.5% to Ps.3,803 million in 2002 from Ps.4,724 million in 2001 and decreased by 1.3% from Ps.4,784 million in 2000. Costs of services provided, administrative and selling expenses, excluding depreciation and amortization of Ps.1,472 million and Ps.1,395 million, amounted to Ps.2,331 million in 2002 and Ps.3,329 million in 2001, representing a decrease of 30%. In 2002, we made a concerted effort to reduce our expenses in line with our reduced revenues.

The following table shows the breakdown of expenses for the years ended September 30, 2002, 2001 and 2000, net of intercompany transactions. The amounts as of September 30, 2001 and 2000 have been restated in constant pesos as of December 31, 2002.

	Fiscal Year Ended September 30, 2002	Fiscal Year Ended September 30, 2001	Fiscal Year Ended September 30, 2000
	In millions of constant pesos as of September 30, 2002
Salaries, social security taxes and other personnel expenses	550	802	889
Depreciation and amortization(1)	1,472	1,395	1,588
Fees and payments for services	759	1,244	1,258
Material consumption and other expenses	104	132	117
Management fee	148	272	327
Allowance for doubtful accounts	475	382	221
Equipment sales cost(2)	46	174	108
Other	249	323	276

Total	3,803	4,724	4,784

(1)	Excluding the portion corresponding to financial expenses.

Salaries, Social Security Taxes and Other Personnel Expenses

Salaries and social security taxes decreased by 31.4% to Ps.550 million in 2002 from Ps.802 million in 2001 and decreased by 9.8% in 2001 from Ps.889 million in 2000. In 2002, the variation was mainly due to: (i) a drop in real terms in salaries during 2002 as compared to 2001 and excluding Telinver (ii) a personnel reduction in Telefónica Argentina from 9,680 in 2001 to 9,207 in 2002 because of the reaching of the end of their useful life. In 2001, the variation was mainly due a personnel reduction at Telefónica Argentina from 9,984 in 2000 to 9,680 in 2001, in part as a consequence of the outsourcing agreement signed with IBM.

Depreciation and Amortization

Total depreciation and amortization (excluding the portion corresponding to financial expenses) increased by 5.5% to Ps.1,472 million in 2002 from Ps.1,395 in 2001 and decreased by 12.2% in 2001 from Ps.1,588 million in 2000. There was no material change in depreciation and amortization in real terms because of the effect of the restatement of our assets for inflation. In 2002, the change was principally due to the amortization of the net book value of goodwill related to Telefónica Argentina internet business and to the completion of works in progress after September 30, 2001, the depreciation of which started as of such date, which increase was almost fully offset by the amortization of the intangible assets that resulted from the acquisition of 51% of Telefónica’s common stock in November 1990 and organization and operating expenses, which were amortized over a ten-year period by the straight line method were totally amortized during the quarter ended December 31, 2000. In 2001, the change was principally due to those fixed assets fully depreciated in 2000 because of the reaching of the end of their useful life and to the sale of fixed assets to IBM.

Fees and Payments for Services

Fees and payments for services decreased by 39.0% to Ps.759 million in 2002 from Ps.1,244 million in 2001 and decreased by 1.1% in 2001 from Ps.1,258 million in 2000. In 2002, the variation was basically generated by a reduction in service costs in real terms and a decrease in the use of these services due to Argentina’s economic crisis. In 2002, Telefónica Argentina experienced:

•	declines in advisory and consulting expenses by Ps.80 million, services related to information systems by Ps.80 million, sales commissions by Ps.51 million, costs related to affiliated companies by Ps.59 million and temporary personnel costs by Ps.8 million;

•	decreases in interconnection charges with other operators by Ps.119 million due to a decrease of consumption and tariffs (in real terms) and a decrease in access costs in the northern region for Ps.23 million;

•	expenses related to building renovation incurred during 2001 by Ps.33 million and other network maintenance costs for Ps.40 million;

•	elimination in 2002 of the reduction in social security tax (UIT);

•	decreases in advertising expenses of Ps.174 million mainly related to the completion of certain advertising campaigns carried out mainly in 2001; and

•	traveling, safety and communications expenses by Ps.28 million.

In 2001, the variation was mainly due to:

•	increases in service fees related to information systems including the costs related to outsourcing operations and maintenance of certain information technology systems infrastructure in the amount of Ps.73 million, which costs were partially offset by a decrease in hardware and software maintenance charges;

•	a Ps.35 million increase in advertising expenses; and

•	Ps.9 million increase in consulting and advisory services during 2001.

These increases were offset by a Ps.48 million decrease in interconnection charges with other operators due to the price cap established by Decree 764/00 and a Ps.19 million decrease in maintenance charges and building renovation primarily related to expansion into the northern area of Argentina during the prior year.

The principal components of labor costs were basic wages, overtime and fringe benefits. We also incurred certain other related costs, including contributions made to the national pension plan, health plans, family allowances and additional pension contributions and life insurance premiums for employees covered by collective bargaining agreements. Most of these contributions are mandated by law.

Material Consumption and Other

Material consumption and other decreased Ps.28 million to Ps.104 million in 2002 from Ps.132 million in 2001 and increased Ps.15 million in 2001 from Ps.117 million in 2000. This variation in 2002 is primarily the result of lower consumption of certain materials resulting from the decrease in business activity. The increase in 2001 was principally due to an allowance for impairment and slower turnover in the amount of Ps.15 million.

Management Fee

The decrease in the management fee of 45.6% to Ps.148 million in 2002 from Ps.272 million in 2001 was mainly due to the decrease in real terms in the operating income before amortization and depreciation of Ps.1,554 in

2002 from Ps.2,867 in 2001. The decrease of 16.8% to Ps.272 million in 2001 from Ps.327 million in 2000 was mainly due to the decrease in the operating income before amortization and depreciation of Ps.2,857 million in 2001 from Ps.3,347 million in 2000. See Item 4: “Information on the Company—Business Overview—Management Fee” for a description of the management fee.

Allowance for Doubtful Accounts

The charge to the allowance for doubtful accounts increased 24.3% to Ps.475 million in 2002 from Ps.382 million in 2001 and increased by 72.9% in 2001 from Ps.221 million in 2000. The charge in 2002 was 12.2% in terms of allowance for doubtful accounts over net revenues, equivalent to 96.8% increase compared to 2001. The relative increase was due to a larger allowance for overdue accounts in fiscal year 2002, as certain customer categories were particularly affected by the economic crisis in the country. In 2001, the variation was caused by the changes in the amount and aging of past due receivables in each year.

Equipment Sales Cost

Sales costs primarily related to the equipment sold decreased by 73.6% to Ps.46 million in 2002 from Ps.174 million in 2001 and increased by 61.1% in 2001 from Ps.108 million in 2000. In 2002, the decreased cost of sales results mainly from the decrease in equipment and telephone accessories sold. In 2001, the change was due to a progressive increase in sales through Teleshops and Showrooms and to the introduction of new products in the second half of year 2000.

Other

The charge to income of other operating costs decreased by 22.9% to Ps.249 million in 2002 from Ps.323 million in 2001 and increased by 17.0% from Ps.276 million in 2000. In 2002, the variation was mainly due to the decrease in costs in real terms, particularly in: (1) taxes by Ps.48 million, (2) transportation costs by Ps.18 million, (3) commissions by Ps.22 million, (4) allowance for low inventory-turnover by Ps.24 million, since it was booked in 2001 and (5) insurance by Ps.8 million. These effects were offset by the charge of tax on checking accounts credits and debits beginning in 2001, which was presented under unusual items in 2001 and was presented in operating costs (administrative expenses) in 2002.

In 2001, the variation was mainly due to: (1) an increase in the allowance for slow inventory turnover (since it was booked in 2001) related to works in progress discontinued in 2000; (2) transportation cost; (3) taxes; (4) bank commissions and (5) insurance. These effects were offset by the charge of tax on checking accounts credits and debits since in 2001, it was disclosed under unusual items and in 2002 is disclosed in operating costs (administrative expenses).

Other Expenses, Net

Other expenses, net decreased to Ps.155 million in 2002 from Ps.250 million in 2001, and from Ps.331 million in 2000. The decrease in 2002 is mainly due to a decrease in charges in real terms. Most of the variation is due to employee termination costs of Ps.85 million and a decrease in fixed assets retirements by Ps.4 million. In addition, the charges for contingencies in 2002 increased by Ps.12 million. In 2001, the variation was mainly due to: (1) a decrease in the net book value of fixed assets retired related to works in process discontinued in the year ended September 30, 2002 of Ps.29 million, (2) the write-off of the investments in Intelsat and Inmarsat in 2000 of Ps.27 million and (3) the charge in 2000 of the amounts payable for the agreement of extraordinary contribution to the Compensatory Fund. These charges were partially offset by an increase in allowance for contingencies of Ps.40 million in 2001.

Financial Gains and Losses

Consolidated gross capitalized interest and exchange difference totaled Ps.41 million including Ps.29 million corresponding to capitalization of exchange differences in 2002, Ps.89 million in 2001 and Ps.117 million in 2000. In 2002, financial losses on assets were Ps.754 million in 2002 compared to a loss of Ps.106 million in 2001 compared to a gain of Ps.208 million in 2000. There were financial losses on liabilities of Ps.3,341 million in 2002,

Ps.482 million in 2001 and Ps.504 million in 2000. In 2002, the variation was mainly due to the impact of the devaluation of the peso on the net monetary position in foreign currency, which, net of the result from the monetary gain/loss, amounted to a loss of Ps.3,440 million. In addition, the increase in the amount of interest from higher interest rates and the rate of exchange, in those cases in which interest was payable in a foreign currency, led to an increased loss of Ps.178 million, net of monetary gain/loss and a loss from the exposure to inflation of monetary assets and liabilities in pesos of Ps.95 million. The change in 2001 was mainly due to the increase in our financial debt compared to the previous fiscal year.

(Loss)/Income Before Income Tax and Net (Loss)/Income from Spun-off Businesses

(Loss)/income before income tax and before net (loss)/income from spun off businesses was a loss of Ps.4,176 million in 2002 compared to income of Ps.615 million in 2001, which was a decrease of 45.2% from Ps.1,122 million in 2000. In 2002, the decrease was mainly due to the increase by Ps.3,507 million of the net financial loss due mainly to the devaluation of the peso and the net effect of the adjustment for inflation.

Net (Loss)/Income

We had a net loss from continuing operations of Ps.2,888 million in 2002, net loss of Ps.3 million in 2001 and net income of Ps.303 million in 2000, and a net (loss)/income of Ps.46 million in 2001 and Ps.2 million in 2000 and a loss of Ps.2,888 million in 2002, a net loss of Ps.49 million in 2001 and a net income of Ps.301 million in 2000.

Taxes

Income Tax and Minimum Presumed Income Tax:  When there is taxable income, we calculate the income tax charge by applying the legally stipulated tax rate to the taxable income for the year. We do not consider the effect of temporary differences between net income and taxable income for calculating income tax. See Notes 2.6.h and 18 to the Consolidated Annual Financial Statements.

During 1999, Law No. 25,063 provided for the creation of a minimum presumed income tax that will be in effect for ten fiscal years. This tax is supplementary to income tax, because while the latter is levied on the year’s taxable income, minimum presumed income tax is a tax floor, calculated on the potential income from certain productive assets at a rate of 1% of the value of those assets as of the end of each fiscal year so that our tax liability will be the higher of these two taxes. However, should minimum presumed income tax be higher than income tax in any given fiscal year, the excess may be considered as a prepayment on account of any excess of income tax over minimum presumed income tax that may arise in any of the ten subsequent fiscal years.

Tax on Interest and Financial Cost of Corporate Indebtedness:  This tax applies at a 15% rate to interest and other financial expenses paid by the companies residing in Argentina as a result of loans granted by financial institutions under Law No. 21,526 or corporate bonds that are exempted under Law No. 23,576 and held by individuals or legal entities residing abroad or individuals residing in Argentina. As of December 12, 2000, Law No. 25,360 reduced the tax rate to 10% for the period January 1, 2001 through June 30, 2001 and to 8% from July 1, 2001, while Law No. 25,402 (published in the Official Gazette of January 12, 2001) reduced the tax rate to 6% for the period October 1, 2001, through December 31, 2001, to 4% for the period January 1, 2002 through March 31, 2002, and to 2% for the period April 1, 2002 through June 30, 2002. This tax was abrogated as from July 1, 2002 according to Law No. 25,402. This tax is deductible for income tax purposes.

Value-Added Tax:  VAT does not have a direct impact on the results of operations of Telefónica Argentina. VAT rates on revenues are 21%, 27%, 40.5% and 44.1%, depending on the type and tax situation of the customer. The weighted average rate for current customers is between 24% and 26% of revenues. Since April 10, 1995, banks have been required to withhold, on behalf of the Argentine government, 8% of revenues on the bills they collect on behalf of Telefónica Argentina. The VAT actually deposited by Telefónica Argentina is the net amount resulting from the amount billed to customers minus the sum of the amounts withheld by banks and the amounts charged to Telefónica Argentina by its suppliers in connection with the purchase of goods and services.

Law No. 25,360 allows VAT credits generated by capital assets, depreciable assets or real property acquired after November 1, 2000 will be offset against other national taxes except social security, or their reimbursement to be requested, provided that such credits cannot be offset against VAT obligations arising out of business activities during a year, and on condition that the property of reference is still part of the taxpayer’s assets. Decree No. 493/01 established a 50% reduction of the capital goods VAT rate, and at the same time revoked certain exemptions (leasing of commercial real property and others). Law No. 25,717 suspended the possibility of compensation or reimbursement for such VAT credits effective January 10, 2003.

Tax on Bank Checking Account Transactions:  Law No. 25,413, a tax on bank checking account transactions, added a new tax of up to 0.6% on certain bank checking account debits and credits. The Argentine government was in charge of setting the definitive tax rate within the range authorized by Congress. The rate was set at 0.25% by Decree No. 380/2001 as of April 1, 2001, and it was subsequently increased to 0.4% by Decree No. 503, in force as of May 3, 2001. As of that date, 37.5% of this tax may be computed as payment on account of income tax, value-added tax, or tax on minimum presumed income. On July 31, 2001, Law No. 25,453 became effective. This law repealed certain exemptions and authorized this tax to be computed as payment on account of social security contributions (as well as toward the above-mentioned taxes). The Argentine government, through Decree No. 969/01, raised the tax rate to the maximum value allowed by law, and provided that 58% of the tax may be computed as payment on account of other taxes. Both would be effective as of August 1, 2001.

Subsequently, Decree No. 1676/01, published in the Official Bulletin on December 20, 2001, reduced the computable tax to 10% effective as of January 1, 2002 and limited our computation on value-added and income tax. Finally, Presidential Decree No. 315/02 published on February 18, 2002 eliminated the 10% computation mentioned above.

Effective January 8, 2003, Law No. 25,722 extended the application of this tax through December 31, 2004.

Other Taxes:  The tax assessed on Telefónica Argentina to finance the activities of the Regulatory Authority is levied on total monthly revenues from the provision of telecommunications services, net of any applicable tax on the revenues. Amounts paid to other service providers for access charges are deductible as soon as such service provider pays the tax.

Decree No. 764/2000 approved the Rules for Universal Service which provide a subsidy mechanism for certain customer categories and zones considered of relatively high-cost for rendering basic telephone service, financed with a special contribution called “investment contribution commitment” of 1% of the revenues obtained from rendering the telecommunications services, net of any applicable tax. This tax is already accruing but the mechanism for receiving the tax amounts by the government and the assigning subsidies has not yet been implemented.

A “radioelectric rate” is also paid to the Regulatory Authority by Telefónica Argentina every four months in relation to radioelectric stations. Telefónica Argentina and we also pay provincial stamp taxes and other provincial and municipal taxes.

Tax Reform

Under Act 25,717, the effectiveness of this provision as relating to tax credits accruing on or after January 1, 2003 has been suspended until December 31, 2003.

Law No. 25,453, which became effective on July 31, 2001, granted the Argentine government the power to amend all aspects of the law necessary for adopting the criteria that determine when tax becomes due and payable (collection of billed amounts, including the tax payable thereon). As of the date of issuance of this Annual Report, the Argentine government has not used the granted powers.

Decree 263/02 amended Law No. 24,760 regulates invoices covering a credit sale which the debtor has acknowledged, which can be used by small and medium-sized companies as a security for bank credits (“Factura de Crédito”) and, effective May 1, 2002, included as a requirement for the computation of the tax credit that the seller, lessor, or service provider should issue the Factura de Crédito, when required to do so, and such invoice should be accepted by the buyer, lessee, or service beneficiary, or replaced by some of the payment methods provided by the same law. Administración Federal de Ingresos Públicos (Argentine Public Revenue Administration or “AFIP”) General Resolution No. 1,255, also effective May 1, 2002, regulated the system and established as a requirement for the computation of tax credits in agreed-upon cash payment transactions, payment within 15 calendar days of the earlier of delivery or completion of service or issuance of the invoice, or had a Factura de Crédito been issued, accounting for the receipt of the Factura de Crédito until the last business day of the month following delivery or completion of service.

These regulations were subsequently modified by Decree No. 1002/02 and General Resolution AFIP No. 1303 respectively, both of which became effective on July 1, 2002, making the regulations optional for companies with annual sales in excess of a certain amount; extending to 30 days the term to accept or replace the Factura de Crédito; clarifying the conditions for claiming fiscal credits; setting at Ps.500 the amount per transaction above for which the issuance of a Factura de Crédito is mandatory; and eliminating certain formalities, among other changes.

Social Security Contributions

As of July 1, 2001, Decree No. 814/01 increased to 16% the social security contributions related to the following subsystems: retirement, family allowance, employment fund and healthcare organization for retirees and pensioners. Contributions related to the healthcare organizations system were kept at 5%. At the same time, it provided that a percentage of such contributions, which varies depending on the geographic area where the payroll-employee work is performed, be calculated as a VAT credit. The net effect of both measures is zero with respect to the tariffs of Telefónica Argentina effective through September 30, 2001.

Law No. 25,453 raised, from August 1, 2001, the above rate from 16% to 20% for companies in the commercial and services sector.

Section 80 of Law No. 25,565 increased statutorily mandatory contributions to health plans from 5% to 6% and the unified contribution created by Decree No. 814/01 from 16% to 17% or from 20% to 21%, as appropriate, intended for the INSSJP (National Institute of Social Services for Retirees & Death and Disability Pension Beneficiaries).

Effective July 1, 2002, Decree No. 1273/01 established the payment of a non-remuneratory monthly amount of Ps.100 for employees covered by collective labor agreements, stipulating that such payment is subject to welfare fund and INSSJP deductions and contributions.

By Decree No. 2641/02, the Argentine government established a Ps.130 non-wage benefit, payable monthly, in substitution of the amount described above and otherwise identical to it, to be paid between January 1 and February 28, 2003, and a similar Ps.150 monthly payment to be made between March 1 and June 30, 2003.

Law No. 25,723, effective January 17, 2003, introduced changes to certain provisions of Decree No. 814/01 that are applicable to January 2003 employer contributions paid on or after February 1, 2003, reducing by 1.5% the available value-added tax credit on social security contributions and food vouchers. This change does not apply in geographical areas where the tax credit was over 7% before the amendment.

Following this amendment, value-added tax credits are no longer available on contributions made in respect of employees in the City of Buenos Aires and Greater Buenos Aires, while those for employees throughout the rest of the province of Buenos Aires and most of Argentina have been reduced by 1.5%, thus increasing net contributions.

Decree No. 1387/01 established that contributions—other than those due to the healthcare organization system and workers’ compensation system premiums—will be fully computable as a VAT credit as of April 1, 2003. Such compensation was eliminated by Decree 766/03 of April 2, 2003 for most companies, including Telefónica Argentina.

Turnover Tax

The rate of the tax on gross revenues depends on the jurisdiction in which revenue is generated and ranges from 2% to 6%. Operating revenues of Telefónica Argentina are shown net of turnover tax in its financial statements. Pursuant to Resolution No. 2,345/94, the National Telecommunications Commission required us, based on clause 16.9.3 of the Transfer Contract, to transfer to users the turnover tax rate reduction enforced by the City of Buenos Aires effective 1991.

While Telefónica Argentina met the requirement contained in the resolution by depositing in a special bank account Ps.5.2 million relating to amounts purportedly collected in excess and applying the required rate reduction, Telefónica Argentina also filed a motion for reconsideration and an appeal in the alternative against that resolution. The National Telecommunications Commission refused the remedy Telefónica Argentina sought in Resolution No. 1,513/95, as did the Ministry of Economy through Resolution No. 139/96, of which Telefónica Argentina was formally notified on January 30, 1996. On February 14, 1996, the National Telecommunications Commission issued Resolution No. 86/96, which provided that, in the first billing falling due on or after April 1, 1996, Telefónica Argentina should refund to owners of telephone lines in the City of Buenos Aires approximately Ps.8.0 million in principal and Ps.17.5 million in interest. While Telefónica Argentina has complied with the requirement, Telefónica Argentina disputed the procedure that the National Telecommunications Commission used to calculate the refundable capital and interest by filing (1) a motion for reconsideration and (2) an Ancillary Appeal, requesting that Resolution No. 86/96 be revoked. The National Communications Commission replied to the formal notice attaching a certified copy of National Communications Commission Resolution No. 84/99, which dismissed the request for reconsideration. A court considering our constitutional protection action then dismissed Telefónica Argentina’s suit and ruled that it bears court and legal costs. Subsequently, through Resolution No. 4,583/99, the Secretary of Communications dismissed the Ancillary Appeal against Resolution No. 86/96. In response, Telefónica Argentina then filed a motion for reconsideration against Resolution No. 4,583/99. On October 9, 2001, the Infrastructure Ministry refused the motion for reconsideration.

Province of Buenos Aires Turnover Tax

Law No. 12,727 of the Province of Buenos Aires increased the turnover tax rate by 30% as of July 1, 2001 for taxpayers who in 2000 paid more than Ps.200,000 of such tax. In the case of telephone service, this means raising the rate for the Buenos Aires Province to 4.55% from 3.5%.

The above rate was passed on by Telefónica Argentina through the tariffs applied to customers receiving service in the Province of Buenos Aires, under the tax stability rules of the regulatory framework.

The extension of the emergency increase into fiscal year 2002 has been declared by the Revenue Bureau for the Province of Buenos Aires. Tax legislation for 2003 has excluded telephone services from the scope of application of this incremental emergency rate (which would have brought the tax rate up to 4.55%) but simultaneously increased the tax rate to 4.60%.

Modification of Argentine GAAP

Effective December 8, 2000, the Governing Board of FACPCE approved Technical Resolutions 16, 17, 18, and 19 introducing changes in Argentina GAAP relating to valuation and disclosure. On December 21, 2001, these resolutions were adopted, with certain amendments, by CPCECABA to become mandatory for the preparation of financial statements covering fiscal years beginning on or after July 1, 2002. In addition, on April 5, 2002, the FACPCE Governing Board issued Technical Resolution No. 20, “Derivative financial instruments and hedging transactions”, which was subsequently adopted by CPCECABA on October 30, 2002, again with certain amendments. The provisions contained in this resolution are applicable beginning January 1, 2003.

These new rules were approved, with certain amendments, by the CNV in Resolution 434/03 dated January 14, 2003, to be applied to the preparation of financial statements for years commencing on or after January 1, 2003. The CNV resolution allows for anticipated adoption of those rules.

These changes, as they apply to us or Telefónica Argentina, primarily require that:

•	certain receivables and payables be booked at a discounted value;

•	derivative instruments be booked at their fair value;

•	preferred stock, subject to certain conditions, is classified as a liability;

•	the mandatory adoption of the deferred tax method be used for income tax booking purposes; and

•	(a) reporting by segment, (b) reporting of earnings per share and (c) presenting comparative accounting information for interim periods.

Note 2.9 of our Consolidated Annual Financial Statements refers to changes to Argentine GAAP that will be in effect as from the next fiscal year. Implementation of the new rules will imply the adoption, for Argentine GAAP purposes, of certain principles that are also in accordance with U.S. GAAP and currently result in reconciling items or additional disclosures. The effect under Argentine GAAP of the adoption of the new rules, considering the modifications introduced by the CNV in its recent adoption as ruled on January 14, 2003, is currently under analysis by our management and could result in a material effect on our consolidated financial statements under Argentine GAAP for the next fiscal year.

Subsequently, effective February 5, 2003, the FACPCE approved Technical Resolution No. 21, which replaced Technical Resolutions Nos. 4 and 5, indicating information about related companies to be included in financial statements. On February 18, 2003, the CPCECABA approved the above mentioned Technical Resolution for the fiscal year, beginning on April 1, 2003.

Results of Operations in Accordance with U.S. GAAP

Under U.S. GAAP we are reporting three segments: Holding, Basic Telephone Service and Yellow Pages and Call Center. Until October 1, 2002, we were not required to report segments under Argentine GAAP.

The main differences between net income calculated in accordance with US GAAP and with Argentine GAAP are described in Note 18. to the notes to the consolidated financial statements. Net loss/income before extraordinary losses calculated in accordance with US GAAP amounts to a loss of 4,545 million in 2002, an income of 91 million in 2001 and an income of 125 million in 2000. After extraordinary loss calculated in accordance with US GAAP of 5 million in 2001 (net of tax effect of 2 million), which represents the early settlement charge of the termination agreement executed by the Company and Merrill Lynch International on June 5, 2001 (see Note 8.2.1. to the notes to the consolidated financial statements), net loss/income calculated in accordance with US GAAP amounts to a loss of 4,545 million in 2002, an income of 86 million in 2001 and an income of 125 million in 2000.

US GAAP adjustments to net loss/income mainly related to the following:

•	Adjustment for the investment in Telefónica Argentina (gain amounting to 82 million in 2001 and loss amounting 36 million in 2000), basically related to the elimination of the difference in the listed price of Telefónica Argentina Class B shares accounted for under Argentine GAAP. As of September 30, 2002 and 2001 such shares are carried in noncurrent assets together with Telefónica Argentina Class A shares and are valued by the equity method.

•	The difference between net income under US GAAP and Argentine GAAP for 2002 was affected by: (a) the net effect during the year of the deferral of new installation revenues and amortization of net revenues deferred under the provisions of Staff Accounting Bulletin (“SAB”) 101 of 19 million. These effects were compensated by: (a) the reversal of inflation restatement and monetary results under US GAAP (see Note 18.b)1. to the notes to the consolidated financial statements) of 2,097 million, (b) expensing under US GAAP of capitalized cost of issuance of debt of 14 million, (c) expensing under US GAAP of debt refinancing costs of 2 million, (d) the expressing under US GAAP of capitalized exchange differences of 12 million and (d) the additional loss covered by the valuation of the derivatives instruments at fair value of 36 million.

•	Net income under US GAAP for the year ended September 30, 2001 was influenced by the effects of implementing SAB 101, which were i) a loss corresponding to the recognition of the cumulative effect as of the beginning of the year for 111 million (before tax), and ii) the net effect during the year of deferral of new installation revenues and amortization of net revenues deferred as of the beginning of the year.

•	Adjustment for deferred income tax, which changed to a loss of 83 million in 2002, from a gain of 94 million in 2001 and from a gain of 22 million in 2000. In 2002, the loss was due to the creation of a valuation allowance for the net deferred tax assets as of the year-end. The creation of the allowance amounting to 2,328 million was the result of the estimation, considering the effects of the economic environment and the effects of the devaluation described in Notes 8 and 12 to the notes to the consolidated financial statements, of the probability of future recoverability of the net tax assets mainly resulting from the income tax loss carryforward originated by the effect of the devaluation in taxable results. In 2001, the change was mainly due to a decrease in deferred tax liabilities due to reversal of the difference between tax and book basis of Telefónica Argentina Class B shares, (see not 8.2.1. to the consolidated financial statements) and an increase in deferred tax assets due to greater charges during fiscal year 2001 to reserves and allowances that are not yet deductible for income tax purposes and the increase of income tax loss carryforward of Telefónica Comunicaciones Personales until its spin-off, the increase in tax loss carryforward of Telinver, and mainly, to the implementation of SAB 101 (which tax effect as of year-end amounts to 23 million), explained above. These effects are partially offset by the effect of the difference between the tax and book basis of fixed assets (tax liability) of an increase in additions of fixed assets items which are depreciated for book purposes in periods subsequent to its tax deductibility.

B.    Liquidity and Capital Resources.

Sources of Funds

Historically, we maintained high levels of liquidity generated by dividends from Telefónica Argentina, access to capital markets and bank credit lines. Since the beginning of the Argentine crisis in December 2001 we have suffered significant constraints on our liquidity, and we have not been able to access new sources of financing. We have also relied on Telefónica Internacional to roll over its short-term debt and to grant us waivers from covenant defaults. Telefónica Argentina has also relied on the willingness of its creditors some of which are our affiliates to roll over its short tem debt and to grant it waivers from covenant defaults. Telefónica Argentina also exchanged most of its notes due in 2002 for notes due 2006, which may be redeemed by the holders in 2004 under certain conditions.

In light of recent macroeconomic developments in Argentina, we and Telefónica Argentina are unable to access the capital markets and third-party financing sources, both domestically and internationally, in amounts sufficient to enable us or Telefónica Argentina to meet our respective debt obligations. Telefónica Argentina has lost its ability to distribute dividends. Although we received a dividend in October 2001, as a result of Telefónica Argentina’s loss for its fiscal year ended December 31, 2002, Telefónica Argentina did not pay us a dividend during the 2002 calendar year and will not be able to pay us a dividend in 2003. Telefónica Argentina cannot resume the payment of dividends to us until its accumulated losses are absorbed and it begins to generate liquid earnings. We are currently dependent on shareholder loans in order for us to stay current on our third-party debt. Furthermore, we are unable to determine whether the current macroeconomic environment in Argentina will worsen in the short term and further harm our ability to meet our current and future debt obligations.

In 2003 and 2004, we have significant liabilities coming due that need to be refinanced. In addition, Argentina is operating under exchange controls, which could affect, although to date it has not, our ability to pay our liabilities. See “Risk Factors—Risks Relating to the Current Economic Crisis in Argentina—Exchange controls may prevent us from servicing our foreign currency-denominated debt obligations”. Also, a further decline in the peso/U.S. dollar exchange rate could have a significant negative impact on Telefónica Argentina’s results of operations. As a result, the amount of cash Telefónica Argentina could have available to service its dollar-denominated liabilities could be reduced. In addition, if as a result of such devaluation Telefónica Argentina continues to suffer losses, it would continue to be unable to pay dividends to us.

Even though in the first quarter ending December 31, 2001 we received dividends from Telefónica Argentina that we used to cancel intercompany loans we have with Telefónica Argentina, since the beginning of 2002, we have remained current on the payment of interest on our debt by increasing our intercompany debt with our parent, Telefónica Internacional. Telefónica Internacional assigned to us payments it received from Telefónica Argentina on intercompany debt Telefónica Argentina owed to it. We cannot assure you that Telefónica Internacional will continue to assign such payments to us in exchange for more intercompany debt between us and Telefónica Argentina or whether Telefónica Argentina will continue to be able to make payments on its intercompany loan to Telefónica Internacional.

As a result of our receipt of dividends in our first fiscal quarter, our total unconsolidated dollar-denominated debt decreased from approximately U.S. $394 million at September 30, 2001 to approximately U.S. $331 million but since the second quarter, payments of interest to third parties have been made through the receipt by us of intercompany loans.

If Telefónica Internacional does not receive any payments from Telefónica Argentina, we cannot assure you that Telefónica Internacional will make new intercompany loans to us. Furthermore, the intercompany debt between Telefónica Internacional and Telefónica Argentina permits Telefónica Internacional to assign such debt to third parties without Telefónica Argentina’s consent. If Telefónica Internacional did so, we would no longer receive the payments being made by Telefónica Argentina to Telefónica Internacional.

The following information is presented on a consolidated basis:

Cash Provided by Operating Activities.    Cash flow from operations was Ps.866 million in the fiscal year ended September 30, 2002. Cash flow from operations declined in 2002 compared to 2001 as a direct result of the decrease of our revenues in real terms and higher interest expense in peso terms due to the devaluation. We instituted strong operating working capital and cost controls when the crisis hit Argentina. We reduced current assets, not including cash and short term investments, from Ps.1,954 million in 2001 to Ps.676 million during 2002 mainly by reducing accounts receivable. We also reduced current liabilities, not including short term bank and financed debt, from Ps.1,112 million to Ps.684 million during 2002. See “—Factors Affecting our Consolidated Results of Operations–Overview”.

Cash Flows from Continuing Investing Activities.    In the fiscal year ended September 30, 2002, we made capital expenditures of Ps.310 million. All amounts are net of amounts financed by trade, bank and financial payables. We decreased substantially our capital expenditures in 2002 compared to historical levels as a response to the economic crisis in Argentina whereby we focused on conserving cash resources in the face of severe liquidity constraints. As a result we reduced capital expenses rapidly and invested only in those projects that generate cash flow in the near term and those that were deemed to be high priority. See “—Overview”.

Cash Flows from Continuing Financing Activities.    In the fiscal year ended September 30, 2002, cash used in continuing financing activities was Ps.274 million, of which Ps.269 million represented a net decrease in bank and financial liabilities. Our outstanding foreign currency indebtedness was reduced from an equivalent of U.S.$2,416 at the beginning of the fiscal year to U.S.$2,192 at September 30, 2002. In addition, we paid no dividends in 2002. We received no new financing in 2002 but Telefónica Argentina was able to refinance U.S.$100 million of its notes due 2002 for U.S.$71 million of its notes due 2006.

Investments in Fixed Assets and Capital Expenditures

The following table contains a breakdown of the capital expenditures of Telefónica Argentina for the fiscal years September 30, 2002, 2001 and 2000.

	September 30,
	2002(1)	2001	2000(2)
	(in millions of constant pesos as of September 30, 2002)(3)
Land, buildings and equipment	37	77	209
Transmission and switching equipment	145	323	345
External plant	60	243	330
Telephone equipment	37	106	124
Materials	3	62	64
Other	43	85	79

Total(4)	325	896	1,151

(1)	Net of Ps.29 million of capitalized exchange difference.

(2)	Includes Ps.12 million of Startel’s assets merged into Telefónica Argentina.

(3)	Allocation of construction in process and prepayments to vendors to each line item have been estimated.

(4)	In 2002, includes Ps.15 million financed by trade, bank and financials payables. In September 30, 2001 and 2000 includes Ps.40 million and Ps.181 million, respectively, financed by trade, bank and financial payables for the years ended September 30, 2002, 2001, and 2000.

Telefónica Argentina plans to continue only those projects that are required to maintain the quality of its services, generate cash flow in the near term and necessary maintenance expenses and those that are deemed to be high priority.

Dividends

Dividend payments by Telefónica Argentina to shareholders other than us (minority shareholders) for the years ended September 30, 2002, 2001 and 2000 totaled Ps.117 million, Ps.163 million and Ps.325 million, respectively. We paid nil, Ps.6 million and Ps.7 million in cash dividends to our preferred shareholder in 2002, 2001 and 2000, respectively. The holders of our preferred stock are entitled to dividends payable on April 30 every year if we have liquid retained earnings or free reserves. In 2000, we paid cash dividends to our common shareholders of Ps.305. As of the date of this Annual Report, there are accumulated unpaid but not yet due preferred dividends and preferred capital stock that has not been redeemed as set forth in the original schedule, because, as of April 30, 2002, we did not have net realized profits or free reserves as stipulated by issuance conditions. Consequently, these unpaid amounts are not considered due.

We must pay accrued and unpaid dividends and amortizations to our preferred stock holders before we can distribute dividends to our common shareholders.

Various shareholders’ meetings authorized the establishment of a reserve for future dividends, that would be at the Board of Directors’ disposal to pay cash dividends, at the Board’s discretion. However, as we have an accumulated loss, our Board of Directors would not be able to use the reserve to pay cash dividends until such loss is absorbed.

Debt

We have outstanding as of September 30, 2002 the following major unconsolidated indebtedness:

•	8.85% Notes due 2004 with U.S.$225 million outstanding;

•	10.375% Notes due 2004 with Ps.175 million outstanding;

•	Ps.38 million and Ps.4 million in our preferred stock and preferred dividends, respectively; and

•	U.S.$102.4 million in short-term intercompany loans.

Telefónica Argentina and Telinver have outstanding as of September 30, 2002 the following major indebtedness:

•	11.875% Notes due 2004 with U.S.$300 million outstanding;

•

9.875% Notes due 2006 totaling U.S.$71 million outstanding, which may become due on July 1, 2004, if, as of July 1, 2004, our 11.875% Notes due 2004, and any other indebtedness incurred to refinance such notes that matures prior to July 1, 2006, exceeds 30% of the initial aggregate principal amount of our 11.875% Notes due 2004;

•	9.125% Notes due 2008 totaling U.S.$368.5 million outstanding;

•	short-term and long-term bank and other financial institution financing outstanding totaling the equivalent of U.S.$67 million and U.S.$133 million, respectively; and

•	U.S.$890 million in short-term intercompany loans.

As of September 30, 2001, our consolidated debt in foreign currency was equivalent to U.S.$2,416 million. As of September 30, 2002 this amount had decreased in terms of U.S. dollars equivalent to U.S.$2,192 million, and had increased in pesos to Ps.8,197 million due to the impact of the devaluation of the peso during 2002. The impact of the devaluation during the year on our net monetary position in foreign currency, net of our exposure to inflation, amounted to a loss of Ps.3,440 million. As of September 30, 2002, our consolidated current assets in foreign currency were lower than our consolidated current liabilities in foreign currency by equivalent to U.S.$1,028 million (Ps.3,845 million). At September 30, 2002, we had outstanding on an unconsolidated basis Ps.1,016 million of which Ps.841 million are in U.S. dollars (U.S. $225 million). See Notes 8 and 10 to our Consolidated Annual Financial Statements.

Telefónica Argentina has received from a foreign financial institution a credit facility for an amount of U.S.$12 million, which is due for payment in the long term under the originally agreed conditions. Due to certain covenants included in the loan agreement and the Argentine economic crisis, the creditor was entitled to declare, upon expiration of the stipulated grace period, the outstanding amount by Telefónica Argentina immediately due and payable. Telefónica Argentina has requested from the creditor a specific waiver regarding the covenant defaults, and it was obtained with respect to the financial statements as of September 30, 2002. Telefónica Argentina has classified that amount as current in the financial statements.

We have preferred stock totaling Ps.38 million. The preferred shares consist of two classes. Class A has a preference over Class B. Such preferred shares are entitled to dividends and amortization once a year. Our preferred stock was originally issued with a redemption value in U.S. dollars but the Public Emergency Law pesified our preferred stock at a Ps.1.00 per U.S.$1.00 exchange rate, subject to an adjustment by the CER accrued until the redemption date. The preferred stock also includes provisions that limit our ability:

•	to control less than a majority of Telefónica Argentina,

•	to make investments other than in the shares of Telefónica Argentina and assets incidental to the holding of the shares in Telefónica Argentina, and

•	to incur debt that shall cause all our debt to exceed at any time U.S.$850 million.

The preferred stock receives dividends and amortization payments on April 30 every year if we have net realized profits or free reserves. As we did not have net realized profits or free reserves on April 30, 2002, there are accumulated and unpaid but not yet due preferred dividends. For the same reasons we did not partially amortize the preferred capital on April 30, 2002. We will not make the preferred dividend or the amortization payment on April 30, 2003. Such situation does not constitute a breach of the terms and conditions of the Preferred Shares.

As of the date of this Annual Report we have met all our obligations under the terms and conditions of our Preferred Shares. See Note 5 of our Consolidated Annual Financial Statements.

Should there exist unamortized Class A preferred shares as of April 30, 2003, Class A preferred shareholders will be entitled to one vote per share.

Related Party Indebtedness

As of September 30, 2002, we and Telefónica Argentina on a consolidated basis owed approximately Ps.3.7 billion (U.S.$993 million) to Telefónica Internacional, that matures through April 2007, but substantially in 2003. The loans generally have a semiannual payment term, renewable automatically unless Telefónica Internacional notifies us of its intention not to extend the contract at least three business days before the expiration date.

During 2002, most of our debt with Telefónica Internacional has been rolled over on a monthly basis. These loans bear interest at LIBOR plus between 8% and 9%. These agreements established the usual commitments for these kinds of transactions, including (1) that such debt will be pari passu with all of our other debt, (2) clauses that establish that the creditor may accelerate the debt if there are changes in our or Telefónica Argentina’s equity, economic and financial situation that due to their adverse nature may affect our or Telefónica Argentina’s capacity to comply with the obligations assumed in the agreements or if there are restrictions that may limit our capacity to repay our or Telefónica Argentina’s debts, (3) that give this creditor the benefit of any financial covenant we have with any other creditor, (4) a clause that allows the creditor to make assignments, (5) certain financial covenants and (6) acceleration clauses that would be triggered in the event of certain court or out-of-court proceedings being initiated against us or any of our material subsidiaries which may result in an attachment or auction of assets exceeding a certain percentage of our shareholders’ equity or that of our material subsidiaries.

Telefónica Internacional has advised us in writing, that until September 20, 2003, it waives certain covenant defaults subject to certain conditions and that it will not accelerate our loans on the basis of the effects of the Public Emergency Law. This waiver does not constitute a roll over through the date of the waiver. See Item 3: “Key Information—Risk Factors.” Regarding the maximum term provided by the above-mentioned waiver, as of September 30, 2002, we have classified as current liabilities, maturing in February 2003, a loan of U.S.$9 million (equivalent to Ps.34 million at the exchange rate in effect at September 30, 2002), whose original maturity date was noncurrent.

Contractual Obligations and Commercial Commitments

The following table represents our contractual obligations and commercial commitments as of September 30, 2002:

	Payments due by Period (millions of constant pesos as of September 30, 2002)
	Total	Less than 1 year	1-3 years	3-5 years		After 5 years
Contractual obligations
Debt(2)	9,514	4,221	2,910	700	(1)	1,683
Capital lease obligations	—	—	—	—		—
Operating leases	—	—	—	—		—
Unconditional purchase obligations	—	—	—	—		—
Other long-term obligations(3)	875	688	49	41		97

Total contractual cash obligations	10,389	4,909	2,959	741		1,780

Commercial Commitments
Lines of credit	—	—	—	—		—
Standby letters of credit	—	—	—	—		—
Guarantees(4)	67.5	67.5	—	—		—
Standby repurchase obligations(5)	22	—	—	22		—
Other commercial commitments(6)	312	307	82	26		—

Total commercial commitments	401.5	374.5	82	48		—

(1)	Includes U.S.$71 million principal in Telefónica Argentina’s corporate bonds, due July 2006. Under their terms, holders may demand that bonds be redeemed after July 1, 2004 under certain circumstances.

(2)	Includes Ps.38 million and Ps.4 million related to our preferred stock and preferred dividends, respectively.

(3)	Includes Ps.232 million in liabilities in foreign currency for Telefónica Argentina as of September 30, 2002.

(4)	Telefónica Argentina’s guarantee of a performance bond for Telefónica Comunicaciones Personales with the Argentine government for Ps.22.5 million and another performance bond for which we are jointly and severally liable with Telecom in the amount of Ps.45 million. See Note 10.2.2 of our Consolidated Audited Financial Statements, issued originally in connection with the PCS license bids.

(5)	Includes Ps.203 million principally related to certain frame agreements for provision of goods and services, which Telefónica Argentina will use in accordance to our needs.

(6)	IBM Contract. See Note 11.1 to our Consolidated Annual Financial Statements.

Bank and financial debt includes principal and interest. A sizable portion of this debt bears interest at variable rates, consequently, we estimated interest payable based on interest rates in effect at September 30, 2002. Actual interest payments may significantly differ from these estimates on account of interest rate fluctuations. In addition, 98% of these obligations are foreign-currency debt, and therefore principal and interest payments are presented based on exchange rates in effect at September 30, 2002. Actual foreign currency debt payments may significantly differ from these estimates due to exchange rate fluctuations.

Exposure to Foreign Exchange Rates

Approximately 98% of our total financial and bank payables consist of foreign currency denominated debt. Peso amounts reflect the Ps.3.74 per U.S.$1.00 exchange rate effective on September 30, 2002. As of September 30, 2002, our exposure to currency fluctuations amounted to Ps. 8,429 million, representing U.S. dollar-denominated debt and other foreign currency debt. See Note 2.3 and Exhibit 23.g of our Consolidated Financial Statements. As of September 30, 2002, we also had the equivalent of approximately Ps.232 million of trade and other payables denominated in foreign currencies. Of that total amount, approximately Ps.183 million or 78.9% are denominated in U.S. dollars. Approximately 45.7% not considering net assets of spun-off businesses, or Ps.519 million, of our trade and other receivables and investments as of September 30, 2002 are denominated in foreign currencies.

In September 1999, Telefónica Argentina entered into a foreign currency swap agreement with Citibank N.A. to hedge the risk of fluctuations in the yen/U.S. dollar exchange rate in connection with its 8.8 billion Japanese yen loan granted by the Export-Import Bank of Japan. The loan matures in February 2011 and accrues interest at a rate of 2.3% per annum. The swap agreement provides for a fixed exchange rate of 104.25 yen per U.S. dollar. The interest rate paid to Citibank N.A. under the swap agreement during the term of the loan is 7.98% per annum. As of September 30, 2002, the amount of the related liability, taking into account the effect of the swap and the additional interest accrued, amounts to U.S.$84 million.

Additionally, in December 1999, Telefónica Argentina entered into a second foreign currency swap agreement with Citibank N.A. to hedge the risk of fluctuations in the euro/U.S. dollar exchange rate in connection with its net position of assets and liabilities in euros, including the balance of the loan granted by Instituto Centrale Per il Credito a Medio Termine (the “Mediocredito Centrale”). The Mediocredito Centrale loan matures in November 2014 and accrues interest at a rate of 1.75% per annum. The swap agreement is in effect through November 2007 and provides for a fixed-exchange rate of 0.998 euros per U.S. dollar. The interest rate paid to Citibank N.A. during the term of the loan is 2.61% per annum. See Item 11: “Quantitative and Qualitative Disclosures About Market Risk” for important information concerning exposure to foreign currency exchange rate changes.

The swap agreements with Citibank establish, among other typical provisions for this type of transaction provisions for acceleration upon the failure to pay financial debts for amounts in excess of 2% of Telefónica Argentina’s shareholders’ equity.

Credit Ratings

On January 21, 2002, the Standard & Poor’s credit rating agency downgraded our foreign currency credit rating, and many other Argentine companies’ ratings, to “SD” or “selective default”. This revision reflected Standard and Poor’s view that these companies, including ourselves, will find it “impossible” to meet some of their foreign currency obligations in a timely manner, due to sovereign-induced constraints prevailing at that time.

Our U.S.$8.85% Notes and Ps.10.375% Notes due 2004 are currently rated “CC”, or Currently Highly Vulnerable, by Standard & Poor’s under its global scale, “raBB” by Standard & Poor’s under its national scale and “B+” and “CC” by Fitch under its national and international scale, respectively. Both Standard & Poor’s and Fitch have lowered their initial ratings of our notes to such ratings based on increased refinancing risk after the devaluation of the Argentine peso, the government-mandated pesification and freeze of tariffs, and the harsh macroeconomic conditions in Argentina.

Credit Risk

Our only significant concentration of credit risk as of September 30, 2002 and 2001 was with the Argentine government (federal, provincial and municipal governments and governmental agencies). Telefónica Argentina’s trade receivables from the Argentine government amounted to Ps.92 million, Ps.228 million and Ps.204 million, as of September 30, 2002, 2001 and 2000, respectively (in constant pesos as of September 30, 2002). The percentages of net revenues derived from services rendered to the Argentine government were 3.5%, 3.9% and 4.4% for the years ended September 30, 2002, 2001 and 2000, respectively.

Of the balances as of September 30, 2002 that were not yet collected as of the date of this Annual Report, approximately Ps.81 million was past due. On the basis of Telefónica Argentina’s current collection efforts and the information available as of the date of this Annual Report about Argentina’s future economic perspectives, Telefónica Argentina’s management has estimated the terms and conditions of any possible collection of the receivables from the Argentine government.

The estimated financial effects of the possible deferral of collections from the Argentine government have been considered to determine the allowance for doubtful accounts as of September 30, 2002. The portion of booked net value related to those receivables that we estimated will be collected over twelve months has been classified as noncurrent as of September 30, 2002.

C.    Research and Development, Patents and Licenses.

We do not incur any research and development expenses. We hold no material patents and do not license to others any of our intellectual property. In connection with our provision of telecommunication services, we plan infrastructure development based upon present and projected future demand of such services. We acquire the necessary technology, including equipment, from third parties.

D.    Trend Information.

See “—:Operating and Financial Review and Prospects—Factors Affecting Our Consolidated Results of Operations—Effects on Our Results of Operations in Future Periods”.

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.

A.    Directors and Senior Management.

Our management consists of a Board of Directors. Our bylaws (Estatutos Sociales) provide for a Board of Directors consisting of no fewer than 3 and no more than 8 directors and an equal of lower number of alternate directors. Our shareholders have currently fixed the number of directors and the number of alternate directors at 7. Each alternate director may attend meetings of the Board of Directors and vote in the absence of the director for whom he or she is acting. Directors and alternate directors are elected at the annual ordinary meeting of shareholders to serve one-year renewable terms.

In accordance with our bylaws, each director is elected by the shareholders for a term of one fiscal year (or until his successor is elected and qualified). The shareholders may elect alternate directors who replace the principal directors in the event that any vacancies arise. Executive officers serve at the discretion of the Board of Directors. We also have a Comisión Fiscalizadora (the Supervisory Committee), which is responsible for our supervision, and which consists of three Statutory Auditors (síndicos) and three Alternate Statutory Auditors appointed annually by the shareholders. The Board of Directors appoints the Secretary.

Our current directors and alternate directors are not independent as defined in Resolution No. 368 of the CNV. Under such resolution a director is not independent if any of the following apply:

•	the director is also a director of the controlling shareholder or any other entity controlled by or related to the controlling shareholder of the issuer;

•	the director is also a director of another entity, any of whose shareholders is also a shareholder of the issuer or its controlling entity or any other entity controlled by or related to the latter;

•	the director provides, or belongs to a professional corporation or association which provides, professional services to or receives any form of remuneration or fees from the issuer or its controlling entity or any other entity controlled by or related to the latter; and

•	the director provides, or belongs to a professional corporation or association which provides, professional services to or receives any form of remuneration or fees from another entity, any of whose shareholders is also a shareholder or the issuer or its controlling entity or any other entity controlled by or related to the latter.

The following is a list of the members of the Board of Directors and the Secretary to the Board of Directors as of the date of this Annual Report:

Name	Position	Date of Appointment	Appointing Affiliate

Antonio Viana-Baptista	Chairman	2002	Telefónica Internacional
Miguel Angel Gutiérrez	Vice Chairman	2001	Telefónica Internacional
Jacinto Díaz Sánchez	Director	1998	Telefónica Internacional
Mario Eduardo Vázquez	Director	2000	Telefónica Internacional
José María Alvarez Pallette López	Director	2002	Telefónica Internacional
Santiago Tomás Soldati	Director	2002	Telefónica Internacional
Juan Ignacio López Basavilbaso	Director	1998	Telefónica Internacional
Carlos Fernández-Prida Méndez Nuñez	Alternate Director	1998	Telefónica Internacional
Gaspar Ariño Ortiz	Alternate Director	1992	Telefónica Internacional
Javier Benjumea Llorente	Alternate Director	1997	Telefónica Internacional
Juan Carlos Ros Brugueras	Alternate Director	2000	Telefónica Internacional
Manuel Alfredo Alvarez Trongé Zinder	Secretary	2002	Not applicable

Set forth below are brief biographical descriptions of our directors.

Antonio Viana-Baptista, 45, currently serves as Chairman of our Board of Directors. He is a citizen of Portugal and an economist who graduated from Universidad Católica, Lisbon, in 1980. He obtained a postgraduate degree in European economy at Universidad Católica, Portugal, in 1981, and an MBA with Honors and Distinctions at the INSEAD, Fountainebleau, in 1983. He held a position as Executive Advisor at Banco Portugués de Investimento and was a principal partner at McKinsey & Company’s offices in Madrid and Lisbon.

Miguel Angel Gutiérrez, 44, joined us in 2002 as Vice Chairman of our Board of Directors. He has dual Argentine and Spanish citizenship. He joined Morgan Bank in December, 1980. In 1989, he became Financial Director and member of the Management Committee at the Buenos Aires office. In 1991, he was appointed Financial Director and member of the Management Committee at the Madrid office. In 1992, he participated in the Contribution Enhancement Project—Global Markets/GTO and in 1993, he became a member of the Steering Committee appointed to analyze J.P. Morgan’s business strategies for Asia. At J.P. Morgan, he held positions as Head of Emerging Markets, Sales Trading, and Research Worldwide, Head of Global Emerging Markets Proprietary Trading, and Co-Head of the Latin American Region, Head of Local Markets for Latin America, Central Europe, and Emerging Asia. In September 2000, he was appointed Co-Head of Global Emerging Markets by JP Morgan Chase & Co.

Jacinto Díaz Sánchez, 52, currently serves as a member of our Board of Directors. He has dual Spanish and Chilean citizenship and holds a law degree. At Telefónica, he was Director of Operations Services and also Director of Operating Systems for two years. In Chile, he was Vice President of ENTel and served for six years as General Manager at CTC Chile. He held the position of Managing Director at Atento Holding S.A. (a Telefónica company) for one year, and is now Managing Director for Telefónica Latinoamericana.

Mario Eduardo Vázquez, 67, currently serves as a member of our Board of Directors. He is an Argentine citizen, holding a degree in accountancy and economy. For 33 years, he practiced at Pistrelli, Diaz y Asociados, the member firm of Arthur Andersen & Co. in Argentina, where he was a partner for 23 years, in charge of Argentine operations for over 20 years. He was has been actively involved in the reforming of the Argentine government administration, the deregulation of the economy, and the privatization of YPF S.A. and the telephone, gas, and water utilities.

José María Álvarez-Pallete López, 39, currently serves as a member of our Board of Directors. He is a Spanish citizen, holds a degree in business administration from the Universidad Complutense of Madrid; he also pursued studies on Business Administration at the Université Libre of Belgium. He joined Telefónica in February 1999 as CFO of Telefónica Internacional. In September 1999, he held the position of Corporate CFO at Telefónica, S.A. Since July 2002, he has been the CEO of Telefónica Internacional. In addition, he holds the position of Representative of Telefónica as Advisor of TPI, Advisor of Inmobiliaria Telefónica and Advisor of Telefónica de Argentina.

Santiago Tomás Soldati, 60, currently serves as an alternate member of our Board of Directors. He is an Argentine citizen, obtained a PhD in Economics from the University of Fibourg, Switzerland. He is a member of the board of Universidad Di Tella, the Institute of the Americas (La Jolla, California), and the Council for International Relations. He currently presides over the Fundación para la Modernización del Estado (“Foundation for the Modernization of the State”), and is Vice President of Fundación Invertir and a member of CEA (the “Argentine Business Roundtable”), CEAL (the “Latin American Business Council”), CEADS (the “Argentine Business Council for Sustainable Development”), FIEL, and Junior Achievement Argentina.

Juan Ignacio López Basavilbaso, 48, currently serves as a member of our Board of Directors. He is an Argentine citizen, is an engineer and holds a business postgraduate degree from the University of California at Berkeley. He joined the Finance Department of Telefónica de Argentina in 1990, and was responsible for financial planning and capital markets until the end of 1994. He later served International Businesses Director of Telintar and acted as advisor to the general manager of Multicanal. He was appointed Finance Director of Telefónica de Argentina in April 1998, and since 1999 he has been our Chief Financial Officer. Before joining Telefónica de Argentina, he worked in the corporate banking department of Citibank in Buenos Aires.

Gaspar Ariño Ortiz, 67, currently serves as an alternate member of our Board of Directors. He is a Spanish citizen and a founding partner of Ariño y Amolguera Abogados. He obtained his law degree from Universidad de Valencia and a PhD in law from Universidad de Madrid. He is Associate Director of Administration Studies, Associate Professor of the School of Law, Madrid, and an Administrative Law professor. He is a practicing lawyer admitted to the bar in Madrid, Valencia, Toledo and other cities in Spain.

Carlos Fernández-Prida Méndez Nuñez, 58, has been a member of our Board of Directors since May 1997, serving as Chairman from July 1998 to February 2002 and currently serves as an alternate member of the Board of Directors. He is a Spanish citizen, and holds an engineering degree from Universidad Politécnica of Madrid, a Chemical Sciences degree from UNED, and a diploma in Managerial Functions and Business Administration from Escuela Superior de Administración de Empresas, of Madrid. He held a teaching position between 1968 and 1981 at Universidad Politécnica of Madrid.

Javier Benjumea Llorente, 50, currently serves as an alternate member of our Board of Directors. He is a Spanish citizen, obtained a degree in Economics and an MBA in Senior Business Management. He joined Abengoa S.A. in 1980 as assistant to the President. In 1986, he was appointed Delegate Advisor, and was later appointed President in 1991. He is co-trustee at Fundación Focus-Abengoa, a member of the Board of Directors and co-trustee of Fundación Universitaria Comillas-ICAI, and a member of the Academy of Social and Environmental Sciences, among other positions.

Juan Carlos Ros Brugueras, 41, currently serves as an alternate member of our Board of Directors. He is a Spanish citizen, holds a law degree from Universidad Central of Barcelona and was admitted to the Ilustre Colegio de Abogados de Barcelona (the “Barcelona Bar”) in 1985. Until 1989, he practiced law at a leading Barcelona law office. From 1988 to 1999, he was resident partner of a Spanish law office in London. Between 1990 and 1997, he was a partner at a leading Barcelona law office and served as legal counsel and secretary to the board of directors of several Spanish and foreign businesses and companies.

Manuel Alfredo Alvarez Trongé Zinder, 45, currently serves as Secretary to our Board of Directors and is our General Counsel. He is an Argentine citizen, is a lawyer graduated with Honors from Universidad de Buenos Aires and is an expert in corporate law, business and management, oil & gas and negotiation. He worked as a lawyer at the Superintendencia de Seguros de la Nación (the “National Superintendence of Insurance”) and served as Counsel of the Ministry of Justice of Peru and a Legal Manager of Perez Companc S.A. He is also a professor at Austral, Saint Andrews and Buenos Aires Universities, among others. He is the author of publications and books including Técnicas de Negociación para Abogados and Abogacía de Empresas y Cambio. He is a member of the American

Corporate Counsel Association of Washington, D.C., Founder and Director of Asociación AIE Abogados Internos de Empresas and Arbitrator at the American Arbitration Association (AAA, New York).

Audit and Control Committee

The Board of Directors appointed as members of the Audit and Control Committee to Jacinto Díaz Sánchez and José Maria Álvarez-Pallete López. See Item 10: “Additional Information—Corporate Governance—Other Corporate Governance”.

Supervisory Committee

The Supervisory Committee is primarily responsible for monitoring our management and reporting to the annual ordinary shareholders meeting regarding the fairness of the financial information presented to the shareholders by the Board of Directors. The members of the Supervisory Committee are also authorized (1) to call ordinary or extraordinary shareholders meetings, (2) to place items on the agenda for meetings of shareholders or the Board of Directors, (3) to attend meetings of shareholders or the Board of Directors, and (4) generally to monitor our affairs. Our bylaws provide for a Supervisory Committee consisting of three members, known as statutory auditors, and up to three alternate statutory auditors, who are elected by a majority vote of the shareholders and serve one-year renewable terms. See Item 10: “Additional Information—Memorandum and Articles of Association—Supervisory Committee”.

The following table sets forth our statutory auditors and alternate statutory auditors:

Name	Affiliation	Position	Profession

Uriel Federico O’Farrell	Estudio O’Farrell	Statutory Auditor	Attorney
Juan O’Farrell	Estudio O’Farrell	Statutory Auditor	Attorney
Miguel Alejandro Máximo Tesón	Estudio O’Farrell	Statutory Auditor	Attorney
Carlos Francisco Oteiza Aguirre	Estudio O’Farrell	Alternate Statutory Auditor	Attorney

The law firm of Estudio O’Farrell is our Argentine legal counsel as well as counsel to Telefónica Argentina and the companies controlled by it.

Other Positions Held

The following table lists positions that the members of the Board of Directors, the Secretary to the Board of Directors and the members of our Supervisory Committee hold in other companies, as of the date of the Annual Report:

Name	Profession	Company	Position
Miguel Angel Gutiérrez	Businessman	Los Pecanes S.A.	Chairman
		Telinver S.A.	Chairman
		Telefónica Comunicaciones Personales S.A.	Chairman
		Radio Móvil Digital Argentina S.A.	Chairman
		Radio Servicios S.A.	Chairman
		Pinares de Alsina S.A.	Chairman
		Adquira Argentina S.A.	Chairman
		Atento Argentina S.A.	Chairman
		Katalyx Argentina S.A.	Chairman
		Fundación Telefónica de Argentina	Chairman
		Autopistas del Oeste	Chairman
		Adespa	Vice Chairman
		Telefónica de Argentina S.A.	Chairman
		Telefónica Holding de Argentina S.A.	Vice Chairman
		Telefónica Móviles Argentina S.A.	Chairman

Antonio Viana-Baptista	Doctor of Economics	Telefónica Móviles, S.A.	Chairman
		Telefónica Móviles de España S.A.	Chairman
		Brasilcel NV	Director
		Telesudeste Celular Participaçoes, S.A.	Director
		TBS Celular Participaçoes, S.A.	Director
		Sudeste CEL Participaçoes, S.A.	Director
		Iberoleste Participaçoes S.A.	Director
		Portugal Telecom S.G.P.S.	Director
		Telefónica de España S.A.	Director
		Telecomunicacoes de Sao Paulo TELESP S.A.	Director
		Telefónica Data Brasil Holding S.A.	Director
		Telefónica Datacorp S.A.	Director
		Terra Networks S.A.	Director
		Telefónica S.A.	Director
		Telefónica CTC Chile	Director
		Telefónica de Argentina S.A.	Vice Chairman
		Telefónica Internacional S.A.	Director
		Telefónica Larga Distancia de Puerto Rico	Director
		Telefónica del Peru	Director

Name	Profession	Company	Position
Carlos Fernández-Prida Méndez Nuñez	Engineer	Telefónica de Argentina S.A.	Director
		Terra Networks	Director

Jacinto Díaz Sánchez	Attorney	Telefónica de Argentina S.A.	Director
		Telefónica de Chile (CTC)	Director
		Telefónica de Puerto Rico (TLD)	Director
		Telecomunicações de São Paulo, S.A. (Telesp)	Director
		Telefónica del Perú	Director
		Telefónica Internacional, S.A.	Director
		Emergia S.A.	Director

Mario Eduardo Vázquez	Accountant	Banco Río de la Plata S.A.	Director
	and Economist	Río Compañía de Seguros S.A.	Chairman
		Portal Universaria Argentina S.A.	Director
		Acsa Loss Control S.A.	Director
		Central Puerto S.A.	Director
		Telefónica de Argentina S.A.	Director
		Telefónica, S.A.	Director
		Debates International Holdings	Director
		Indra Si S.A.	Director

José María Álvarez-Pallette López	Business	Telefónica de España	Director
	Administrator	Telefónica Moviles	Director
		Telefónica Data	Director
		Telefónica Internacional	Director
		Telefónica Publicaciones e Información	Director
		Inmobiliaria Telefónica	Director
		Telecomunicacoes de Sao Paulo TELESP S.A.	Director

Santiago Tomás Soldati	Doctor of Economics	Del Plata Propiedades S.A.	Chairman
		Compañía General de Combustibles S.A.	Chairman
		Solfina S.A.	Vice Chairman
		Tren de la Costa S.A.	Vice Chairman
		Investolux	Chairman
		Delta del Plata S.A.	Director
		Millicom Argentina S.A.	Vice Chairman
		Puma Energy S.A.	Chairman
		Eléctrica Del Plata S.A.	Chairman
		TDC Holding S.A.	Chairman
		TDC Gaming S.A.	Chairman
		Helvens S.A.	Vice Chairman

Javier Benjumea Llorente	Doctor of Economics	Inversión Corporativa S.A.	Chairman
		Compañía Sevillana de Electricidad S.A.	Vice Chairman
		Telefónica Internacional S.A.	Director
		Prensa Española S.A.	Director
		SUR Compañía de Seguros	Director
		Air Liquide España S.A.	Director

Juan Ignacio López Basavilbaso	Engineer	Telefónica de Argentina S.A.	Alternate Director
		Telefónica Comunicaciones Personales S.A.	Director
		Radio Móvil Digital Argentina S.A.	Director
		Radio Servicios S.A.	Director
		Telefónica Holding de Argentina S.A.	Director
		Telefónica Móviles Argentina S.A.	Director

Juan Carlos Ros Brugueras	Attorney	Telefónica Internacional S.A.	Secretary
		Telefónica de Centroamérica S.A.	Secretary
		Telefónica Internacional de Chile S.A.	Director
		Telecomunicações de São Paulo S.A.	Director
		Telefónica Publicidad e Información Ltda.	Director
		SP Telecomunicações Holding S.A.—Brasil	Director
		Telefónica Larga Distancia de Puerto Rico Inc.	Director
		Telefónica Internacional Holding BV Holanda	Director
		Telefónica Venezuela Holding BV Holanda	Director
		Telefónica Chile Holding BV Holanda	Director
		TPAM ADMINISTRATIVE Services LLC	Secretary
		Communication Technologies Inc	Director
		Telefónica Internacional U.S.A. Inc.	Chairman
		Telefónica Panamericana MCI B.V. Holanda	Director

Name	Profession	Company	Position
Manuel Alfredo Alvarez Trongé Zinder	Attorney	Telefónica de Argentina S.A.	Secretary
		TYSSA Telecomunicaciones y Sistemas S.A.	Director and Secretary
		Telefónica Holding de Argentina S.A.	Secretary
		Adquira S.A.	Director
		Telefónica Data Argentina S.A.	Director
		Telefónica Móviles de Argentina S.A	Secretary
		Telefónica Gestion de Servicios Compartidos	Secretary
		Fundación Telefónica de Argentina	Secretary
		Atento Argentina S.A.	Director and Secretary
		Katalyx Argentina S.A.	Director

Uriel Federico O’Farrell	Attorney	Quemquemtreu S.A.	Director
		IX S.A.	Director
		Citelec S.A.	Director
		Transener S.A.	Director
		Transba S.A.	Director
		Petrolera del Conosur S.A.	Director
		Grupo Concesionario del Oeste S.A.	Director
		Royal & SunAlliance S.A.	Director

Juan O’Farrell	Attorney	Telefónica Data de Argentina S.A.	Vice Chairman
		Telefónica Móviles Argentina S.A.	Vice Chairman
		Telefónica Publicidad e Información Argentina S.A.	Vice Chairman
		Petrouruguay S.A.	Director
		Constructora San José Argentina S.A.	Director
		Petrolera del Conosur S.A.	Director

Miguel Alejandro Máximo	Attorney	BBV Adeslas Salud S.A.	Director
Tesón		Eulen Argentina S.A.	Director
		Eulen de Seguridad S.A.	Director
		Village Roadshow	Director
		Grupo Concesionario del Oeste	Director
		KARL S.A.	Director
		Petrolera del Conosur	Director
		Compañía Euromédica de Salud S.A.	Director
		Clínica y Maternidad Santa Isabel S.A.	Director
		Clínica Bazterrica	Director

Carlos Francisco Oteiza Aguirre	Attorney	Village Cinemas S.A.	Director

Officers

Our principal executive officers are:

Name	Position
Antonio Viana Baptista	Chairman
Miguel Angel Gutiérrez	Vice Chairman
Juan Ignacio López Basavilbaso	Chief Financial Officer

For biographical data of the executive officers, see “—Directors, Senior Management and Employees”.

A.    Compensation.

Argentine law provides that the aggregate annual compensation paid to all directors (including those directors acting as executive officers) may not exceed 5% of earnings for any fiscal year in which we do not pay any dividends on earnings. This limitation increases in proportion to the amount of dividends paid up to a maximum of 25% of earnings. Under Argentine law, the compensation of the directors acting in an executive capacity, together with the compensation of all other directors and the statutory auditors, requires the approval of the shareholders.

During the twelve month period ended September 30, 2002, we did not pay our Board of Directors any compensation. Telefónica Argentina paid its Board of Directors Ps.35 million during its fiscal year ended December 31, 2002. The members of the Supervisory Committee have advised us that they have waived their right to receive fees for the year ended September 30, 2002.

C.    Board Practices.

The Board of Directors’ duties and responsibilities are set forth by Argentine law and our bylaws.

Our Board of Directors is comprised of a minimum of 3 and a maximum of 8 Directors and Alternate Directors. The Directors and Alternate Directors serve one-year renewable terms and are elected at the annual shareholders meeting. The Board of Directors meets quarterly in compliance with Argentine law and also holds meetings when called by any board member.

We also have a Supervisory Committee that oversees our management. See “Directors, Senior Management and Employees—Directors and Senior Management—Supervisory Committee”.

D.    Employees.

Our Employees. We have no employees. Telefónica Holding provided administrative services required by us and managed our day-to-day activities until December 15, 2000. Since then, Telefónica Argentina provides such services. See Item 4: “Information on the Company—Telefónica Management Contract” and Item 7: “Major Shareholders and Related Party Transactions”.

Telefónica Argentina Employees. At September 30, 2002, Telefónica Argentina had 9,158 full-time employees, 586 temporary employees and 863 trainees. Telefónica Argentina’s subsidiary, Telinver, had 358 full-time employees and 5 trainees as of September 30, 2002.

The following table provides the number of Telefónica Argentina’s unionized, non-unionized, temporary, and trainee employees for the fiscal years ended September 30, 2002, 2001 and 2000 (not including Telinver).

	September 30, 2002	September 30, 2001	September 30, 2000
Unionized	6,596	6,761	7,053
Non-unionized	2,562	2,919	2,931

	9,158	9,680	9,984
Temporary	586	676	906
Trainees	863	1,579	1,576

Total Number of Employees	10,607	11,935	12,466

	September 30, 2002	September 30, 2001	September 30, 2000
Technical and Operations	5,805	6,050	6,339
Sales and Marketing	547	845	876
Financial and Administrative Support	2,153	2,300	2,390
Customer Service	2,102	2,740	2,861

Total:	10,607	11,935	12,466

For the fiscal year ended September 30, 2002, the principal components of labor costs were basic wages, overtime and fringe benefits. Telefónica Argentina also incurred certain other related costs, including contributions made to the national pension plan, health plans, family allowances and additional pension contributions and life insurance premiums for employees covered by collective bargaining agreements. Most of these contributions are mandated by law.

On September 30, 2002, approximately 72% of Telefónica Argentina’s permanent employees were union members. All middle and senior management positions are held by non-unionized employees. Benefits under collective bargaining agreements include benefits to employees who retire upon reaching the age of retirement or who become disabled or who die prior to the age of retirement. Telefónica Argentina has calculated its liability relating to such benefits at less than Ps.1 million as of September 30, 2002.

A three-year collective bargaining agreement with two unions, the Federación de Organizaciones del Personal de Supervisión y Técnicos Telefónicos Argentinos (“FOPSTTA”) and the Unión de Personal Jerárquico de Empresas de Telecomunicaciones (“UPJET”), became effective on January 1, 1998 and expired on December 31, 2000. So long as no new agreement is executed, the current agreement will continue in full force and effect. This agreement provides for new labor policies such as flex-time variable work schedules and wage adjustments based on Telefónica Argentina’s overall productivity. The terms of this agreement have not increased Telefónica Argentina aggregate labor costs. It is expected that a new agreement will be renewed and executed shortly with substantially the same terms as the current one.

Federación de Obreros Especialistas y Empleados de los Servicios e Industria de las Telecomunicaciones de la República de Argentina (“FOEESITRA”) is the union representing a majority of Telefónica Argentina’s unionized work force. As a consequence of the secession of the Buenos Aires FOETRA Trade Union from FOEESITRA, identical collective bargaining agreements must be negotiated and executed with both of these unions. In recent negotiations, Telefónica Argentina sought new provisions to eliminate or substantially reduce excessively burdensome salary determinants, such as seniority, special location-based compensation and leaves of absence. On June 26, 2001 and July 6, 2001, Telefónica Argentina signed agreements with FOEESITRA and FOETRA. These agreements provide for new labor policies such as flex-time variable work schedules, wage adjustments based on overall productivity and personal days in accordance with the non-unionized workers.

On December 27, 2002, Telefónica Argentina signed an agreement with FOETRA Buenos Aires regarding: (1) functional work cooperation, (2) temporary workers and (3) day work for “telegestión del servicio 114” (technical assistance). The terms of the agreements will not increase aggregate labor force costs.

Telefónica Argentina considers its current relations with its work force to be stable and constructive. Since privatization, Telefónica Argentina has not experienced a work stoppage that has had a material effect on its operations.

E.    Share Ownership.

As of the date of this Annual Report, no director or member of senior management owns any of our capital stock.

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

A.    Major Shareholders.

Our capital stock is comprised of common stock (the “Ordinary Shares”) and two classes of preferred stock, each with par value Ps.0.10 per share: Class A Preferred Shares and Class B Preferred Shares (together, the “Preferred Shares”).

The Preferred Shares have preference over the Ordinary Shares for dividends and in the case of our winding up. The Ordinary Shares have a right to one vote per share. The Preferred Shares have no votes, except under certain circumstances provided by the Companies Law and the issuance provisions as described below.

The following table sets forth certain information regarding the beneficial ownership of our Ordinary Shares and Preferred Shares as of the date hereof by each person known to us to beneficially own 5% or more of each class of the outstanding Ordinary Shares and Preferred Shares as of the date of this Annual Report:

Shareholder	Ordinary Shares (one vote)	Class A Preferred Shares (non-voting)	Class B Preferred Shares (non-voting)	Total Shares	% of Capital	Votes	% of Votes
TIHBV	1,980,655,108	–	–	1,980,655,108	36.3%	1,980,655,108	37.3%
Telefónica Holding	2,653,201,498	–	–	2,653,201,498	48.7%	2,653,201,498	50.0%
Telefónica Internacional	672,546,390	–	–	672,546,390	12.3%	672,546,390	12.7%
WestLB International S.A.	–	17,318,400	127,670,400	144,988,800	2.7%	–	–

Total	5,306,402,996	17,318,400	127,670,400	5,451,391,796	100.0%	5,306,402,996	100.0%

As of the date of this Annual Report, our ordinary capital stock is held by three affiliates of Telefónica: TIHBV, Telefónica Holding and Telefónica Internacional, which together beneficially own 100% of our ordinary capital stock. Telefónica Internacional and TIHBV are wholly owned subsidiaries of Telefónica. Telefónica Internacional is the vehicle through which Telefónica holds the majority of its international investments. As of April 15, 2003, the principal shareholder of Telefónica Holding is Telefónica Internacional (with a 99.96% equity interest). See “—Telefónica Holding Transactions”.

During the years ended September 30, 2002, 2001 and 2000, WestLB International S.A. (Luxembourg)’s holdings of preferred stock in us were as follows:

Years	Ordinary Shares (one vote)	Class A Preferred Shares (non-voting)	Class B Preferred Shares (non-voting)	Total Shares	% of Capital	Votes	% of Votes
2002	–	17,318,400	127,670,400	144,988,800	2.7%	–	–
2001	–	17,318,400	127,670,400	144,988,800	2.7%	–	–
2000	–	25,977,600	148,948,800	174,926,400	3.2%	–	–

There were no changes regarding other shareholders, other than the percentages of capital held by each, which is described below:

	% of Capital
Shareholder	2002	2001	2000
TIHBV	36.3%	36.3%	36.1%
Telefónica Holding	48.7%	48.7%	48.4%
Telefónica Internacional	12.3%	12.3%	12.3%
WestLB International S.A. (Luxembourg)	2.7%	2.7%	3.2%

Total	100.0%	100.0%	100.0%

Preferred Shares

We have preferred stock totaling Ps.38 million. The preferred shares consist of two classes. Class A has a preference over Class B. Such preferred shares are entitled to dividends and amortization once a year. Our preferred stock was originally issued with a redemption value in U.S. dollars but the Public Emergency Law pesified our preferred stock at a Ps.1.00 per U.S.$1.00 exchange rate, subject to an adjustment by the CER accrued until the redemption date. The preferred stock also includes provisions that limit our ability:

•	to control less than a majority of Telefónica Argentina,

•	to make investments other than in the shares of Telefónica Argentina and assets incidental to the holding of the shares in Telefónica Argentina, and

•	to incur debt that shall cause all our debt to exceed at any time U.S.$850 million.

The preferred stock receives dividends and amortization payments on April 30 every year if we have liquid realized profits or free reserves. As we did not have liquid realized profits or free reserves on April 30, 2002, there are accumulated and unpaid but not yet due preferred dividends. For the same reasons we did not partially amortize the preferred capital on April 30, 2002. We will not make the preferred dividend or amortization payment due on April 30, 2003. Such situation does not constitute a breach of the terms and conditions of the Preferred Shares.

As of the date of this Annual Report we have met all our obligations under the terms and conditions of our Preferred Shares. See Note 5 of our Consolidated Annual Financial Statements.

Should there exist unamortized Class A preferred shares as of April 30, 2003, Class A preferred shareholders will be entitled to one vote per share.

Telefónica Holding

Telefónica Holding is a holding company primarily engaged, through related companies in the telecommunications business and media business in Argentina.

B.    Related Party Transactions.

Our Related Transactions

Under the Management Contract, Telefónica Argentina’s indirect parent Telefónica manages Telefónica Argentina’s business and provides services, expertise and know-how with respect to the entire range of its business. Affiliates of Telefónica and Telefónica Holding are also involved in other investments and operations in the communications and media sector in Argentina and in other countries, some of which may involve or impact Telefónica Argentina. See Item 4: “Information on Company—Management Contract” and “—Related Party Transactions”.

During the fiscal year ended September 30, 2002, Telefónica received fees pursuant to the Management Contract of Ps.148 million (in constant pesos as of September 30, 2002).

Telefónica Argentina’s balances with Telefónica and other direct and indirect shareholders of Cointel and their respective affiliates are:

At September 30, 2002, we had debt outstanding with Telefónica Internacional US$102.4 million (equivalent to Ps.383 million) of which US$99.9 million corresponds to the principal amount and approximately US$2.5 million to interest. Additionally, at September 30, 2002, we owed approximately Ps.1.2 million to Telefónica Argentina. See Item 5: “Operations and Financial Review and Prospects—Liquidity”.

Our administrative services are provided by Telefónica Argentina. During the year ended September 30, 2002, we received administrative services from Telefónica Argentina for approximately Ps.0.1 million.

No member of the Board of Directors, or member of the Supervisory Committee or any of the officers who report to Supervisory Committee members, responsible for implementing our policy, has incurred any material indebtedness owed to us.

For additional information regarding certain transactions involving Telefónica Argentina, see Item 7: “Major Shareholders and Related Party Transactions” contained in the Annual Report on Form 20-F of Telefónica Argentina filed with the Securities and Exchange Commission on April 15, 2003.

C.    Interests of Experts and Counsel.

Not applicable.

ITEM 8.    FINANCIAL INFORMATION

A.    Consolidated Statements and Other Financial Information.

Our Consolidated Annual Financial Statements, which are set forth in the accompanying Index to Consolidated Annual Financial Statements included in this report, are filed as part of this Annual Report.

Our Legal Proceedings

We are not a party to any material legal proceedings.

Telefónica Argentina is a party to or is affected by the legal proceedings described below.

Telefónica Argentina Legal Proceedings

Certain Labor Claims

The Transfer Contract provides that ENTel is liable for all amounts owed in connection with claims based upon ENTel’s contractual and statutory obligations to former ENTel employees, whether or not such claims were made prior to the Transfer Date, if the events giving rise to such claims occurred prior to the Transfer Date. However, using a theory of successor enterprise liability that they assert is based upon generally applicable Argentine labor law, certain former employees of ENTel have brought over 200 claims against Telefónica Argentina, arguing that neither the Transfer Contract nor any act of the Argentine government can be raised as a defense to Telefónica Argentina’s joint and several liability under allegedly applicable Argentine labor laws.

In an attempt to clarify the issue of successor liability for labor claims in Telefónica Argentina’s favor, on September 29, 1992, the Argentine government issued Decree No. 1803/92, which stated that various articles of the Work Contract Law of Argentina, the basis for the former employees claims of joint and several liability, would not be applicable to privatizations subject to State Reform Law No. 23,696. However, the passage of this Decree did not resolve the above claims as the Supreme Court of Argentina, in an unrelated case, upheld the provisions of the law and declared Decree No. 1803/92 inapplicable.

As of September 30, 2002, the amount of these labor claims including accrued interest and legal expenses totaled approximately Ps.90.3 million. Telefónica Argentina has not created any reserve for these claims because (1) pursuant to the Transfer Contract, ENTel has agreed to indemnify Telefónica Argentina in respect of these claims and (2) the Argentine government has assumed joint and several liability with ENTel for the indemnity obligations and has authorized Telefónica Argentina to debit an account of the Argentine government at Banco Nación for any amount payable by Telefónica Argentina in respect to the indemnification.

Under Debt Consolidation Law No. 23,982, ENTel and the Argentine government may discharge their indemnity obligations by the issuance of 16-year Debt Consolidation Bonds. As of September 30, 2002, Telefónica Argentina has paid approximately Ps.4 million to satisfy a number of claims. On December 16, 1999, Telefónica Argentina initiated a claim for indemnification and reimbursement in connection with these payments. The case is being argued in court, and no ruling has yet been issued.

Even though a number of rulings have already been decided in Telefónica Argentina’s favor, court decisions have followed the precedent set by the Supreme Court of Justice in the area of joint liability in labor matters mentioned in the second paragraph that Telefónica Argentina and its legal counsel consider will apply to its pending cases. Notwithstanding the alternative instruments that may be used by the Argentine government in the List of Conditions and in the Transfer Contract considering the effect of the above described commitments, on the one hand, and on the basis of the opinion of its legal counsel regarding the possible amount for which existing claims may be resolved, and on the other, in Telefónica Argentina’s opinion and its legal counsel’s opinion the outcome of this issue should not have a material impact on Telefónica Argentina’s results of operations or financial position.

Reimbursement of Value-Added Taxes Paid by Telintar

On April 24, 1995, Telintar filed an application with the Administración Federal de Ingresos Públicos, formerly the Dirección General Impositiva (the “Argentine Tax Authority”), for the reimbursement of approximately Ps.21.3 million arising from the modifications of certain prior positions originally taken by Telintar with respect to the computation of VAT credits applicable to certain transactions for the period January 1, 1993 through February 28, 1995. Telintar also applied for the reimbursement of approximately Ps.5.9 million of income and asset taxes. During the fiscal year ended September 30, 1997, the AFIP-DGI accepted Telintar’s position on the first claim and reimbursed Ps.20.7 million of principal and Ps.3.6 million of interest to the company. Since the AFIP-DGI has still not given its opinion on the second claim, we, as a successor in TLDA’s business, have not recorded any amounts relating to the latter claim mentioned in this paragraph. In this regard, should a decision be passed sustaining Telintar’s case, the successor companies will then agree on the criterion to be followed for distributing the resulting proceeds between them. On April 22, 1998, the Argentine tax authority notified Telintar that the amount of interest due to Telintar is Ps.3.6 million. As of the date of this Annual Report, Telintar’s application to the Argentine tax authority for reimbursement of approximately Ps.5.9 million in income and asset taxes is pending. If Telintar’s application is granted, Telefónica Argentina and Telecom will agree on the criteria to be followed for distributing the proceeds, which may be subject to adjustments based on the consumer price index.

Restitution of Services Affected by Stolen Cables

Under Resolution 983/2002, the National Communications Commission imposed a penalty on Telefónica Argentina consisting of a fine of Ps.680,000 for alleged breach of the General Basic Telephone Service Rules, and further imposed on Telefónica Argentina several other related obligations, mainly related to the restitution of those services affected by stolen cables. Telefónica Argentina appealed the penalty. In our and Telefónica Argentina’s opinion and in the opinion of our legal advisors, the alleged breach lacks legal grounds for a sanction to be correct as: (1) theft of cables is an event of force majeure that releases us from liability; (2) Telefónica Argentina has reinstated more than 90% of the services affected by theft; (3) there are sufficient public telephones installed and in operation in the affected areas to warrant effective service supply, and certain steps have been taken with the security forces to safeguard the integrity of the cables; and (4) Telefónica Argentina is reimbursing customers for non-service days and has timely answered each of the National Communications Commission’s requests for information. The enforcement of these fines against Telefónica Argentina may be subject to the renegotiation process provided for under the Public Emergency Law.

Other Claims

In October 1995, the Consumidores Libres Cooperativa Limitada de Provisión de Servicios Comunitarios (the “Free Consumers Cooperative”) initiated a legal action against Telecom, Telintar, the Argentine government and Telefónica Argentina to declare as void, unlawful and unconstitutional all standards and rate agreements issued since the Transfer Contract. The Free Consumers Cooperative’s claim is to have the tariffs of the basic telephone service reduced and the amount supposedly collected in excess refunded, limiting them in such a way that the Licensees’ rate of return should not exceed 16% per annum of the assets as determined in the List of Conditions approved by Decree No. 62/90. Other points of Telefónica Argentina’s contract have been called into question as well.

After analyzing the claim, Telefónica Argentina’s legal counsel contested the allegations, petitioning that such a claim should be dismissed on the grounds that it fails to state a claim with a basis in law. The court of original jurisdiction ruled in Telefónica Argentina’s favor, but this resolution was revoked by the Court of Appeals that held the claim must not be dismissed, but rather must be substantiated at the court of original jurisdiction. Through its legal counsel, Telefónica Argentina filed an appeal to the Supreme Court of Argentina against the Appeal Court’s decision, which was subsequently denied. An appeal of this denial filed with the Supreme Court of Argentina is currently pending. None of these courts has yet ruled on the substance of the claim.

In this regard, on October 4, 2001, the Federal Appellate Court on Administrative Matters of the City of Buenos Aires awarded an injunction requested by the plaintiff that ordered the Argentine government, Telefónica Argentina and Telecom to refrain from applying the corrections set forth in Section 2 of the rate agreements approved by Decree No. 2,585/91 until final judgment is rendered in the case, which meant that the tariffs could not be adjusted in accordance with the U.S. consumer price index.

Telefónica Argentina appealed this decision before the Argentine Supreme Court contesting the arguments stated therein. No decision on the appeal has been rendered as of the date of this Annual Report.

In Telefónica Argentina’s management and legal counsel’s opinion, these claims are without merit and in Telefónica Argentina’s opinion it is remote that the resolution of these issues would have a negative effect on the results of Telefónica Argentina’s operations or Telefónica Argentina’s financial position.

During the normal course of business, Telefónica Argentina is subject to miscellaneous other labor, commercial, tax and regulatory claims. While these actions are being contested, the outcome of such individual matters is not predictable with assurance. Based on management’s assessment regarding the probable loss from such claims and the advice of legal counsel, we have accrued Ps.132 million as of September 30, 2002.

B.    Significant Changes.

On November 11, 2002, our shareholders approved an amendment to change our fiscal year-end from September 30 to December 31. On December 12, 2002, the CNV approved such fiscal year-end change and on January 21, 2003, this amendment was registered with the Public Registry of Commerce. Our consolidated unaudited financial statements corresponding to the three-month fiscal year commencing on October 1, 2002 and ended December 31, 2002 have been submitted to the Commission on Form 6-K on April 15, 2003.

ITEM 9.    THE OFFER AND LISTING

A.    Offer and Listing Details.

8.85% Series A Notes due 2004

On July 31, 1997, we issued U.S.$225 million of 8.85% Series A Notes due 2004 (the “Notes”). The Notes constitute obligaciones negociables (bonds) under, and were issued pursuant to and in accordance with the requirements of, the Negotiable Obligations Law, as well as other applicable Argentine laws and regulations.

The Notes trade through the over-the-counter market in the United States and are listed in Argentina on the Buenos Aires Stock Exchange. The Notes are not listed on any other securities exchange or quoted on any automated inter-dealer quotation system in the United States or elsewhere.

B.    Plan of Distribution.

Not applicable.

C.    Markets.

The Buenos Aires Stock Market, which is affiliated with the Buenos Aires Stock Exchange, is the largest stock market in Argentina. The Buenos Aires Stock Market is a corporation with 250 shareholder members authorized to trade in the securities listed on the Buenos Aires Stock Exchange. Trading on the Buenos Aires Stock Exchange is conducted by continuous open outcry, from 11:30 a.m. to 6:00 p.m. each business day. The Buenos Aires Stock Exchange also operates an electronic market system from 11:00 a.m. to 6:00 p.m. each business day, on which privately arranged trades are registered and made public. Transactions on the Buenos Aires Stock Exchange are guaranteed by the Buenos Aires Stock Market.

To control price volatility, the Buenos Aires Stock Exchange operates a system which suspends dealing in shares of a particular issuer for a half-hour, or for the remainder of the day, when changes in the price of each issuer’s shares exceed 10%, or 15%, respectively, of that day’s opening price. Investors in the Argentine securities market are mostly individuals and companies. Institutional investors, which represent a relatively small percentage of trading activity, consist of a limited number of investment funds.

Certain information regarding the Argentine equities market is set forth in the table below:

	Argentine Equities Market
	December 31,
	2002	2001	2000	1999	1998
Market capitalization (U.S.$billions)	109.2	192.5	165.8	83.9	45.3
As percentage of GDP(1)	96.4%	71.4%	57.7%	29.6%	13.5%

Annual volume (U.S.$millions)	1,272	6,969	9,670	12,687	32.465
Average daily trading volume (U.S.$millions)	5.1	27.7	38.8	51.3	130.0
Number of listed companies	83	87	92	97	132

(1)	GDP refers to the Gross Domestic Product of Argentina.

Source: Buenos Aires Stock Market

D.    Selling Shareholders.

Not applicable.

E.    Dilution.

Not applicable.

F.    Expense of the Issue.

Not applicable.

ITEM 10.    ADDITIONAL INFORMATION.

A.    Share Capital.

Not applicable.

B.    Memorandum and Articles of Association.

Register

We are registered with the Argentine Public Registry of Commerce No. 7265 Book 108, Volume A of Corporations.

Corporate Object and Purpose

Our business purpose is described in Article 3 of our bylaws and includes the participation, either directly or indirectly, in businesses in the areas of telecommunications, media and energy. Such participation may be achieved through multiple means, including direct participation in other companies’ capital stock, joint ventures and/or associations. Our bylaws exclude from our business purposes the performance of any activity exclusively reserved to financial entities and pension fund administrators.

Corporate Governance

We are principally governed by three separate bodies: shareholders meetings, the Supervisory Committee and the Board of Directors. Their roles are defined by Argentine law and our bylaws, and may be described generally as follows:

Shareholders Meetings and Voting Rights

Shareholders meetings are called in such manner as prescribed by applicable legislation, notwithstanding provisions for unanimous meetings. Notice for first call and second call ordinary meetings and special class meetings may be given simultaneously.

Each common share entitles its holder to one vote. Under Argentine law, meetings of shareholders must be held in a place that corresponds with the jurisdiction of the company. Shareholders’ resolutions subject to Argentine law and the bylaws are binding on all of the shareholders, although shareholders are given the right of withdrawal in connection with certain shareholder decisions.

Shareholders meetings can be ordinary and extraordinary. At ordinary shareholders meetings, shareholders consider and resolve the following matters:

(1)	approval of accounting and other measures connected with the conduct of our business in accordance with the law or the bylaws, as submitted to the shareholders by the Board of Directors or the Supervisory Committee;

(2)	election or removal or directors or members of the Supervisory Committee, and stipulation of their remuneration;

(3)	establishing the responsibilities of the directors and members of the Supervisory Committee; and

(4)	approving increases in the corporate capital not exceeding five times the current amount.

All other matters must be resolved at extraordinary meetings, such as bylaw amendments and in particular:

(1)	increasing the corporate capital to over five times the current amount;

(2)	capital reduction and reimbursement;

(3)	redemption, reimbursement and writing down of shares;

(4)	our merger, transformation and dissolution; appointment, removal and remuneration of the liquidators; spin-off; and consideration of the accounts and further matters connected with conduct in our winding-up;

(5)	limitation or suspension of preferential rights in the subscription of new shares;

(6)	issuance of debentures and conversion of same into shares; and

(7)	issuance of bonds (“obligaciones negociables”).

The chairman of the board or a person appointed at the meeting presides over shareholders meetings. Shareholders meetings can be called by the Board of Directors, the Supervisory Committee in certain circumstances specified by law, or by shareholders representing at least 5% of the corporate capital.

Shareholders may be represented by proxies at shareholders meetings. Our directors, members of the Supervisory Committee, managers and employees cannot act as proxies. The shareholders or proxies attending a shareholders meeting must sign the Register of Attendance.

Directors, statutory auditors and general managers are entitled and obliged to attend, and to be heard at all meetings of shareholders. If they are also shareholders, they cannot vote on decisions connected with their undertakings, responsibility or removal.

Quorum for an ordinary meeting of shareholders held on first notice requires the presence of shareholders representing the majority of the shares entitled to vote. On second notice, a meeting is considered duly constituted regardless of the number of shareholders present. Resolutions are adopted by majority of votes present, except when the bylaws require a higher number.

An extraordinary meeting held on first notice is duly constituted with the presence of shareholders representing sixty percent of the shares entitled to vote, provided a greater quorum is not required by the bylaws. On second notice, shareholders representing 30% of the shares entitled to vote are required.

Decisions are adopted by a majority of eligible votes present, unless a greater number is stipulated in the bylaws, or required by law, such as decisions regarding our transformation, extension or renewal; any anticipated dissolution; the transfer of our domicile abroad; or a basic change of object or the total or partial refunding of the capital. In such circumstances, a majority vote of all eligible shares is necessary. This majority requirement will also apply for a merger or spin-off, except with regard to the incorporating company that will be governed by the rules for capital increases.

When the meeting affects the rights of a class of shares, the consent or ratification of the relevant class is required. The relevant class must hold a special meeting governed by the rules for ordinary meetings of shareholders.

Shareholder decisions may be voided by a court order when shareholders meetings have been held in circumstances contrary to the law, our bylaws or internal regulations.

Certain Provisions Regarding Shareholder Rights

As of the date of the filing of the Annual Report, our capital stock is comprised of shares representing capital divided into three classes: common stock, Preferred Class A Shares and Preferred Class B Shares. Capital may be increased up to five-fold and without calling for a bylaws amendment, by a resolution of the annual shareholders’ meeting. Each subscribed common share entitles its holder to one vote. Quorum and majority rules are as prescribed in sections 243 and 244 of Act 19,550 for the relevant shareholders meeting, type of call, and purpose of the meeting.

Regarding the transfer of Ordinary Shares, our by-laws provide that neither TIHBV nor Telefónica Holding can reduce their participation in our stock to less than 10% and 20%, respectively, of the ordinary shares, without prior authorization issued by the Telecommunications Regulatory Authority. Such authorization is also required in the event that, as a result of a transfer of shares, the combined participation of our shareholders at the Transfer Date is reduced below 51% of the ordinary shares.

Our bylaws do not contain any provisions relating to:

•	redemption provisions;

•	sinking funds; or

•	liability to further capital calls by us.

The only condition governing changes in our capital stock, which is more stringent than those required by law, relates to the scheduled amortization of our preferred shares. Certain changes in ownership of common stock, as described above, and of the rights associated with them must be authorized by the relevant regulatory authorities.

For information on shareholders rights on liquidation, see below “—Dividends and Liquidation Rights”.

Supervisory Committee

In accordance with the rules contained in Argentine Business Companies Act No. 19,550, corporate supervision is entrusted to a Comisión Fiscalizadora (a Supervisory Committee). The election of its members, individually known as síndicos (statutory auditors), and the organization and procedures of the committee are regulated by our bylaws.

The Supervisory Committee has certain general powers and duties, notwithstanding any others as may be provided for under the Business Companies Act or our bylaws:

•	supervising our management, by an examination of its books and other documents whenever it may deem so convenient, but at least once every three months;

•	verifying, in like manner and with like frequency as indicated above, our cash and securities, as well as our obligations and the performance thereof;

•	receiving notice of and attending the meetings of the Board of Directors, the Executive Committee and shareholders. The Supervisory Committee may express its opinions at these meetings but is not allowed to vote;

•	ensuring that our directors have posted the required performance bonds and that the same are maintained;

•	submitting a written report on our economic and financial condition to the annual shareholders meeting;

•	providing information within its scope of responsibility to any shareholders so requesting who are owners of at least 2% of our capital;

•	calling the shareholders to an extraordinary meeting whenever it may deem necessary, and to annual or special class meetings if the board should fail to do so as required; and

•	overseeing the management of our business for compliance with the law, our bylaws or internal regulation, and any resolutions adopted by the shareholders.

The members of the Supervisory Committee are entitled to access information and make administrative inquiries into facts or circumstances relating to any fiscal years prior to the date of their appointment.

The members of the Supervisory Committee are jointly liable for the performance of their duties and obligations as imposed on them by law, the bylaws, or our internal procedures. They are also jointly liable with the directors for any damage occurring which would have been prevented had they acted in compliance with the law, the bylaws, the internal regulations, or the resolutions adopted by the shareholders. Our bylaws provide that we shall be supervised by a Supervisory Committee of three members and three alternate members elected by the shareholders to serve for a one year term and may be re-elected. Any vacancies in the Supervisory Committee shall be filled by the alternate members in the order of their appointment. Any of its members may act on behalf of the Supervisory Committee at Board of Directors or shareholders meetings.

Board of Directors

The current Board of Directors is made up of a maximum of eight directors and eight alternate directors. The bylaws require that the Board of Directors shall consist of between three and eight directors. Members of the Board of Directors are appointed by the general meeting of shareholders and are elected for a period of one fiscal year, at the end of which they may be re-elected or replaced.

Certain Powers of the Board of Directors

Our bylaws provide that the Board of Directors shall have full power to manage and dispose of our property, including such powers as under section 1881 of the Civil Code and Section 9 of Decree 5965/63 that must be vested under a special power of attorney. The Board of Directors may, in our name and stead, perform any acts that are in furtherance of our corporate purpose, including banking transactions with Banco Nación, Banco de la Provincia de Buenos Aires, and other public or private banking entities.

The compensation of the directors is set at the shareholders meeting. Under Argentine corporate law, the maximum remuneration that members of a Board of Directors can collect from a corporation, including wages and other remuneration, cannot exceed 25% of corporate earnings. This percentage is limited to 5% if no dividend is distributed. This limitation is increased in proportion to any dividends paid. When one or more directors perform special commissions or technical administrative functions and the small amount or nonexistence of earnings make it necessary to exceed the percentage established, the corporation cannot pay such sums without express approval at the shareholders meeting.

Our bylaws do not contain provisions relating to:

•	a director’s power to vote on a proposal, arrangement or contract in which the director is materially interested;

•	the directors’ power to vote compensation to themselves or any members of their body;

•	borrowing powers exercisable by the directors and how such borrowing powers can be varied;

•	retirement or non-retirement of directors under an age limit requirement; or

•	number of shares required for director’s qualification.

Other Corporate Governance

On December 17, 2002, in light of developments in local regulations and American law concerning corporate governance, as well as the need to attain the corporate goals set by Telefónica Group worldwide in this field, the Board of Directors set up an Audit and Control Committee to lead the development of corporate governance actions.

Audit and Control Committee

A temporary Audit and Control Committee was created on December 17, 2002 and will continue until a permanent Audit Committee (Comité de Auditoría) is established pursuant to Decree No. 677/01. The role of the Audit and Control Committee is (1) to advise the Board of Directors in the appointment of an external auditor, engagement terms, scope of professional mandate and removal of the auditor; (2) to review our accounting information, oversee compliance with legal requirements and generally accepted accounting principles; (3) to advise the Board of Directors on the integrity of internal accounting control systems; and (4) to oversee compliance with the Public Offer Transparence Regime and with rules of corporate governance.

Dividends and Liquidation Rights

In accordance with our bylaws, we are required to appropriate net realized profits as follows: (1) 5% of such profits shall be set aside into a legal reserve until such reserve equals 20% of outstanding capital stock; (2) payment of the compensation of the Board of Directors and Supervisory Committee; (3) payment of dividends on preferred shares, with priority given to the payment of any preferred dividends standing in arrears; and (4) any remainder, in whole or in part, (a) to the payment of an additional dividend on preferred shares, (b) to the payment of an additional dividend on common shares, (c) to an optional reserve fund, (d) to be carried forward or (e) as otherwise as the shareholders may determine. Dividends must be paid within one year of their declaration according to the priority of their respective equity interest and the proportion of which their respective shares are to be paid.

Our bylaws further provide that, upon our dissolution, the winding up of our business shall be conducted by the Board of Directors or by one or more liquidators appointed by the shareholders. The winding up shall proceed under the supervision of the Supervisory Committee, where applicable. After all liabilities have been satisfied and capital reimbursed, the balance shall be distributed first to the preferred shareholders and then any remainder to the common shareholders.

C.    Material Contracts.

Other than the contracts listed as exhibits under Item 19 of this Annual Report, during the past two years we have not entered into any material contracts other than contracts entered into in the ordinary course of business and shareholder loans as described in “Item 5: Operating and Financial Review and Prospects—Liquidity”. A summary of the terms of these contracts is provided below.

Management Contract

Telefónica Argentina is a party to a long-term management contract with Telefónica to provide operating expertise. A summary of terms appears in Item 4: “Information on the Company—Management Contract”.

Loan Agreements

D.    Exchange Controls.

Since early December 2001, the Argentine authorities implemented a number of monetary and currency exchange control measures that included restrictions on the withdrawal of funds deposited with banks and tight restrictions for making transfers abroad, with the exception of those related to foreign trade and other authorized transactions. These regulations have been changing constantly since they were first promulgated and we cannot assure you as to how long these current regulations will be in effect or whether they will be made stricter.

Pursuant to recent resolutions issued by the Central Bank seeking a gradual normalization of the local foreign exchange market, effective January 8, 2003, prior authorization from the Central Bank is no longer required to transfer funds abroad for payment to foreign beneficiaries of corporate profits and dividends reported as payable under approved financial statements certified by an independent auditor.

For the remittance abroad of funds required for principal payments under financial loans, prior Central Bank authorization is required until August 8, 2003, as a general rule. However, the following transfers of funds abroad to repay principal on financial debts are exempted from prior Central Bank approval:

(1)	payments under financing arrangements that have been renegotiated under Argentina’s Reorganization and Bankruptcy Act, if certain conditions are met;

(2)	repayment of new financing disbursed and brought into the Argentine financial system on or after February 11, 2002;

(3)	financial debts with international organizations, loans granted by banks acting as co-lenders with those organizations, loans or financings granted or guaranteed by official credit agencies and export financing insurance companies that are members of the International Union of Credit and Investment Insurance (the Berne Union) and debts with, or guaranteed by, multilateral organizations in which the Argentine government is a member;

(4)	payments relating to debts past due, providing that the total amount of repayment or partial payment does not exceed U.S.$1.0 million monthly;

(5)	payments of financial debts the principal of which, as of December 31, 2002, whether past due or not, did not exceed U.S.$5.0 million as of that date;

(6)	payments under negotiable obligations, bonds, commercial paper, syndicated loans with foreign banks, financial loans with foreign banks and not backed by foreign assets owned by the borrower or a resident individual or legal entity, financial loans with foreign parent companies and affiliates, provided that (a) the payments are required under a refinancing agreement made after January 2, 2003; (b) such refinancing does not call for payments of principal in excess of 10% in cash upon the date of the agreement, 5% within six months, and 5% within twelve months of the date of the agreement; and (c) the refinanced balance is payable in not less than five years on the average; and

(7)	payments (whether or not overdue) under negotiable obligations, bonds, commercial paper, syndicated loans with foreign banks, financial loans with foreign banks and not backed by foreign assets owned by the borrower or a resident individual or legal entity, financial loans with foreign parent companies and affiliates, if, prior to the repayment of principal under an existing credit facility, the local debtor obtains new financing which was brought into Argentina on or after December 26, 2002 through the foreign exchange market and this new financing has an average life of not less that five years, and is for an amount at least equal to the amount of the debt that will be cancelled.

Interest payments on outstanding financial indebtedness no longer require Central Bank approval for their remittance abroad, provided that the transfer abroad in connection with such payments is made not more than 15 days in advance of their stated maturity date.

In cases (4) through (7) above and in the case of interest payments, the actual transfer of funds abroad may only be made after the financial entity through which the remittance will be made is satisfied that the originating transactions are genuine and in compliance with Central Bank regulations, the borrower has reported promptly to the Central Bank the disbursement giving rise to the related financial liability, and the financial entity has received documentation supporting the receipt of the funds in Argentina and/or their application to the repayment of trade, financial, export-related or other obligations.

Some of these regulations, which directly and indirectly affect our business relations, have been challenged in legal actions by third parties, to which we are not party. The effects of additional measures that could be implemented by the Argentine government or the instrumentation of the measures previously adopted, as well as the effects of possible amendments as a result of such legal actions, will be reported as they become known.

We have valued our receivables, payables, revenues, costs and expenses, using our best estimates as to the possible effect of the matters discussed above, primarily the effects of the pesification of rights, receivables and liabilities and the restrictions on the free transfer of currency abroad.

Conversely, and as a consequence of the changes implemented from January to December, 2002, there was an increase in the Argentine consumer price index of 39.7% and an increase in the Argentine wholesale price index of 118.2% according to the information provided by the INDEC.

As of April 9, 2003, the selling exchange rate for U.S. dollars on this market was Ps.2.92. The effect of the change in this exchange rate, relative to the exchange rate used in the valuation of foreign currency assets and liabilities, on our consolidated net foreign currency liability as of September 30, 2002, was a decrease in the peso equivalent of around Ps.1,734 million.

E.    Taxation.

Not applicable.

F.    Dividends and Paying Agents.

Not applicable.

G.    Statement by Experts.

Not applicable.

H.    Documents on Display.

We file annual reports on Form 20-F and furnish periodic reports on Form 6-K to the Securities and Exchange Commission pursuant to the rules and regulations of the Securities and Exchange Commission that apply to foreign private issuers. Anyone may read and copy any of these reports at the Securities and Exchange Commission’s public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Information on the operation of the public reference rooms is available by calling 1-800-SEC-0330. Documents filed since October 1, 2002 can be found on the EDGAR system on the Securities and Exchange Commission website, www.sec.gov.

Anyone may request a copy of these filings by writing or calling us at Suipacha 150, (1008) Buenos Aires, Argentina, attention: Investor Relations Office, telephone 5411-4333-6392.

I.    Subsidiary Information.

Not applicable.

ITEM 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

We and Telefónica Argentina are exposed to market risk, including changes in interest rates and foreign exchange rates in the normal course of our business.

Our indebtedness increased in terms of pesos at September 30, 2002 from the end of the previous fiscal year due to the devaluation of the Argentine peso mentioned elsewhere in this Annual Report. Notwithstanding, as of September 30, 2001, our consolidated total debt in foreign currency was U.S.$2,416 million and as of September 30, 2002 this amount had decreased in terms of U.S. dollars to the equivalent of U.S.$2,192 million. The impact of the devaluation during the year on our net monetary position in foreign currency, net of our exposure to inflation, amounted to a loss of Ps.3,440 million (in constant pesos as of September 30, 2002). The amount of indebtedness subject to variable rather than fixed interest rates has not changed materially since last year. The decrease in the fair value in terms of U.S. dollars is due to the decreases in the principal amount of indebtedness outstanding at the end of this fiscal year, and an increase in the discount market rates, mainly as a result of the effect of increases in Argentina’s country risk premiums due to the Argentine economic climate mentioned elsewhere in this Annual Report. Variable interest rate increases reflected higher spreads, especially for loans from Telefónica Internacional, which have increased approximately 800 basis points from September 30, 2001.

Most of the increase in total interest obligations is associated with variable rate debt that reflects higher interest rates than were prevailing at the end of fiscal year 2001. Material non-U.S. dollar foreign exchange instruments have been hedged as of September 30, 2002, as described below. As discussed below, a swap arrangement hedged the related exposure to yen/U.S. dollar exchange rate fluctuations associated with Telefónica Argentina’s incurrence of long-term yen-denominated debt.

Set forth below is tabular information on our reporting currency, Argentine pesos, with respect to our net debt defined in Debt Obligations and the other instruments less Financial Assets (quasi-currency, current accounts, time deposits, Treasury bills, etc.). The table reflects principal and related exchange rates, broken down in floating rate and fixed rate debts.

SENSITIVITY TO INTEREST RATES AND EXCHANGE RATES – NET DEBT (September 30, 2002)

	MATURITY DATES (in millions of pesos) (8) (10)							FAIR VALUE (9)
	2003	2004	2005	2006	2007	Subsequent	TOTAL	Underlying Debt	Associated Derivatives	TOTAL	Book Value
EUROPE	3	3	3	3	3	51	68	39	-27	12	94

EURO
Fixed Rate	8	8	8	8	8	53	94	39	—	39	94
Interest Rate (%)	1.80	1.80	1.80	1.80	1.80	1.80
Swap Euros	-4.73	-4.73	-4.73	-4.73	-4.73	-2.37	-26	—	-27	-27	—
AMERICA	3,523	1,176	1,256	351	60	1,515	7,882	5,547	30	5,577	7,856

PESO DEBT(12)	-51	197	6	6	6	—	163	21	—	21	163
Floating Rate	0	5	0	0	0	0	5	2	—	2	5
Average Spread– Ref. LIBOR (%) (6)	0.98	0.98	—	—	—	—
Fixed Rate	-39	192	6	6	6	—	170	30	—	30	170	(1)
Weighted Average Interest Rate (%)	13.88	9.66	6.00	6.00	6.00	—
Quasi-currency $	-12	—	—	—	—	—	-12	-12	—	-12	-12
Interest Rate (%)	N/A
USD DEBT	3,574	979	1,251	346	55	1,515	7,720	5,526	30	5,557	7,694	(2)(3)(4)(5)(7)(11)
Floating Rate	3,740	92	85	37	13	5	3,971	3,692	—	3,692	3,971
Average Spread– Ref. LIBOR (%)(6)	8.43	2.73	2.76	3.68	7.20	1.66
Fixed Rate	-171	883	1,161	304	37	1,508	3,723	1,835	—	1,835	3,723
Weighted Average Interest Rate (%)	4.11	9.15	10.12	9.11	9.00	8.92
Swap Euros	4.80	4.80	4.80	4.80	4.80	2.40	26	—	30	30	—
TOTAL	3,526	1,180	1,260	355	64	1,566	7,950	5,580	3	5,589	7,950

_________

(1)	Excludes Ps.18 million corresponding to certain items not considered as financial assets.
(2)	Includes Ps.44 million corresponding to derivative financial instruments classified in other payables in the financial statements as of September 30, 2002.
(3)	Excludes Ps.172 million of accrued interest included in bank and financial payables in the Consolidated Annual Financial Statements as of September 30, 2002.
(4)	Excludes Ps.7 million corresponding to credit balances with banks.
(5)	Net of Ps.287 million of time deposits and treasury bills.
(6)	Is the weighted average interest rate of the outstanding debt as of each date less six months U.S.$ LIBOR as of September 30, 2002 (1.74%).
(7)	Telefónica Argentina has received from a foreign financial institution a credit facility for an amount of U.S.$12 million, which is due for payment in the long term under the originally agreed conditions. Under certain covenants included in the loan agreement and the Argentine economic crisis, the creditor was entitled to declare, upon expiration of the stipulated grace period, the outstanding amount by Telefónica Argentina immediately due and payable. Telefónica Argentina has requested from the creditor a specific waiver regarding such instances of noncompliance, and it was obtained with respect to the financial statements as of September 30, 2002. Telefónica Argentina has classified that amount as current in its Consolidated Annual Financial Statements. Here it is shown as originally scheduled because the creditor has been waiving the above-mentioned covenants.
(8)	Exchange rate as of September 30, 2002: Ps.3.74 = U.S.$1.00.
(9)	We calculate the fair value of the outstanding financial debt (except for bonds) considering the internal rate of return of our bonds due in 2004, 2006 and 2008 or the estimation of that internal rate of return in the yield curve in the case where the debt matures on a different date than the bonds. The bonds are valued at market prices as of September 30, 2002. The market values indicated are based on discount rates that reflect the risks resulting from the current economic situation in Argentina and its ongoing volatility, uncertainty and instability. As a result, such values may not be indicative of a trend or of values in the mid-term future.

(10)	Total does not sum due to rounding.

(11)	We have received from Telefónica International a credit facility for an amount of US$ 14.5 million, which is due for payment in the long term under originally agreed conditions. Under certain covenants included in the loan agreement and due to the Argentine economic crisis, the creditor has become entitled to declare, upon expiry of the stipulated grace period, the amount owed to be immediately due and payable. We have requested the creditor a specific waiver regarding such instances of noncompliance, and it was obtained. We have classified that amount as current in the financial statements. Here it is shown as originally scheduled because the Lender has been waiving us the abovementioned covenants.

(12)	Includes approximately Ps. 38.5 million of referred stock.

Exchange Rate Sensitivity.  Since the Convertibility Law pegged the peso at a value of Ps.1.00 per U.S.$1.00, exchange rates risks were mainly related to changes in the value of the U.S. dollar in comparison with currencies other than the Argentine peso. In January 2002, the Argentine government devalued the Argentine peso and currently the peso/U.S. dollar exchange rate is determined by a free market. While the Convertibility Law was in effect, Telefónica Argentina used derivative financial instruments to partially hedge our exposure to foreign exchange rate fluctuations related to our indebtedness not denominated in U.S. dollars. Given the impact of devaluation of the peso, we and Telefónica Argentina are evaluating strategic options available to us for managing market risk.

Telefónica Argentina also uses swap contracts to manage its exposure to exchange rate fluctuations between currencies other than the peso. Neither we nor Telefónica Argentina hold derivative financial instruments for trading or other speculative purposes. As discussed below, a swap arrangement hedged the related exposure to yen/U.S. dollar exchange rate fluctuations associated with Telefónica Argentina’s incurrence of long-term, yen-denominated debt and another swap hedged the net exposure to euro/U.S. dollar exchange rate fluctuations associated with the net position of assets and liabilities in euros, including Telefónica Argentina’s balance of loan and trade receivables.

Substantially all of our and Telefónica Argentina’s non-peso debt is U.S. dollar debt. Until recently, Telefónica Argentina employed a policy of not hedging its U.S. dollar-denominated debt obligations in pesos because under the Convertibility Law the peso/U.S. dollar exchange rate was essentially fixed at parity and Telefónica Argentina had its revenues stream linked to the U.S. dollar because its rates were denominated in U.S. dollars and converted into pesos at the end of the month. Before the Convertibility Law and according to the Transfer Contract, its rates were adjusted for inflation in Argentina and in certain extraordinary circumstances, by a specific formula which consider both the effect of the inflation and the variation in exchange rates. See Item 3: “Key Information—Selected Financial Data—Exchange Rate Information” and Item 4: “Information on the Company—Rates.”

In September 1999, Telefónica Argentina entered into a foreign currency swap agreement with Citibank N.A. to hedge the risk of fluctuations in the yen/U.S. dollar exchange rate in connection with our 8.8 billion Japanese yen loan granted by the Export-Import Bank of Japan. The loan matures in February 2011 and accrues interest at a rate of 2.3% per annum. The swap agreement provides for a fixed exchange rate of 104.25 yen per U.S. dollar. The interest rate paid to Citibank N.A. under the swap agreement during the term of the loan is 7.98% per annum. As of September 30, 2002, the amount of the related liability, taking into account the effect of the swap and the additional interest accrued, amounts to U.S.$86 million. In the table above, this derivative is included in the U.S. dollar amount.

Additionally, in December 1999, Telefónica Argentina entered into a second foreign currency swap agreement with Citibank N.A. to hedge the risk of fluctuations in the euro/U.S. dollar exchange rate in connection with Telefónica Argentina’s net position of assets and liabilities in euros, including the balance of the loan granted by the Mediocredito Centrale. The Mediocredito Centrale loan matures in November 2014 and accrues interest at a rate of 1.75% per annum. The swap agreement is in effect through November 2007 and provides for a fixed-exchange rate of 0.998 euros per U.S. dollar. The interest rate paid to Citibank N.A. during the term of the loan is 2.61% per annum.

The swap agreements with Citibank establish typical provisions for this type of transactions including acceleration upon the failure to pay financial debts for amounts in excess of 2% of our shareholders’ equity.

Telefónica Argentina also had the equivalent of approximately Ps.232 million, as of September 30, 2002, of trade and other payables denominated in foreign currencies, of which approximately Ps.183 million are U.S. dollar-denominated, as well as approximately Ps.496 million in U.S. dollar-denominated receivables and investments.

Telefónica Argentina’s results of operations are very susceptible to changes in the peso/dollar exchange rate because its primary assets and revenues are denominated in pesos while substantially all of its liabilities are denominated in U.S. dollars.

Interest Rate Sensitivity.  We make interest payments under such debt instruments periodically during the term of debt through maturity. The table does not reflect any prepayment or refinancing of indebtedness that may occur from time to time. Weighted average variable rates in the table are based on LIBOR as of September 30, 2002, which was higher than LIBOR at April 9, 2003 (1.24875%), due to a decrease in prevailing interest rates following significant reduction in U.S. rates by the U.S. Federal Reserve Board. At September 30, 2002, approximately 52% of our debt obligations had terms that provide for fixed interest rates. Debt obligations with variable interest rates are based on LIBOR plus specified margins.

ITEM 12.    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

A.    Debt Securities.

Not applicable.

B.    Warrants and Rights.

Not applicable.

C.    Other Securities.

Not applicable.

D.    American Depositary Shares.

Not applicable.

PART II

ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

No events required to be reported have occurred.

ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

None.

A.    Use of Proceeds.

Not applicable.

ITEM 15.    CONTROLS AND PROCEDURES.

Our chairman and our chief financial officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in the U.S. Securities Exchange Act of 1934 under Rules 13a-14(c)) within 90 days of the date of this Annual Report, have concluded that, as of that date, our disclosure controls and procedures were effective to ensure that material information relating to us was made known to them by others within our company, particularly during the period in which this Annual Report and accounts were being prepared.

There were no significant changes in our internal controls or in other factors that could significantly affect these controls and procedures subsequent to the date our chief executive officer and our chief financial officer completed their evaluation, nor were there any significant deficiencies or material weaknesses in our internal controls and procedures requiring corrective actions.

ITEM 16.    RESERVED.

PART III

ITEM 17.    FINANCIAL STATEMENTS.

The registrant has responded to Item 18 in lieu of responding to this Item.

ITEM 18.    FINANCIAL STATEMENTS.

COMPAÑÍA INTERNACIONAL DE TELECOMUNICACIONES S.A.

Consolidated financial statements as of September 30, 2002 and 2001 and for the fiscal years ended September 30, 2002, 2001 and 2000

Reports of independent public accountants on annual financial statements	F-
Consolidated Balance Sheets as of September 30, 2002 and 2001	F-
Consolidated Statements of Income for the fiscal years ended September 30, 2002, 2001 and 2000	F-
Consolidated Statements of Shareholders’ Equity for the fiscal years ended September 30, 2002, 2001 and 2000	F-
Consolidated Statements of Cash Flows for the fiscal years ended September 30, 2002, 2001 and 2000	F-
Notes to the Consolidated Financial Statements for the fiscal years ended September 30, 2002, 2001 and 2000	F-

ITEM 19.    EXHIBITS.

Exhibit No.	Description

1.1	English translation of the Estatutos (By-Laws) of Compañía Internacional de Telecomunicaciones S.A. (the “Company”), as amended to date of filing.*

4.1	Management Agreement, dated November 8, 1990, between Telefónica de Argentina S.A. and Telefónica de España S.A., together with an English summary thereof.**

4.2

Credit Assignment and Indemnity Bond Termination Agreement, dated as of December 12, 2001, between Telefónica de Argentina S.A., Telefónica Internacional S.A. and Compañía Internacional de Telecomunicaciones S.A.**

8.1	List of subsidiaries

99.1	CEO Certification of Annual Report

99.2	CEO Certification of Annual Report

*	Incorporated by reference to our Annual Report filed with the Securities and Exchange Commission on March 28, 2002.
**	Incorporated by reference to the Registration Statement on Form F-1 of Telefónica de Argentina S.A. filed with the Securities and Exchange Commission on October 28, 1993 (Registration No. 33-70982).

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAÑÍA INTERNACIONAL DE

TELECOMUNICACIONES S.A.

By: /s/    Juan Ignacio López Basavilbaso

Name: Juan Ignacio López Basavilbaso

Title: Chief Financial Officer

Dated: April 15, 2003

CERTIFICATION

I, Miguel Angel Gutiérrez, certify that:

1.	I have reviewed this annual report on Form 20-F of COMPAÑÍA INTERNACIONAL DE TELECOMUNICACIONES S.A.;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

(a)	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

(c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

(a)	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

(b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: April 15, 2003

By:   /s/    Miguel Angel Gutiérrez

Name: Miguel Angel Gutiérrez

Title: Vice Chairman

CERTIFICATION

I, Juan Ignacio López Basavilbaso, certify that:

1.	I have reviewed this annual report on Form 20-F of COMPAÑÍA INTERNACIONAL DE TELECOMUNICACIONES S.A.;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

(a)	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

(c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

(a)	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

(b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: April 15, 2003

By:   /s/    Juan Ignacio López Basavilbaso

Name: Juan Ignacio López Basavilbaso

Title: Chief Financial Officer

INDEPENDENT PUBLIC ACCOUNTANT’S REPORT

To the Board of Directors of

Compañía Internacional de Telecomunicaciones S.A.

1.	We have audited the accompanying consolidated balance sheet of Compañía Internacional de Telecomunicaciones S.A. (an Argentine Corporation) and its consolidated subsidiaries as of September 30, 2002 and the related consolidated statements of operations, cash flows and changes in shareholders´ equity for the fiscal year then ended, all expressed in constant Argentine pesos (see note 2.3 to the accompanying consolidated financial statements).

2.	The Company’s consolidated financial statements as of September 30, 2001 and 2000 and for the fiscal years then ended, before their restatement in constant Argentine pesos of September 30, 2002 and before the computation of retroactive reclassifications as described in note 2.10 to such financial statements, that are presented for comparative purposes, were audited by other auditors who were members of an international firm that has ceased operations. Those auditors expressed an unqualified opinion on such financial statements in their report dated November 16, 2001 (February 26, 2002 with respect to the matters discussed in note 22 to such financial statements). Those auditors also included explanatory paragraphs in their report for uncertainties related to the existence of a substantial doubt about the Company’s and Telefónica de Argentina S.A.’s (“Telefónica”) ability to continue as a going concern, as well as a description of certain measures adopted by the Argentine Government in response to the Argentine economic crisis, the fact that the recoverability of the booked value of fixed assets of Telefónica’s telecommunication business as of September 30, 2001 depended on the outcome of the ongoing renegotiation of rates and that the effect of the devaluation of the Argentine Peso could cause the Company’s shareholders’ equity to become negative.

3.	The financial statements mentioned in paragraphs 1 and 2 are the responsibility of the Company’s management. Our responsibility is to express an opinion on the consolidated financial statements mentioned in paragraph 1 based on our audit with the scope mentioned in paragraph 4.

4.	We conducted our audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

5.	We have not audited the financial statements of Telinver S.A. (a consolidated subsidiary of Telefónica) as of September 30, 2002 that were used by Telefónica to prepare the consolidated financial statements of Telefónica with its subsidiary as of that date. The negative equity interest in Telinver S.A. as of September 30, 2002 amounted to $31 million (amount calculated considering the Company’s indirect ownership interest in such company) and the net loss computed in the consolidated financial statements for the investment in this company amounted to $88 million (amount calculated considering the Company’s indirect ownership interest in such company). The financial statements of Telinver S.A. for the nine-month period ended September 30, 2002 used by Telefónica to prepare its consolidated financial statements for the period then ended, were audited by other auditors who issued their report, which has been provided to us by the Company, dated November 4, 2002, expressing an unqualified opinion according to generally accepted auditing standards in the United States of America. Those auditors also included an explanatory paragraph in their report relating to uncertainties for the existence of substantial doubt about Telinver S.A.’s ability to continue as a going concern. Our opinion included in paragraph 6. of this report, insofar as it relates to the amounts included for Telinver S.A. for the nine-month period ended September 30, 2002 is based on the report of those auditors.

6.	In our opinion, the consolidated financial statements mentioned in paragraph 1. present fairly, in all material respects, the financial position of the Company and its consolidated subsidiaries as of September 30, 2002 and the results of their operations and their cash flows for the fiscal year then ended, in conformity with generally accepted accounting principles applicable to consolidated financial statements in Argentina.

7.	During 2002 a significant change has been implemented in the economic model of Argentina, as well as in the Convertibility Law that was in place since March 1991 (whereby the Argentine peso was pegged at parity with the US dollar). The main consequences of the set of measures adopted by the Argentine Federal Government are (a) the devaluation of the Argentine peso with respect to the US dollar and de-dollarization of most of the assets and liabilities in foreign currency held in the country; (b) the default on the payment of the Government’s internal and external debt; (c) the introduction of monetary exchange control measures of foreign currency, (d) the increase in domestic prices, and (e) in the case of Telefónica, the need to renegotiate with the Government future rates that Telefónica will charge to its customers for telecommunications services. As a result of the need to renegotiate with the Government future rates, the amount of future telecommunications service revenues and net cash flows cannot be predicted with certainty. As of September 30, 2002, the recoverability of the net amount booked in fixed assets corresponding to the telecommunications business and minimum presumed income tax credit, totaling $5,709 million and $24 million, respectively (amounts calculated considering the Company’s ownership interest in Telefónica) and of the booked amount of goodwill related to the Company´s investment in Telefónica as of September 30, 2002 of $353 million, may be affected by the outcome of the rate renegotiation and the resulting impact on Telefónica’s operations. Future negative economic developments may result in the adoption of further measures by the Argentine Government, including changes to those measures already adopted. Note 22 to the consolidated financial statements includes references to the notes where the impact on the financial statements of the measures implemented by the Argentine Government is described.

8.	The consolidated financial statements as of September 30, 2002 have been prepared assuming that the Company and Telefónica will continue as a going concern. As discussed in note 8.1. to the accompanying consolidated financial statements, as of September 30, 2002 consolidated current assets in foreign currency are lower than consolidated current liabilities in foreign currency and it is uncertain whether the Company and Telefónica will obtain refinancing or additional credit lines to be able to pay their current debt or whether the Central Bank will authorize transfers abroad to pay foreign creditors. The situations described above and the potential adverse effect of the outcome of the pending rate negotiation mentioned in paragraph 7, give rise to a substantial doubt about the ability of the Company and Telefónica to continue as a going concern. Management´s plans concerning these matters are also described in notes 8.1 and 12 to the consolidated financial statements. The consolidated financial statements as of September 30, 2002 do not include any adjustments or reclassifications that might result from the outcome of these uncertainties.

9.	Accounting principles generally accepted applicable to consolidated financial statements in Argentina vary, in certain significant respects, from generally accepted accounting principles in the United States of America. The application of the latter would have affected the determination of net loss for the fiscal year ended September 30, 2002 and the determination of shareholders’ equity and financial position at September 30, 2002, to the extent summarized in Note 18 to the accompanying consolidated financial statements.

Buenos Aires, November 22, 2002
DELOITTE & Co. S.R.L.
C.P.C.E.C.A.B.A. Vol. 1 – F° 3

ALBERTO LOPEZ CARNABUCCI
(Partner)
Public Accountant – U.B.A.
C.P.C.E.C.A.B.A. Vol. 212 – F° 200

[PRICEWATERHOUSE COOPERS LOGO]

Price Waterhouse & Co.

Firma miembro de PricewaterhouseCoopers

Av. A. Moreau de Justo 270, Piso 2°

C1107AAF Ciudad de Buenos Aires

Tel. (54-11) 4319-4600

Fax (54-11) 4315-6448/9

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of

Telinver S.A.

In our opinion, the accompanying balance sheet and the related statement of operations, of changes in shareholders’ deficit and of cash flows present fairly, in all material respects, the financial position of Telinver S.A. at September 30, 2002, and the result of its operations and its cash flows for the nine-month period then ended in conformity with accounting principles generally accepted in Argentina. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion. The financial statements of Telinver S.A. at September 30, 2001, were audited by other independent accountants who have ceased operations. Those independent accountants expressed an unqualified opinion on those financial statements in their report dated November 13, 2001.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company’s continuation as a going concern is dependent upon, among other things, the achievement of future profitable operations and the ability to generate sufficient cash from operations, public and private financing and other funding sources to meet its obligations. As discussed in Notes 7 and 11 to the financial statements, the Company has a Ps.47.5 million shareholders’ deficit and a Ps.84.8 million working capital deficiency at September 30, 2002. In addition, the Company has suffered a Ps.125.6 million net loss and a Ps.9.1 million operating loss during the nine-month period then ended. Furthermore, as described in Note 16 to the financial statements, during the nine-month period ended September 30, 2002, the Company was negatively impacted by the Argentine’s government’s adoption of various economic measures and the devaluation of the Argentine peso. These circumstances raise substantial doubt about the Company’s ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Accounting principles generally accepted in Argentina vary in certain important respects from accounting principles generally accepted in the United States of America and as allowed by Item 18 to Form 20-F. The application of the latter would have affected the determination of net loss for the nine-month period ended September 30, 2002 and the determination of total shareholders’ deficit as of September 30, 2002 to the extent summarized in Note 17 to the financial statements.

/s/    PricewaterhouseCoopers

Buenos Aires, Argentina

November 4, 2002

REPORT OF INDEPENDENT PUBLIC

ACCOUNTANTS

To

COMPAÑIA INTERNACIONAL

DE TELECOMUNICACIONES S.A.:

1. We have audited the accompanying consolidated balance sheets of Compañía Internacional de Telecomunicaciones S.A. (an Argentine corporation) and its consolidated subsidiaries as of September 30, 2001 and 2000 and the related consolidated statements of income, cash flows and changes in shareholders’ equity for the years ended September 30, 2001, 2000 and 1999, all expressed in Argentine pesos (Note 2.3.). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

2. We conducted our audits in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

3. As described in Note 22. to the accompanying consolidated financial statements, subsequent to November 16, 2001, the date of our original report, a deep change has been implemented in the economic model of Argentina as well as in the Convertibility Law that was in place since March 1991 (whereby the Argentine peso was pegged at parity with the US dollar). The main consequences of the set of measures adopted by the Argentine Federal Government, which are detailed in the above mentioned note, are (a) the devaluation of the Argentine peso with respect to the US dollar and de-dollarization of certain assets and liabilities in foreign currency held in the country; (b) the implementation of restrictions on the withdrawal of funds deposited with financial institutions; (c) the restriction on transfers abroad on account of financial loan principal service and dividend distributions without prior authorization from the Banco Central de la República Argentina; (d) the increase in domestic prices and (e) in the case of Telefónica de Argentina S.A. (“Telefónica”), the need to renegotiate with the Argentine Federal Government future rates that Telefónica will charge to its customers for telecommunications services (Notes 12.1. and 22.). The future development of the economic crisis may require further measures from the Argentine Federal Government. The accompanying consolidated financial statements should be read taking into account the issues mentioned above. The recoverability of the amount booked as of September 30, 2001 in fixed assets corresponding to the telecommunications business of Telefónica totaling 2,911 million, considering the Company’s ownership interest in such company, depends on the effect that the outcome of the rate renegotiation may have on Telefónica’s operations. Additionally, the estimated effect of the devaluation on the Company’s shareholders’ equity, after computing the exchange difference that should be capitalized on the basis of effective accounting standards in Argentina, could cause the Company to fall within one of the mandatory capital reduction events or within a dissolution event (if the Company’s shareholders’ equity becomes negative) provided by sections 206 and 94 of the Business Associations Law effective in Argentina.

4. In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Compañía Internacional de Telecomunicaciones S.A. and its consolidated subsidiaries as of September 30, 2001 and 2000 and the results of their operations and their cash flows for the years ended September 30, 2001, 2000 and 1999 in conformity with generally accepted accounting principles applicable to consolidated financial statements in Argentina (“Argentine GAAP”).

5. The financial statements as of September 30, 2001 have been prepared assuming that the Company and Telefónica will continue as a going concern. As discussed in paragraph 3. and further in Note 22. to the accompanying consolidated financial statements, subsequent to November 16, 2001, the date of our original report, a deep change has been implemented in the economic model of Argentina, as well as in the Convertibility Law that was in place since March 1991 (whereby the Argentine peso was pegged at parity with the US dollar). The Company’s consolidated current assets in foreign currency are lower than the respective current liabilities in foreign currency as of September 30, 2001 and it is uncertain whether, owing to the macroeconomic situation described in Note 22., the Company and Telefónica will obtain refinancing or additional credit lines to be able to pay their current debts or whether the Banco Central de la República Argentina will authorize transfers abroad to pay to foreign creditors. The situations described above and the potential adverse effect of the outcome of the pending rate negotiation of Telefónica mentioned in paragraph 3., give rise to a substantial

2

doubt about the Company and Telefónica’s ability to continue as a going concern. The financial statements as of September 30, 2001 do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result from the outcome of these uncertainties.

6. Accounting practices of the Company used in preparing the accompanying consolidated financial statements conform with Argentine GAAP, but do not conform with accounting principles generally accepted in the United States of America (“US GAAP”). A description of the significant differences between Argentine GAAP and US GAAP and the approximate effect of those differences on consolidated net income and shareholders’ equity are set forth in Note 18 of the Notes to the consolidated financial statements.

Buenos Aires,	PISTRELLI, DIAZ Y ASOCIADOS
November 16, 2001, except with respect	C.P.C.E.C.F. Vol. 1—Fol. 8
matters discussed in Note 22. as to which the
date is February 26, 2002
EDUARDO C. CODURI Partner Certified Public Accountant Buenos Aires University C.P.C.E.C.F. Vol. 163—Fol. 202

COMPAÑIA INTERNACIONAL DE TELECOMUNICACIONES S.A.

Registered Address: Tucumán 1—18th floor, Buenos Aires

CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2002 AND 2001 AND FOR

THE FISCAL YEARS ENDED SEPTEMBER 30, 2002, 2001 AND 2000

(stated in millions of constant Argentine pesos of September 30, 2002—see Note 2.3.)

Principal Business:	Direct or indirect participation in businesses related to the areas of telecommunications, other forms of communications and energy.

Registration with the Public Registry of Commerce:

—	Of the articles of incorporation: October 4, 1990.
—	Of the last change to the bylaws: October 29, 2001. See Notes 19. and 24.

Registration number with the “Inspección General de Justicia” (“IGJ” the governmental regulatory agency of corporations): 1,528,250.

Duration of the corporation: through October 1, 2089.

Fiscal year-end: September 30. See Note 24.

Capital structure: See Note 6.

COMPAÑIA INTERNACIONAL DE TELECOMUNICACIONES S.A.

CONSOLIDATED BALANCE SHEETS

AS OF SEPTEMBER 30, 2002 AND 2001

(stated in millions of constant Argentine pesos of September 30, 2002—see Note 2.3.)

	2002	2001
CURRENT ASSETS
Cash and cash in banks (Note 3.a)	62	22
Investments (Note 23.b)	294	52
Trade receivables (Note 3.b)	426	1,504
Other receivables (Note 3.c)	201	399
Inventories (Note 3.d)	46	51
Other assets (Note 3.e)	3	—

Total current assets	1,032	2,028

NONCURRENT ASSETS
Trade receivables (Note 3.b)	7	102
Other receivables (Note 3.c)	127	55
Investments (Note 23.a)	19	93
Fixed assets (Note 23.c)	8,824	9,956
Intangible assets and deferred charges (Note 23.d)	435	493

Total noncurrent assets	9,412	10,699

Total assets	10,444	12,727

CURRENT LIABILITIES
Trade payables (Note 3.f)	468	650
Bank and other financial payables (Note 3.g)	4,100	2,949
Payroll and social security taxes payable (Note 3.h)	75	146
Taxes payable (Note 3.i)	80	203
Other payables (Note 3.j)	58	106
Reserves (Note 23.e)	3	7

Total current liabilities	4,784	4,061

NONCURRENT LIABILITIES
Trade payables (Note 3.f)	70	71
Bank and other financial payables (Note 3.g)	4,282	2,795
Payroll and social security taxes payable (Note 3.h)	33	82
Other payables (Note 3.j)	72	105
Reserves (Note 23.e)	129	181

Total noncurrent liabilities	4,586	3,234

Total liabilities	9,370	7,295
MINORITY INTEREST IN SUBSIDIARIES	752	2,222
SHAREHOLDERS’ EQUITY (per related statement)	322	3,210

Total liabilities, minority interest in subsidiaries and shareholders’ equity	10,444	12,727

The accompanying Notes 1 to 24 are an integral part of these financial statements.

COMPAÑIA INTERNACIONAL DE TELECOMUNICACIONES S.A.

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED SEPTEMBER 30, 2002, 2001 AND 2000 (1)

(stated in millions of constant Argentine pesos of September 30, 2002, except for per share amounts which are stated in constant Argentine pesos—see Note 2.3.)

	2002	2001(2)	2000(2)
NET REVENUES	3,885	6,196	6,542
COST OF SERVICES PROVIDED (Note 3.k)	(2,522)	(3,143)	(3,791)

Gross profit	1,363	3,053	2,751
ADMINISTRATIVE EXPENSES (Note 23.h)	(519)	(657)	(531)
SELLING EXPENSES (Note 23.h)	(762)	(924)	(462)

Operating income	82	1,472	1,758
LOSS ON EQUITY INVESTMENTS	(8)	(4)	(9)
OTHER EXPENSES, NET (Note 23.h)	(155)	(250)	(331)
FINANCIAL INCOME (LOSS) ON ASSETS, NET (Note 23.h)	(754)	(106)	208
FINANCIAL INCOME (LOSS) ON LIABILITIES, NET (Note 23.h)	(3,341)	(482)	(504)
UNUSUAL ITEMS (Note 23.h)	—	(15)	—

(Loss) Income for the year from continuing operations before income tax and minority interest in subsidiaries	(4,176)	615	1,122
INCOME TAX (Note 2.6.h)	(67)	(376)	(447)
MINORITY INTEREST IN SUBSIDIARIES	1,355	(242)	(372)

Net (loss) income for the year from continuing operations	(2,888)	(3)	303
NET LOSS OF TELEFONICA’S SPUN-OFF BUSINESSES (Note 4.2.)	—	(46)	(2)

Net (loss) income for the year	(2,888)	(49)	301

(1)	See Note 4.
(2)	See Note 2.10.

The accompanying Notes 1 to 24 are an integral part of these financial statements.

COMPAÑIA INTERNACIONAL DE TELECOMUNICACIONES S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEAR ENDED SEPTEMBER 30, 2002

(stated in millions of constant Argentine pesos of September 30, 2002—see Note 2.3.)

	2002
	Shareholders’ contributions
	Common			Preferred
	Capital stock			Capital stock
Description	Face value	Adjustment to capital stock	Premium on share issue	Face value	Adjustment to capital stock	Adjustment to redemption value	Subtotal
Balance at beginning of year	531	1,555	34	14	45	2	2,181
Adjustment to preferred stock´s redemption value (1)	—	23	—	—	—	(23)	—
Net loss for the year	—	—	—	—	—	—	—

Balance at end of year	531	1,578	34	14	45	(21)	2,181

	2002
	Retained earnings
Description	Legal reserve	Reserve for future dividends	Unappropriated losses		Total
Balance at beginning of year	228	844	(43)		3,210
Adjustment to preferred stock´s redemption value (1)	—	—	—		—
Net loss for the year	—	—	(2,888)		(2,888)

Balance at end of year	228	844	(2,931	)(2)	322

(1)	See Note 5.
(2)	See Note 21.

The accompanying Notes 1 to 24 are an integral part of these financial statements.

COMPAÑIA INTERNACIONAL DE TELECOMUNICACIONES S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEAR ENDED SEPTEMBER 30, 2001

(stated in millions of constant Argentine pesos of September 30, 2002—see Note 2.3.)

2001
Shareholders’ contributions
	Common			Preferred
	Capital stock			Capital stock
Description	Face value	Adjustment to capital stock	Premium on share issue	Face value	Adjustment to capital stock	Adjustment redemption value	Subtotal
Balance at beginning of year	531	1,555	34	17	54	2	2,193
Resolutions approved by the Regular Shareholders’ Meeting of December 18, 2000:
– Legal Reserve	—	—	—	—	—	—	—
– Reserve for future dividends	—	—	—	—	—	—	—
Resolutions approved by the Special Shareholders’ Meeting of April 30, 2001:			—	—	—	—	—
– Redemption of preferred stock	—	—	—	(3)	(9)	—	(12)
– Cash dividend, Class A preferred shares	—	—	—	—	—	—	—
– Cash dividend, Class B preferred shares	—	—	—	—	—	—	—
Effect of Telefónica’s spun-off businesses (1)	—	—	—	—	—	—	—
Net loss for the year	—	—	—	—	—	—	—

Balance at end of year	531	1,555	34	14	45	2	2,181

	2001
	Retained earnings
Description	Legal reserve	Reserve for Future Dividends	Unappropriated earnings (losses)	Total
Balance at beginning of year	212	565	302	3,272
Resolutions approved by the Regular Shareholders’ Meeting of December 18, 2000:
– Legal Reserve	16	—	(16)	—
– Reserve for future dividends	—	285	(285)	—
Resolutions approved by the Special Shareholders’ Meeting of April 30, 2001:
– Redemption of preferred stock	—	—	—	(12)
– Cash dividend, Class A preferred shares	—	(1)	—	(1)
– Cash dividend, Class B preferred shares	—	(5)	—	(5)
Effect of Telefónica’s spun-off businesses (1)	—	—	5	5
Net loss for the year	—	—	(49)	(49)

Balance at end of year	228	844	(43)	3,210

(1)	See Note 4.

The accompanying Notes 1 to 24 are an integral part of these financial statements.

COMPAÑIA INTERNACIONAL DE TELECOMUNICACIONES S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEAR ENDED SEPTEMBER 30, 2000

(stated in millions of constant Argentine pesos of September 30, 2002—see Note 2.3.)

2000
Shareholders’ contributions
	Common			Preferred
	Capital stock			Capital stock
Description	Face value	Adjustment to capital stock	Premium on share issue	Face value	Adjustment to capital stock	Adjustment redemption value	Subtotal
Balance at beginning of year	531	1,555	34	20	63	2	2,205
Resolutions approved by the Regular Shareholders’ Meeting of December 21, 1999:
– Legal Reserve	—	—	—	—	—	—	—
– Reserve for future dividends	—	—	—	—	—	—	—
Board of Directors’ resolutions of January 11 and July 21, 2000 voting cash dividends (0.03 (1) per share)	—	—	—	—	—	—	—
Resolutions approved by the Special Shareholders’ Meeting of April 28, 2000:
– Redemption of preferred stock	—	—	—	(3)	(9)	—	(12)
– Cash dividend, Class A preferred shares	—	—	—	—	—	—	—
– Cash dividend, Class B preferred shares	—	—	—	—	—	—	—
Net income for the year	—	—	—	—	—	—	—

Balance at end of year	531	1,555	34	17	54	2	2,193

	2000
	Retained earnings
Description	Legal reserve	Reserve for Future Dividends	Unappropriated earnings (losses)	Total
Balance at beginning of year	197	581	312	3,295
Resolutions approved by the Regular Shareholders’ Meeting of December 21, 1999:
– Legal Reserve	15	—	(15)	—
– Reserve for future dividends	—	296	(296)	—
Board of Directors’ resolutions of January 11 and July 21, 2000 voting cash dividends (0.03 (1) per share)	—	(305)	—	(305)
Resolutions approved by the Special Shareholders’ Meeting of April 28, 2000:
– Redemption of preferred stock	—	—	—	(12)
– Cash dividend, Class A preferred shares	—	(1)	—	(1)
– Cash dividend, Class B preferred shares	—	(6)	—	(6)
Net income for the year	—	—	301	301

Balance at end of year	212	565	302	3,272

(1)	Historical value.

The accompanying Notes 1 to 24 are an integral part of these financial statements.

COMPAÑIA INTERNACIONAL DE TELECOMUNICACIONES S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS (1)

FOR THE YEARS ENDED SEPTEMBER 30, 2002, 2001 AND 2000

(stated in millions of constant Argentine pesos of September 30, 2002—see Note 2.3.)

CHANGES IN CASH AND CASH EQUIVALENTS	2002	2001(6)	2000(6)
Cash and cash equivalents at end of year (2)	356	74	893
Cash and cash equivalents at beginning of year	74	893	482

Increase (Decrease) in cash and cash equivalents	282	(819)	411

CAUSES OF CHANGES IN CASH AND CASH EQUIVALENTS
Cash flows from operating activities of continuing operations:
Net (loss) income for the year from continuing operations	(2,888)	(49)	301
Net loss of Telefónica’s spun-off businesses	—	46	2
Adjustments to reconcile net (loss) income for the year to net cash provided by continuing operations:
Financial expenses (3)	3,262	174	(84)
Inflation loss on monetary accounts (4)	40	—	—
Fixed assets depreciation	1,413	1,356	1,530
Material consumption	66	67	55
Net book value of fixed assets retired	4	24	58
Net book value of intangible assets retired	8	—	—
Amortization of intangible assets and deferred charges	67	47	64
Cost of goods sold	23	174	108
Impairment in value of inventories	—	24	7
Increase in allowances and reserves	546	457	257
Loss on equity investments	8	4	9
Minority interest in subsidiaries	(1,355)	242	372
Payment of dividends to minority shareholders	(117)	(163)	(325)
Holding gains	10	—	—
Changes in assets and liabilities:
Other receivables (8)	(112)	(152)	(24)
Inventories	(24)	(177)	(146)
Payroll and social security taxes payable	6	(84)	15
Taxes payable	(50)	(66)	97
Other payables	(14)	9	11
Trade receivables	84	(234)	(544)
Trade payables	(111)	(210)	(139)
Investments	—	—	44

Total cash flows from operating activities of continuing operations	866	1,489	1,668

Cash flows (used in) provided by continuing investing activities:
Increase on equity investments	—	(11)	(20)
(Increase) decrease in other noncurrent investments	—	(66)	20
Purchases of fixed assets (5) (9)	(310)	(856)	(956)

Total cash flows used in continuing investing activities	(310)	(933)	(956)

Cash flows (used in) provided by continuing financing activities:
Increase in bank and other financial payables	303	3,637	4,010
Decrease in bank and other financial payables	(572)	(4,998)	(3,492)
Redemption of preferred stock	—	(12)	(12)
Payment of cash dividends	—	(6)	(312)
Increase in intangible assets (7)	(5)	(13)	—

Total cash flows (used in) provided by continuing financing activities	(274)	(1,392)	194

Spun-off assets	—	(146)	—
Cash flows provided by (used in) Telefónica’s spun-off businesses (6)	—	163	(495)

Total increase (decrease) in cash and cash equivalents	282	(819)	411

(1)	Cash and cash equivalents (investments with an original maturity not exceeding three months). See Note 2.5.
(2)	Supplemental information on cash flows, see Note 17.
(3)	Includes those not involving cash flows. In 2002, net of 33 million corresponding to the exchange gain (net of inflation loss) originated by cash and cash equivalents in foreign currency.
(4)	In 2002, net of 55 million corresponding to inflation loss originated by local currency cash and cash equivalents.
(5)	Net of 15 million, 40 million and 183 million financed by trade and bank and financial payables for the years ended September 30, 2002, 2001 and 2000, respectively.
(6)	See Note 4.
(7)	In 2002, net of 11 million financed by trade payable.
(8)	In 2001, net of 206 million related to the settlement of intercompany receivables, through the assignment of financial loans and of 66 million related to reclassification of Patriotic Bond from noncurrent investments to other noncurrent receivables.
(9)	In 2002, net of 29 million of capitalized exchange differences.

The accompanying Notes 1 to 24 are an integral part of these financial statements.

COMPAÑIA INTERNACIONAL DE TELECOMUNICACIONES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2002, 2001 AND 2000

(amounts stated in constant Argentine pesos, except where expressly indicated that figures are stated in other currency—see Note 2.3.)

1.    CORPORATE OBJECTIVE

Compañía Internacional de Telecomunicaciones S.A. (“Cointel” or “the Company”) controls Telefónica de Argentina S.A. (“Telefónica”) which has a license for an unlimited period of time to provide Basic Telephone Services to the Southern Region of Argentina. The license, as granted, was exclusive through November 8, 1997, with the possibility of a three-year extension. On March, 1998 the National Executive Power issued Decree No. 264/98 which generally extended the period of exclusivity with respect to the provision of Basic Telephone Services until late 1999 and over time opening the telecommunications sector in Argentina to increased competition. In this context, the Secretary of Communications (“SC”) issued Resolution No. 1,686/99, which provided that the transition period to competition in telecommunications ended on October 10, 1999. In this respect, on March 31, 1999, Telefónica signed a contract with the SC whereby Telefónica was granted a license for an unlimited period of time to provide local, domestic and international long-distance telephone services and telex services in the Northern Region of Argentina. Telefónica´s obligations under this license mainly relate to service quality and coverage of the areas to be serviced. Additionally, on June 9, 2000, the National Executive Power issued Decree No. 465/00, which provides for the total deregulation of the telecommunication market since November 9, 2000. On September 3, 2000, the National Executive Power issued Decree No. 764/2000 which, in the context of such deregulation, approved the Rules for Licenses for Telecommunication Services, the Rules for Interconnection, the Rules for Universal Service and the Rules for the Management and Control of Radioelectric Spectrum. (See Notes 7. and 12.).

Additionally, on April 10, 2002, Telefónica’s General Ordinary and Special Shareholders’ Meetings approved an amendment to the corporate purpose. The corporate purpose was broadened for Telefónica to be able to engage in other types of businesses not strictly related to rendering telecommunications services, including: purchasing equipment, infrastructure, and telecommunications-related goods, as well as rendering any type of services, such as consulting and accounting, human resources and tax administration services. In view of the broadening of the corporate purpose, it is necessary to obtain the related authorization of telecommunication regulatory authorities. The related request has been made to the SC and is pending. Therefore, the mentioned changes to our corporate purpose are subject to administrative approval by the SC.

Telefónica, S.A. (“TESA”), formerly known as Telefónica de España S.A., a Spanish company, indirectly controlling the Company, has carried out a plan to make a global reorganization of its group operations by line of business. As a result of such reorganization, Telefónica and, consequently, the Company, no longer hold an interest in certain indirectly controlled companies. See Note 4.

2.    SIGNIFICANT ACCOUNTING POLICIES

2.1.  Consolidated financial statements

The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles in Argentina (“Argentine GAAP”) applicable to consolidated financial statements in accordance with the requirements of the National Securities Commission (“Comisión Nacional de Valores” or “CNV”) and are presented in constant Argentine pesos (see Note 2.3.). The consolidated financial statements also include certain reclassifications and additional disclosures in order to conform more closely to the form and content required by the Securities and Exchange Commission of the United States of America (“SEC”).

In accordance with Argentine GAAP and current Argentine legislation, the presentation of the parent company’s individual financial statements is required. Consolidated financial statements are to be included as supplementary information to the individual financial statements. For the purpose of these financial statements, individual financial statements have been omitted since they are not required for SEC reporting purposes.

Following the procedure established by Technical Resolution (“RT”) No. 4 of the Argentine Federation of Professional Councils in Economic Sciences (“FACPCE”) and the applicable standards of the CNV, the Company has consolidated, line by line, its balance sheet as of September 30, 2002 with the consolidated balance sheet included in the consolidated financial statements of Telefónica and its subsidiary Telinver S.A. (“Telinver”) as of September 30, 2002; companies in which Cointel holds a controlling interest whether directly or indirectly. Moreover, due to Telefónica’s and Telinver’s fiscal year-end date change (see Note 2.7.) the Company has consolidated, line by line, its statements of operations and cash flows for the year ended September 30, 2002 using the consolidated statements of operations and cash flows included in the consolidated financial statements of Telefónica and Telinver for the three-month fiscal year ended December 31, 2001, plus the consolidated statements of operations and cash flows included in the consolidated financial statements of Telefónica and Telinver for the nine-month period ended September 30, 2002.

The consolidated financial statements as of September 30, 2001 and 2000 were prepared using the financial statements as of those dates of Telefónica and its subsidiary Telinver, considering the retroactive reclassifications mentioned in Note 2.10.

The consolidated financial statements as of September 30, 2000 have been prepared using the financial statements as of that date of Telefónica and its subsidiaries Telinver and its subsidiaries Call Center S.A. (“Call Center”); Telefónica Comunicaciones Personales S.A. (“TCP”), Telefónica Data Argentina S.A. (“TDA”) (formerly Advance Telecomunicaciones S.A.) and the financial statements of TYSSA Telecomunicaciones y Sistemas S.A. (“TYSSA”) as of June 30, 2000, companies in which Telefónica held a controlling interest whether directly or indirectly.

All material intercompany accounts and transactions have been eliminated in consolidation.

As of September 30, 2002, the Company’s controlling interest in its subsidiaries are as follows:

Company	Business	Capital stock (1)		% of capital stock and % of votes		Shareholding
Telefónica	Telecommunications services (5)	1,746,052,429	(4)	64.83	(2)	Direct
Telinver	Commercial, investment and telecommunications services, among others	49,623,218		64.83	(3)	Indirect

(1)	Total face value, in Argentine pesos.
(2)	See Note 4.
(3)	Telefónica’s interest in Telinver amounts to 99.99%.
(4)	Includes 2,355 treasury shares. See Note 4.2.
(5)	See Note 1.

2.2.  Generally accepted accounting principles

In preparing these financial statements, the Company used the valuation methods required by applicable resolutions of the CNV which, in the Company’s case, do not differ from those required by the FACPCE, and approved by the Professional Council of Economic Sciences of the City of Buenos Aires (“CPCECABA”). See Note 2.9.

2.3.  Presentation of financial statements in constant Argentine pesos

Until the six-month period ended March 31, 2002, the Company’s financial statements have been prepared recognizing the effects of changes in the purchasing power of money only through August 31, 1995 (maintaining the restatements recorded until that date), by the restatement of amounts to constant pesos of August 1995 according to RT No.6 of FACPCE. Effective September 1, 1995, for Argentine GAAP purposes, and considering the economic stability conditions as of such date and according to the requirements of General Resolution No. 272 of the CNV, the Company had discontinued the application of the restatement method. This accounting was applied under Argentine GAAP until December 31, 2001.

However, as a result of the new inflationary conditions (the increase in the applicable index for restatement of financial statements (wholesales prices) was 121.2% in the period January 2002 through September 2002), and the changes to the Argentine economic model resulting from the enactment of the Public Emergency and Exchange System Reform Law, which are described in detail in Note 22., on March 6, 2002, the CPCECABA approved Resolution MD No. 3/2002 which sets forth, among other provisions, the reintroduction of the inflation adjustment established by RT No. 6, applied to fiscal years or interim periods ended as from March 31,2002, with the changes recently incorporated by RT No. 19 issued by the FACPCE, adopted by Resolution CD No. 262/01 of the CPCECABA to be applied to fiscal years beginning July 1, 2002, inclusive, and provides that all recorded amounts restated by changes in the general purchasing power until the interruption of such adjustments and any other amounts originated in transactions during the stability period are to be considered stated in currency of December 2001.

On July 16, 2002, the National Executive Power issued Decree 1269/02 repealing Decree 316/95, instructing the CNV, among others, to issue the necessary regulations for the acceptance of financial statements in constant pesos. On July 25, 2002, under Resolution No. 415/02, the CNV reinstated the requirement to submit financial statements in constant pesos.

In accordance with the above, the financial statements of the Company as of September 30, 2002 and 2001 and for the years ended September 30, 2002, 2001 and 2000 have been prepared in constant pesos (restated according to the changes in the Argentine wholesale price index published by the INDEC (Argentine Institute of Statistics and Census)) in compliance with the mentioned accounting standards and the regulations issued by the National Executive Power and the CNV.

The restatement in constant Argentine Pesos method must be applied to the costs booked immediately prior to the capitalization of the exchange differences mentioned in Note 2.6.e).

2.4.  Financial instruments with off-balance sheet risk and concentration of credit risk

The Company has not had a fixed policy of entering into derivative financial instruments for managing its exposure to market risk. As of the date of these financial statements, Telefónica has entered into the following instruments to manage its exposure to the risk of fluctuation of the exchange rate of significant indebtedness denominated in currencies other than the United States dollar.

1.	Effective September 29, 1999, Telefónica entered into a foreign currency swap agreement with Citibank N.A. to hedge the risk of fluctuations in the yen-dollar exchange rate, in connection with a loan amounting to 8.8 billion Japanese yen granted by The Export Import Bank of Japan (currently the Japan Bank for International Cooperation) and maturing in February 2011, which accrues interest at a rate of 2.3% per annum. Such swap agreement provides a fixed exchange rate of 104.25 yen per US dollar. The interest rate to be paid to Citibank N.A. during the term of the loan for the dollars received is 7.98% per annum. As of September 30, 2002, the related liability, taking into account the effect of the above-mentioned swap and the additional interest accrued, amounts to US$84 million. The contract establishes, among other provisions for this type of transaction, certain events of default under which the creditor may accelerate payments terms. Events of default include failure to pay financial debts for amounts in excess of 2% of Telefónica shareholders’ equity.

2.	During December 1999, Telefónica entered into a foreign currency swap agreement with Citibank N.A. to hedge the risk of fluctuations in the euro-dollar exchange rate, in connection with Telefónica’s net position of assets and liabilities in euros, including the balance of the loan granted by The Istituto Centrale Per il Credito a Medio Termine (“Mediocredito Centrale”) which matures in November 2014, and accrues interest at a rate of 1.75% per annum. Such swap agreement has an 8-year term until November 2007 and provides a fixed exchange rate of 0.998 euro per US dollar. The interest rate to be paid to Citibank N.A. during the term of the loan for the dollars to be received is 2.61% per annum.

The only significant concentration of credit and operations as of September 30, 2002 and 2001 was with the Argentine Government (Federal, Provincial and Municipal Government and Governmental agencies). Trade receivables from the Argentine Government as of September 30, 2002, 2001 and 2000 amounted to 87 million, 212 million and 204 million, respectively (in constant pesos of September 30, 2002) for Telefónica, and 5 million and 16 million (in constant pesos of September 30, 2002) for Telinver as of September 30, 2002 and 2001, respectively. The percentages of net revenues derived from services rendered to the Argentine Government for the years ended September 30, 2002, 2001 and 2000 were 3.5%, 3.9% and 4.4%, respectively.

Of the above-mentioned balances as of September 30, 2002 not yet collected as of the date of issuance of these financial statements, approximately 81 million were past due as of September 30, 2002. On the basis of Telefónica’s current collection efforts and the information available as of the date of issuance of these financial statements about Argentina’s future economic perspectives, Telefónica’s Management has estimated the possible collection terms and conditions of the receivables from government entities mentioned above. The estimated financial effects of the possible deferral of collections from such government agencies have been considered to determine the allowance for doubtful accounts as of September 30, 2002. The portion of net value related to those receivables that Telefónica estimates will not be collected within 12 months has been classified as noncurrent as of September 30, 2002 and 2001 (see Note 3.l).

2.5.  Statement of cash flows

In the statement of cash flows, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash and cash equivalents.

2.6.  Valuation methods

The preparation of financial statements in conformity with generally accepted accounting principles in Argentina requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during each year (see Notes 2.6.e), 2.6.f), 2.6.h), 8. and 12., in connection with material estimates related to Telefónica’s revenues and the Company’s and Telefónica’s future financing). The ultimate results could differ from those estimates.

These financial statements include the effects derived from the economic and exchange regulations known as of the date of issuance of these financial statements. All the estimates made by the Company´s and Telefónica’s Management have been calculated taking into account the above mentioned effects. The effects of additional economic regulations that could be implemented by the Government will be disclosed in the financial statements when they become known to the Company’s Management (see Note 22.).

The principal valuation methods used in the preparation of the consolidated financial statements are as follows:

a)	Cash and banks, trade receivables, current investments, other receivables, payroll and social security taxes and other payables (except bank and financial payables):

—	In local currency (Argentine Pesos): at nominal value, including financial income/expense accrued through the end of each year, if applicable.

—	In foreign currency: at the exchange rate applicable to its settlement in effect at the end of each year according to the intended use by the Company, including accrued financial income/expenses, if applicable. The exchange differences, net of those capitalized as described in Note 2.6.e), were credited/charged to income/expense of each year. The related detail is disclosed in Note 23.g).

Mutual funds have been valued at the market value as of the year ended September 30, 2001, net of estimated sale expenses.

Trade receivables include services provided and settlements with foreign correspondents billed, as well as services and settlements accrued but unbilled as of the end of each year, the latter being determined based upon information about actual consumption, subsequent billings and estimates using historical data.

Trade receivables are disclosed net of the allowance for doubtful accounts, which has been assessed based on historical data and the estimated trend of collections. Telefónica includes as a receivable the portion accrued as of each year end of the surcharge for late payment included in the invoices for payments until the “second due-date” of the invoice. For amounts that are past-due beyond the second due date provided in the original invoice, the interest for late payment is recorded in the cases in which Telefónica estimates that it is likely that it will recover it.

Prepaid services: includes payments made to IBM Argentina S.A. (“IBM”) in excess of the portion of the contract’s total cost expensed through the period-end for the basic services received (see Note 11.1.). Such amount is disclosed net of the deferred gain from the sale of the assets transferred to IBM, which is accrued on a straight-line basis over the term of the contract.

“Patriotic Bond”: accounted for at face value in foreign currency, stated at the exchange rate applicable to its settlement in effect at the end of each year according to the intended use of the Bond by Telefónica, plus the financial income accrued until those dates. Telefónica intends to hold the Patriotic Bond until the related maturity date and apply it against future taxes (see Note 15.1.). As of September 30, 2001, the investment had been disclosed under noncurrent investments.

Tax credit certificates (“TCC”): as of September 30, 2002 they were accounted for at face value plus the “benchmark stabilization coefficient” and the financial income accrued until the end of each year. Telefónica intends to hold the tax credit certificates until the related maturity date and apply them against future taxes (see Note 15.2.)

Payroll and social security taxes payable: include (i) pre-retirement agreements with employees, which are recorded on the basis of the present value of such agreements (see Note 3.h) and ii) the non-remunerative benefit granted to workers suspended for a one-year term representing the payment pending at the end of the year.

Universal Service contribution (see Note 14.a): Telefónica calculates the charge for the universal service contribution, consisting of 1% of revenues from telecommunications services, net of automatic deductions (deductions not requiring regulatory approval) provided by the related Regulation and in accordance with Telefónica’s estimates of the amounts payable within each year, since the detailed rules of calculation and payment of this tax are still pending. If resulting in a balance payable to the universal service fund, such net amount is booked as liability. On the other hand, all deductions and subsidies which must first be approved by the regulatory entity are booked by Telefónica as receivable in the year in which its reimbursement is approved by such entity.

Other payables mainly include: a) the amounts payable for the settlement of certain legal actions involving the contributions that Telefónica is required to make to the employee’s “Compensatory Fund”, which were recorded at the present value of the future payments agreed upon. Also, other payables include the amounts payable under the agreement of extraordinary contribution to the Compensatory Fund executed by Telefónica that were recorded at the present value of the payments agreed upon, b) Benefits under the Collective Labor Agreements for Telefónica’s employees who retire on reaching normal retirement age, or earlier due to disability or death. The liability for these benefits is stated at the present value and has been determined based on the number of employees in service as of the end of each year and the probability of their qualifying for this benefit and c) a balance related with an agreement executed with Deutsche Bank S.A., whereby the Company purchased, on November 28, 2001, US$15 million at an exchange rate of 1.0725 per US dollar. The premium imputed in the agreement was amortized by the straight-line method over the life of the agreement.

b)    Inventories:

Raw materials and supplies have been accounted for at replacement cost, which does not exceed their estimated realizable value.

Costs related to directories in process have been accounted for at their production cost adjusted for inflation. This amount does not significantly differ from restated reproduction cost and does not exceed its estimated realizable value.

Telephony equipment and other equipment (including telephone accessories and prepaid cards) have been accounted for at replacement cost up to the limit of its estimated realizable value.

Inventories are accounted for net of the allowance for impairment in value and slow turnover, determined based on inventory recoverability analysis at each year-end.

c)    Other assets:

In 2002, other assets include buildings no longer used in the Company’s operations and intended for sale. The carrying value does not exceed their estimated realizable value.

d)    Noncurrent investments:

The equity interest in E-Commerce Latina S.A. (“ECL”) as of September 30, 2002 and 2001, was accounted for by the equity method based on its financial statements as of September 30, 2002 and 2001 expressed in constant pesos, respectively, prepared in accordance with accounting principles consistent with those used by the Company.

As of September 30, 2001, Telefónica held an interest of approximately 1% in Tele Brasil Sul Celular Participacoes S.A. (TBSCP). The equity interest in TBSCP as of September 30, 2001 and 2000 was recorded at acquisition cost up to the value calculated by the equity method.

Other investments represent Telefónica’s interest in Intelsat Ltd. (formerly known as International Telecommunications Satellite Organization (“Intelsat”)) and its interest in New Skies Satellites N.V. as of September 30, 2002 and 2001. They have been accounted for at the U.S. dollar amount of paid-in capital, stated at the exchange rate applicable to its settlement in effect at the end of each year up to the limit of its interest value by the equity method, determined on the basis of the latest available financial information. As a result of the registration of Intelsat as a commercial entity, the requirement that Telefónica may not sell its interest in Intelsat without the prior consent of the regulatory authorities was eliminated (see Note 20.b).

Listed shares of Telefónica: relates to Class “B” Telefónica shares sold by the Company under repurchase agreements (see Note 8.2.1.). Until June 30, 2001, they were stated at their market value net of estimated selling expenses since the Board of Directors determined the free disposition of these shares. As from September 30, 2001 and according to the operations described in Note 8.2.1., the Company’s Management ceased to consider such shares as freely available and consequently, such shares (representing approximately 2.3% of the Company’s equity interest in Telefónica) were considered in the consolidation process with Telefónica’s financial statements.

e)    Fixed assets:

Fixed assets received from Empresa Nacional de Telecomunicaciones (“Entel”) have been valued at their transfer price to Telefónica restated as indicated in Note 2.3., and subsequent additions have been valued at cost, depreciated by the straight-line method over their remaining useful lives. The cost of work in process, whose construction extends over a period of time, includes the financial cost net of the effect of inflation, if applicable, incurred on by third party payables, related to the investment during the construction period through the time the asset is ready for use. Capitalized interest and exchange differences net of the effect of inflation, if applicable, included in construction in process for the years ended September 30, 2002, 2001 and 2000 totaled 41 million (including 29 million of capitalized exchange difference), 89 million and 117 million, respectively (in constant pesos of September 30, 2002).

For those assets whose operating condition warrants replacement earlier than the end of the useful life assigned to its fixed asset category, Telefónica calculates depreciation charge based on the estimated remaining useful life assigned in accordance with Telefónica’s investment plan.

CNV General Resolution No. 398 provides, under exceptional circumstances, for the application of CPCECABA Resolution MD No. 3/2002 mentioned in Note 2.3., which provides that the exchange rate differences arising as from January 6, 2002, related to liabilities in foreign currency as of such date must be allocated to the cost of assets acquired or constructed with such financing, as long as a series of conditions and requirements established in such professional standards are complied with.

As indicated in Resolution MD No.3/2002 of CPCECABA, the capitalized exchange differences act as an anticipated recognition of the changes in the purchasing power of the currency and are to be absorbed by the inflation restatement of the book values of the assets that qualify for recognition of exchange differences. In this regard, the residual value of the capitalizable exchange differences as provided by General Resolution MD 3/2002 as of September 30, 2002 has been fully absorbed by the value of these items that has been restated into constant pesos, as the inflation coefficients are applied to the book costs immediately prior to the capitalization provided by this resolution.

Fixed assets relating to Telefónica’s telecommunications business were assessed for impairment based on their recoverable value on the basis of Telefónica management’s best estimate of future cash flows of the telecommunications business, considering current information and future telephone service rates estimates. However, due to the regulatory uncertainty regarding the precise future evolution of rates which, as described in Note 12.1, derive from the pending renegotiation with the Government, whether the recorded amount of fixed assets as of September 30, 2002 in the amount of 5,709 million (amount calculated considering the Company’s ownership interest in Telefónica) is fully recoverable depends on the effect that the outcome of such renegotiation may have on Telefónica’s operations and cash flows.

f)    Intangible assets and deferred charges:

Goodwill on investment in companies: represents the excess of the investment cost over the underlying book value of the assets and liabilities acquired related to:

(a)	the increase in Telefónica’s equity interest from 51.0% to 56.2% generated during the fiscal year ended September 30, 1998 as a consequence of the redemption by Telefónica of its Class C shares. The Company amortizes this goodwill over a 240-month term by the straight-line method.

As of September 30, 2002 the Company has ceased to disclose the original goodwill value and its related accumulated amortization corresponding to the excess of the investment cost over its proportional equity value in connection with the purchase of the 51% equity interest in Telefónica, amounting to 97 million (in constant pesos of September 30, 2002), because it was fully amortized as of September 30, 2002.

The recoverability analysis of the goodwill’s booked value as of September 30, 2002 generated by the investment in Telefónica, has been made on the basis of Company management’s best estimate of Telefónica’s future cash flows, considering current information and Telefónica’s future service rates estimates. However, due to the regulatory uncertainty regarding the precise future evolution of rates and the outcome of Telefónica’s negotiations to obtain financing in order to repay its liabilities within the regular course of business (see Notes 12.1. and 8.1.), whether goodwill recorded as of September 30, 2002 in the amount of 353 million, is fully recoverable depends on the effect that the outcome of the above mentioned matters may have on Telefónica’s operations and cash flows.

(b)	the goodwill merged into Telefónica, in connection with the corporate reorganization mentioned in Note 4.2.a) related to the data transmission business, including the authorizations to use the Band “B” therein mentioned, restated in constant Argentine pesos as stated in Note 2.3, is amortized by the straight-line method over a 10-year term,

(c)	The goodwill arising from the acquisition costs of the continuing portion of the internet business that used to be operated by TDA, Satlink S.A., Compuserve Argentina S.A. and Aki S.A. (“Aki”), exceeding the underlying book value calculated by the equity method based on financial statements of those companies as of the effective acquisition dates or as of dates at which such value was not materially different from the underlying book value that would have been determined as of the acquisition dates (not including, as described in Note 4.2., the portion of Telefónica´s goodwill related to the TDA´s data business, which was previously spun-off). The original amortization period was 10 years as from the respective acquisition dates. As of September 30, 2002, such goodwill has been valued at zero based on the estimation made by Telefónica of its recoverable value due to the evolution of the customer portfolios acquired under each transaction. The loss resulting from the difference between the net book value and the recoverable value of the above mentioned goodwill amounted to 22 million and has been included in the caption “Amortization of intangible assets and deferred charges” (see Notes 23.d) and h)), and,

(d)	the goodwill generated by the capital contributions, restated as indicated in Note 2.3, made with an issuance premium, to ECL (which merged into Telefónica in connection with the corporate reorganization mentioned in Note 4.) was amortized by the straight-line method over a 10 year term. As of September 30, 2002, based on the evolution foreseen by Telefónica of the e-commerce business, Telefónica has valued such goodwill at zero, adjusting it to its estimated recoverable value. The loss that results from the difference between the net book value and its recoverable value amounted to 8 million and has been included in the line “Net book value of intangible assets retired” (see Note 23.h).

Organization and preoperating expenses include the Company’s start-up expenses which were amortized over a ten-year term as from the year ended December 31, 1991. As of September 30, 2001, they were totally amortized; consequently, during the year ended September 30, 2002, the Company has written off such original value and its corresponding accumulated amortization.

Trademarks are stated at their acquisition cost restated in constant pesos as indicated in Note 2.3. and the license to use the logo is stated at cost, restated in constant pesos in accordance with the above-mentioned note, net of accumulated amortization, and calculated based on the remaining duration of the Telinver contract, until October 2007.

Expenses incurred in connection with the issuance of negotiable obligations have been restated as indicated in Note 2.3., were deferred and are being amortized by the straight-line method as from the issuance date to the maturity of such negotiable obligations. In addition, it includes the amount related to the “authorization fee” in connection with waivers granted by the holders of corporate bonds which are amortized on a straight-line basis through maturity (see Note 8.3.1.).

The licenses to use links have been valued at the acquisition cost restated into constant pesos of September 30, 2002 as indicated in Note 2.3. and are amortized by the straight-line method over 15 years, the term of the lease.

The assignment to Telinver of Meller Comunicaciones S.A.’s rights pursuant to the contract for publishing Telefónica’s telephone directories and the “not to compete” commitment undertaken by Meller Comunicaciones S.A., have been valued at historical cost restated as indicated in Note 2.3. for each year and are being amortized as from October 1, 1997 through September 30, and October 1, 2007, respectively, according to the terms of the above-mentioned contracts.

The exchange rate losses incurred with respect to the liabilities in foreign currency, capitalized in intangible assets, in accordance with Resolution MD N° 3/2002; have been absorbed by the restated value to constant pesos of these assets.

g)    Bank and other financial payables:

—	In local currency: at nominal value plus interest accrued, payable on the respective maturity dates calculated at the contractual interest rate in effect as of September 30, 2002 and 2001.

—	In foreign currency: at nominal value plus interest accrued, payable on the respective maturity dates, converted at the exchange rate in effect at the end of each year calculated at the contractual interest rate in effect as of September 30, 2002 and 2001. See Note 22.

h)    Income tax and Tax on minimum presumed income:

In periods of taxable income, Company calculates Income Tax expense by applying the tax rate of 35% to the taxable income for the fiscal year without considering the effect of temporary differences between Net Income and Taxable Income.

Additionally, the Company calculates the Tax on Minimum Presumed Income by applying the tax rate of 1% on qualifying assets valued according to tax rules in effect as of the end of the year. This tax is supplementary to Income Tax. The Company’s tax liability shall be the higher of these two taxes. However, if the tax on minimum presumed income exceeds income tax during one fiscal year, such excess may be computed as a prepayment of any income tax excess over the tax on minimum presumed income that may arise in the next ten fiscal years.

For the year ended September 30, 2002, as Cointel estimated a tax loss carryforward of approximately 795 million, no income tax was accrued in the statement of operations for the year ended September 30, 2002. For the years ended September 30, 2001 and 2000, Cointel estimated that the income tax for its unconsolidated operations does not generate any charge at the end of each fiscal year and therefore, no income tax was accrued in the statement of operations for the years ended September 30, 2002 and 2001 on an unconsolidated basis.

In the consolidated statement of operations for the year ended September 30, 2002, the Company charged to expense 0.5 million (historical value) corresponding to the accumulated balance of tax on minimum presumed income as of that date, on the basis of its recoverability analysis considering current information.

Additionally, as of September 30, 2001, the Company had an accumulated income tax loss carryforward of about 193 million (historical value) according to the respective tax returns filed as of that date, which might eventually be used to offset future taxable income as follows:

Available until	Tax loss carryforward (historical value)
2002	17
2004	48
2005	60
2006	68

193

Every year in which offsetting is verified, the tax benefit will be realized if income tax (net of the offset) is equal to or exceeds the tax on minimum presumed income, but will be reduced by any excess of the latter over income tax.

Telefónica has estimated the existence of income tax loss for the current year and has so determined a proportional charge for the nine-month period ended September 30, 2002 for the tax on minimum presumed income of 37 million and 3 million of Telinver, which were capitalized as “Other non-current receivables”, and it has been estimated as recoverable based on the Telefónica’s tax projection and the legal terms established for its recovery (10 years). However, whether the participation of the Company in the booked amount of tax on minimum presumed income of Telefónica of 24 million (amount calculated considering the Company’s interest in Telefónica) is fully recoverable depends on the effect that the outcome of the rate renegotiation may have on Telefónica’s operations and cash-flows (see Note 12.1), and there is also uncertainty with respect to future cash flows and income of Telinver and, therefore, Telinver’s minimum income tax recoverable value. In the three-month fiscal year ended December 31, 2001 Telefónica’s Income Tax, amounting to 66 million (in constant pesos of September 30, 2002), was higher than the tax on minimum presumed income corresponding to that fiscal year and was charged to expense of that fiscal year in the “Income Tax” account.

In the years ended September 30, 2001 and 2000, Telefónica’s Income Tax, amounting to 376 million and 447 million (in constant pesos of September 30, 2002), respectively, was higher than the tax on minimum presumed income corresponding to those years and was charged to expense of those years and included in the “Income Tax” account.

As provided in the Public Emergency and Exchange System Reform Law, the loss resulting from applying the exchange rate as of January 11, 2002 to Telefónica’s net position of assets and liabilities in foreign currency as of January 6, 2002, which amounted to approximately 1,300 million (historical value), will be deductible from its income tax base at 20% per annum over the five fiscal years ending after the Law’s effective date.

Based on the above, as of September 30, 2002 Telefónica and Telinver carry an income tax loss carryforward (tax effect) of about 1,316 million pesos and 34 million, respectively (as a result of a tax loss of 3,760 million and 97 million, respectively), that will be available to offset future taxable income through the year 2007.

i)    Reserves:

Charges have been recorded for contingencies where it is probable that the Company and its subsidiaries will incur a loss. The amount of, loss accrued is based on management’s assessment of the probability of occurrence, after consideration of legal counsel’s opinion regarding the matter.

j)    Financial Instruments:

Telefónica employs currency swaps to reduce its exposure to fluctuations in the exchange rates of the yen and the euro to the US dollar in relation to some obligations assumed in yens and euros detailed in Note 2.4. Thus, Telefónica ensured a fixed exchange rate of such currencies to the U.S. dollar for such obligations. Telefónica values the covered obligations at each period’s closing exchange rate and also recognizes separately the amounts receivable or payable under such swap agreements upon each closing date. Consequently, any gain/loss deriving from swap agreements is charged to income together with the charges for exchange rate fluctuations related to such covered obligations. The premium on the swap agreements is deferred and amortized by the straight-line method over the term of such agreements.

k)    Shareholders’ equity accounts:

—	Common capital stock: it has been disclosed at nominal value and the adjustment required to restate it in constant pesos as stated in Note 2.3. is disclosed in the “Adjustment to capital stock” account. This account also absorbs any adjustment to the redemption value (shortfall or excess) of the preferred stock as explained in the following paragraph.

—	Preferred capital stock: it has been disclosed at its redemption value calculated in accordance with the issuance conditions as explained in Note 5., through the following items:

•	Face value of preferred shares.

•	Adjustment to capital stock: restatement of the preferred shares in constant pesos as stated in Note 2.3.

•	Adjustment to redemption value: represents the difference between the restated value of the preferred shares as stated in Note 2.3. and their redemption value.

—	Premium on share issue: this account is comprised of the additional contribution over the face value of capital stock made by the Class B common shareholders, restated in constant pesos as stated in Note 2.3.

—	Legal reserve and unappropriated earnings: restated in constant pesos as stated in Note 2.3.

—	Reserve for future dividends: the Company’s Shareholders´ Meetings of December 18, 2000 and December 21, 1999 voted a 285 million and 296 million (in constant pesos of September 30, 2002), respectively, increase in the balance of the reserve for future dividends out of retained earnings as of the prior year-end. The Board of Directors is entitled to reverse such allocation and pay dividends to shareholders at such time as it may deem fit based on the Company’s situation and financial ability. However, as described in Notes 7.d) and 21., the Board of Directors is currently not able to utilize such reserve for paying cash dividends.

l)    Statement of operations accounts:

Statement of operations accounts for the year ended September 30, 2002 have been restated into constant pesos at the end of the year (see Note 2.3.) as follows:

—	Revenues and expenses are credited or charged to income on an accrual basis. Charges for the installation of telephone lines are recognized as revenues when the service connection is made.

—	those accounts used to record monetary transactions during the course of each year have been restated by applying to the original amounts inflation adjustment coefficients corresponding to the month of accrual of the original transactions;

—	charges for the use, depreciation and amortization of non-monetary assets (materials, inventory, fixed assets and intangible assets) have been stated based on the restated amounts of such assets;

—	financial income and expenses are disclosed net of the monetary income generated by the effect of inflation on the assets and liabilities in which they originated.

—	The line “Net loss of Telefónica’s spun-off businesses” includes the income/loss of the businesses that were spun-off, whether from Telefónica, or from companies which Telefónica used to control or jointly control until the spin-off. The criteria applied to value such items are explained in Note 2.6. See Note 4.

—	The unusual items include the charges for the new “Bank checking account transactions tax.” On March 30, 2001, the National Executive Power’s Decree No. 380/2001, that regulates the Competitiveness Law, became effective. The Competitiveness Law provides, among other things, for the creation of a bank checking account transactions tax. The new tax will be effective through December 31, 2002, and the related collection will be used to create a Public Emergency Fund. As provided by Decree No. 530/2001, which modified the above-mentioned decree, a portion of the tax on checking account credits and debits may be used to compensate income tax and value-added tax liabilities. Taking into account the features of the new tax and the special economic circumstances of Argentina giving rise to its application, the Company’s Management has adopted the policy of disclosing the portion of the tax that directly affects its costs as an unusual item in the statement of income.

Statement of operations accounts for the years ended September 30, 2001 and 2000, were determined based on similar standards and originally valued according to historical values (monetary transactions), or according to the restated amount as of August 31, 1995 of the nonmonetary assets which originated them (intangible assets and deferred charges amortization). Additionally, for comparative purposes with the statement of operations for the year ended September 30, 2002, the statements of operations for the years ended September 30, 2001 and 2000, have been restated taking into account the variations in the currency purchasing power between January 1, 2002 (end of the currency stability period) and September 30, 2002.

2.7.    Telefónica’s fiscal year-end change

On September 18, 2001, Telefónica’s Special Shareholders’ Meeting approved the amendment of the fiscal year section of the Articles of Incorporation. This amendment consists of changing Telefónica’s fiscal year-end from September 30 to December 31 of each year. The Comisión Nacional de Comunicaciones (“CNC”) issued resolution No. 1,322 whereby it authorized Telefónica to change its fiscal year-end date.

2.8.    Amounts expressed in millions of Argentine pesos

The amounts in millions of Argentine pesos contained in these financial statements have been rounded up or down in order to facilitate the footing of notes and tables in which they are included. The effect of such rounding is not material.

2.9.    Modification of Argentine GAAP

Effective December 8, 2000, the Governance Board of the FACPCE approved RT Nos. 16, 17, 18 and 19, which provide for changes in professional accounting principles related to valuation and disclosure. On December 21, 2001, CPCECABA approved, with certain modifications, such RTs through its resolutions Nos. 238, 243, 261 and 262 and required mandatory application thereof for fiscal years beginning July 1, 2002, and thereafter. As of the date of issuance of these financial statements, the CNV is analyzing the scope and timing for adopting such standards.

2.10.    Comparative financial statements

As from the year ended December 31, 2001, Telefónica discloses: a) the balance of financial instruments by classifying them into current and non-current on the basis of the maturity of the loans associated with them; this disclosure has been carried out retroactively to September 30, 2001 with the reclassification of 24 million (in constant pesos of September 30, 2002) from current to non-current on the line “Other payables -Financial Instruments”; and b) the balance of inventory segregating the corresponding allowance for impairment in value and slow turnover of Telinver; this disclosure has been made retroactively as of September 30, 2001 and 2000, reclassifying 9 million and 7 million (in constant pesos of September 30, 2002), respectively, to the line “Allowance for impairment in value and slow turnover” in the Inventory account.

The Company has modified the disclosure criteria of certain revenues and expenses in the statements of operations and also has included more detailed breakdowns in the statement of cash flows as of September 30, 2001 and 2000.

Telefónica has presented, in previous fiscal-years, its interest in income (loss) from companies in which Telefónica has control or joint control, appropriated to the different statement of operations lines in order to provide more complete and representative information on the group’s results of operations (this procedure has been consulted with and approved by the CNV and the Bolsa de Comercio de Buenos Aires (“BCBA”)). Taking into account the effects of the business reorganization described in Note 4, the statements of operations for the years ended September 30, 2001 and 2000, includes:

—	In line “Net loss of Telefónica’s spun-off businesses”, the loss from the businesses that were spun off, either from Telefónica, or from companies in which there used to be control or joint control, until the spin-off.

—	In the line “Income (loss) from long-term investments”, the income (loss) from the interests held in ECL which has not been incorporated line by line on the basis that in the opinion of Telefónica’s management, the income from this company is not material vis-a-vis Telefónica’s income (loss).

3.    BREAKDOWN OF THE MAIN ACCOUNTS

Balances of the main accounts as of September 30, 2002 and 2001 are broken down as follows (foreign currency balances are presented in Note 23.g) (balances stated in millions of constant Argentine pesos of September 30, 2002):

a)    Cash and cash in banks:

	2002	2001
Cash	1	—
Cash in banks (1)	61	22

	62	22

(1)	In 2002, includes 10 million from provincial bonds and 2 million from federal bonds, which circulate in lieu of currency.

b)    Trade receivables:

	2002		2001
	Current	Noncurrent (2)	Current	Noncurrent
Past due (1)	541	39	1,104	102
Current	241	—	940	—

Subtotal	782	39	2,044	102
Allowance for doubtful accounts (Note 23.e)	(356)	(32)	(540)	—

Total	426	7	1,504	102

(1)	As a result of the refinancing of past-due receivables, about 23 million of refinanced receivables are disclosed as current receivables as of September 30, 2002.
(2)	See Notes 2.4. and 3.l).

c)    Other receivables:

	2002		2001
	Current	Noncurrent	Current	Noncurrent
Guarantee deposits	7	—	18	—
Prepayments to vendors	8	—	22	—
Prepaid rentals	4	—	11	13
Prepaid services	27	1	22	4
Related companies –TCP, TYSSA, TDA and Atento Argentina S.A. (“Atento”)	56	—	228	—
Tax credit certificates (1)	15	15	—	22
Legal deposits	3	—	11	—
Value Added Tax	4	—	—	—
Tax on minimum presumed income	—	40	—	1
Patriotic Bond (2)	46	68	—	—
Other	31	3	87	15

Total	201	127	399	55

(1)	See Note 15.2.
(2)	See Note 15.1.

d)    Inventories:

	Current
	2002	2001
Raw materials and supplies	2	7
Directories in edition process	24	24
Telephony and other equipment	18	44
Prepayments to vendors	9	—

Subtotal (Note 23.f)	53	75
Allowance for impairment in value and slow turnover (1)	(7)	(24)

Total	46	51

(1)	See Note 23.e)

e)    Other assets:

	Current
	2002	2001
Real property intended for sale	3	—

Total	3	—
	==	==

f)    Trade payables:

	2002		2001
	Current	Noncurrent	Current	Noncurrent
Vendors, contractors and correspondents	334	—	462	—
Management fee	71	—	75	—
Billing on account and behalf of cellular and audiotext companies	26	—	75	—
Services collected in advance (1)	17	70	7	71
Other	20	—	31	—

Total	468	70	650	71

(1)	Deferred revenues related to the sale of indefeasible right to use network capacity, recognized ratably over the stated life of the agreement

g)    Bank and other financial payables:

	2002		2001
	Current	Noncurrent	Current	Noncurrent
Credit balances with banks	7	—	4	—
Bank loans and long-term financing	184	460	106	368
Import financing	67	39	67	62
Related company – TISA and Telefónica, S.A. (“TESA”) (2)	3,713	—	2,468	—
Negotiable obligations (1)	129	3,783	304	2,365

Total	4,100	4,282	2,949	2,795

(1)	See issuance conditions in Notes 8.2.2. and 8.3.1.
(2)	In 2002, includes 383 million corresponding to the Company (see Note 10.2.), 3,182 million corresponding to Telefónica (see Note 8.3.3.) and 148 million corresponding to Telinver (see Note 8.3.3.).

h)    Payroll and social security taxes payable:

	2002		2001
	Current	Noncurrent	Current	Noncurrent
Vacation and bonus accrual	44	—	77	—
Social security taxes payable	10	—	24	—
Pre-retirement agreements (1)	13	33	27	82
Other	8	—	18	—

Total	75	33	146	82

(1)	Pre-retirement agreements mature through 2009, and do not have adjustment clauses. The amount includes 6 million related to benefits granted to employees included in such agreements, which are to be allocated by them to social security tax payments corresponding to the period between the date of the agreements and September 30, 2002 and are to be paid by the Company until the worker qualifies to obtain legal pension benefits.

i)    Taxes payable:

	Current
	2002	2001
Income tax accrual (net of prepayments)	—	117
Turnover tax accrual (net of prepayment)	14	31
Health and safety assessment	16	31
Value added tax	—	22
Tax on minimum presumed income	37	—
Other	13	2

Total	80	203

j)    Other payables:

	2002		2001
	Current	Noncurrent	Current	Noncurrent
Financial instruments (1)	5	39	2	24
International Telecommunications Union	21	—	46	—
Debt with TYSSA, Atento and TDA(2)	4	—	7	—
Other	28	33	51	81

Total	58	72	106	105

(1)	Foreign currency swaps.
(2)	Related companies.

k)    Cost of services provided:

	2002	2001	2000
Telecommunications services (Note 23.h)	2,471	2,891	3,583
Cost of services provided (Note 23.f)	51	252	208

Total	2,522	3,143	3,791

l) Aging of assets and liabilities:

	Assets			Liabilities
	Investments	Receivables		Loans (b)	Other payables (c)
Past-due (a):
Up to three months	—	211		—	32
From three to six months	—	50		—	4
From six to nine months	—	61		—	2
From nine to twelve months	—	53		—	3
From one to two years	—	115		—	1
From two to three years	—	43		—	13
Over three years	—	59		—	—
At sight:	—	36		52	68
Current:
Up to three months	294	267		3,652	417
From three to six months	—	31		322	66
From six to nine months	—	40		11	62
From nine to twelve months	—	56		63	13
From one to two years	—	89		1,134	23
From two to three years	—	1		1,234	23
From three to four years	—	—		331	19
From four to five years	—	—		40	17
Over five years	—	37		1,543	92

Subtotal	294	1,149		8,382	855
Allowance for doubtful accounts	—	(388)		—	—
Benefits under the Collective Labor Agreements	—	—		—	1

Total	294	761		8,382	856

Percentage accruing interest at fixed rate	100%	3%		51%	5%
Percentage accruing interest at variable rate	—	61	%(d)	49%	—
Average interest rate in foreign currency	2%	9%		10%	6%
Average interest rate in local currency	17%	76	% (d)	10%	—

(a)	Receivables balances include 39 million classified as non-current taking into account Telefónica’s management’s estimates regarding probable collection terms (see Note 2.4.).
(b)	Includes bank and other financial payables.
(c)	Includes total liabilities except loans and reserves.
(d)	Such percentage is related to the portion of receivables over which surcharges are applicable for being in arrears. The rate indicated is that corresponding to bills collected with such surcharges.

4.    CORPORATE REORGANIZATION

4.1.    Tender offer for Telefónica shares

On January 12, 2000, TESA launched a tender offer for the stock of Telefónica whereby TESA offered to exchange for its own stock any and all Telefónica Class B shares not already directly or indirectly held by TESA. Telefónica shares subject to TESA’s tender offer represented 48.2% of Telefónica capital stock at that moment. As a result of the above-mentioned exchange of shares, and the transactions described in Note 10.2.1. -”Agreement signed by the Company´s Shareholders”-, 98% of Telefónica Common Capital Stock are indirectly controlled by TESA.

4.2.    Telefónica reorganization

As a consequence of TESA’s plan to reorganize of its group operations by line of business, on January 30, 2001 and March 30, 2001, the Company’s and Telefónica’s Board of Directors and Telefónica’s Special Shareholders’ Meeting, respectively, resolved to reorganize some of its businesses.

After the above-mentioned reorganization, Telefónica, and consequently the Company, no longer holds an interest in TCP, TDA and TYSSA, whose businesses had previously been reorganized. According to the Board of Directors and the Special Shareholders´ Meetings of Telefónica and the above-mentioned subsidiaries, Telefónica’s equity interests in the above-mentioned former subsidiaries were spun-off (and therefore Telefónica’s capital stock was reduced) and those equity interests were merged into certain companies indirectly controlled by TESA (those companies operating the related specific business lines – Mobile and Data).

Furthermore, as approved by the Company and Telefónica’s Board of Directors and Telefónica’s Special Shareholders’ Meeting, the minority shareholders that are not related to TESA exchanged their Telefónica’s shares for shares of the companies into which the spun-off businesses were merged, in proportion to their interest in Telefónica. As a result of the capital reduction caused by the spin-off, the shares exchanged by the minority shareholders were cancelled, and minority shareholders hold an equal equity interest percentage in Telefónica and in the companies into which the spun-off businesses were merged. Registration in the Public Registry of Commerce of the above mentioned reorganization, became effective November 16, 2001 and the share exchange mentioned above was completed on December 12, 2001. Telefónica acquired, at their listing value, the fractions of Telefónica shares held by minority shareholders. Total treasury shares amount to 2,355 and were acquired in the amount of $2.258 per share (in constant pesos of September 30, 2002). According to the Argentine Business Association Law No. 19,550 (“LSC”), these shares must be sold within 1 year of acquisition.

Telefónica’s capital reduction amounted to approximately 873 million, from 4,735 million down to 3,862 million (all in constant pesos of September 30, 2002) by redeeming 394,789,234 class B shares, face value $1 per share (historical value). The effect of the reorganization on Telefónica’s Shareholders’ equity as of October 31, 2000, which amounted to 1,383 million (in constant pesos of September 30, 2002), was allocated to proportionately reduce the capital stock. The remaining amount was allocated to reduce the balance of the “Irrevocable capital contributions for future subscriptions” and “Comprehensive adjustment to irrevocable capital contributions for future subscriptions” accounts until the balances were exhausted, and “Comprehensive capital stock adjustment” account. The effect on spun-off assets and liabilities resulting from the operations of these businesses from November 1, 2000 to the effective reorganization date, which amounts to a net assets decrease of 54 million (in constant pesos of September 30, 2002), has been allocated to Telefónica’s amount of “Unappropriated retained earnings” as of the effective reorganization date.

As a consequence of the above-mentioned transactions, the Company did not receive shares of the companies into which the spun-off businesses were merged. Consequently, as from the effective reorganization date (February 1, 2001), the Company’s equity interest in Telefónica Class A and B shares was increased from 51.0% to 62.5% and from 1.9% to 2.3%, respectively.

Telefónica reorganization transactions did not change the Company’s financial position as of October 31, 2000, as the shareholding interest increase in Telefónica described above was offset by the corresponding reduction in Telefónica’s shareholders’ equity resulting from the reorganization transactions. The effect of Telefónica’s spun-off assets and liabilities amounting to 5 million (in constant pesos of September 30, 2002), which is the result of: a) the increase of the Company’s ownership interest in Telefónica as from November 1, 2000, the effective reorganization date, b) the effect of the spun-off assets and liabilities resulting from the operations of these businesses from November 1, 2000 and to the effective reorganization date, and c) the differential of the Company’s ownership interest in Telefónica (from 51.0% to 62.5%) on the dividends approved by Telefónica on March 12, 2001. Such effect has been allocated to Cointel’s balance of “Unappropriated retained earnings” in Cointel’s statement of changes in shareholders’ equity for the year ended September 30, 2001.

Described below are the agreements approved by Telefónica, TCP, Telinver, TMA and TDA Board of Directors and Special Shareholders’ Meetings on January 30, 2001 and March 30, 2001, respectively, in connection with the reorganization transactions:

a)    Agreement between Telefónica, Telinver, TCP and TDA whereby:

—	Telinver spun-off the assets and liabilities related to the sale of equipment and point of sales network businesses and those assets and liabilities were merged into Telefónica.

—

TCP spun-off certain assets and liabilities related to the data transmission business, including the authorization to use Band “B” of the Table 1.2. of Frequencies included in Exhibit 1 of Resolution No. 869/98 of the SC in the Buenos Aires Metropolitan Area and certain cities located in the northern region of the country. The authorization had been granted to Aki under Resolution No. 18,766/99. Those assets and liabilities were merged into Telefónica.

—	TDA spun-off certain assets and liabilities related to the Internet Access business (including all of its customers other than corporate customers) and point-to-point lines in the southern region. These assets and liabilities were merged into Telefónica.

The above-mentioned spin-offs and mergers were effective as from January 1, 2001 (“Date of the First Reorganization”).

b)	Agreement between Telefónica, TDA and TMA whereby Telefónica spun-off (i) the assets and liabilities related to the data business, including Telefónica’s international data business, the portion of Telefónica’s goodwill related to the TDA data business and the ownership interest in TDA, and (ii) Telefónica’s consulting business (Telefónica’s interest in TYSSA) that were merged into TDA. Additionally, Telefónica spun-off the mobile communications business related to Telefónica’s interest in TCP. That business was merged into TMA. The corporate reorganization described in this paragraph was effective as from February 1, 2001 (“Date of the Second Reorganization”).

c)	As from February 1, 2001 (“Date of the Third Reorganization”), Telinver spun-off and merged with Telefónica the assets of its e-commerce business, including its 50% interest in ECL.

Due to the exemption of the reorganization transactions from income and value-added taxes, section 77 of the income tax law provides that Telefónica and its indirect controlling company shall, among other things, keep for a period of two years as from the reorganization date:

a)	the activities developed by the reorganized companies (or similar activities), and

b)	its shares listed on self-regulated stock-exchange markets (or, otherwise, Telefónica shareholders shall maintain an interest in the capital stock of the successor companies of at least 80% of the capital stock of the restructured companies as of the reorganization dates).

Telefónica and its indirect controlling company intend to fulfill the requirements mentioned in a) and b) above.

The following tables show the approximate effect of the spun-off businesses (balances in constant pesos of September 30, 2002) on the consolidated statements of operations and cash flows for the years ended September 30, 2001 and 2000.

•	Consolidated loss of Telefónica’s spun-off businesses:

The results of operations related to Telefónica’s spun-off businesses for the years ended September 30, 2001 and 2000, are as follows:

	September 30, 2001 (a) (b)	September 30, 2000 (b)
Net revenues	646	1,933
Cost of services provided	(412)	(1,091)
Administrative expenses	(79)	(159)
Selling expenses	(192)	(597)

Operating (loss) income	(37)	86
Loss on equity investments	—	(4)
Other expenses, net	—	2
Financial (loss) income on assets	(5)	20
Financial (loss) income on liabilities	(48)	(106)

Net loss of spun-off businesses	(90)	(2)
Minority interest of spun-off businesses	44	—

Company’s interest in loss of spun-off businesses	(46)	(2)

(a)	Includes operations for the four-month period up to the effective reorganization date.
(b)	Stated in constant pesos of September 30, 2002.

•	Consolidated cash flows of the spun-off businesses:

Cash flows provided by the spun-off businesses for the four-month period up to the effective reorganization date (January 30, 2001) totaled 163 million (in constant pesos of September 30, 2002) and cash flows used in the spun-off businesses for the year ended September 30, 2000 totaled 495 million (in constant pesos of September 30, 2002) (see consolidated statements of cash flows).

5.    PREFERRED SHARES

As detailed in the Statement of changes in shareholders’ equity and in Note 6., the Company’s capital stock is comprised of common and preferred shares issued under Argentine law. The main issuance clauses of the preferred shares related to dividend payments, preferences among the various classes of preferred shares, preferences of the latter over common shares and the redemption of preferred shares, and, as may be seen from the issuance minutes, are as follows:

a)	Three different classes of preferred shares were issued, A, B and C. Each class accrues an annual preferred dividend at the rates established in the issuance clauses. Class C shares were amortized in two equal installments on April 30, 1996 and 1995.

b)	The original issuance conditions of preferred shares provided that the redemption value of preferred capital and the preferred dividends were established in US dollars. However, such redemption value and the preferred dividends have been affected by the conversion into pesos provided by the new legal framework in effect in Argentina, established by Decrees No. 214/02 and No. 320/02 (see Note 22.). Consequently, the redemption value of preferred capital and the preferred dividends have been converted into pesos at a one peso ($1) = one U.S. dollar (US$ 1) exchange rate, being applicable to such amounts the adjustment by the benchmark stabilization coefficient (see Note 22.a) to the consolidated financial statements) accrued until the redemption date.

c)	The first accrual period of preferred dividends started on November 8, 1990 and ended on December 31, 1991, and thereafter, to June 29, 1998 coincides with the Company’s fiscal year-end. The Special Shareholders’ Meeting held on June 29, 1998, resolved to modify the Company’s year-end date. Such Meeting also established that the periods for accruing preferred dividends will be computed as from January 1 through December 31 each year, irrespective of the Company’s year-end date.

d)	Preferred dividends are cumulative. The issuance clauses of preferred stock state that such shares enjoy preference over common stock. Likewise, Class A preferred stock enjoys preference over Class B preferred stock. Dividend preferences include a priority order for voting and approval as well as for payment.

e)	Preferred dividend payment dates are as follows:

1.	Preferred dividends on Class A shares: the first date was April 30, 1994 and thereafter dividends are paid on the 30th day of April in each year to and including 2003.

2.	Preferred dividends on Class B shares: the first date was April 30, 1992 and thereafter dividends are paid on the 30th day of April in each year to and including 2007.

On each payment date any dividend accrued during the immediately preceding accrual period shall be paid.

f) Preferred	capital amortization dates are as follows:

1.	Class A shares of Preferred Stock: the first date was April 30, 1997 and thereafter, amortizations are made on the 30th day of April in each year until and including 2003, in installments equal to a seventh of the preferred capital of this type of stock. The Regular and Special Shareholders’ Meeting held on March 31, 1997 voted an early redemption of Class A preferred shares for a total US$38,460,047 (face value of 20,306,905 (historical value)).

2.    Class B shares of Preferred Stock: beginning on April 30, 1998 and thereafter, amortizations shall be made on the 30th day of April in each year until and including 2007, in installments equal to a tenth of the preferred capital of this type of stock. The Regular and Special Shareholders’ Meeting held on March 31, 1997 voted an early redemption of Class B preferred shares for a total US$37,848,336 (face value of 19,983,921 (historical value)).

The Special Shareholders’ Meetings held on April 30, 2001, April 28, 2000 and April 30, 1999 voted partial redemptions of Class A and B preferred shares for a total, in each redemption, of US$1,640,000 (face value 865,920 in historical pesos) and US$4,030,000 (face value 2,127,840 in historical pesos), respectively, as set forth in the issuance conditions of such shares. These reductions were registered in the Public Registry of Commerce on June 12, 2001, July 21, 2000 and September 10, 1999, respectively.

g)	For the preferred capital stock fully amortized and to the extent that there shall be any preferred dividends unpaid, beneficial bonds shall be issued pursuant to Section 228 of LSC, as amended. Bondholders shall have the same preference as the holders of Preferred Stock. Amortization payments shall be made from liquid realized profits or free reserves.

h)	If, for any reason, preferred capital amortization cannot be made on the appropriate date, such payments shall be made on the next succeeding amortization date and so on.

i)	In the event of liquidation of the Company, for whatever reason, the holders of Preferred Stock shall collect first any preferred unamortized capital and then any preferred dividends accrued.

j)	The Company, among other provisions detailed in the issuance conditions, has agreed:

1.    Not to reduce its holding of shares of common stock of the controlled company to less than a majority thereof, without the prior consent of the holders of Preferred Stock in a Special Meeting of Preferred Shareholders.

2.    To control decisions inside the Board of Directors and General Shareholders’ Meetings of the controlled company.

3.    To make no investment other than in shares of the controlled company and assets incidental to the holdings of such shares by the Company and to incur no debt through debentures or Negotiable obligations or debt securities of any kind or otherwise that shall cause all the debts of the Company to exceed at any time the amount of US$50 million over and above the liabilities of the Company as of the date of approval of the Issuance Conditions without the prior approval of the holders of Preferred Stock as above.

As of the date of these financial statements, the Company has met all obligations arising from the issuance conditions of preferred stock. As of the date of these financial statements, there are accumulated unpaid but not yet due preferred dividends and preferred capital stock that has not been redeemed as set forth in the original schedule, because, as of April 30, 2002, the Company did not have liquid realized profits or free reserves as stipulated by issuance conditions. Consequently these unpaid amounts are to be considered not due.

k)	The holders of Preferred Stock shall have no right to receive stock dividends of any class whether from capitalization of reserves, capital adjustments or otherwise.

l)	The holders of Preferred Stock shall have no voting rights except as provided in clause 8 of the issuance conditions of each class of the preferred shares which mainly relate to: (i) the provisions of Sections 217 and 244 of LSC, as amended, (ii) if voluntary dissolution of the Company has been elected by the Company or if its dissolution is decided by the appropriate corporate body or authority and (iii) if there is any preferred capital unredeemed at the maturity date. In these cases the holders of Preferred Stock shall have one vote per share.

The right to vote shall cease after the Company has complied with all its obligations, has ceased all acts that may prejudice preferred shareholders, after the delay is corrected or after the noncompliance is remedied or its effects are compensated.

The detail of capital determined in accordance with the issuance clauses prevailing and the preferred dividends accumulated, unpaid but not yet due as of September 30, 2002 as established in the issuance clauses and current law, is as follows:

	Capital stock (1)			Amounts stated in millions of Argentine pesos
Class of Preferred Stock	Face value in millions of Argentine pesos		Redemption value in millions of Argentine pesos (2)	Accumulated unpaid dividends as of December 31, 2001 (3)	Twelfth preferred dividend period (4)	Total accumulated unpaid but not due preferred dividends
“A”	2		5	—	—	—
“B”	13		33	2	2	4

	14	(5)	38	2	2	4

(1)	See Note 6.
(2)	See b) in this Note.
(3)	It is related to the preferred dividends accrued during the twelve-month period ended December 31, 2001, which are unpaid as of September 30, 2002, plus the adjustment for the benchmark stabilization coefficient as of September 30, 2002.
(4)	Preferred dividends accrued during the nine-month period ended September 30, 2002 for Class A and B preferred stock, as stated in the issuance conditions and considering the effects of Decree No. 214/02 and related laws, amounted to approximately 96,000 and 1,582,000, respectively.
(5)	The table may not sum due to rounding in millions. See Note 6.

As of September 30, 2002, preferred stock adjusted for inflation as stated in Note 2.3. amounts to 59 million, while preferred capital stock determined in accordance with the issuance clauses and the legal framework mentioned above amounts to 38 million. The Company accounted for the difference of 21 million in the value of preferred stock as a redistribution of the total value of the Company’s capital stock between its common and preferred shareholders. The difference as of September 30, 2002 is comprised of a 2 million (in constant pesos of September 30, 2002) beginning balance and a decrease of 23 million in constant pesos, corresponding to the adjustment of the net balance of the preferred stock, generated by the effect of Decree No. 214/02 and related laws.

The issuance provisions of the Company’s preferred A and B shares provide that, should there be no liquid realized profits or free reserves, the Company will not partially amortize preferred capital or pay the respective preferred dividends. Should there be preferred, unamortized past due capital, the issuance provisions of preferred A and B stock provide that preferred stockholders would be entitled to one vote per share. Based on the situations described in Notes 7.d) and 21. and according to the above-mentioned provisions, the Company did not amortize preferred stock or pay preferred dividends corresponding to the eleventh period. For the above reasons this situation is not to be considered a default.

6.    CAPITAL STOCK

Below is the Company’s capital status as of September 30, 2002:

Subscribed, paid in, issued and registered with the Public Registry of Commerce (historical values)
Common shares, series “A” (Face value $0.10, one vote per share)	441,492,779.70
Common shares, series “B” (Face value $0.10, one vote per share)	89,147,519.90

Subtotal	530,640,299.60

Class “A” Preferred Shares (Face value $0.10 each) (1)	1,731,840.00
Class “B” Preferred Shares (Face value $0.10 each) (1)	12,767,040.00

Subtotal	14,498,880.00

Total	545,139,179.60

(1)	See Note 5.b)

7.    LIST OF CONDITIONS AND THE TRANSFER CONTRACT—EXCLUSIVITY OF THE LICENSE—OTHER RESTRICTIONS

a)	The regulations governing ENTel’s privatization state that, upon the occurrence of certain defaults under the List of Conditions for ENTel’s privatization and after imposing other penalties such as warning and fines, the license which the controlled company holds for providing the telecommunications service may be revoked upon the fulfillment of the proceedings set forth in the List of Conditions “List”. Upon such revocation, the Company must transfer Telefónica’s shares to the National Telecommunications Commission (“CNT”), now the CNC, so that it may proceed to sell the shares by public offering. However, this revocation will not be effected if the Company incurs in any of these situations under prior authorization by the Regulatory Authority.

The principal obligations of the Company and Telefónica under the List of Conditions and the Transfer Contract still in force are as follows:

1.	Telefónica is to meet certain objectives related to the services provided. The most important of these objectives are efficiency and services quality. In addition, suppliers of data and value added services are to be given equal access to telephone lines. The assets contributed to Telefónica used in providing telecommunications services may not be sold, assigned, transferred or encumbered in any way. Additionally, Telefónica has to maintain all or a substantial part of the provision of the telephone service and Telefónica’s main business and principal place of business in Argentina may not be changed.

2.	THA and Telefónica International Holding B.V. (“TIHBV”), as members of the Consortium which was awarded the shares of the controlled company, may under no circumstances reduce their investment in the Company to percentages below twenty and ten percent (20% and 10%), respectively, of the common shares with voting rights, without the prior authorization from the Regulatory Authority.

3.	The Company may not reduce its investment, as a whole, below fifty-one percent (51%) of Telefónica’s total capital with voting rights, without prior authorization by the Regulatory Authority.

In addition, Decree No. 264/98 sets forth both optional and mandatory operating conditions with respect to the provision of basic telephone services. Such mandatory conditions, include mainly to permit other providers to interconnect to the Company’s network (including voice and data transmission services), and the installation of a minimum number of new lines.

In the opinion of the Company’s management, the Company and Telefónica have met all of the above-mentioned obligations.

b)	Although the effectiveness of Decree No. 264/98 (mentioned in Note 1.) was subject to the conclusion of certain legal proceedings, the Argentine Government has implemented Decree No. 264/98, and Telefónica believes that it is unlikely that the outcome of those proceedings would significantly slow the trend toward increasing competition.

Decree No. 264/98 issued by the National Executive Power, established subject to the results of the above-mentioned legal proceedings, a period of transition to competition in the telecommunications industry, during which all of Telefónica’s rights and obligations related to the exclusivity of the license not otherwise modified, should remain in effect. Decree No. 264/98 established a timetable for the liberalization, subject to issuance of related regulations, first liberalizing the area of public telephones followed by liberalization of the rural telephone market, the liberalization of the market for basic telephone services with the addition of up to two new licenses (two new operators) to provide such services at the end of the period of exclusivity and concluding with the total liberalization of local, domestic and international long-distance services on November 8, 2000.

In this context, the SC issued Resolution No. 1,686/99, which provided that the transition period to competition in telecommunications ended on October 10, 1999.

On March 31, 1999, Telefónica signed a license agreement with the SC for an unlimited period of time, to provide local and domestic and international long-distance telephone services and telex services in the Northern region of the country. Telefónica’s obligations under the license mainly related to service quality and coverage of the areas to be serviced.

Also, on June 9, 2000, the National Executive Power issued Decree No. 465/00, which provides for the total deregulation of the telecommunications market as from November 9, 2000. On September 3, 2000, the National Executive Power issued Decree No. 764/2000 which, in the context of such deregulation approved the Rules for Licenses for Telecommunication Services, the Rules for Interconnection, the Rules for Universal Service and the Rules for the Management and Control of Radioelectric Spectrum. These rules constitute the current regulatory framework applicable to Telefónica. The above-mentioned rules provide, among other issues, the requirements to obtain the licenses to render telecommunications service, the conditions to establish rates and the providers’ obligations, the technical and economic aspects for interconnection to the networks of different providers, the programs, administration and economic issues of the Universal Service, as well as the principles that will govern the management and control of the radioelectric spectrum. On September 19, 2000, Telefónica filed a reconsideration petition against certain issues of Decree No. 764/2000. The Court has not as yet ruled on this issue.

The principal strategic objective of Telefónica is to compete successfully and to maintain a leadership position in the Argentine telecommunications industry. Telefónica has been preparing to do so; however, there can be no assurance that the consequences of the introduction of competition would not materially and adversely affect the business, the financial conditions or results of operations of Telefónica. While there can be no assurance, in the opinion of Telefónica’s management, the implementation of Telefónica’s business strategies will continue to have a beneficial effect on the future competitiveness of its telecommunications business, mitigating the negative effects of the increasing competition in the Argentine market.

During the current year, additional factors have had material effects on Telefónica´s operations, results of operations and financial condition. Such factors arise from the Argentine economic crisis and the effect of the current regulatory framework on Telefónica´s ability to respond to the above mentioned effects. (see Notes 8. and 12.).

c)	Legal reserve: in accordance with Argentine legal requirements currently in force, 5% of the year’s realized income must be appropriated to legal reserve until reaching 20% of adjusted capital stock.

d)	Dividends: as far as the restrictions related to the dividends of preferred and common shareholders are concerned, see Note 5.

As of September 30, 2002, the Company has negative retained earnings of 2,931 million and a reserve for future dividends of 844 million (in constant pesos of September 30, 2002). Consequently, the dividend distribution is restricted. See Note 21.

8.    FINANCIAL DEBT

8.1.    Financing

The Company has funded its working capital requirements, interest payments and amortization of debt out of dividends from Telefónica, external financing from financial institutions, from capital markets, additional issuances of equity securities, and loans from related companies. Telefónica has followed a financing policy that has combined the use of internally generated funds with the use of third-parties’ and majority shareholder’s financing.

As of September 30, 2002, consolidated current assets in foreign currency are lower than consolidated current liabilities in foreign currency in the amount of US$1,028 million (equivalent to 3,845 million as of September 30, 2002).

The Company and Telefónica have prepared their financing projections and plans expecting to cover future fund needs to continue Telefónica’s investment plan and repay short and long-term debt mainly with funds generated by the operations plus bank loans and access to capital markets. Alternatively, they would seek for long-term refinancing of their payables.

However, owing to the macroeconomic situation described in Note 22., as of the date of issuance of these financial statements, third parties’ credit lines are not available in amounts sufficient to enable the Company and Telefónica, together with internally generated funds, to meet current debt obligations. Furthermore, it is not possible to determine whether this situation will improve in the short term.

Since early December 2001, Argentine authorities implemented a number of monetary and currency exchange control measures that mainly included restrictions on the withdrawal of funds deposited with banks and tight restrictions for making transfers abroad, with the exception of those related to foreign trade and other authorized transactions.

Subsequently, the Central Bank of Argentina (“B.C.R.A.”) provided that funds transferred abroad, among other transfers, by the non-financial private sector on account of financial loans principal service, profits and distributions of dividends, carried out within 90 days as from February 8, 2002, shall require B.C.R.A. previous consent. This shall not be necessary when the obligation arises from payables to multilateral organizations, banks that financed investment projects jointly with such organizations, and governmental credit agencies or those guaranteed by such entities. Subsequent regulations of the B.C.R.A. established that until February 8, 2003, such institution must authorize all purchases of foreign currency to apply to the payment of principal or interest on financial debts abroad, except for the above-mentioned organizations. As of the date of these financial statements, the Company and Telefónica have obtained the necessary authorization from the B.C.R.A. in the requested cases.

While the above restriction is in force, or should it be maintained beyond February 8, 2003, the Company and Telefónica are unable to ensure that the B.C.R.A. will authorize principal payments to foreign creditors over the repayment term and under conditions established originally. Current consolidated debt maturities affected by this situation amount to 3,950 million. In addition, the amount of 4,200 million classified as noncurrent in the balance sheet, result from agreements providing that the amounts owed would become immediately due and payable (after certain steps have been followed) if other obligations are not met as could be the case of the current payables above. If default is declared on the basis of the above-mentioned reason, the amounts that were disclosed as noncurrent in the balance sheet as of September 30, 2002 on the basis of the conditions originally agreed with creditors, may become immediately due and payable.

THA, a shareholder of the Company, is evaluating Cointel’s financing needs considering the Argentine economic situation and the current difficulties to have access to credit, and has expressed its commitment to Cointel to use its best efforts to provide financing directly or indirectly, subject to THA’s own fund availability, which depends on the outcome of the issues affecting THA’s own financial situation.

On the other hand, TESA (TISA’s parent company) has advised the Company and Telefónica that, as of the date of issuance of these financial statements, it was still evaluating the Argentine macroeconomic context and analyzing financing alternatives for such companies, including the possibility of refinancing, over long-term, its current loans to such companies and, if necessary, providing additional financing.

Consequently, the Company’s and Telefónica’s ability to settle their payables to local and foreign creditors depends upon the possibility of obtaining financing or, if not possible, of refinancing financial payables, as well as, if necessary, the granting of additional financing by its direct or indirect controlling companies.

Should no financing alternatives be available for the Company and Telefónica or should the Company and Telefónica not succeed in obtaining refinancing, such companies would not have sufficient funds available to meet their current liabilities (including those disclosed as current on the consolidated balance sheet as of September 30, 2002 and those liabilities that would turn into current payables if creditors claimed a default) payable to local and foreign creditors.

Although the Company and Telefónica will continue to make their best efforts to obtain such financing, which up to date have had favorable results through obtaining waivers from creditors, the exchange of long-term debt (see Note 8.3.1.) and short-term refinancing, as of the date of issuance of these financial statements, it is impossible to ensure what the result of such negotiations will be or if the restrictions for making transfers abroad will enable the Company and Telefónica to settle their current liabilities in the normal course of business and maintain their normal operations.

8.2.    The Company

8.2.1.    Repurchase agreements involving Telefónica Class B shares

During the first quarter of 1998, the Company executed agreements with Merrill Lynch International (“ML”) and Nomura Bank International Plc. (“Nomura”) whereby the former delivered 40.2 million Telefónica Class B shares, with the obligation to repurchase such shares on May 28, 2003 for US$123 million under the respective repurchase agreement. These agreements accrued interest at a fixed rate of 8.125% and 7.825% on principal amounts of US$82 million and US$41 million, respectively; such interest was to be paid semiannually, on February 27 and August 27 of each year for the debt of US$82 million and on March 11 and September 11 of each year for the debt of US$41 million, through May 28, 2003, when the transaction fell due.

Due to the above-mentioned transactions the Company booked since 1998 a loan secured by Telefónica shares which was allocated in the balance of the “Noncurrent – Banks and other financial payables” and classified 40.2 million Telefónica Class B shares freely disposable as noncurrent, valuing them at their market value net of estimated selling expenses at the end of each year.

On June 30, 2000, Nomura and ML subscribed an agreement pursuant to which Nomura has transferred all its rights under the contract described in the first paragraph to ML.

On June 5, 2001, the Company and ML executed a termination agreement whereby Cointel paid ML a total of US$132.6 million (out of which US$125.6 million was for principal and interest and US$7 million was the early settlement charge). ML delivered to Cointel 40.2 million Telefónica shares and both parties agreed to terminate the repurchase agreements executed in 1998. In view of the above and of the plans of the Company’s controlling shareholder, TESA, the Company’s management has ceased to consider such shares as freely available and decided that they will be used to maintain a controlling shareholding in Telefónica.

In addition, on March 6, 1998 the Company had granted ML a call option on 40.2 million Telefónica Class B shares to be exercised on May 28, 2003, for an approximate value of 12.1 (in constant pesos of September 30, 2002) per share adjusted for the dividend distributions made by Telefónica through that date. On June 30, 2000, the Company and ML amended certain conditions of this agreement, whereby ML has the right to require from Cointel, on May 28, 2003, the delivery of capital stock of TESA instead of Telefónica shares, modifying the strike price of the call option for such TESA shares, in proportion to the price offered for Telefónica shares in the TESA Tender Offer described in Note 4.1. If, on May 28, 2003, the market price of TESA ADRs is higher than US$102.79 (the exercise price), ML may acquire from the Company 2.23 million TESA ADRs at the exercise price. The call option market value as of September 30, 2002 is not material.

8.2.2.    Negotiable obligations

The Regular and Special Shareholders´ Meeting held on March 31, 1997, approved the creation of a Global Program for the issuance of Negotiable obligations (the “Program”). Such Negotiable obligations are nonconvertible into shares, for a maximum outstanding amount during the term of the Program of US$800 million or its equivalent amount in other currencies, unsecured, to be issued in different classes and/or successive series, which could be accumulative or not; such bonds are to allow for early redemption in cash or in kind, in the latter case with securities of other companies. In addition, the above-mentioned Shareholders´ Meeting delegated broad powers to the Board of Directors to determine the timing, features and other terms and conditions of the issuance.

Under the Program, the Company’s Board of Directors proceeded with the issuance of two series of Negotiable obligations: “A” Series for US$225 million and “B” Series for 175 million; the maturity date is August 1, 2004, for both series. On July 3, 1997 the CNV approved the issuance. On July 24, 1997, the Company placed all of the issuance on the market. The net proceeds of this transaction, which totaled approximately US$395 million, were used to refinance bank debts maturing from January through September 1998.

The main terms and conditions of this issuance of Negotiable obligations are:

a)	Face value: US$1 and $1 for the “A” and “B” Series, respectively, bearer and registered, ordinary, nonconvertible into shares.

b)	The total amortization of the Negotiable obligations is to take place in one single installment payable at seven years for both series. Such amortization, as well as accrued interest, is to be paid in US dollars in the case of the “A” Series, and in US dollars or Argentine pesos in the case of the “B” Series (at the discretion of the obligee). The Company may redeem such obligations for fiscal reasons, at 100% of their face value plus interest accrued through the redemption date.

c)	The securities accrue an annual interest of 8.85% and 10.375% on “A” Series and “B” Series, respectively, payable half-yearly in arrears with due dates on February 1 and on August 1 of each year and beginning on February 1, 1998.

d)	This issuance does not constitute either a secured or a subordinated debt of the Company, ranking pari passu -with no preferences- in respect of the Company’s current and future unsecured and unsubordinated debts.

The prospectus for this issuance gives a detailed description of its terms and conditions. The main stipulations concern: a) a commitment of the Company not to encumber or grant real property rights, with certain exceptions, on its assets or present and future revenues unless the Company complies with certain requirements, b) conditions for the early redemption of the issuance, and c) causes of default that would allow obligees to consider such bonds as immediately due and payable, such causes being, among others, nonpayment of the Negotiable obligations, defaults in the payment of indebtedness of the Company or any material subsidiary aggregating US$20 million or more (see Note 10.2.), the sale of all or a significant proportion of the Company’s assets, the loss of control over Telefónica’s corporate decisions and noncompliance with certain financial ratios.

The meetings of the Holders of the Company’s Negotiable obligations were held on December 28, 2000. Those meetings approved certain amendments to the terms and conditions of issuance of those negotiable obligations which allowed TESA’s reorganization described in Note 4. The Company paid bondholders that approved the reorganization an “authorization fee” equal to 0.75% of the amount of the principal for those bondholders who voted in favor, in the aggregate amount of 4.9 million plus 2.9 million (in constant pesos of September 30, 2002) corresponding to fees and other related expenses. Additionally, the Company obtained approvals from certain creditors that permitted TESA’s reorganization.

8.2.3.    Other financial debt

On April 30, 1997, a debt instrument was issued in favor of a preferred shareholder who accepted an early redemption of Class B preferred shares, for a face value of US$23 million with an interest rate equal to the dividend of the preferred shares being redeemed and amortization of the principal amount in ten equal and consecutive annual installments as from April 30, 1998. This debt instrument was settled on May 9, 2002 for an amount equal to its carrying value (see Note 10.2). As of its cancellation date, principal amount plus interest accrued through that date amounted to US$14.5 million.

8.3.    Telefónica

8.3.1.    Negotiable obligations

As of September 30, 2002, there are three Negotiable obligations issues outstanding:

Month and year of issuance	Face value (in millions)	Term in years	Maturity month/year	Rate per annum %	Use of proceeds
11/94	US$ 300	10	11/2004	11.875	(b)
05/98	US$ 400 (a)	10	05/2008	9.125	(b)
06/02	US$71	4	07/2006	9.875	(c)

(a)	In August 1998, Telefónica bought and cancelled in advance US$31.5 million of the first class under the global program. Accordingly, the amount of principal owed as of September 30, 2002, for such issuance is US$368.5 million.
(b)	Financing of capital expenditures in Argentina.
(c)	Refinancing of liabilities.

The prospectuses related to the issuance of these Negotiable obligations describe the issuance conditions in detail. The main stipulations concern: a) commitment of Telefónica not to mortgage or charge, except certain permitted charges, its present or future assets or revenues, unless Telefónica’s commitments under the Negotiable obligations meet certain requirements; b) conditions for the early redemption of the issuance and c) events of default in which event the bondholders could declare the lapse of all due dates, such causes being, among others, failure to pay on the securities, default on other debts in amounts equal to or exceeding US$20 million, attachments which in the aggregate exceed US$10 million, among others.

Telefónica has a global program in effect to issue Negotiable obligations for a total of up to US$1,500 million, pesos or any currency or currencies, securities at par, and repayable in 31 days to 30 years. The covenants and commitments are the usual ones for this kind of transaction. The issuances of Negotiable obligations of May 1998 and June 2002 have been issued under that program. Telefónica obtained an authorization to make public offering of Negotiable obligations under such global program from the CNV and from the Luxembourg Stock Exchange.

- Exchange of negotiable obligations

On May 20, 2002 Telefónica’s Board of Directors decided to launch an offer to exchange the full amount of the issue made in July 1999 for a principal amount of US$100 million due July 1, 2002, hereinafter the “2002 Notes”.

This exchange offer began on May 28, 2002, and for each US$1,000 in principal in circulation of the 2002 Notes, Telefónica offered to exchange:

•	a principal amount of US$850 for new notes to be issued at 9.875%, due July 1, 2006, hereinafter the “2006 Notes”, plus
•	US$100 in cash for all 2002 Notes included in valid tenders until June 21, 2002, plus
•	US$50 in cash for all 2002 Notes in valid tenders made until June 13, 2002 (subsequently extended to June 18, 2002) as Early Tender Fee.

Holders making valid tenders of their 2002 Notes amounted to 83.971% of the total value of the issue. As a result, Telefónica issued 2006 Notes for a total amount of US$71,375,350 and paid US$12.6 million in cash (of which US$4.1 million corresponded to the Early Tender Fee). Subsequently, on maturity of the 2002 Notes, Telefónica proceeded to redeem the notes that were not exchanged by means of a payment of US$16.03 million.

The 2006 Notes accrue interest as from July 1, 2002 at an annual rate of 9.875% payable six-monthly on January 1 and July 1. The first interest payment date will be January 1, 2003. The 2006 Notes include a mandatory redemption right that can be exercised by the holders after July 1, 2004 if by July 1, 2004 the total outstanding principal amount corresponding to the issue made by Telefónica in November 1994 (hereafter the 2004 Notes) plus any refinancing of such notes due prior to July 1, 2006, were to exceed 30% of the total initial principal amount of the 2004 Notes.

Furthermore, on June 21, 2002 a Meeting of Holders of 2008 Notes issued by Telefónica was held at which approval was given for the waiver of the right to demand accelerated maturity of the notes in the event of failure to pay any other class of notes issued under the same program, through an amendment to Section 11 of the program issue terms and conditions. In consideration for this waiver Telefónica made a cash payment of US$1 million.

8.3.2.    Long-term financing

Telefónica has borrowed funds from major financial institutions in an amount equivalent to 460 million as of September 30, 2002. These funds have been borrowed under terms and conditions customary in this kind of transaction, which generally refer to the commitment not to encumber or grant security interests on its assets or on present or future revenues, other than certain permitted encumbrances or unless certain predetermined conditions are met.

Telefónica has received from a foreign financial institution not related to Telefónica a credit facility for an amount of US$12 million, which is due for payment in the long term under originally agreed conditions. Under certain covenants included in the loan agreement executed with such organization, and due to the effects of the Argentine economic crisis on Telefónica’s financial statements and financial position, the creditor has become entitled to declare, upon expiry of the stipulated grace period, the amount receivable from Telefónica to be immediately due and payable. On October 25, 2002, Telefónica requested from the creditor a specific waiver regarding such instances of noncompliance, which was obtained as it relates to financial statements as of September 30, 2002.

Additionally, Telefónica uses other long-term bank credit lines to finance imports from different commercial banks.

8.3.3.    Other financing—Related Parties

As of September 30, 2002, Telefónica and Telinver owed a total amount of approximately 3,182 million (US$851 million) (see Note 10.2.4.) and 148 million (US$40 million), respectively, to related parties, which matures until November 2002. These agreements established the usual commitments for these kinds of transactions, as well as clauses that establish that the creditor may accelerate the terms of Telefónica’s payables (“events of anticipated maturity”) if there are changes in Telefónica’s equity, economic and financial situation that due to their adverse nature may affect Telefónica’s capacity to comply with the obligations assumed in the agreements or if there are restrictions that may limit the capacity of Telefónica to repay its debts. The creditor has advised Telefónica that for the twelve-month period as from February 25, 2002 (beyond the due date of such debt): (i) the effects of the Public Emergency System implemented in Argentina by Decree No. 1,570/01, Law No. 25,561, as supplemented and amended, in force shall not be considered by the creditor as an event of anticipated maturity; and (ii) the creditor shall not consider that, as of such date, loans have become immediately due and payable in accordance with the agreements.

As of the date of these financial statements, the Company and Telefónica have met all obligations arising from the issuance of the above-mentioned debt instruments.

9.    REGISTRABLE ASSETS OF TELEFONICA

On October 27, 1994, ENTel in liquidation issued Resolution No. 96/94 whereby it undertakes to perform all acts necessary to accomplish the transfer of title of registrable assets for such time as may be necessary, notifying Telefónica 60 days before the date that may be defined as the expiration of ENTel’s commitment. This resolution recognized that the licensee companies will be entitled to claim the indemnity stipulated in the Transfer Contract for the real property whose title had not been conveyed to them by the time of the expiration of the above mentioned period. As of September 30, 2002 these assets have a net book value of about 645 million (in constant pesos of September 30, 2002), of which approximately 564 million (in constant pesos of September 30, 2002) have been registered in Telefónica’s name. In Telefónica’s opinion, the registration of title of a major portion of the most significant assets contributed by ENTel will be successfully completed. Accordingly, in Telefónica’s Management opinion, the final outcome of this matter will not have a significant impact on Telefónica’s results of operations and/or its financial position.

10.    ACCOUNTS AND TRANSACTIONS WITH AFFILIATES AND RELATED COMPANIES

10.1.    Affiliates (amounts expressed in millions of Argentine pesos)

10.1.1.    Telinver (See Note 4.)

On December 29, 2000 and June 28, 2001, Telefónica made irrevocable capital contributions to Telinver in an amount of 38 million (in constant pesos of September 30, 2002) and 80 million (in constant pesos of September 30, 2002), respectively, the first one through the settlement of certain receivables outstanding with Telinver.

Telefónica is evaluating Telinver’s financing needs considering the Argentine economic situation and the current difficulties to have access to credit, including the possibility to grant direct financing to cover short-term cash requirements and, if applicable, grant additional financing. However, if the current difficulties to obtain refinancing or additional loans for Telinver continue, Telefónica plans, and has so agreed with Telinver, to use its best efforts to provide such financing directly subject to Telefónica’s own fund availability, which depends on the evolution of the issues affecting Telefónica’s financial situation and cash flows described in Notes 8.1. and 12.

As of September 30, 2002, Telinver shows a negative shareholders’ equity of 48 million. Should this situation remain unchanged, Telinver will fall under the conditions for mandatory dissolution for loss of company capital due to accumulated losses set forth in clause 5 of Section 94 of the LSC. However, Decree 1269/02 dated July 16, 2002 has suspended the enforcement of sections 94 and 206 of the LSC until December 10, 2003.

10.1.2.    ECL

As of September 30, 2002, Telefónica holds together with Alto Palermo S.A. (“APSA”) a 50% interest in ECL for the development of an e-commerce shopping center. Thus, Telefónica, as successor of the rights and obligations assumed by Telinver with respect to this business, was bound to make, together with APSA, irrevocable contributions for the amount of US$10 million, which were made effective in equal parts on April 30, 2001.

Additionally, the parties undertook to make a capital contribution for the development of new business lines for a maximum of 12 million, 75% of which is to be contributed by Telefónica.

10.2.    Parent companies and related companies

Parent Companies

As of September 30, 2002, there are nine outstanding loan agreements executed between TISA (as lender) and the Company (as borrower) as set forth in the table included below. These loans accrued interest at six-month LIBOR plus a differential between 8% and 9%, payable semiannually. The principal (except for what is described in reference (a) of the above-mentioned table) had a semiannual repayment term, renewable automatically unless TISA notifies in writing its intention not to extend the contract at least three business days before expiration date.

During the current year, the Company and TISA executed an amendment to certain loan agreements whereby they agreed that TISA could determine, prior written notice, the capitalization of accrued interests as of each due date. As of September 30, 2002, capitalized interests under the above-mentioned loans amounted to US$3 million.

The detail of the loans is as follows:

Original agreement date	Last renewal date	Maturity date	Principal (in millions of US$)
06-07-01	09-09-02	03-10-03	38.0
07-26-01	04-30-02	10-30-02 (b)	10.3
07-27-01	04-30-02	10-30-02 (b)	9.4
09-13-01	09-18-02	03-18-03	4.5
03-29-02	04-22-02	10-21-02 (b)	10.4
07-29-02	N/A	01-29-03	0.3
07-30-02	N/A	01-30-03	2.5
07-24-02	N/A	01-24-03	10.0
05-09-02	N/A	(a)	14.5 (a)

(a)	Amortization of this loan is in equal annual consecutive installments until April 30, 2007, except for the first one, which matured on October 30, 2002 (on such date it was refinanced setting April 30, 2003 as its maturity date). As of September 30, 2002, the Company has classified such loan as current, taking into account the maturity date of the waiver mentioned below in this note.
(b)	These loans were renewed as they became due and accrued interests as of such date were capitalized accordingly to the clauses of the above-described contracts.

As of September 30, 2002, the book value of the above-mentioned loans amounts to US$102.4 million (equivalent to 383 million as of September 30, 2002) of which US$99.9 million corresponds to the principal amount and approximately US$2.5 million to interests. Additionally, as of September 30, 2002, the Company maintains with Telefónica a loan for approximately 1.2 million.

In obtaining the above-mentioned loans, the Company has undertaken certain commitments, mainly involving restrictions on the sale of assets and on the encumbrance of certain assets, on the Company or any of its affiliates becoming a party to mergers or acquisitions, with certain exceptions. In addition, the loans shall forthwith become due and payable upon the Company defaulting on any of the obligations undertaken under the loan agreement, changes in the Company’s controlling shareholders, the Company or its affiliates defaulting on their obligations in excess of euro 20 million, changes in the Company’s main business activity and should the Company or any its affiliates lose the government licenses obtained and should the Company’s financial and economic position be altered in such a way that, based on the adverse nature thereof, could affect the Company’s ability to meet the terms and conditions assumed on such agreement, and should there be any restrictions affecting its ability to settle the payables to TISA. TISA has advised the Company that until February 25, 2003: (i) the effects of the Public Emergency System implemented in Argentina by Decree No. 1,570/01, Law No. 25,561, as supplemented and amended, in force shall not be considered as an event of default as defined under the loan agreement; (ii) TISA shall not consider that, as of such date, loans have become immediately due and payable due to the restrictions affecting the Company’s ability to settle the payables to TISA in connection with the loan agreements and (iii) shall not consider that debts have become due and payable for the Company’s failure to meet certain financial ratios established in most of the contracts. Regarding the maximum term provided by the abovementioned waiver, as of September 30, 2002, the Company has classified as current liabilities, maturing in February 2003, a loan of US$9 million (equivalent to 34 million at the exchange rate in effect at September 30, 2002), whose original maturity date was noncurrent. Additionally, some of the loan agreements in effect include acceleration events in case certain judicial or extra-judicial proceedings are filed for amounts in excess of certain net equity percentages of the Company or material subsidiary. As of the date of issuance of these financial statements, the Company obtained a waiver in connection with those proceedings, covering at least the current terms of those loans.

During the years ended September 30, 2002 and 2001, the Company accrued interest and fees related to loan agreements with companies relating to Section 33 of the LSC for an amount of 20.8 million and 6.5 million, respectively (in constant pesos of September 30, 2002), and collected cash dividends for an amount of 215 million and 169 million (in constant pesos of September 30, 2002), respectively, from its investment in Telefónica.

Until December 15, 2000, THA provided all administrative services required by the Company, billing approximately US$174,000 annually. Starting from this date, these services are provided by Telefónica. During the years ended September 30, 2002 and 2001, the Company received administrative services from Telefónica for approximately 0.1 million (in constant pesos of September 30, 2002) each year.

Telefónica’s shareholders’ equity

As of September 30, 2002, Telefónica carries accumulated losses amounting to 3,825 million. Should such losses, by the end of its fiscal year, exceed 50% of the capital stock plus reserves, Telefónica would be subject to the conditions for mandatory capital stock reduction set forth in Section 206 of the LSC. However, Decree 1269/02 dated July 16, 2002 has suspended the enforcement of Section 206 of LSC until December 10, 2003.

Balances with Cointel’s related Companies

As of September 30, 2002 and 2001, Cointel did not maintain other balances with related companies in addition to the ones detailed at the beginning of this note. Additionally, during the years ended September 30, 2001 and 2000, the Company accrued interest with other related parties for an amount of 2.9 million and 4 million (in constant pesos of September 30, 2002), respectively, and during the year ended September 30, 2002, the Company did not accrue interest with such related companies.

10.2.1.    Agreement signed by the Company’s Shareholders

On April 11, 2000, certain affiliates of Hicks, Muse, Tate & Furst, Incorporated (“Hicks Muse”), including República Holdings, Ltd. and a Citibank N.A. affiliate, and TESA entered into a Stock Exchange Agreement (the “Contract”), in relation with certain transactions whereby, after certain conditions were met, as of December 15, 2000, CEI (now THA) original shareholders transferred to TESA, shares representing 80.9% of the capital stock and 84.7% of the votes of THA, in exchange for TESA common shares issued. On June 29, 2001, TESA notified THA that the former had transferred on May 8, 2001 all its shares in the latter to its subsidiary TISA. Additionally, as of December 31, 2001, as a result of THA’ s capital stock reduction, TESA’s indirect equity interest in THA, increased from 80.9% to 99.99%.

10.2.2.    TCP (See Note 4.)

In July 1999, Telefónica provided to the Argentine Government for the benefit of TCP performance guarantees under the PCS licenses obligations in the amounts of US$22.5 million and (jointly with Telecom Argentina Stet France Telecom S.A. (“Telecom”)) 45 million. As of the date of issuance of these financial statements, the CNC has not completed the technical audit related to the performance guarantees mentioned above. The outstanding performance guarantees denominated in foreign currency have been converted into pesos.

10.2.3.    TDA (See Note 4.)

On August 20, 1999, the CNC charged Telefónica and TDA with noncompliance with Decree No. 62/90 and Decree No. 266/98 for alleged infringement of the provisions on subsidies granted by the Basic Telephone Service Licensees to their subsidiaries and affiliates. On September 30, 1999, Telefónica provided the relevant defenses, and as of the date of these financial statements, the issue is pending resolution by the CNC. In the opinion of Telefónica’s management and its legal advisors, there are reasonable legal grounds to consider that the possibility of an adverse outcome is unlikely and remote.

10.2.4.    Telefónica’s outstanding balances and transactions with related companies (amounts stated in millions of constant Argentine pesos of September 30, 2002)

The common shareholders of the Company executed an agreement to regulate certain corporate decisions of Telefónica such as the dividend policy and preferential rights held by some of them (members of the consortium, as defined in the Transfer Agreement, and its affiliates) to provide assets and services under terms equal to or more favorable than those offered by third parties. Telefónica made certain transactions with the Company’s shareholders and companies related thereto, including the services rendered by the operator, TESA, and those rendered by other third parties related to the Company’s shareholders.

Furthermore, Telefónica has signed a Management Agreement with the operator TESA. Under this Agreement, the full management of Telefónica is entrusted to the operator. Such agreement was automatically extended through 2003 at TESA’s option, and may be extended again through 2008, at the operator’s option. The management fee amounts to 9% of the “gross margin”, as defined in the agreement, and in the case that its term is extended, the amount would range from 1.5% to 5% of the gross margin until 2008.

The expenses of Telefónica recognized in the consolidated financial statements under the management agreement with the operator, the transactions with other shareholders related to the furnishing of goods and services, and certain charges related to bank commissions, interest and administrative services during the years ended September 30, 2002, 2001 and 2000 are as follows:

	2002	2001	2000
Management fee	147	272	327
Supply of goods and services	134	73	248
Financial expenses	256	2	2

Transactions with Banco República relating to rental expenses and other ancillary services amounted to 11 million during the years ended September 30, 2001 and 2000 each year and 2 million for the period from October 1 through December 30, 2001 (date on which the República Group divested its interest in Telefónica Group). As of December 31, 2001, Banco República is no longer a company related to Telefónica.

Telefónica’s balances with the operator and other of the Company’s shareholders and other related companies as of September 30, 2002 and 2001 are (in millions of Argentine pesos):

	Asset / (Liability)
	2002	2001(1)
Related companies receivables	73	220
Prepaid rent	—	24
Prepaid expenses	—	7
Related companies payables	(160)	(157)
Top Program coverage cost – TESA (see Note 16.)	(10)	(4)
Bank and financial payables – TISA (2)	(3,182)	(1,199)
Bank and financial payables – TESA	—	(847)

(1)	Includes transactions with TCP, TDA and TYSSA, which were subsidiaries through the spin-off date (see Note 4.). Additionally, it includes receivables from and payables to companies related to Citigroup and the República Group that sold their interest in Telefónica as of December 31, 2001.
(2)	See Note 8.3.3.

On May 28, 2001, the National Executive Power issued Decree N° 677/01 which provides that any minority shareholder of Telefónica (that verifies the tenancy of stock as of the date of the decree) may demand that TESA make a purchase offer to all of Telefónica’s minority shareholders, in which case TESA could make an acquisition statement of Telefónica’s capital stock owned by third parties or make a tender offer of such Telefónica’s shares. Such acquisition offers or statements may be carried out by providing to minority shareholders an exchange option to receive controlling shareholders’ listed shares. Should any of the above transactions occur, once the acquisition has been completed and the established procedure has been met, Telefónica would be automatically left outside from the share public trading and listing system. However, Telefónica’s negotiable obligations would still remain in such system.

11.    COMMITMENTS

11.1.    IBM – Telefónica Contract

On March 27, 2000, Telefónica’s Board of Directors approved, considering the benefits foreseen by Telefónica based on the proposals received, the outsourcing through IBM of the operation and maintenance of the infrastructure of certain Telefónica’s information systems. Telefónica, TCP, Telinver and TDA (referred to jointly herein as “the Companies”) have executed certain contracts (the “Contracts”) with IBM whereby the operation and maintenance of the information technology infrastructure is outsourced to IBM for a six and a half-year term. Also, under this agreement, the Companies transferred gradually to IBM the assets used to render the services outsourced under the Contract. In consideration for the assets transferred, IBM paid 37.5 million, and has the obligation to renew the assets transferred periodically. Telefónica transferred such assets during August 2000. The agreement included that at contract expiration, IBM shall transfer to the Companies for a fixed price, the assets at such date dedicated to providing the services. IBM has hired the personnel of some of the Companies that had been assigned to rendering the services. Over the duration of the Contract the Companies shall pay IBM decreasing monthly installments in consideration for the base line services to be received under the Contract, and other charges for the use of additional resources. The total contract’s amount, which for Telefónica and Telinver was US$224 million and the above-mentioned fixed price for the transfer of assets, have fallen within the scope of the legal provisions applicable to contracts denominated in dollars described in Note 22. The charge for the service received during the years ended September 30, 2002, 2001 and 2000 arises from final agreements between the parties regarding the value of the services received.

11.2.    Other

Telefónica signed contracts covering works to be executed in the outside and inside plant, of which approximately 203 million are pending.

12.    TARIFF SYSTEM

12.1.    Tariff agreement

Decree N° 764/00 on telecommunications deregulation establishes that providers may freely set rates and/or prices for the services rendered and for customer categories, which shall be applied on a nondiscriminatory basis. However, if there were no effective competition, the “historical” providers of such areas shall respect the maximum rates established in the General Rate Structure. Below the values established in such rate structure, such providers may freely set their rates by areas, routes, long-distance legs and/or customer groups.

To determine the existence of effective competition, the historical providers shall demonstrate that another or other providers of the same service obtained 20% of the total revenues for such service in the local area of the Basic Telephony Service involved. Effective competition shall be considered to exist in the provision of national or international long-distance services for the calls originated in a local area of the Basic Telephony Service, when the customers in such area are able to choose, through the dialing selection method, among more than two service providers, if each of them, offers more than one long-distance destination. In 2000, Telefónica filed a request with the SC that effective competition be officially acknowledged to exist in the Buenos Aires metropolitan area. As the SC did not respond to its request within a reasonable period of time, the company brought the matter before the courts.

Except for areas and services where effective competition is demonstrated to exist, the rate agreements established a maximum rate per pulse denominated in US dollars. These agreements also provided for the right of Telefónica to adjust this rate for changes in the Consumer Price Index of the United States of America on April 1 and October 1 of each year.

However, Law of Public Emergency and Currency Exchange System Reform No. 25,561, dated January 6, 2002, provides that, in the agreements executed by the Federal Administration under public law regulations, including public works and services, indexation clauses based on foreign countries price index or any other indexation mechanism are annulled. In this regard, it sets forth that the prices and rates resulting from such provisions shall be established in pesos at a one peso ($1) = one U.S. dollar (US$ 1) exchange rate. Furthermore, Section No. 9 of the above-mentioned Law authorizes the National Executive Power to renegotiate the above contracts taking into account the following criteria in relation to public utility services: (a) the impact of the rates on the competitiveness of the economy and on distribution of income; (b) service quality and investment plans, when such aspects are contemplated in the contracts; (c) the interest of users and access to the services; (d) the security of the comprised systems; (e) the profitability of the companies.

Under the rate regulation mechanism in effect known as price cap, Decree No. 264/98 provided a 4% reduction (in constant dollar terms) in rates, in terms similar to the method provided by point 12.5.1. of the List of Conditions, to be applied during each year of the transition period to basic telephone service rates; and 90% of such reduction to be applied to domestic long distance services. Telintar and now Telefónica as it successor, has applied the same 4% reduction to international rates.

On November 3, 1999, the SC issued Resolution No. 2,925/99, whereby, based on the assumption of the nonexistence of effective competition as of such date, provided a 5.5% reduction in telephone basic service rates for the period November 8, 1999, through November 2000. Such reduction was applied to detailed billing, domestic and international long-distance services. Likewise, the starting time of the domestic and international long-distance reduced rate was brought forward.

In April 2000 and March 2001, Telefónica, Telecom and the SC executed rate agreements which, subject to the approval by the Economy Ministry and of Infrastructure and Housing, provided the terms under which the price caps would be applied:

i)	Price Cap as of November 8, 2000: the SC established that the rate reduction for the period November 2000/2001 would amount to 6.75%. The reduction would be applied through: a) discount plans that were effective as from March 2000 (commercial and government basic rates, local measured service, and the application of certain preferential rates for internet access), the non-application of charges set forth in Resolution N° 2,926/99 until November 8, 2001 and the non-application over the year of the two semiannual adjustments to the pulse value for the US Consumer Price Index; b) given that such plans were brought into effect before schedule, the accumulated effects of the above-mentioned rate reductions would be applied to the computation of price caps for the periods beginning November 2000, 2001 and 2002 adjusted at an interest rate of 12% per year; and c) furthermore, it was established that the difference between the effect of the discounts already granted and that of a 6% reduction would be applied on November 8, 2000 across different items of the tariff structure, and the additional 0.75% reduction would be applied as defined by the Licensees.

ii)	Price Cap as of November 8, 2001: the SC established that the efficiency factor for the price cap applicable for the period November 2001/November 2002 would amount to 5.6%. This rate reduction is to be implemented through: a) the non-application of the two adjustments to the pulse value for the US Consumer Price Index for the year, adjusting the effect at the 12% annual rate in order to measure it against the total expected 5.6% reduction, b) any balance resulting from the non-application of the adjustment to the value of the telephone pulse in the period 2000/2001, as well as any balance remaining in respect of a variety of items included in the 2000 price cap; c) any unapplied price cap portion remaining after the rate reductions mentioned in a) and b) above with respect to the 5.6% rate reduction, should be applied in the following manner: 70% as provided by Telefónica, 15% to the local service, and 15% to other services as required by the SC, other than monthly basic charges and the local measured service.

iii)	Price Cap as from November 8, 2002 through November 7, 2003: The SC established that the efficiency factor could not exceed 5%, but it did not set its value.

Although the reductions mentioned in point i), and the early reductions referred to in point ii), are being applied by Telefónica, the related agreements have not been yet approved by the Economy Ministry and of Infrastructure and Housing. As of the issuance date of these financial statements, the effect of the discount plans implemented has not been established as compared to rate reduction percentages provided by such agreements, and the regulatory agency has not approved how to apply the rate reduction mentioned in point i).

On the other hand, in relation to the complaint filed by Consumidores Libres Cooperativa Limitada de Provisión de Servicios Comunitarios (“Consumidores Libres”), mentioned in Note 13.c), on October 4, 2001, Court Room IV of the Federal Appellate Court on Administrative Contentious Matters of the City of Buenos Aires awarded a precautionary measure requested by the plaintiff ordering the National Government, Telefónica and Telecom “to refrain from applying the corrections set forth in Section 2 of the Agreements approved by Decree N° 2,585/91 until final judgment is rendered in the case”, which meant that the rates could not be adjusted by the US consumer price index.

In the opinion of Telefónica’s Management and its legal counsel, the outcome of the issues related to the rate agreements of April 2000 and March 2001 and the complaint filed by Consumidores Libres could exclusively affect the maximum rates for future services that Telefónica is authorized to charge its customers regarding services, areas, or customers in which the government did not declare the existence of effective competition. As of September 30, 2002, these maximum rates are determined by applying to rates effective as of November 7, 2000, the discounts applied in order to implement the price caps related to November 8, 2000, and November 8, 2001, under the above-mentioned agreements.

Under the price cap mechanism currently in effect, the rate reduction percentage and the services to which such reductions will eventually apply depend on the final approval of the above-mentioned rate agreements, and on the outcome of the legal proceedings commenced by Consumidores Libres regarding the effective rate system.

Based on current rate regulation mechanisms and considering Telefónica’s defense against the above-mentioned legal proceedings, in the opinion of Telefónica’s Management and its legal counsel, the outcome of these issues will not have a negative impact upon Telefónica’s financial position or a significant adverse effect on its results of operations.

In connection with the agreements executed by the Federal Administration under public law regulations, including public works and services, Law No. 25,561 provided for: (1) the annulment of dollar or other foreign currency adjustments and indexing provisions; (2) the establishment of an exchange rate for dollar-denominated prices and rates ($1 = US$ 1); and (3) the authorization for the National Executive Power to renegotiate the conditions of the above contracts taking into account the following criteria: (a) the impact of the rates on the competitiveness of the economy and on distribution of income; (b) service quality and investment plans, when such aspects are contemplated in the contracts; (c) the interest of users and access to the services; (d) the security of the comprised systems; (e) the profitability of the companies.

Decree N° 293/02, dated February 12, 2002, entrusted the Economy Ministry with the renegotiation of such agreements, including agreements that govern the provision of basic telephony services. The contractual renegotiation proposals were to be submitted to the National Executive Power within 120 days after the effective date of this Decree. Telefónica has fulfilled the filing of the information required by the Government, which included proposals to overcome the emergency.

In the opinion of Telefónica’s management and its legal counsel, the deep changes in the Argentine economic model experienced since the beginning of this year, including the enactment of the Economic Emergency Law, the depreciation of the Argentine peso against the U.S. dollar, the increase of domestic prices and the de-dollarization of rates, constitute extraordinary economic events that modified the economic and legal framework established by the Convertibility Law, which have therefore significantly changed the economic and financial equation and so justify an adjustment of the rate scheme to gear with the currently prevailing circumstances, such adjustment being fully in agreement with the principles set forth in the List of conditions and the Transfer contract, so as to ensure a regular, continued and efficient service supply.

The Transfer Contract contemplates the possibility of automatically adjusting rates in view of extraordinary unforeseen events as therein defined, or events or acts by the Government that materially affect the original economic and financial equation contemplated in the Transfer Contract.

In accordance with the foregoing, the proposal filed by Telefónica to the Government consists of the reinstatement of the rate scheme committed under the Transfer Contract, which provides rates denominated in pesos restated by applying the monthly Consumer Price Index (“CPI”) prevailing in Argentina, or in the case of significant differences in the variation of the U.S. dollar, by applying a polynomial formula that considers 40% of the monthly variation in the price of the U.S. dollar and 60% of the variation of the monthly CPI in Argentina, that had been set aside by the advent of the Convertibility Law and Decree 2,585/91. In addition, based on the above, Telefónica has proposed alternative approaches to achieve that objective, in particular to manage the transition from the current rates to those resulting from the application of the Transfer Contract.

Subsequently, under Decree 1839/2002 dated September 16, 2002, the National Executive Power extended for an additional term of one hundred and twenty business days since the expiration of the term set forth by Decree 293/2002, the term for the Ministry of Economy to submit to the National Executive Power the proposals for contracts renegotiation affected by the provisions of Section 8 of Law N° 25,561.

In addition, Decree No. 764/2000 has reduced the interconnection price for the origin and destination of the calls in the local areas to 1.1 cents/minute for districts with more than 5,000 inhabitants or a telephone-set density above 15 telephones every 100 inhabitants and to 1.3 cents/minutes for the rest of the districts and in the areas included in the original license of independent operators and to 0.30 cents/minutes for the transit within local areas. A 3% semi-annual price cap will apply during the first two years after these rules and regulations become effective.

As of the date of issuance of these financial statements, Telefónica’s Management is unable to foresee the final result of the negotiation under Law No. 25,561 or the rate scheme to be effective in the future; it is possible that such rate scheme will not maintain its value in U.S. dollars or constant pesos over time in accordance with any past and potential future increase in general price levels (“GPL”). In the opinion of Telefónica’s Management and Telefónica’s legal counsel, under general administrative law principles applicable to the Transfer contract and List of conditions, future rates should be fixed at a level which is sufficiently fair to cover service costs so as to preserve a regular, continued and efficient public telephone service supply within the legal framework by which the transfer Contract is governed. If as a result of the renegotiation, future rates evolve at a pace well below that established in the Transfer Contract, it would have a material adverse effect on Telefónica’s future financial position and results.

12.2.    Tariff restructuring

The tariff restructuring granted by Decree No. 92/97, effective on February 1, 1997, established an increase in the price of the monthly basic charge and in domestic service rates, and a decrease in the rates for domestic long distance and international services and for Telefónica’s local and domestic long distance public phone service for longer distances. The net impact of the rate restructuring was to be neutral on revenues during two years after its effectiveness. On December 1, 1999 the SC has issued Resolution No. 4,269/99, which established the SC’s final determination of the impact of the tariff restructuring as an excess in revenues of 18 million (which had previously been provisionally determined by the SC in 14 million). Resolution No. 4,269/99 also states that the SC will determine the form and time of implementation of the future rate reduction to compensate such excess revenues. Telefónica has filed an appeal for revision of this resolution, on the grounds that the calculation method used by the SC to determine the impact of the tariff restructuring established by Decree No. 92/97 has defects and should be challenged. As of the date of these financial statements such appeal has not been resolved.

In the opinion of Telefónica’s Management and its legal counsel, the outcome of these issues could exclusively affect the maximum rates for future services that Telefónica is authorized to charge its customers regarding services, areas, or customers in which the government did not declare the existence of effective competition. Therefore, in the opinion of Telefónica’s Management and its legal counsel the outcome of these issues will not have a negative impact upon Telefónica’s financial position or a significant adverse effect on its results of operations.

13.    LAWSUITS AND CLAIMS

a)	Labor lawsuits attributable to ENTel

The Transfer Contract provides that ENTel and not Telefónica is liable for all amounts owing in connection with claims based upon ENTel’s contractual and statutory obligations to former ENTel employees, whether or not such claims were made prior to the Transfer Date if the events giving rise to such claims occurred prior to the Transfer Date. However, using a theory of successor enterprise liability that they assert is based upon generally applicable Argentine labor law, certain former employees of ENTel have brought claims against Telefónica, arguing that neither the Transfer Contract nor any act of the National Executive Power can be raised as a defense to Telefónica’s joint and several liability under allegedly applicable labor laws.

In an attempt to clarify the issue of successor liability for labor claims, Decree No. 1,803/92 was issued by the National Executive Power. It states that various articles of the Work Contract Law of Argentina (the “Articles”), which are the basis for the foregoing claims of joint and several liability, would not be applicable to privatizations completed or to be completed under the State Reform Law. Although the issuance of Decree No. 1,803/92 should have been seen as favorable to Telefónica, it did not bring about a final solution to the above claims. In effect, in deciding a case brought before it, the Supreme Court of Justice upheld the provisions of the law and declared the Decree inapplicable.

In 205 cases where Telefónica was named as a co-defendant with ENTel under this theory of successor enterprise liability, it was held that Telefónica is not jointly nor severally liable on the labor claims. Some of these judgments have been appealed and no final decision has yet been handed down.

As of September 30, 2002, the claims filed against Telefónica and accrued interest and expenses with respect thereto totaled approximately 90.3 million. Telefónica has not booked an accrual for possible adverse judgments in such legal actions since (a) in the Transfer Contract, ENTel has agreed to indemnify Telefónica in respect of such claims and (b) the Argentine Government has agreed to be jointly and severally liable with ENTel in respect of such indemnity obligations and has therefore authorized Telefónica to debit an account of the Government at Banco Nación Argentina for any amount payable by Telefónica. Under the Debt Consolidation Law, ENTel and the Argentine Government may discharge their above-described indemnity obligations by the issuance to Telefónica of 16-year bonds. As of

September 30, 2002 Telefónica has paid approximately 4 million in cash for the above-mentioned claims. Telefónica initiated a claim for indemnification and reimbursement in connection with this matter. The case is being argued in court, and no ruling has yet been issued.

Regardless of the number of rulings that have already been held in Telefónica’s favor, court decisions have followed the precedent laid down by the Supreme Court of Justice in the area of joint liability in labor matters mentioned in the second paragraph, criterion that Telefónica and its legal counsel consider that will apply to pending cases. Notwithstanding this and the instruments that may be used by the Argentine Government to reimburse the amounts that would be paid, given the obligation incurred by the Argentine Government in the List of Conditions and in the Transfer Contract, on the one hand, and on the basis of the opinion of Telefónica’s legal counsel regarding the possible amount for which existing claims may be resolved, on the other, in the opinion of Telefónica and its legal counsel the final outcome of the issue should not have a material impact on Telefónica’s results of operations or financial position.

b)	Reimbursement of Value Added Taxes (“VAT”) paid by Telintar

On April 24, 1995, Telecomunicaciones Internacionales de Argentina (“Telintar”) filed an application with the AFIP-DGI for the reimbursement of approximately 21.3 million arising from the modifications of certain prior positions originally taken by Telintar with respect to the computation of VAT credits applicable to certain transactions for the period January 1, 1993 through February 28, 1995. In addition and as a consequence of the situation mentioned above, Telintar applied for the reimbursement of approximately 5.9 million in income and asset taxes.

During the fiscal year ended September 30, 1997, the AFIP-DGI accepted Telintar’s position on the first claim and reimbursed 20.7 million of principal and 3.6 million of interest to the company. Since the AFIP-DGI has still not given its opinion on the second claim, Telefónica as a successor in TLDA’s business has not recorded any amounts relating to the latter claim mentioned in the previous paragraph. In this regard, should a decision be passed sustaining Telintar’s case, the successor companies will then agree on the criterion to be followed for distributing the resulting proceeds between them.

c)	Other

Consumidores Libres initiated a legal action against Telefónica, Telecom, Telintar and the Federal Government. The object of this action is to declare the nullity, unlawfulness and unconstitutionality of all standards and rate agreements issued since the Transfer Contract, Consumidores Libres’s objective being to have the rates of the basic telephone service reduced and the amount supposedly collected in excess refunded, limiting them in such a way that the Licensees´ rate of return should not exceed 16% per annum on the assets as determined in point 12.3.2. of the List of Conditions approved by Decree No. 62/90. Also, other points of Telefónica’s contracting policy have been called into question.

After analyzing the claim, Telefónica’s legal counsel contested it, petitioning that it should be dismissed on the grounds that it fails to state a claim with a basis in law. The court of original jurisdiction ruled in Telefónica’s favor, but this resolution was revoked by the Court of Appeals that resolved that the claim must not be dismissed but must be substantiated at the court of original jurisdiction. None of these courts have yet ruled on the substance of the claim. Through its legal counsel, Telefónica filed an appeal to the Supreme Court of Justice against the Appeal Court’s resolution, which was denied. Telefónica subsequently filed an appeal of such denial with the Supreme Court of Justice and a decision regarding such matter is pending.

In this scenario, on October 4, 2001, Court Room IV of the Federal Appellate Court on Administrative Contentious Matters of the City of Buenos Aires awarded a precautionary measure requested by the plaintiff ordering the Federal Government, Telefónica and Telecom “to refrain from applying the corrections set forth in Section 2 of the Agreements approved by Decree No. 2,585/91 until final judgment is rendered in the case”, which meant that the rates could not be adjusted by the US consumer price index.

Telefónica appealed such decision before the Argentine Supreme Court of Justice rejecting the arguments stated therein. No decision on the appeal has been rendered as of the date of these financial statements.

In the opinion of Telefónica’s management and its legal counsel, it is unlikely and remote that the resolution of this issue could have a negative effect on the results of its operations or financial position.

14.    RULES GOVERNING THE PROVISION OF BASIC TELEPHONE SERVICES

a)	Provision of basic telephone services

As from March 1992, and in compliance with its specific functions, the CNT, now the CNC, started to regulate certain aspects related to the basic and international telephone services, such as procedures to make claims, contracting, billing and service quality, some of which have been the object of appeals by Telefónica.

Telefónica appealed Resolution No. 189/95 of the CNT which ordered Telefónica, Startel S.A. (“Startel”) and Telecom to avoid rendering certain services based on the use of joint facilities, unless they were part of agreements that had been approved by the CNT and reported to any potentially interested competing provider of those services and Resolution No. 1,197/95 disallowing the agreements made by Telefónica and by Telecom with Startel related to the lease links owned by the licensees for the purpose of rendering services handled by Startel. The resolution also states that the Licensees shall transfer to Startel, for valuable consideration, the equipment and other assets that they placed at the disposal of Startel for the rendering of such services.

As a consequence of the granting of an appeal that had been petitioned by Telefónica in a lawsuit initiated by IMPSAT S.A. in relation with this matter, Resolution No. 100 of the Ministry of the Economy and Public Works and Utilities (Ministerio de Economía, Obras y Servicios Públicos) (“M.E. y O.S.P.”) (which had been issued subsequently to the above-mentioned resolutions, and had repealed them) remains effective as of the date of these financial statements.

However, in the event the issue was not favorably resolved (i.e that Resolution No. 100 of the M.E. y O.S.P. was annulled), the evolution of the regulation after the issuance of the resolution provides that the annulment thereof should have no further practical implications since the obligation of interconnecting to the networks, held by the service providers, as well as the possibility that they reciprocally lease the use of such networks, has been clearly established by the regulation which to date is fully effective (Decree No. 764/00). In effect on June 27, 2002 the Supreme Court of Justice declared the case argued by IMPSAT S.A. lacking in legal right, on the grounds that the successive changes to regulations that had taken place resulted in the ineffectiveness of the matters originally brought to litigation, as the lifting of restrictions to which IMPSAT S.A. aspired had taken place, so that the limitations on which the plaintiff had grounded its plea for a declaration of illegality in relation to Resolution 100/95 issued by the ME y OSP have thus been overcome.

Under Resolution 983/2002, the CNC imposed a penalty on the Company consisting of a fine of 680,000 (historical pesos) for alleged breach of the General Basic Telephone Service Regulations (“GBTSR”), and further imposed several other related obligations on Telefónica, mainly related to the restitution of those services affected by stolen cables. The referred penalty was appealed by Telefónica. In the opinion of Telefónica and its legal advisors, the referred breach lacks of legal grounds for the sanction to succeed, as: a) the theft of cables is an event of force majeure that releases Telefónica from liability; b) Telefónica has reinstated more than 90% of the services affected by theft; c) there are sufficient public telephones installed and in operation in the affected areas so as to warrant effective service supply, and certain steps have been taken with the security forces so as to safeguard the integrity of the cables; d) Telefónica is reimbursing customers for non-service days and has timely answered each of the CNC’s requests for information.

In the context of the transition to competition in telecommunications, the SC has issued the following resolutions:

—  Decree No. 764/2000, which approved the Rules for granting of Licenses for Telecommunications Services, the Rules for Interconnection and the Rules for Management and Control of Radioelectric Spectrum, that constitute the current regulatory framework applicable to Telefónica. See Note 7.

—  Decree No. 764/2000 repealed Resolutions No. 18,971/99 and 16,200/99 and approved the Universal Service rules and regulations to promote the access to telecommunications services by customers either located in high-cost access or maintenance areas, or with physical limitations or special social needs. Such rules and regulations effective from January 1, 2001, establish that the deficit for the provision of these services will be financed through the payment by all telecommunications providers (including Telefónica) of 1% of total revenues for telecommunications services net of taxes, the “Universal Service Fund”. As of the date of these financial statements, the SC has not defined the mechanism through which Telefónica should recover the cost incurred for rendering these services.

—  The SC issued Resolution No. 18,927/99, establishing, once the transition to competition in telecommunications ended, the deregulation in the provision of goods, services and works required by the licensees of Basic Telephone services.

b)	Other services

Through Resolution No. 109/00, the SC declared the radio spectrum administration and management in state of administrative emergency for a term of 120 calendar days, thus suspending: the assignment of frequencies related to certain radio bands, such as the ones assigned to “data transmission and value added services” and “high-density systems”; the acceptance and/or processing of applications requesting new frequency assignments; and any procedure related to license transferring and/or modifying the license terms and conditions. Through Resolution No. 271/00, the SC subsequently extended the term of emergency until July 24, 2000. Decree No. 764/00 dated September 5, 2000, approved new regulations concerning the radio spectrum administration and management whereas the revision of frequency assignments under Resolution No. 109/00 continues.

15.    PATRIOTIC BOND AND TAX CREDIT CERTIFICATES

15.1.    Patriotic Bond

In May 2001, under the scope of Decree No. 424 from the National Executive Power dated April 10, 2001, Joint Resolution 63/01 (Treasury Secretary) and 23/01 (Finance Secretary), as supplemented, Telefónica executed a Patriotic Bond subscription commitment (bond issued by the Argentine Government) for a total amount of US$30 million, which was completely paid in that month. This bond is denominated in US dollars, is made out to bearer, and is negotiable in local and foreign stock markets. It will be amortized in 5 equal and successive quarterly installments payable from May 11, 2003 through May 11, 2004. It accrues interest equivalent to the average obtained from the 30 days immediately preceding each monthly interest period (including the first day of each period) of the B.C.R.A. survey for fixed-term deposits in private banks with a term from 30 to 35 days and higher than US$1 million, plus an annual 4.95%, payable on a monthly basis past the due date. Issuance clauses allow using this security to pay Federal taxes in the event that amortization and /or interest are not paid by the related due dates. Since the Federal Government has not paid off since January 2002, the related interest on such bond, Telefónica has applied such interest against taxes payable. As of September 30, 2002 this bond has been disclosed under “Other receivables” its intended use.

In addition, under Decree 1657/02, published in the Official Bulletin on September 6, 2002, the National Executive Power suspended for a period of ninety days as from that date, the rules contained in Decrees 424/01; 1615/01; 979/01; 1005/01 and 1226/01 regarding the payment of national tax liabilities with public debt securities, and to suspend for the same term the transferability of the public securities referred to in those decrees, in order to implement mechanisms for identifying the outstanding securities and their future allocation to the payment of taxes, so as to enable the Ministry of Economy to deliver a bill to the National Executive Power aimed at harmonizing the use of those securities for the payment of taxes with the budgetary possibilities of each of the future fiscal years.

Subsequently, under Decree 2243/02, published in the Official Bulletin on November 7, 2002, Decree 1657/02 was amended effective November 8, 2002, by introducing, inter alia, the following changes: i) the CCF were excluded from the above suspension (thus allowing them to be allocable to the payment of national taxes), ii) the holders of tax credits corresponding to the securities under Decrees 424/01, 1005/01 and 1226/01 are conferred the right to return to the original securities, thus recovering the possibility of transferring them but losing the right to allocate them to the payment of taxes; and iii) establishing an 80 million monthly quota for the application on the payment of national fiscal liabilities of tax credits originated in the interest coupons, due or not, related to the securities under Decree 424/01, as well as the securities under Decrees 1005/01 and 1226/01. This quota will allotted by the Treasury Secretary by making monthly tenders in which the holders of the abovementioned securities may file bids for cancellation of national tax liabilities. The Treasury Secretary will allot the quota among such bids that propose the largest amount of pesos until completing the referred quota.

15.2.    Tax Credit Certificates

During August 2001 under the legal framework of Decree 979/01, Telefónica signed a TCC subscription agreement for a total amount of US$15 million, which was fully paid. Under the provisions of Decrees No. 410/02 and No. 471/02, as from February 3, 2002, these certificates, originally denominated in US dollars, were converted into pesos at the $1.40 = US$1 exchange rate (increasing the amount of the subscription to 21 million), the benchmark stabilization coefficient being effective as from that date. Such book entry certificates accrue interest at a maximum annual nominal rate of 2% (as from February 3, 2002, under Decree N°471/02) on the original nominal value balances and may be compensated at their notional value against VAT or income tax or any other substituting or replacing tax, both for payment of tax returns and for prepayments. Such tax obligations may be honored by compensating 25% of the total of such certificates upon each expiration date as from January 1, 2003, July 1, 2003, January 1, 2004 and July 1, 2004. Those TCC not totally or partially used in the manner foreseen above may be applied, after 1 year has elapsed from each of such dates, to settle other tax liabilities payable to the AFIP, whether own or third parties’. After expiration of ninety days after each of the dates mentioned above and until December 31, 2006, any unused tax credit certificate will be freely transferable, whether fully or partially. The Federal Government may redeem, fully or partially, any unused amount of the certificate after September 30, 2005, at their notional value as of the prepayment date. Otherwise, any unused balance of the tax credit certificates as of December 31, 2006, will be prepaid by the Federal Government at their technical value as of that date.

16.    EXECUTIVE INCENTIVE PROGRAM AND STOCK PURCHASE AND STOCK OPTION PROGRAM

On August 9, 2000, an incentive program (the “TOP” Program) was initiated for executives, consisting of granting stock options of TESA (the indirect controlling shareholder of Telefónica) to 17 of Telefónica’s top executives who are bound to hold them for the Program term. During May 2001, each executive signed the incentive program agreement and bought a predetermined number of TESA shares at market price to assign them to the Program. The executives were granted a number of TESA stock options at a given strike price, adjusted for dilution, currently equivalent to 14.5052 euro per share, equal to ten times the number of shares purchased and assigned to the Program, plus a number of TESA stock options at another given strike price, adjusted for dilution, currently equivalent to 21.7554 euro per share, equal to ten times the number of shares purchased and assigned to the Program. The program term is three years during which the options may be exercised no more than three times. The eligible shares under the Program total 26,613 involving a total amount of 532,260 options. The total cost of the program for Telefónica is 2.4 million euro based on the market value of the options on the grant date. This amount has been deferred, and is being recognized as expense over the term of the program, in “Salaries and social security taxes and other expenses” in Note 23.h).

Furthermore, TESA approved a program whereby all Telefónica employees who chose to participate acquired a number of TESA shares, which number was based on their annual compensation, for the equivalent of 5 euro per share. In addition, TESA granted the participants 26 stock options for every TESA share purchased, at a strike price of 5 euro per option. The actual number of options eligible for exercise depends on the appreciation, if any, of the stock price of TESA over the reference value established at 20.09 euro (originally 24.5 euro). The program term is four years and participating employees may exercise the options granted on three different occasions during such four-year term.

The benefits under this program are contingent on the participants continued employment with the Telefónica group, i.e. they may not unilaterally and voluntarily terminate their employment with the group before the exercise date without losing the benefits under the program. Since the above benefits are granted by TESA directly, this program does not involve any expenses to Telefónica.

17.    SUPPLEMENTAL CASH FLOWS INFORMATION

Pursuant to the requirements of the SEC, the Company has presented statements of cash flows in accordance with generally accepted accounting principles in the United States of America (“US GAAP”). The following additional disclosures are presented with respect to the statements of cash flows in accordance with these requirements.

47

	2002	2001	2000
Interest paid	303	588	591
Income tax paid	38	400	403

In the consolidated statements of cash flows, cash and cash equivalents are comprised of (amounts expressed in million of Argentine pesos):

	2002	2001	2000
Cash	62	22	55
Investments which are cash equivalents	294	52	838

Cash and cash equivalents	356	74	893

18.    DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES FOLLOWED BY THE COMPANY AND US GAAP

a)	Accounting principles followed by the Company

The consolidated financial statements have been prepared in accordance with Argentine GAAP applicable to consolidated financial statements, which differ from generally accepted accounting principles of the countries of the users of the financial statements.

Differences between Argentine GAAP and US GAAP and their effect on net income and on shareholders’ equity are set forth in b) and c) below.

b)	Description of differences between Argentine and US GAAP

Differences between Argentine and US GAAP relate to the following items:

  1.    Restatement of financial statements for general price-level changes

According to Argentine GAAP, if cumulative inflation exceeds 8% annually, the inflation adjustment method is to be applied.

In August 1995, according to the requirements of Argentine GAAP, the method of restatement of amounts into constant pesos had been discontinued, due to the low levels of inflation at that time. However, in the fiscal year ended September 30, 2002, the consumer price index and the wholesale price index (which is applicable for restatements of financial statements in constant pesos) reached 40% and 121%, respectively, and therefore, inflation accounting was reinstated under Argentine GAAP (see Note 2.3.). Also, under Argentine GAAP, the period from August 1995 through December 2001 is considered to be a “stability period”, because of the low level of increase in general prices during that period. Accordingly, inflation effects are not applied during such period.

In accordance with the generally accepted accounting principles applied by Telefónica Group for purposes of the Group’s consolidated financial statements, Argentina did not meet the definition of a highly inflationary economy in 2002. For that reason, TESA incorporates, for consolidation purposes, our balances without computing any inflation adjustments for the inflation experienced during 2002. Consistent with our ultimate parent company’s policies, and for our own US GAAP reconciliation, we have elected not to use the alternative of maintaining the 2002 inflation adjustment that the SEC provide for countries such as Argentina where local GAAP continues to require price-level adjustments. Therefore, we have included in our US GAAP reconciliation an adjustment eliminating the effects of inflation during the fiscal year ended September 30, 2002.

  2.    Restatement of financial statements for comparative purposes

Under Argentine GAAP, amounts corresponding to prior fiscal years that are presented for comparative purposes are also restated for the inflation of the current year so as to allow for comparison in constant Argentine pesos of September 30, 2002.

For US GAAP, amounts for prior fiscal years have been adjusted to eliminate such restatement and are presented in nominal pesos.

  3.    Capitalized interest

Under Argentine GAAP, interest expense incurred on liabilities specifically identifiable to construction in progress is capitalized. For the portion of construction in progress not financed by specific liabilities, the Company assumes such expenditures are financed by any remaining liabilities (both interest and non-interest bearing) and shareholder’s equity.

Under US GAAP, interest expense incurred on liabilities specifically identifiable to construction in progress is capitalized. For the portion of construction in progress not financed by specific liabilities, the capitalization rate applied to such excess is the weighted average of the rates applicable to other borrowings of the Company remaining interest bearing liabilities.

  4.    Inventories

Under Argentine GAAP, inventory is stated at the lower of either replacement/reproduction cost or market. Under US GAAP, inventory is stated at the lower of cost or market. The Company determines cost principally on an average cost basis.

  5.    Income tax and tax on minimum presumed income

Under Argentine GAAP, income tax expense is generally recognized based upon the estimated current income tax liability to the Federal Treasury. Interperiod tax allocation that would result in deferred tax liabilities and assets for future tax consequences of events that have been recognized in a company’s financial statements or tax returns, even when allowed, is not a common practice among Argentine corporations. In addition, tax credits are assessed for recovery under the general recoverable value principle which requires the use of best estimates of the future economic use of the asset by the Company’s management (Note 2.6.h).

Under US GAAP, the Company, Telefónica record income taxes using the method required by Statement of Financial Accounting Standards (“SFAS”) No. 109 “Accounting for Income Taxes”. Accordingly, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. SFAS 109 requires companies to record a valuation allowance for that component of net deferred tax assets, including tax credits arising from minimum presumed income tax (together “tax assets”), which does not meet the “more likely than not” criterion for realization, based on the assessment of evidence established in US GAAP rules. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

In assessing the realizability of tax assets, management considers whether it is more likely than not that some portion or all of the tax assets will not be realized. The ultimate realization of tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers all available evidence, both positive and negative including the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning in making these assessments. In accordance with SFAS 109, the Company and Telefónica are required to continuously evaluate the recoverability of tax assets. As a result of the uncertainty related to the outcome of the tariff renegotiation (see Note 12.1.), the Company and Telefónica have established a valuation allowance against their net tax assets under US GAAP in accordance with the provisions of SFAS 109.

  6.    Intangible assets and deferred charges

Under Argentine GAAP, organization, advertising and/or preoperating expenses may be deferred and charged to income against future revenues. Under US GAAP, these costs must be expensed as incurred.

Goodwill merged into the Company in connection with the corporate reorganization mentioned in Note 4.2. related to the data transmission business, including the authorizations to use the “B” Band therein mentioned, are considered under Argentine GAAP as a license and amortized by straight-line method. Under US GAAP, this item should be presented as an intangible asset and amortized by the straight-line method.

  7.    Costs associated with the issuance of debt

Under Argentine GAAP, the costs associated with the issuance of the Company’s Negotiable obligations may be charged to income at the time of issuance or deferred and amortized over the period the debt is outstanding. Under US GAAP, the costs associated with all of the issuances of debt securities are to be deferred and amortized over the period the related debt is outstanding. The deferred costs are to be amortized by the effective interest method or by the straight-line method if not materially different from the effective interest method.

  8.    Debt refinancing costs

Under Argentine GAAP, costs associated with the exchange of debt are deferred and charged to expense on a straight-line basis during the duration of the loan. However, under US GAAP, Emerging Issues Task Force (“EITF”) 96-19 specifies that if new debt is issued in exchange for old debt, and the new debt is not deemed to have substantially different terms than the old debt, any costs incurred with third parties directly related to the exchange are expensed as incurred.

  9.    Goodwill on investment in controlled companies

Under Argentine GAAP, goodwill arising from investments in controlled companies is based on the excess of the purchase price over the book value of the net assets acquired. Under US GAAP, prior to October 1, 2001, goodwill is determined based on the excess of the purchase price over the fair value of assets acquired and liabilities assumed.

In June 2001, the Financial Accounting Standards Board (“FASB”) has issued SFAS 142 “Goodwill and Other Intangible Assets”. The provisions of this Statement are required to be applied starting with fiscal years beginning after December 15, 2001. Early application is permitted for companies with fiscal years beginning after March 15, 2001. The Company early adopted SFAS 142 in the fiscal year ended September 30, 2002. SFAS 142 requires that intangible assets with a finite useful life are amortized, and that intangible assets with indefinite useful lives and goodwill are not amortized, but are recognized at fair value and tested for impairment. Accordingly, under US GAAP, as from October 1, 2001, the Company stopped recording goodwill amortization. Under Argentine GAAP, the Company continues amortizing such goodwill.

10.    Investment in Telefónica

Under Argentine GAAP, as of September 30, 2002 and 2001, Cointel’s investment in Telefónica was accounted for by the equity method (for both the Telefónica Class A and B shares in Cointel’s stand-alone financial statements and consolidated in these financial statements). As of September 30, 2000, Cointel’s investment in Telefónica was accounted for by the equity method (for the Telefónica Class A shares classified as long-term investment in such company in Cointel’s stand-alone financial statements and consolidated in these financial statements), and at their market value net of estimated selling expenses (for Telefónica Class B shares, which were held for trading purposes). See Note 8.2.1.

Under US GAAP, Cointel’s investment in Telefónica for all periods presented was accounted for by the equity method. For the purpose of preparing these financial statements, the Company consolidated its financial statements with Telefónica’s including its investment in Telefónica Class B shares. Therefore, as of September 30, 2000, the investment in Telefónica’s shares recorded under Argentine GAAP at market value net of estimated selling expenses was eliminated in the consolidation process. The US GAAP reconciliation recognizes for the year ended September 30,

2000 the effect of adjusting the valuation for the Telefónica’s Class B shares under Argentine GAAP to the amount required under US GAAP.

11.    Preferred stock

Under US GAAP, mandatorily redeemable preferred stock should be classified outside the shareholders´ equity. Under Argentine GAAP, preferred shares are classified as capital stock.

Under Argentine GAAP, any increase (decrease) in the carrying amount of preferred stock is recorded as an adjustment to common capital stock, as such increase (decrease) represents a redistribution of the total value of the Company´s capital stock between its common and preferred shareholders. Under US GAAP, the increases (decreases) in the carrying amount of preferred stock are recorded as charges against retained earnings or, in the absence of retained earnings, by charges against paid-in capital.

12.    Regulation

Telefónica provides telephone services in Argentina and therefore is subject to the regulatory control. Rates for services are tariff regulated. Although changes in tariffs for services are authorized and computed based on a tariff agreement (see Note 12.1.), there is no fixed rate of return. Accordingly, the requirements of US GAAP related to a business whose rates are regulated on the basis of its actual costs are not applicable to these consolidated financial statements.

13.    Comprehensive Income

The Company has not reported separately comprehensive income because there are no material differences between its net income and comprehensive income as defined by SFAS 130. The cumulative effect as of the beginning of the year ended September 30, 2001, the year of the initial application of SFAS 133, was not material (see point 15 below).

14.    Revenue Recognition

Under Argentine and US GAAP, the Company recognizes wireline revenues (local and long distance services, installation services and network access, among others) based upon network usage. The Company recognizes product revenues when the products are delivered and accepted by the customers. The Company recognizes directory revenues and associated costs when the directories are published and distributed. For contracts where the Company provides customers with an indefeasible right to use network capacity, the Company recognizes revenue ratably over the stated life of the agreement.

Under Argentine GAAP, the Company accounts for installation revenue and related costs at the installation date. For US GAAP, SEC Staff Accounting Bulletin (“SAB”) 101 “Revenue recognition in Financial Statements” requires, that: i) installation revenues are not included in income of the period when the installation takes place but deferred and amortized during the period representing the possible duration of the relationship with the customer, and ii) related costs are not charged to income but capitalized and depreciated in a similar period.

Adoption of SAB 101 from October 1, 2000 resulted in the recording of the cumulative effect of unamortized deferred revenues, net of capitalized costs after accumulated depreciation and deferred income tax effects, as a deduction from Net income during the year ended September 30, 2001, the year of adoption.

15.    Accounting for Derivative Instruments and Hedging Activities

In June 1998, the FASB issued SFAS 133, “Accounting for Derivative Instruments and Hedging Activities”. This statement establishes accounting and reporting standards requiring that every derivative instrument be recorded in the balance sheet as either an asset or liability measured at its fair value. SFAS 133 requires that changes in the derivative’s fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative’s gains and losses to offset related results on the hedged item in the statement of operations, and requires that a company must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting. The Company adopted SFAS 133 as of October 1, 2000. The cumulative effect of the related change in accounting principle as of October 1, 2000 was not material.

16.    Accounting for stock option plan

As mentioned in Note 16, TESA implemented a compensation plan based on TESA’s stock for the benefit of all of Telefónica’s employees.

Under the plan, Telefónica’s employees have purchased TESA’s stock at 5 euro each and, for every share acquired, have been granted 26 options on TESA’s stock. This plan does not involve any economic cost to Telefónica and therefore Telefónica has not made any charge to income under Argentine GAAP for this plan. However, for US GAAP purposes:

a)    the difference between the market value and purchase price of 5 euro results a charge to Telefónica’s income for the year ended September 30, 2001, and

b)    the cost represented by the options granted by TESA are deferred and recognized over the period of service delivery covered by the plan (4 years as from February 2001). Such cost is accounted for at its intrinsic value, as defined in Accounting Principles Board Opinion (“APB”) 25, applied to the number of options.

Any adjustment to income resulting under US GAAP would have no impact on total shareholders’ equity because the charges involved would be treated as additional paid-in capital from TESA.

TESA advised Telefónica that, as actual number of options eligible for exercise varies depending on the appreciation, if any, of the stock price of TESA over the reference value, it was not feasible to estimate at September 30, 2002 the quantities of shares that are likely to vest in the future. Accordingly, the application of provisions of APB 25 mentioned in b) above did not result in any US GAAP adjustment to net income for the years ended September 30, 2002 and 2001.

Had compensation expense for options granted under the TIES Program been determined based on fair value at the grant dates in accordance with SFAS No.123, the Company would have not recorded any compensation expense for the same reasons indicated above.

The weighted average fair value of options granted was 4.14 euros per share.

17.    Capitalized exchange difference

Under Argentine GAAP, when construction of work in progress extends over time, its value includes the cost of financing (interest and foreign exchange difference) the investment by third parties during the construction period until such time as the asset is ready to be used for an economic purpose.

Under US GAAP, foreign exchange differences are expensed as incurred.

18.    Contingencies

During the normal course of business, the Company is subject to miscellaneous other labor commercial, tax and regulatory claims. While these actions are being contested, the outcome of such individual matters is not predictable with assurance. Based on management’s assessment regarding the probable loss from such claims, and the advice of legal counsel, the Company has accrued 132 million pesos as of September 30, 2002 (see Note 23.e).

19.    Guarantees

As disclosed in Note 10.2.2. in connection with the granting of a license to TCP to provide PCS mobile phone services, Telefónica provided to the Argentine government a guarantee in the amount of US$22.5 million (subsequently converted into 22.5 million) and 45 million (jointly with Telecom) regarding TCP’s provision of network coverage in Argentina by December 2001. TCP fully has complied with the performance requirements of the PCS license.

20.    New accounting pronouncements

I.    US GAAP

a)    Accounting for Asset Retirement Obligations

In June 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations”. SFAS No. 143 requires that the fair value of a liability for an asset retirement obli.gation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. An entity shall measure changes in the liability for an asset retirement obligation due to passage of time by applying an interest method of allocation to the amount of the liability at the beginning of the period. The interest rate used to measure that change shall be the credit-adjusted risk-free rate that existed when the liability was initially measured. That amount shall be recognized as an increase in the carrying amount of the liability and as an expense classified as an operating item in the statement of operations. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002.

b)    Accounting for Impairment and Disposal of certain Assets

In August 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment and Disposal of Long-Lived Assets”, which supersedes SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of”, and certain provisions of APB No. 30, “Reporting Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions”. SFAS No. 144 requires that long-lived assets to be disposed of by sale, including discontinued operations, be measured at the lower of the carrying amount or fair value less cost to sell, whether reported in continuing operations or in discontinued operations. SFAS No. 144 also broadens the reporting requirements of discontinued operations to include all components of an entity that have operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity. The provisions of SFAS No. 144 are effective for fiscal years beginning after December 15, 2001.

c)    Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections

In April 2002, the FASB issued SFAS No. 145, “Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections”. SFAS No. 145 rescinds SFAS No. 4, “Reporting Gains and Losses from Extinguishments of Debt”, SFAS No. 64, “Extinguishments of Debt made to Satisfy Sinking Fund Requirements”, and SFAS No. 44, “Accounting for Intangible Assets of Motor Carriers”. The statement also amends SFAS No. 13, “Accounting For Leases”, to eliminate certain inconsistencies within that statement. SFAS 145 also makes certain technical corrections or clarifications to other authoritative pronouncements. Certain provisions of SFAS No. 145 are effective for transactions occurring after or financial statements issued after May 15, 2002.

d)    Accounting for costs associated with exit or disposal activities

In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”. SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies EITF Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)”. The provisions of this Statement are effective for exit or disposal activities that are initiated after December 31, 2002.

In the opinion of the Company’s and Telefónica’s management, the adoption of provisions of the rules described in a) through d) will not have a material effect on net income or shareholders equity under US GAAP.

II.    Argentine GAAP

Note 2.9 describes certain changes to professional accounting principles in Argentina that will be in effect to the Company as from the transition period of three months commencing October 1, 2002 and ending December 31, 2002 (see Note 24.). Implementation of the new rules, after approval by the CNV, will imply the adoption, for Argentine GAAP purposes of certain principles that are also in accordance with US GAAP and currently result in reconciling items or additional disclosures.

c)	The following is a summary of the adjustments to net (loss) income and shareholders’ equity that would have been required had US GAAP been applied instead of Argentine GAAP in the accompanying consolidated financial statements (amounts expressed in million of Argentine pesos):

	September 30,
	2002	2001	2000
Net (loss) income according to the consolidated financial statements, Argentine GAAP in constant pesos	(2,888)	(49)	301
Reversal of inflation restatement		27	(165)

Comparative amounts as per historical financial statements		(22)	136
US GAAP adjustments
Increase (decrease) due to:
Reversal of inflation restatement and monetary results	(2,097)	—	—
Intangible assets and deferred charges	—	(1)	10
Goodwill on investment in Telefónica	10	1	(1)
Investment in Telefónica	—	82	(36)
Capitalized interest (a) (f)	(2)	(3)	(3)
Capitalized exchange differences	(12)	—	—
Deferred income tax (e)	(83)	94	22
Costs associated with the issuance of debt	(2)	(2)	(2)
Debt refinancing costs	(14)	—	—
Deferred revenues	19	(67)	—
Compensation plan	—	(2)	—
Effect on minority interest (c)	562	15	1
Other (b)	(38)	(9)	(2)

Net (loss) income in accordance with US GAAP	(4,545)	86	125

	September 30,
	2002	2001
Shareholders’ equity according to the consolidated financial statements, Argentine GAAP in constant pesos	322	3,210
Reversal of inflation restatement		(1,759)

Comparative amounts as per historical financial statements		1,451
US GAAP adjustments
Increase (decrease) due to:
Reversal of inflation restatement and monetary results on:
— Fixed assets	(4,812)	—
— Intangible assets	(231)	—
— Trade payables	44	—
— Inventories	(11)	—
Goodwill on investment in Telefónica	3	(7)
Preferred stock	(38)	(27)
Capitalized interest (a) (f)	6	8
Capitalized exchange differences	(12)	—
Deferred income tax and tax credit allowances (d) (e)	(37)	46
Costs associated with the issuance of debt	3	5
Debt refinancing costs	(14)	—
Deferred revenues	(48)	(67)
Effect on minority interest (c)	1,747	31
Other (b)	(48)	(10)

Shareholders’ equity in accordance with US GAAP	(3,126)	1,430

(a)	In the fiscal years ended September 30, 2002, 2001 and 2000, there were no additional gross interest capitalized for US GAAP purposes.
(b)	In 2002 Other includes mainly i) the adjustments for derivative instruments amounting to a loss of 36 million and a reduction in shareholders’ equity of 46 million and ii) the adjustment for inventories amounting to a loss of 2 million and a reduction of 2 million of shareholders’ equity.
(c)	Represents the net effect of the US GAAP adjustments on minority interest in the (loss) income and net equity of the Company’s consolidated subsidiaries.
(d)	In 2002, net of a valuation allowance of 2,291 million related to deferred tax assets under US GAAP and of Argentine GAAP tax credits at 37 million.
(e)	The effect in 2002 of the US GAAP adjustments represents a deferred tax assets of 1,162 million net of the effect of the minority interest and a deferred tax income of 835 million.
(f)	As of September 30, 2002, the original value and accumulated depreciation of the adjustments amounts to 33 million and 27 million, respectively. As of September 30, 2001, the original value and accumulated depreciation of the adjustments amounts to 33 million and 25 million, respectively.

	September 30,
	2002	2001	2000
Net (loss) income in accordance with US GAAP before cumulative effect of changes in accounting principles (see description under 18.b) 14.) and extraordinary item	(4,545)	129	125
Cumulative effect of changes in accounting principles	—	(38)	—
Extraordinary loss (2)	—	(5)	—

Net (loss) income in accordance with US GAAP	(4,545)	86	125
Increase in the carrying amount of preferred capital stock	(10)	—	—
Dividends attributable to preferred shareholders	(2)	(3)	(3)

(Loss) earnings attributable to common shareholders	(4,557)	83	122

(Loss) earnings per share under US GAAP(1) (4):
(Loss) Income before cumulative effect of changes in accounting principles (see description under 18.b)14.) and extraordinary item	(0.859)	0.024	0.023
Cumulative effect of changes in accounting principles	—	(0.007)	—
Extraordinary loss (2)	—	(0.001)	—

Net (loss) earnings per share under US GAAP	(0.859)	0.016	0.023

Number of shares subscribed, paid in and outstanding
Common	5,306,402,996	5,306,402,996	5,306,402,996

(1)	Amounts expressed in Argentine pesos.
(2)	Represents the early settlement charge of the termination agreement executed by the Company and ML on June 5, 2001. See Note 8.2.1.
(3)	Diluted (loss) earnings per share is the same as (loss) earnings per share, as there are no outstanding options to purchase Cointel’s shares.
(4)	Calculated based on the weighted average number of outstanding shares during the year.

d)	Other significant US GAAP disclosure requirements.

The following represent additional financial statements disclosures required under US GAAP.

1)	Deferred income taxes:

The following table presents the components of the Company’s deferred tax balance (based on a US GAAP balance sheet).

	September 30,
	2002	2001
Deferred income tax assets:
Allowance for doubtful accounts	128	78
Contingencies and other non deductible accruals and reserves	59	40
Income tax loss carryforward and tax credits (a)	1,726	73
Deferred revenues	17	23
Capitalized exchange differences	17	—
Foreign exchange loss deductible in future years (b)	451	—
Non deductible interest	63	—
Debt refinancing costs	5	—
Other	35	4

	2,501	218

Valuation allowance	(2,328)	—

	173	218

	September 30,
	2002	2001
Deferred income tax liabilities:
Difference between tax and book basis of assets	151	150
Capitalized interest	2	3
Tax provision for employee terminations	14	14
Cost associated with the issuance of debt	1	2
Other	5	3

	173	172

Total deferred income tax credit	—	46

(a)	Relates to the Company’s, Telefónica’s and Telinver’s net operating tax loss carryforward which expires through 2007 and Telefonica’s tax credits.
(b)	See Note 2.6.h).

The provision for income taxes computed in accordance with US GAAP differs from that computed at the statutory tax rate as follows:

	September 30,
	2002	2001	2000
Income tax at statutory tax rate on pretax (loss) income in accordance with US GAAP (b)	(1,551)	56	107
Permanent differences:
Loss on equity investments	2	1	2
Nontaxable earnings	(2)	(3)	(2)
Goodwill write-down	1	—	—
Valuation allowance charge	2,328 (c)	— (a)	14	(a)
Minority interest	(671)	25	55
Reversal of the difference between tax and book basis of Telefónica’s class B shares	—	(11)	—
Other, net	6	8	4

	113	76	180

(a)	In 2000, related to TDA, and in 2001, for the period to the spin-off, to TDA and TCP, and are net of the reversal of the valuation allowance charge for loss carryforward of 6 million and 6 million for 2001 and 2000, respectively.
(b)	For 2001, includes the effect (before tax) of the cumulative change in accounting principle described under 18.b)14.
(c)	Net charges and reversals.

As of September 30, 2002, the Company and Telefónica carry accumulated tax loss carryforward of 4,828 million that will mature as follows:

Amounts in Million pesos
2004	48
2005	74
2006	68
2007	4,638

4,828

2)	Loans to directors and employees:

Loans to Telefónica’s directors and employees were as follows:

	September 30,
	2002	2001
Balance in Argentine pesos (1)	3	5

(1)	There were no loans to individuals in excess of US$ 0.1 million.

3)	Disclosures about fair value of financial instruments:

US GAAP requires disclosures of the estimated fair value of the Company’s financial instruments. The following methods and assumptions were used to estimate the fair value of each class of financial instruments.

As of September 30, 2002 and 2001, the carrying amounts of cash, cash equivalents, marketable securities and current receivables and payables approximated to their fair value due to their short maturity.

As of September 30, 2001, the fair value estimated by the Company for the Negotiable obligations (quoted price) was 942 million, being its carrying amount 1,206 million as of that date. As of September 30, 2002, the fair value estimated by the Company of instruments which carrying amount is materially different from such values is as follows:

September 30, 2002
Negotiable obligations (quoted prices)	1,952
Negotiable obligations (carrying amounts)	3,912

TISA financial payables (fair value) (b)	3,518
TISA financial payables (carrying amounts)	3,713

Preferred stock (fair value) (b)	19
Preferred stock (carrying amount)	38

Other debt in foreign currency:
Fixed interest rate (fair value) (b)	260
Fixed interest rate (carrying amounts) (a)	496

Variable interest rate (fair value) (b)	174
Variable interest rate (carrying value)	299

(a)	In 2002 includes 44 million corresponding to financial instruments (see Note 3.j).
(b)	Calculated using discount rates based on the yield of Telefónica’s bonds as of September 30, 2002.

Additionally, and as described in Note 8.2.1., the fair value of the obligation under the call option market price on TESA shares granted by the Company to ML is not material as of September 30, 2002.

In addition, the Company has a receivable amounting to 114 million for its holding of the “Patriotic Bond”. This bond is negotiable in the market but no quoted prices are available to date. The Company will apply this bond to the payment of taxes at its carrying value (see Note 15.1.). Furthermore, The Company has foreign currency swap instruments, which under US GAAP have been accounted for at fair value.

4)	Advertising costs:

The Company expenses the production costs of advertising the first time the advertising takes place. Advertising expenses were 27 million and 91 million for Telefónica and 1 million and 3 million for Telinver in the fiscal years ended September 30, 2002 and 2001, respectively.

5)	Fixed assets useful life:

The useful lives for each category of fixed assets are as follows (in years):

Buildings	50
Switching Equipment	10
Transmission Equipment	10
Network installation	15
Telephones, switchboards and booths	5
Furniture, software and office equipment	1 - 3
Automobiles	5

e)	Statements of operations under US GAAP

—	Under US GAAP, the following items included in Other expenses, net, would have been deducted from Operating Income:

	September 30,
	2002	2001	2000
Employee termination	85	64	63
Reserves for contingencies	71	32	16
Net book value of fixed assets retired	8	11	26
Other, net	(9)	3	42

	155	110	147

—	Reorganization transaction – Spun-off businesses

Under Argentine GAAP, the reorganization transactions described in note 4.2. were disclosed in the Statements of operations as of September 30, 2001 and 2000 segregated under the caption spun-off businesses. According to US GAAP (APB 30), such reorganization transactions did not qualify as a discontinued operation. Therefore, the effect of the spun-off businesses was not segregated in the Statements of operations for the fiscal years ended September 30, 2001 and 2000 under US GAAP.

—	The consolidated statement of operations for the year ended September 30, 2002 determined under US GAAP would have been as follows:

September 30, 2002
Net revenues	2,456
Cost of services provided	(1,434)

Gross profit	1,022
Administrative expenses	(310)
Selling expenses	(456)
Exchange differences, net	(85)

Operating income	171
Loss on equity investments	(6)
Financial income on assets	311
Financial loss on liabilities	(6,825)

Loss before income tax and minority interest	(6,349)
Income tax	(113)
Minority interest	1,917

Net loss for the year	(4,545)

f)	Statement of cash flows presentation

In the accompanying consolidated statements of cash flows, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

g)	Supplemental cash flow information

The following supplemental cash flow information separately presents the effect of inflation from operating, investing, and financing activities.

September 30, 2002
Cash and cash equivalents at end of year	356
Cash and cash equivalents at beginning of year	74

Subtotal	282
Inflation loss on monetary accounts	41

Increase in cash and cash equivalents	323
CAUSES OF CHANGES IN CASH AND CASH EQUIVALENTS
Cash flows from operating activities	823

Cash flows from investing activities:
Purchases of fixed assets (1) (2)	(160)

Total cash flows used in investing activities	(160)

Cash flows from financing activities:
Decrease in bank and other financial payables	(538)
Increase in bank and other financial payables	202
Increase in intangible assets (3)	(4)

Total cash flows used in financing activities	(340)

Total increase in cash and cash equivalents	323

(1)	Net of 34 million financed by trade and bank and financial payables.
(2)	Net of 12 million of capitalized exchange differences.
(3)	Net of 11 million financed by trade payables.

g)	Business Segment Information

FASB issued SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information” that establishes the standards for reporting operating segment information. This standard requires reporting operating segment information based on the way that financial information prepared by the entity is organized for senior management for making operating decisions, evaluating performance and allocating resources. Comparative information on earlier years of the same basis of segmentation must also be presented.

Telefónica also prepares, for internal reporting purposes, limited financial information (primarily revenues) based on its different markets including residential, wholesale and corporate customers. Telefónica does not currently allocate al relevant costs to such markets nor does management use such information for making asset allocation decisions. Accordingly, such markets are not deemed to be operating segments as defined in SFAS No.131. Telefónica is in the process of developing systems to allocate costs to these markets in order to measure their performance and make asset allocation decisions. Accordingly, these markets may be deemed to be operating segments in the future.

Due to the effect of the reorganization and spin-offs mentioned in Note 4.2., as from the year ended September 30, 2001, in accordance with SFAS No. 131, the Company has identified three reportable segments: i) The basic Telephony Service segment, that includes the operations of Telefónica (local and long distance services), ii) the Yellow Pages and Call Center segment, that includes the operations of Telinver and iii) the Holding segment that includes Cointel’s stand-alone operations.

	Amounts in historical Argentine pesos
	Holding		Basic Telephony Services	Yellow Pages and Call Center	Reconciliation to US GAAP statement of operations (a)	Total (c)
September 30, 2002
Net revenues to unaffiliated customers	—		2,380	35	41	2,456
Net intersegment revenues	—		7	2	(9)	—

Total net revenues	—		2,387	37	32	2,456

Operating (loss) income	(2	) (d)	355	(8)	(174)	171
Financial income (expense) generated by assets	3		335	10	(37)	311
Financial income (expense) generated by liabilities	(945)		(5,789)	(113)	22	(6,825)
Income (loss) on equity investments	(3,468)		(6)	—	3,468	(6)
Income tax	—		(30)	—	(83)	(113)
Depreciation and amortization	10		658	3	15	686
Capital expenditures	—		177	—	—	177
Total assets	160		5,175	99	(57)	5,377
Investments in equity method investees	(1,713)		4	—	1,713	4

	Amounts in historical Argentine pesos
	Holding		Basic Telephony Services	Yellow Pages and Call Center	Reconciliation to US GAAP statement of operations (b)	Total (c)
September 30, 2001
Net revenues to unaffiliated customers	—		2,746	50	268	3,064
Net intersegment revenues	—		9	7	(16)	—

Total net revenues	—		2,755	57	252	3,064

Operating (loss) income	(1	)(d)	688	(7)	(97)	583
Financial income (expense) generated by assets	(77)		31	2	70	26
Financial expense generated by liabilities	(66)		(149)	(4)	(30)	(249)
Income (loss) on equity investments	136		(2)	—	(136)	(2)
Income tax	—		(170)	—	55	(115)
Depreciation and amortization	14		619	3	1	637
Capital expenditures	—		404	1	—	405
Total assets	2,026		5,490	95	(1,633)	5,978
Investments in equity method investees	1,854		6	—	(1,854)	6

	Amounts in historical Argentine pesos
	Holding		Basic Telephony Services	Yellow Pages and Call Center	Reconciliation to US GAAP statement of operations (b)	Total (c)
September 30, 2000
Net revenues to unaffiliated customers	—		2,870	69	673	3,612
Net intersegment revenues	—		14	8	(22)	—

Total net revenues	—		2,884	77	651	3,612

Operating (loss) income	(2	)(d)	811	10	(111)	708
Financial income (expense) generated by assets	46		49	1	(42)	54
Financial expense generated by liabilities	(62)		(164)	(5)	(43)	(274)
Income (loss) on equity investments	175		2	1	(184)	(6)
Income tax	—		(202)	—	22	(180)
Depreciation and amortization	21		695	4	147	867
Capital expenditures	—		511	4	587	1,102
Total assets	2,056		6,157	109	6	8,328
Investments in equity method investees	1,725		17	1	(1,739)	4

a)	Includes elimination of intersegment charges and the computation of US GAAP adjustments.
b)	Includes elimination of spun-off businesses, elimination of intersegment charges and the computation of US GAAP adjustments.
c)	Consolidated amounts in accordance with US GAAP.
d)	Corresponds to Cointel’s administrative expenses.

h)	The transitional disclosure provisions of SFAS 142 require disclosures of what reported income before extraordinary items and net income would have been in all periods presented exclusive of amortization expense (including any related tax effects) recognized in those periods related to goodwill, intangible assets that are no longer being amortized, any deferred credit related to an excess over cost, equity method goodwill, and changes in amortization periods for intangible assets that will continue to be amortized (including any related tax effects). The amortization expense and adjusted net (loss) income in accordance with US GAAP of the Company for the periods prior to the period of initial application are as follows:

	September 30,
	2001	2000
Reported net income in accordance with US GAAP	86	125
Goodwill amortization	11	11

Adjusted net income in accordance with US GAAP	97	136

Net income per share	0.016	0.023
Effect of goodwill amortization	0.001	0.001

Adjusted net income per share	0.017	0.024

Aggregate amortization expense related to goodwill for the years ended September 30, 2002, 2001 and 2000, was 10 million, 11 million and 11 million, respectively. Estimated amortization expense under US GAAP related to goodwill for each of the five years as from 2003 through 2007 is 10 million for each year.

19.    AMENDMENTS TO BYLAWS

Taking into account the provisions of the new Public Offering Transparency Rules and Regulations, instated by Decree No. 677/2001, which provides that the administration bodies may function, when allowed by bylaws, with the members present or instead mutually in communication by media simultaneously broadcasting sound, images or words, the Company’s Special Shareholders’ Meeting held on September 18, 2001, decided to change Articles 15, 20 and 21 of the Corporate Bylaws to effect the addition of such system of distance meetings for board meetings, and regular and special shareholders´ meetings, with the express provision that quorum is to be computed considering members physically present as well as those communicated by media broadcasting sound, images or words. In addition, such Shareholders´ Meeting amended Article 19 so that the first and second calls to regular and special shareholders’ meetings may be simultaneous. On October 29, 2001, this amendment was registered with the Public Registry of Commerce.

20.    RESTRICTED ASSETS

a)    Restrictions on financial deposits

On the basis of Executive Power Decree No. 1570/01 and the Public Emergency and Exchange System Reform Law (Law No. 25,561) described in Note 22., as of the date of issuance of these financial statements there are certain restrictions on the availability of deposits within the banking system, mainly related to cash withdrawals and/or transfers abroad. As of September 30, 2002, the funds (Cash and Banks) of Telefónica and Telinver subject to such restriction amounts to 27 million and 6 million, respectively.

Total foreign currency deposits held by Telefónica at September 30, 2002 include US$41 million that would not be possible to apply to certain transactions without the authorization to B.C.R.A. (see Note 22.).

b)    Pledged shares of INTELSAT

Under the agreement signed recently between Telefónica and Intelsat U.K., a company registered under the laws of England, the common shares held by Telefónica in Intelsat have been pledged as collateral for the payment of the obligations arising in relation to segment capacity utilized. Telefónica retains its voting and dividend rights on such shares as long as Telefónica does not incur any event of default.

In the opinion of the Company’s Management, the above mentioned restrictions will not have a significant effect on the Company’s operations.

21.    SHAREHOLDERS’ EQUITY

As of September 30, 2002, the Company carries accumulated losses amounting to 2,931 million. Should this situation remain unchanged, the Company would be encompassed under the conditions for mandatory capital stock reduction set forth in Section 206 of the LSC. However, Decree 1269/02 dated July 16, 2002 has suspended the enforcement of Section 206 of LSC until December 10, 2003.

The Company Management is continually analyzing its equity situation and will assess the measures that could be required in the future according to the legal framework in effect in Argentina.

22.    EFFECTS OF THE ARGENTINA’S PESO DEVALUATION AND OTHER MODIFICATIONS TO THE ECONOMIC REGULATION

Since early December 2001, Argentine authorities implemented a number of monetary and currency exchange control measures that mainly included restrictions on the free disposition of funds deposited with banks and the tight restriction of transferring funds abroad, with the exception of transfers related to foreign trade and other authorized transactions. Later, the Government declared the official default on foreign debt payments. On January 6, 2002, the Argentine Congress approved Law No. 25,561 on Public Emergency and Exchange System Reform that introduced dramatic changes to the economic model implemented until that date and that amended the Convertibility Law (the currency board that pegged the Argentine peso at parity with the US dollar) approved in March 1991. The new law empowers the National Executive Power to implement, among other things, additional monetary, financial and exchange measures to overcome the economic crisis in the medium term.

Decree No. 71/2002 of the National Executive Power established an “official” exchange system, mainly for exports, certain imports, and bank debts, and the “freely floating” exchange market for the rest of the transactions, which was regulated by the B.C.R.A. Official exchange rate was established at $1.4 to US$1 and the exchange rate of the “free” market, as of the close of business of the first day after the exchange market (which had been suspended) reopened (January 11, 2002), was about $1.60/$1.70 to US$ 1 (bid price).

Other regulations were issued subsequently, amending some of the above mentioned regulations. The main aspects of such other regulations as of the approval of these financial statements are:

(a)    the conversion into pesos of all obligations, whatever their cause or origin, to provide sums of money within the financial system stated in US dollars or other foreign currency outstanding at the time of enactment of Law No. 25,561, as well as bank deposits in foreign currencies within the financial system; deposits were switched at the exchange rate of US$1 = $1.4, while obligations stated in foreign currency undertaken in Argentina until January 6, 2002, were switched at the exchange rate of US$1 = $1; the deposits and debts thus converted into pesos are to be adjusted by the benchmark stabilization coefficient (that will be published by the B.C.R.A.; such coefficient is to be applied as from February 3, 2002 (publication date of Decree No. 214/02 )) or the wage adjustment index, depending on the nature of the obligation, plus a minimum set interest rate for deposits and a maximum rate for loans;

(b)    issuance of a bond by the Argentine Government to compensate financial institutions for the difference generated by the application of the exchange rates mentioned above;

(c)    de-dollarization of most obligations not involving the financial system originally denominated in foreign currency and governed by Argentine law, as of January 6, 2002 at a $ 1 = US$ 1 rate and subsequent adjustment through the benchmark stabilization coefficient in the terms described in (a), or the wage adjustment index, depending on the nature of the obligation plus a minimum set interest rate for obligations towards the financial system;

(d)    de-dollarization of public service rates which were originally agreed upon in US dollars at a $1=US$1 rate and subsequent renegotiation on a case-by-case basis; and authorized the National Executive Power to renegotiate the above contracts taking into account the impact of the rates on the competitiveness of the economy and the distribution of income, service quality and investment plans, the interest of users and access to the services, the security of comprised systems and the profitability of companies.

(e)    prior authorization by the B.C.R.A. will be required until February 8, 2003 for the purchase of foreign currency by companies in the private sector, among others, in order to transfer funds abroad to satisfy financial loan interest and principal payments and, subject to certain exceptions, the distribution of dividends or profits. Exceptions include (i) payment of new loans made in the single and free exchange market as from February 11, 2002, debts with international entities, debts with banks participating in the financing of investment projects co-financed by international entities, debts with official credit agencies and certain export credit insurance companies or secured thereby, debts with multilateral credit agencies in which the National Government holds an interest through the B.C.R.A. or national official banks, or secured thereby, debts with other multilateral credit agencies or secured thereby; (ii) payment on due date of the principal on debt bonds refinanced for a minimum of 180 days and whenever such refinancing covers at least 80% of the unpaid principal; (iii) payment on due date of the principal on financial loans granted by foreign banks, parent companies or subsidiaries which have previously been refinanced for at least 180 days; (iv) payment on due date of the principal on financial loans granted by foreign banks, parent companies and subsidiaries which have previously been refinanced for at least 180 days covering at least 80% of the unpaid principal amount; and (v) payments of principal in those cases in which at least 50% of the principal due is capitalized or converted into irrevocable contributions to the debtor subsequent to January 1, 2002. Alternatively, in the cases of (ii) and (iv) above, the requirements will be deemed met if a new foreign financing is obtained for a term no shorter than 180 days and for an amount no lower than 80% of the unpaid principal within the related three-month period. The exceptions mentioned in (ii) to (iv) above have been temporarily suspended; the exception mentioned in (v) was repeated as from September 5, 2002. The B.C.R.A. has recently exempted from the obligation to obtain its prior consent in case of payments of principal or interest under foreign financial obligations abroad refinanced under Law 24,522, as amended, provided that certain requirements and standards have been met;

(f)    suspension of dismissals without a justified cause for a 180-day period, as from January 6, 2002, (subsequently extended for a further 180 administration business days from the date of the original expiry) and penalization, whereby the amount of the termination pay provided for in labor regulations would be double, should employees be dismissed during such term;

(g)    suspension for two years of the law on deposit intangibility or until the time the Executive Power considers the financial emergency to be concluded;

(h)    declaration of a state of emergency by Law 25,563 to last until December 10, 2003, which, following changes to its regulations by Law 25,589 in effect since May 16, 2002 and its amendments, implies among other issues the suspension of enforcement procedures in relation to Telefónica assets used in production, trade or the provision of services until December 11, 2002; and

(i)    decree 1,269/02 has suspended the enforcement of clause 5 of section 94 (mandatory dissolution from loss of capital due to accumulated losses) and section 206 (mandatory capital stock reduction from losses equivalent to reserves and 50% of capital) of the LSC until December 10, 2003.

As from February 8, 2002, pursuant to Decree No. 260/02, the official exchange rate system was replaced by a single and free foreign exchange market system, through which all foreign exchange transactions are to be channeled. As of November 21, 2002, the exchange rate on such market was 3.51 Argentine pesos to each US dollar, selling price. The effect on the consolidated net liability position in foreign currency as of September 30, 2002 of the variation in the exchange rate against that in effect as of the date indicated used to value assets and liabilities in foreign currency (see Note 23.g) represents a reduction in that liability position equivalent to approximately 486 million.

Some of these regulations, which directly and indirectly affect the Company’s and Telefónica’s business relations, have been challenged in legal actions by third parties to which the Company and Telefónica are not party. The effects of additional measures that could be implemented by the Government or the instrumentation of the measures previously adopted, as well as the effects of possible amendments as a result of such legal actions, will be disclosed in the financial statements when they become known by the Company’s Management.

On the other hand, and as a consequence of the changes implemented from January to September 2002, there was an increase in the Argentine consumer price index of 39.7% and an increase in the Argentine wholesale price index of 121.2% according to the information provided by the INDEC (Argentine Institute of Statistics and Census).

As provided in the Public Emergency and Exchange System Reform Law, any loss resulting from applying the new exchange rate as of January 11, 2002 to the net position of assets and liabilities in foreign currency as of January 6, 2002 will be deductible from income tax base at 20% per annum over the five fiscal years ending after the Law’s effective date.

The effects of the governmental measures over the Company’s and Telefónica’s financial position, over the recoverability of the Company’s goodwill related to its investment in Telefónica and over the Company’s ownership interest on Telefónica’s fixed assets and tax on minimum presumed income are further disclosed in Notes 2.6.e), 2.6.f), 2.6.h), 8., 12. and 21.

23.    OTHER FINANCIAL STATEMENT INFORMATION

The following tables present additional consolidated financial statement disclosures required under Argentine GAAP:

a)    Investments in shares, bonds issued in series and holdings in other companies

b)    Other investments

c)    Fixed assets

d)    Intangible assets and deferred charges

e)    Allowances and reserves

f)    Cost of services provided

g)    Assets and liabilities in foreign currency

h)    Expenses incurred

a)	INVESTMENTS IN SHARES, BONDS ISSUED IN SERIES AND HOLDINGS IN OTHER COMPANIES (stated in millions of constant Argentine pesos of September 30, 2002, except otherwise indicated—see Note 2.3.)

	September 30, 2002						September 30, 2001
Denomination and features of securities	Class	Face value	Amount (1)	Inflation adjusted cost (2)	Value by equity method	Book value	Book value
Noncurrent (3)
Other investments	—	—	—	—	—	14	14
Patriotic bond	—	—	—	—	—	—	66
Subsidiaries and affiliates
ECL (4)	Common	$1.00	12,000	33	5	5	13

						19	93

(1)	In shares.
(2)	Restated in constant Argentine Pesos of September 30, 2002 in accordance with applicable resolutions of the CNV. See Note 2.3.
(3)	See Note 2.6.d).
(4)	Financial statements as of September 30, 2002 approved by ECL´s Board of Directors on October 11, 2002 with auditor’s report by Abelovich, Polano & Asociados dated October 11, 2002, unqualified.

b)	OTHER INVESTMENTS (stated in millions of constant Argentine pesos of September 30, 2002—see Note 2.3.)

	September 30, 2002	September 30, 2001
Main account and features	Book value	Book value
Current investments
Foreign currency deposits (1)	283	3
Local currency deposits	11	—
Mutual funds (1)	—	49

Total	294	52

(1)	See Note 23.g).

c)	FIXED ASSETS (stated in millions of constant Argentine pesos of September 30, 2002 – see Note 2.3.)

	September 30, 2002
	Original value
Main account	Amount at beginning of year	Increase (3)	Net retirement and transfers (4)	Amount at the end of year
Land	119	1	(3)	117
Buildings	1,743	2	2	1,747
Switching equipment	4,068	—	118	4,186
Transmission equipment	3,422	—	276	3,698
Network installation	7,329	—	246	7,575
Telephones, switchboards and booths	629	22	(23)	628
Furniture, software and office equipment	880	17	84	981
Automobiles	60	—	(20)	40
Construction in process	723	283	(733)	273
Materials (1)	133	28	(91)	70
Prepayment to vendors	9	1	—	10

Total 2002 (2)	19,115	354	(144)	19,325

	September 30, 2002
	Depreciation
Main account	Accumulated at beginning of year	% Depreciation on net book value	For the year	Retirement	Accumulated at the end of year	Net book value
Land	—	—	—	—	—	117
Buildings	396	3.6	46	(3)	439	1,308
Switching equipment	2,566	27.2	364	(1)	2,929	1,257
Transmission equipment	1,796	20.0	310	(1)	2,105	1,593
Network installation	3,126	11.0	443	(1)	3,568	4,007
Telephones, switchboards and booths	552	62.2	69	(40)	581	47
Furniture, software and office equipment	665	67.2	179	(4)	840	141
Automobiles	58	83.1	2	(21)	39	1
Construction in process	—	—	—	—	—	273
Materials	—	—	—	—	—	70
Prepayment to vendors	—	—	—	—	—	10

Total 2002	9,159		1,413	(71)	10,501	8,824

(1)	“Net retirement and transfers” includes transfers for 25 million.
(2)	Capitalized interest included in construction in process totaled 12 million. See Note 2.6.e).
(3)	Includes 29 million in construction in process corresponding to the capitalized exchange differences. See Note 2.6.e).
(4)	Includes 3 million of buildings intended for sale.

c)	FIXED ASSETS (stated in millions of constant Argentine pesos of September 30, 2002 – see Note 2.3.) (cont.)

	September 30, 2001
	Original value
Main account	Amount at beginning of year (3)	Increase	Net retirement and transfers	Amount at the end of year
Land	119	—	—	119
Buildings	1,723	—	20	1,743
Switching equipment	3,754	—	314	4,068
Transmission equipment	2,904	—	518	3,422
Network installation	6,822	—	507	7,329
Telephones, switchboards and booths	613	80	(64)	629
Furniture, software and office equipment	728	24	128	880
Automobiles	95	—	(35)	60
Construction in process	1,502	668	(1,447)	723
Materials (1)	161	131	(159)	133
Prepayment to vendors	16	(7)	—	9

Total 2001 (2)	18,437	896	(218)	19,115

	September 30, 2001
	Depreciation
Main account	Accumulated at beginning of year (4)	% Depreciation on net book value	For the year	Retirement	Accumulated at the end of year	Net book value
Land	—	—	—	—	—	119
Buildings	349	3.5	49	(2)	396	1,347
Switching equipment	2,219	22.3	347	—	2,566	1,502
Transmission equipment	1,522	17.9	274	—	1,796	1,626
Network installation	2,712	9.9	414	—	3,126	4,203
Telephones, switchboards and booths	509	42.3	133	(90)	552	77
Furniture, software and office equipment	526	62.4	139	—	665	215
Automobiles	93	42.5	—	(35)	58	2
Construction in process	—	—	—	—	—	723
Materials	—	—	—	—	—	133
Prepayment to vendors	—	—	—	—	—	9

Total 2001	7,930		1,356	(127)	9,159	9,956

(1)	“Net Retirement and transfers” includes transfers for 92 million.
(2)	Capitalized interest included in construction in process totaled 89 million. See Note 2.6.e).
(3)	Net of 2,455 million of the spun-off assets. See Note 4.
(4)	Net of 460 million of the spun-off assets. See Note 4.

c)	FIXED ASSETS (stated in millions of constant Argentine pesos of September 30, 2002 – see Note 2.3.) (cont.)

	September 30, 2000
	Original value
Main account	Amount at beginning of year (4)	Increase (3)	Net retirement and transfers	Amount at the end of year
Land	115	4	—	119
Buildings	1,717	4	2	1,723
Switching equipment	3,508	—	246	3,754
Transmission equipment	2,743	13	148	2,904
Network installation	6,517	—	305	6,822
Telephones, switchboards and booths	588	93	(70)	613
Furniture, software and office equipment	878	75	(225)	728
Automobiles	102	—	(7)	95
Construction in process	1,515	816	(829)	1,502
Materials (1)	148	148	(135)	161
Prepayment to vendors	20	(2)	(2)	16

Total 2000 (2)	17,851	1,151	(567)	18,437

	September 30, 2000
	Depreciation
Main account	Accumulated at beginning of year (5)	% Depreciation on net book value	For the year	Retirement	Accumulated at the end of year	Net book value
Land	—	—	—	—	—	119
Buildings	300	3.6	49	—	349	1,373
Switching equipment	1,770	21.4	451	(2)	2,219	1,535
Transmission equipment	1,232	19.3	292	(2)	1,522	1,382
Network installation	2,281	9.6	431	—	2,712	4,110
Telephones, switchboards and booths	459	35.5	150	(100)	509	105
Furniture, software and office equipment	712	47.0	155	(341)	526	202
Automobiles	100	33.0	2	(9)	93	2
Construction in process	—	—	—	—	—	1,502
Materials	—	—	—	—	—	161
Prepayment to vendors	—	—	—	—	—	16

Total 2000	6,854		1,530	(454)	7,930	10,507

(1)	“Net retirement and transfers” includes transfers for 80 million.
(2)	Capitalized interest included in construction in process totaled 117 million. See Note 2.6.e).
(3)	Includes 12 million for Startel’s assets merger into Telefónica.
(4)	Net of 1,177 million of the spun-off assets. See Note 4.
(5)	Net of 237 million of the spun-off assets. See Note 4.

d)	INTANGIBLE ASSETS AND DEFERRED CHARGES (stated in millions of constant Argentine pesos of September 30, 2002 – see Note 2.3.)

	September 30, 2002
	Original value
Main account	At beginning of year	Increase (Decrease) (1)	At end of year
Goodwill on investment in companies	619	(107)	512
Organization and preoperating expenses	164	(164)	—
License to use and trademarks	42	(2)	40
Assignment of rights	22	1	23
No competition clause	6	(2)	4
Cost associated with the issuance of debt	40	16	56

Total 2002	893	(258)	635

	September 30, 2002
	Amortization
Main account	At beginning of year	For the year	Decrease (1)	At end of year	Net book value
Goodwill on investment in companies	194	55	(101)	148	364
Organization and preoperating expenses	164	—	(164)	—	—
License to use and trademarks	9	2	—	11	29
Assignment of rights	9	2	—	11	12
No competition clause	4	—	(2)	2	2
Cost associated with the issuance of debt	20	8	—	28	28

Total 2002	400	67	(267)	200	435

(1)	See Note 2.6.f).

d)	INTANGIBLE ASSETS AND DEFERRED CHARGES (stated in millions of constant Argentine pesos of September 30, 2002 – see Note 2.3.) (cont.)

	September 30, 2001
	Original value
Main account	At beginning of year (1)		Increase	At end of year
Goodwill on investment in companies	619		—	619
Organization and preoperating expenses	164		—	164
License to use and trademarks	38		4	42
Assignment of rights	22		—	22
No competition clause	6		—	6
Cost associated with the issuance of debt	26		14	40

Total 2001	875	(3)	18	893

	September 30, 2001
	Amortization
Main account	At beginning of year (2)		For the year	At end of year	Net book value
Goodwill on investment in companies	164		30	194	425
Organization and preoperating expenses	160		4	164	—
License to use and trademarks	7		2	9	33
Assignment of rights	7		2	9	13
No competition clause	4		—	4	2
Cost associated with the issuance of debt	11		9	20	20

Total 2001	353	(3)	47	400	493

(1)	Net of 1,141 million of the spun-off assets. See Note 4.
(2)	Net of 323 million of the spun-off assets. See Note 4.
(3)	Net of 2 million of Advertising expenses that were fully amortized during the year ended September 30, 2000.

d)	INTANGIBLE ASSETS AND DEFERRED CHARGES (stated in millions of constant Argentine pesos of September 30, 2002 – see Note 2.3.) (cont.)

	September 30, 2000
	Original value
Main account	At beginning of year (1)	Increase	At end of year
Goodwill on investment in companies	608	11	619
Organization on investment in companies	164	—	164
License to use and trademarks	38	—	38
Advertising expenses	2	—	2
Assignment of rights	22	—	22
No competition clause	6	—	6
Cost associated with the issuance of debt	26	—	26

Total 2000	866	11	877

	September 30, 2000
	Amortization
Main account	At beginning of year (2)	For the year	At end of year	Net book value
Goodwill on investment in companies	126	38	164	455
Organization on investment in companies	145	15	160	4
License to use and trademarks	5	2	7	31
Advertising expenses	2	—	2	—
Assignment of rights	5	2	7	15
No competition clause	4	—	4	2
Cost associated with the issuance of debt	4	7	11	15

Total 2000	288	64	355	522

(1)	Net of 810 million of the spun-off assets. See Note 4.
(2)	Net of 186 million of the spun-off assets. See Note 4.

e)	ALLOWANCES AND RESERVES (stated in millions of constant Argentine pesos of September 30, 2002 – see Note 2.3.)

	September 30, 2002
Account	Balances at beginning of year	Increase		Decrease (3)	Balances at end of the year
Deducted from current assets:
For doubtful accounts	540	382		(566)	356
For impairment in value and slow turnover	24	—		(17)	7

	564	382		(583)	363
Deducted from noncurrent assets:
For doubtful accounts	—	93		(61)	32

Total 2002	564	475	(1)	(644)	395

Included in current liabilities:
Contingencies	7	2		(6)	3

	7	2		(6)	3
Included in noncurrent liabilities:
Contingencies	181	69		(121)	129

Total 2002	188	71	(2)	(127)	132

	September 30, 2001
Account	Balances at beginning of year		Increase		Decrease	Balances at end of the year
Deducted from current assets:
For doubtful accounts	294		382		(136)	540
For impairment in value and slow turnover	—		24		—	24

Total 2001	294	(4)	406	(1)	(136)	564

Included in current liabilities:
Contingencies	2		5		—	7

	2		5		—	7
Included in noncurrent liabilities:
Contingencies	111		70		—	181

Total 2001	113	(5)	75	(2)	—	188

(1)	In 2002, included in selling expenses. In 2001, 9 million included in operating expenses and 397 million in selling expenses.
(2)	Included in “Other expenses, net” in the consolidated statement of operations.
(3)	Net of monetary gain (loss).
(4)	Net of 115 million of the spun-off assets. See Note 4.
(5)	Net of 20 million of the spun-off assets. See Note 4.

e)	ALLOWANCES AND RESERVES (stated in millions of constant Argentine pesos of September 30, 2002 – see Note 2.3.) (cont.)

	September 30, 2000
Account	Balances at beginning of year	Increase		Decrease	Balances at end of the year
Deducted from current assets:
For doubtful accounts	250	228		(184)	294
For impairment in value and slow turnover	—	7		—	7

Total 2000	250	235	(1)	(184)	301

Included in current liabilities:
Contingencies	2	—		—	2

	2	—		—	2
Included in noncurrent liabilities:
Contingencies	117	38	(2)	(44)	111

Total 2000	119	38	(3)	(44)	113

(1)	Included in cost of services provided and selling expenses in the consolidated statement of operations, except 7 million from Startel’s assets merged into Telefónica.
(2)	Includes 2 million from Startel’s liabilities merged into Telefónica.
(3)	Included in “Other expenses, net” in the consolidated statement of operations.

f)	COST OF SERVICES PROVIDED (1) (stated in millions of constant Argentine pesos of September 30, 2002 – see Note 2.3.)

	September 30, 2002	September 30, 2001		September 30, 2000
Inventories at beginning of year	75	73	(2)	35	(3)
Purchases	24	176		146
Operating expenses (Note 23.h)	28	78		100
Holding losses (Note 23.h)	(23)	—		—

Subtotal	104	327		281
Inventories at end of the year (Note 3.d)	(53)	(75)		(73)

Total	51	252		208

(1)	Includes cost of telephone directories and telephone equipment.
(2)	Net of 135 million of the spun-off assets. See Note 4.
(3)	Net of 33 million of the spun-off assets. See Note 4.

g)	ASSETS AND LIABILITIES IN FOREIGN CURRENCY (See Note 22.)

	September 30, 2002				September 30, 2001
	Amount in foreign currency (in millions)	Currency	Exchange rate	Book amount (in millions of Argentine pesos) (1)	Amounts in foreign currency (in millions)	Currency	Book amount (in millions of Argentine pesos) (1)
ASSETS
Current assets
Cash and bank	1	US$	3.74	4	—	—	—
Investments (2)	76	US$	3.74	283	23	US$	52
Trade receivables	20	US$	3.74	76	55	US$	124
	2	SDR	4.95	8	1	SDR	2
	—	—	—	—	(2)	GF	(2)
Other receivables (3) (5)	15	US$	3.74	56	86	US$	190
	3	EURO	3.69	11	4	EURO	9

Total current assets				438			375

Noncurrent assets
Investments	5	US$	(4)	13	35	US$	77
Other receivables (5)	18	US$	3.74	68	16	US$	35

Total noncurrent assets				81			112

Total assets				519			487

LIABILITIES
Current liabilities
Trade payables	37	US$	3.74	137	63	US$	139
	6	SDR	4.95	28	7	SDR	20
	3	EURO	3.69	10	—	—	—
	—		£5.87	1	—	—	—
	—	—	—	—	1	GF	—
	—	—	—	—	877	PTAS	11
	—	—	—	—	284	ITL	—
Bank and other financial payables	1,083	US$	3.74	4,049	1,326	US$	2,934
	1,063		¥0.03	33	26		¥—
	3	EURO	3.69	8	2	EURO	4
	—	—	—	—	290	ITL	—
Other payables	2	US$	3.74	7	—	—	—
	3	EURO	3.69	10	—	—	—
	—	—	—	—	31	PTAS	—

Total current liabilities				4,283			3,108

Noncurrent liabilities
Trade receivables	—	—	—	—	32	US$	71
Bank and other financial payables	1,011	US$	3.74	3,782	995	US$	2,202
	7,779		¥0.03	239	8,816		¥164
	23	EURO	3.69	86	20	EURO	40
	—	—	—	—	2,024	ITL	2
Other payables	10	US$	3.74	39	11	US$	24

Total noncurrent liabilities				4,146			2,503

Total liabilities				8,429			5,611

(1)	Amounts stated in millions of constant Argentine pesos of September 30, 2002. See Note 2.3.
(2)	See Note 20.b) to the consolidated financial statements.
(3)	In 2002 and 2001, includes 10 million and 5 million, respectively, corresponding to prepayments of fixed assets purchase.
(4)	Valued in dollars at the exchange rate at year-end, up to the limit of the equity value.
(5)	Includes the Patriotic Bond valued at the AFIP’s exchange rate effective at September 30, 2002.

US$:	US dollars
¥:	Yens
PTAS:	Pesetas
ITL:	Lira
EURO:	European Currency Units
GF:	Gold Frank
SDR:	Special Drawing Rights
£:	Pounds

h)	EXPENSES INCURRED (stated in millions of constant Argentine pesos of September 30, 2002 – see Note 2.3.)

	September 30, 2002								September 30, 2001	September 30, 2000
						Financial
Account	Operating expenses (1)	Administrative expenses	Selling expenses	Unusual items	Other expenses, net	(income) loss		Total	Total	Total
						Assets	Liabilities
Salaries, social security taxes and other expenses	383	87	80	—	—	—	—	550	802	889
Fixed assets depreciation	1,281	125	7	—	—	—	—	1,413	1,356	1,530
Fees and payments for services	456	182	121	—	—	—	—	759	1,244	1,258
Directors’ and statutory audit committee’s fees	—	1	—	—	—	—	—	1	2	2
Insurance	—	15	—	—	—	—	—	15	19	18
Material consumption and other expenses	93	6	5	—	—	—	—	104	132	117
Management fee	130	18	—	—	—	—	—	148	272	327
Transportation	17	—	1	—	—	—	—	18	36	18
Taxes, charges and contributions	26	3	32	—	—	—	—	61	89	77
Rentals	80	10	5	—	—	—	—	95	102	102
Bank commissions	—	—	36	—	—	—	—	36	49	44
Exchange differences	—	—	—	—	—	(110)	3,550	3,440	—	—
Difference in the listed price of investments and holding losses (gains)	—	—	—	—	—	10	—	10	177	(91)
Interest and financial charges	—	—	—	—	—	(23)	528	505	327	323
Tax on interest paid and on the financial cost of corporate indebtedness	—	—	—	—	—	—	28	28	38	71
Allowance for doubtful accounts	—	—	475	—	—	—	—	475	382	221
Allowance for impairment in value and slow turnover	—	—	—	—	—	—	—	—	24	7
Impairment in value of securities to be received	—	—	—	—	—	—	—	—	18	—
Net book value of fixed assets retired	—	—	—	—	4	—	—	4	24	58
Net book value of intangible assets and deferred charges retired (2)	—	—	—	—	—	8	—	8	—	—
Amortization of intangible assets and deferred charges (2)	32	27	—	—	—	—	8	67	47	64
Employee terminations	—	—	—	—	85	—	—	85	141	139
Cash dividends	—	—	—	—	—	—	—	—	(6)	(13)
Tax on bank debits and credits	—	45	—	—	—	—	—	45	15	—
Inflation loss (gain) on monetary accounts	—	—	—	—	—	869	(774)	95	—	—
Other	1	—	—	—	66	—	1	68	113	142

Total 2002	2,499	519	762	—	155	754	3,341	8,030

Total 2001	2,969	657	924	15	250	106	482		5,403

Total 2000	3,683	531	462	—	331	(208)	504			5,303

(1)	Includes 28 million, 78 million and 100 million corresponding to cost of services provided for the years ended September 30, 2002, 2001 and 2000, respectively.
(2)	See Note 2.6.f).

24.    EVENTS SUBSEQUENT AS FROM SEPTEMBER 30, 2002 TO NOVEMBER 22, 2002

Fiscal year-end change

On November 11, 2002, the Company’s Ordinary and Special Shareholders’ Meeting approved the amendment of the fiscal year section of the Articles of Incorporation. This amendment consists in changing the Company’s fiscal year-end from September 30 to December 31 of each year.