Form 20-F
period 2002-12-31
INTERNATIONAL TELECOMMUNICATIONS CO INC
filed 2003-06-17
CIK 1055056

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF

THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended:                     ,

OR

☒ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from October 1, 2002 to December 31, 2002

Commission file number 333-8314

COMPAÑÍA INTERNACIONAL DE

TELECOMUNICACIONES S.A.

(Exact name of Registrant as specified in its charter)

International Telecommunications Company Inc.

(Translation of Registrant’s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Avenida Ingeniero Huergo 723

(C1107AOH) Buenos Aires, Argentina

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

This on Form 20-F (“Transition Report”) contains certain “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934 relating to our business and our subsidiary Telefónica de Argentina S.A. (“Telefónica Argentina”) and the sectors in which it operates. Some of these forward-looking statements include forward-looking phrases such as “anticipates”, “believes”, “could”, “estimates”, “expects”, “foresees”, “intends”, “may”, “should” or “will continue”, or similar expressions or the negatives thereof or other variations on these expressions, or similar terminology, or discussions of strategy, plans or intentions. These statements also include descriptions in connection with, among other things:

•	our and Telefónica Argentina’s ability to remain as going concerns and remain solvent;

•	the renegotiation of Telefónica Argentina’s tariffs with the Argentine government;

•	anticipated revenues, capital expenditures, future cash flows and financing requirements;

•	the economic and political developments in Argentina (including the effects of the devaluation);

•	the effect of inflation and currency volatility on our and Telefónica Argentina’s financial condition and results of operations;

•	the implementation of our business strategy;

•	descriptions of Telefónica Argentina’s new services and anticipated demand for services and other changes in rates and tariff regulations and charges for telecommunication services;

•	descriptions of the expected effects of Telefónica Argentina’s competitive strategies and descriptions of the effect of the liberalization of the Argentine telecommunications industry; and

•	the impact of actions taken by Telefónica Argentina’s competitors and other third parties, including courts and other governmental authorities.

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

Some of these factors are discussed in more detail in this Transition Report, including under Item 3: “Risk Factors”, Item 4: “Information on the Company” and Item 5: “Operating and Financial Review and Prospects”. If one or more of these risks or uncertainties affects future events and circumstances, or if underlying assumptions did not materialize, actual results may vary materially from those described in this Transition Report as anticipated, believed, estimated or expected. We have no plans to update any industry information or forward-looking statements set out in this Transition Report and have no obligation to update any such statements.

ii

PRESENTATION OF FINANCIAL INFORMATION

Our audited consolidated financial statements as of and for the three-month fiscal year ended December 31, 2002 and the unaudited three-month period ended December 31, 2001, the fiscal years ended September 30, 2002, 2001 and 2000 and the notes thereto (the “Consolidated Financial Statements”) are set forth on pages F-1 through F-97 of this Transition Report.

Pistrelli Díaz y Asociados, Member Firm of Arthur Andersen (“Pistrelli”), was engaged as our independent financial auditors until we replaced them with Deloitte & Co. SRL (“Deloitte”), Member Firm of Deloitte Touche Tohmatsu, on June 30, 2002. This decision was ratified at our shareholders meeting on December 27, 2002. Arthur Andersen ceased practicing before the SEC on August 31, 2002. Our financial statements included in this Transition Report other than our financial statements for the three month fiscal year ended December 31, 2002 and the fiscal year ended September 30, 2002, were audited by Pistrelli and have not been reaudited. Deloitte’s audit report dated June 13, 2003 and Pistrelli’s audit report dated November 16, 2001 except with respect to the matters discussed in Note 22 as to which the date is February 26, 2002 are included in this Transition Report.

In this Transition Report, references to “$”, “U.S.$”, “U.S. dollars” and “dollars” are to United States dollars and references to “Ps.” or “pesos” are to Argentine pesos. References to euros or “€” are to the currency of the European Economic and Monetary Union, and references to “¥” or yen are to Japanese yen. Percentages and some currency amounts in this Transition Report were rounded for ease of presentation.

Unless otherwise indicated, our balance sheets and income statements use the exchange rate as of each relevant date or period-end quoted by Banco de la Nación Argentina (“Banco Nación”). In the case of U.S. dollars, the Banco Nación quotes for such exchange rates were Ps.1.00 per U.S.$1.00 until December 23, 2001. From December 24, 2001 to January 10, 2002, the exchange market was officially suspended. On January 10, 2002, the Argentine government established a dual exchange rate system. The exchange rate in the free market began to float for the first time since April 1991. On January 10, 2002 the free market rate was Ps.1.70 per U.S.$1.00 while the official market rate was Ps.1.40 per U.S.$1.00. On February 8, 2002, the Argentine government repealed the dual exchange rate and since February 11, 2002, Argentina has had one freely floating exchange rate for all transactions. As of December 31, 2002, the only exchange market available was the free market and the quotation was approximately Ps.3.37 per U.S.$1.00 and as of June 11, 2003, the exchange rate was Ps.2.82 per U.S.$1.00. The reader should not construe the translation of currency amounts in this Transition Report to be representations that the peso amounts actually represent U.S. dollar amounts or that any person could convert the peso amounts into U.S. dollars at the rate indicated or at any other exchange rate. See Item 3: “Key Information—Selected Financial Data—Exchange Rate Information” and Item 8: “Financial Information—Significant Changes” for information regarding recent developments in exchange rates.

iii

PART I

ITEM	1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS.

Not applicable.

ITEM	2. OFFER STATISTICS AND EXPECTED TIMETABLE.

Not applicable.

ITEM	3. KEY INFORMATION.

A.	Selected Financial Data.

The following tables set forth our selected consolidated financial and operating information for the three-month fiscal year ended December 31, 2002, for the unaudited three-month period ended December 31, 2001, for the fiscal years ended September 30, 2002, 2001, 2000 and 1999 and for the nine-month fiscal year ended September 30, 1998 and should be read in conjunction with, and is qualified in its entirety by reference to, the Consolidated Financial Statements and Item 5: “Operating and Financial Review and Prospects”. The financial information presented as of and for the three-month fiscal year ended December 31, 2002 and for the fiscal years ended September 30, 2002, 2001, 2000, 1999 and 1998 and for the unaudited three-month period ended December 31, 2001 was derived from our audited financial statements and Annual Report on Form 20-F that is not included in this Transition Report.

We maintain our financial books and records and publish our financial statements in pesos and prepare our financial statements to conform to generally accepted accounting principles in Argentina as approved by the CPCECABA, those principles do not differ in material respects for the Company from the current CNV accounting regulations. (See Note 2.4 to the Consolidated Financial Statements) This Transition Report sometimes refers to those accounting principles as “Argentine GAAP”. Argentine GAAP differs from generally accepted accounting principles in the United States (“U.S. GAAP”). For example, one of the reasons why we have a negative shareholders’ equity under U.S. GAAP on December 31, 2002 is because of the elimination of inflation accounting under U.S. GAAP. Note 22 to the Consolidated Financial Statements provides a summary of this and other significant differences between Argentine GAAP and U.S. GAAP as they relate to us, including the impact of such differences on our net income and shareholders’ equity.

The financial statements as of December 31, 2002 and September 30, 2002 have been prepared assuming that we will continue as a going concern. As discussed in Note 8 to the Consolidated Financial Statements, as of December 31, 2002 our consolidated current assets in foreign currency are lower than our current liabilities in foreign currency, and it is uncertain whether we will obtain refinancing or additional credit lines to be able to pay our current debt. Also, the amount booked in fixed assets corresponding to the telecommunications business and the minimum presumed income tax credit and the booked amount of goodwill related to our investment in Telefónica Argentina may be negatively affected by the outcome of the tariff renegotiation between Telefónica Argentina and the Argentine government as a result of the impact in our results of operations. These situations give rise to substantial doubt about our ability to continue as a going concern. Our plans concerning these matters are also described in Notes 8, 12 and 25 to the Consolidated Financial Statements. The financial statements as of December 31, 2002 do not include any adjustments or reclassifications that might result from the outcome of these uncertainties.

The effective date of Telefónica Argentina’s Reorganization Transactions (as defined and described in Item 4: “Information on the Company—Telefónica Argentina’s Reorganization”) was February 1, 2001. As a result, the consolidated balance sheets at December 31, 2002 and 2001 included in the Consolidated Financial Statements do not include the assets and liabilities of Telefónica Argentina’s spun-off businesses.

Following our policy to present our interest in the income (loss) from companies in which we have control or joint control and taking into account the effects of the Reorganization Transactions, the income statements for the three-month period ended December 31, 2002, the fiscal years ended September 30, 2002, 2001, 2000 and 1999 and the unaudited three-month period ended December 31, 2001 include:

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

We have not applied the policy in point (1) to balance sheet figures for 1999 and 1998 and income statement and cash flow figures of 1998. We present these figures as originally reported in previous annual reports on Form 20-F restated in constant pesos as of December 31, 2002. See Notes 2.2, and 4.2 to the Consolidated Financial Statements.

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

As a result of the new inflationary environment in Argentina (there was an increase in the applicable index for restatement of financial statements (wholesale prices) of 118.2% in the period January through December 31, 2002) and the conditions created by the Public Emergency Law No. 25,561, Ley de Emergencia Pública y Reforma del Régimen Cambiario (the “Public Emergency Law”), the Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires, the Professional Council of Economic Sciences of the City of Buenos Aires (the “CPCECABA”), approved on March 6, 2002 Resolution Mesa Directiva (“MD”) No. 3/2002 applicable to financial statements for fiscal years or interim periods ending on or after March 31, 2002 requiring the reinstatement of inflation accounting in financial statements in accordance with the guidelines contained in Technical Resolution No. 6 with the changes recently incorporated by Technical Resolution No. 19 issued by the FACPCE adopted by Resolution Consejo Directivo (“CD”) No. 262/01 of the CPCECABA, and provides that all recorded amounts restated by changes in the general purchasing power through August 31, 1995, as well as those arising between that date and December 31, 2001 are considered to be stated in currency as of December 31, 2001 (the stability period).

On July 16, 2002, the Argentine government issued Decree 1,269/02 repealing Decree 316/95, instructing the CNV, among others, to issue the necessary regulations for the acceptance of balance sheets or financial statements prepared in constant currency. On July 25, 2002, under Resolution No. 415/02, the CNV reinstated the requirement to submit financial statements in constant currency.

As required by Decree 316/95, the financial statements for the fiscal years ended September 30, 2001, 2000 and 1999 and for the nine-month fiscal year ended September 30, 1998 and the unaudited three-month period ended December 31, 2001 were not restated to reflect changes in the Argentine wholesale price index published by the Instituto Nacional de Estadísticas y Censos, the Argentine Institute of Statistics and Census (“INDEC”)

corresponding to periods between September 1995 and December 2001. However, for comparative purposes, figures presented in this Transition Report corresponding to balance sheet data as of December 31, 2001, September 30, 2001, 2000, 1999 and 1998 and income statement and cash flow data for the fiscal years ended September 30, 2001, 2000, 1999 and 1998 and the unaudited three-month period ended December 31, 2001 are restated for inflation from January 1, 2002 to December 31, 2002 of 118.2% based on the wholesale price index. See Note 2.2 to the Consolidated Financial Statements.

On March 25, 2003, Decree 664/03 rescinded the requirement that financial statements be prepared in constant currency, effective for financial statements issued in future periods. On April 8, 2003, the CNV issued Resolution 441/03 discontinuing inflation accounting as of March 1, 2003.

According to generally accepted accounting principles applied by Telefónica, S.A. (“Telefónica”), for purposes of its consolidated financial statements for its own financial reporting, Argentina did not meet the definition of a highly inflationary economy in 2002. Therefore, Telefónica incorporates, for consolidation purposes, our and Telefónica Argentina’s balances without computing any inflation adjustments for the inflation experienced during 2002. In line with this, and for our own U.S. GAAP reconciliation, we have elected not to use the alternative of maintaining the 2002 inflation adjustment that the Securities and Exchange Commission permits for countries such as Argentina, where local GAAP continues to require price-level adjustments. Therefore, we have included in our U.S. GAAP reconciliation an adjustment eliminating the effects of the restatement computed under Argentine GAAP for inflation during the three-month fiscal year ended December 31, 2002 and the fiscal year ended September 30, 2002.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

	Three-Month Fiscal Year Ended December 31, 2002	Unaudited Three-Month Period Ended December 31, 2001	Twelve-Month Fiscal Year Ended September 30, 2002	Twelve-Month Fiscal Year Ended September 30, 2001	Twelve-Month Fiscal Year Ended September 30, 2000		Twelve-Month Fiscal Year Ended September 30, 1999(7)		Nine-Month Fiscal Year Ended September 30, 1998(1)
	(in millions of constant pesos as of December 31, 2002 except for number of common shares and per share amounts unless otherwise indicated)
OPERATIONS STATEMENT DATA:
Argentine GAAP
Net revenues	620	1,414	3,832	6,112	6,453		6,014		4,840
Cost of services provided(2)	(498)	(763)	(2,459)	(3,094)	(3,734)		(3,172)		(2,258)
Gross profit	122	651	1,373	3,018	2,719		2,842		2,582
Administrative expenses(2)	(100)	(153)	(489)	(625)	(493)		(513)		(408)
Selling expenses(2)	(69)	(382)	(752)	(912)	(456)		(598)		(842)
Depreciation of goodwill on investments in Telefónica Argentina	(6)	(9)	(52)	(29)	(37)		—		—
Operating income (loss)	(53)	107	80	1,452	1,733		1,731		1,332
Gain/(loss) on equity investments	1	(9)	(8)	(4)	(9)		70		55
Other expenses, net	(51)	(52)	(153)	(247)	(327)		(290)		(144)
Financial income (loss) on assets, net	45	15	(744)	(105)	205		81		249
Financial (loss) income on liabilities, net	407	(105)	(3,296)	(475)	(497)		(450)		(279)
Other income	—	—	—	—	—		—		109
Unusual items	—	—	—	(15)	—		—		—
Income tax	—	(168)	(119)	(280)	(391)		(375	)(7)	(358)
Minority interest in subsidiaries	(100)	12	1,305	(267)	(358)		(474	)(7)	(380)
Net (loss)/income from continuing operations	249	(200)	(2,935)	59	356		293	(7)	584
Net (loss)/income of Telefónica Argentina’s spun-off businesses	—	—		(15)	(24)		15	(7)	—
Net (loss)/income for the year	249	(200)	(2,935)	44	332		308	(7)	584
U.S. GAAP
Net (loss) income(3)	471	(1,228)	(4,545)	86	125		155		313
Dividends attributable to preferred shareholders(3)	(1)	—	(2)	(3)	(3)		(2)		(3)
Increase in the carrying amount of preferred capital stock(3)	(1)	—	(10)	—	—		—		—
Earning/(loss) attributable to common shareholders	469	(1,228)	(4,557)	83	122		153		310
Number of Common Shares	5,306,402,996	5,306,402,996	5,306,402,996	5,306,402,996	5,306,402,996		5,306,402,996		5,306,402,996
Earnings (losses) per share	0.088	(0.231)	(0.859)	0.016	0.023		0.029		0.058
BALANCE SHEET DATA
Argentine GAAP
Cash and current investments	397	152	351	71 (7)	852	(4)(7)	478	(1)(7)	247
Fixed assets	8,417	9,649	8,702	9,821 (7)	10,365	(7)	11,777	(1)(7)	11,205
Intangible assets and deferred charges(8)	429	475	430	484 (7)	517	(7)	1,186	(1)(7)	626
Net assets of spun-off businesses	—	—	—	— (7)	1,444	(7)	—		—
Total assets	9,904	12,109	10,301	12,551 (7)	15,615	(7)	16,095	(1)(5)(7)	15,039
Short-term bank and financial debt	3,661	2,664	4,045	2,909 (7)	3,554	(7)	1,748	(1)(7)	1,532
Long-term bank and financial debt	3,876	2,693	4,224	2,757 (7)	3,419	(7)	5,293	(1)(7)	5,193
Shareholders’ equity (Net Assets)	566	3,052	317	3,252 (7)	3,236	(7)	3,250	(7)	2,965
U.S. GAAP:
Total Assets(3)	5,137	5,557	5,377	5,978	8,328		7,388		6,902
Shareholders’ equity(3)	(2,656)	203	(3,126)	1,430	1,364		1,380		1,229
CASH FLOW DATA:
Argentine GAAP
Cash flows from continuing operating activities	251	416	856	1,466	1,645		1,970		2,374
Cash used in continuing investing activities	(37)	(208)	(306)	(920)	(943)		(832)		(1,220)
Cash (used in) provided by continuing financing activities	(168)	(127)	(270)	(1,373)	191		(607)		(1,113)
Spun-off assets	—	—	—	(144)	—		—		—
Cash flows provided by (used in) spun-off businesses	—	—	—	161	(489)		(303)		—
Increase (decrease) in cash and cash equivalents	46	81	280	(810)	404		228		41

(1)	Figures have not been restated to reflect the effect of the Reorganization Transactions. See Item 4: “Information on the Company—Our History and Development—Telefónica Argentina’s Reorganization”.
(2)	Includes depreciation and amortization.
(3)	Not adjusted for inflation.
(4)	Net of Ps.29 million, in constant pesos as of December 31, 2002, corresponding to spun-off businesses.
(5)	Includes Ps.70 million reclassified from assets (net) to liabilities in the Consolidated Annual Financial Statements.
(6)	Less than 0.5 million.
(7)	Figures do not reflect the effect of the accounting principles recently implemented by Argentine GAAP.
(8)	Includes goodwill on investment companies.

Exchange Rate Information

The following table sets forth, for the periods indicated, the high, low, average and period-end exchange rates for the purchase of U.S. dollars expressed in nominal pesos per U.S. dollar. On June 11, 2003, the peso/U.S. dollar exchange rate was Ps.2.82 to U.S.$1.00. The Federal Reserve Bank of New York does not report a noon buying rate for pesos.

Nominal Exchange Rates

	Exchange Rate
	High(1)	Low(2)	Average(3)	Period End
Year Ended December 31, 1998	1.00	1.00	1.00	1.00
Year Ended December 31, 1999	1.00	1.00	1.00	1.00
Year Ended December 31, 2000	1.00	1.00	1.00	1.00
Year Ended December 31, 2001(4)	1.00	1.00	1.00	N/A
Year Ended December 31, 2002(4)	3.90	1.70	3.15	3.37
Month Ended December 31, 2002	3.58	3.37	3.49	3.37
Month Ended January 31, 2003	3.35	3.10	3.26	3.21
Month Ended February 28, 2003	3.21	3.11	3.16	3.19
Month Ended March 31, 2003	3.21	2.88	3.07	2.98
Month Ended April 30, 2003	2.96	2.82	2.89	2.82
Month Ended May 31, 2003	2.94	2.76	2.84	2.85
Period Ended June 11, 2003	2.85	2.81	2.82	2.82

(1)	The high rate shown was the highest month-end rate during the year or any shorter period, as noted.
(2)	The low rate shown was the lowest month-end rate during the year or any shorter period, as noted.
(3)	Average of the daily closing rate for year-end, month-end or period-end rates, as noted.
(4)	From December 24, 2001 through January 10, 2002, Banco Nación did not publish an official exchange rate due to governmental suspension of the exchange market.

Source:  Banco Nación.

Fluctuations in the exchange rate between the peso and the U.S. dollar may affect the U.S. dollar equivalent of the peso price of our outstanding notes.

B.	Capitalization and Indebtedness.

Not applicable.

C.	Reasons for the Offer and Use of Proceeds.

Not applicable.

D.	Risk Factors.

The following discussion should be read together with the balance of this Transition Report, including the Consolidated Financial Statements.

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

Beginning in December 2001, the Argentine government implemented a number of monetary and currency-exchange control measures that included restrictions on the free disposition of funds deposited with banks and tight restrictions on the transfer of funds abroad (which as of the date of this Transition report have been lifted), with certain exceptions for transfers related to foreign trade and other authorized transactions, which were generally subject to prior approval by the Central Bank, most of which as of the date as of this Transition report are no longer applicable in connection with repayments to foreign creditors. In December 2001, the Argentine government declared an official default on Argentina’s foreign debt payments. On January 7, 2002, the Argentine Congress enacted the Public Emergency Law, which introduced dramatic changes to Argentina’s economic model and amended the currency board that had pegged, statutorily, the peso at parity with the U.S. dollar since the enactment of the Convertibility Law in 1991. The Public Emergency Law empowered the Federal Executive Branch of Argentina to implement, among other things, additional monetary, financial and exchange measures to overcome the current economic crisis in the short term, such as determining the rate at which the peso was to be exchanged into foreign currencies. Since a new administration was appointed by the Argentine Congress on January 1, 2002, the Argentine government has implemented measures, whether by decrees, Central Bank regulation or legislation passed by the Argentine Congress, attempting to address the effects of amending the Convertibility Law, recovering access to financing, reducing government spending, restoring liquidity to the financial system, reducing unemployment, and generally stimulating the economy.

As detailed below, the Argentine economy has experienced a severe recession and political and economic crisis, and the abandonment of dollar-peso parity has led to significant devaluation of the peso against major international currencies. Argentine government actions concerning the economy, including with respect to inflation, interest rates, price controls, foreign exchange controls and taxes, have had and may continue to have a material adverse effect on private sector entities, including us and Telefónica Argentina. Although some current indicators of the Argentine economy stabilized in the first quarter of 2003, we cannot provide any assurance that future economic, social and political developments in Argentina, over which we have no control, will not further impair our or Telefónica Argentina’s business, financial condition, or results of operations or impair our or Telefónica Argentina’s ability to make payments of principal and/or interest on our or Telefónica Argentina’s outstanding indebtedness. The recession, the macroeconomic situation in Argentina and the actions taken by the Argentine government pursuant to the Public Emergency Law will continue to affect us and Telefónica Argentina.

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

To prevent further capital outflows, on December 1, 2001, the Argentine government effectively froze bank deposits and introduced exchange controls restricting capital outflows. The measures were perceived as further paralyzing the economy, for the benefit of the banking sector, and caused a sharp rise in social discontent, ultimately triggering public protests, outbreaks of violence and the looting of stores throughout Argentina. On December 20, 2001, after declaring a state of emergency and suspending civil liberties, former President Fernando De la Rúa tendered his resignation to Congress. After a series of interim presidents, on January 1, 2002, Eduardo Duhalde, a Peronist senator who had lost the presidential election to President De la Rúa in 1999, was appointed by Congress at a joint session to complete the remaining term of former President De la Rúa until December 2003.

Since his appointment on January 1, 2002, former President Duhalde undertook a number of far-reaching initiatives, including:

•	ratifying the suspension of payment of certain of Argentina’s sovereign debt declared by interim President Rodríguez Saá;

•	amending the Convertibility Law, with the resulting devaluation and volatility of the peso;

•	converting certain U.S. dollar-denominated debts from financial institutions into peso-denominated debts (“pesification”) at a one-to-one exchange rate plus an adjustment for variations in consumer prices (Coeficiente de Estabilización de Referencia or “CER”) or in salaries (Coeficiente de Variación de Salarios or “CVS”) and U.S. dollar-denominated bank deposits into peso-denominated bank deposits at an exchange rate of Ps.1.40 per U.S.$1.00, as adjusted by CER;

•	converting most U.S. dollar-denominated obligations with non-financial institutions into peso-denominated obligations, at a one-to-one exchange rate, plus an adjustment by CER or CVS, as the case may be, plus an equitable adjustment, in certain cases;

•	restructuring the maturity and interest rates on bank deposits and maintaining restrictions on bank withdrawals;

•	enacting an amendment to the Central Bank’s charter to (1) allow it to print currency in excess of the amount of foreign reserves it holds, (2) make short-term advances to the federal government and (3) provide financial assistance to financial institutions with liquidity constraints or solvency problems;

•	converting public service tariffs, including those of telephone services, which had been established in U.S. dollars, into pesos at a one-to-one exchange rate;

•	freezing public service tariffs, including those of telephone services, and not permitting indexing of any kind;

•	authorizing the federal government to renegotiate public service tariffs on a case-by-case basis;

•	imposing restrictions on transfers of funds abroad subject to certain exceptions (which as of the date of this Transition report have been lifted); and

•	requiring the deposit into the Argentine financial system of foreign currency earned from exports, subject to certain exceptions.

On April 17, 2003, presidential elections were held in Argentina. Néstor Kirchner, the candidate supported by former President Duhalde, became president-elect and assumed office on May 25, 2003.

Commercial and financial activities were virtually paralyzed in 2002, further aggravating the economic recession that precipitated the current crisis. Moreover, due to the ongoing social and political protests, Argentina’s economy and society continue to or may face risks including (1) civil unrest, rioting, looting, nationwide protests, widespread social unrest and strikes, (2) expropriation, nationalization and forced renegotiation or modification of existing contracts, (3) changes in taxation policies, including tax increases and retroactive tax reforms and (4) mandatory salary increases.

The recession, including a 10.9% decrease in GDP in 2002, high unemployment and underemployment that preceded and that has followed the devaluation of the peso and high inflation has led to a reduction of wages in real terms and of disposable income and has resulted in changes in consumer behavior across all class sectors of the Argentine population. Such effects have resulted and may continue to result in a decrease in the number of clients, the use of Telefónica Argentina’s services and the type of products and services demanded, with a possible corresponding reduction in our revenues. See “Risks Related to Telefónica Argentina—Telefónica Argentina’s revenues have been and may continue to be adversely affected by a decrease in the number of customers and usage.”

During the first quarter of 2003, some economic indicators of the Argentine economy began to stabilize. GDP growth during the first quarter of 2003 was estimated at 1.8%. Inflation has also stabilized as the peso has strengthened versus the U.S. dollar. As of March 31, 2003, the exchange rate was Ps.2.98 per U.S. dollar compared to Ps.3.37 per U.S. dollar as of December 31, 2002. Notwithstanding this recent and partial stabilization, the Argentine economy has quickly deteriorated in the past, and may quickly deteriorate in the future, and until sustained growth is achieved we cannot assure you if, or when, the Argentine economy will begin a sustained recovery.

Argentina’s insolvency and default on its public debt could prolong the current financial crisis.

As a result of its growing fiscal deficit, Argentina’s ability in the short-term to stimulate economic growth, appease social unrest and repay its debt is likely to depend on external financial assistance. Due to failure to meet fiscal deficit targets, including those for the fourth quarter of 2001, on December 5, 2001, the International Monetary Fund (“IMF”) suspended further disbursements. This decision deepened the economic and political crisis.

On December 23, 2001, interim President Rodríguez Saá declared the suspension of debt payments on approximately U.S.$63 billion of Argentina’s sovereign debt total of approximately U.S.$144.5 billion as of December 31, 2001. On January 2, 2002, former President Duhalde ratified such decision. Consequently, the principal international rating agencies downgraded the rating of Argentina’s sovereign debt.

In January 2002, former President Duhalde initiated talks with the IMF. On January 24, 2003, the IMF approved an eight-month Stand-by Credit Facility for Argentina of approximately U.S.$2.98 billion that is designed to provide transitional financial support through the period ending August 31, 2003, which replaces Argentina’s prior arrangements with the IMF. In addition, the IMF agreed to extend by one year U.S.$3.8 billion dollars in payments Argentina would have been expected to make through August 2003. On March 19, 2003, the IMF made available to Argentina U.S.$307 million under this Stand-by Facility granted to Argentina in January. To date the IMF and other multilateral and official sector lenders have indicated that additional amounts of financial aid will be dependent on the implementation of a sustainable economic program. The IMF, through various pronouncements, indicated that such program should include improving methods of tax collection, reforming intergovernmental tax distributions between the federal government and the provinces, imposing spending controls on the federal and provincial governments, and restructuring the foreign indebtedness on which Argentina has defaulted.

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

On February 4, 2002, pursuant to Emergency Decree No. 214/02, the Argentine government converted all foreign-denominated bank deposits into peso-denominated deposits at the exchange rate of Ps.1.40 per U.S. dollar, with an adjustment of such new peso deposits pursuant to the CER. The Argentine government also announced the conversion of most U.S. dollar-denominated debts with Argentine financial institutions into peso-denominated debts at a one-to-one exchange rate, to be adjusted pursuant to the CER. In March 2002, the Argentine government issued Decree No. 762/02 by which it replaced the CER, for certain debts, with the CVS.

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

On June 1, 2002, the Argentine government enacted Decree No. 905/02, which gave owners of rescheduled foreign- and peso-denominated bank deposits the option (during a period of 30 banking business days starting on

June 1, 2002) to receive certain bonds issued by the Argentine government in lieu of payment of such deposits. These bonds could be applied to the payment of certain loans under certain conditions. On September 17, 2002, Decree No. 1,836/02 launched another exchange option. Depositors, however, showed little interest in the first or second stages of the voluntary exchange of deposits for bonds. The Argentine government has continued to indicate that it is committed to providing depositors the option to exchange their money for bonds, rather than forcing them to do so through an obligatory exchange.

In a decision dated March 5, 2003, the Supreme Court of Argentina struck down the mandatory conversion of U.S. dollar deposits held by the Province of San Luis with Banco Nación pursuant to Emergency Decree No. 214/02 on constitutional grounds. Under Argentine law, the Supreme Court rulings are limited to the particular facts and defendant in the case; however, lower courts tend to follow the precedents set by the Supreme Court. There are also numerous other cases in the Argentine judicial system challenging the constitutionality of the pesification pursuant to the Public Emergency Law. The Supreme Court’s rulings create uncertainty as to the implications for the banking system as a whole, including the need for the Argentine government to provide additional financial assistance to the banks in the form of U.S. dollar-denominated bonds. This, in turn, could add to the country’s outstanding debt and is viewed with concern by holders of Argentina’s outstanding bonds.

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

The Public Emergency Law put an end to ten years of U.S. dollar-peso parity and authorized the Argentine government to set the exchange rate. After devaluing the peso, the Argentine government initially established a dual exchange rate of Ps.1.40 per U.S. dollar for certain transactions and a free-floating rate for all other transactions. This dual system was later eliminated in favor of a single free-floating exchange rate for all transactions. Since the devaluation of the peso, the peso has fluctuated significantly, causing the Central Bank to intervene in the market to support the value of the peso by selling U.S. dollars and, lately, by buying U.S. dollars. As of June 11, 2003, the exchange rate was Ps.2.82 per U.S. dollar; however, it reached Ps.3.90 per dollar as of June 25, 2002.

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

We realize substantially all of our revenues in pesos and, as a result, the devaluation of the peso and the pesification and freezing of Telefónica Argentina’s tariffs have had a material adverse effect on our earnings because our consolidated indebtedness is largely denominated in foreign currency and therefore the devaluation has significantly increased our consolidated debt in peso terms. In addition, some portion of our expenses, including capital expenditures, is also denominated in foreign currency. Furthermore, the devaluation of the peso has had a material adverse effect on our financial conditions, as our largely peso-denominated assets have depreciated accordingly against our foreign currency-denominated indebtedness. Any further depreciation of the peso against the U.S. dollar will correspondingly increase the amount of our consolidated debt in pesos, with further adverse effects on our results of operations and financial conditions. As of December 31, 2002, our consolidated debt in foreign currency was the equivalent of approximately U.S.$ 2,181 million.

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

Future exchange controls may prevent the servicing of our and Telefónica Argentina’s respective foreign currency-denominated debt obligations.

Since early December 2001, the Argentine authorities implemented a number of monetary and currency exchange control measures that included restrictions on the withdrawal of funds deposited with banks and tight restrictions for making transfers abroad, most restrictions in connection with repayments to foreign creditors having recently been lifted. However, transfers abroad in connection with payments of principal on financial debt prior to the maturity or repayment of interest on financial debt prior to 15 days before its due date requires prior Central Bank approval. These regulations have been changing constantly since they were first promulgated and we cannot assure you that they will not be put in place again and, if they are, whether they will be made stricter than they were before.

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

Our Consolidated Audited Financial Statements contain the following uncertainties affecting our assumption that we and Telefónica Argentina will remain as a going concern:

•	the potential adverse effect of the outcome of Telefónica Argentina’s pending tariff renegotiation with the Argentine government; and

•	whether we or Telefónica Argentina will be able to obtain refinancing or additional credit lines to be able to pay our and its current debt.

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

Because we are a holding company, upon the liquidation or reorganization of Telefónica Argentina or Telefónica Argentina’s subsidiary, Telinver S.A., our right to participate in any distribution of their assets is subject to the prior claims of creditors of Telefónica Argentina and its subsidiary, including trade creditors, except to the extent that we may also have any credit against Telefónica Argentina and its subsidiary. None of our indebtedness is guaranteed either by Telefónica Argentina or any other of our affiliates. As of December 31, 2002, our unconsolidated liabilities and redeemable preferred stock amounted to Ps.1,367 million (of which Ps. 1,141 million are denominated in foreign currency). These claims are effectively subordinated to the liabilities of Telefónica Argentina which on a consolidated basis amounted to Ps.7,171 million (of which Ps.6,427 were denominated in foreign currency). After distributions to Telefónica Argentina’s creditors as the result of any insolvency, liquidation or other reorganizations or other similar proceedings, we may not be able to repay our creditors in full or at all.

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

The effect of the devaluation of the peso and the pesification and freezing of Telefónica Argentina’s rates has eliminated its unappropriated retained earnings and the reserve for future dividends out of which cash dividends are distributed. By December 31, 2002 (Telefónica Argentina’s fiscal year end), such losses exceeded the reserves. As of the date of this Transition Report, Telefónica Argentina is unable to distribute dividends until the unappropriated losses are absorbed. As a result of Telefónica Argentina’s losses in 2002, it did not make dividend payments to us in 2002 and it cannot make dividend payments to us in 2003 based on its financial statements ending December 31, 2002. Furthermore, we do not know when or if Telefónica Argentina will be able to distribute dividends thereafter.

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

We have outstanding as of December 31, 2002 the following major unconsolidated indebtedness and preferred stock:

•	8.85% Notes due 2004 with U.S.$225 million outstanding and our 10.375% Notes due 2004 with Ps.175 million outstanding;

•	Ps.39 million in our preferred stock and Ps.4 million in accumulated unpaid but not due preferred dividends;

•	U.S.$102 million in short-term intercompany loans with Telefónica Internacional; and

•	Ps.3 million in short term intercompany loans with Telefónica Argentina.

Telefónica Argentina and Telinver have outstanding as of December 31, 2002, the following major unconsolidated indebtedness:

•	11.875% Notes due 2004 with U.S.$300 million outstanding;

•	9.875% Notes due 2006 totaling U.S.$71 million outstanding, which may become due on July 1, 2004, if, as of July 1, 2004, our 11.875% Notes due 2004, and any other indebtedness incurred to refinance such notes that matures prior to July 1, 2006, exceeds 30% of the initial aggregate principal amount of our 11.875% Notes due 2004;

•	9.125% Notes due 2008 totaling U.S.$368.5 million outstanding;

•	short-term and long-term bank and other financial institution financing outstanding totaling the equivalent of U.S.$64.1 million and U.S.$133.5 million, respectively; and

•	U.S.$890 million in short-term intercompany loans, primarily with Telefónica Internacional.

Should no financing alternatives be available to us or should we not succeed in obtaining refinancing, we would not have sufficient funds available to meet our current financial liabilities payable to almost all foreign creditors (including those disclosed as current on the balance sheet as of December 31, 2002 and such noncurrent financial liabilities that would turn into current liabilities if creditors claimed a default). In addition, a default by us or Telefónica Argentina on debt in excess of U.S.$20 million is an event of default under our 8.85% Notes due 2004 and 10.375% Notes due 2004, thereby permitting our bondholders to accelerate our debt.

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

As of December 31, 2002, Telefónica Argentina has accumulated losses amounting to Ps.3,490 million (in constant pesos as of December 31, 2002). The effect of the devaluation of the peso and the pesification and freezing of Telefónica Argentina’s tariffs has eliminated its unappropriated retained earnings and its reserves for future dividends out of which dividends are distributed. By the end of the fiscal year ended December 31, 2002, such losses exceeded the reserves, including Telefónica Argentina’s reserves for its future dividends. In addition, as of December 31, 2002, we had accumulated loss. The loss eliminated our unappropriated retained earnings and our reserves for future dividends out of which dividends are distributed. By the end of the fiscal year ended December 31, 2002, our losses exceeded the reserves, including our reserves for our future dividends.

If the losses exceed 50% of the capital stock plus reserves at any fiscal year end, we or Telefónica Argentina, as the case may be, would fall under the condition for mandatory capital stock reduction set forth in the Ley de Sociedades Comerciales No. 19,550 (the “Companies Law”). However, Decree 1,269/02 dated July 16, 2002 has suspended the enforcement of such provision of the Companies Law until December 10, 2003. Also, if after December 10, 2003 Telefónica Argentina’s or our shareholders’ equity becomes negative at any fiscal year-end and our shareholders do not recapitalize, a dissolution event will occur under the Companies Law. We cannot assure you that, in the future, the Companies Law or any other law or regulation will not force Telefónica Argentina or us under these circumstances to effect mandatory capital reductions or to dissolve. As of the date of this Transition Report, we cannot provide any assurance that, should such dissolution event occur, our shareholders would make additional capital contributions, or that we or Telefónica Argentina, consequently, would be able to continue our operations.

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

The interests of Telefónica, Telefónica Internacional and Telefónica Holding as our equity investors may conflict with the interests of the holders of our debt or preferred shares. Moreover, Telefónica Internacional has made substantial extensions of credit to us and Telefónica Argentina and represents Telefónica Argentina’s largest creditor. The interests of Telefónica Internacional as Telefónica Argentina’s and our creditor may conflict with the interests of the unaffiliated holders of our debt, our preferred shareholders or holders of Telefónica Argentina’s debt. All of the intercompany loans made to us and Telefónica Argentina are short-term in nature and, as a result, Telefónica Internacional has the legal right to cause us or Telefónica Argentina to pay such debt in full prior to the time we and Telefónica Argentina are required to make scheduled payments on our or Telefónica Argentina’s remaining third party debt obligations. Furthermore, Telefónica Internacional may assign its rights under the loans without our or Telefónica Argentina’s consent. If Telefónica Internacional, or any assignee, as applicable, were to demand payment in respect of all of its short-term debt, it would have a material adverse effect on our respective ability to pay our or Telefónica Argentina’s debt obligations as they come due. As a result, the claims under the intercompany loans may, as a practical matter, enjoy payment priority over claims of any other debt. We cannot assure you that Telefónica or its affiliates will provide us or Telefónica Argentina with additional intercompany financing support or continue to roll over existing debt.

Apart from requirements of Argentine law that dividends must be paid out of net earned profits arising from an approved financial statement, there are currently no contractual restrictions on Telefónica Argentina’s ability to pay dividends. Under Argentine law Telefónica Argentina will be able to resume paying dividends when it has new gains and to the extent it has not consumed its legal reserve to absorb accumulated losses. Telefónica, through us, may exercise its control over Telefónica Argentina’s ability to pay dividends (subject to requirements of Argentine law) or to increase the amount or frequency of dividend payments in order to fund expenditures or distributions by us or for other purposes. As a result, Telefónica through us has the legal right and voting power to cause Telefónica Argentina to pay cash dividends to its shareholders in amounts and at times that may not be in the interests of Telefónica Argentina’s creditors.

Conflicts of interest between us, Telefónica and other of our affiliates may also arise in connection with other business activities. Telefónica, through affiliates, also has joint and separate investments in the communications and media sector in Argentina, including mobile cellular and PCS services following the effectiveness of the spin-off of our wireless services business and data transmission business. These businesses’ operations became controlled by Telefónica Móviles, S.A. and Telefónica DataCorp S.A. (“Telefónica DataCorp”), respectively, each of which is a controlled subsidiary of Telefónica and independent of us. In some circumstances, our and Telefónica Argentina’s interests may not be aligned with and may perhaps be adverse to the interests of Telefónica or its affiliates. We cannot assure you that Telefónica or its affiliates will not limit or cause us or Telefónica Argentina to forego business opportunities that other Telefónica affiliates may pursue, or that the pursuit of opportunities by other affiliates will be in our interest.

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

Telefónica Argentina stated in Notes 2.3.e, 2.3.i and 11 to its consolidated audited financial statements filed with its annual report on Form 20-F on April 15, 2003 that the amount booked in fixed assets corresponding to its telecommunications business and the minimum presumed income tax credit, totaling Ps.8,402 million and Ps.48 million, respectively, may be negatively affected by the outcome of its tariff renegotiation and the resulting impact on its operations. Future negative economic developments may result in the adoption of further measures by the Argentine government, including changes to measures already adopted. We cannot assure you what effect these developments and measures may have on the value of its assets and liabilities or results of operations.

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

The outcome of the tariff renegotiation is uncertain and therefore we cannot assure you that the tariffs that result from the renegotiation will maintain their value in U.S. dollars or constant pesos over time to compensate for any past and future increases in inflation or devaluation. Inflation in terms of wholesale price index and consumer price index for 2002 was 118% and 41%, respectively, and devaluation amounted to 237%. Pursuant to the process established for the renegotiations, Telefónica Argentina submitted both an interim request for a tariff increase and a comprehensive proposal regarding its tariff regime within the time period established. We do not know when the renegotiations will be concluded and whether they would be concluded in a manner that will not have a material adverse effect.

On January 23, 2003, the Argentine government issued Emergency Decree No. 120/03 which established that the Argentine government may provide for interim tariff increases or adjustments until the process of renegotiation of public service contracts and licenses required under the Public Emergency Law is completed. On January 29, 2003, the Argentine government issued Decree 146/03 that declared an interim tariff increase of approximately 10% for the electricity and gas sectors. The National Ombudsman, the Ombudsman of the City of Buenos Aires and certain other organizations filed objections to both these decrees with various courts. Pursuant to these objections, a court issued a preliminary injunction prohibiting the increase in these tariffs. Furthermore, there is a possibility that electricity and gas providers may be required to refund the portion of their revenues corresponding to such interim rate increase if the court determines that the increase in tariffs was prohibited under the Public Emergency Law. We cannot assure you that Telefónica Argentina will receive any interim tariff increase, or if it does, that it will not be enjoined from increasing its rates pursuant to any such increase.

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

Telefónica Argentina’s revenues depend on its ability to retain customers. However, the current recession, unemployment and underemployment, coupled with the rise of inflation in 2002, have led to a reduction of wages in real terms and a reduction of disposable income in all class sectors of the Argentine population, which resulted in a decrease in the number of customers that use Telefónica Argentina’s services and in a reduction of usage per telephone line. In 2002, Telefónica Argentina’s lines in service were further reduced by approximately 140,000 lines with a reduction of total traffic per line of approximately 5%. This reduction in lines in service and usage of its services had a consequent reduction in its revenues and cash inflows. In addition, we cannot assure you that further reductions in demand for its service will not take place, further negatively affecting cash flows and revenues.

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

Accordingly, if we entered into reorganization proceedings due to our inability to pay our debts and such proceedings resulted in us ceasing to own at least 51% of Telefónica Argentina’s capital stock in class A shares without regulatory approval, Telefónica Argentina’s license could be revoked.

Telefónica Argentina’s liquidity and subsequent dividend payments have also been historically relied upon by us as our primary source of liquidity for us to meet our principal and interest payments on our outstanding debt. From January 1, 1994 through December 31, 2001, Telefónica Argentina paid us cash dividends aggregating U.S.$1,190 million. Due to accumulated losses attributable to the macroeconomic crisis in Argentina, Telefónica Argentina did not pay dividends last year, are not able to pay dividends in 2003 in respect of its 2002 fiscal year and may not be able to pay dividends in 2004. Accordingly, our primary source of liquidity has been eliminated. Furthermore, even if Telefónica Argentina could legally pay dividends in 2003 and 2004, Telefónica Argentina does not expect that its cash flows would be sufficient to be able to pay enough cash dividends to its shareholders for us to pay our debt maturing in 2004. If we were to default on our payment obligations, it is likely that we would have to commence reorganization proceedings, thereby putting Telefónica Argentina’s license at risk. The revocation of its license, due to a change in our ownership interest or otherwise, would have an immediate and material adverse impact on Telefónica Argentina’s and our financial condition and results of operations.

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

Since the liberalization of access to Telefónica Argentina’s market, competition has affected Telefónica Argentina’s results of operations as Telefónica Argentina has lost customers of its long distance service to Telecom Argentina and other smaller competitors and have had to increase its efforts in order to retain existing customers, to win back the customers it lost and to acquire new customers. Telefónica Argentina may experience, as a result of the current competitive environment, an additional loss of market share to and additional competition in prices with, competitors in the Southern Region beyond that which has already taken place since October 1999. Telefónica Argentina may also experience a loss of market share in the future as a result of the future ability of a caller to select a long-distance provider for each call and data or internet providers entering the telecommunications market. In light of the range of regulatory, business and economic uncertainties, as discussed in these “Risk Factors” and elsewhere in this Transition Report, it is difficult for Telefónica Argentina to predict with meaningful precision and accuracy its future market share in relevant geographic areas and customer segments, the speed with which changes in its market share or prevailing prices for services may occur, or the effects of competition. Those effects could be material and adverse to our and Telefónica Argentina’s overall results of operations and financial condition.

Telefónica Argentina has a significant number of legal claims against it regarding obligations of its state-owned predecessor, Empresa Nacional de Telecomunicaciones (“ENTel”); if it were to have to satisfy those claims in full without the benefit of timely and sufficient indemnification, the obligation to do so would represent a significant liability.

As of December 31, 2002, the total amount of claims against Telefónica Argentina based upon ENTel’s alleged contractual and statutory obligations to former ENTel employees (including accrued interest and legal expenses) was approximately Ps.102 million. Court decisions have followed the precedent set by the Supreme Court of Argentina in the area of joint and several liability in labor matters, under which it upheld the provisions of the Work Contract Law No. 20,744, as amended, and declared a decree derogating portions of that law unconstitutional. In the Transfer Contract, under which ENTel was privatized by selling 60% of its common stock to Telefónica Argentina, ENTel agreed to indemnify Telefónica Argentina with respect to such claims. Also, the Argentine government has assumed joint and several liability with ENTel for such indemnity obligations and has authorized Telefónica Argentina to debit an account of the Argentine government at Banco Nación for any related amount payable by it with respect to such indemnification. Telefónica Argentina believes that the Argentine government’s indemnification obligations if duly performed by the Argentine government should protect it from any material economic consequences of the employees’ claims. Under Debt Consolidation Law No. 23,982, ENTel and the Argentine government may discharge their indemnity obligations through the issuance of debt instruments such as negotiable 16-year bearer bonds. Telefónica Argentina has not created any reserve for such claims.

As of December 31, 2002, Telefónica Argentina had satisfied a number of claims through Ps.6.3 million in cash payments. Telefónica Argentina filed a claim against ENTel on December 16, 1999 seeking indemnification and reimbursement in connection with these payments in satisfaction of the labor claims. Its case has been argued in court; however, no ruling has been issued. If we lose a material portion of the current claims and the Argentine government fails to reimburse Telefónica Argentina timely and sufficiently for these claims, our and Telefónica Argentina’s results of operations may be adversely affected.

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

As of December 31, 2002, approximately 73% of Telefónica Argentina’s employees were union members. Unlike its state-owned predecessor, Telefónica Argentina has not experienced a work stoppage that has had a material effect on its operations. It has reached agreements with the unions over the terms of new collective bargaining agreements. Although its relations with unions are currently stable and constructive, in recent years general labor unrest and related strikes in Argentina have increased in frequency. Strikes or other types of conflict with the unions or unionized personnel may have a material adverse effect on its ability to maintain ordinary service levels or otherwise operate its business in the manner that customers expect. In those circumstances, Telefónica Argentina might face an immediate loss of revenue. Damage to its reputation might also result, with a potential longer-term negative effect on revenues.

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

As of December 31, 2002, Telefónica Argentina’s telephone system included approximately 4.4 million lines in service.

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

Our principal executive office is located at Avenida Ingeniero Huergo 723, (C1107AOH) Buenos Aires, Argentina, and our telephone number is (5411) 4332-2066, facsimile number (5411) 4334-1781, e-mail: invest@telefonica.com.ar, website: www.telefonica.com.ar.

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

On the Transfer Date, the Argentine government licensed Telefónica Argentina to provide basic telephone service in the Southern Region pursuant to Decree No. 2,344/90. That same day, pursuant to an agreement (the “Transfer Contract”) among us, the Argentine government, ENTel and each of Telefónica International Holding B.V. (“TIHBV”), Inversora Catalinas S.A. (“Inversora Catalinas”), Telefónica, Citicorp and Citicorp Venture Capital S.A., the Argentine government sold 60% of Telefónica Argentina’s capital stock to us. As of the date of this Transition Report, we own a 64.83% interest in Telefónica Argentina. Telefónica beneficially owns 98% of the capital stock of Telefónica Argentina and 100% of our common stock.

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

On June 9, 2000, the Argentine government issued Decree No. 465/00, which provided for the complete liberalization of access to the telecommunications market as of November 9, 2000. In 2002, in the context of that liberalization, Telefónica Argentina and Telecom each signed license agreements with the regulatory authorities. Telefónica Argentina’s agreement is referred to in this Transition Report as the “License Agreement”.

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

Telefónica Exchange Offers

In May 2000, our indirect parent, Telefónica, launched offers to exchange shares and American Depositary Shares of Telefónica for shares and American Depositary Shares of its subsidiaries in Brazil, Peru and Argentina. See below “—Telefónica Argentina’s Reorganization”.

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

See Note 4 of our Consolidated Financial Statements.

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

As of December 31, 2002, Telefónica Argentina’s telephone system had approximately 4.4 million lines in service, or approximately 23.8 lines in service per 100 inhabitants of the Southern Region. Telefónica Argentina’s consolidated assets were Ps.9,564 million (in constant pesos as of December 31, 2002) and its net consolidated sales revenues were Ps.3,039 million (in constant pesos as of December 31, 2002) for its fiscal year ended on December 31, 2002. Based on historical net revenues, Telefónica Argentina is one of the five largest private-sector companies in Argentina. See below “—Revenues”.

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

	December 31, 2002(1)	December 31, 2001	September 30, 2002(2)	September 30, 2001(3)	September 30, 2000(4)	September 30, 1999	September 30, 1998
Lines installed	4,888,902	4,876,264	4,887,803	4,851,308	4,669,189	4,384,041	4,232,756
Lines in service	4,419,162	4,556,297	4,422,895	4,521,414	4,258,924	3,934,178	3,973,798
Lines in service per 100 inhabitants (Southern Region)	23.8	24.5	24.4	24.4	24.4	22.9	23.4
Lines in service per employee	491.1	484.2	480	467.1	426.6	386.2	357.8
Total pending applications	13,764	15,592	16,650	20,627	26,152	6,792	7,889
Percentage of lines connected to digital exchanges	100%	100%	100%	100%	100%	100%	100%
Public telephones installed	101,552	122,665	103,529	122,063	114,037	97,663	66,343

(1)	As of December 31, 2002, includes approximately 676,000 lines for which long-distance service is provided by other operators. Does not include approximately 215,000 long-distance presubscribed customers’ lines of Telecom that opted for Telefónica Argentina.
(2)	As of September 30, 2002, includes approximately 690,000 lines for which long-distance service is provided by other operators. Does not include approximately 231,000 long-distance presubscribed customers of Telecom that opted for Telefónica Argentina.
(3)	As of September 30, 2001, includes approximately 770,000 lines for which long-distance service is provided by other operators. Does not include approximately 280,000 long-distance presubscribed customers’ lines of Telecom that opted for Telefónica Argentina.
(4)	As of September 30, 2000, includes approximately 770,000 lines for which long-distance service is provided by other operators. Does not include approximately 500,000 long-distance presubscribed customers’ lines of Telecom that opted for Telefónica Argentina.

As of December 31, 2002, approximately 53.6% of Telefónica Argentina’s lines in service were in the greater Buenos Aires metropolitan area, including 20.4% of its lines in service, which were located within the City of Buenos Aires. Approximately 86.2% of its lines in service as of December 31, 2002, were residential, with the remainder being professional, commercial and governmental customers.

The services that Telefónica Argentina provides are generally subject to regulation. The relevant governmental regulatory authorities include the National Communications Commission (the Comision Nacional de Comunicaciones), the successor to the National Telecommunications Commission (the Comisión Nacional de Telecomunicaciones), and the Secretary of Communications (the Secretaria de Comunicaciones), both of which currently regulate and control telecommunications and telephone services in Argentina. This Transition Report sometimes refers to any of the National Communications Commission, the National Telecommunications Commission and the Secretary of Communications as the “Telecommunications Regulatory Authority”. See below “—Regulatory Matters”.

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

	Telephone Rates
	December 2002(1)	September 2002(1)	September 2001(2)	September 2000(2)	September 1999(2)	September 1998
Residential:
Installation charge per line	150	150	150	150	150	200
Monthly basic charge(3)	13.23	13.23	13.23	13.23	13.03	12.83
Pulses/month equivalent	282	282	282	282	282	282
Commercial:
Installation charge per line	150	150	150	150	150	150
Monthly basic charge(4)(5)	30.20	30.20	30.20	30.20	36.96	36.40
Pulses/month equivalent(5)	644	644	644	644	800	800
Prices:(6)
Price per pulse (nominal) in pesos	0.0469	0.0469	0.0469	0.0469	0.0462	0.0455
Exchange Rate Ps.1/U.S.$1(7)	3.37	3.74	1.0	1.0	1.0	1.0

(1)	In pesos as of the enactment of the Public Emergency Law.
(2)	In U.S. dollars.
(3)	Retirees and pensioners whose consumption is less than 300 pulses per two-month period, as well as residential customers whose consumption is less than 150 pulses per two-month period, have preferential tariffs.
(4)	Monthly basic charge for measured service in an area with more than 200,000 telephones (applies to approximately 55% of Telefónica Argentina’s customer base).
(5)	Corresponds to the Province and City of Buenos Aires. For the rest of the Southern Region, monthly basic charges amounted, Ps.33.40 during September 1999, Ps.33.91 during September 2000 and Ps. 27.3 during September 2001 and 2002. Pulses/month equivalents were 723 for 1999, 2000, 2001 and 2002.
(6)	Effective November 1, 1991, under the rate agreement, customers were billed in pesos at an exchange rate of the average of the closing bid and offer exchange rates quoted by Banco Nación for wire transfers of U.S. dollars on the day before each bill was prepared. However, the Public Emergency Law, effective as of January 6, 2002, invalidated the clauses contained in contracts with the Argentine government under public law (including the provision of telecommunications services) providing for adjustments based on price indices that are applicable in other countries, as well as any other adjustment method and converted Telefónica Argentina’s rates at one peso to one U.S. dollar.
(7)	Banco Nación’s offered rate for the last day of the month for wire transfers of U.S. dollars.

Telefónica Argentina’s principal sources of revenues for the fiscal year ended December 31, 2002 were approximately 30.14% from local and domestic long-distance measured services, approximately 26.88% from monthly basic charges, approximately 8.46% from access charges, approximately 7.31% from public phones and approximately 3.06% from international services.

Telefónica Argentina formerly provided value-added telecommunications services through Telefónica Data and Startel until such subsidiaries were spun off. Telefónica Argentina provided PCS and cellular service through its former subsidiary Telefónica Comunicaciones Personales until January 31, 2001, as Telefónica Comunicaciones Personales was spun off on February 1, 2001.

Operating revenues presented by category of services in this Transition Report are derived from Telefónica Argentina’s accounting records, certain reports from Telefónica Argentina’s billing systems and certain estimates made by Telefónica Argentina’s management. This breakdown is not included in our Consolidated Financial Statements.

The table below shows Telefónica Argentina’s sales revenues broken down by category of service.

	December 2002	December 2001	September 2002	September 2001	September 2000	September 1999(5)
	(in millions of constant pesos as of December 31, 2002)(1)
Basis telephone service
Measured service	186	432	1,163	1,785	2,079	2,287
Monthly basic charges(2)	156	373	1,034	1,482	1,525	1,519
Special services	72	154	450	652	556	436
Installation charges	5	25	61	122	160	107
Public phones	41	92	281	491	526	493
Access charges	46	127	327	680	656	395
International long-distance service(3)	23	74	144	310	410	—
Telephone equipment	2	17	35	181	122	44
Publishing of telephone directories	38	33	59	117	166	153
Other	51	87	278	292	253	580

Total(4)	620	1,414	3,832	6,112	6,453	6,014

(1)	See “Presentation of Financial Information” in the initial pages of this Transition Report.
(2)	Includes monthly basic charges and charges for supplemental services.
(3)	For years 2001, 2000 and 1999, these revenues were included in the spin-off transactions. See “—Telefónica Argentina’s Reorganization”.
(4)	Telefónica Argentina accrues its operating revenues for each financial reporting period based on pulses (defined below) and services consumed, whether or not charges for the pulses and services have been billed.
(5)	Figures do not include amounts corresponding to businesses under joint control with Telecom.

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

Telefónica Argentina estimated that, for the fiscal years ended December 31, 2002, and September 30, 2001 and 2000, domestic long-distance traffic represented approximately 44%, 45% and 52%, respectively, of all measured service revenues.

Domestic Long-Distance Service

As indicated above, at the Transfer Date, Telefónica Argentina’s domestic long-distance service was provided principally through its microwave network, using analog switching and transmission technology. Telefónica Argentina converted its microwave network to digital switching and transmission technology. At December 31, 2002, Telefónica Argentina had constructed approximately 16,727 kilometers of an optical fiber network, of which 4959 kilometers are in the Northern Region, for domestic long-distance transmission between major cities and another optical fiber network for transmission between local exchanges.

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

As of December 31, 2002, approximately 58% of Telefónica Argentina’s monthly basic charges and measured service revenues were generated by residential customers. The remainder was comprised of professional, commercial and governmental customers.

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

Telefónica Data also transferred to Telefónica Argentina its 80% interest in the Starnet network and its 80% interest in a satellite network. As of December 31, 2002, Telefónica Argentina provided services to approximately 119,000 noncorporate ISP customers.

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

Public Phones

As of December 31, 2002, Telefónica Argentina had 101,552 public telephones installed. Of these, 7,707 are public telephones that Telefónica Argentina installed as of December 31, 2002 in the Northern Region and 93,845 are public telephones which Telefónica Argentina installed as of December 31, 2002 in the Southern Region. Telefónica Argentina charges for each call a measured service and an amount for usage measured by usage units. The majority of the public telephones are operated by third parties who are billed for usage. Telefónica Argentina provides commissions to individuals and small- to medium-sized companies in the offering of semi-public and public telephone services so as to increase the availability of such services. Telefónica Argentina has installed modular telephones that permit placing local, domestic long-distance, and international calls by direct dialing. These modular telephones are connected to a centralized information management system. In addition, they accept two forms of payment: coins and pre-paid cards.

Access Charges

Telefónica Argentina’s revenues from access charges through December 31, 2002 consist of fees collected from other operators, such as (1) local and/or long-distance providers, (2) cellular and PCS licensees, and (3) other minor providers of telecommunication services related to interconnection services that primarily include access, termination and long-distance transport of calls. Interconnection charges are principally calculated on a per minute usage.

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

Interconnection Fee Rates (origination and termination—hundredths of pesos (“cents”) per minute)(1)
Date of Effectiveness	Higher Population and Telephone Density	Other Areas and Original License Areas	Transport Calls Originating/Terminating In the Same Local Area
November 8, 2000	1.100	1.300	0.300
May 8, 2001	1.067	1.261	0.291
November 8, 2001	1.035	1.223	0.282
May 8, 2002	1.004	1.186	0.274
November 8, 2002	0.974	1.151	0.266

(1)	The Public Emergency Law established the pesification of these rates which previously were in U.S. dollars.

International Long-Distance Service

Telefónica Argentina’s revenues from its sales of international long-distance service since October 1, 1999 have consisted of:

•	amounts billed to its local service customers who have not presubscribed with another long-distance provider and Telecom’s local service customers (through a presubscription process) for outgoing telephone calls;

•	amounts earned from foreign (non-Argentine) telecommunications carriers and administrations (“foreign carriers”) for connection to the Argentine telephone network, net of the amounts paid to foreign carriers for the termination of outgoing calls from the network;

•	international telex services, and

•	international point-to-point leased circuits.

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

On December 29, 2000, Telefónica Argentina made an irrevocable contribution to Telinver in the amount of U.S.$17.1 million (equivalent to Ps.37.3 million of constant pesos as of December 31, 2002) through settlement of certain receivables outstanding with Telinver. On June 28, 2001, Telefónica Argentina made a capital contribution of Ps.79 million (in constant pesos as of December 31, 2002) to Telinver; simultaneously, Telinver distributed cash dividends in the amount of to Ps.70 million (in constant pesos as of December 31, 2002). As of December 31, 2002, current liabilities in foreign currency of Telinver exceed current assets in foreign currency by approximately US$36 million and, in addition, total liabilities exceed total assets, so there is negative shareholders’ equity in the amount of Ps.45 million (in constant pesos as of December 31, 2002), a condition that would, under the Companies Law, call for the company’s dissolution due to accumulated losses if its shareholders equity is not recapitalized. However, the application of these provisions of the Companies Law has been stayed until December 10, 2003, by Executive Decree 1,269/02, dated July 16, 2002.

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

Other Services and Investments

E-Commerce Latina

On December 15, 1999, Telinver and Alto Palermo S.A. (“Alto Palermo”), the owner of a number of shopping centers located throughout Argentina, entered into an agreement under which Telinver became a shareholder of E-Commerce Latina S.A. (“E-Commerce Latina”). E-Commerce Latina owns 98% of Altocity.com S.A. (“Altocity”). Altocity engages in the business of selling via the internet a variety of items, including music CDs, electronic appliances, computer hardware and software and books. According to the agreement between Telinver and Alto Palermo, each of Telinver and Alto Palermo will hold a 50% interest in E-Commerce Latina and, subject to certain conditions, Telinver, and Telefónica Argentina as successor, would make capital contributions to E-Commerce Latina in an amount up to U.S.$27 million. As of September 30, 2000 and 2001, Telinver, and Telefónica Argentina as successor, had made capital contributions of Ps.22 million (in constant pesos as of December 31, 2002) and U.S.$5 million to E-Commerce Latina, respectively. As part of the Reorganization Transactions, Telinver transferred to Telefónica Argentina its 50% interest in E-Commerce Latina, as of February 1, 2001. In addition, Telefónica Argentina and Alto Palermo undertook to make a capital contribution to E-Commerce Latina for the development of new business lines for a maximum of Ps.12 million, 75% of which is to be contributed by Telefónica Argentina.

Other Investments

As of December 31, 2002, Telefónica Argentina had a 0.12% share in Intelsat U.K., and a 0.15% share in New Skies Satellites N.V. (“New Skies”). Intelsat U.K. owns and operates a global satellite system that provides voice/data and video services via satellite. New Skies is an independent spin-off of Intelsat U.K. to which Intelsat U.K. transferred several satellites. These entities allocate benefits and operating expenses and other costs and expenses to their members. Telefónica Argentina accounts for these allocations as they are reported by these entities.

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

Management Fee

Under the Management Contract, Telefónica is entitled to receive an annual management fee calculated as a percentage (the “Management Fee Percentage”) of Telefónica Argentina’s net income before deduction for, among other things, depreciation, financial expenses, income tax and the management fee itself. The Management Contract provides that the Management Fee Percentage will be 9% through April 30, 2003. If the contract is extended beyond that date, the Management Fee Percentage is then to be reduced to a negotiated amount ranging between 1.5% and 5.0%. Telefónica and Telefónica Argentina recently agreed to negotiate a new Management Fee Percentage, which will apply retroactively to May 1, 2003. The valuation of each item included in the management fee formula is made in accordance with Argentine GAAP and is subject to review by a recognized external independent accounting firm designated by both Telefónica Argentina and Telefónica, with the report of such firm being conclusive.

During the three-month fiscal year ended December 31, 2002, the unaudited three-month period ended December 31, 2001 and the fiscal years ended September 30, 2002, 2001, 2000 and 1999, management fees were approximately Ps.23 million, Ps.44 million, Ps. 146 million, Ps.269 million, Ps.323 million, and Ps.330 million, respectively (in constant pesos as of December 31, 2002). The management fee obligation is in addition to Telefónica Argentina’s obligation under the Management Contract to reimburse Telefónica for all out-of-pocket expenses that Telefónica incurs in connection with its duties under the Management Contract, including payments under subcontracts and the costs of personnel assigned to Telefónica Argentina.

Duration

The Management Contract originally had a seven-year term coinciding with the period of exclusivity provided for in the List of Conditions. The contract was automatically extended for an additional period coinciding with the extension of the period of exclusivity of Telefónica Argentina’s license to provide telecommunications services. As Telefónica Argentina’s license was exclusive until October 10, 1999 (see “—Competition” below), Telefónica Argentina and Telefónica continued to honor the terms of the Management Contract until such date. At Telefónica’s option, the Management Contract was extended through April 30, 2003. At the expiration of the above term, Telefónica is entitled, at its sole discretion, to an additional five-year extension through 2008, subject to the renegotiation of the management fee within certain limits established in the Management Contract. On April 30, 2003, Telefónica de Argentina and Telefónica entered into another agreement to supplement the Management Agreement in force between them. Pursuant to this supplementary agreement, Telefónica Argentina and Telefónica have agreed as follows: (i) as from May 1, 2003 through June 30, 2003, the parties will continue renegotiating the management fees to be paid by Telefónica Argentina to Telefónica, in the latter’s position as operator responsible for the comprehensive management of the Telefónica Argentina’s activities, and (ii) that during the extension of the established renegotiation term, payment of the fee will be temporarily suspended, as the fee eventually agreed upon between the parties would be applied retroactively to May 1, 2003.

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

The following table sets forth Telefónica Argentina’s capital expenditures for our fiscal years ended December 31, 2002, September 30, 2002, 2001 and 2000 and our unaudited three-month period ended December 31, 2001.

	Capital Expenditures(1)(2)
	Three-Month Fiscal Year Ended December 31, 2002	Three-Month Period Ended December 31, 2001 (unaudited)	Fiscal Year Ended September 30, 2002(3)	Fiscal Year Ended September 30, 2001	Fiscal Year Ended September 30, 2000(4)
	(in millions of constant pesos as of December 31, 2002)
Buildings, Land and Equipment	—	33	37	76	207
Switching and Transmission	6	76	142	319	340
External Plant(5)	15	52	59	240	325
Telephone Equipment	1	24	37	105	122
Materials	7	—	4	61	63
Other	8	23	41	83	79

Total	37	208	320	884	1,136

(1)	The allocation of work in progress and prepayments to vendors among items has been estimated.
(2)	See Note 2.3 of Consolidated Financial Statements.
(3)	Net of Ps.29 million (in constant pesos as of December 31, 2002) corresponding to the capitalization of exchange differences.

(4)	Includes Ps.13 million (in constant pesos as of December 31, 2002) from Startel’s assets merged into Telefónica Argentina.
(5)	“External Plant” includes transmission lines and other transmission facilities (principally underground cables), but excludes real property not associated with transmission facilities, which is included under “Buildings, Land and Equipment”.

As of September 30, 2001, the net value of fixed assets and intangible assets spun off effective February 1, 2001 as part of the Reorganization Transactions amounted to approximately Ps.1,968 million and Ps.807 million, respectively, in constant pesos as of December 31, 2002. Telefónica Argentina made capital expenditures well in excess of the amounts needed to satisfy the minimum qualitative and quantitative standards called for by the List of Conditions. The requirements with respect to line installations extended through December 1996.

In addition, Telefónica Argentina agreed, as part of the purchase of Compañía Argentina de Teléfonos S.A., to install a significant number of digital lines and public telephones and to provide the Province of Mendoza, its municipalities and its provincially owned businesses with telephone service at a discount of 20%, except for international calls, until June 30, 2005.

For the fiscal year ending December 31, 2003, Telefónica Argentina expects to make capital expenditures of approximately Ps.200 million expressed in constant pesos as of December 31, 2002. Estimates for capital expenditures are preliminary and are based upon assumptions regarding commercial, technical and economic factors such as rates for telecommunications services, exchange rates, inflation, demand and availability of equipment and buildings. See “—Business Strategy” and Item 5: “Operating and Financial Review and Prospects—Liquidity and Capital Resources”.

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

Telefónica Argentina is now using an expanded fiber-optic network in the Northern Region to carry long-distance traffic and in a multiservice network to provide local service in the three most important cities in the Northern Region where Telecom is the incumbent provider. Telefónica Argentina has expanded and improved its network capacity by, among other means: (1) the construction of fixed wireless networks equipped to provide symmetric and asymmetric voice services in the Northern Region; (2) activating new lines and focusing on achieving full capacity utilization on plant additions and on existing network capacity; and (3) others, including the expansion of the transmission network to accommodate current traffic (including local, multiple-area, domestic long-distance, and submarine cable traffic). As of December 31, 2002, Telefónica Argentina had built approximately 16,727 kilometers of an optical fiber network, of which (1) 4,959 kilometers are in the Northern Region for domestic long-distance transmission between major cities, and (2) 11,768 kilometers make up another optical fiber network for transmission between local exchanges. The fiber-optic network currently extends to several of the larger Northern cities in Argentina. Telefónica Argentina uses supplemental leasing of circuits from other providers to increase its ability to offer long-distance service in the Northern Region. As of the date of this Transition Report, Telefónica Argentina has approximately 22,000 lines in service in the Northern Region.

Domestic Long-Distance Service

Telefónica Argentina’s principal competitors in providing domestic long-distance telephone services are Telecom, Movicom Bell South, AT&T Latin America, CTI, Comsat, Impsat and Techtel. Telefónica Argentina’s exposure to competition has increased due to the pre-subscription process and is likely to increase once carrier selection through dialing (“call by call”) is fully implemented. See “—Regulatory Matters—Regulations Related to Long-Distance Services”. As a consequence of the pre-subscription process, certain local service customers opted for one of our competitors (Movicom Bell South, AT&T Latin America, CTI, Comsat, Impsat, Techtel and Telecom), and certain Telecom local services customers opted for Telefónica Argentina or for Movicom Bell South, KeyTech (AT&T Latin America), CTI, Comsat, Impsat, or Techtel as their new provider of long-distance services. As of December 31, 2002, the total number of long-distance services customers gained (approximately 215,000 lines) was less than customers lost (approximately 676,000 lines). Telefónica Argentina has recently focused on “win-back” activities regarding those customers that opted for other providers. Customers will be able in the near future to select their long-distance provider by dialing a specific three-digit code number at the time they make a call. This new system, when fully operative, will co-exist as an alternative for the pre-subscription provider for the line that originates a long-distance call. As of the date of this Transition Report, Telefónica Argentina’s networks and equipment are available to provide the selection services, but no operator has asked Telefónica Argentina for interconnection.

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

Public Telephone Service

Telefónica Argentina’s principal competitors for public telephone service are Telecom, Telefonía Pública y Privada S.A. (formerly DAKOTA) and Telecentro S.A., a cable television operator. As of December 31, 2002, Telefónica Argentina owned 101,552 public phones in Argentina. As of March 31, 2003, there were 53 licenses granted to service providers, but there were only 17,300 public phones installed in the Southern Region not belonging to Telefónica Argentina.

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

Current Regulatory Environment

On September 3, 2000, the Argentine government issued Decree No. 764/00, which, in the context of the deregulation of the access to the telecommunications market, approved the Rules for Licensees for Telecommunications Services, the Rules for Interconnection, the Rules for Universal Service and the Rules for the Administration, Management and Control of the Radioelectric Spectrum. These rules constitute the current regulatory framework applicable to Telefónica Argentina. The above-mentioned rules address, among other issues, the requirements to obtain the licenses to render telecommunications services; the conditions to establish tariffs and the providers’ obligations; the technical and economic aspects for interconnection to the networks of different providers; the programs, administration and economic issues of Universal Service; and the principles that will govern the management and control of the radioelectric spectrum. On September 19, 2000, Telefónica Argentina filed a petition against certain specific issues of Decree No. 764/00. There has not yet been a ruling on these issues. As of the date of this Transition Report, the Secretary of Communications has not yet issued the General Rules regarding Restrictive Practices in Competition and Cross-Subsidies mandated by the provisions of Decree No. 264/98.

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

According to our and Telefónica Argentina’s management’s opinion and in the opinion of Telefónica Argentina’s legal counsel, under general administrative law principles applicable to the Transfer Contract and List of Conditions, future tariffs should be fixed at a level which is sufficiently fair to cover service costs so as to preserve a regular, continued and efficient public telephone service supply within the legal framework by which the Transfer Contract is governed. Nevertheless, no assurance can be given that the Argentine government will adopt our position in respect of the effect of the Transfer Contract. If as a result of the renegotiation, future tariffs evolve at a pace well below that established in the Transfer Contract, such tariff regime would have a material adverse effect on Telefónica Argentina’s future financial position and results of operations. As of the date of this Transition Report, our and Telefónica Argentina’s management are unable to foresee the final result of the renegotiation under the Public Emergency Law or when or what tariff regime will be in effect in the future. It is possible that such tariff regime will not maintain the value of Telefónica Argentina’s rates in U.S. dollars or constant pesos over time in accordance with any past and potential future increases in the general price levels. Telefónica Argentina does not know when the renegotiations will be concluded and whether they will be concluded in a manner that would not have a material adverse effect.

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

Although the reductions mentioned in point 1 above and the early reductions referred to in point 2 above are being applied by Telefónica Argentina, the related agreements have not yet been approved by the Ministry of the Economy. As of the date of this Transition Report, the effect of the discount plans implemented has not been established as compared to the rate reduction percentages provided by such agreements, and the Secretary of Communications has not approved how to apply the rate reduction mentioned in point 1.

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

In our and Telefónica Argentina management’s opinion and the opinion of Telefónica Argentina’s legal counsel, the outcome of the issues related to the rate agreements of April 2000 and March 2001 and the lawsuit filed by the Free Consumers Cooperative could affect only the maximum tariffs for future services that Telefónica Argentina is authorized to charge its customers regarding services, areas or customers in which the Argentine government did not declare the existence of effective competition. As of December 31, 2002, these maximum tariffs are determined by applying to tariffs effective as of November 7, 2000, the discounts applied in order to implement the price caps related to November 8, 2000 and November 8, 2001 under the above-mentioned rate agreements.

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

On December 1, 1999, the Secretary of Communications issued Resolution No. 4,269/99, which finally determined the excess revenue amount as Ps.18 million rather than the preliminary amount of Ps.14 million for the two-year period between February 1997 and February 1999, as previously determined by the Secretary of Communications. As Resolution No. 18,968/99 similarly provided, Resolution No. 4,269/99 states that the National Communications Commission will determine the form and time of implementation of the corresponding tariff reduction. Telefónica Argentina has filed an appeal for review and modification of Resolution No. 4,269/99, on the grounds that the calculation method used by the Secretary of Communications to determine the impact of the tariff restructuring established by Decree No. 92/97 is flawed. As of the date of this Transition Report, such appeal has not been resolved.

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

In responding to consumer demand for new line installations and to meet the average waiting time requirement, Telefónica Argentina performed line installations in excess of those required in the List of Conditions. As of December 31, 2002, its backlog of pending applications for service was 13,764 lines.

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

On December 20, 2001, the Ministry of the Economy issued the Carrier Selection Rules for long-distance calls, which require carriers to make their networks and equipment available to provide the selection services within 80 days following the publication of these rules. Accordingly, customers will be able to opt for their long-distance provider by dialing a specific three-digit code number. This new system will co-exist as an alternative for the presubscription provider for the line that originates a long-distance call at the time of making each call. On February 4, 2003, the Ministry of Economy issued Resolution No. 75/03, compelling providers to make available the carrier selection for fixed and mobile services within 120 days. As of the date of this Transition Report, Telefónica Argentina’s networks and equipment are available to provide the selection services, but no operator has asked Telefónica Argentina for interconnection.

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

The Rules for National Interconnection also establish the obligation for Dominant and Significant Power Operators to unbundle their local loops (physical link and its capacity between the carrier’s capacity and the clients’ facilities) and to allow competitors the use them on the basis of technical reasonability. As of the date of this Transition Report, the working group in charge of setting reference rates for this service has not been created.

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

Universal Service Funding

Decree No. 764/00 approved the new Universal Service Rules and Regulations to promote the access to telecommunications services by customers either located in high-cost access or maintenance areas or with physical limitations or special social needs. Such rules and regulations establish that the deficit for the provision of these services will be through a “Universal Service Fund”, to be financed by all telecommunications providers (including Telefónica Argentina) through the payment of 1% of total revenues for telecommunications services, net of any direct tax applicable on them. The regulation adopts a “pay or play” mechanism for compliance with the mandatory contribution to the Universal Service Fund, although it also establishes a mechanism for exemption from contribution for basic telephone service licensees that takes into consideration loss of revenues and market share. Payment of contributions required to be made by service providers may be substituted with the provisions of services, in accordance with any of a number of programs that may be approved by the Secretary of Communications with the participation of the Secretary of Competition, Deregulation and Consumer’s Defense. The obligations in connection with this regulation became effective on January 1, 2001. Nevertheless, as of the date of this Transition Report, the Secretary of Communications has not yet ruled on the mechanism by which we should recover the cost incurred for rendering these services.

C.	Organizational Structure.

As of the date of this Transition Report, our shareholders include three affiliates of Telefónica, which together own 100% of our common stock, representing 97.3% of our total capital stock as follows:

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

The following chart illustrates our corporate structure, reflecting the common shareholders of the group as of the date of this Transition Report.

D.	Property, Plant and Equipment.

Telefónica Argentina’s principal properties consist of transmission plants, including outside plant and trunk lines, and exchange equipment. These properties have historically been and continue to be located throughout the Southern Region, principally in the province of Buenos Aires, but in connection with the recent extension of our service area to the Northern Region, are also located to a lesser extent in that region of Argentina. Of Telefónica Argentina’s net book value of its total outside plant, property and equipment as of December 31, 2002:

•	Telefónica Argentina’s outside plant, including external plant, transmission and switching equipment represented approximately 77.8%;

•	construction in progress, materials and prepayment to vendors represented approximately 4%;

•	land and buildings represented approximately 16.6%; and

•	furniture, cars and office equipment represented approximately 1.6%.

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

As of December 31, 2002, this property had a book value of approximately Ps.632 million (based on net book value at that date), but we had registered property with a book value of approximately Ps.553 million in Telefónica Argentina’s name (in constant pesos as of December 31, 2002).

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

Fixed assets relating to Telefónica Argentina’s telecommunications business were valued calculating their recoverable value on the basis of Telefónica Argentina’s best estimate of future cash flows of its telecommunications business, considering current information and future telephone service rates estimates. Due to the uncertainty as to the outcome of Telefónica Argentina’s tariff renegotiation with the Argentine government, we cannot assure you whether or not the book value of Telefónica Argentina’s fixed assets related to its telecommunications business accounted for as of December 31, 2002 at Ps.5,447 million (amount calculated considering our ownership interest in Telefónica Argentina), will be fully recoverable.

ITEM	5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS.

In addition to the management discussion below, you should carefully read our consolidated financial statements and selected financial data included elsewhere in this Transition Report for additional information about us.

We prepare our financial statements in accordance with Argentine GAAP. Argentine GAAP differ from U.S. GAAP, for example, inflation accounting. See Item 3: “Key Information—Selected Financial Data” and Note 22 to our Consolidated Financial Statements describes that the principal differences between Argentine GAAP and U.S. GAAP that apply to us.

Introduction; Presentation of Financial Information

We are a holding company of Telefónica Argentina, a licensed supplier of wireline public telecommunications, basic telephone and long-distance services in Argentina and we have no operation of our own. Currently, our most significant asset is our equity holding in Telefónica Argentina which on the date of this Transition Report represented 64.83% of Telefónica Argentina’s common stock. Currently, our principal source of cash is cash dividends paid to us by Telefónica Argentina on Telefónica Argentina’s common stock.

Factors Affecting Our Consolidated Results of Operations

Overview

The Argentine economy has been mired in a severe economic recession that began in the second half of 1998. Argentina’s GDP has fallen every year since then, culminating in a decrease of 10.9% in calendar year 2002. In calendar year 2002, the peso was devalued by 237.0% and Argentina experienced a rise in the wholesale price index of 118.2%.

Notwithstanding, during the last calendar quarter of 2002, the exchange rate between the peso and U.S. dollar improved from Ps.3.74 as of September 30, 2002 to Ps.3.37 as of December 31, 2002.

	Twelve-month ended
	December 31		September 30
	2002	2001	2002	2001	2000
Wholesale price index (annual % change)	118.2	(5.3)	121.2	(4.1)	4.4
Consumer price index (annual % change)	41.0	1.5	39.7	(1.1)	(0.7)
Gross domestic product (annual % change)	(10.9)	(4.4)	(13.2)	(2.4)	(0.8)

	Twelve-month ended
	December 31	September 30
	2002	2002(1)
Devaluation (annual % change)	237.0	274.0

(1)	From December 24, 2001 through January 10, 2002, Banco Nación did not publish an official exchange rate due to governmental suspension of the exchange market.

Source:  INDEC, Banco Nación.

Our financial results for the three-month fiscal year ended December 31, 2002 have been positively impacted by the change in the exchange ratio as stated before. Additionally our financial results have been affected by drastic political and economic changes that took place in Argentina in 2002. Because the political and economic environment is currently in flux, the following discussion may not be indicative of our current or future results of operations, liquidity or capital resources and may not contain all of the necessary information to help you understand the information contained in this discussion with results from previous or future periods. In particular, it may be difficult to discern trends from our historical financial statements or in future periods due to the following factors:

•	the volatility of the exchange rate; and

•	the reintroduction of inflation accounting and its subsequent suspension.

Accordingly, the following discussion should be read in conjunction with, and is qualified in its entirety by, the risk factors contained in this Transition Report. The most important factors affecting our results of operations and liquidity were the following:

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

Prior to 2002, the tariffs of Telefónica Argentina were denominated in U.S. dollars and billed to the customer in pesos. The Public Emergency Law abolished dollar-based tariffs and converted all public service tariffs (including Telefónica Argentina’s tariffs) into pesos at a one to one exchange rate.

•	Freezing of Telefónica Argentina’s tariffs

Dollar-denominated tariffs of Telefónica Argentina were semiannually adjusted in line with the U.S. consumer price index. The Public Emergency Law abolished automatic indexation and put a freeze on its tariffs that is still in effect.

•	Devaluation/Appreciation of the peso

The Public Emergency Law eliminated the U.S. dollar–peso parity. Soon after, the Argentine government permitted the peso to float freely against the U.S. dollar with a resulting decline in its value. The devaluation has had a material adverse impact on our and Telefónica Argentina’s results of operations as it was coupled with the pesification and freezing of the tariffs of Telefónica Argentina. During the three-month fiscal year ended December 31, 2002, the exchange rate decreased from Ps. 3.74 as of September 30, 2002 to Ps.3.37 per U.S. dollar. In addition, most of our consolidated indebtedness is U.S. dollar denominated. As a result, we had a net financial gain of Ps.452 million and gains attributable to our exchange difference of foreign currency denominated net liabilities were Ps.599 million, net of the result from the monetary gain/loss of the exposure to inflation.

•	Inflation and Inflation Accounting

During 2002, Argentina experienced inflation of 41.0% and 118.2% measured in terms of the consumer price index and the wholesale price index, respectively. As a result of the high inflation, Argentine GAAP reintroduced inflation accounting. The most important impact of inflation on results was the incorporation into our income statements of the effect of exposure of our monetary assets and liabilities to inflation and the restatement in constant currency of the rest of our income statement accounts. The effect on our balance sheet and our shareholders’ equity was a restatement of our consolidated non-monetary net assets in constant pesos. See “—Inflation Accounting” below.

The pesification and freezing of Telefónica Argentina’s tariffs, devaluation of the peso, inflation and inflation accounting are the main explanations for the variations in our and Telefónica Argentina’s results in 2002 in comparison to 2001. Other factors that adversely affected our results of operations are:

•	Mandatory tariff renegotiation

The Public Emergency Law authorized the Argentine government to renegotiate public service contracts. As a result of the need to renegotiate with the Argentine government future tariffs, the amount of future telecommunications service revenues and net cash flows cannot be predicted with certainty. As of December 31, 2002, the recoverability of the amount booked in fixed assets corresponding to the telecommunications business and the minimum presumed income tax credit of Telefónica Argentina, amounting to Ps.5,447 million and Ps.31 million, respectively, calculated considering our ownership interest in Telefónica Argentina, and the booked amounts of goodwill related to our investment in Telefónica Argentina as of December 31, 2002 of Ps.343 million, may be affected by the outcome of the tariff renegotiation and the resulting impact on Telefónica Argentina’s and our operations and cash flows. See Item 3: “Key Information—Risk Factors.”

•	Elimination of access to financing

As a result of the changes in Argentina, companies operating in Argentina have no access to either local or international financing. Telefónica Argentina was able to extend the maturity on most of its debt that became due in 2002 but we and Telefónica Argentina continue to face uncertainties in the ability to roll over our and its short-term debt and to refinance other debt that becomes due in 2004. See “—Liquidity and Capital Resources” below .

•	Recession and unemployment

The current recession, unemployment and underemployment, coupled with the rise of inflation in 2002 has led to a reduction of wages in real terms and a reduction in disposable income of all class sectors of the Argentine population that has resulted in a decrease in the number of clients that use Telefónica Argentina’s services and in a reduction on the usage per telephone line. In the three-month period ended December 31, 2002, Telefónica Argentina’s lines in service were reduced by 140,000 due to service disconnections. In the three-month fiscal year ended December 31, 2002, Telefónica Argentina also experienced a decrease in long-distance traffic of 7% in comparison to the three-month period ended December 31, 2001.

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

•	Debt refinancing and cash management

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

Even though Telefónica Argentina took the measures mentioned above to mitigate the effects of the changes to its business, the future for it and our company remains highly uncertain in Argentina. As of December 31, 2002, our consolidated current assets in foreign currency are lower than our consolidated current liabilities in foreign currency by U.S.$979 million and it is uncertain whether Telefónica Argentina or we will be able to obtain refinancing or additional credit lines to be able to pay our current debt. Our independent auditors have noted in their Audit Report that Telefónica Argentina’s and our ability to pay our debts and the potential adverse effect of the outcome of Telefónica Argentina’s pending tariff negotiation with the Argentine government, give rise to a substantial doubt about Telefónica Argentina’s and our ability to continue as a going concern. Our consolidated financial statements as of December 31, 2002 do not include any adjustments or reclassifications that might result from the outcome of these uncertainties. Our independent auditors have stated that the amount booked in fixed assets corresponding to the telecommunications business and the minimum presumed income tax credit of Telefónica Argentina amounting to Ps.5,447 million and Ps. 31 million, respectively, (amounts calculated considering our ownership interest in Telefónica Argentina) and the booked amounts of goodwill related to our investment in Telefónica Argentina as of December 31, 2002 of Ps.343 million may be negatively affected by the outcome of Telefónica Argentina’s tariff renegotiation and the resulting impact on its operations and cash flows. See also “Risk Factors” and the notes to our Consolidated Financial Statements.

Effects on Our Results of Operations and Liquidity in Future Periods

The situation in Argentina remains highly volatile. Although there were macroeconomic improvements in Argentina during the last quarter of 2002, including slight wholesale price index deflation and increases in the value of the peso against the U.S. dollar, we continue to operate in a very difficult and volatile environment. In particular, we expect that the following circumstances may have a material effect on our results of operations in future periods:

•	the uncertainty generated by our need to roll over our and Telefónica Argentina’s current liabilities and to continue obtaining waivers from our respective creditors especially in light of the fact that we received no dividends in calendar year 2002 and we will not receive any dividends in 2003;

•	the necessity of refinancing our and Telefónica Argentina’s debt that will become due in 2004;

•	the outcome of the renegotiations by Telefónica Argentina of its tariffs with the Argentine government;

•	how the new government will regulate Telefónica Argentina’s tariffs;

•	the outcome of the Telefónica Argentina’s debt renegotiation plan. See “B. Liquidity and Capital Resources—Our Debt Renegotiation Strategy”; and

•	the macroeconomic situation in Argentina, including inflation, devaluation and unemployment.

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

Inflation Accounting

As a result of the new inflationary environment in Argentina (there was an increase in the applicable index for restatement of financial statements (wholesale prices) of 118.2% in the period January through December 31, 2002 and the conditions created by the Public Emergency Law, the CPCECABA approved on March 6, 2002, Resolution Mesa Directiva (“MD”) No. 3/2002 applicable to financial statements for fiscal years or interim periods ending on or after March 31, 2002. Resolution MD No. 3/2002 required the reinstatement of inflation accounting in financial statements in accordance with the guidelines contained in Technical Resolution No. 6 with the changes recently incorporated by Technical Resolution No. 19 issued by the FACPCE and adopted by Resolution Consejo Directivo (“CD”) No. 262/01 of the CPCECABA. As a result of this change, all recorded amounts had to be restated by changes in the general purchasing power through August 31, 1995, as well as those arising between that date and December 31, 2001 be stated in currency as of December 31, 2001.

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

In accordance with the above, our financial statements for the three-month fiscal year ended December 31, 2002 and the three-month period ended December 31, 2001, the fiscal years ended September 30, 2002, 2001 and 2000 have been prepared in constant pesos (restated according to the changes in the Argentine wholesale price index published by the INDEC) in compliance with the mentioned accounting standards and the regulations issued by the Argentine government and the CNV.

Financial statements for prior years presented herein have been restated for comparative purposes to reflect inflation during the three-month fiscal year ended December 31, 2002. On March 25, 2003, Decree 664/03 rescinded the requirement that financial statements be prepared in constant currency. On April 8, 2003 the CNV issued Resolution 441/03 discontinuing inflation accounting as of March 1, 2003.

According to accounting rules applied by Telefónica for purposes of its financial reporting, Argentina has not qualified during 2002 as a highly inflationary economy. Telefónica incorporates, for consolidation purposes, our balances without computing any inflation adjustments for the fiscal year ended December 31, 2002. In line with this, and for our own U.S. GAAP reconciliation, we have elected not to use the alternative of maintaining the 2002 inflation adjustment that the Securities and Exchange Commission permits for countries such as Argentina where local GAAP continues to require price-level adjustments. Therefore, we have included in our U.S. GAAP reconciliation an item eliminating the effect of the restatement computed under Argentine GAAP for inflation during the three-month fiscal year ended December 31, 2002.

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

As it is our policy to present our interest in income (loss) from companies in which we have control or joint control and taking into account the effects of the Reorganization Transactions described in Item 4: “Information on the Company”, the income statements for the three-month fiscal year ended December 31, 2002 and the three-month period ended December 31, 2001 include:

•	the income (loss) from the businesses that were spun off, either from Telefónica Argentina, or from companies over which Telefónica Argentina exercised control or joint control until the spin-off; in the line “Net income (loss) from spun-off businesses”;

•	the income (loss) from businesses merged into Telefónica Argentina belonging to companies in which Telefónica Argentina had control or joint control before the merger described in Item 4: “Information on the Company” for years prior to such merger, incorporated line-by-line; and

•	the income (loss) from the interests of Telefónica Argentina held in E-Commerce Latina S.A. in “Income (loss) from long-term investments”, is not incorporated line by line because in our management’s opinion the income from this company is not material to our income (loss).

We have not applied this policy to balance sheet figures corresponding to 1999 and 1998. We present these figures as originally reported in previous reports on Form 20-F. See Note 2.4 to the Consolidated Financial Statements.

Critical Accounting Policies

This operating financial review and prospects is based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in Argentina. (See Note 2.4 to the Consolidated Financial Statements). The preparation of financial statements in accordance with Argentine GAAP requires our management to make estimates. Ultimate results could differ from those estimated if our estimates or assumptions used in those estimates do not actually occur.

We believe the following represents our critical accounting policies. Our accounting policies are more fully described in Notes 2, 8, 10 and 15 to our financial statements. The most critical accounting policies adopted in preparing the Consolidated Annual Financial Statements according to Argentine GAAP relate to:

•	the effect of the assumption that we will continue as a going concern on the valuation and classification of assets and liabilities;

•	the assumption that neither Telefónica Argentina nor we will default in the payment of its or our debt, with regard to the classification of our noncurrent debt; and

•	the appropriateness of depreciable lives for each category of fixed assets.

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

•	the evaluation of fixed assets and finite life intangibles for impairment whenever indicators of impairment exist.

Argentine GAAP require that the recorded value of assets be evaluated for impairment against its recoverable value which for a long lived asset is generally defined as its economic use value. U.S. GAAP accounting standards require that, if an impairment indicator is present, we must assess whether the carrying amount of the asset is unrecoverable by estimating the sum of the future cash inflows less the future cash outflows is expected to be necessary to obtain those inflows expected to result from the asset, undiscounted and without interest charges. If the carrying amount is less than the recoverable amount, an impairment charge must be recognized, based on the fair value of the asset. We use the expected cash flows method for tariff projections. We believe that the accounting estimate related to asset impairment is a “critical accounting estimate” because: (1) it requires our management to make assumptions about future revenues (including different projections) and costs over the life of the asset; and (2) the impact of recognizing an impairment could be material to our financial position, as well as our results of operations. Our assumptions about future revenues require significant judgment because actual revenues have fluctuated in the past and may continue to do so especially due to the pending tariff renegotiation.

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

We have estimated based on current assumptions that the carrying amount of our fixed assets for the telecommunications business of Ps.5,447 million (amount calculated considering our ownership interest (64.83%) in Telefónica Argentina) and tax on minimum presumed income of Ps.31 million (amount considering our ownership interest in Telefónica Argentina) as of December 31, 2002 booked under Argentine GAAP are fully recoverable under the provisions for valuation of long-lived assets, which is based on our current estimates of future cash flows within the scope of the Transfer Contract;

•	the creation of reserves for contingencies assessed as likely by us, based on our estimates and the opinion of legal counsel (see Note 13 to the Consolidated Financial Statements with respect to unreserved contingencies);

•	the creation of allowances, amounting to Ps.401 million out of Ps.471 million past-due receivables, based on our estimates of possible future collection terms and conditions;

•	we have made certain assumptions with respect to debt obligations, tax credits and accounts receivable with all levels of government in Argentina (federal, provincial and municipal governments and governmental agencies) that they will be honored (giving effect to timing of payment) either through collection or by delivery of alternative instruments, or by set off against taxes owed or future taxes payable. See Notes 2 and 15 to our Consolidated Financial Statements. Note 15 describes the characteristics of the Patriotic Bonds. Since January 2003, the bids for the Patriotic Bonds have begun, and to date the result of the bids has not had a negative impact on us; and

•	we believe that the accounting estimate related to establishing tax valuation allowances is a “critical accounting estimate” because: (1) it requires our management to make assessments about the timing of future events, including the probability of expected future taxable income and available tax planning opportunities and the assessment of positive and negative evidence, and (2) the impact of changes in actual performance versus these estimates on the realization of tax benefit as reported in our results of operations could be material. Our assumptions require significant judgment because actual performance has fluctuated in the past and may continue to do so as mentioned elsewhere.

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

The financial statements include the effects derived from the economic and exchange regulations known as of the date of issuance of such financial statements. All the estimates made by our management have been calculated taking into account the above mentioned effects. The effects of additional economic regulations that could be implemented by the Argentine government will be considered in the financial statements when they became known by our managements. See Note 22 to the Consolidated Annual Financial Statements.

New Accounting Pronouncements under U.S. GAAP

(1)	Goodwill and Other Intangible Assets

In June 2001, the Financial Accounting Standards Board (“FASB”) has issued Statement of Financial Accounting Standards (“SFAS”) 142, “Goodwill and Other Intangible Assets”. The provisions of SFAS 142 are required to be applied starting with the fiscal years beginning after December 15, 2001. SFAS 142 requires that only intangible assets with a finite useful life are amortized, and that intangible assets with indefinite useful lives and goodwill are not amortized, but be recognized at fair value and tested for impairment, respectively. In the opinion of our management, adoption of SFAS 142 has not had a material effect on our net income or shareholders’ equity under U.S. GAAP.

(2)	Accounting for Asset Retirement Obligations

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

(3)	Accounting for Impairment and Disposal of Certain Assets

In August 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment and Disposal of Certain Assets”, which supercedes SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of”, and certain provisions of Accounting Principles Board Opinion No. 30, “Reporting Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions”. SFAS No. 144 requires that long-lived assets to be disposed of by sale, including discontinued operations, be measured at the lower of the carrying amount or fair value less to cost to sell, whether reported in continuing operations or in 54 discontinued operations. SFAS No. 144 also broadens the reporting requirements of discontinued operations to include all components of an entity that have operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity. The provisions of SFAS No. 144 are effective for fiscal years beginning after December 15, 2001.

(4)	Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections

In April 2002, the FASB issued SFAS No. 145, “Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections”. SFAS No. 145 rescinds SFAS No. 4, “Reporting Gains and Losses from Extinguishment of Debt”, SFAS No. 64, “Extinguishments of Debt made to Satisfy Sinking Fund Requirements”, and SFAS No. 44, “Accounting for Intangible Assets of Motor Carriers”. The statement also amends SFAS No. 13, “Accounting for Leases”, to eliminate certain inconsistencies within that statement. SFAS No. 145 also makes certain technical corrections or clarifications to other authoritative pronouncements. Certain provisions of SFAS No. 145 are effective for transactions occurring after or financial statements issued after May 15, 2002.

(5)	Accounting for Costs Associated with Exit or Disposal Activities

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

(6)	Accounting for Stock-Based Compensation

In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure—An Amendment of SFAS Statement No. 123”. SFAS No. 148 amends SFAS No. 123, “Accounting for Stock-Based Compensation”, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation.

In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results.

(7)	Guarantor’s Accounting and Disclosure Requirements for Guarantees

In November 2002, the FASB issued Interpretation No. 45, “ Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”. Interpretation No. 45 elaborates on the existing disclosure requirements for most guarantees, including loan guarantees such as standby letters of credit. It also clarifies that at the time a company issues a guarantee, the company must recognize an initial liability for the fair value, or market value, of the obligations it assumes under that guarantee and must disclose that information in its interim and annual financial statements. The initial recognition and initial measurements of provisions of Interpretation No. 45 apply on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements in the Interpretation are effective for financial statements of interim or annual periods ending after December 15, 2002.

(8)	Consolidation of Variable Interest Entities

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

(9)	In April 2003, the FASB issued Statement SFAS No. 149, “Amendments of Statement 133 on Derivative Instruments and Hedging Activities”. SFAS No. 149 (1) clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative discussed in paragraph 6(b) of Statement 133, (2) clarifies when a derivative contains a financing component, (3) amends the definition of an underlying to conform it to language used in FASB Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, and (4) amends certain other existing pronouncements. SFAS No. 149 will be effective for contracts entered into or modified after June 30, 2003. We are presently evaluating the effect of adoption.

(10)	In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”. SFAS 150 clarifies the accounting for certain financial instruments with characteristics of both liabilities and equity and requires that those instruments be classified as liabilities in statements of financial position. Previously, many of those financial instruments were classified as equity. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003 and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. We are presently evaluating the effect of adoption.

In the opinion of our management the adoption of provisions of the rules described in (1) to (8) will not have a material effect on our net income or shareholders’ equity under U.S. GAAP.

New Accounting Principles under Argentine GAAP Applied.

Note 2.4 of the Consolidated Financial Statements describes certain changes to Argentine GAAP applicable to us.

Therefore, our financial statements have been prepared in accordance with the accounting principles approved by CPCECABA, as subsequently adopted by the CNV. See Notes 2.2. and 2.10. to our Consolidated Financial Statements

The application of the new standards in accordance with Resolution No. 434 of CNV gave rise to changes in valuation and presentation criteria, which have been applied by us, our controlled companies and related company, as detailed below:

(a)	Changes in valuation criteria

1.	Accounting measurement of certain receivables and payables at their discounted value

RT No. 17 establishes that certain monetary assets and liabilities are to be measured based on the calculation of their discounted value using the rate applicable at the time of initial measurement, unless we intend, and it is feasible to, dispose of our assets or advance settlement of our liabilities. The cumulative effect of the application of this new principle on shareholders’ equity at the beginning of the three-month fiscal year ended December 31, 2002 is not material.

The effect of this standard on the amounts presented in comparative information (see Note 2.3. to our Consolidated Financial Statement) has not been significant.

2.	Derivative financial instruments

RT No. 20, which was not effective as of December 31, 2002, and will be applied as from January 1, 2003, sets forth the specific valuation and disclosure criteria to be applied to derivative financial instruments and hedging transactions. According to this standard, hedging derivative instruments must be disclosed in the financial statements as either assets or liabilities at their fair value as of the date of the measurement. Should the derivative instrument be intended to cover cash flow risks, the variation in fair value must be charged, according to the amendment introduced by the CPCECABA, to a specific account “Temporary differences in the measurement of derivative instruments intended as effective coverage” in the balance sheet and subsequently charged to the statement of operations for the period once the assets or liabilities covered have an impact on the income/loss for such period. If, instead, the derivative instrument were to protect the risk against changes in fair value, any variation in fair value must be directly charged to the statement of operations for the period. In both cases, the non-effective coverage portion of derivative financial instruments must be directly charged to the statement of operations for the period at the time such condition is known. The transition rule for the initial application sets forth that the difference between the previous measurement and that resulting from this new rule to determine the valuation of the instruments not designated as for hedging purposes, as well as those with no effective hedging coverage as defined in the standard, should be charged to the balance of “Unappropriated retained earnings/losses” at the beginning of the fiscal year in which this standard applies for the first time. This rule standard has been implemented prospectively as to January 1, 2003, as required by the transition rule.

On February 18, 2003, we issued our financial statements as of December 31, 2002 and 2001 and for the three-month fiscal year ended December 31, 2002 and for the three-month period ended December 31, 2001, which had been prepared not applying the new professional accounting principles mentioned in note 2.4. to our Consolidated Financial Statements, because we had opted not to early adopt the new principles, as provided by the rules of the CNV. Consequently, to the aforementioned date we were not able to quantify the final effect of the new principles on its above-mentioned consolidated financial statements.

As of the date of issuance of this Transition Report on Form 20-F, we have concluded the analysis of the effect of the application of the new principles and, consequently, as described in Note 2.4. to our Consolidated Financial Statements, these financial statements have been prepared in accordance with Argentine GAAP applicable to consolidated financial statements in accordance with the requirements of the CNV, giving effect to the new professional accounting principles to all the periods there covered for comparative purposes. Therefore, the consolidated financial statements as of and for the three-month period ended December 31, 2001 and for the fiscal years ended September 30, 2002, 2001 and 2000 were restated by us to give effect to those principle modifications mandatory as of December 31, 2002.

3.	Deferred tax

In the past, we determined our income tax expenses, in the event there was taxable income, by applying the current 35% tax rate on the taxable income as of year-end without considering the effect of temporary differences between net and taxable income.

RT No. 17 sets forth that income tax amounts should be booked by application of the deferred tax method, recognizing the effects of temporary differences. (See Note 2.5.k to our Consolidated Financial Statement).

The cumulative effect on shareholders’ equity at the beginning of the year ended September 30, 2000 arising from the application of this new standard resulted in the recognition of net deferred tax liabilities of Ps.26 million.

(b)	Changes in presentation criteria

1.	Preferred capital stock

As of the issuance date of our preferred stock, there were no specific accounting principles ruling the accounting of redeemable preferred stock. Therefore, we decided to disclose such preferred stock in our statement of changes in shareholders’ equity at their nominal value adjusted to their redemption value in accordance with its issuance conditions (see Note 5 to our Consolidated Financial Statements)

RT No. 17 sets forth as a specific rule that redeemable preferred stock is part of liabilities when its issuance conditions, directly or indirectly, require that the issuer redeems them for a determined or determinable amount, on a fixed or determinable date.

Based on the issuance conditions of our preferred stock and on their current status, we have concluded that the preferred capital stock have not met the conditions mentioned above and that therefore they are a part of our shareholder’s equity.

2.	Goodwill on investment in Telefónica Argentina

According to the RT No. 19, as of December 31, 2002 and 2001 and September 30, 2002, we present the goodwill on our investment in Telefónica Argentina in a specific line of the consolidated balance sheet segregated from the line “Intangible assets and deferred charges”. The corresponding depreciation is disclosed in the consolidated statement of operations under the line “Depreciation of goodwill on investment in Telefónica”.

A.    Operating Results.

Comparison of Results of Operations for the Three-Month Fiscal Year Ended December 31, 2002 and the Three-Month Period Ended December 31, 2001

General Considerations

All references made below to 2002 and 2001 are to our audited three-month fiscal year ended December 31, 2002 and the unaudited three-month period ended December 31, 2001. The following discussion is based on the restated amounts included in the Consolidated Financial Statements (in constant pesos of December 31, 2002). Such amounts have been restated in accordance with Argentine GAAP to reflect the impact of the Reorganization Transactions. See Item 3: “Key Information—Selected Financial Data”. For a discussion of the manner in which Telefónica Argentina charges its customers for the different services, see Item 4: “Information on the Company—Business Overview.”

Statistical Data

The following table provides basic information relating to the development of our domestic telephone system.

	Operating Data as of
	December 31, 2002	December 31, 2001
Lines installed	4,888,902	4,876,264
Lines in service	4,419,162	4,556,297
Lines in service per 100 (Southern Region)	23.8	24.5
Lines in service per employee	491.1	484.2
Percentage of lines connected to exchanges	100%	100%
Public telephones installed	101,552	122,665

Net Revenues

Total net revenues were Ps.620 million in 2002, a 56% or Ps.794 million decrease from Ps.1,414 million in 2001. Our net revenues were affected by the pesification and freezing of Telefónica Argentina’s tariffs.

Operating revenues presented by category of services in this Transition Report are derived from our accounting records, certain reports from our billing systems and certain estimates made by our management. This breakdown is not included in our Consolidated Financial Statements.

The following table shows operating revenues by category of services net of any intercompany transactions.

	December 31, 2002	December 31, 2001
	(In millions of constant pesos as of December 31, 2002)
Basic Telephone Service
Measured service	186	432
Monthly basic charges(1)	156	373
Special services	72	154
Installation charges	5	25
Public phones	41	92
Access charges	46	127
International long-distance service	23	74
Telephone equipment	2	17
Publishing of telephone directories	38	33
Other	51	87

Total	620	1,414

(1)	Includes monthly basic charges and charges for supplemental services.

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

Measured service decreased by 56.9% to Ps.186 million in 2002 from Ps.432 million in 2001. In 2002, the decrease was due principally to: (i) a decrease in rates measured in real terms by approximately 55% as a result of the pesification and freezing of the rates at a rate per telephone pulse of Ps.0.0469 in both 2002 and 2001 in a highly inflationary environment, partially offset by an average decrease in commercial and low consumption discounts in 2002 compared to 2001; and (ii) a decrease in average local and domestic long-distance traffic per line by 4% as a result of the recession. These effects were partially offset by an increase in the average number of billable lines (fixed charge lines) due to an approximately 4.3% net increase in the number of local and domestic long-distance lines (which includes increases and decreases of long-distance lines as a result of the implementation of the pre-subscription process).

Monthly Basic Charges

Monthly basic charges, which include the monthly basic charges of measured services lines and prepaid lines, decreased by 58.2% to Ps.156 million in 2002 from Ps.373 million in 2001. In 2002 the decrease was mainly due to a rate reduction in real terms of close to 55% as a result of the effect of the pesification and freezing of the tariffs in a highly inflationary environment, partially offset by a reduction in discounts granted to customers. In addition, there were increases in the number of customers who were disconnected in 2002, mainly for non-payment.

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

Special services decreased by 53.2% to Ps.72 million in 2002 from Ps.154 million in 2001. The changes in 2002 were principally due to a drop in prices in real terms that have affected the digital trunk access, collect call charges, prepaid cards and internet access and traffic services. Rates paid by customers for most of these services were pesified as a result of the Public Emergency Law but as they are not regulated tariffs, they were not frozen. Traffic minutes associated with internet access decreased approximately 12.7% to 1,347 million minutes in 2002 from 1,537 million minutes in 2001. Furthermore, during 2002 there was an increase of 12.6% in consumption from the sale of prepaid cards that did not fully compensate the rate reduction in real terms. Such growth was offset by a decline in digital trunk access services mainly due to the granting of greater commercial discounts on basic rates and metered services.

Installation Charges

Revenues from installation charges, which consist primarily of fees for installation of new phone lines, decreased by 80.0% to Ps.5 million in 2002 from Ps.25 million in 2001. The change was principally due to a decrease in the number of basic telephone lines installed during 2002 as compared to 2001, a decrease in prices in real terms considering the pesification and freezing of Telefónica Argentina’s tariffs.

Public Phones

Revenues for public phones decreased by 55.4% to Ps.41 million in 2002 from Ps.92 million in 2001. In 2002, the decrease was mainly due to: (1) a drop in prices in real terms; (2) a lower average demand from pay-phones operated by third parties of approximately 5%; (3) a reduction of 25% in the number of semi-public lines installed; (4) a decrease by 6% and 13% in public telephones installed and traffic, respectively; and (5) the pesification and freezing of our tariffs.

Access Charges

Access charges decreased by 63.8% to Ps.46 million in 2002 from Ps.127 million in 2001. In 2002, the variation was mainly due to: (i) a decrease in rates in real terms as a result of inflation, the price cap and the pesification of these charges and (ii) a decrease in the consumption of interconnection services by cellular telephone and long-distance operators.

International Long-Distance Service

International long-distance service revenues decreased 68.9% to Ps.23 million in 2002 from Ps.74 million in 2001. This change in 2002 was mainly due to a reduction of rates in real terms, partially offset by a decrease in discounts granted. The impact of the pesification and freezing of our rates and the devaluation of the peso raised the cost of termination charges to foreign carriers, which are in U.S. dollars. Likewise, there was a reduction in incoming and outgoing traffic with other international operators of approximately 23% and 27%, respectively.

Our amount of operating revenues from international long-distance service depend on the volume of traffic, the rates charged to our customers, charges to the other Argentine telecommunications providers that place international calls through our international network, and the agreed rates charged among foreign telecommunications carriers and correspondents. Payments between carriers are usually made on a net settlement basis. The contribution of net settlements from foreign telecommunications carriers to our total revenues from international services was approximately 63% and 10% for fiscal years ended 2002 and 2001.

Telephone Equipment

Telephone equipment revenues decreased by 88.2% to Ps.2 million in 2002 from Ps.17 million. In 2002 the change was due to a significant reduction of sales and sale prices in real terms. As a result of the recession, we have de-emphasized this market segment.

Publishing of Telephone Directories Yellow Pages

Publishing of telephone directories, which Telefónica Argentina conducts through its wholly owned subsidiary, Telinver, increased by 15.2% to Ps.38 million in 2002 from Ps.33 million. Revenues from the publishing of telephone directories consist primarily of advertising sales.

Other Revenues

Other revenues decreased by 41.4% to Ps.51 million in 2002 from Ps.87 million in 2001. This variation was mainly due to a reduction in revenues from direct lines of Ps. 18 million as a result of lower rates in real terms, a decrease in services provided to related companies of Ps.42 million and a decrease in retail sales of Ps.15 million.

Cost of Services Provided, Administrative, Selling Expenses and Depreciation of Goodwill in Investment Companies

Cost of services provided, administrative and selling expenses and depreciation of goodwill in investment companies decreased by 48.5% to Ps.673 million in 2002 from Ps.1,307 million in 2001. Costs of services provided, administrative and selling expenses, excluding depreciation and amortization, amounted to Ps.354 million in 2002 and Ps.938 million in 2001, representing a decrease of 62%. In 2002 we made a concerted effort to reduce our expenses in line with our reduced revenues.

The following table shows the breakdown of expenses, net of intercompany transactions.

	December 31, 2002	December 31, 2001
	(in millions of constant pesos as of December 31, 2002)
Salaries, social security taxes and other personnel expenses	87	194
Depreciation and amortization(1)	319	369
Fees and payments for services	119	300
Material consumption and other	14	33
Management fee	23	44
Allowance for doubtful accounts	27	266
Sales costs	29	19
Other	55	82

Total	673	1,307

(1)	Excluding the portion corresponding to financial expenses.

Salaries, Social Security Taxes and Other Personnel Expenses

Salaries, social security taxes and other personnel expenses decreased by 55.2% to Ps.87 million in 2002 from Ps.194 million in 2001. In 2002, the variation was mainly due to: (i) a drop in real terms in salaries during 2002 as compared to 2001 and excluding Telinver (ii) a personnel reduction in Telefónica Argentina from 9,410 in 2001 to 8,998 in 2002.

Depreciation and Amortization

Total depreciation and amortization decreased by 13.6% to Ps.319 million in 2002 from Ps.369 in 2001. In 2002 the change was principally due to the amortization of the net book value of goodwill related to Telefónica Argentina internet business as of December 31, 2002 and to the completion of works in progress after September 30, 2001, the depreciation of which started as of such date which was partially offset by the effect of assets that are no longer depreciated.

Fees and Payments for Services

Fees and payments for services decreased by 60.3% to Ps.119 million in 2002 from Ps.300 million in 2001. In 2002, the variation was basically generated by a reduction in service costs in real terms and a decrease in the use of these services due to Argentina’s economic crisis, principally:

•	declines in advisory and consulting expenses by Ps.15 million, services related to information systems of Ps.12 million, sales commissions by Ps.13 million, costs related to affiliated companies by Ps.8 million and temporary personnel costs by Ps.2 million;

•	decreases in interconnection charges with other operators by Ps.42 million due to a decrease of consumption and rates (in real terms) and lower access costs in the northern region for Ps.1 million;

•	decreases in expenses related to building renovation incurred during 2001 by Ps.4 million and other network maintenance costs for Ps.8 million;

•	elimination in 2002 of the reduction in social security tax (UIT);

•	decreases in advertising expenses by Ps.46 million mainly related to the completion of certain advertising campaigns carried out mainly in 2001; and

•	traveling, safety and communications expenses by Ps.9 million.

The principal components of labor costs were basic wages, overtime and fringe benefits. We also incurred certain other related costs, including contributions made to the national pension plan, health plans, family allowances and additional pension contributions and life insurance premiums for employees covered by collective bargaining agreements. Most of these contributions are mandated by law.

Material Consumption and Other

Material consumption and other decreased Ps.19 million to Ps.14 million in 2002 from Ps.33 million in 2001. This variation in 2002 is primarily the result of lower consumption of certain materials resulting from the decrease in business activity.

Management Fee

The decrease in the management fee of by 47.7% to Ps.23 million in 2002 from Ps.44 million in 2001 was mainly due to the decrease in real terms in the operating income before amortization and depreciation of Ps.266 in 2002 from Ps.478 in 2001. See Item 4: “Information on the Company—Business Overview—Management Fee” for a description of the management fee.

Allowance for Doubtful Accounts

The charge to the allowance for doubtful accounts decreased 89.8% to Ps.27 million in 2002 from Ps.266 million in 2001. The charge in 2002 as a percentage of net revenues was 4% as compared to 19% in 2001. The relative decrease was due to a larger allowance for overdue accounts in fiscal 2002, as certain customer categories were particularly affected by the economic crisis in the country.

Sales Costs

Sales costs primarily related to the equipment sold increased by 52.6% to Ps.29 million in 2002 from Ps.19 million in 2001.

Other

The charge to income of other operating costs decreased by 32.9% to Ps.55 million in 2002 from Ps.82 million in 2001. In 2002, the variation was mainly due to the decrease in costs in real terms, particularly in: (i) taxes by Ps.9 million, (ii) transportation costs by Ps.3 million, (iii) allowance for low inventory-turnover by Ps.1 million, since it was booked in 2001. These effects were offset by the charge of tax on checking accounts credits and debits beginning in 2001, which was presented under unusual items in 2001 and was presented in operating costs (administrative expenses) in 2002.

Other Expenses, Net

Other expenses, net decreased 1.9% to Ps.51 million in 2002 from Ps.52 million in 2001. The decrease in 2002 is mainly due to a decrease in charges in real terms. Most of the variation is due to employee termination costs of Ps.30 million and a decrease in fixed assets retirements by Ps.18 million. In addition, the charges for contingencies in 2002 increased by Ps.17 million.

Financial Gains and Losses

Consolidated net financial gain/losses amounted to a gain of Ps.452 million in 2002 and a loss of Ps.90 million in 2001. In 2002, financial income generated by assets increased to a gain of Ps.45 million from a gain of Ps.15 million in 2001. In 2002, the variation of the net financial gain/losses was mainly due to the impact of the appreciation of the peso on the net monetary position in foreign currency, which, net of the result from the monetary gain/loss, amounted to a gain of Ps.599 million. In addition, for 2001 the increase in the amount of interest from higher interest rates and the rate of exchange, in those cases in which interest was payable in a foreign currency, led to an increased loss of Ps.105 million, net of monetary gain/loss and a loss from the exposure to inflation of monetary assets and liabilities in pesos of Ps.36 million.

Income/(Loss) Before Income Tax and Minority Interest

Income/(loss) before income tax and minority interest increased to an income of Ps.349 million in 2002 from a loss of Ps.44 million in 2001. In 2002, the variation was mainly due to the increase by Ps.302 million of the net financial gain due mainly to the appreciation of the peso and the net effect of the adjustment for inflation.

Net (loss)/Income

We had a net income of Ps.249 million in 2002 and a net loss of Ps.200 million in 2001.

Comparison of Results of Operations for the Years Ended September 30, 2002, 2001 and 2000

General Considerations

All references made below to 2002, 2001 and 2000 are to our fiscal years ended September 30, 2002, 2001 and 2000. The following discussion is based on the inflation adjusted amounts in constant pesos as of December 31, 2002.

Net Revenues

Total net revenues were Ps.3,832 million in 2002, a 37% or Ps.2,280 million decrease from Ps.6,112 million in 2001. Net revenues decreased by 5% or Ps.341 million in 2001 from Ps.6,453 million in 2000. Our net revenues were affected by the pesification and freezing of Telefónica Argentina’s tariffs.

Operating revenues presented by category of services in this Transition Report are derived from our accounting records, certain reports from our billing systems and certain estimates made by our management. This breakdown is not included in our Consolidated Annual Financial Statements.

The following table shows operating revenues in millions of constant pesos as of December 31, 2002 by category of services for the year ended September 30, 2002, 2001 and 2000, net of any intercompany transactions.

	September 30, 2002	September 30, 2001	September 30, 2000
	(in millions of constant pesos as of December 31, 2002)
Basic Telephone Service
Measured service	1,163	1,785	2,079
Monthly basic charges(1)	1,034	1,482	1,525
Special services	450	652	556
Installation charges	61	122	160
Public phones	281	491	526
Access charges	327	680	656
International long-distance service	144	310	410
Telephone equipment	35	181	122
Publishing of telephone directories	59	117	166
Other	278	292	253

Total	3,832	6,112	6,453

(1)	Includes monthly basic charges and charges for supplemental services.

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

Measured service decreased by 34.8% to Ps.1,163 million in 2002 from Ps.1,785 million in 2001. Measured service also decreased by 14.1% in 2001 from Ps.2,079 million in 2000. In 2002, the decrease was due principally to: (1) a decrease in rates measured in real terms by approximately 28% as a result of the pesification and freezing of the rates at a rate per telephone pulse of Ps.0.0469 in both 2002 and 2001 in a highly inflationary environment, partially offset by an average decrease in commercial and low consumption discounts in 2002 compared to 2001; and (2) a decrease in average local and domestic long-distance traffic per line by 15.3% as a result of the recession; (3) a decrease in the average number of billable lines of measured service by 10%. See Item 4: “Information on the Company—Business Overview—Competition—Domestic Long-Distance Service”.

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

Monthly Basic Charges

Monthly basic charges, which include the monthly basic charges of measured service lines and prepaid lines, decreased by 30.2% to Ps.1,034 million in 2002 from Ps.1,482 million in 2001 and decreased by 2.8% in 2001 from Ps.1,525 million in 2000. In 2002, the decrease was mainly due to a rate reduction in real terms of close to 28% as a result of the effect of the pesification and freezing of the tariffs in a highly inflationary environment, partially offset by a reduction in discounts granted to customers. In addition, there were increases in the number of customers who were disconnected in 2002, mainly for non-payment. In 2001, the decrease was principally due to discounts granted and a decrease in effective rates. These discounts, which were applied since March 2000, include a 19.5% discount to certain commercial and government sector customers.

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

Special services decreased by 31.0% to Ps.450 million in 2002 from Ps.652 million in 2001 and increased by 17.2% to Ps.652 million in 2001 from Ps.556 million in 2000. The changes in 2002 were principally due to a drop in prices in real terms that have affected the digital trunk access, collect call charges, prepaid cards and internet access and traffic services. Rates paid by customers for most of these services were pesified as a result of the Public Emergency Law but as they are not regulated tariffs, they were not frozen. Internet traffic with internet access decreased approximately 22.8% to 5,640 million minutes in 2002 from 7,307 million minutes in 2001 and increased approximately 39.4% from 5,242 million in 2000. Furthermore, during 2002 there was an increase of 8% in consumption from the sale of prepaid cards that did not fully compensate the rate reduction in real terms. The changes in 2001 were principally caused by increases in revenues from internet usage in 2001 as compared to the previous fiscal year. Internet traffic increased 39.4% to Ps.7,307 million minutes in 2001 from Ps.5,242 million in 2000. Additionally, in 2001 the use of prepaid calling cards increased. Such growth was offset by a decline in digital trunk access services mainly due to the granting of greater commercial discounts on basic rates and metered services.

Installation Charges

Revenues from installation charges, which consist primarily of fees for installation of new phone lines, decreased by 50.0% to Ps.61 million in 2002 from Ps.122 million in 2001 and decreased by 23.7% from Ps.160 million in 2000. The change was principally due to a decrease in the number of basic telephone lines installed during 2002 as compared to 2001, a decrease in prices in real terms considering the pesification and freezing of Telefónica Argentina’s tariffs. In 2001, the decrease was principally due to a decrease of 15.8% in the number of basic telephone lines installed during 2001 and a decrease of 8.1% in the average installation price per line.

Public Phones

Revenues for public phones decreased by 42.8% to Ps.281 million in 2002 from Ps.491 million in 2001 and decreased by 6.6% from Ps.526 million in 2000. In 2002, the decrease was mainly due to: (1) a drop in prices in real terms partially offset by lower commissions paid; (2) lower traffic from pay phones operated by third parties of approximately 14%; (3) a reduction of 13% in the number of semi-public lines installed; and (4) a decrease by 9% and 15% in public telephones installed and traffic, respectively. In 2001, the decrease was due to increased commercial discounts granted to third-party operators of pay phones and a 14% decrease in average pay phone traffic. The decrease was partially offset by an increase in the average number of pay phones operated by third parties of 28.2% from 26,942 lines in 2000 to 34,525 lines in 2001 and in semi-public lines installed of 2.5%.

Access Charges

Access charges decreased by 51.9% to Ps.327 million in 2002 from Ps.680 million in 2001 and increased by 3.6% from Ps.656 million in 2000. In 2002, the variation was mainly due to: (i) a decrease in rates in real terms as a result of inflation, the price cap and the pesification of these charges and (ii) a decrease in the consumption of interconnection services by cellular telephone and long-distance operators. In 2001, the change was principally due to an increase of consumption from interconnection with mobile and public phone operators. Additionally, revenues from cellular interconnection increased in 2001 due to new agreements, PCS services and to accessing of the network by value-added service providers such as ISP providers. This increase was partially offset by applying, as of March 2001, the 3% semiannual reduction in interconnection rates pursuant to Decree No. 764/00.

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

International long-distance service revenues decreased 53.5% to Ps.144 million in 2002 from Ps.310 million in 2001 and decreased in 2001 by 24.4% from Ps.410 million in 2000. These revenues include gross revenues charged to Telefónica Argentina customers net of the cost of termination charges since we account for them on a net settlement basis. This change in 2002 was mainly due to a reduction of rates in real terms, partially offset by a decrease in discounts granted. The impact of the pesification and freezing of Telefónica Argentina’s tariffs and the devaluation of the peso raised the cost in pesos of termination charges to foreign carriers, which are in U.S. dollars. Likewise, there was a reduction in incoming and outgoing traffic with other international operators of approximately 28% and 1%, respectively. The decline in outgoing traffic was primarily a result of the recession. In 2001, the changes were principally due to the decrease in average rates and commercial discounts granted to customers through new plans offered since the deregulation.

Telephone Equipment

Telephone equipment revenues decreased by 80.6% to Ps.35 million in 2002 from Ps.181 million and increased by 48.3% in 2001 from Ps.122 million in 2000. In 2002, the change was due to a significant reduction of sales and sale prices in real terms. As a result of the ongoing recession, we have de-emphasized this market segment. In 2001, the change was due to a progressive increase in sales through Teleshops and other showrooms and to the new products offered in the second half of fiscal year 2000.

Publishing of Telephone Directories/Yellow Pages

Publishing of telephone directories, which Telefónica Argentina conducts through its wholly owned subsidiary, Telinver, decreased by 49.6% to Ps.59 million in 2002 from Ps.117 million in 2001 and decreased by 29.5% in 2001 from Ps.166 million in 2000. Revenues from the publishing of telephone directories consist primarily of advertising sales. The decrease in 2002 was mainly as a result of the decline in prices in real terms, to the rescheduling of the distribution of certain directories which had been issued in 2001 but not in 2002 and a decrease in the number of advertisements of approximately 25%. The decrease in 2001 was due to (1) the effective rescheduling of the distribution of directories in certain areas in 2001, mainly within the cities of Buenos Aires, Mar del Plata, Chubut, San Juan and Río Negro, in an amount of Ps.39 million and (2) a decrease in advertising sales in an amount of Ps.7 million.

Other Revenues

Other revenues decreased by 4.8% to Ps.278 million in 2002 from Ps.292 million in 2001. This variation was mainly due to a reduction in revenues from direct lines of Ps.35 million as a result of lower rates in real terms, a decrease in services provided to related companies of Ps.158 million, and a decrease in retail sales of Ps.93 million. Other revenues increased 15.4% to Ps.292 million in 2001 from Ps.253 million in 2000. This variation was primarily due to an increase in services to related companies of Ps.21 million and an increase in retail sales of Ps.54 million.

Cost of Services Provided, Administrative, Selling Expenses and Depreciation of Goodwill on Investment Companies

Cost of services provided, administrative, selling expenses and depreciation of goodwill on investment companies decreased by 19.5% to Ps.3,752 million in 2002 from Ps.4,660 million in 2001 and decreased by 1.3% from Ps.4,720 million in 2000. Costs of services provided, administrative and selling expenses, excluding depreciation and amortization of Ps.1,452 million in 2002 and Ps.1,379 million in 2001, amounted to Ps.2,300 million in 2002 and Ps.3,281 million in 2001, representing a decrease of 30%. In 2002, we made a concerted effort to reduce our expenses in line with our reduced revenues.

The following table shows the breakdown of expenses for the years ended September 30, 2002, 2001 and 2000, net of intercompany transactions. The amounts as of September 30, 2001 and 2000 have been restated in constant pesos as of December 31, 2002.

	Fiscal Year Ended September 30, 2002	Fiscal Year Ended September 30, 2001	Fiscal Year Ended September 30, 2000
	(in millions of constant pesos as of December 31, 2002)
Salaries, social security taxes and other personnel expenses	543	790	877
Depreciation and amortization(1)	1,452	1,379	1,567
Fees and payments for services	749	1,225	1,241
Material consumption and other expenses	103	130	115
Management fee	146	269	323
Allowance for doubtful accounts	469	377	218
Equipment sales cost	21	172	107
Other	269	318	272

Total	3,752	4,660	4,720

(1)	Excluding the portion corresponding to financial expenses.

Salaries, Social Security Taxes and Other Personnel Expenses

Salaries, social security taxes and other personnel expenses decreased by 31.3% to Ps.543 million in 2002 from Ps.790 million in 2001 and decreased by 9.8% in 2001 from Ps.877 million in 2000. In 2002, the variation was mainly due to: (i) a drop in real terms in salaries during 2002 as compared to 2001 and excluding Telinver (ii) a personnel reduction in Telefónica Argentina from 9,680 in 2001 to 9,207 in 2002 because of the reaching of the end of their useful life. In 2001, the variation was mainly due a personnel reduction at Telefónica Argentina from 9,984 in 2000 to 9,680 in 2001, in part as a consequence of the outsourcing agreement signed with IBM.

Depreciation and Amortization

Total depreciation and amortization (excluding the portion corresponding to financial expenses) increased by 5.3% to Ps.1,452 million in 2002 from Ps.1,379 in 2001 and decreased by 12.0% in 2001 from Ps.1,567 million in 2000. There was no material change in depreciation and amortization in real terms because of the effect of the restatement of our assets for inflation. In 2002, the change was principally due to the amortization of the net book value of goodwill related to Telefónica Argentina internet business and to the completion of works in progress after September 30, 2001, the depreciation of which started as of such date, which increase was almost fully offset by the amortization of the intangible assets that resulted from the acquisition of 51% of Telefónica’s common stock in November 1990 and organization and operating expenses, which were amortized over a ten-year period by the straight line method were totally amortized during the quarter ended December 31, 2000. In 2001, the change was principally due to those fixed assets fully depreciated in 2000 because of the reaching of the end of their useful life and to the sale of fixed assets to IBM.

Fees and Payments for Services

Fees and payments for services decreased by 39.0% to Ps.749 million in 2002 from Ps.1,225 million in 2001 and decreased by 1.3% in 2001 from Ps.1,241 million in 2000. In 2002, the variation was basically generated by a reduction in service costs in real terms and a decrease in the use of these services due to Argentina’s economic crisis. In 2002, Telefónica Argentina experienced:

•	declines in advisory and consulting expenses by Ps.79 million, services related to information systems by Ps.79 million, sales commissions by Ps.50 million, costs related to affiliated companies by Ps.58 million and temporary personnel costs by Ps.8 million;

•	decreases in interconnection charges with other operators by Ps.117 million due to a decrease of consumption and tariffs (in real terms) and a decrease in access costs in the northern region for Ps.23 million;

•	expenses related to building renovation incurred during 2001 by Ps.33 million and other network maintenance costs for Ps.39 million;

•	elimination in 2002 of the reduction in social security tax (UIT);

•	decreases in advertising expenses of Ps.172 million mainly related to the completion of certain advertising campaigns carried out mainly in 2001; and

•	traveling, safety and communications expenses by Ps.28 million.

In 2001, the variation was mainly due to:

•	increases in service fees related to information systems including the costs related to outsourcing operations and maintenance of certain information technology systems infrastructure in the amount of Ps.72 million, which costs were partially offset by a decrease in hardware and software maintenance charges;

•	a Ps.35 million increase in advertising expenses; and

•	Ps.9 million increase in consulting and advisory services during 2001.

These increases were offset by a Ps.47 million decrease in interconnection charges with other operators due to the price cap established by Decree 764/00 and a Ps.19 million decrease in maintenance charges and building renovation primarily related to expansion into the northern area of Argentina during the prior year.

The principal components of labor costs were basic wages, overtime and fringe benefits. We also incurred certain other related costs, including contributions made to the national pension plan, health plans, family allowances and additional pension contributions and life insurance premiums for employees covered by collective bargaining agreements. Most of these contributions are mandated by law.

Material Consumption and Other

Material consumption and other decreased Ps.27 million to Ps.103 million in 2002 from Ps.130 million in 2001 and increased Ps.15 million in 2001 from Ps.115 million in 2000. This variation in 2002 is primarily the result of lower consumption of certain materials resulting from the decrease in business activity. The increase in 2001 was principally due to an allowance for impairment and slower turnover in the amount of Ps.15 million.

Management Fee

The decrease in the management fee of 45.5% to Ps.146 million in 2002 from Ps.269 million in 2001 was mainly due to the decrease in real terms in the operating income before amortization and depreciation of Ps.1,533 in 2002 from Ps.2,831 in 2001. The decrease of 16.7% to Ps.269 million in 2001 from Ps.323 million in 2000 was mainly due to the decrease in the operating income before amortization and depreciation of Ps.2,831 million in 2001 from Ps.3,300 million in 2000. See Item 4: “Information on the Company—Business Overview—Management Contract—Management Fee” for a description of the management fee.

Allowance for Doubtful Accounts

The charge to the allowance for doubtful accounts increased 24.1% to Ps.469 million in 2002 from Ps.377 million in 2001 and increased by 72.9% in 2001 from Ps.218 million in 2000. The charge in 2002 was 12.2% in terms of allowance for doubtful accounts over net revenues, equivalent to 96.8% increase compared to 2001. The relative increase was due to a larger allowance for overdue accounts in fiscal year 2002, as certain customer categories were particularly affected by the economic crisis in the country. In 2001, the variation was caused by the changes in the amount and aging of past due receivables in each year.

Equipment Sales Cost

Sales costs primarily related to the equipment sold decreased by 87.8% to Ps.21 million in 2002 from Ps.172 million in 2001 and increased by 60.7% in 2001 from Ps.107 million in 2000. In 2002, the decreased cost of sales results mainly from the decrease in equipment and telephone accessories sold. In 2001, the change was due to a progressive increase in sales through Teleshops and Showrooms and to the introduction of new products in the second half of year 2000.

Other

The charge to income of other operating costs decreased by 22.6% to Ps.269 million in 2002 from Ps.318 million in 2001 and increased by 17.3% from Ps.272 million in 2000. In 2002, the variation was mainly due to the decrease in costs in real terms, particularly in: (1) taxes by Ps.47 million, (2) transportation costs by Ps.18 million, (3) commissions by Ps.22 million, (4) allowance for low inventory-turnover by Ps.24 million, since it was booked in 2001 and (5) insurance by Ps.8 million. These effects were offset by the charge of tax on checking accounts credits and debits beginning in 2001, which was presented under unusual items in 2001 and was presented in operating costs (administrative expenses) in 2002.

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

Other Expenses, Net

Other expenses, net decreased to Ps.153 million in 2002 from Ps.247 million in 2001, and from Ps.327 million in 2000. The decrease in 2002 is mainly due to a decrease in charges in real terms. Most of the variation is due to employee termination costs of Ps.84 million and a decrease in fixed assets retirements by Ps.4 million. In addition, the charges for contingencies in 2002 increased by Ps.12 million. In 2001, the variation was mainly due to: (1) a decrease in the net book value of fixed assets retired related to works in process discontinued in the year ended September 30, 2002 of Ps.29 million, (2) the write-off of the investments in Intelsat and Inmarsat in 2000 of Ps.27 million and (3) the charge in 2000 of the amounts payable for the agreement of extraordinary contribution to the Compensatory Fund. These charges were partially offset by an increase in allowance for contingencies of Ps.39 million in 2001.

Financial Gains and Losses

Consolidated gross capitalized interest and exchange difference totaled Ps.40 million including Ps.29 million corresponding to capitalization of exchange differences in 2002, Ps.88 million in 2001 and Ps.115 million in 2000. In 2002, financial losses on assets were Ps.744 million in 2002 compared to a loss of Ps.105 million in 2001 compared to a gain of Ps.205 million in 2000. There were financial losses on liabilities of Ps.3,296 million in 2002, Ps.475 million in 2001 and Ps.497 million in 2000. In 2002, the variation was mainly due to the impact of the devaluation of the peso on the net monetary position in foreign currency, which, net of the result from the monetary gain/loss, amounted to a loss of Ps.3,393 million. In addition, the increase in the amount of interest from higher interest rates and the rate of exchange, in those cases in which interest was payable in a foreign currency, led to an increased loss of Ps.176 million, net of monetary gain/loss and a loss from the exposure to inflation of monetary assets and liabilities in pesos of Ps.94 million. The change in 2001 was mainly due to the increase in our financial debt compared to the previous fiscal year.

(Loss)/Income Before Income Tax, Minority Interest, and Net (Loss)/Income from Spun-off Businesses

(Loss)/income before income tax, minority interest, and net (loss)/income from spun off businesses was a loss of Ps.4,121 million in 2002 compared to income of Ps.606 million in 2001, which was a decrease of 45.2% from an income of Ps.1,105 million in 2000. In 2002, the decrease was mainly due to the increase by Ps.3,296 million of the net financial loss on liabilities due mainly to the devaluation of the peso and the net effect of the adjustment for inflation.

Net (Loss)/Income

We had a net loss from continuing operations of Ps.2,935 million in 2002, net income from continuing operations of Ps.59 million in 2001 and net income from continuing operations of Ps.356 million in 2000, and a net loss of Ps.2,935 million in 2002, a net gain of Ps.44 million in 2001 and a net income of Ps.332 million in 2000.

Taxes

Income Tax and Minimum Presumed Income Tax:  We calculate the income tax charge by applying the deferred income tax method. See Note 2.4. to the Consolidated Financial Statements.

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

Law No. 25,453, which became effective on July 31, 2001, granted the Argentine government the power to amend all aspects of the law necessary for adopting the criteria that determine when tax becomes due and payable (collection of billed amounts, including the tax payable thereon). As of the date of issuance of this Transition Report, the Argentine government has not used the granted powers.

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

The main differences between net income calculated in accordance with US GAAP and with Argentine GAAP are described in Note 22. to the notes to the consolidated financial statements. Net loss/income before extraordinary losses calculated in accordance with US GAAP amounts to a loss of Ps.4,545 million in 2002, an income of Ps.91 million in 2001 and an income of Ps.125 million in 2000. After extraordinary loss calculated in accordance with US GAAP of Ps.5 million in 2001 (net of tax effect of Ps.2 million), which represents the early settlement charge of the termination agreement executed by the Company and Merrill Lynch International on June 5, 2001 (see Note 8.2.1. to the notes to the consolidated financial statements), net loss/income calculated in accordance with US GAAP amounts to a loss of Ps.4,545 million in 2002, an income of Ps.86 million in 2001 and an income of Ps.125 million in 2000.

US GAAP adjustments to net loss/income mainly related to the following:

•	Adjustment for the investment in Telefónica Argentina (gain amounting to Ps.82 million in 2001 and loss amounting Ps.36 million in 2000), basically related to the elimination of the difference in the listed price of Telefónica Argentina Class B shares accounted for under Argentine GAAP. As of September 30, 2002 and 2001 such shares are carried in noncurrent assets together with Telefónica Argentina Class A shares and are valued by the equity method.

•	The difference between net income under US GAAP and Argentine GAAP for 2002 was affected by: (a) the net effect during the year of the deferral of new installation revenues and amortization of net revenues deferred under the provisions of Staff Accounting Bulletin (“SAB”) 101 of Ps.19 million. These effects were compensated by: (a) the reversal of inflation restatement and monetary results under US GAAP (see Note 18.b)1. to the notes to the consolidated financial statements) of Ps.2,049 million, (b) expensing under US GAAP of capitalized cost of issuance of debt of Ps.14 million, (c) expensing under US GAAP of debt refinancing costs of Ps.2 million, (d) the expressing under US GAAP of capitalized exchange differences of Ps.12 million and (d) the additional loss covered by the valuation of the derivatives instruments at fair value of Ps.36 million.

•	Net income under US GAAP for the year ended September 30, 2001 was influenced by the effects of implementing SAB 101, which were i) a loss corresponding to the recognition of the cumulative effect as of the beginning of the year for Ps.111 million (before tax), and ii) the net effect during the year of deferral of new installation revenues and amortization of net revenues deferred as of the beginning of the year.

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

During our three-month fiscal year ended December 31, 2002, payments of interest to third parties have been made through the receipt by us of intercompany loans.

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

The following information is presented on a consolidated basis:

Cash Provided by Operating Activities.    Cash flow from operations was Ps.251 million in the fiscal year ended December 31, 2002. Cash flow from operations declined in 2002 compared to 2001 as a direct result of the decrease of our revenues in real terms and higher interest expense in peso terms due to the devaluation. We instituted strong operating working capital and cost controls when the crisis hit Argentina.

Cash Flows from Continuing Investing Activities.    In the fiscal year ended December 31, 2002, we made capital expenditures of Ps.37 million. All amounts are net of amounts financed by trade, bank and financial payables. We decreased substantially our capital expenditures in 2002 compared to historical levels as a response to the economic crisis in Argentina whereby we focused on conserving cash resources in the face of severe liquidity constraints. As a result we reduced capital expenses rapidly and invested only in those projects that generate cash flow in the near term and those that were deemed to be high priority. See “—Overview”.

Cash Flows from Continuing Financing Activities.    In the three-month fiscal year ended December 31, 2002, cash used in continuing financing activities was Ps.168 million. Our outstanding foreign currency indebtedness was 2,180 million at December 31, 2002. In addition, we paid no dividends in 2002. We received no new financing in 2002.

Investments in Fixed Assets and Capital Expenditures

The following table contains a breakdown of the capital expenditures of Telefónica Argentina.

	Three-Month Fiscal Year Ended December 31, 2002	Unaudited Three- Month Period Ended December 31, 2001
	(in millions of constant pesos as of December 31, 2002)(1)
Land, buildings and equipment	—	33
Transmission and switching equipment	6	76
External plant	15	52
Telephone equipment	1	24
Materials	7	—
Other	8	23

Total	37	208

(1)	Allocation of construction in process and prepayments to vendors to each line item have been estimated.

Telefónica Argentina plans to continue only those projects that are required to maintain the quality of its services, generate cash flow in the near term and necessary maintenance expenses and those that are deemed to be high priority.

Dividends

Dividend payments by Telefónica Argentina to shareholders other than us (minority shareholders) for the three-month fiscal year/period ended December 31, 2002 and 2001 respectively totaled nil and Ps.115 million in constant pesos as of December 31, 2002, respectively. We did not pay any cash dividends to our preferred shareholder in the three-month fiscal year ended December 31, 2002 and the three-month fiscal period ended December 31, 2001, respectively. The holders of our preferred stock are entitled to dividends payable on April 30 every year if we have liquid retained earnings or free reserves. In 2000, we paid cash dividends to our common shareholders of Ps.320. As of the date of this Transition Report, there are accumulated unpaid but not yet due preferred dividends and preferred capital stock that has not been redeemed as set forth in the original schedule, because, as of April 30, 2002, we did not have net realized profits or free reserves as stipulated by issuance conditions. Consequently, these unpaid amounts are not considered due.

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

As of March 31, 2003, we have retained losses of Ps.2,212 million and a reserve for future dividends of Ps.838 million (in constant pesos of March 31, 2003). Consequently, our dividend distribution is restricted.

Debt

We have outstanding as of December 31, 2002 the following major unconsolidated indebtedness:

•	8.85% Notes due 2004 with U.S.$225 million outstanding;

•	10.375% Notes due 2004 with Ps.175 million outstanding;

•	Ps.39 million and Ps.4 million in our preferred stock and accumulated, unpaid but not due preferred dividends, respectively;

•	U.S.$102.4 million in short-term intercompany loans; and

•	Ps.3 million in short term intercompany loans with Telefónica Argentina.

Telefónica Argentina and Telinver have outstanding as of December 31, 2002 the following major indebtedness:

•	11.875% Notes due 2004 with U.S.$300 million outstanding;

•	9.875% Notes due 2006 totaling U.S.$71 million outstanding, which may become due on July 1, 2004, if, as of July 1, 2004, its 11.875% Notes due 2004, and any other indebtedness incurred to refinance such notes that matures prior to July 1, 2006, exceeds 30% of the initial aggregate principal amount of its 11.875% Notes due 2004;

•	9.125% Notes due 2008 totaling U.S.$368.5 million outstanding;

•	short-term and long-term bank and other financial institution financing outstanding totaling the equivalent of U.S.$64.1 million and U.S.$133.5 million, respectively; and

•	U.S.$890 million in short-term intercompany loans.

As of December 31, 2001, our consolidated debt in foreign currency was equivalent to U.S.$2,240 million. As of December 31, 2002 this amount had decreased in terms of U.S. dollars equivalent to U.S.$2,180 million, and had increased in constant pesos of December 31, 2002 to Ps.7,349 million due to the impact of the devaluation of the peso during 2002. The impact of the changes in the exchange rate during the three-month fiscal year ended December 31, 2002 on our net monetary position in foreign currency, net of our exposure to inflation, amounted to a gain of Ps.599 million. As of December 31, 2002, our consolidated current assets in foreign currency were lower than our consolidated current liabilities in foreign currency by equivalent to U.S.$979 million (Ps.3,298 million). As of December 31, 2002, we had outstanding on an unconsolidated basis Ps.1,326 million of which Ps.1,141 million are in U.S. dollars (U.S.$339 million). See Notes 8 and 10 to our Consolidated Financial Statements.

Telefónica Argentina has received from a foreign financial institution a credit facility for an amount of U.S.$12 million, which is due for payment in the long term under the originally agreed conditions. Due to certain covenants included in the loan agreement and the Argentine economic crisis, the creditor was entitled to declare, upon expiration of the stipulated grace period, the outstanding amount by Telefónica Argentina immediately due and payable. Telefónica Argentina has requested from the creditor a specific waiver regarding the covenant defaults, and it was obtained with respect to the financial statements as of December 31, 2002. Telefónica Argentina has classified that amount as current in the financial statements.

We have preferred stock totaling Ps.39 million. The preferred shares consist of two classes. Class A has a preference over Class B. Such preferred shares are entitled to dividends and amortization once a year. Our preferred stock was originally issued with a redemption value in U.S. dollars but the Public Emergency Law pesified our preferred stock at a Ps.1.00 per U.S.$1.00 exchange rate, subject to an adjustment by the CER accrued until the redemption date. The preferred stock also includes provisions that limit our ability:

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

As of the date of this Transition Report we have met all our obligations under the terms and conditions of our Preferred Shares. See Note 5 of our Consolidated Financial Statements.

According to item 5.a of the preferred shares issuance conditions, the holders of Class A shares of Preferred Stock are entitled to one vote per share as from April 30, 2003, since the tenth dividend payment date for the shares has taken place, and there is preferred capital unredeemed as of such date.

Our Debt Renegotiation Strategy

Telefónica Argentina has offered to exchange for our existing 8.85% Series A Notes due 2004, its U.S. dollar denominated 8.85% Notes due 2011, plus cash, and for our existing 10 3/8% Series B Notes due 2004, its New 2011 Notes or its Argentine peso-denominated Conversion Notes due 2011, plus cash and solicitations of proxies to vote in favor of amendments to the terms of the Existing Notes. Simultaneously Telefónica Argentina has offered to exchange its 11 7/8% Notes due 2007 and Cash for its existing 11 7/8% Notes due 2004 and its 9 1/8% Notes due 2010 and Cash for its existing 9 1/8% Notes due 2008 and solicitations of proxies to vote in favor of amendments to the terms of the Existing Notes.

Background

In the past, Telefónica Argentina has relied to a significant extent on cash flows from operations and its ability to access the capital and credit markets in order to provide it with the liquidity necessary for it to meet its principal and interest payments on its outstanding debt and to make dividend payments to us.

In light of recent macroeconomic developments in Argentina, and the negative impact that such macroeconomic events had on Telefónica Argentina’s and our financial condition, Telefónica Argentina and we are unable to access the capital markets, and third-party financing sources, both domestically and internationally, are no longer available in amounts sufficient to enable either of us to meet our debt obligations. In addition, as a result of the devaluation of the peso and the pesification and freezing of Telefónica Argentina’s tariffs, its internally generated funds alone are not sufficient for it to meet its substantial short-term debt obligations and may not be sufficient to meet its debt obligations maturing or subject to repurchase in 2004, even if Telefónica Internacional decides to roll over its short-term indebtedness.

Telefónica Argentina’s liquidity and subsequent dividend payments have also been historically relied upon by us as our primary source of liquidity for us to meet our principal and interest payments on our outstanding debt. From January 1, 1994 through December 31, 2001, Telefónica Argentina paid us cash dividends aggregating U.S.$1,190 million. Due to accumulated losses attributable to the macroeconomic crisis in Argentina, Telefónica Argentina did not pay dividends last year, are not able to pay dividends in 2003 in respect of its 2002 fiscal year and may not be able to pay dividends in 2004. Accordingly, our primary source of liquidity has been eliminated. Furthermore, even if Telefónica Argentina could legally pay dividends in 2003 and 2004, Telefónica Argentina does not expect that its cash flows would be sufficient to be able to pay enough cash dividends to its shareholders for us to pay our debt maturing in 2004.

Our existing notes represent substantially all of our indebtedness that is owed to non-affiliates. In order to meet interest payments on our existing notes, we have been relying on cash received from the assignment by Telefónica Internacional of debt payments made to Telefónica Internacional by Telefónica Argentina on its short-term debt. However, Telefónica Internacional is not required to make these assignments and if it were to stop doing so, or if Telefónica Argentina was to stop making payments on its short-term debt owed to Telefónica Internacional, we would not be able to meet our principal or interest payment obligations under our existing notes maturing in 2004. In order for us to be able to repay our existing 2004 notes at maturity, assuming an exchange rate of Ps.2.94 per U.S. dollar Telefónica Argentina would have to pay dividends in 2004 totaling at least U.S.$440 million in the aggregate. Alternatively, Telefónica Argentina would have to be able to generate sufficient cash flows from operations to be able to repay its existing 2004 notes, make the offer to purchase its existing 2006 notes and repay at least U.S.$285 million (assuming the same exchange rate) of its short-term indebtedness owed to Telefónica Internacional. Thereafter, Telefónica Internacional would need to assign such payments to us (which it is not required to do) in order for us to repay our existing 2004 notes at maturity.

Telefónica Argentina believes that it may not be able to generate sufficient cash flows through 2004 in order to repay its indebtedness maturing or subject to repurchase in 2004 and make the dividend or principal repayments (or combinations thereof) described above that are necessary for us to be able to repay our existing 2004 notes at maturity. If we were to default on our payment obligations, it is likely that we would have to commence reorganization proceedings in Argentina. Any reorganization of us would put Telefónica Argentina at risk of losing its license to provide telecommunications services because the List of Conditions governing its license to provide telecommunications services requires us to own at least 51% of Telefónica Argentina’s capital stock in class A shares except if otherwise approved by the Secretary of Communications of Argentina. Whether Telefónica Argentina would continue to be owned by us or at what percentage ownership level after any reorganization proceeding is uncertain.

Due to the macroeconomic crisis in Argentina, we also currently have no access to the capital and credit markets. As a result it will be difficult for us to refinance our existing notes when they mature in 2004. These repayment difficulties will continue to exist even if Telefónica Internacional decides to roll over all of Telefónica Argentina and our short-term indebtedness.

Strategy

As a result of the foregoing, Telefónica Argentina has developed the following debt renegotiation strategy in order to:

•	extend the maturities of its long-term public debt,

•	reduce the risk of losing Telefónica Argentina’s license,

•	replace a portion of its short-term indebtedness with long-term indebtedness and reduce its outstanding indebtedness, and

•	provide additional time for Argentina to stabilize economically and politically.

Telefónica Argentina and our debt renegotiation strategy consists of the following:

1.    Exchange offers for our existing notes and transfer of our existing notes to Telefónica Internacional.    Telefónica Argentina is offering to exchange (1) its new U.S. dollar-denominated notes and cash for any and all of our existing Series A notes and (2) its new U.S. dollar-denominated notes or new conversion notes and cash for any and all of our existing Series B notes. As of March 31, 2003, U.S.$225 million of the existing Series A notes and Ps.175 million of the existing Series B notes were outstanding. Telefónica Argentina is seeking to acquire at least 90% of each series of our existing notes in these exchange offers. Telefónica Argentina will transfer all of our existing notes that it acquires in the exchange offers to Telefónica Internacional in exchange for a reduction of its short-term indebtedness owed to Telefónica Internacional.

2.    Exchange offer for existing 2004 notes.    Telefónica Argentina is offering to exchange its new 2007 notes and cash for any and all of its existing 2004 notes. As of March 31, 2003, U.S.$300 million principal amount was outstanding under its existing 2004 notes and is scheduled to mature in November 2004. Telefónica Argentina is seeking to acquire at least 90% of its existing 2004 notes in this exchange offer.

3.    Exchange offer for existing 2008 notes.    Telefónica Argentina is offering to exchange its new 2010 notes and cash for any and all of its existing 2008 notes. As of March 31, 2003, U.S.$368.5 million principal amount was outstanding under its existing 2008 notes and is scheduled to mature in May 2008. Telefónica Argentina is seeking to acquire at least 90% of its existing 2008 notes in this exchange offer.

Related Party Indebtedness

As of December 31, 2002, we and Telefónica Argentina on a consolidated basis owed approximately Ps.3.4 billion (U.S.$995 million) to Telefónica Internacional, that matures through April 2007, but substantially in 2003. The loans of Telefónica Argentina generally have a monthly payment term and our loans have a six month payment term, renewable automatically unless Telefónica Internacional notifies us of its intention not to extend the contract at least three business days before the expiration date.

During 2002, most of our debt with Telefónica Internacional has been rolled over on a semi-annual basis and the debt owed by Telefónica Argentina with Telefónica Internacional has been rolled over on a monthly basis. These loans bear interest at LIBOR plus between 8% and 9%. These agreements established the usual commitments for these kinds of transactions, including (1) that such debt will be pari passu with all of our other debt, (2) clauses that establish that the creditor may accelerate the debt if there are changes in our or Telefónica Argentina’s equity, economic and financial situation that due to their adverse nature may affect our or Telefónica Argentina’s capacity to comply with the obligations assumed in the agreements or if there are restrictions that may limit our capacity to repay our or Telefónica Argentina’s debts, (3) that give this creditor the benefit of any financial covenant we have with any other creditor, (4) a clause that allows the creditor to make assignments, (5) certain financial covenants and (6) acceleration clauses that would be triggered in the event of certain court or out-of-court proceedings being initiated against us or any of our material subsidiaries which may result in an attachment or auction of assets exceeding a certain percentage of our shareholders’ equity or that of our material subsidiaries.

Telefónica Internacional has advised us in writing, that until September 20, 2003, it waives certain covenant defaults subject to certain conditions and that it will not accelerate our loans on the basis of the effects of the Public Emergency Law. This waiver does not constitute a roll over through the date of the waiver. See Item 3: “Key Information—Risk Factors.” Regarding the maximum term provided by the above-mentioned waiver, as of December 31, 2002, we have classified as current liabilities, maturing in February 2003, a loan of U.S.$9 million (equivalent to Ps.30 million at the exchange rate in effect at December 31, 2002), whose original maturity date was noncurrent.

Contractual Obligations and Commercial Commitments

The following table represents our contractual obligations and commercial commitments as of December 31, 2002:

	Payments due by Period (in millions of constant pesos as of December 31, 2002)
	Total	Less than 1 year	1-3 years	3-5 years		After 5 years
Contractual obligations
Debt(2)	8,705	3,916	2,713	614	(1)	1,462
Capital lease obligations	—	—	—	—		—
Operating leases	—	—	—	—		—
Unconditional purchase obligations	—	—	—	—		—
Other long-term obligations(3)	825	637	51	44		93

Total contractual cash obligations	9,530	4,553	2,764	658		1,555

Commercial Commitments
Lines of credit	—	—	—	—		—
Standby letters of credit	—	—	—	—		—
Guarantees(4)	67.5	67.5	—	—		—
Standby repurchase obligations(5)	17	—	—	17		—
Other commercial commitments(6)	163	65	72	26		—

Total commercial commitments	247.5	132.5	72	43		—

(1)	Includes U.S.$71 million principal in Telefónica Argentina’s corporate bonds, due July 2006. Under their terms, holders may demand that bonds be redeemed after July 1, 2004 under certain circumstances.
(2)	Includes Ps.39 million and Ps.4 million related to our preferred stock and accumulated, unpaid but not due preferred dividends, respectively.
(3)	Includes Ps.219 million in liabilities in foreign currency for Telefónica Argentina as of December 31, 2002.
(4)	Telefónica Argentina’s guarantee of a performance bond for Telefónica Comunicaciones Personales with the Argentine government for Ps.22.5 million and another performance bond for which we are jointly and severally liable with Telecom in the amount of Ps.45 million. See Note 10.2.2 of our Consolidated Audited Financial Statements, issued originally in connection with the PCS license bids.
(5)	Includes Ps.53 million principally related to certain frame agreements, which Telefónica Argentina will use in accordance to our needs.
(6)	IBM Contract. See Note 11.1 to our Consolidated Financial Statements.

Bank and financial debt includes principal and interest. A sizable portion of this debt bears interest at variable rates, consequently, we estimated interest payable based on interest rates in effect at December 31, 2002. Actual interest payments may significantly differ from these estimates on account of interest rate fluctuations. In addition, 98% of these obligations are foreign-currency debt, and therefore principal and interest payments are presented based on exchange rates in effect at December 31, 2002. Actual foreign currency debt payments may significantly differ from these estimates due to exchange rate fluctuations.

Exposure to Foreign Exchange Rates

Approximately 98% of our total financial and bank payables consist of foreign currency denominated debt. Peso amounts reflect the Ps.3.37 per U.S.$1.00 exchange rate effective on December 31, 2002. As of December 31, 2002, our liabilities exposure to currency fluctuations amounted to Ps.7,568 million, representing U.S. dollar-denominated debt and other foreign currency debt. See Note 2.3 and Exhibit 24.g of our Consolidated Financial Statements. As of December 31, 2002, we also had the equivalent of approximately Ps.219 million of trade and other payables denominated in foreign currencies. Of that total amount, approximately Ps.179 million or 82% are denominated in U.S. dollars. Approximately 57% or Ps.591 million, of our trade and other receivables and investments as of December 31, 2002 are denominated in foreign currencies.

In September 1999, Telefónica Argentina entered into a foreign currency swap agreement with Citibank N.A. to hedge the risk of fluctuations in the yen/U.S. dollar exchange rate in connection with its 8.8 billion Japanese yen loan granted by the Export-Import Bank of Japan. The loan matures in February 2011 and accrues interest at a rate of 2.3% per annum. The swap agreement provides for a fixed exchange rate of 104.25 yen per U.S. dollar. The interest rate paid to Citibank N.A. under the swap agreement during the term of the loan is 7.98% per annum. As of December 31, 2002, the amount of the related liability, taking into account the effect of the swap and the additional interest accrued, amounts to U.S.$86 million.

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

Credit Risk

Our only significant concentration of credit risk as of December 31, 2002 and 2001 was with the Argentine government (federal, provincial and municipal governments and governmental agencies). Telefónica Argentina’s trade receivables from the Argentine government amounted to Ps.67 million and Ps.207 million, as of December 31, 2002 and 2001, respectively (in constant pesos as of December 31, 2002). The percentages of net revenues derived from services rendered to the Argentine government were 3.4% and 3.3% for the years ended December 31, 2002 and 2001, respectively.

Of the balances of Telefónica Argentina as of December 31, 2002 that were not yet collected as of the date of this Transition Report, approximately Ps.54 million was past due. On the basis of Telefónica Argentina’s current collection efforts and the information available as of the date of this Transition Report about Argentina’s future economic perspectives, Telefónica Argentina’s management has estimated the terms and conditions of any possible collection of the receivables from the Argentine government.

The estimated financial effects of the possible deferral of collections from the Argentine government have been considered to determine the allowance for doubtful accounts as of December 31, 2002. The portion of booked net value related to those receivables that we estimated will be collected over twelve months has been classified as noncurrent as of December 31, 2002.

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

D.    Trend Information.

See “—Operating and Financial Review and Prospects—Factors Affecting Our Consolidated Results of Operations—Effects on Our Results of Operations in Future Periods”.

ITEM	6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.

A.	Directors and Senior Management.

Our management consists of a Board of Directors. Our bylaws (Estatutos Sociales) provide for a Board of Directors consisting of no fewer than three and no more than eight directors and an equal or lower number of alternate directors. Our shareholders have currently fixed the number of directors and the number of alternate directors at eight. Each alternate director may attend meetings of the Board of Directors and vote in the absence of the director for whom he or she is acting. Directors and alternate directors are elected at the annual ordinary meeting of shareholders to serve one-year renewable terms.

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

Our current directors and alternate directors are not independent as defined in Resolution No. 368 of the CNV. Under such resolution a director is not independent if any of the following apply:

•	the director is also a director of the controlling shareholder or any other entity controlled by or related to the controlling shareholder of the issuer;

•	the director is also a director of another entity, any of whose shareholders is also a shareholder of the issuer or its controlling entity or any other entity controlled by or related to the latter;

•	the director provides, or belongs to a professional corporation or association which provides, professional services to or receives any form of remuneration or fees from the issuer or its controlling entity or any other entity controlled by or related to the latter; and

•	the director provides, or belongs to a professional corporation or association which provides, professional services to or receives any form of remuneration or fees from another entity, any of whose shareholders is also a shareholder or the issuer or its controlling entity or any other entity controlled by or related to the latter.

The following is a list of the members of the Board of Directors and the Secretary to the Board of Directors as of the date of this Transition Report:

Name	Position	Date of Appointment	Appointing Affiliate
José María Alvarez Pallete	Chairman	2003	Telefónica Internacional
Mario Eduardo Vazquez	Vice Chairman	2003	Telefónica Internacional
Juan Ignacio López Basavilbaso	Director	1998	Telefónica Internacional
Miguel Angel Gutiérrez	Director	2001	Telefónica Internacional
Juan Carlos Ros Brugueras	Alternate Director	2000	Telefónica Internacional
Jacinto Díaz Sánchez	Alternate Director	2003	Telefónica Internacional
Angel Jimenez Hernandez	Alternate Director	2003	Telefónica Internacional
Manuel Alfredo Alvarez Trongé Zinder	Alternate Director	2003	Telefónica Internacional
Manuel Alfredo Alvarez Trongé Zinder	Secretary	2002	Not applicable

Set forth below are brief biographical descriptions of our directors.

José María Álvarez-Pallete López, 39, currently serves as Chairman of our Board of Directors. He is a Spanish citizen, holds a degree in business administration from the Universidad Complutense of Madrid; he also pursued studies on Business Administration at the Université Libre of Belgium. He joined Telefónica in February 1999 as CFO of Telefónica Internacional. In September 1999, he held the position of Corporate CFO at Telefónica, S.A. Since July 2002, he has been the CEO of Telefónica Internacional. In addition, he holds the position of Representative of Telefónica as Advisor of TPI, Advisor of Inmobiliaria Telefónica and Advisor of Telefónica de Argentina.

Mario Eduardo Vazquez, 67, currently serves as the Vice Chairman and our President. He is an Argentine citizen, holding a degree in accountancy and economy. For 33 years, he practiced at Pistrelli, Diaz y Asociados, the member firm of Arthur Andersen & Co. in Argentina, where he was a partner for 23 years, in charge of Argentine operations for over 20 years. He has been actively involved in the reforming of the Argentine government administration, the deregulation of the economy, and the privatization of YPF S.A. and the telephone, gas, and water utilities.

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

Miguel Angel Gutiérrez, 44, joined us in 2002 as a member of our Board of Directors. He has dual Argentine and Spanish citizenship. He joined Morgan Bank in December, 1980. In 1989, he became Financial Director and member of the Management Committee at the Buenos Aires office. In 1991, he was appointed Financial Director and member of the Management Committee at the Madrid office. In 1992, he participated in the Contribution Enhancement Project—Global Markets/GTO and in 1993, he became a member of the Steering Committee appointed to analyze J.P. Morgan’s business strategies for Asia. At J.P. Morgan, he held positions as Head of Emerging Markets, Sales Trading, and Research Worldwide, Head of Global Emerging Markets

Proprietary Trading, and Co-Head of the Latin American Region, Head of Local Markets for Latin America, Central Europe, and Emerging Asia. In September 2000, he was appointed Co-Head of Global Emerging Markets by JP Morgan Chase & Co.

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

Jacinto Díaz Sánchez, 52, currently serves as an alternate member of our Board of Directors. He has dual Spanish and Chilean citizenship and holds a law degree. At Telefónica, he was Director of Operations Services and also Director of Operating Systems for two years. In Chile, he was Vice President of ENTel and served for six years as General Managers at CTC Chile. He held the position of Managing Director at Atento Holding S.A. (a Telefónica company) for one year, and is now Managing Director for Telefónica Latinoamericana.

Angel Jiménez Hernandez, 53, currently serves as an alternate member of our Board of Directors. He is a Spanish citizen and holds a degree in telecommunications engineering from Universidad Politécnica de Madrid and an economy postgraduate degree from IESE (Barcelona). He is our Corporate Finance General Director and a member of the Corporate Committee. He has an extensive professional experience in spanish and american banking groups at Madrid, London and New York and he is an expert in corporate finance, global markets, mergers and acquisitions and management control. He also held a position at Telefónica S.A. finance area.

Manuel Alfredo Alvarez Trongé Zinder, 45, currently serves as an alternate member and Secretary of our Board of Directors and is our General Counsel. He is an Argentine citizen, is a lawyer graduated with Honors from Universidad de Buenos Aires and is an expert in corporate law, business and management, oil & gas and negotiation. He worked as a lawyer at the Superintendencia de Seguros de la Nación (the “National Superintendence of Insurance”) and served as Counsel of the Ministry of Justice of Peru and a Legal Manager of Perez Companc S.A. He is also a professor at Austral, Saint Andrews and Buenos Aires Universities, among others. He is the author of publications and books including Técnicas de Negociación para Abogados and Abogacía de Empresas y Cambio. He is a member of the American Corporate Counsel Association of Washington, D.C., Founder and Director of Asociación AIE Abogados Internos de Empresas and Arbitrator at the American Arbitration Association (AAA, New York).

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

The following table sets forth our statutory auditors and alternate statutory auditors:

Name	Affiliation	Position	Profession
Uriel Federico O’Farrell	Estudio O’Farrell	Statutory Auditor	Attorney
Juan O’Farrell	Estudio O’Farrell	Statutory Auditor	Attorney
Miguel Alejandro Máximo Tesón	Estudio O’Farrell	Statutory Auditor	Attorney
Carlos Francisco Oteiza Aguirre	Estudio O’Farrell	Alternate Statutory Auditor	Attorney
Fernando Varela	Telefé	Alternate Statutory Auditor	Attorney
Mariana Laurence	Terra Networks Argentina S.A.	Alternate Statutory Auditor	Attorney

The law firm of Estudio O’Farrell is our Argentine legal counsel as well as counsel to Telefónica Argentina and the companies controlled by it.

Other Positions Held

The following table lists positions that the members of the Board of Directors, the Secretary to the Board of Directors and the members of our Supervisory Committee hold in other companies, as of the date of this Transition Report:

Name	Profession	Company	Position
Miguel Angel Gutiérrez	Businessman	Los Pecanes S.A.	Chairman
		Telinver S.A.	Chairman
		Telefónica Comunicaciones Personales S.A.	Chairman
		Radio Móvil Digital Argentina S.A.	Chairman
		Radio Servicios S.A.	Chairman
		Pinares de Alsina S.A.	Chairman
		Adquira Argentina S.A.	Chairman
		Atento Argentina S.A.	Chairman
		Katalyx Argentina S.A.	Chairman
		Fundación Telefónica de Argentina	Chairman
		Autopistas del Oeste	Chairman
		Adespa	Vice Chairman
		Telefónica de Argentina S.A.	Chairman
		Telefónica Holding de Argentina S.A.	Vice Chairman
		Telefónica Móviles Argentina S.A.	Chairman
Jacinto Díaz Sánchez	Attorney	Telefónica de Argentina S.A.	Director
		Telefónica de Chile (CTC)	Director
		Telefónica de Puerto Rico (TLD)	Director
		Telecomunicações de São Paulo, S.A. (Telesp)	Director
		Telefónica del Perú	Director
		Telefónica Internacional, S.A.	Director
		Emergia S.A.	Director
Mario Eduardo Vazquez	Accountant	Banco Río de la Plata S.A.	Director
	and Economist	Río Compañía de Seguros S.A.	Chairman
		Portal Universaria Argentina S.A.	Director
		Acsa Loss Control S.A.	Director
		Central Puerto S.A.	Director
		Telefónica de Argentina S.A.	Director
		Telefónica, S.A.	Director
		Debates International Holdings	Director
		Indra Si S.A.	Director
José María Álvarez-Pallette López	Business	Telefónica de España	Director
	Administrator	Telefónica Moviles	Director
		Telefónica Data	Director
		Telefónica Internacional	Director
		Telefónica Publicaciones e Información	Director
		Inmobiliaria Telefónica	Director
		Telecomunicacoes de Sao Paulo TELESP S.A.	Director
Juan Ignacio López Basavilbaso	Engineer	Telefónica de Argentina S.A.	Alternate Director

Name	Profession	Company	Position
		Telefónica Comunicaciones Personales S.A.	Director
		Radio Móvil Digital Argentina S.A.	Director
		Radio Servicios S.A.	Director
		Telefónica Holding de Argentina S.A.	Director
		Telefónica Móviles Argentina S.A.	Director
Juan Carlos Ros Brugueras	Attorney	Telefónica Internacional S.A.	Secretary
		Telefónica de Centroamérica S.A.	Secretary
		Telefónica Internacional de Chile S.A.	Director
		Telecomunicações de São Paulo S.A.	Director
		Telefónica Publicidad e Información Ltda.	Director
		SP Telecomunicações Holding S.A.—Brasil	Director
		Telefónica Larga Distancia de Puerto Rico Inc.	Director
		Telefónica Internacional Holding BV Holanda	Director
		Telefónica Venezuela Holding BV Holanda	Director
		Telefónica Chile Holding BV Holanda	Director
		TPAM ADMINISTRATIVE Services LLC	Secretary
		Communication Technologies Inc	Director
		Telefónica Internacional U.S.A. Inc.	Chairman
		Telefónica Panamericana MCI B.V. Holanda	Director
Manuel Alfredo Alvarez Trongé Zinder	Attorney	Telefónica de Argentina S.A.	Secretary
		TYSSA Telecomunicaciones y Sistemas S.A.	Director and Secretary
		Telefónica Holding de Argentina S.A.	Secretary
		Adquira S.A.	Director
		Telefónica Data Argentina S.A.	Director
		Telefónica Móviles de Argentina S.A	Secretary
		Telefónica Gestion de Servicios Compartidos	Secretary
		Fundación Telefónica de Argentina	Secretary
		Atento Argentina S.A.	Director and Secretary
		Katalyx Argentina S.A.	Director
Uriel Federico O’Farrell	Attorney	Quemquemtreu S.A.	Director
		IX S.A.	Director
		Citelec S.A.	Director
		Transener S.A.	Director
		Transba S.A.	Director
		Petrolera del Conosur S.A.	Director
		Grupo Concesionario del Oeste S.A.	Director
		Royal & SunAlliance S.A.	Director
Juan O’Farrell	Attorney	Telefónica Data de Argentina S.A.	Vice Chairman
		Telefónica Móviles Argentina S.A.	Vice Chairman
		Telefónica Publicidad e Información Argentina S.A.	Vice Chairman
		Petrouruguay S.A.	Director
		Constructora San José Argentina S.A.	Director
		Petrolera del Conosur S.A.	Director
Miguel Alejandro Máximo Tesón	Attorney	BBV Adeslas Salud S.A.	Director
		Eulen Argentina S.A.	Director
		Eulen de Seguridad S.A.	Director
		Village Roadshow	Director
		Grupo Concesionario del Oeste	Director
		KARL S.A.	Director
		Petrolera del Conosur	Director
		Compañía Euromédica de Salud S.A.	Director
		Clínica y Maternidad Santa Isabel S.A.	Director
		Clínica Bazterrica	Director
Carlos Francisco Oteiza Aguirre	Attorney	Village Cinemas S.A.	Director
Mariana Laurence	Attorney	Terra Networks Argentina S.A.	Director
		Bumeran.com Argentina S.A.	Director

Officers

Our principal executive officers are:

Name	Position
José María Alvarez Pallete	Chairman
Mario Eduardo Vazquez	Vice Chairman
Juan Ignacio López Basavilbaso	Chief Financial Officer

For biographical data of the executive officers, see “—Directors, Senior Management and Employees”.

B.	Compensation.

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

During the three-month fiscal year ended December 31, 2002, we did not pay our Board of Directors any compensation. Telefónica Argentina paid its Board of Directors Ps.3 million during its fiscal year ended December 31, 2002. The members of the Supervisory Committee have advised us that they have waived their right to receive fees for the year ended December 31, 2002.

C.	Board Practices.

The Board of Directors’ duties and responsibilities are set forth by Argentine law and our bylaws.

Our Board of Directors is comprised of a minimum of three and a maximum of eight Directors and Alternate Directors. The Directors and Alternate Directors serve one-year renewable terms and are elected at the annual shareholders meeting. The Board of Directors meets quarterly in compliance with Argentine law and also holds meetings when called by any board member.

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

Telefónica Argentina Employees.    At December 31, 2002, Telefónica Argentina had 8,998 full-time employees, 587 temporary employees and 884 trainees. Telefónica Argentina’s subsidiary, Telinver, had 322 full-time employees and 4 trainees as of December 31, 2002.

The following table provides the number of Telefónica Argentina’s unionized, non-unionized, temporary, and trainee employees for the fiscal years ended December 31, 2002, September 30, 2002, 2001 and 2000 (not including Telinver).

	December 31, 2002	September 30, 2002	December 31, 2001	September 30, 2001	September 30, 2000
Unionized	6,546	6,596	6,621	6,761	7,053
Non-unionized	2,452	2,562	2,789	2,919	2,931

	8,998	9,158	9,410	9,680	9,984
Temporary	587	586	659	676	906
Trainees	884	863	1,511	1,579	1,576

Total Number of Employees	10,469	10,607	11,580	11,935	12,466
Technical and Operations	5,784	5,805	5,893	6,050	6,339
Sales and Marketing	602	547	794	845	876
Financial and Administrative Support	2,011	2,153	2,314	2,300	2,390
Customer Service	2,072	2,102	2,579	2,740	2,861

Total:	10,469	10,607	11,580	11,935	12,466

For the fiscal year ended December 31, 2002, the principal components of labor costs were basic wages, overtime and fringe benefits. Telefónica Argentina also incurred certain other related costs, including contributions made to the national pension plan, health plans, family allowances and additional pension contributions and life insurance premiums for employees covered by collective bargaining agreements. Most of these contributions are mandated by law.

On December 31, 2002, approximately 72% of Telefónica Argentina’s permanent employees were union members. All middle and senior management positions are held by non-unionized employees. Benefits under collective bargaining agreements include benefits to employees who retire upon reaching the age of retirement or who become disabled or who die prior to the age of retirement. Telefónica Argentina has calculated its liability relating to such benefits at less than Ps.1 million as of December 31, 2002.

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

E.    Share Ownership.

As of the date of this Transition Report, no director or member of senior management owns any of our capital stock.

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

The following table sets forth certain information regarding the beneficial ownership of our Ordinary Shares and Preferred Shares as of the date hereof by each person known to us to beneficially own 5% or more of each class of the outstanding Ordinary Shares and Preferred Shares as of the date of this Transition Report:

Shareholder	Ordinary Shares (one-vote)	Class A Preferred Shares (one vote)	Class B Preferred Shares (non- voting)	Total Shares	% of Capital	Votes	% of Votes
TIHBV	1,980,655,108	—	—	1,980,655,108	36.3%	1,980,655,108	37.0%
Telefónica Holding	2,653,201,498	—	—	2,653,201,498	48.7%	2,653,201,498	50.0%
Telefónica Internacional	672,546,390	—	—	672,546,390	12.3%	672,546,390	13.0%
WestLB International S.A.	—	17,318,400	127,670,400	144,988,800	2.7%	17,318,400	— (1)

Total	5,306,402,996	17,318,400	127,670,400	5,451,391,796	100.0%	5,323,721,396	100.0%

(1)	Less than 0.005%.

As of the date of this Transition Report, our ordinary capital stock is held by three affiliates of Telefónica: TIHBV, Telefónica Holding and Telefónica Internacional, which together beneficially own 100% of our ordinary capital stock. Telefónica Internacional and TIHBV are wholly owned subsidiaries of Telefónica. Telefónica Internacional is the vehicle through which Telefónica holds the majority of its international investments. The principal shareholder of Telefónica Holding is Telefónica Internacional (with a 99.96% equity interest). See “—Telefónica Holding Transactions”.

During the three-month fiscal year ended December 31, 2002, and the fiscal years ended September 30, 2002, 2001 and 2000, WestLB International S.A. (Luxembourg)’s holdings of preferred stock in us were as follows:

Years Ended	Ordinary Shares (one-vote)	Class A Preferred Shares (one vote)	Class B Preferred Shares (non- voting)	Total Shares	% of Capital	Votes	% of Votes
December 31, 2002	—	17,318,400	127,670,400	144,988,800	2.7%		—
September 30, 2002	—	17,318,400	127,670,400	144,988,800	2.7%		—
December 31, 2001	—	17,318,400	127,670,400	144,988,800	2.7%		—
September 30, 2001	—	17,318,400	127,670,400	144,988,800	2.7%		—
September 30, 2000	—	25,977,600	148,948,800	174,926,400	3.2%		—

There were no changes regarding other shareholders, other than the percentages of capital held by each, which is described below:

	% of Capital
Shareholder	2002	2001	2000
TIHBV	36.3%	36.3%	36.1%
Telefónica Holding	48.7%	48.7%	48.4%
Telefónica Internacional	12.3%	12.3%	12.3%
WestLB International S.A. (Luxembourg)	2.7%	2.7%	3.2%

Total	100.0%	100.0%	100.0%

Preferred Shares

We have preferred stock totaling Ps.39 million. The preferred shares consist of two classes. Class A has a preference over Class B. Such preferred shares are entitled to dividends and amortization once a year. Our preferred stock was originally issued with a redemption value in U.S. dollars but the Public Emergency Law pesified our preferred stock at a Ps.1.00 per U.S.$1.00 exchange rate, subject to an adjustment by the CER accrued until the redemption date. The preferred stock also includes provisions that limit our ability:

•	to control less than a majority of Telefónica Argentina,

•	to make investments other than in the shares of Telefónica Argentina and assets incidental to the holding of the shares in Telefónica Argentina, and

•	to incur debt that shall cause all our debt to exceed at any time U.S.$850 million.

The preferred stock receives dividends and amortization payments on April 30 every year if we have liquid realized profits or free reserves. As we did not have liquid realized profits or free reserves on April 30, 2003, there are accumulated and unpaid but not yet due preferred dividends. According to item 5.a of the preferred shares issuance conditions, the holders of Class A shares of Preferred Stock are entitled to one vote per share as from April 30, 2003, since the tenth dividend payment date for such kind of shares has taken place, and there is preferred capital unredeemed as of such date. Such situation does not constitute a breach of the terms and conditions of the Preferred Shares.

As of the date of this Transition Report we have met all our obligations under the terms and conditions of our Preferred Shares. See Note 5 of our Consolidated Financial Statements.

Telefónica Holding

Telefónica Holding is a holding company primarily engaged, through related companies in the telecommunications business and media business in Argentina.

B.    Related Party Transactions.

Under the Management Contract, Telefónica Argentina’s indirect parent Telefónica manages Telefónica Argentina’s business and provides services, expertise and know-how with respect to the entire range of its business. See Item 4: “Information on Company—Management Contract”. Affiliates of Telefónica and Telefónica Holding are also involved in other investments and operations in the communications and media sector in Argentina and in other countries, some of which may involve or impact Telefónica Argentina.

During the three-month fiscal year/period ended December 31, 2002 and 2001, Telefónica received fees pursuant to the Management Contract of Ps.23 million and Ps.44 million (in constant pesos as of December 31, 2002) respectively.

Telefónica Argentina’s balances with Telefónica and other direct and indirect shareholders of Cointel and their respective affiliates are:

As of December 31, 2002, we had unconsolidated debt outstanding with Telefónica Internacional US$105 million (equivalent to Ps.354 million) of which US$102 million corresponds to the principal amount and approximately US$3 million to interest. Additionally, as of December 31, 2002, we owed approximately Ps.3 million to Telefónica Argentina. See Item 5: “Operations and Financial Review and Prospects—Liquidity”.

No member of the Board of Directors, or member of the Supervisory Committee or any of the officers who report to Supervisory Committee members, responsible for implementing our policy, has incurred any material indebtedness owed to us.

For additional information regarding certain transactions involving Telefónica Argentina, see Item 7: “Major Shareholders and Related Party Transactions” contained in the Transition Report on Form 20-F of Telefónica Argentina filed with the Securities and Exchange Commission on April 15, 2003.

C.    Interests of Experts and Counsel.

Not applicable.

ITEM 8.    FINANCIAL INFORMATION

A.    Consolidated Statements and Other Financial Information.

Our Consolidated Financial Statements, which are set forth in the accompanying Index to Consolidated Financial Statements included in this report, are filed as part of this Transition Report.

Our Legal Proceedings

We are not a party to any material legal proceedings. Telefónica Argentina is a party to or is affected by the legal proceedings described below.

Telefónica Argentina Legal Proceedings

Certain Labor Claims

The Transfer Contract provides that ENTel is liable for all amounts owed in connection with claims based upon ENTel’s contractual and statutory obligations to former ENTel employees, whether or not such claims were made prior to the Transfer Date, if the events giving rise to such claims occurred prior to the Transfer Date. However, using a theory of successor enterprise liability that they assert is based upon generally applicable Argentine labor law, certain former employees of ENTel have brought claims against Telefónica Argentina, arguing that neither the Transfer Contract nor any act of the Argentine government can be raised as a defense to Telefónica Argentina’s joint and several liability under allegedly applicable Argentine labor laws.

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

As of December 31, 2002, the amount of these labor claims including accrued interest and legal expenses totaled approximately Ps. 102 million. Telefónica Argentina has not created any reserve for these claims because (1) pursuant to the Transfer Contract, ENTel has agreed to indemnify Telefónica Argentina in respect of these claims and (2) the Argentine government has assumed joint and several liability with ENTel for the indemnity obligations and has authorized Telefónica Argentina to debit an account of the Argentine government at Banco Nación for any amount payable by Telefónica Argentina in respect to the indemnification.

Under Debt Consolidation Law No. 23,982, ENTel and the Argentine government may discharge their indemnity obligations by the issuance of 16-year Debt Consolidation Bonds. As of December 31, 2002, Telefónica Argentina has paid approximately Ps.6.3 million to satisfy a number of claims. On December 16, 1999, Telefónica Argentina initiated a claim for indemnification and reimbursement in connection with these payments. The case is being argued in court, and no ruling has yet been issued.

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

Telefónica Argentina appealed this decision before the Argentine Supreme Court contesting the arguments stated therein. No decision on the appeal has been rendered as of the date of this Transition Report.

In Telefónica Argentina’s management and legal counsel’s opinion, these claims are without merit and in Telefónica Argentina’s opinion it is remote that the resolution of these issues would have a negative effect on the results of Telefónica Argentina’s operations or Telefónica Argentina’s financial position.

During the normal course of business, Telefónica Argentina is subject to miscellaneous other labor, commercial, tax and regulatory claims. While these actions are being contested, the outcome of such individual matters is not predictable with assurance. Based on management’s assessment regarding the probable loss from such claims and the advice of legal counsel, we have accrued Ps.162 million as of December 31, 2002.

B.    Significant Changes.

On May 22, 2003 we filed with the Securities and Exchange Commission on Form 6-K the unaudited interim financial statements as of March 31, 2003 and for the three-month periods ended March 31, 2003 and 2002.

ITEM 9.    THE OFFER AND LISTING

A.    Offer and Listing Details.

Not applicable.

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

Certain Provisions Regarding Shareholder Rights

As of the date of the filing of the Transition Report, our capital stock is comprised of shares representing capital divided into three classes: common stock, Preferred Class A Shares and Preferred Class B Shares. Capital may be increased up to five-fold and without calling for a bylaws amendment, by a resolution of the annual shareholders’ meeting. Each subscribed common share entitles its holder to one vote. Quorum and majority rules are as prescribed in sections 243 and 244 of Act 19,550 for the relevant shareholders meeting, type of call, and purpose of the meeting.

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

C.    Material Contracts.

Other than the contracts listed as exhibits under Item 19 of this Transition Report, during the past two years we have not entered into any material contracts other than contracts entered into in the ordinary course of business and shareholder loans as described in “Item 5: Operating and Financial Review and Prospects—Liquidity”. A summary of the terms of these contracts is provided below.

Management Contract

Telefónica Argentina is a party to a long-term management contract with Telefónica to provide operating expertise. A summary of terms appears in Item 4: “Information on the Company—Management Contract”.

D.    Exchange Controls.

Since early December 2001, the Argentine authorities implemented a number of monetary and currency exchange control measures that included restrictions on the withdrawal of funds deposited with banks and tight restrictions for making transfers abroad, most restrictions in connection with repayments to foreign creditors having recently been lifted. However, transfers abroad in connection with payments of principal on financial debt prior to the maturity or repayment of interest on financial debt prior to 15 days before its due date requires prior Central Bank approval. These regulations have been changing constantly since they were first promulgated, and we cannot assure you that they will not be putin place again and, if they are, whether they will be made stricter than they were before.

As of June 11, 2003, the selling exchange rate for U.S. dollars on this market was Ps.2.82. The effect of the change in this exchange rate, relative to the exchange rate used in the valuation of foreign currency assets and liabilities, on our consolidated net foreign currency liability as of December 31, 2002, was a decrease in the peso equivalent of around Ps.1,199 million.

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

Anyone may request a copy of these filings by writing or calling us at Avenida Ingeniero Huergo 723, (C1107AOH) Buenos Aires, Argentina, attention: Investor Relations Office, telephone 5411-4332-3890.

I.    Subsidiary Information.

Not applicable.

ITEM 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

We and Telefónica Argentina are exposed to market risk, including changes in interest rates and foreign exchange rates in the normal course of our business.

Our indebtedness decreased in terms of pesos at December 31, 2002 from the end of the previous fiscal year as of September 30, 2002 due to the appreciation of the Argentine peso mentioned elsewhere in this Transition Report . Notwithstanding, as of September 30, 2002, our consolidated total debt in foreign currency was U.S.$2,192 million and as of December 31, 2002 this amount had decreased in terms of U.S. dollars to the equivalent of U.S.$2,182 million. The impact of the appreciation of the peso during the three-month fiscal year ended December 31, 2002 on our net monetary position in foreign currency, net of our exposure to inflation, amounted to a gain of Ps.599 million (in constant pesos as of December 31, 2002). The amount of indebtedness subject to variable rather than fixed interest rates has not changed materially since last year. The increase in the fair value in terms of U.S. dollars is due to the appreciation of the peso during the three-month fiscal year, and a decrease in the discount market rates, mainly as a result of the effect of the stabilization of some indicators of the Argentine economy. Variable interest rate reflected spreads, especially for loans from Telefónica Internacional, which are approximately 800 basis points.

Total interest obligations have not changed materially since September 2002, except for the appreciation of the peso. Material non-U.S. dollar foreign exchange instruments have been hedged as of December 31, 2002, as described below. As discussed below, a swap arrangement hedged the related exposure to yen/U.S. dollar exchange rate fluctuations associated with Telefónica Argentina’s incurrence of long-term yen-denominated debt.

Set forth below is tabular information on our reporting currency, Argentine pesos, with respect to our net debt defined in Debt Obligations and the other instruments less Financial Assets (quasi-currency, current accounts, time deposits, Treasury bills, etc.). The table reflects principal and related exchange rates, broken down in floating rate and fixed rate debts.

SENSITIVITY TO INTEREST RATES AND EXCHANGE RATES—NET DEBT (December 31, 2002)

	MATURITY DATES (in millions of pesos)(8) (10)							FAIR VALUE(9)
	2003	2004	2005	2006	2007	Subsequent	TOTAL	Underlying Debt	Associated Derivatives	TOTAL	Book Value
EUROPE	3	3	3	3	3	48	63	43	-24	19	86
EURO
Fixed Rate	7	8	8	8	8	48	86	43	—	43	86
Interest Rate (%)	1.80	1.80	1.80	1.80	1.80	1.80
Swap Euros	-4.53	-4.53	-4.53	-4.53	-4.53		-23	—	-24	-24	—
AMERICA	3,108	2,089	122	313	55	1,364	7,052	5,663	25	5,687	7,030
PESO DEBT(12)	-31	197	6	6	6	—	183	60	—	60	183
Floating Rate	0	5	0	0	0	0	5	3	—	3
Average Spread–Ref. LIBOR (%)(6)	1.34	1.34	1.34	1.34	1.34	1.34
Fixed Rate	-17	193	6	6	6	—	192	70	—	70	192	(1)
Weighted Average Interest Rate (%)	4.25	9.64	6.00	6.00	6.00	—	—
Quasi-currency (%)	-14	—	—	—	—	—	-14	-14	—	-14	-14
Interest Rate (%)	N/A
USD DEBT	3,139	1,892	116	307	50	1,364	6,868	5,603	25	5,627	6,847	(2)(3)(4)(5)(7)(11)
Floating Rate	3,393	81	76	28	12	4	3,594	3,462	—	3,462	3,594
Average Spread—Ref. LIBOR (%)(6)	8.34	3.39	3.65	4.64	5.58	1.74		—	—
Fixed Rate	-258	1,807	36	274	34	1,360	3,253	2,141	—	2,141	3,253
Weighted Average Interest Rate (%)	3.04	9.86	9.08	9.11	9.00	8.92	—	—	—
Swap Euros	4.33	4.33	4.33	4.33	4.33	—	22	—	25	25	—
TOTAL	3,111	2,093	125	316	59	1,412	7,115	5,705	1	5,706	7,116

(1)	Excludes Ps.14 million corresponding to certain items not considered as financial assets.
(2)	Includes Ps.37 million corresponding to derivative financial instruments classified in other payables in the financial statements as of December 31, 2002.
(3)	Excludes Ps.111 million of accrued interest included in bank and financial payables in the Consolidated Financial Statements as of December 31, 2002.
(4)	Excludes Ps.7 million corresponding to credit balances with banks.
(5)	Net of Ps.350 million of time deposits and treasury bills.
(6)	Is the weighted average interest rate of the outstanding debt as of each date less six months U.S.$ LIBOR as of December 31, 2002 (1.38%).
(7)	Telefónica Argentina has received from a foreign financial institution a credit facility for an amount of U.S.$12 million, which is due for payment in the long term under the originally agreed conditions. Under certain covenants included in the loan agreement and the Argentine economic crisis, the creditor was entitled to declare, upon expiration of the stipulated grace period, the outstanding amount by Telefónica Argentina immediately due and payable. Telefónica Argentina has requested from the creditor a specific waiver regarding such instances of noncompliance, and it was obtained with respect to the financial statements as of December 31, 2002. Telefónica Argentina has classified that amount as current in its Consolidated Financial Statements. Here it is shown as originally scheduled because the creditor has been waiving the above-mentioned covenants.
(8)	Exchange rate as of December 31, 2002: Ps.3.37 = U.S.$1.00.
(9)	We calculate the fair value of the outstanding financial debt (except for bonds) considering the internal rate of return of our bonds due in 2004, 2006 and 2008 or the estimation of that internal rate of return in the yield curve in the case where the debt matures on a different date than the bonds. The bonds are valued at market prices as of December 31, 2002. The market values indicated are based on discount rates that reflect the risks resulting from the current economic situation in Argentina and its ongoing volatility, uncertainty and instability. As a result, such values may not be indicative of a trend or of values in the mid-term future.
(10)	Total does not sum due to rounding.
(11)	We have received from Telefónica International a credit facility for an amount of US$14.5 million, which is due for payment in the long term under originally agreed conditions. Under certain covenants included in the loan agreement and due to the Argentine economic crisis, the creditor has become entitled to declare, upon expiry of the stipulated grace period, the amount owed to be immediately due and payable. We have requested the creditor a specific waiver regarding such instances of noncompliance, and it was obtained. We have classified that amount as current in the financial statements. Here it is shown as originally scheduled because the Lender has been waiving us the abovementioned covenants.
(12)	Includes approximately Ps.39 million of preferred stock.

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

In September 1999, Telefónica Argentina entered into a foreign currency swap agreement with Citibank N.A. to hedge the risk of fluctuations in the yen/U.S. dollar exchange rate in connection with our 8.8 billion Japanese yen loan granted by the Export-Import Bank of Japan. The loan matures in February 2011 and accrues interest at a rate of 2.3% per annum. The swap agreement provides for a fixed exchange rate of 104.25 yen per U.S. dollar. The interest rate paid to Citibank N.A. under the swap agreement during the term of the loan is 7.98% per annum. As of December 31, 2002, the amount of the related liability, taking into account the effect of the swap and the additional interest accrued, amounts to U.S.$86 million. In the table above, this derivative is included in the U.S. dollar amount.

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

Telefónica Argentina also had the equivalent of approximately Ps.232 million, as of December 31, 2002, of trade and other payables denominated in foreign currencies, of which approximately Ps.179 million are U.S. dollar-denominated, as well as approximately Ps.496 million in U.S. dollar-denominated receivables and investments.

Telefónica Argentina’s results of operations are very susceptible to changes in the peso/dollar exchange rate because its primary assets and revenues are denominated in pesos while substantially all of its liabilities are denominated in U.S. dollars.

Interest Rate Sensitivity.    We make interest payments under such debt instruments periodically during the term of debt through maturity. The table does not reflect any prepayment or refinancing of indebtedness that may occur from time to time. Weighted average variable rates in the table are based on LIBOR as of December 31, 2002, which was higher than LIBOR at June 11, 2003 (1.07%), due to a decrease in prevailing interest rates following significant reduction in U.S. rates by the U.S. Federal Reserve Board. At December 31, 2002, approximately 52% of our debt obligations had terms that provide for fixed interest rates. Debt obligations with variable interest rates are based on LIBOR plus specified margins.

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

Our chairman and our chief financial officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in the U.S. Securities Exchange Act of 1934 under Rules 13a-14(c)) within 90 days of the date of this Transition Report, have concluded that, as of that date, our disclosure controls and procedures were effective to ensure that material information relating to us was made known to them by others within our company, particularly during the period in which this Transition Report and accounts were being prepared.

There were no significant changes in our internal controls or in other factors that could significantly affect these controls and procedures subsequent to the date our chief executive officer and our chief financial officer completed their evaluation, nor were there any significant deficiencies or material weaknesses in our internal controls and procedures requiring corrective actions.

ITEM 16. [RESERVED.]

PART III

ITEM 17. FINANCIAL STATEMENTS.

The registrant has responded to Item 18 in lieu of responding to this Item.

ITEM 18. FINANCIAL STATEMENTS.

COMPAÑÍA INTERNACIONAL DE TELECOMUNICACIONES S.A.

Consolidated Financial Statements as of December 31, 2002 and 2001 (unaudited) and as of September 30, 2002 and for the Three-Month Fiscal Year ended December 31, 2002, the unaudited Three-Month Period ended December 31, 2001 and the fiscal year ended September 30, 2002, 2001 and 2000

Reports of independent public accountants on annual financial statements	AR-1
Consolidated Balance Sheets as of December 31, 2002 and 2001 (unaudited) and as of September 30, 2002	F-2

Consolidated Statements of Operations for the Three-Month Fiscal Year Ended December 31, 2002, the Three-Month Period Ended December 31, 2001 and the Fiscal Years Ended September 30, 2002, 2001 and 2000

F-3

Consolidated Statements of Shareholders’ Equity for the Three-Month Fiscal Year Ended December 31, 2002, the unaudited Three-Month Period Ended December 31, 2001 and the Fiscal Years Ended September 30, 2002, 2001 and 2000

F-4

Consolidated Statements of Cash Flows for the Three-Month Fiscal Year Ended December 31, 2002, the unaudited Three-Month Period Ended December 31, 2001 and the Fiscal Years Ended September 30, 2002, 2001 and 2000

F-9

Notes to the Consolidated Financial Statements as of December 31, 2002 and 2001 (unaudited) and as of September 30, 2002 and for the three-month fiscal year ended December 31, 2002, the three-month period ended December 31, 2001 (unaudited) and the fiscal years ended September 30, 2002, 2001 and 2000

F-11

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

8.1	List of subsidiaries

99.1	Vice Chairman Certification of Transition Report

99.2	CFO Certification of Transition Report

*	Incorporated by reference to our Annual report filed with the Securities and Exchange Commission on April 15, 2003.
**	Incorporated by reference to the Registration Statement on Form F-1 of Telefónica de Argentina S.A. filed with the Securities and Exchange Commission on October 28, 1993 (Registration No. 33-70982).

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all requirements for filing on Form 20-F and has duly caused this Transition Report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAÑÍA INTERNACIONAL DE
TELECOMUNICACIONES S.A.

By:	/s/ Juan Ignacio López Basavilbaso
Name: Juan Ignacio López Basavilbaso
Title: Chief Financial Officer

Dated: June 17, 2003

CERTIFICATION

I, Mario Eduardo Vazquez, certify that:

1.	I have reviewed this transition report on Form 20-F of COMPAÑÍA INTERNACIONAL DE TELECOMUNICACIONES S.A.;

2.	Based on my knowledge, this transition report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this transition report;

3.	Based on my knowledge, the financial statements, and other financial information included in this transition report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this transition report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

(a)	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this transition report is being prepared;

(b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this transition report (the “Evaluation Date”); and

(c)	presented in this transition report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

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

6.	The registrant’s other certifying officers and I have indicated in this transition report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 17, 2003

By:	/s/ Mario Eduardo Vazquez
Name: Mario Eduardo Vazquez
Title: Vice Chairman

CERTIFICATION

I, Juan Ignacio López Basavilbaso, certify that:

1.	I have reviewed this transition report on Form 20-F of COMPAÑÍA INTERNACIONAL DE TELECOMUNICACIONES S.A.;

2.	Based on my knowledge, this transition report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this transition report;

3.	Based on my knowledge, the financial statements, and other financial information included in this transition report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this transition report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

(a)	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this transition report is being prepared;

(b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this transition report (the “Evaluation Date”); and

(c)	presented in this transition report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

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

6.	The registrant’s other certifying officers and I have indicated in this transition report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 17, 2003

By:	/s/ Juan Ignacio López Basavilbaso
Name: Juan Ignacio López Basavilbaso
Title: Chief Financial Officer

INDEPENDENT PUBLIC ACCOUNTANT’S REPORT

To the Board of Directors of

Compañía Internacional de Telecomunicaciones S.A.

1.	We have audited the accompanying consolidated balance sheets of Compañía Internacional de Telecomunicaciones S.A. (“the Company”—an Argentine Corporation) and its consolidated subsidiary Telefónica de Argentina S.A. (“Telefónica”) as of December 31, 2002 and September 30, 2002 and the related consolidated statements of operations, cash flows and changes in shareholders’ equity for the three-month fiscal year and the fiscal year then ended, all expressed in constant Argentine pesos (see note 2.2. to the accompanying consolidated financial statements), prepared in accordance with generally accepted accounting principles applicable to consolidated financial statements in Argentina approved by the Professional Council of Economic Sciences of the City of Buenos Aires (“CPCECABA”).

2.	The financial statements mentioned in paragraphs 1 and 6 are the responsibility of the Company’s management. Our responsibility is to express an opinion on the consolidated financial statements mentioned in paragraph 1, and on the adjustments referred to in paragraph 7, based on our audits with the scope mentioned in paragraph 3.

3.	We conducted our audits in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

4.	We have not audited the financial statements of Telinver S.A. (a consolidated subsidiary of Telefónica) as of December 31, 2002 and September 30, 2002 that were used by Telefónica to prepare the consolidated financial statements of Telefónica with its subsidiary as of those dates. The negative equity interest in Telinver S.A. as of December 31, 2002 and September 30, 2002 amounted to $29 million and $31 million, respectively (amounts calculated considering the Company’s indirect ownership interest in such company), and the net income (loss) computed in the consolidated financial statements for the investment in this company amounted to $1 million and $(87) million (amounts calculated considering the Company’s indirect ownership interest in such company), respectively. The financial statements of Telinver S.A. for the fiscal year ended December 31, 2002 and for the nine-month period ended September 30, 2002 were audited by other auditors who issued their reports, which have been provided to us by the Company, dated January 30, 2003 and November 4, 2002, respectively, expressing an unqualified opinion according to generally accepted auditing standards in the United States of America. Those auditors also included an explanatory paragraph in their reports relating to uncertainties for the existence of substantial doubt about Telinver S.A.’s ability to continue as a going concern. Our opinion included in paragraph 5 of this report, insofar as it relates to the amounts included for Telinver S.A., is based on the reports of those auditors.

5.	In our opinion, the consolidated financial statements mentioned in paragraph 1 present fairly, in all material respects, the financial position of the Company and its consolidated subsidiary as of December 31, 2002 and September 30, 2002 and the results of their operations and their cash flows for the three-month fiscal year and the fiscal year then ended, in conformity with generally accepted accounting principles applicable to consolidated financial statements in Argentina approved by the CPCECABA.

6.

The Company’s consolidated financial statements as of and for the fiscal years ended September 30, 2001 and 2000, before their restatement in constant Argentine pesos of December 31, 2002, and the computation of retroactive reclassifications as described in note 2.7 to the accompanying consolidated financial statements and the effects of the adoption of the new Argentine professional accounting principles mandatorily effective to the Company as from the three-month fiscal year ended December 31, 2002 (see paragraph 7 of this report), that are presented for comparative purposes, were audited by other auditors who were members of an international firm that has ceased operations. Those auditors expressed an unqualified opinion according to generally accepted auditing standards in the United States of America on such consolidated financial statements, as stated in their report dated November 16, 2001 (February 26, 2002 with respect to the matters discussed in note 22 to such financial statements) and included explanatory paragraphs in their report for uncertainties related to the existence of a substantial doubt about the Company’s and Telefónica’s ability to continue as a going concern, as well as a description of certain measures adopted by the Argentine Government in response to the Argentine economic crisis, the fact that the recoverability of the booked value of fixed assets of Telefónica’s telecommunication business as of September 30, 2001 depended on the outcome of the ongoing renegotiation of rates and that the effect of the devaluation of the Argentine Peso could cause the Company’s shareholders’ equity to become negative.

7.	Note 2.4 to the consolidated financial statements describes the modifications introduced by new professional accounting principles in Argentina approved by the CPCECABA applicable to the Company. The consolidated financial statements as of and for the fiscal years ended September 30, 2001 and 2000 were restated by the Company to give effect to those principles modifications, which are mandatory as of December 31, 2002. We audited the adjustments described in note 2.4 that were applied to restate the Company’s consolidated financial statements as of September 30, 2001 and 2000. In our opinion, such adjustments are appropriate and have been properly applied. However, we were not engaged to audit, review or apply any procedures to such consolidated financial statements of the Company other than with respect to such adjustments and, accordingly, we do not express an opinion or any other form of assurance on the financial statements as of September 30, 2001 and 2000, taken as a whole.

8.	During 2002 a deep change was implemented in the economic model of Argentina, as well as in the Convertibility Law that was in place since March 1991 (whereby the Argentine peso was pegged at parity with the US dollar). The main consequences of the set of measures adopted by the Argentine Federal Government are (a) the devaluation of the Argentine peso with respect to the US dollar and conversion into pesos of certain assets and liabilities originally denominated in foreign currency; (b) the default on the payment of the Government’ internal and external debt; (c) the introduction of monetary exchange control measures of foreign currency (subsequently, on May 6, 2003, as described in note 21 to the consolidated financial statements, such restrictions have been substantially lifted); (d) the increase in domestic prices, and (e) in the case of Telefónica, the need to renegotiate with the Government future rates that Telefónica will charge to its customers for telecommunications services. As a result of the need to renegotiate with the Government future rates, the amount of future telecommunications service revenues and net cash flows cannot be predicted with certainty. As of December 31, 2002 the recoverability of the net amount booked in fixed assets corresponding to the telecommunications business and minimum presumed income tax credit, totaling $5,447 million and $31 million, respectively (amounts calculated considering the Company’s ownership interest in Telefónica) and of the booked amount of goodwill related to the Company´s investment in Telefónica as of December 31, 2002 of $343 million, may be affected by the outcome of the rate renegotiation and the resulting impact on Telefónica’s operations. Future negative economic developments may result in the adoption of further measures by the Argentine Government, including changes to those measures already adopted. Note 21 to the consolidated financial statements includes references to the notes where the impact on the consolidated financial statements of the measures implemented by the Argentine Government is described.

9.

The consolidated financial statements as of December 31, 2002 and September 30, 2002 have been prepared assuming that the Company and Telefónica will continue as a going concern. As discussed in note 8.1 to the accompanying consolidated financial statements, as of December 31, 2002 consolidated current assets in foreign currency are lower than consolidated current liabilities in foreign currency and it is uncertain whether the Company and Telefónica will obtain refinancing or additional credit lines to be able to pay their current debt. The situations described above and the potential adverse effect of the outcome of the pending rate negotiation mentioned in paragraph 8, give rise to a substantial doubt about the ability of the Company and Telefónica to continue as a going concern. Management´s plans concerning these matters are also described in notes 8.1 and 12 to the consolidated financial statements. The consolidated financial statements as of December 31, 2002 and September 30, 2002 do not include any adjustments or reclassifications that might result from the outcome of these uncertainties.

10.	Accounting principles generally accepted applicable to consolidated financial statements in Argentina vary, in certain significant respects, from generally accepted accounting principles in the United States of America. The application of the latter would have affected the determination of net income (loss) for the three-month fiscal year ended December 31, 2002 and the fiscal year ended September 30, 2002, and the determination of shareholders’ equity and financial position at December 31, 2002 and September 30, 2002, to the extent summarized in Note 22 to the accompanying consolidated financial statements.

Buenos Aires,

June 13, 2003

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

Tel. (54-11) 4319-4600

Fax (54-11) 4315-6448/9

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of

Telinver S.A.

In our opinion, the accompanying balance sheet and the related statement of operations, of changes in shareholders’ deficit and of cash flows present fairly, in all material respects, the financial position of Telinver S.A. at December 31, 2002, and the result of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in Argentina. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion. The financial statements of Telinver S.A. at December 31, 2001, were audited by other independent accountants who have ceased operations. Those independent accountants expressed an unqualified opinion including an explanatory paragraph describing an uncertainty about the entity’s ability to continue as a going concern on those financial statements in their report dated February 26, 2002.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company’s continuation as a going concern is dependent upon, among other things, the achievement of future profitable operations and the ability to generate sufficient cash from operations, public and private financing and other funding sources to meet its obligations. As discussed in Notes 7 and 11 to the financial statements, the Company has a Ps.45.1 million shareholders’ deficit and a Ps.80.4 million working capital deficiency at December 31, 2002. In addition, the Company has suffered a Ps.122.2 million net loss and a Ps.14.6 million operating loss during the year then ended. Furthermore, as described in Note 15 to the financial statements, during the year ended December 31, 2002, the Company was negatively impacted by the Argentine’s government’s adoption of various economic measures and the devaluation of the Argentine peso. These circumstances raise substantial doubt about the Company’s ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Accounting principles generally accepted in Argentina vary in certain important respects from accounting principles generally accepted in the United States of America and as allowed by Item 18 to Form 20-F. The application of the latter would have affected the determination of net loss for the year ended December 31, 2002 and the determination of total shareholders’ deficit as of December 31, 2002 to the extent summarized in Note 16 to the financial statements.

/s/ Pricewaterhouse Coopers

Buenos Aires, Argentina

January 30, 2003

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

5. The financial statements as of September 30, 2001 have been prepared assuming that the Company and Telefónica will continue as a going concern. As discussed in paragraph 3. and further in Note 22. to the accompanying consolidated financial statements, subsequent to November 16, 2001, the date of our original report, a deep change has been implemented in the economic model of Argentina, as well as in the Convertibility Law that was in place since March 1991 (whereby the Argentine peso was pegged at parity with the US dollar). The Company’s consolidated current assets in foreign currency are lower than the respective current liabilities in foreign currency as of September 30, 2001 and it is uncertain whether, owing to the macroeconomic situation described in Note 22., the Company and Telefónica will obtain refinancing or additional credit lines to be able to pay their current debts or whether the Banco Central de la República Argentina will authorize transfers abroad to pay to foreign creditors. The situations described above and the potential adverse effect of the outcome of the pending rate negotiation of Telefónica mentioned in paragraph 3., give rise to a substantial doubt about the Company and Telefónica’s ability to continue as a going concern. The financial statements as of September 30, 2001 do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result from the outcome of these uncertainties.

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
EDUARDO C. CODURI Partner Certified Public Accountant Buenos Aires University C.P.C.E.C.F. Vol. 163—Fol. 202

COMPAÑIA INTERNACIONAL DE TELECOMUNICACIONES S.A.

Consolidated Financial Statements as of

December 31, 2002 and 2001 (unaudited) and as of September 30, 2002 and for the three-month fiscal year ended December 31, 2002,

the three-month period ended December 31, 2001 (unaudited)

and the fiscal years ended September 30, 2002, 2001 and 2000

COMPAÑIA INTERNACIONAL DE TELECOMUNICACIONES S.A.

Registered Address: Av. Ingeniero Huergo 723—Ground floor, Buenos Aires(1)

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2002 AND 2001 AND AS OF SEPTEMBER 30, 2002

AND FOR THE THREE-MONTH FISCAL YEAR ENDED DECEMBER 31, 2002(2),

THE THREE-MONTH PERIOD ENDED DECEMBER 31, 2001

AND THE FISCAL YEARS ENDED SEPTEMBER 30, 2002, 2001 AND 2000

Principal Business:	Direct or indirect participation in businesses related to the areas of telecommunications, media and energy.

Registration with the Public Registry of Commerce:

—    Of the articles of incorporation: October 4, 1990.

—    Of the last change to the bylaws: January 21, 2003(2).

Registration number with the “Inspección General de Justicia” (“IGJ” the governmental regulatory agency of corporations): 1,528,250.

Duration of the corporation: through October 1, 2089.

Fiscal year-end: December 31(2).

Capital structure: See Note 6.

(1)	Corresponding to the new Company’s corporate address, which was changed by the Board of Directors on April 7, 2003.
(2)	See Note 2.3.

MARIO EDUARDO VAZQUEZ Vicepresident

COMPAÑIA INTERNACIONAL DE TELECOMUNICACIONES S.A.

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2002 AND 2001 AND AS OF SEPTEMBER 30, 2002

Amounts stated in millions of constant Argentine pesos of December 31, 2002—see Note 2.2.

(See Notes 2.1. and 2.4.)

	December 31, 2002	December 31, 2001	September 30, 2002
		(unaudited)
CURRENT ASSETS
Cash and banks (Note 3.1.a)	46	82	61
Investments (Note 24.a) and b)	351	70	290
Trade receivables (Note 3.1.b)	313	1,408	421
Other receivables (Note 3.1.c)	193	216	198
Inventories (Note 3.1.d)	17	39	45
Other assets (Note 3.1.e)	3	—	3

Total current assets	923	1,815	1,018

NONCURRENT ASSETS
Trade receivables (Note 3.1.b)	5	24	7
Other receivables (Note 3.1.c)	112	130	125
Investments (Note 24.a)	18	16	19
Fixed assets (Note 24.c)	8,417	9,649	8,702
Intangible assets and deferred charges (Note 24.d)	86	77	81

Subtotal	8,638	9,896	8,934

Goodwill on investments in companies (Note 3.1.k)	343	398	349

Total noncurrent assets	8,981	10,294	9,283

Total assets	9,904	12,109	10,301

CURRENT LIABILITIES
Trade payables (Note 3.1.f)	415	677	462
Bank and other financial payables (Note 3.1.g)	3,661	2,664	4,045
Payroll and social security taxes payable (Note 3.1.h)	72	143	74
Taxes payable (Note 3.1.i)	95	214	79
Other payables (Note 3.1.j)	54	116	57
Reserves (Note 24.e)	3	6	2

Total current liabilities	4,300	3,820	4,719

NONCURRENT LIABILITIES
Trade payables (Note 3.1.f)	68	70	69
Bank and other financial payables (Note 3.1.g)	3,876	2,693	4,224
Payroll and social security taxes payable (Note 3.1.h)	28	85	33
Taxes payable (Note 3.1.i)	—	50	—
Other payables (Note 3.1.j)	65	113	71
Reserves (Note 24.e)	159	194	127

Total noncurrent liabilities	4,196	3,205	4,524

Total liabilities	8,496	7,025	9,243
MINORITY INTEREST IN SUBSIDIARIES	842	2,032	741
SHAREHOLDERS’ EQUITY (per related statement)	566	3,052	317

Total liabilities, minority interest in subsidiaries and shareholders’ equity	9,904	12,109	10,301

The accompanying Notes 1 to 26 are an integral part of these financial statements.

MARIO EDUARDO VAZQUEZ Vicepresident

COMPAÑIA INTERNACIONAL DE TELECOMUNICACIONES S.A.

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE THREE-MONTH FISCAL YEAR ENDED DECEMBER 31, 2002,

THE THREE-MONTH PERIOD ENDED DECEMBER 31, 2001

AND THE FISCAL YEARS ENDED SEPTEMBER 30, 2002, 2001 AND 2000(1)

Amounts stated in millions of constant Argentine pesos of December 31, 2002, except for per share amounts which are stated in Argentine pesos, see Note 2.2.

(See Notes 2.1. and 2.4.)

	December 31, 2002	December 31, 2001	September 30, 2002	September 30, 2001	September 30, 2000
		(unaudited)
NET REVENUES	620	1,414	3,832	6,112	6,453
COST OF SERVICES PROVIDED (Note 3.1.l)	(498)	(763)	(2,459)	(3,094)	(3,734)

Gross profit	122	651	1,373	3,018	2,719
ADMINISTRATIVE EXPENSES (Note 24.h)	(100)	(153)	(489)	(625)	(493)
SELLING EXPENSES (Note 24.h)	(69)	(382)	(752)	(912)	(456)
DEPRECIATION OF GOODWILL ON INVESTMENTS IN COMPANIES (Note 3.1.k.)	(6)	(9)	(52)	(29)	(37)

Operating (loss) income	(53)	107	80	1,452	1,733
GAIN (LOSS) ON EQUITY INVESTMENTS	1	(9)	(8)	(4)	(9)
FINANCIAL INCOME (LOSS) ON ASSETS, NET (Note 24.h)	45	15	(744)	(105)	205
FINANCIAL INCOME (LOSS) ON LIABILITIES, NET (Note 24.h)	407	(105)	(3,296)	(475)	(497)
UNUSUAL ITEMS (Note 24.h)	—	—	—	(15)	—
OTHER EXPENSES, NET (Note 24.h)	(51)	(52)	(153)	(247)	(327)

Income (loss) for the year/period before income tax and minority interest in subsidiaries	349	(44)	(4,121)	606	1,105
INCOME TAX (Note 2.5.k)	—	(168)	(119)	(280)	(391)
MINORITY INTEREST IN SUBSIDIARIES	(100)	12	1,305	(267)	(358)

Net income (loss) for the year/period from continuing operations	249	(200)	(2,935)	59	356
NET LOSS OF TELEFONICA’S SPUN-OFF BUSINESSES (Note 4.2.)	—	—	—	(15)	(24)

Net income (loss) for the year/period	249	(200)	(2,935)	44	332

Net earnings (losses) per common share for the year/period(2)	0.047	(0.038)	(0.553)	0.008	0.063

(1)	See Note 2.3.
(2)	Basic and diluted earnings (loss) per common share, stated in Argentine pesos, calculated considering Cointel’s net income (loss) for the year/period after deducting preferred dividends, divided by the average number of common shares of the year/period (see Note 5.).

The accompanying Notes 1 to 26 are an integral part of these financial statements.

MARIO EDUARDO VAZQUEZ Vicepresident

COMPAÑIA INTERNACIONAL DE TELECOMUNICACIONES S.A.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE THREE-MONTH FISCAL YEAR ENDED DECEMBER 31, 2002(a)

Amounts stated in millions of constant Argentine pesos of December 31, 2002—see Note 2.2.

(See Notes 2.1. and 2.4.)

	Shareholders’ contributions
	Common			Preferred
	Capital stock			Capital stock
Description	Face value	Adjustment to capital stock	Premium on share issue	Face value	Adjustment to capital stock	Adjustment to Redemption value	Subtotal
Balances as of September 30, 2002	531	1,549	34	14	44	(20)	2,152
Adjustment to preferred stock’s redemption value(b)	—	(1)	—	—	—	1	—
Net income for the three-month fiscal year ended December 31, 2002	—	—	—	—	—	—	—

Balances as of December 31, 2002	531	1,548	34	14	44	(19)	2,152

	Retained earnings (losses)				Total
Description	Legal reserve	Reserve for Future Dividends	Unappropriated earnings (losses)
Balances as of September 30, 2002	224	832	(2,891)		317
Adjustment to preferred stock’s redemption value(b)	—	—	—		—
Net income for the three-month fiscal year ended December 31, 2002	—	—	249		249

Balances as of December 31, 2002	224	832	(2,642	)(c)	566

(a)	See Note 2.3.
(b)	See Note 5.
(c)	See Note 20.

The accompanying Notes 1 to 26 are an integral part of these financial statements.

MARIO EDUARDO VAZQUEZ Vicepresident

COMPAÑIA INTERNACIONAL DE TELECOMUNICACIONES S.A.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE THREE-MONTH PERIOD ENDED DECEMBER 31, 2001 (unaudited)

Amounts stated in millions of constant Argentine pesos of December 31, 2002—see Note 2.2.

(See Notes 2.1. and 2.4.)

	Shareholders’ contributions
	Common			Preferred
	Capital stock			Capital stock
Description	Face value	Adjustment to capital stock	Premium on share issue	Face value	Adjustment to capital stock	Adjustment to redemption value	Subtotal
Balances as of September 30, 2001	531	1,527	34	14	44	2	2,152
Net loss for the three-month period ended December 31, 2001	—	—	—	—	—	—	—

Balances as of December 31, 2001	531	1,527	34	14	44	2	2,152

	Retained earnings (losses)			Total
Description	Legal reserve	Reserve for future dividends	Unappropriated earnings (losses)
Balances as of September 30, 2001	224	832	44	3,252
Net loss for the three-month period ended December 31, 2001	—	—	(200)	(200)

Balances as of December 31, 2001	224	832	(156)	3,052

The accompanying Notes 1 to 26 are an integral part of these financial statements.

MARIO EDUARDO VAZQUEZ Vicepresident

COMPAÑIA INTERNACIONAL DE TELECOMUNICACIONES S.A.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEAR ENDED SEPTEMBER 30, 2002

Amounts stated in millions of constant Argentine pesos of December 31, 2002—see Note 2.2.

(See Notes 2.1. and 2.4.)

	Shareholders’ contributions
	Common			Preferred			Subtotal
	Capital stock	Adjustment to capital stock	Premium on share issue	Capital stock
Description	Face value			Face value	Adjustment to capital stock	Adjustment to redemption value
Balances as of September 30, 2001	531	1,527	34	14	44	2	2,152
Adjustment to preferred stock’s redemption value(a)	—	22	—	—	—	(22)	—
Net loss for the fiscal year ended September 30, 2002	—	—	—	—	—	—	—

Balances as of September 30, 2002	531	1,549	34	14	44	(20)	2,152

	Retained earnings (losses)			Total
Description	Legal Reserve	Reserve for future dividends	Unappropriated earnings (losses)
Balances as of September 30, 2001	224	832	44	3,252
Adjustment to preferred stock’s redemption value(a)	—	—	—	—
Net loss for fiscal year ended September 30, 2002	—	—	(2,935)	(2,935)

Balances as of September 30, 2002	224	832	(2,891)	317

(a)	See Note 5.

The accompanying Notes 1 to 26 are an integral part of these financial statements.

MARIO EDUARDO VAZQUEZ Vicepresident

COMPAÑIA INTERNACIONAL DE TELECOMUNICACIONES S.A.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEAR ENDED SEPTEMBER 30, 2001

Amounts stated in millions of constant Argentine pesos of December 31, 2002—see Note 2.2.

(See Notes 2.1. and 2.4.)

Shareholders’ contributions
	Common			Preferred			Subtotal
	Capital stock	Adjustment to capital stock	Premium on share issue	Capital stock
Description	Face value			Face value	Adjustment to capital stock	Adjustment to redemption value
Balances as of September 30, 2000	531	1,527	34	17	53	2	2,164
Resolutions approved by the Regular Shareholders’ Meeting of December 18, 2000:
—Legal Reserve	—	—	—	—	—	—	—
—Reserve for future dividends	—	—	—	—	—	—	—
Resolutions approved by the Special Shareholders’ Meeting of April 30, 2001:
—Redemption of preferred stock	—	—	—	(3)	(9)	—	(12)
—Cash dividend, Class A preferred shares	—	—	—	—	—	—	—
—Cash dividend, Class B preferred shares	—	—	—	—	—	—	—
Effect of Telefónica’s spun-off businesses	—	—	—	—	—	—	—
Net income for the year ended September 30, 2001	—	—	—	—	—	—	—

Balances as of September 30, 2001	531	1,527	34	14	44	2	2,152

	Retained earnings (losses)			Total
Description	Legal reserve	Reserve for future dividends	Unappropriated earnings (losses)
Balances as of September 30, 2000	208	557	307	3,236
Resolutions approved by the Regular Shareholders’ Meeting of December 18, 2000:
—Legal Reserve	16	—	(16)	—
—Reserve for future dividends	—	281	(281)	—
Resolutions approved by the Special Shareholders’ Meeting of April 30, 2001:
—Redemption of preferred stock	—	—	—	(12)
—Cash dividend, Class A preferred shares	—	(1)	—	(1)
—Cash dividend, Class B preferred shares	—	(5)	—	(5)
Effect of Telefónica’s spun-off businesses	—	—	(10)	(10)
Net income for the year ended September 30, 2001	—	—	44	44

Balances as of September 30, 2001	224	832	44	3,252

The accompanying Notes 1 to 26 are an integral part of these financial statements.

MARIO EDUARDO VAZQUEZ Vicepresident

COMPAÑIA INTERNACIONAL DE TELECOMUNICACIONES S.A.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEAR ENDED SEPTEMBER 30, 2000

Amounts stated in millions of constant Argentine pesos of December 31, 2002—see Note 2.2.

(See Notes 2.1. and 2.4.)

Shareholders’ contributions
	Common			Preferred			Subtotal
	Capital stock	Adjustment to capital stock	Premium on share issue	Capital stock
Description	Face value			Face value	Adjustment to capital stock	Adjustment to redemption value
Balances as of September 30, 1999	531	1,527	34	20	62	2	2,176
Modification of Balances as of September 30, 1999 (see Note 2.4.a)2.	—	—	—	—	—	—	—

Modified Balances as of September 30, 1999	531	1,527	34	20	62	2	2,176
Resolutions approved by the Regular Shareholders’ Meeting of December 21, 1999:
—Legal Reserve	—	—	—	—	—	—	—
—Reserve for future dividends	—	—	—	—	—	—	—
Board of directors’ resolutions of January 11 and July 21, 2000 voting cash dividends (0.03 (a) per share)	—	—	—	—	—	—	—
Resolutions approved by the Special Shareholders’ Meeting of April 30, 2000:
—Redemption of preferred stock	—	—	—	(3)	(9)	—	(12)
—Cash dividend, Class A preferred shares	—	—	—	—	—	—	—
—Cash dividend, Class B preferred shares	—	—	—	—	—	—	—
Net income for the year ended September 30, 2000	—	—	—	—	—	—	—

Balances as of September 30, 2000	531	1,527	34	17	53	2	2,164

	Retained earnings (losses)			Total
Description	Legal reserve	Reserve for future dividends	Unappropriated earnings (losses)
Balances as of September 30, 1999	193	573	308	3,250
Modification of Balances as of September 30, 1999 (see Note 2.4.a)2.	—	—	(26)	(26)

Modified Balances as of September 30, 1999	193	573	282	3,224
Resolutions approved by the Regular Shareholders’ Meeting of December 21, 1999:
—Legal Reserve	15	—	(15)	—
—Reserve for future dividends	—	292	(292)	—
Board of directors’ resolutions of January 11 and July 21, 2000 voting cash dividends (0.03 (a) per share)	—	(301)	—	(301)
Resolutions approved by the Special Shareholders’ Meeting of April 30, 2000:
—Redemption of preferred stock	—	—	—	(12)
—Cash dividend, Class A preferred shares	—	(1)	—	(1)
—Cash dividend, Class B preferred shares	—	(6)	—	(6)
Net income for the year ended September 30, 2000	—	—	332	332

Balances as of September 30, 2000	208	557	307	3,236

(a)	Historical value.

The accompanying Notes 1 to 26 are an integral part of these financial statements.

MARIO EDUARDO VAZQUEZ Vicepresident

COMPAÑIA INTERNACIONAL DE TELECOMUNICACIONES S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS(1)(9)

FOR THE THREE-MONTH FISCAL YEAR ENDED DECEMBER 31, 2002(2),  THE THREE-MONTH PERIOD ENDED DECEMBER 31, 2001 AND

THE FISCAL YEARS ENDED SEPTEMBER 30, 2002, 2001 AND 2000

Amounts stated in millions of constant Argentine pesos of December 31, 2002—see Note 2.2.

(See Notes 2.1. and 2.4.)

	December 31, 2002	December 31, 2001	September 30, 2002	September 30, 2001	September 30, 2000
		(unaudited)
CHANGES IN CASH AND CASH EQUIVALENTS
Cash and cash equivalents at end of year/period	397	152	351	71	881
Cash and cash equivalents at beginning of year	351	71	71	881	477

Increase (decrease) in cash and cash equivalents	46	81	280	(810)	404

CAUSES OF CHANGES IN CASH AND CASH EQUIVALENTS
Cash flows from continuing operating activities:
Net income (loss) for the year/period	249	(200)	(2,935)	44	332
Net loss of Telefónica’s spun off businesses	—	—	—	15	24
Adjustments to reconcile net income (loss) for year/period to net cash provided by continuing operating activities:
Income tax	—	168	119	280	391
Financial expenses(3)	(620)	20	3,260	168	(83)
Fixed assets depreciation	311	362	1,394	1,338	1,510
Material consumption	10	13	65	66	56
Net book value of fixed assets retired	2	—	4	24	57
Net book value of goodwill on investment in companies retired	—	—	6	—	—
Depreciation of intangible assets and deferred charges	4	2	14	19	26
Depreciation of goodwill on investments in companies	6	9	52	29	37
Cost of goods sold	29	19	23	172	107
Increase in allowances and reserves(4)	58	280	539	452	259
(Income) / Loss on equity investments	(1)	9	8	4	9
Holding (gain) losses in inventories	(1)	—	10	—	—
Minority interest in subsidiaries	100	(12)	(1,305)	267	358
Payment of dividends to minority shareholders	—	(115)	(115)	(161)	(320)
Impairment in value of inventories	—	—	—	24	7
Decrease in noncurrent investments	—	—	—	—	41
Changes in assets and liabilities:
Trade receivables	142	(119)	55	(267)	(577)
Other receivables(8)	78	(32)	(57)	(204)	(18)
Inventories	1	(4)	(24)	(175)	(145)
Trade payables	(45)	35	(109)	(207)	(137)
Payroll and social security taxes payable	(9)	4	6	(83)	15
Taxes payable	(75)	32	(130)	17	58
Other payables	(8)	22	(14)	8	11
Reserves	—	—	—	—	(4)
Interest collected	20	7	28	36	34
Income tax paid	—	(84)	(38)	(400)	(403)

Total cash flows from continuing operating activities	251	416	856	1,466	1,645

Cash flows used in investing activities:
Increase on equity investments	—	—	—	(11)	(20)
Increase in other noncurrent investments	—	—	—	(65)	20
Purchases of fixed assets(5)(6)	(37)	(208)	(306)	(844)	(943)

Total cash flows used in continuing investing activities	(37)	(208)	(306)	(920)	(943)

Cash flows (used in) provided by continuing financing activities:
Increase in bank and other financial payables	33	181	299	3,588	3,956
Decrease in bank and other financial payables	—	(259)	(265)	(4,350)	(2,862)
Redemption of preferred stock	—	—	—	(12)	(12)
Payment of cash dividends	—	—	—	(6)	(308)
Increase in intangible assets(7)	(8)	—	(5)	(13)	—
Interest paid	(193)	(49)	(299)	(580)	(583)

Total cash flows (used in) provided by continuing financing activities	(168)	(127)	(270)	(1,373)	191
Spun-off assets	—	—	—	(144)	—
Cash flows provided by (used in) Telefónica’s spun-off businesses	—	—	—	161	(489)

Total increase (decrease) in cash and cash equivalents	46	81	280	(810)	404

MARIO EDUARDO VAZQUEZ Vicepresident

(1)	Cash and cash equivalents (current investments) with an original maturity not exceeding three months are considered to be cash and cash equivalents which totals: (i) 46 million and 351 million, respectively, as of December 31, 2002; and (ii) 61 million and 290 million, respectively, as of September 30, 2002 (cash at the beginning of the fiscal year).
(2)	See Note 2.3.
(3)	Includes those not involving cash flows. In December 31, 2002 and September 30, 2002, net of 18 million and 33 million, respectively, corresponding to the exchange difference net of monetary gain originated by cash and cash equivalents in foreign currency, respectively. In December 31, 2002 and September 30, 2002, net of 3 million and 54 million, respectively, corresponding to inflation loss originated by local currency cash and cash equivalents.
(4)	Net of allowance for deferred tax assets.
(5)	In September 30, 2002, net of 29 million of capitalized exchange differences.
(6)	In September 30, 2002, 2001 and 2000, net of 14 million, 40 million and 180 million, respectively, financed by bank and financial payables.
(7)	In December 31, 2002 and September 30, 2002, net of 1 million and 11 million, respectively, financed by trade payables.
(8)	In September 30, 2001, net of 203 million related to the settlement of intercompany receivables, through the assignment of financial loans and of 65 million related to reclassification of Patriotic Bond from noncurrent investments to other noncurrent receivables.
(9)	Indirect method.

The accompanying Notes 1 to 26 are an integral part of these financial statements.

MARIO EDUARDO VAZQUEZ Vicepresident

COMPAÑIA INTERNACIONAL DE TELECOMUNICACIONES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2002 AND 2001 (UNAUDITED) AND AS OF SEPTEMBER 30, 2002 AND FOR THE THREE-MONTH FISCAL YEAR ENDED DECEMBER 31, 2002, THE THREE-MONTH PERIOD ENDED DECEMBER 31, 2001 (UNAUDITED) AND THE FISCAL YEARS ENDED SEPTEMBER 30, 2002, 2001 AND 2000 (See Notes 2.1. and 2.3.)

Amounts stated in Argentine pesos of each transaction (except where expressly indicated that figures are stated other currency)—see Note 2.2.

1.	CORPORATE OBJECTIVE

Compañía Internacional de Telecomunicaciones S.A. (“Cointel” or “the Company”) controls Telefónica de Argentina S.A. (“Telefónica”) which has a license for an unlimited period of time to provide Basic Telephone Services to the Southern Region of Argentina. The license, as granted, was exclusive through November 8, 1997, with the possibility of a three-year extension. On March, 1998 the National Executive Power has issued Decree No. 264/98 which generally extended the period of exclusivity with respect to the provision of Basic Telephone Services until late 1999 and over time opening the telecommunications sector in Argentina to increased competition. In this context, the Secretary of Communications (“SC”) issued Resolution No. 1,686/99, which provided that the transition period to competition in telecommunications ended on October 10, 1999. In this respect, on March 31, 1999, Telefónica signed a contract with the SC whereby Telefónica was granted a license for an unlimited period of time to provide local, domestic and international long-distance telephone services and telex services in the Northern Region of Argentina. Telefónica´s obligations under this license, mainly relate to service quality and coverage of the areas to be serviced. Additionally, on June 9, 2000 the National Executive Power issued Decree No. 465/00, which provides for the total deregulation of the telecommunication market since November 9, 2000. On September 3, 2000, the National Executive Power issued Decree No. 764/2000 which, in the context of such deregulation approved the Rules for Licenses for Telecommunication Services, the Rules for Interconnection, the Rules for Universal Service and the Rules for the Management and Control of Radioelectric Spectrum. (See Notes 7. and 12.).

Additionally, on April 10, 2002, Telefónica’s General Ordinary and Special Shareholders’ Meetings approved an amendment to the corporate purpose. The corporate purpose was broadened for Telefónica to be able to engage in other types of businesses not strictly related to rendering telecommunications services, including: purchasing equipment, infrastructure, and telecommunications-related goods, as well as rendering any type of services, such as consulting and accounting, human resources and tax administration services. In view of the broadening of the corporate purpose, it is necessary to obtain the related authorization of the telecommunication regulatory authorities. The related request has been made to the SC and is pending. Therefore, the mentioned changes to Telefónica’s corporate purpose are subject to administrative approval by the SC.

Telefónica, S.A. (“TESA”), formerly known as Telefónica de España S.A., a Spanish company, indirectly controlling the Company, has carried out a plan to make a global reorganization of its group operations by line of business. As a result of such reorganization, Telefónica and, consequently, the Company, no longer hold an interest in certain companies indirectly controlled by them. See Note 4.

2.	SIGNIFICANT ACCOUNTING POLICIES

2.1.	Consolidated financial statements

Following the procedure established by Technical Resolution (“RT”) No. 4, and the modifications introduced by RT No. 19 of the Governance Board of the Argentine Federation of Professional Councils in Economic Sciences (“FACPCE”) (see Note 2.4.), and the applicable standards of the National Securities Commission (Comisión Nacional de Valores or “CNV”), the Company has

consolidated, line by line, its balance sheet as of December 31, 2002 with the consolidated balance sheet included in the consolidated financial statements of Telefónica and its subsidiary Telinver S.A. (“Telinver”) as of December 31, 2002, also computing the adjustments reported by Telefónica for the effect of the application of new accounting principles, in accordance with accounting principles consistent to those used by the Company, with regard to material balances and transactions, companies in which Cointel holds sufficient votes to determine the corporate will whether directly or indirectly. Moreover, due to Telefónica’s fiscal year-end date change (see Note 2.11.) the Company has consolidated, line by line, its statements of operations and cash flows for the three-month fiscal year ended December 31, 2002 by subtracting from the amounts corresponding to the consolidated statements of operations and cash flows included in the consolidated financial statements of Telefónica for the fiscal year ended December 31, 2002, the amounts corresponding to the consolidated statements of operations and cash flows included in the consolidated financial statements of Telefónica for the nine-month period ended September 30, 2002. Additionally, the Company has consolidated, line by line, its balance sheet as of September 30, 2002 with the consolidated balance sheet included in the consolidated financial statements of Telefónica and its subsidiary Telinver as of September 30, 2002. Moreover, due to Telefónica’s fiscal year-end date change (see Note 2.11.) the Company has consolidated, line by line, its statements of operations and cash flows for the year ended September 30, 2002 using the consolidated statements of operations and cash flows included in the consolidated financial statements of Telefónica for the three-month fiscal year ended December 31, 2001, plus the consolidated statements of operations and cash flows included in the consolidated financial statements of Telefónica for the nine-month period ended September 30, 2002.

On February 18, 2003, the Company issued the financial statements as of December 31, 2002 and 2001 and for the three-month fiscal year ended December 31, 2002 and for the three-month period ended December 31, 2001, which had been prepared not applying the new professional accounting principles mentioned in note 2.4., because the Company had opted not to early adopt the new principles, as permitted by the rules of the CNV. To the aforementioned date the Company was not able to quantify the final effect of the new principles on its above-mentioned consolidated financial statements.

As of the date of issuance of these financial statements, the Company has concluded the analysis of the effect of the application of the new principles and, consequently, as described in Note 2.4., these financial statements have been prepared in accordance with generally accepted accounting principles in Argentina (“Argentine GAAP”) approved by the CPCECABA (Professional Council of Economic Sciences of the City of Buenos Aires) applicable to consolidated financial statements in accordance with the requirements of the CNV, giving effect to the new professional accounting principles mentioned in Note 2.4. and are presented in constant Argentine pesos of December 31,2002 (see Note 2.2.).

Additionally, as required by the Securities and Exchange Commission of the United States of America (“SEC”), the consolidated financial statements include as comparative information, in addition to the information required by Argentine GAAP, the consolidated financial statements as of December 31, 2001 and the statements of operations for the years ended September 30, 2002, 2001 and 2000.

In accordance with accounting principles in Argentina and current Argentine legislation, the presentation of the parent company’s individual financial statements is required. Consolidated financial statements are to be included as supplementary information to the individual financial statements. For the purpose of these financial statements, individual financial statements have been omitted since they are not required for SEC reporting purposes.

Additionally, for the presentation of comparative consolidated information as of December 31, 2001 and for the three-month period ended December 31, 2001, for the years ended September 30, 2001 and 2000 (see Note 2.7.), the Company has used Telefónica and Telinver’s consolidated financial statements as of those dates, prepared on the basis of valuation criteria consistent with those applied by the Company (see Notes 2.2., 2.4. and 2.5.) and has incorporated the adjustments reported by Telefónica for purposes of computing the effect as of each year/period of the application of the new accounting principles in Argentina.

In addition, the accounting rules mentioned above require companies in which there is joint control to consolidate financial data line by line by application of the proportional consolidation method. However, given that the assets, liabilities and operations of E-Commerce Latina S.A. (“ECL”) are not significant, Telefónica has decided not to include financial statements consolidated with that company. In management’s opinion, the non presentation of the Company and Telefónica’s financial statements consolidated with ECL’s financial statements as of December 31, 2002 and 2001 and as of September 30, 2002 and for the three-month fiscal year ended December 31, 2002, the three-month period ended December 31, 2001 and the years ended September 30, 2002, 2001 and 2000, does not have any material effect considering the Company’s financial statements taken as a whole.

As of December 31, 2002, the Company’s controlling interest in its subsidiaries is as follows:

Company	Business	Capital stock (1)		% of capital stock and % of votes		Shareholding
Telefónica	Telecommunications services(4)	1,746,052,429	(3)	64.83	(5)	Direct
Telinver	Commercial, investment and telecommunications services, among others	49,623,217		64.83	(2)	Indirect

(1)	Total face value, in Argentine pesos.
(2)	Telefónica’s interest in Telinver amounts to 99.99%.
(3)	Includes 2,355 treasury shares. See Note 4.
(4)	See Note 1.
(5)	See Note 4.

2.2.	Presentation of financial statements in constant Argentine pesos

Until March 31, 2002, the Company’s financial statements have been prepared recognizing the effects of changes in the purchasing power of money only through August 31, 1995, (maintaining the restatements recorded until that date), by the restatement of amounts to constant pesos, by means of the application of the restatement method in constant currency described in RT No. 6. Effective September 1, 1995, for Argentine GAAP purposes, and considering the then current economic stability conditions and according to the requirements of General Resolution No. 272 of the CNV, the Company discontinued application of the restatement method. This accounting criterion was applied under Argentine GAAP until December 31, 2001.

As a result of the new inflationary conditions, and the changes to the Argentine economic model resulting from the enactment of the Public Emergency and Exchange System Reform Law, which are described in detail in Note 21., on March 6, 2002, the CPCECABA approved Resolution MD No. 3/2002 applicable to financial statements for fiscal years or interim periods ending on or after March 31, 2002, ordering, among other provisions, the reinstatement of inflation accounting in financial statements in accordance with the guidelines contained in RT No. 6 with the changes recently incorporated by RT No. 19 issued by the FACPCE adopted by Resolution CD No. 262/01 of the CPCECABA, and provides that all recorded amounts restated by changes in the general purchasing power until the suspension of such adjustments and any other amounts originated in transactions during the stability period are to be considered stated in currency of December 31, 2001.

On July 16, 2002, the National Executive Power issued Decree 1,269/02 repealing Decree 316/95, instructing the CNV, among others, to issue the necessary regulations. On July 25, 2002, under Resolution No. 415/02, the CNV reinstated the requirement to submit financial statements in constant currency.

In accordance with the above, the financial statements of the Company as of December 31, 2002 and September 30, 2002, and for the three-month fiscal year ended December 31, 2002 and for the year ended September 30, 2002, have been prepared in constant pesos (restated according to the changes in the Argentine wholesale price index published by INDEC (Argentine Institute of Statistics and

Census)) in compliance with the mentioned accounting standards and the regulations issued by the National Executive Power and the CNV. Additionally, the financial statements as of December 31, 2001 and September 30, 2002 and for the three-month period ended December 31, 2001 and the years ended September 30, 2002, 2001 and 2000, that are presented for comparative purposes, have been restated in constant pesos of December 31, 2002.

However, on March 25, 2003, the National Executive Power issued Decree No. 664/03 repealing the provisions related to the inflation adjustment established by Decree No. 1269/02 and instructing the CNV, among others, to issue any applicable regulations to ensure that no balance sheets or financial statements in constant currency are accepted. Therefore, on April 8, 2003, Resolution No. 441/03 of the CNV set forth that as from March 1, 2003, the restatement of financial statements in constant currency should be discontinued.

On the other hand, (notwithstanding the provisions of the CNV) the CPCECABA considers that the conditions for the application of the restatement of inflation set forth in RT No. 6 are still in force as of the date of issuance of these financial statements.

The restatement into constant Argentine Pesos method was applied to the costs booked immediately prior to the capitalization of the exchange differences mentioned in Note 2.5.e).

The variation in the index applicable to the restatement of financial statements, the wholesale price index, for the period January through December 2002 was an increase of 118.2% and for the period October through December 2002 was a decrease of 1.6%.

2.3.	Fiscal year-end change

On November 11, 2002, the Company’s Ordinary and Special Shareholders’ Meeting, approved the amendment of the fiscal year section of the Articles of Incorporation. This amendment consists of changing the Company’s fiscal year-end from September 30 to December 31 of each year. On December 12, 2002, the CNV approved such fiscal year-end change and on January 21, 2003 this amendment was registered with the Public Registry of Commerce. Consequently, these financial statements correspond to the three-month fiscal year ended December 31, 2002 and comparative information. (See Note 2.1.)

2.4.	Accounting principles applied

On December 8, 2000, the Governing Board of the FACPCE approved RTs Nos. 16, 17, 18, and 19 introducing changes in professional accounting principles relating to valuation and disclosure. On December 21, 2001, these resolutions were adopted, with certain amendments, by CPCECABA to become mandatory for fiscal years beginning on or after July 1, 2002. In addition, on April 5, 2002, the FACPCE Governing Board issued RT No. 20, “Derivative financial instruments and hedging transactions,” which was subsequently adopted by CPCECABA on October 30, 2002, again with certain amendments. The provisions contained in the latter resolution are applicable for fiscal years beginning on or after January 1, 2003. On January 14, 2003, the CNV approved, through Resolution 434/03, with certain amendments, the above RTs to become effective for the fiscal years beginning on January 1, 2003 permitting its early adoption.

As described in Note 2.1., in preparing the accompanying financial statements the Company has opted to early adopt the new accounting principles (established by RTs Nos. 16, 17, 18 and 19) approved by CPCECABA, as subsequently adopted by the CNV. RT No. 20 will be implemented prospectively as from January 1, 2003, as required by the transition rule. See Note 2.10.

The application of the new standards in accordance with Resolution No. 434 of CNV gave rise to changes in valuation and presentation criteria, which have been applied by the Company, its controlled companies and related company, as detailed below:

a)	Changes in valuation criteria

1.	Accounting measurement of certain receivables and payables at their discounted value

RT No. 17 establishes that certain monetary assets and liabilities are to be measured based on the calculation of their discounted value using the rate applicable at the time of initial measurement, unless the Company intends, and it is feasible to, dispose of its assets or settle its liabilities in advance. The cumulative effect of the application of this new principle on shareholders’ equity at the beginning of the three-month fiscal year ended December 31, 2002 is not material.

The effect of this principle on the amounts presented in these financial statements and comparative information (see Note 2.1.) is not significant.

2.	Deferred tax

In the past, the Company determined its income tax expense, in the event there was taxable income, by applying the current 35% tax rate on the taxable income as of year-end without considering the effect of temporary differences between book and taxable income.

RT No. 17 sets forth that income tax amounts should be booked by application of the deferred tax method, recognizing the effects of temporary differences. (See Note 2.5.k).

The cumulative effect on shareholders’ equity at the beginning of the year ended September 30, 2000 arising from the application of this new standard resulted in the recognition of net deferred tax liabilities of 26 million.

The adjustments computed in the financial statements for the application of the new accounting principles effective in Argentina, which relate to the application of the deferred income tax method and related effects in the spun-off business and minority interest are as follows:

Consolidated Statements of operations:

	December 31, 2002	December 31, 2001 (unaudited)	September 30, 2002	September 30, 2001	September 30, 2000
Income Tax	—	(104)	(54)	91	49
Minority Interest	—	(16)	(34)	(27)	8
Income/(Loss) of the Spun-off businesses	—	—	—	30	(22)
Net Income (Loss) of the year/period	—	(120)	(88)	94	35
Disclosure of the depreciation of Goodwill on investments (1)	(6)	(9)	(52)	(29)	(37)

(1)    Included previously in the lines “Administrative expenses” and “Cost of services provided”.

Consolidated Balance Sheets:

Asset/(liability)	December 31, 2002	December 31, 2001 (unaudited)	September 30, 2002
Liabilities—Taxes Payable	—	(50)	—
Minority Interest	—	18	—
Disclosure of Goodwill on investment (2)	343	398	349

(2)    Included previously in the line “Intangible assets and deferred changes”.

Shareholders Equity:

Increase/(decrease)	December 31, 2002	December 31, 2001 (unaudited)	September 30, 2002	September 30, 2001	September 30, 2000
Balances at the beginning of the year/period	—	88	88	9	(26)
Effect of Telefonica’s spun-off businesses	—	—	—	(15)	—
Net income (loss) of the year/period	—	(120)	(88)	94	35
Total	—	(32)	—	88	9

b)	Presentation criteria

1.	Preferred capital stock

As of the issuance date of the Company’s preferred stock, there were no specific accounting principles governing the accounting of redeemable preferred stock. Accordingly, the Company decided to disclose such preferred stock in its statement of changes in shareholders’ equity at their nominal value adjusted to their redemption value in accordance with its issuance conditions (see Note 5.)

RT No. 17 sets forth as a specific rule that redeemable preferred stock is classified as part of liabilities when its issuance conditions, directly or indirectly, require that the issuer redeem them for a determined or determinable amount, on a fixed or determinable date.

Based on the issuance conditions of the Company’s preferred stock and on their current status, the Company has concluded that their preferred capital stock have not met the conditions mentioned above and that therefore they are a part of the Company’s shareholder’s equity.

2.	Goodwill on investment in companies

According to RT No. 19, as of December 31, 2002 and 2001 and September 30, 2002, the Company presents the goodwill on its investment in Telefónica and other companies in a specific line of the consolidated balance sheet segregated from the line “Intangible assets and deferred charges”. The corresponding depreciation is disclosed in the consolidated statement of operations under the line “Depreciation of goodwill on investment in companies”.

2.5.	Valuation methods

The Company applied the valuation criteria established in the CNV regulations, which, in their application to the transactions and the balances included in these financial statements do not differ significantly from the provisions of the professional accounting principles applicable to the Company and approved by CPCECABA. (See Notes 2.2. and 2.4.)

The preparation of financial statements in conformity with generally accepted accounting principles in Argentina requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during each year/period.

Among others, the financial statements reflect the effects of economic and foreign exchange regulations that were known as of the date of issuance of the financial statements. All estimates of the

Company’s and Telefónica’s Management have been made accordingly (among others, see Notes 2.5.e), 2.5.g), 2.5.k), 5., 8., 12., 15. and 21. for material estimates concerning the effects of the crisis in Argentina and related economic and regulatory government actions). The effects of any additional actions that the Argentine government may undertake in the future will be reported in the financial statements as the Company’s and Telefónica’s Management become aware of them (see Note 21.).

Final results may significantly differ from those estimated by the Company’s and Telefónica’s Management. The Company’s financial statements may not include all adjustments that could result from the development of this matter.

Accordingly, the decisions that are to be made in reliance on these financial statements should consider the future development of such governmental action, and the Company’s financial statements should be read in light of those circumstances.

The principal valuation methods used in the preparation of the consolidated financial statements are as follows:

a)	Cash, current investments, receivables and payables (except bank and other financial payables):

Amounts in Argentine Pesos are stated at nominal value, including financial income/expense accrued through the end of each year/period, if applicable.

Amounts in foreign currency are stated at the exchange rate applicable to its settlement in effect at the end of each year/period, if applicable, according to the intended use by the Company, including accrued financial income/expense, if applicable.

Investments in Government bonds in local currency: at their cost, increased using the effective interest rate method based on the internal rate of return at the time of acquisition and the time lapsed since then.

Investments in mutual funds: measured at their net realizable value.

Receivables and payables in local currency: at nominal value, plus the financial results accrued as of the end of the year/period, if any, which is not significantly different from the accounting measurement obtained by calculating the discounted value of the cash flows that will be generated by such assets and liabilities.

Pursuant to MD No. 32/02 and as long as Law No. 25.561 (Public Emergency and Exchange Regime Reform Law) is still in force, the interpretation of the CPCECABA has been that the discount rate to be used will be such as stated in the transaction, and in the absence of such rate or a representative rate for the transaction, the interest rate quoted by Banco de la Nación Argentina for savings accounts will be taken into account. As of December 31, 2002 this rate stood at 1.46% nominal per annum.

Receivables and payables in foreign currency: valued at the exchange rates applicable to their settlement prevailing as of the end of the year/period, in accordance with the uses intended by the Company, plus the financial interests accrued as of those dates, if any, which does not differ significantly from discounted value by the rate of the transaction.

Trade receivables include services provided and settlements with foreign correspondents, both billed and services and settlements accrued but unbilled as of the end of each year/period, the latter being determined based upon information about actual consumption, subsequent billings and estimates using historical data.

Trade receivables are disclosed net of the allowance for doubtful accounts, which has been assessed based on historical data and the estimated trend of collections. Telefónica includes as a receivable the portion accrued as of each year/period-end of the surcharge for late payment included in the invoices for payments until the “second due-date” of the invoice. For amounts that are past-due beyond the second due-date provided in the original invoice, the interest for late payment is recorded in the cases in which Telefónica estimates that it is likely that it will recover it.

Prepaid services includes payments made to IBM Argentina S.A. (“IBM”) in excess of the portion of the contract’s total cost expensed through each year/period-end for the basic services received (see Note 11.1.). Such amount is disclosed net of the deferred gain from the sale of the assets transferred to IBM, which will be recognized as income on a straight-line basis over the term of the contract. Likewise, annual increases in service costs as agreed upon between the parties (See Note 11.1.) are accrued and recorded in the statement of operations during the fiscal year in which such increases occur.

“Patriotic Bond” (see Note 3.1.c) was accounted for at face value in foreign currency, stated at the exchange rate applicable to its settlement in effect at the end of each year/period according to the intended uses for the Patriotic Bond by Telefónica, plus the financial income accrued until those dates, which is not significantly different from the measurement at the discounted value by the interest rate of the instrument. Telefónica intends to hold the Patriotic Bond until the related maturity date and apply it against future taxes (see Note 15.1.).

Tax credit certificates (“TCC”) (see Note 3.1.c) were accounted for at face value plus the benchmark stabilization coefficient (“CER”) and the financial income accrued until the end of each year/period, which is not significantly different from the measurement at the discounted value by the interest rate of the instrument. Telefónica intends to hold the tax credit certificates until the related maturity date and apply them against future taxes (see Note 15.2.).

Pre-retirement agreements charges and charges of employees eligible for retirement are recorded on the basis of the discounted value of such agreements (see Note 3.1.h).

Universal Service contribution (see Note 14.): Telefónica calculates the charge for the universal service contribution, consisting in 1% of revenues from telecommunications services, net of automatic deductions (deductions not requiring regulatory approval) provided by the related Regulation and in accordance with Telefónica’s estimates of the amounts payable within each year/period, since the detailed rules of calculation and payment of this tax are still pending. If resulting in a balance payable to the universal service fund, such net amount is booked as liability. On the other hand, all deductions and subsidies that must first be approved by the regulatory entity will be booked by Telefónica as receivable in each year in which its reimbursement is approved by such entity.

Other payables mainly include: a) the amounts payable for the settlement of certain legal actions involving the contributions that Telefónica is required to make to the employee’s “Compensatory Fund”, which were recorded at the discounted value of the future payments agreed upon. Also, other payables include the amounts payable under the agreement of extraordinary contribution to the Compensatory Fund executed by Telefónica that were recorded at the present value of the payments agreed upon and b) Benefits under the Collective Labor Agreements for Telefónica’s employees who retire on reaching normal retirement age, or earlier due to disability or death. The liability for these benefits is stated at the discounted value and has been determined based on the number of employees in service as of the end of each year and the probability of their qualifying for this benefit and c) a balance related with an agreement executed with Deutsche Bank S.A., whereby the Company purchased, on November 28, 2001, US$15 million at an exchange rate of $1.0725 per US dollar. The premium imputed in the agreement was amortized by the straight-line method over the life of the agreement.

b)	Inventories:

Raw materials related to paper for printing directories have been accounted for at replacement cost, which does not exceed their estimated realizable value.

Cost related to directories in edition process have been accounted for at their production cost adjusted for inflation. This amount does not significantly differ from restated reproduction cost and does not exceed its estimated realizable value.

Equipment and supplies (including telephone accessories and prepaid cards) have been accounted for at the replacement cost up to the limit of their estimated realizable value. The Company determines the cost in accordance with the weighted average cost.

Inventories are accounted for net of the allowance for impairment in value and slow turnover, determined based on inventory recoverability analysis at the end of each year/period.

c)	Other assets:

Other assets include buildings no longer used in Telefónica’s operations and intended for sale. The carrying book value has been recorded based on its estimated realizable value.

d)	Noncurrent investments:

Telefónica’s 50% interest in ECL as of December 31, 2002 and 2001 and September 30, 2002 was accounted for by the equity method based on the financial statements as of those dates prepared in accordance with accounting principles consistent with those used by the Company. See Note 2.1.

Other investments are Telefónica’s interest in Intelsat Ltd. (formerly known as International Telecommunications Satellite Organization (“Intelsat”)) and its interest in New Skies Satellites N.V. as December 31, 2002 and 2001 and September 30, 2002. They have been accounted for at the U.S. dollar amount of paid-in capital, stated at the exchange rate applicable to its settlement in effect at the end of year/period, up to the limit of its interest valued by the equity method, determined on the basis of the latest available financial information (see Note 19.). As a result of the registration of Intelsat as a commercial entity, the requirement that Telefónica may not sell its interest in Intelsat without the prior consent of the regulatory authorities was eliminated.

As of December 31, 2001, Telefónica holds an equity interest of about 1% in Tele Brasil Sul Celular Participacoes S.A. (“TBSCP”). The equity interest in TBSCP as of December 31, 2001 was valued at acquisition cost, up to the value calculated by the equity method.

Listed shares of Telefónica: relates to Class “B” Telefónica shares sold by the Company under repurchase agreements (see Note 8.2.1.). Until June 30, 2001 they were stated at their market value net of estimated selling expenses since the Board of Directors decided the free disposition of these shares. As from September 30, 2001 and according to the operations described in Note 8.2.1., the Company’s Management ceased to consider such shares as freely available and consequently, such shares (representing approximately 2.3% of the Company’s equity interest in Telefónica) were considered in the consolidation process with Telefónica’s financial statements.

e)	Fixed assets:

Fixed assets received from Empresa Nacional de Telecomunicaciones (“Entel”) have been valued at their transfer price to Telefónica restated as indicated in Note 2.2., and subsequent additions have been valued at cost, depreciated by the straight-line method over their remaining useful lives. The cost of work in process, whose construction extends over a period of time, includes the financial cost net of the effect of inflation, if applicable, generated by third parties, related to the investment during the construction period through the time the asset is ready to be used for a productive purpose. During the three-month fiscal year ended December 31, 2002 capitalized interest and exchange differences are not material due to the stabilization of exchange rate and to the decrease in construction in process. Capitalized interest and exchange difference net of the effect of inflation, if applicable, included in construction in process for the three-month period ended December 31, 2001 and for the years ended September 30, 2002, 2001 and 2000 totaled 4 million, 40 million (including 29 million of capitalized exchange difference), 87 million and 116 million, respectively (in constant pesos of December 31, 2002).

For fixed assets whose operating condition warrants replacement earlier than the end of the useful life assigned by Telefónica to the fixed asset category, Telefónica calculates depreciation charge based on the adjusted remaining useful life in accordance with Telefónica’s related assets replacement plan.

CNV General Resolution No. 398 provides, under exceptional circumstances, for the application of CPCECABA Resolution MD No. 3/2002 mentioned in Note 2.2., which provides that the exchange rate differences on or after January 6, 2002, related to liabilities in foreign currency as of such date must be allocated to the cost of assets acquired or constructed with such financing, as long as a series of conditions and requirements established in such professional standards are complied with.

As indicated in Resolution MD No.3/2002 of CPCECABA, the capitalized exchange differences act as an anticipated recognition of the changes in the purchasing power of the currency and are to be absorbed by the inflation restatement of the book values of the assets that qualify for recognition of exchange differences. In this regard, the residual value of the capitalizable exchange differences as provided by General Resolution MD 3/2002 as of December 31, 2002 and September 30, 2002 has been fully absorbed by the value of these items that has been restated into constant pesos as of those dates, as the inflation coefficients are applied to the book costs immediately prior to the capitalization provided by this resolution.

Fixed assets relating to Telefónica’s telecommunications business were assessed for impairment based on their recoverable value on the basis of Telefónica’s Management best estimate of future cash flows of its telecommunications business, considering current information and future telephone service rates estimates. However, due to the regulatory uncertainty regarding the precise future evolution of rates which, as described in Note 12.1., derive from the pending renegotiation with the Government, whether the participation of the Company in the recorded amount of Telefónica’s telecommunications fixed assets as of December 31, 2002 of 5,447 million (amount calculated considering the Company’s ownership interest in Telefónica) is fully recoverable, depends on the effect that the outcome of such renegotiation may have on Telefónica’s operations and cash flows.

f)	Intangible assets and deferred charges:

Trademarks and the license to use the logo were valued at acquisition cost restated as described in Note 2.2., net of accumulated depreciation which is calculated based on the remaining duration of the Telinver contract, until October 2007.

The licenses to use links have been valued at the acquisition cost restated as indicated in Note 2.2. and are depreciated by the straight-line method over a 15 year, the term of the license.

The assignment to Telinver of Meller Comunicaciones S.A.’s rights pursuant to the contract for publishing Telefónica’s telephone directories and the non competition clause undertaken by Meller Comunicaciones S.A., have been valued at historical cost restated as described in Note 2.2. and are depreciated as from October 1, 1997 through December 31, and October 1, 2007, respectively, according to the terms of the contracts above-mentioned.

Expenses incurred in connection with the issuance of negotiable obligations have been restated as mentioned in Note 2.2., were deferred and are being of depreciated by the straight-line method as from the issuance date to the maturity of such negotiable obligations. In addition, expenses include the amount related to the “authorization fee” in connection with waivers granted by the holders of negotiable obligations which are depreciated on a straight-line basis through maturity (see Note 8.3.1.).

The license merged into Telefónica, in connection with the corporate reorganization mentioned in Note 4.2.a) related to the data transmission business, including the authorizations to use the “B” Band therein mentioned, restated in constant Argentine pesos as stated in Note 2.2., is depreciated by the straight-line method over a 10-year term.

Organization and preoperating expenses include the Company’s start-up expenses which were amortized over a ten-year term as from the year ended December 31, 1991. As of September 30, 2001, they were totally amortized, consequently, during the year ended September 30, 2002, the Company has written off such original value and its corresponding accumulated amortization.

g)	Goodwill on investments in companies:

Goodwill on investment in Telefónica: represents the excess of the investment cost over the investment valued by the equity method as of the purchase dates related to the increase in Telefónica’s equity interest from 51.0% to 56.2% generated during the fiscal year ended September 30, 1998 as a consequence of the redemption of Telefonica’s class C shares by such company. The Company depreciates this goodwill over a 240-month term by the straight-line method.

The recoverability analysis of the goodwill’s booked value generated by the investment in Telefónica as of December 31, 2002, has been made on the basis of the Company’s management best estimate of Telefónica’s future cash flows, considering current information and Telefónica’s future service rates estimates. However, owing to the regulatory uncertainty regarding the precise future evolution of rates and the outcome of Telefónica’s negotiations to obtain financing in order to repay its liabilities within the regular course of business (see Notes 12.1. and 8.1.), whether booked goodwill, as of December 31, 2002 in the amount of 343 million, is fully recoverable depends on the effect that the outcome of the above mentioned matters may have on Telefónica’s operations and cash flows.

As of September 30, 2002 the Company ceased to disclose the original goodwill value and its related accumulated amortization corresponding to the excess of the investment cost over its proportional equity value in connection with the purchase of the 51% equity interest in Telefónica, amounting to 95 million (in constant pesos of December 31, 2002) because it was fully amortized as of that date.

The goodwill generated by the capital contributions, restated as indicated in Note 2.2, made with an issuance premium, to ECL (merged into Telefónica in connection with the corporate reorganization mentioned in Note 4.) was amortized by the straight-line method over a 10 year term. As of September 30, 2002, based on the evolution foreseen by Telefónica of the e-commerce business, Telefónica has valued such goodwill at zero, adjusting it to its estimated recoverable value. The loss that results from the difference between the net book value and its recoverable value amounted to 6 million and has been included in the line “Net book value of goodwill on investment in companies retired” (see Note 24.h).

The acquisition costs of the continuing portion of the internet business that used to be operated by TDA, Satlink S.A., Compuserve Argentina S.A. and Aki S.A. (“Aki”), exceeding such business valuation calculated by the equity method based on financial statements of those companies as of the effective acquisition dates or as of dates at which such value was not materially different from the one that would have been determined as of the acquisition dates (not including, as described in Note 4.2., the portion of Telefónica´s goodwill related to the TDA´s data business, which was previously spun-off). The original amortization period was 10 years as from the respective acquisition dates. As of September 30, 2002, such goodwill has been valued at zero based on the estimation made by Telefónica of its recoverable value due to the evolution of the customer portfolios acquired under each transaction. The loss resulting from the difference between the net book value and the recoverable value of the above mentioned goodwill amounted to 22 million and has been included in the caption “Depreciation of goodwill on investments in companies” (see Notes 3.1.k)).

h)	Bank and other financial payables:

—	In local currency: at nominal value plus interest accrued, payable on the respective maturity dates calculated at the contractual interest rate in effect as of December 31, 2002 and 2001 and September 30, 2002.

—	In foreign currency: at nominal value plus interest accrued, payable on the respective maturity dates, converted at the exchange rate in effect at the end of the year/period calculated at the contractual interest rate in effect as of December 31, 2002 and 2001 and September 30, 2002, respectively. See Note 24.g).

i)	Reserves:

During the normal course of business, Telefónica is subject to several labor, commercial, tax and regulatory claims. While these actions are being contested, the outcome of such individual matters is not predictable with assurance. Charges have been recorded for contingencies where it is probable that Telefónica will incur a loss. The amount of loss is based on Telefónica’s management’s assessment of the likelihood of occurrence after consideration of legal counsel’s opinion regarding the matter. As of December 31, 2002, the amount booked for such purpose is 162 million (see Note 24.e).

j)	Financial Instruments:

Telefónica employs currency swaps to reduce its exposure to fluctuations in the exchange rates of the yen and the euro to the US dollar in relation to some obligations assumed in yens and euros detailed in Note 2.8. Thus, Telefónica ensured a fixed exchange rate of such currencies to the U.S. dollar for such obligations. Telefónica values the covered obligations at each year/periods closing exchange rate and also recognizes separately the amounts receivable or payable under such swap agreements upon each closing date. Consequently, any gain/loss deriving from swap agreements is charged to income together with the charges for exchange rate fluctuations related to such covered obligations. The premium on the swap agreements is deferred and amortized by the straight-line method over the term of such agreements.

k)	Income tax and Tax on minimum presumed income:

The Company records income tax by application of the deferred method, in accordance with the provisions of RT No. 17. (See Note 2.4.)

Deferred tax assets result mainly from the temporary differences arising from allowances and financial charges that are not yet deductible for tax purposes and from tax loss carryforwards. Deferred tax liabilities result mainly from temporary differences in the valuation of fixed assets for accounting and tax purposes basically due to different depreciation criteria and to the treatment of capitalized interest.

On April 2, 2003, CPCECABA issued Resolution MD° 11/2003 establishing that the effect of the inflation restatement of the original cost of fixed assets must not be considered to be a temporary difference as it is not a different valuation basis.

In order to book the above differences, the Company applied the liabilities method which sets forth the determination of net deferred tax assets or liabilities based on temporary differences to which changes are charged to the “Income tax” caption in the statement of operations.

The Company’s and Telefónica’s Management evaluates the recoverability of deferred tax assets based on estimates. Ultimately, the recoverability of deferred tax assets depends upon the Company’s and Telefónica’s ability to generate enough taxable income during the periods in which these temporary differences are expected to be deductible.

In considering their estimates, the Company’s and Telefónica’s Management takes into account the reversal time period of deferred tax liabilities, projected taxable income and tax planning strategies. This assessment is based on a series of internal forecasts updated to reflect the most recent operating trends. In accordance with accounting principles in force, the Company must recognize deferred tax assets when future deductibility is likely. Therefore, given the uncertainty related to the effect of the final outcome of the tariff renegotiation (see Note 12.1), and considering current tax strategies and that Cointel’s income from its equity interest in Telefónica is not subject to income tax, the Company and Telefónica have booked a reserve for the balance of net deferred tax assets whose recovery depends upon the generation of future taxable income.

Deferred tax assets and liabilities have been measured at nominal value in accordance with Resolution No. 434 of the CNV.

Under the Public Emergency and Exchange System Reform Law No 25,561, as implemented by Decree 2,568/02, losses generated by the effect of the Argentine Peso devaluation on monetary assets and liabilities in foreign currency involved in the generation of Argentine-source income, existing as of January 6, 2002, valued at an exchange rate of $1.00 to US$1.00, should be adjusted using an exchange rate of $1.40 to US$1.00, and be carried forward five years as from the date of the enactment and used to offset income taxes at a proportion of 20% each year.

The Company’s foreign exchange tax loss as calculated by the above procedures and by application of a $1.40 exchange rate for the U.S. dollar was approximately 122 million, of which approximately 24 million were computed for the tax purposes in the fiscal year ended September 30, 2002, 6 million were computed for the tax purposes in the fiscal year ended December 31, 2002, while the remaining amount will be carried forward and applied proportionally to offset taxes until December 31, 2006, accordingly to the related legislation.

Telefónica’s foreign exchange tax loss as calculated by the above procedures and by application of a $1.40 exchange rate for the U.S. dollar was approximately 750 million, which will be computed in equal parts in five years starting December 31, 2002. Approximately 150 million were computed for the tax purposes in the fiscal year ended December 31, 2002, while 600 million will be carried forward and applied to offset taxes in equal amounts over the next four years.

For the three-month fiscal year ended December 31, 2002, Cointel determined a taxable income in the income tax of approximately 33 million that was fully offset with tax loss carryforward existing at the beginning of the fiscal year. For the three-month period ended December 31, 2001, the Company had determined the existence of income taxable loss. For the year ended September 30, 2002, as Cointel estimated a taxable loss of approximately 795 million (historical value). For the years ended September 30, 2001 and 2000 Cointel estimated that the income tax for its unconsolidated operations would not generate any taxable income at the end of each fiscal year.

Telefónica has determined the existence of taxable loss for the three-month period ended December 31, 2002. Additionally, for the three-month period ended December 31, 2001 and for the years ended September 30, 2002, 2001 and 2000, Telefónica had determined a taxable income in the income tax of approximately 186 million, 189 million, 1,060 million and 1,260 million, respectively.

As of December 31, 2002, Cointel on an unconsolidated basis had an accumulated income tax loss carryforward of about 938 million (historical value) according to the respective tax returns filed, which can be used to offset the current fiscal year income tax and it eventually might be used to offset future taxable.

Additionally, as of December 31, 2002 Telefónica had on a consolidated basis a tax loss carryforward of approximately 3,714 million (historical value) (1,300 million at a 35% tax rate) according to the respective tax returns filed, that could be applied to offset future income tax charge of the current year and the subsequent years until 2007.

The consolidated tax loss carryforwards of Cointel and Telefónica will mature as follows:

Available until	Tax loss carryforward (historical value)
2003	15
2004	60
2005	82
2006	795
2007	3,700

4,652

Every year in which offsetting occurs, the tax benefit will be realized if income tax (net of the offset) is equal to or exceeds the tax on minimum presumed income, but will be reduced by any excess of the latter over income tax.

The following table presents the components of the Company’s consolidated deferred tax balance:

	December 31, 2002		December 31, 2001 (unaudited)		September 30, 2002
Deferred tax assets
Tax loss carryforwards	1,634		165		1,676
Exchange differences deductible in future fiscal years	248		—		442
Allowance for doubtful accounts	132		232		126
Interests deductible in future fiscal years	60		4		62
Accrual for contingencies and other non-deductible allowances	61		75		48
Other non-deductible accruals	32		16		28

	2,167	(1)	492	(1)	2,382	(1)
Allowance for deferred tax assets	(2,009	)(1)	(179	)(1)	(2,214	)(1)

Subtotal	158		313		168

Deferred tax liabilities
Fixed assets	(137)		(321)		(149)
Dismissal accrual for tax purposes	(14)		(30)		(13)
Other liabilities	(7)		(12)		(6)

Subtotal	(158	)(1)	(363	)(1)	(168	)(1)

Total	—		(50)		—

(1)	As of December 31, 2002, the effect of discounting the balances of deferred tax assets, deferred tax liabilities and allowance for deferred tax assets in accordance with accounting rules of the CPCECABA would have resulted in a reduction of those balances of 83 million, 2 million and 81 million, respectively. As of December 31, 2001, this effect on deferred tax assets, deferred tax liabilities and allowance for deferred tax assets would have resulted in a reduction of those balances of 8 million, 7 million and 1 million, respectively. As of September 30, 2002, this effect on deferred tax assets, deferred tax liabilities and allowance for deferred tax assets would have resulted in a reduction of those balances of 86 million, 2 million and 84 million, respectively.

The following is the reconciliation of the income tax as charged to the income statement (that has been nil for the three-month fiscal year ended December 31, 2002, a tax loss for the three-month period ended December 31, 2001 and the years ended September 30, 2002, 2001 and 2000) and the amount resulting from the application of the corresponding tax rate on pre-tax net income:

	December 31,		September 30,
	2002	2001 (unaudited)	2002	2001	2000
Net income (loss) before tax at statutory income tax rate	87	(11)	(986)	113	253
Permanent differences:
Income/loss on equity investments	1	3	4	2	4
Non taxable earnings	(1)	(1)	(1)	(7)	5
Non deductible losses	—	—	—	61	1
Inflation restatement effect	113	—	(663)	—	—
Reversal of allowance for deferred tax assets	(205)	—	—	—	—
Goodwill depreciation	1	2	4	10	16
Allowance for deferred tax assets	—	179	2,214	—	—
Effect of minority interest	(1)	(4)	(453)	110	128
Other	5	—	—	(9)	(16)

Income tax benefit (loss)	—	168	119	280	391

Additionally, the Company and Telefónica calculate the Tax on minimum presumed income by applying the effective tax rate of 1% on certain production assets valued according to the tax regulations in effect as of the end of each year/period. This tax is supplementary to Income Tax. The Company’s and Telefónica tax liabilities will be the higher of these two taxes. However, if the tax on minimum presumed income exceeds income tax during one fiscal year, such excess may be computed as prepayment of any income tax excess over the tax on minimum presumed income that may arise in the next ten fiscal years.

For the three-month fiscal year ended December 31, 2002, the Company has determined a charge for the tax on minimum presumed income of approximately 3,000 pesos, which was included in the statement of operations. For the three-month period ended December 31, 2001, the Company had determined a proportional charge for the tax on minimum presumed income of approximately 2,000 pesos, which was capitalized as “Other noncurrent receivables”. In the consolidated statement of operations for the year ended September 30, 2002, the Company charged to expense 0.5 million (historical value) corresponding to the accumulated balance of tax on minimum presumed income as of that date, on the basis of its recoverability analysis considering current information. Additionally, as Cointel estimated that the tax on minimum presumed income would not generated any charge at the end of the fiscal year, no tax on minimum presumed income was accrued in the statements of operations for the year ended September 30, 2001 and 2000.

Telefónica has determined a minimum presumed income tax charge for the three-month period ended December 31, 2002 in the amount of 12 million corresponding to Telefónica and 1 million to Telinver, that were included in the caption “Other non-current receivables” as Telefónica’s management has estimated that such tax would be recoverable based on its tax projections and the terms for recovery established by the law (10 years). However, whether the booked amount of minimum presumed income tax of Telefónica of 48 million (31 million considering the Company’s interest in Telefónica), is fully recoverable depends upon the final outcome of the tariff issue (See Note 12.1.).

l)	Shareholders’ equity accounts:

—	Common capital stock: it has been disclosed at nominal value and the adjustment required to restate it in constant pesos as stated in Note 2.2. is disclosed in the “Adjustment to capital stock” account. This account also absorbs any adjustment to the redemption value (shortfall or excess) of the preferred stock as explained in the following paragraph.

—	Preferred capital stock: it has been disclosed at its redemption value calculated in accordance with the issuance conditions as explained in Note 5., through the following items:

•	Face value of preferred shares;

•	Adjustment to capital stock: restatement of the preferred shares in constant pesos as stated in Note 2.2; and

•	Adjustment to redemption value: it represents the difference between the restated value of the preferred shares as stated in Note 2.2. and their redemption value.

—	Premium on share issue: this account discloses the additional contribution over the face value of capital stock made by the Class B common shareholders, restated in constant pesos as stated in Note 2.2.

—	Legal reserve and unappropriated earnings: restated in constant pesos as stated in Note 2.2.

—	Reserve for future dividends: as of December 31, 2002 the Company has a reserve for future dividends of 832 million (in constant pesos of December 31, 2002). However, as described in Note 7.d), the Board of Directors is currently not able to dispose such reserve for paying cash dividends.

m)	Statement of operations accounts:

Revenues and expenses are credited or charged to income on an accrual basis. Telefónica recognizes income from fixed telephony services (local and long distance and access to the network, among others) based on the use of the network. Charges for the installation of telephone lines are recognized as revenues when the service connection is made.

Telefónica recognizes income from sales of equipment when they are delivered and accepted by its customers. For contracts where Telefónica provides customers with an indefeasible right to use network capacity, Telefónica recognizes revenue ratably on stated life of the agreement.

Telinver recognizes revenues and cost of sales for sales of advertisements in telephone directories when the directories are published and distributed.

The line “Net loss of Telefónica’s spun-off businesses” includes the income/loss of the businesses that were spun-off, whether from Telefónica, or from companies which Telefónica used to control or joint control until the spin-off. The criteria applied to value such items are explained in Note 2.5. See Note 4.

The unusual items include the charges for the new “Bank checking account transactions tax”. On March 30, 2001, the National Executive Power’s Decree No. 380/2001, that regulates the Competitiveness Law, became effective. The Competitiveness Law provides, among other things, for the creation of a bank checking account transactions tax. The new tax was to be effective through December 31, 2002, and the related collection could be used to create a Public Emergency Fund. As provided by Decree No. 530/2001, which modified the above-mentioned decree, a portion of the tax on checking account credits and debits may be used to compensate income tax and value-added tax liabilities. Taking into account the features of the new tax and the special economic circumstances of Argentina giving rise to its application, the Company’s Management had adopted the policy of disclosing the portion of the tax that directly affects its costs as an unusual item in the statement of operations as of September 30, 2001. The effectiveness of this tax was subsequently extended by the government and so the Company ceased to consider it an unusual item.

Statement of operations accounts for the three-month fiscal year ended December 31, 2002 and the year ended September 30, 2002 have been restated in constant pesos at the end of each year (see Note 2.2.) as follows:

—	those accounts used to record monetary transactions during the course of each year have been restated by applying to the original amounts inflation adjustment factors corresponding to the month of accrual of the original transactions;

—	charges for the use, depreciation of non-monetary assets at historical cost (materials, inventory, fixed assets, intangible assets and goodwill on investments in companies) have been stated based on the restated amounts of such assets; and

—	financial income and expense, restated in constant pesos, are disclosed net of the monetary result generated by the effect of inflation on the assets and liabilities that generated them.

Statement of operations accounts for the three-month period ended December 31, 2001 and for the years ended September 30, 2001 and 2000, were determined based on similar standards and originally valued according to historical values (monetary transactions), or according to the restated amount as of August 31, 1995 of the nonmonetary assets which originated them (materials, inventory, fixed assets, intangible assets and deferred charges and goodwill on investments in companies amortization). Additionally, for comparative purposes with the statement of operations for the three-month fiscal year ended December 31, 2002, the statements of operations for the three-month period ended December 31, 2001 and for the years ended September 30, 2001 and 2000, have been restated taking into account the variations in the currency purchasing power between January 1, 2002 (end of the currency stability period) and December 31, 2002.

n)	Net earnings (losses) per common share:

The Company calculates the net earnings/(loss) per common share considering Cointel’s net income (loss) of the year/period after deducting preferred dividends, on the basis of 5,306,402,996 common shares with a face value of $0.1 and with a vote per share.

2.6.	Amounts expressed in millions of Argentine pesos

The amounts in millions of Argentine pesos contained in these financial statements have been rounded up or down in order to facilitate the footing of notes and tables in which they are included. The effect of such rounding is not material.

2.7.	Comparative financial statements

As from the year ended December 31, 2001, Telefónica discloses: a) the balance of financial instruments by classifying them into current and non-current on the basis of the maturity of the loans associated with them; this disclosure has been carried out retroactively to September 30, 2001 with the reclassification of 24 million (in constant pesos of December 31, 2002) from current to non-current on the line “Other payables—Financial Instruments”; and b) the balance of inventory segregating the corresponding allowance for impairment in value and slow turnover of Telinver; this disclosure has been made retroactively as of September 30, 2001 and 2000, reclassifying 9 million and 7 million (in constant pesos of December 31, 2002), respectively, to the line “Allowance for impairment in value and slow turnover” in the Inventory account.

Telefónica has modified the disclosure criteria of certain revenues and expenses in the statements of operations and also has included more detailed breakdowns in the statement of cash flows as of September 30, 2001 and 2000.

Telefónica made minor disclosure reclassifications for certain revenues and expenses in its statements of operations in the current year and retroactively showed the effect of such changes (amounting to 2 million in constant pesos of December 31, 2002) on its December 31, 2001 comparative financial statements.

Telefónica has presented, in previous fiscal-years, its interest in income (loss) from companies in which Telefónica has control or joint control, appropriated to the different statement of operations lines in order to provide more complete and representative information on the group’s results of operations (this procedure has been consulted with the approved by the CNV and the Bolsa de Comercio de Buenos Aires (“BCBA”)). Taking into account the effects of the business reorganization described in Note 4, the statements of operations for the years ended September 30, 2001 and 2000, includes:

—	In line “Net loss of Telefónica’s spun-off businesses”, the loss from the businesses that were spun off, either from Telefónica, or from companies in which there used to be control or joint control, until the spin-off;

—	In line “Gain/loss on equity investments”, the gain (loss) from the interests held in ECL which has not been incorporated line by line on the basis that in the opinion of Telefónica’s management, the income from this company is not material vis-à-vis Telefónica’s income (loss).

The comparative information described above has been restated as explained in Note 2.2.

2.8.	Financial instruments with off-balance sheet risk and concentrations of credit risk

The Company has not had a fixed policy of entering into derivative financial instruments for managing its exposure to market risk. As of the date of these financial statements, Telefónica has entered into the following instruments, to manage the exposure to the risk of fluctuation of the exchange rate of significant indebtedness denominated in currencies other than the United States dollar.

1.	Foreign currency swap agreement with Citibank N.A. to hedge the risk of fluctuations in the yen-dollar exchange rate, in connection with the loan amounting to 8.8 billion Japanese yen granted by The Export Import Bank of Japan (currently the Japan Bank for International Cooperation) and maturing in February 2011, which accrues interest at a rate of 2.3% per annum. Such swap agreement provides a fixed exchange rate of 104.25 yen per U.S. dollar. The interest rate to be paid to Citibank N.A. during the validity of the loan for the dollars received is 7.98% per annum. As of December 31, 2002, the related liability, taking into account the effect of the above-mentioned swap and the additional interest accrued, amounts to US$86 million. The contract establishes, among other provisions for this type of transaction, certain events of default under which the creditor may accelerate payment terms. Events of default include failure to pay financial debts for amounts in excess of 2% of Telefónica’s shareholders’ equity.

2.	During December 1999, Telefónica entered into a foreign currency swap agreement with Citibank N.A. to hedge the risk of fluctuations in the euro-dollar exchange, in connection with a portion of Telefónica’s net position of assets and liabilities in euros, including the balance of the loan granted by Istituto Centrale per il Credito a Medio Termine (“Mediocredito Centrale”) which matures in November 2014, and accrues interest at a rate of 1.75% per annum. Such swap agreement has an 8-year term until November 2007 and provides a fixed exchange rate of 0.998 euro per U.S. dollar. The interest rate paid to Citibank N.A. during the validity of the loan for the dollars to be received is 2.61% per annum.

The only significant concentration of credit and operations as of December 31, 2002 and 2001 and as of September 30, 2002 was with the Argentine Government (Federal, Provincial and Municipal Government and Governmental agencies). Sales with such organizations considered as a whole during the three-month fiscal year ended December 31, 2002, the three-month period ended December 31, 2001 and during the years ended September 30, 2002, 2001 and 2000, respectively, amount to approximately 3.1%, 3.4%, 3.5%, 3.9% and 4.4% of net sales and balances as of December 31, 2002 and 2001 and as of September 30, 2002, are 74 million (includes 7 million corresponding to Telinver and 67 million corresponding to Telefónica), 207 million and 91 million (includes 5 million corresponding to Telinver and 86 million corresponding to Telefónica), respectively (in constant pesos of December 31, 2002).

Of the above-mentioned balances as of December 31, 2002 not yet collected as of the date of issuance of these financial statements, approximately 54 and 2 million for Telefónica and Telinver, respectively, were past due as of December 31, 2002. On the basis of Telefónica’s current collection efforts and the information available as of the date of issuance of these financial statements about Argentina’s future economic perspectives, Telefónica’s Management has estimated the possible collection terms and conditions of the receivables from government entities mentioned above.

The estimated financial effects of the possible deferral of collections from such government agencies have been considered to value such balances as of December 31, 2002. The portion of net value booked related to these receivables that Telefónica estimated that will be collected within twelve months has been classified as noncurrent as of December 31, 2002 and 2001 and as of September 30, 2002 (see Note 3.1.b) and 3.2.).

2.9.	Argentine legal requirements

Certain disclosures related to formal legal requirements for reporting in Argentina have been omitted for purposes of these consolidated financial statements, since they are not required for SEC reporting purposes.

2.10.	New Argentine Accounting Rules

On February 5, 2003, the FACPCE approved RT No. 21, which replaced RTs No. 4 and 5, indicating the information about related parties to be included in the financial statements. On February 19, 2003, Resolution MD 5/2003 of CPCECABA approved RT No. 21 with certain amendments. RT No. 21, in force for the fiscal years beginning on or after April 1, 2003, authorizes its early adoption. As of the date of issuance of these financial statements, the approval by CNV of the referenced RT was pending.

2.11.	Telefónica’s fiscal year-end change

On September 18, 2001, Telefónica’s Special Shareholders’ Meeting, approved the amendment of the fiscal year section of the Articles of Incorporation. This amendment consists of changing Telefónica’s fiscal year-end from September 30 to December 31. The Comisión Nacional de Comunicaciones (“CNC”) issued resolution No. 1,322 whereby it authorized Telefónica to change its fiscal year-end date.

3.	BREAKDOWN OF THE MAIN ACCOUNTS AND AGING OF ASSETS AND LIABILITIES

3.1	Breakdown of the main accounts

As of the end of each year/period, the main accounts were made up as follows (foreign currency balances are presented in Note 24.g) (balances stated in millions of constant Argentine pesos of December 31, 2002—See Note 2.2):

a)	Cash and banks:

	December 31, 2002	December 31, 2001 (unaudited)	September 30, 2002
Cash	1	13	1
Banks(1)	45	69	60

	46	82	61

(1)	As of December 31, 2002 includes 11 million from provincial bonds and 3 million from federal bonds.

b)	Trade receivables:

	December 31, 2002		December 31, 2001 (unaudited)		September 30, 2002
	Current	Noncurrent (2)	Current	Noncurrent	Current	Noncurrent
Past due(1)	441	30	1,174	116	534	39
Current	248	—	851	—	238	—

Subtotal	689	30	2,025	116	772	39

Allowance for doubtful accounts (Note 24.e)	(376)	(25)	(617)	(92)	(351)	(32)

Total	313	5	1,408	24	421	7

(1)	As a result of refinancing of past-due receivables, about 19 million of refinanced receivables are disclosed as current receivables as of December 31, 2002.
(2)	See Notes 2.8. and 3.2.

c)	Other receivables:

	December 31, 2002		December 31, 2001 (unaudited)		September 30, 2002
	Current	Noncurrent	Current	Noncurrent	Current	Noncurrent
Guarantee deposits	7	—	15	—	7	—
Prepayments to vendors	2	—	25	—	8	—
Related companies—Telefónica Comunicaciones Personales S.A. (“TCP”), TYSSA Telefónica y Sistemas S.A. (“TYSSA”), Telefónica Data de Argentina S.A. (“TDA”), Telefónica Gestión de Servicios Compartidos S.A. (“T-Gestiona”), Adquira Argentina S.A. (“Adquira”) and Atento Argentina S.A. (“Atento”)	39	—	48	—	55	—
Financial prepayments	12	—	—	—	—	—
Prepaid rentals	2	—	13	9	4	—
Prepaid services	22	1	26	4	27	1
Tax credit certificates(1)	15	15	—	33	15	15
Legal deposits	3	—	9	—	3	—
Value Added Tax	2	—	2	—	4	—
Tax on minimum presumed income	—	52	—	9	—	39
Patriotic Bond(2)	61	41	—	65	45	67
Deferred income tax assets, net(3)	—	2,009	—	179	—	2,214
Income tax	—	—	4	—	—	—
Other	28	3	74	10	30	3

Subtotal	193	2,121	216	309	198	2,339
Allowance for other receivables(4)	—	(2,009)	—	(179)	—	(2,214)

Total	193	112	216	130	198	125

(1)	See Note 15.2.
(2)	See Note 15.1.
(3)	See Note 2.5.k).
(4)	See Note 24.e).

d)	Inventories:

	Current
	December 31, 2002	December 31, 2001 (unaudited)	September 30, 2002
Raw materials and supplies	2	2	2
Directories in edition process	3	15	23
Telephony and other equipment	15	4	18
Prepayments to vendors	4	33	9

Subtotal (Note 24.f)	24	54	52
Allowance for impairment in value and slow turnover(1)	(7)	(15)	(7)

Total	17	39	45

(1)	See Note 24.e)

e)	Other assets:

	Current
	December 31, 2002	December 31, 2001 (unaudited)	September 30, 2002
Real property intended for sale	3	—	3

Total	3	—	3

f)	Trade payables:

	December 31, 2002		December 31, 2001 (unaudited)		September 30, 2002
	Current	Noncurrent	Current	Noncurrent	Current	Noncurrent
Vendors, contractors and correspondents	301	—	513	—	329	—
Management fee	73	—	44	—	70	—
Billing on account and behalf of cellular and audiotext companies	25	—	72	—	26	—
Services collected in advance(1)	3	68	7	70	17	69
Other	13	—	41	—	20	—

Total	415	68	677	70	462	69

(1)	Deferred revenues related to the sale of indefeasible right to use network capacity, recognized ratably over the stated life of the agreement.

g)	Bank and other financial payables:

	December 31, 2002		December 31, 2001 (unaudited)		September 30, 2002
	Current	Noncurrent	Current	Noncurrent	Current	Noncurrent
Credit balances with banks	6	—	70	—	7	—
Bank loans and long-term financing	155	422	124	327	182	454
Import financing	61	28	56	33	66	38
Related company—TISA(2)	3,353	—	2,137	—	3,663	—
Negotiable obligations(1)	86	3,426	277	2,333	127	3,732

Total	3,661	3,876	2,664	2,693	4,045	4,224

(1)	See issuance conditions in Notes 8.2.2. and 8.3.1.

(2)	As of December 31, 2002, includes 354 million corresponding to the Company (see Note 10.2.), 2,863 million corresponding to Telefónica (see Note 8.3.3.) and 136 million corresponding to Telinver (see Note 8.3.3.).

h)	Payroll and social security taxes payable:

	December 31, 2002		December 31, 2001 (unaudited)		September 30, 2002
	Current	Noncurrent	Current	Noncurrent	Current	Noncurrent
Vacation and bonus accrual	43	—	82	—	43	—
Social security taxes payable	14	—	28	—	10	—
Pre-retirement agreements(1)	12	28	28	85	13	33
Other	3	—	5	—	8	—

Total	72	28	143	85	74	33

(1)	Pre-retirement agreements mature through 2009, and do not have adjustment clauses. The amount includes 6 million related to benefits granted to employees included in such agreements, which are to be allocated by them to pension security tax payments corresponding to the period between the date of the agreement and December 31, 2002 and are to be paid by Telefónica until the worker qualifies to obtain legal pension benefits.

i)	Taxes payable:

	December 31, 2002		December 31, 2001 (unaudited)		September 30, 2002
	Current	Noncurrent	Current	Noncurrent	Current	Noncurrent
Income Tax accrual (net of prepayments)	—	—	74	—	—	—
Turnover tax accrual (net of prepayment)	13	—	26	—	14	—
Health and safety assessment	17	—	35	—	16	—
Value added tax	—	—	57	—	—	—
Tax on minimum presumed income	49	—	—	—	36	—
Deferred income tax liabilities	—	—	—	50	—	—
Other	16	—	22	—	13	—

Total	95	—	214	50	79	—

j)	Other payables:

	December 31, 2002		December 31, 2001 (unaudited)		September 30, 2002
	Current	Noncurrent	Current	Noncurrent	Current	Noncurrent
Financial instruments(1)	5	32	4	33	5	38
International Telecommunications Union	21	—	46	—	21	—
Debt with TYSSA, TCP, TDA and Atento	1	—	22	—	4	—
Other	27	33	44	80	27	33

Total	54	65	116	113	57	71

(1)	Corresponds to the foreign currency swaps described in Note 2.8.

k)	Goodwill on investments in companies:

	Original value			Depreciation
	At beginning of year/ period	Increase (Decrease)	At end of year/ period	At beginning of year/ period	For the year/ period	Decrease	At end of year/ period	Net book value
Three-month fiscal year ended December 31, 2002	490	—	490	141	6	—	147	343

Three-month period ended December 31, 2001 (unaudited)	596	—	596	189	9	—	198	398

Year ended September 30, 2002	596	(106)	490	189	52	(100)	141	349

Year ended September 30, 2001	611	(15)	596	162	29	(2)	189	407

Year ended September 30, 2000	600	11	611	125	37	—	162	449

l)	Cost of services provided:

	December 31, 2002	December 31, 2001 (unaudited)	September 30, 2002	September 30, 2001	September 30, 2000
Telecommunications services (Note 24.h)	459	729	2,410	2,845	3,529
Cost of services provided (Note 24.f)	39	34	49	249	205

Total	498	763	2,459	3,094	3,734

3.2	AGING OF ASSETS AND LIABILITIES AS OF DECEMBER 31, 2002:

	Assets				Liabilities
	Investments	Trade receivables(a)		Other Receivables(c)	Trade payables	Bank and other financial payables	Payroll and Social Security Taxes payable	Taxes payable	Other payables
Past-due(a):
Up to three months	—	89		—	38	—	—	—	1
From three to six months	—	35		—	3	—	—	—	—
From six to nine months	—	40		—	3	—	—	—	—
From nine to twelve months	—	56		1	1	—	—	—	—
From one to two years	—	124		4	2	—	—	—	—
From two to three years	—	50		1	7	—	—	—	—
At sight:	—	—		28	12	45	—	20	38

Current:
Up to three months	351	233		74	334	3,291	49	26	11
From three to six months	—	12		27	1	180	8	49	1
From six to nine months	—	5		33	13	87	9	—	3
From nine to twelve months	—	6		25	1	58	6	—	—
From one to two years	—	—		63	3	2,051	7	—	12
From two to three years	—	—		1	3	101	8	—	11
From three to four years	—	—		—	3	294	5	—	10
From four to five years	—	—		—	3	37	3	—	10
Over five years	—	—		48	56	1,393	5	—	21

Subtotal	351	719		305	483	7,537	100	95	118
Allowance for doubtful accounts	—	(401)		—	—	—	—	—	—
Benefits under the Collective Labor Agreements	—	—		—	—	—	—	—	1

Total	351	318		305	483	7,537	100	95	119

Percentage accruing interest at fixed rate	100%	1%		11%	—	51%	—	—	4%
Percentage accruing interest at variable rate	—	64	%(b)	33%	—	48%	—	—	—
Average interest rate in foreign currency	1%	—		9%	—	10%	—	—	6%
Average interest rate in local currency	1%	81%		3%	—	10%	—	—	—

(a)	Include 30 million classified as non-current taking into account Telefónica’s management estimates regarding probable collection terms (see Note 2.8.).
(b)	Such percentage is related to the portion of receivables over which surcharges are applicable for being in arrears. The rate indicated is that corresponding to bills collected with such surcharges.
(c)	Not including amounts corresponding to net deferred tax asset totally reserved.

4.	CORPORATE REORGANIZATION

4.1.	Tender offer for Telefónica shares

On January 12, 2000, TESA launched a tender offer for the stock of Telefónica whereby TESA offered to exchange for its own stock any and all Telefónica Class B shares not already directly or indirectly held by TESA. Telefónica shares subject to TESA tender offer represented 48.2% of Telefónica capital stock at that moment. As a result of the above-mentioned exchange of shares, and the transactions described in Note 10.2.1. —”Agreement signed by the Company’s Shareholders”—, 98% of Telefónica Common Capital Stock is indirectly controlled by TESA.

4.2.	Telefónica reorganization

As a consequence of TESA’s plan to reorganize of its group operations by line of business, on January 30, 2001 and March 30, 2001, the Company’s and Telefónica’s Board of Directors and Telefónica’s Special Shareholders’ Meeting, respectively, resolved to reorganize some of its businesses.

After the above-mentioned reorganization, Telefónica, and consequently the Company, no longer holds an interest in TCP, TDA and TYSSA, whose businesses had previously been reorganized. According to the Board of Directors and the Special Shareholders’ Meetings of Telefónica and the above-mentioned subsidiaries, Telefónica’s equity interests in the above-mentioned former subsidiaries were spun-off (and therefore Telefónica’s capital stock was reduced) and those equity interests were merged into certain companies indirectly controlled by TESA (those companies operating the related specific business lines—Mobile and Data).

Furthermore, as approved by the Company and Telefónica’s Board of Directors and Telefónica’s Special Shareholders’ Meeting, the minority shareholders that are not related to TESA exchanged their Telefónica’s shares for shares of the companies into which the spun-off businesses were merged, in proportion to their interest in Telefónica. As a result of the capital reduction caused by the spin-off, the shares exchanged by the minority shareholders were cancelled, and minority shareholders hold an equal equity interest percentage in Telefónica and in the companies into which the spun-off businesses were merged. Registration in the Public Registry of Commerce of the above mentioned reorganization, became effective November 16, 2001 and the share exchange mentioned above was completed on December 12, 2001. Telefónica acquired, at their listing value, the fractions of Telefónica shares held by minority shareholders. The related 2,355 treasury shares were acquired at a price of $2.23 (in constant pesos of December 31, 2002) per share. Until these shares are sold, Telefónica may not exercise any of the rights inherent therein.

Described below are the agreements approved by Telefónica, TCP, Telinver, Telefónica Móviles Argentina S.A. (“TMA”) and TDA Board of Directors and Special Shareholders’ Meetings on January 30, 2001 and March 30, 2001, respectively, in connection with the reorganization transactions:

a)	Agreement between Telefónica, Telinver, TCP and TDA whereby:

—	Telinver spun-off the assets and liabilities related to the sale of equipment and point of sales network businesses and those assets and liabilities were merged into Telefónica.

—	TCP spun-off certain assets and liabilities related to the data transmission business, including the authorization to use Band “B” of the Table 1.2. of Frequencies included in Exhibit 1 of Resolution No. 869/98 of the SC in the Buenos Aires Multiple Area and certain cities located in the northern region of the country. The authorization had been granted to Aki under Resolution No. 18,766/99. Those assets and liabilities were merged into Telefónica.

—	TDA spun-off certain assets and liabilities related to the Internet Access business (including all of its customers other than corporate customers) and point-to-point lines in the southern region. These assets and liabilities were merged into Telefónica.

The above-mentioned spin-off-mergers were effective as from January 1, 2001 (“Date of the First Reorganization”).

b)	Agreement between Telefónica, TDA and TMA whereby Telefónica spun-off (i) the assets and liabilities related to the data business, including Telefónica’s international data business, the portion of Telefónica’s goodwill related to the TDA data business and the ownership interest in TDA, and (ii) Telefónica’s consulting business (Telefónica’s interest in TYSSA) that were merged into TDA. Additionally, Telefónica spun-off the mobile communications business related to Telefónica’s interest in TCP. That business was merged into TMA. The corporate reorganization described in this paragraph was effective as from February 1, 2001 (“Date of the Second Reorganization”).

c)	As from February 1, 2001 (“Date of the Third Reorganization”), Telinver spun-off and merged with Telefónica the assets of its e-commerce business, including its 50% interest in ECL.

Due to the tax effects of the reorganization and with regard to its exemption from income and value-added taxes, section 77 of the income tax law provides that Telefónica and its indirect controlling company shall, among other things, keep for a period of two years as from the reorganization date:

a)	the activities developed by the reorganized companies (or similar activities), and

b)	its shares listed on self-regulated stock-exchange markets (or, otherwise, Telefónica shareholders shall maintain an interest in the capital stock of the successor companies of at least 80% of the capital stock of the restructured companies as of the reorganization dates).

Telefónica and its indirect controlling company have fulfilled the requirements mentioned in a) and b) above.

The following tables show the approximate effect of the spun-off businesses (balances in constant pesos of December 31, 2002) on the consolidated statements of operations and cash flows for the years ended September 30, 2001 and 2000.

•	Consolidated loss of Telefónica’s spun-off businesses:

The results of operations related to Telefónica’s spun-off businesses for the years ended September 30, 2001 and 2000 are as follows:

	September 30, 2001(a)(b)	September 30, 2000(b)
Net revenues	637	1,907
Cost of services provided	(406)	(1,076)
Administrative expenses	(78)	(157)
Selling expenses	(189)	(589)

Operating (loss) income	(36)	85
Loss on equity investments	—	(4)
Other income, net	—	2
Financial (loss) income on assets	(5)	20
Financial loss on liabilities	(47)	(105)

Net loss of spun-off businesses	(88)	(2)
Income tax of spun-off businesses	30	(22)
Minority interest of spun-off businesses	43	—

Company’s interest in loss of spun-off businesses	(15)	(24)

(a)	Includes operations for the four-month period up to the effective reorganization date.
(b)	Stated in constant pesos of December 31, 2002.

•	Consolidated cash flows of the spun-off businesses:

Cash flows provided by the spun-off businesses for the four-month period up to the effective reorganization date (January 30, 2001) totaled 161 million (in constant pesos of December 31, 2002) and cash flows used in the spun-off businesses for the year ended September 30, 2000 totaled 489 million (in constant pesos of December 31, 2002) (see consolidated statements of cash flows).

5.	PREFERRED SHARES

As detailed in the Statement of changes in shareholders’ equity and in Note 6., the Company’s capital stock is comprised of common and preferred shares issued under Argentine law. The main issuance clauses of the preferred shares related to dividend payments, preferences among the various classes of preferred shares, preferences of the latter over common shares and the redemption of preferred shares, and, as may be seen from the issuance minutes, are as follows:

a)	Three different classes of preferred shares were issued, A, B and C. Each class accrues an annual preferred dividend at the rates established in the issuance clauses. Class C shares were amortized in two equal installments on April 30, 1996 and 1995.

b)	The original issuance conditions of preferred shares provided that the redemption value of preferred capital and the preferred dividends were established in US dollars and until March 31, 2002, the Company valued them in accordance with such clauses. However, and according to the Company’s and its legal advisors’ final analysis, such redemption value and the preferred dividends have been affected by the conversion into pesos provided by the new legal framework in effect in Argentina, established by Decrees No. 214/02 and No. 320/02 (see Note 21.). Consequently, the redemption value of preferred capital and the preferred dividends have been converted into pesos at a one peso ($1) = one U.S. dollar (US$ 1) exchange rate, being applicable to such amounts the adjustment by the benchmark stabilization coefficient (see Note 21.) accrued until the redemption date.

c)	The first accrual period of preferred dividends started on November 8, 1990 and ended on December 31, 1991, and thereafter, to June 29, 1998 coincides with the Company’s fiscal year-end. The Special Shareholders’ Meeting held on June 29, 1998, resolved to modify the Company’s year-end date. Such Meeting also established that the periods for accruing preferred dividends will be computed as from January 1 through December 31 each year, irrespective of the Company’s year-end date.

d)	Preferred dividends are cumulative. The issuance clauses of preferred stock state that such shares enjoy preference over common stock. Likewise, Class A preferred stock enjoys preference over Class B preferred stock. Dividend preferences include a priority order for voting and approval as well as for payment.

e)	Preferred dividend payment dates are as follows:

1.	Preferred dividends on Class A shares: the first date was April 30, 1994 and thereafter dividends are paid on the 30th day of April in each year to and including 2003.

2.	Preferred dividends on Class B shares: the first date was April 30, 1992 and thereafter dividends are paid on the 30th day of April in each year to and including 2007.

On each payment date any dividend accrued during the immediately preceding accrual period shall be paid.

f)	Preferred capital amortization dates are as follows:

1.	Class A shares of Preferred Stock: the first date was April 30, 1997 and thereafter, amortizations are made on the 30th day of April in each year until and including 2003, in installments equal to a seventh of the preferred capital of this type of stock. The Regular and Special Shareholders’ Meeting held on March 31, 1997 voted an early redemption of Class A preferred shares for a total US$38,460,047 (face value of 20,306,905 (historical value)).

2.	Class B shares of Preferred Stock: beginning on April 30, 1998 and thereafter, amortizations shall be made on the 30th day of April in each year until and including 2007, in installments equal to a tenth of the preferred capital of this type of stock. The Regular and Special Shareholders’ Meeting held on March 31, 1997 voted an early redemption of Class B preferred shares for a total US$37,848,336 (face value of 19,983,921 (historical value)).

The Special Shareholders’ Meetings held on April 30, 2001, April 28, 2000 and April 30, 1999 voted partial redemptions of Class A and B preferred shares for a total, in each redemption, US$1,640,000 (face value 865,920 in historical pesos) and US$4,030,000 (face value 2,127,840 in historical pesos), respectively, as set forth in the issuance conditions of such shares. These reductions were registered in the Public Registry of Commerce on June 12, 2001, July 21, 2000 and September 10, 1999, respectively.

g)	For the preferred capital stock fully amortized and to the extent that there shall be any preferred dividends unpaid, beneficial bonds shall be issued pursuant to Section 228 of LSC, as amended. Bondholders shall have the same preference as the holders of Preferred Stock. Amortization payments shall be made from liquid realized profits or free reserves.

h)	If, for any reason, preferred capital amortization cannot be made on the appropriate date, such payments shall be made on the next succeeding amortization date and so on.

i)	In the event of liquidation of the Company, for whatever reason, the holders of Preferred Stock shall collect first any preferred unamortized capital and then any preferred dividends accrued.

j)	The Company, among other provisions detailed in the issuance conditions, has agreed:

1.	Not to reduce its holding of shares of common stock of the controlled company to less than a majority thereof, without the prior consent of the holders of Preferred Stock in a Special Meeting of Preferred Shareholders.

2.	To control decisions inside the Board of Directors and General Shareholders’ Meetings of the controlled company.

3.	To make no investment other than in shares of the controlled company and assets incidental to the holdings of such shares by the Company.

4.	To incur no debt that shall cause all the debts of the Company to exceed at any time the amount of US$850 million over.

As of the date of issuance of these financial statements, the Company has met all obligations arising from the issuance conditions of preferred stock. As of the date of these financial statements, there are accumulated unpaid but not yet due preferred dividends and preferred capital stock that has not been redeemed as set forth in the original schedule, because, as of April 30, 2003 and 2002, the Company did not have liquid realized profits or free reserves as stipulated by issuance conditions. Consequently these unpaid amounts are to be considered not due.

k)	The holders of Preferred Stock shall have no right to receive common stock dividends whether from capitalization of reserves, capital adjustments or otherwise.

l)	The holders of Preferred Stock shall have no voting rights except as provided in clause 8 of the issuance conditions of each class of the preferred shares which mainly relate to: (i) the provisions of Sections 217 and 244 of LSC as amended, (ii) if voluntary dissolution of the Company has been elected by the Company or if its dissolution is decided by the appropriate corporate body or authority and (iii) if there is any preferred capital unredeemed at the maturity date. In these cases the holders of Preferred Stock shall have one vote per share.

The right to vote shall cease after the Company has complied with all its obligations, has ceased all acts that may prejudice preferred shareholders, after the delay is corrected or after the noncompliance is remedied or its effects are compensated.

The detail of capital determined in accordance with the issuance clauses prevailing and the preferred dividends accumulated, unpaid but not yet due as of December 31, 2002 as established in the issuance clauses and current law, is as follows:

	Capital stock(1)			Amounts stated in millions of Argentine pesos
Class of Preferred Stock	Face value in millions of Argentine pesos		Redemption value in millions of Argentine pesos(2)	Accumulated unpaid dividends as of December 31, 2001(3)	Twelfth preferred dividend period(4)	Total accumulated unpaid but not due preferred dividends
“A”	2		5	—	—	—
“B”	13		34	2	2	4

	14	(5)	39	2	2	4

(1)	See Note 6.
(2)	See b) in this Note.
(3)	It is related to the preferred dividends accrued during the twelve-month periods ended December 31, 2001, which are unpaid as of December 31, 2002, plus the adjustment for the benchmark stabilization coefficient as of December 31, 2002.
(4)	Preferred dividends accrued during the twelve-month period ended December 31, 2002 for Class A and B preferred stock, as stated in the issuance conditions and considering the effects of Decree No. 214/02 and related laws, amounted to approximately 131,000 and 2,161,000, respectively.
(5)	The table may not sum due to rounding in millions. See Note 6.

As of December 31, 2002 preferred stock adjusted for inflation as stated in Note 2.2. amounts to 58 million, while preferred capital stock determined in accordance with the issuance clauses and the legal framework mentioned above amounts to 39 million. The Company believes that the difference of 19 million in the value of preferred stock represents a redistribution of the total value of the Company’s capital stock between its common and preferred shareholders. The difference as of December 31, 2002 is comprised of a 20 million (in constant pesos of December 31, 2002) beginning balance and a decrease of 1 million in constant pesos, corresponding to the evolution of the net balance of the preferred stock, generated by the effect of Decree No. 214/02 and related laws.

The issuance provisions of the Company’s preferred A and B shares provide that, should there be no liquid realized profits or free reserves, the Company will not partially amortize preferred capital or pay the respective preferred dividends. Should there be preferred un-amortized past due capital, the issuance provisions of preferred A and B stock provide that preferred stockholders would be entitled to one vote per share. Based on the situations described in Notes 7.d) and 20. and according to the above-mentioned provisions, the Company did not amortize preferred stock or pay preferred dividends corresponding to the eleventh and twelfth period. For the above reasons this situation is not to be considered default.

According to item 5.a of the preferred shares issuance conditions, the holders of Class A shares of Preferred Stock are entitled to one vote per share as from April 30, 2003, since the tenth dividend payment date for such kind of shares has taken place, and there is preferred capital unredeemed as of such date.

6.	CAPITAL STOCK

Below is the Company’s capital status as of December 31, 2002:

Subscribed, paid in, issued and registered with the Public Registry of Commerce (historical values)
Common shares, series “A” (Face value $0.10, one vote per share)	441,492,779.70
Common shares, series “B” (Face value $0.10, one vote per share)	89,147,519.90

Subtotal	530,640,299.60

Class “A” Preferred Shares (Face value $0.10 each)(1)	1,731,840.00
Class “B” Preferred Shares (Face value $0.10 each)(1)	12,767,040.00

Subtotal	14,498,880.00

Total	545,139,179.60

(1)	See Note 5.b)

7.	LIST OF CONDITIONS AND THE TRANSFER CONTRACT—EXCLUSIVITY OF THE LICENSE—OTHER RESTRICTIONS

a)	The license which the controlled company holds for providing the telecommunications service may be revoked upon the fail in complying certain obligations. The List of Conditions and the Transfer Contract set forth the principal obligations of the Company and Telefónica under the List of Conditions and the Transfer Contract, of which the following still in force:

1.	The assets contributed to Telefónica used in providing telecommunications services may not be sold, assigned, transferred or encumbered in any way without the authorization of the SC.

2.	Telefónica Holding de Argentina S.A. (“THA”) and Telefónica International Holding B.V. (“TIHBV”), as members of the Consortium which was awarded the shares of the controlled company, may under no circumstances reduce their investment in the Company to percentages below twenty and ten percent (20% and 10%), respectively, of the common shares with voting rights, without the prior authorization from the Regulatory Authority.

3.	The Company may not reduce its investment, as a whole, below fifty-one percent (51%) of Telefónica’s total capital with voting rights with class A shares, without prior authorization by the Regulatory Authority.

4.	Telefónica has to maintain all or a substantial part of the provision of the telephone service and Telefónica’s main business and principal place of business in Argentina may not be changed.

5.	Telefónica has to meet certain objectives related to the services provided. The most important of these objectives are efficiency and services quality. In addition, suppliers of data and value added services are to be given equal access to telephone lines.

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

On March 31, 1999, Telefónica signed a license agreement with the SC for an unlimited period of time, to provide local and domestic and international long-distance telephone services and telex services in the Northern region of the country. Telefónica’s obligations under the license, mainly related to service quality and coverage of the areas to be serviced.

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

Telefónica’s short-term strategy has been to continuously adapt its business strategy to address the challenges and risks presented by the Argentine economic crisis. Therefore, the short-term strategy focuses on the renegotiation of tariffs, cost controls and efficiency improvements, capital expenditures controls, improvements in working capital and management of cash and liquidity.

Telefónica’s current long-term business strategy is to maintain and enhance its position in Argentina’s competitive telecommunications market. The implementation of this strategy involves the introduction of service offerings in new geographic areas, improving and expanding services Telefónica currently serve in the markets and its continuous development as a provider of telecommunications services for corporate and residential customers.

In the long term, Telefónica intends to continue to solidify its position as the leading provider at integrated business solutions in Argentina by providing a full range of services including voice, value added services, broad band (“ADSL”), dial-up Internet access, sales of telephone equipment and other high-technology products for corporate users through different marketing channels. Telefónica also intends to continue to invest substantial resources and efforts into training and personnel development and incentive programs to reduce costs and improve efficiency.

Telefónica considers that the implementation of these short and long-term business strategies will continue having a positive impact on the competitiveness of telecommunications activities reducing the adverse effects of growing competition and Argentina’s economic and political situation.

During 2002, additional factors have had material effects on Telefónica´s operations, results and financial condition. Such factors arise from the Argentine economic crisis and the effect of the current regulatory framework on Telefónica´s ability to respond to the above mentioned effects. (see Notes 8. and 12.).

c)	Legal reserve: in accordance with Argentine legal requirements currently in force, 5% of the year’s realized income must be appropriated to legal reserve until reaching 20% of adjusted capital stock.

d)	Dividends: as far as the restrictions related to the dividends of preferred shareholders are concerned, see Note 5.

As of December 31, 2002, the Company has retained losses of 2,642 million and a reserve for future dividends of 832 million (in constant pesos of December 31, 2002). Consequently, the dividend distribution is restricted. See Note 20.

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

As of December 31, 2002, consolidated current assets in foreign currency are lower than consolidated current liabilities in foreign currency in the amount of US$979 million (equivalent to 3,298 million).

The Company and Telefónica have prepared their financing projections and plans expecting to cover future fund needs to continue Telefónica’s investment plan and repay short and long-term debt mainly with funds generated by the operations plus bank loans and access to capital markets. Alternatively, they would seek for long-term refinancing of their payables.

However, owing to the macroeconomic situation described in Note 21., as of the date of issuance of these financial statements, third parties’ credit lines are not available in amounts sufficient to enable the Company and Telefónica, together with internally generated funds, to meet current debt obligations. Furthermore, it is not possible to determine whether this situation will improve in the short term. (See Note 26.)

Since early December 2001, Argentine authorities implemented a number of monetary and currency exchange control measures that mainly included restrictions on the withdrawal of funds deposited with banks and tight restrictions for making transfers abroad, with the exception of those related to foreign trade and other authorized transactions, most of which have been eliminated as of the date of issuance of these financial statements (See Note 21.).

THA, a shareholder of the Company, is evaluating Cointel’s financing needs considering the Argentine economic situation and the current difficulties to have access to credit, and has expressed its commitment to use its best efforts to provide financing directly or indirectly, subject to THA’s own fund availability, which depends on the evolution of the issues affecting THA’s own financial situation.

On the other hand, TESA (Telefónica Internacional S.A.’s (“TISA”) parent company) has advised the Company and Telefónica that, as of the date of issuance of these financial statements, it was still evaluating the Argentine macroeconomic context and analyzing financing alternatives for such companies, including the possibility of refinancing over the long-term its current loans to such companies and, if necessary, providing additional financing.

Consequently, the Company’s and Telefónica’s ability to settle their payables to local and foreign creditors depends upon the possibility of obtaining financing or, if not possible, of refinancing financial payables, as well as, if necessary, the granting of additional financing by its direct or indirect controlling companies.

Should no financing alternatives be available for the Company and Telefónica or should the Company and Telefónica not succeed in obtaining refinancing, such companies would not have sufficient funds available to meet their current liabilities (including those disclosed as current on the consolidated balance sheet as of December 31, 2002 and those liabilities that would turn into current payables if creditors claimed a default) (Ps.3,801 million classified as non-current containing cross-acceleration clauses) payable to local and foreign creditors.

Although the Company and Telefónica will continue to make their best effort to obtain such financing, which up to date have had favorable results through obtaining waivers from creditors, the exchange for long-term debt (see Note 8.3.1.) and short-term refinancing, as of the date of issuance of these financial statements, it is not possible to assure what the result of such negotiations will be and, consequently, whether the Company and Telefónica will be able to settle their current liabilities in the normal course of business and maintain their normal operations.

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

Due to the above-mentioned transactions the Company booked since 1998 a loan secured by Telefónica shares which was allocated in the balance of the “Noncurrent—Banks and other financial payables” and classified 40.2 million Telefónica Class B shares freely disposable as noncurrent, valuing them at their market value net of estimated selling expenses at the end of each year.

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

On March 6, 1998 the Company had granted ML a call option on 40.2 million Telefónica Class B shares to be exercised on May 28, 2003, for an approximate value of US$6.2 per share adjusted for the dividend distributions made by Telefónica through that date. On June 30, 2000, the Company and ML amended certain conditions of this agreement, whereby ML has the right to require from Cointel, on May 28, 2003, the delivery of capital stock of TESA instead of Telefónica shares, modifying the strike price of the call option for such TESA’s shares, in proportion to the price offered for Telefónica shares in the TESA Tender Offer described in Note 4. If, on May 28, 2003, the market price of TESA ADRs would have been higher than US$102.79 (the exercise price), ML may have acquired from the Company 2.23 million TESA ADRs at the exercise price. The call option market value as of December 31, 2002 was not material. At the expiration date, May 28, 2003, the market price of TESA ADRs was lower than US$102.79, consequently ML did not exercise this call option.

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

Under the Program, the Company’s Board of Directors decided the issuance of two series of Negotiable obligations: “A” Series for US$225 million and “B” Series for 175 million; the maturity date is August 1, 2004, for both series. On July 3, 1997 the CNV approved the issuance. On July 24, 1997, the Company placed all of the issuance on the market. The net proceeds of this transaction which totaled approximately US$395 million were used to refinance bank debts maturing from January through September 1998.

The main terms and conditions of this issuance of Negotiable obligations are:

a)	Face value: US$1 and $1 for the “A” and “B” Series, respectively, bearer and registered, ordinary, nonconvertible into shares.

b)	The total amortization of the Negotiable obligations is to take place in one single installment payable at seven years for both series. Such amortization, as well as accrued interest, is to be paid in US dollars in the case of the “A” Series, and in US dollars or Argentine pesos in the case of the “B” Series (at the discretion of the obligee). The Company may redeem such obligations for fiscal reasons, at 100% of their face value plus interest accrued through the redemption date.

c)	The securities accrue an annual interest of 8.85% and 10.375% on “A” Series and “B” Series, respectively, payable half-yearly in arrears with due dates on February 1 and on August 1 of each year and beginning on February 1, 1998.

d)	This issuance does not constitute either a secured or a subordinated debt of the Company, ranking pari-passu -with no preferences- in respect of the Company’s current and future unsecured and unsubordinated debts.

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

The meetings of the Holders of the Company’s Negotiable obligations were held on December 28, 2000. Those meetings approved certain amendments to the terms and conditions of issuance of those negotiable obligations which allowed TESA’s reorganization described in Note 4. The Company paid bondholders that approved the reorganization an “authorization fee” equal to 0.75% of the amount of the principal for those bondholders who voted in favor, in the aggregate amount of 4.8 million plus 2.8 million (in constant pesos of December 31, 2002) corresponding to fees and other related expenses. Additionally, the Company obtained approvals from certain creditors that permitted TESA’s reorganization.

8.2.3.	Other financial debt

On April 30, 1997 a debt instrument was issued in favor of a preferred shareholder who accepted an early redemption of Class B preferred shares, for a face value of US$23 million with an interest rate equal to the dividend of the preferred shares being redeemed and amortization of the principal amount in ten equal and consecutive annual installments as from April 30, 1998. This debt instrument was settled on May 9, 2002 (see Note 10.2). As of its cancellation date, principal amount plus interest accrued through that date amounted to US$14.5 million.

8.3. Telefónica	(See Note 26)

8.3.1.	Negotiable obligations

As of December 31, 2002, there are three Negotiable obligations issues outstanding:

Month and year of issuance	Face value (in million)			Term in years	Maturity month/year	Rate per annum %	Use of proceeds
11/94	US$	300		10	11/2004	11.875	(b	)
05/98	US$	400	(a)	10	05/2008	9.125	(b	)
06/02	US$	71		4	07/2006	9.875	(c	)

(a)	In August 1998, Telefónica bought and cancelled in advance US$31.5 million of the first class under the global program. Accordingly, the amount of principal owed as of December 31, 2002, for such issuance is US$368.5 million.
(b)	Financing of capital expenditures in Argentina.
(c)	Refinancing of liabilities.

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

— Exchange of negotiable obligations

On May 20, 2002 Telefónica’s Board of Directors decided to launch an offer to exchange the full amount of the issue made in July 1999 for a principal amount of US$100 million due July 1, 2002, hereinafter the “2002 Notes”.

This exchange offer began on May 28, 2002, and for each US$1,000 in principal in circulation of the 2002 Notes, Telefónica offered to exchange:

•	a principal amount of US$850 for new notes to be issued at 9.875%, due July 1, 2006, hereinafter the “2006 Notes”, plus

•	US$100 in cash for all 2002 Notes included in valid tenders until June 21, 2002, plus

•	US$50 in cash for all 2002 Notes in valid tenders made until June 13, 2002 (a date subsequently extended to June 18, 2002) as Early Tender Fee.

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

The 2006 Notes accrue interest as from July 1, 2002 at an annual rate of 9.875% payable six-monthly on January 1 and July 1. The first interest payment date was January 1, 2003. The 2006 Notes include a mandatory redemption right that can be exercised by the holders after July 1, 2004 if by July 1, 2004 the total outstanding principal amount corresponding to the issue made by Telefónica in November 1994 (hereafter the 2004 Notes) plus any refinancing of such notes due prior to July 1, 2006, were to exceed 30% of the total initial principal amount of the 2004 Notes.

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

8.3.2.	Long-term bank financing

Telefónica has borrowed funds from major financial institutions in an amount equivalent to 422 million as of December 31, 2002. These funds have been borrowed under terms and conditions customary in this kind of transaction, which generally refer to the commitment not to encumber or grant security interests on its assets or on present or future revenues, other than certain permitted encumbrances or unless certain predetermined conditions are met.

Telefónica has received from a foreign financial institution not related to Telefónica a credit facility for an amount of US$12 million, which is due for payment in the long term under originally agreed conditions. Under certain covenants included in the loan agreement executed with such organization, and due to the effects of the Argentine economic crisis on Telefónica’s financial statements and financial position, the creditor has become entitled to declare, upon expiry of the stipulated grace period, the amount receivable from Telefónica to be immediately due and payable. On February 4, 2003, Telefónica requested from the creditor a specific waiver regarding such instances of noncompliance, which was obtained as it relates to these financial statements as of December 31, 2002.

Additionally, Telefónica uses other long-term bank credit lines to finance imports from different commercial banks.

8.3.3.	Other financing—Related Parties

As of December 31, 2002, Telefónica and Telinver owed approximately 2,863 million (about US$850 million) (see Note 10.2.4.) and 136 million (US$40 million), respectively, to related parties, which had matured through March 2003 and were renewed through June 2003. These loans accrued interests at one-month LIBOR plus 8% per annum, payable monthly. These agreements established the usual commitments for these kinds of transactions, as well as clauses that establish that the creditor may accelerate the terms of Telefónica’s payables (“events of anticipated maturity”) if there are changes in Telefónica’s equity, economic and financial situation that due to their adverse nature may affect Telefónica’s capacity to comply with the obligations assumed in the agreements or if there are restrictions that may limit the capacity of Telefónica to repay its debts.

The creditor has advised Telefónica that until September 20, 2003, (beyond the due date of such debt): (i) the effects of the Public Emergency System implemented in Argentina by Decree No. 1,570/01, Law No. 25,561, as supplemented and amended, in force shall not be considered by the creditor as an event of anticipated maturity; and (ii) the creditor shall not consider that, as of such date, loans have become immediately due and payable in accordance with the agreements.

The loan agreements currently in effect additionally contain acceleration clauses that would be triggered in the event of certain court or out-of-court procedures being initiated in connection with claims exceeding a certain percentage of the shareholders’ equity of Telefónica or one of its significant subsidiaries in accordance with the definition stipulated in such loan agreements. Telefónica has obtained a waiver in respect of procedures of this nature that were pending against Telefónica as of June 13, 2003, subject to a condition that no other debt be accelerated on similar grounds.

As of the date of these financial statements, the Company and Telefónica have met all obligations arising from the issuance of the above-mentioned debt instruments.

9.	REGISTRABLE ASSETS OF TELEFONICA

On October 27, 1994, “ENTel in liquidation” issued Resolution No. 96/94 whereby it undertakes to perform all necessary acts to accomplish the transfer of title of registrable assets for such time as may be necessary, notifying Telefónica 60 days before the date that may be defined as the expiration of ENTel’s commitment. This resolution recognized that the licensee companies will be entitled to claim the indemnity stipulated in the Transfer Contract for the real property whose title had not been conveyed to them by the time of the expiration of the above mentioned period. As of December 31, 2002 these assets have a net book value of about 632 million (in constant pesos of December 31, 2002), of which approximately 553 million (in constant pesos of December 31, 2002) have been registered in Telefónica’s name. In Telefónica’s opinion, the registration of title of a major portion of the most significant assets contributed by ENTel will be successfully completed. Accordingly, in Telefónica’s Management opinion, the final outcome of this matter will not have a significant impact on Telefónica’s results of operations and/or its financial position.

10. ACCOUNTS	AND TRANSACTIONS WITH AFFILIATES AND RELATED COMPANIES

10.1. Affiliates	(amounts expressed in millions of Argentine pesos)

10.1.1. Telinver	(see Note 4.)

On December 23, 2000 and June 28, 2001, Telefónica made irrevocable capital contributions to Telinver in an amount of 37 million (in constant pesos of December 31, 2002) and 79 million (in constant pesos of December 31, 2002), respectively, the first one through the settlement of certain receivables outstanding with Telinver.

As of December 31, 2002, current liabilities in foreign currency of Telinver exceed current assets in foreign currency by approximately US$36 million and, in addition, total liabilities exceed total assets, so there is a negative shareholders’ equity of 45 million (in constant pesos of December 31, 2002) and consequently Telinver falls under the conditions for mandatory dissolution caused by loss of company’s capital stock due to accumulated losses set forth in clause 5 of Section 94 of the LSC. However, Decree 1269/02 dated July 16, 2002 has suspended the enforcement of clause 5 of section 94 and section 206 of the LSC until December 10, 2003.

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

10.1.2.	ECL

As of December 31, 2002, Telefónica holds together with Alto Palermo S.A. (“APSA”) a 50% interest in ECL for the development of an e-commerce shopping center. Thus, Telefónica, as successor of the rights and obligations assumed by Telinver with respect to this business, was bound to make, together with APSA, irrevocable contributions for the amount of US$10 million, which were made effective in equal parts on April 30, 2001.

Additionally, the parties undertook to make a capital contribution for the development of new business lines for a maximum of 12 million, 75% of which is to be contributed by Telefónica.

10.2. Section	33—Law No. 19,550 companies and related companies

Section 33—Law No. 19,550 companies

As of December 31, 2002, there are nine outstanding loan agreements executed between TISA (as lender) and the Company (as borrower) as set forth in the table included below. These loans accrued interest at six-month LIBOR plus a differential between 8% and 9%, payable semiannually. The principal (except for what is described in reference (a) of the above-mentioned table) had a semiannual repayment term, renewable automatically unless TISA notifies in writing its intention not to extend the contract at least three business days before expiration date.

During the fiscal year ended September 30, 2002, the Company and TISA executed an amendment to certain loan agreements whereby they agreed that TISA could determine, prior written notice, the conversion into principal of accrued interests as of each due date. During the three-month fiscal year ended December 31, 2002, interests converted into principal under the above-mentioned loans amounted to US$2 million.

The detail of the loans is as follows:

Original agreement date	Last renewal date as of December 31, 2002	Maturity date		Principal as of December 31, 2002 (in millions of US$)
06-07-01	09-09-02	03-10-03	(b)	38.0
07-26-01	10-30-02	04-30-03	(b)	10.8
07-27-01	10-30-02	04-30-03	(b)	9.9
09-13-01	09-18-02	03-18-03	(b)	4.5
03-29-02	10-21-02	04-21-03	(b)	11.0
07-29-02	N/A	01-29-03	(b)	0.3
07-30-02	N/A	01-30-03	(b)	2.5
07-24-02	N/A	01-24-03	(b)	10.1
05-09-02	10-30-02	(a)		15.2 (a)

(a)	Amortization of this loan is in equal annual consecutive installments until April 30, 2007, except for the first one, which matured on October 30, 2002 (on such date it was refinanced setting April

30, 2003 as its maturity date and on such date it was refinanced together with second installment setting October 30, 2003 as its maturity date). As of December 31, 2002, the Company has classified such loan as current, taking into account the maturity date of the waiver mentioned below in this note.

(b)	These loans were renewed as they became due and accrued interests as of such date were converted into principal accordingly to the clauses of the above-described contracts.

As of December 31, 2002, the book value of the above-mentioned loans amounts to US$105 million (equivalent to 354 million as of December 31, 2002) of which US$102 million corresponds to the principal amount and approximately US$3 million to interests. Additionally, as of December 31, 2002, the Company maintains with Telefónica a loan for approximately 3 million.

In obtaining the above-mentioned loans, the Company has undertaken certain commitments, mainly involving restrictions on the sale of assets and on the encumbrance of certain assets, on the Company or any of its affiliates becoming a party to mergers or acquisitions, with certain exceptions. In addition, the loans shall forthwith become due and payable upon the Company defaulting on any of the obligations undertaken under the loan agreement, changes in the Company’s controlling shareholders, the Company or its affiliates defaulting on their obligations in excess of euro 20 million, changes in the Company’s main business activity and should the Company or any its affiliates lose the government licenses obtained and should the Company’s financial and economic position be altered in such a way that, based on the adverse nature thereof, could affect the Company’s ability to meet the terms and conditions assumed on such agreement, and should there be any restrictions affecting its ability to settle the payables to TISA. TISA has advised the Company that until September 20, 2003: (i) the effects of the Public Emergency System implemented in Argentina by Decree No. 1,570/01, Law No. 25,561, as supplemented and amended, in force shall not be considered as an event of default as defined under the loan agreement; (ii) TISA shall not consider that, as of such date, loans have become immediately due and payable due to the restrictions affecting the Company’s ability to settle the payables to TISA in connection with the loan agreements and (iii) shall not consider that debts have become due and payable for the Company’s failure to meet certain financial ratios established in most of the contracts. Regarding the maximum term provided by the abovementioned waiver, as of December 31, 2002, the Company has classified as current liabilities, maturing in September 2003, a loan of US$9 million (equivalent to 30 million at the exchange rate in effect at December 31, 2002), whose original maturity date was noncurrent. Additionally, some of the loan agreements in effect include acceleration events in case certain judicial or extra-judicial proceedings are filed for amounts in excess of certain net equity percentages of the Company or material subsidiary in accordance with the definition stipulated in such loan agreements. As of the date of issuance of these financial statements, the Company obtained a waiver in connection with those proceedings existing as of that date, subject to a condition that no other debt be accelerated on similar grounds, covering at least the current terms of those loans.

During the three-month fiscal year/period ended December 31, 2002 and 2001 and the years ended September 30, 2002 and 2001, the Company accrued interest and fees related to loan agreements with companies relating to Section 33 of the LSC for an amount of 10 million, 3 million, 21 million and 6 million (in constant pesos of December 31, 2002), respectively. During the three-month period ended December 31, 2001 and the years ended September 30, 2002 and 2001, the Company collected cash dividends for an amount of 212 million, 212 million and 167 million (in constant pesos of December 31, 2002) from its investment in Telefónica.

Until December 15, 2000, THA provided all administrative services required by the Company billing approximately US$174,000 annually. Starting from this date, these services are provided by Telefónica. During the three-month fiscal year/period ended December 31, 2002 and 2001 and the years ended September 30, 2002 and 2001, the Company received administrative services from Telefónica for approximately $24,000, $13,000, $0.1 million and $0.1 million (in constant pesos of December 31, 2002), respectively.

Related Companies

As of December 31, 2002 and 2001 and as of September 30, 2002, Cointel did not maintain other balances with related companies in addition to the ones detailed at the beginning of this note. Additionally, during the three-month period ended December 31, 2001 and the years ended September 30, 2001 and 2000, the Company accrued interest with other related parties for an amount of 0,9 million, 2.9 million and 4 million (in constant pesos of December 31, 2002), respectively and during the three-month fiscal year ended December 31, 2002 and the year ended September 30, 2002, the Company did not accrue interest with such related companies.

10.2.1. Agreement	signed by the Company’s Shareholders

On April 11, 2000 certain affiliates of Hicks, Muse, Tate & Furst, Incorporated (“Hicks Muse”), including República Holdings, Ltd. and a Citibank N.A. affiliate (“CEI affiliates”) and TESA entered into a Stock Exchange Agreement (the “Contract”), in relation with certain transactions whereby, after certain conditions were met, as of December 15, 2000, CEI (now THA) original shareholders transferred to TESA, shares representing 80.9% of the capital stock and 84.7% of the votes of THA, in exchange for TESA common shares issued. On June 29, 2001, TESA notified THA that the former had transferred on May 8, 2001 all its shares in the latter to its subsidiary TISA. Additionally, as of December 31, 2001, as a result of THA’ s capital stock reduction, TESA indirect equity interest in THA, increased from 80.9% to 99.99%.

10.2.2. Commitments	related to TCP (See Note 4.)

In July 1999, Telefónica supplied to the Argentine Government with performance guarantees to ensure TCP’s service coverage in Argentina under its PCS licenses in the amounts of US$22.5 million and 45 million (jointly with Telecom Argentina Stet France Telecom S.A. (“Telecom”)). As informed by TCP, the duties arising from its PCS licenses have been complied with. As of the date of issuance of these financial statements, the CNC has not completed the technical audit related to the performance guarantees mentioned above. The outstanding performance guarantees denominated in foreign currency have been converted into pesos.

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

10.2.4. Telefónica’s	outstanding balances and transactions with related companies (amounts stated in millions of constant Argentine pesos of December 31, 2002)

In 1997, some of the common shareholders of the Company executed an agreement to regulate certain corporate decisions of Telefónica such as the dividend policy and preferential rights held by some of them (members of the consortium, as defined in the Transfer Contract, and its affiliates) to provide goods and services under terms equal or more favorable than those offered by third parties. Telefónica made certain transactions with the Company’s shareholders and companies related thereto, including the services rendered by the operator, TESA, and those rendered by other third parties related to the Company’s shareholders.

Furthermore, Telefónica has signed a Management Agreement with the operator TESA. Under this Agreement, the full management of Telefónica is entrusted to the operator. Such agreement was automatically extended until April 2003 at TESA’s option, and may be extended again through 2008, at its option. The management fee amounts to 9% of the “gross margin”, as defined in the agreement, and in the case that its term is extended, the amount would range from 1.5% to 5% of the gross margin until 2008. The operator has advised Telefónica of its intention to renew the agreement, with fees to be negotiated within the above indicated range. On April 30, 2003, Telefónica and TESA entered into another agreement to supplement the Management Agreement in force between them. Pursuant to this supplementary agreement, Telefónica and TESA have agreed as follows: (i) as from May 1, 2003 through June 30, 2003, the parties will continue renegotiating the management fees to be paid by Telefónica to TESA, in the latter’s position as operator responsible for the comprehensive management of Telefónica’s activities, and (ii) that during the extension of the established renegotiation term, payment of the management fee will be temporarily suspended, as the fee to be agreed upon between the parties would be applied retroactively as from May 1, 2003.

The expenses/income, net of Telefónica and Telinver recognized in the consolidated financial statements under the management agreement with the operator, the transactions with other shareholders related to the furnishing of goods and services, and certain charges related to bank commissions, interest and administrative services during the three-month fiscal year/period ended December 31, 2002 and 2001 and the years ended September 30, 2002, 2001 and 2000, respectively, are as follows:

	December 31,		September 30,
	2002	2001(a)	2002	2001	2000
	Gain (loss) Amounts stated in millions of constant Argentine pesos of December 31, 2002
Management fee	(23)	(44)	(145)	(268)	(323)
Supply of goods and services	16	32	132	72	245
Financial expenses, net	(73)	—	(253)	(2)	(2)

(a)	Unaudited.

Transactions with Banco República relating to rental expenses and other ancillary services amounted to 11 million during the years ended September 30, 2001 and 2000 each year and 2 million for the period from October 1 through December 30, 2001 (date on which the República Group divested of its interest in Telefónica Group) (amounts stated in constant Argentine pesos of December 31, 2002). As from December 31, 2001, Banco República is no longer a company related to Telefónica.

Telefónica’s consolidated balances with the operator and other of the Company’s shareholders and other related companies as of December 31, 2002 and 2001 and September 30, 2002 are (in millions of constant Argentine pesos of December 31, 2002):

	Asset / (Liability)
	December 31, 2002	December 31, 2001(2)	September 30, 2002
Related companies receivables	57	65	72
Prepaid expenses	—	4	—
Related companies payables	(195)	(155)	(158)
Top Program coverage cost—TESA (see Note 16.)	(9)	(4)	(10)
Bank and financial payables—TISA(1)	(2,999)	(1,927)	(3,139)

(1)	See Note 8.3.3.
(2)	Unaudited.

On May 28, 2001, the National Executive Power issued Decree N° 677/01 which provides that any minority shareholder of Telefónica (that verifies the tenancy of stock as of the date of the decree) may demand that TESA makes a purchase offer to all of Telefónica’s minority shareholders, in which case TESA could make an acquisition statement of Telefónica’s capital stock owned by third parties or make a tender offer of such Telefónica’s shares. Such acquisition offers or statements may be carried out by providing to minority shareholders an exchange option to receive controlling shareholders’ listed shares. Should any of the above transactions be conducted, once the acquisition has been completed and the established procedure has been met, Telefónica would be automatically left outside from the share public trading and listing system. However, Telefónica’s negotiable obligations would still remain in such system.

11. COMMITMENTS

11.1. IBM—Telefónica	Contract

On March 27, 2000, Telefónica’s Board of Directors approved, considering the benefits foreseen by Telefónica based on the proposals received, the outsourcing through IBM of the operation and maintenance of the infrastructure of certain Telefónica’s information systems. Telefónica, TCP, Telinver and TDA (referred to jointly herein as “the Companies”) have executed certain contracts (the “Contracts”) with IBM whereby the operation and maintenance of the information technology infrastructure is outsourced to IBM for a six and a half-year term. Also, under this agreement, the Companies transferred gradually to IBM the assets used to render the services outsourced under the Contract. In consideration for the assets transferred, IBM paid 37.5 million, and has the obligation to renew the assets transferred periodically. Telefónica transferred such assets during August 2000. The agreement included that at contract expiration, IBM shall transfer to the Companies for a fixed price, the assets at such date dedicated to providing the services. On the other hand, IBM has hired the personnel of some of the Companies that had been assigned to render the services. Over the duration of the Contract the Companies shall pay IBM decreasing monthly installments in consideration for the base line services to be received under the Contract, and other charges for the use of additional resources. The total contract’s amount, which for Telefónica and Telinver was US$219 million and the above-mentioned fixed price for the transfer of assets, have fallen within the scope of the legal provisions applicable to contracts denominated in dollars described in Note 21. The charges for the service received during the periods ended December 31, 2002 and 2001 and the years ended September 30, 2002, 2001 and 2000, arise from final agreements between the parties regarding the value of the services received.

11.2.	Other

Telefónica signed contracts covering works to be executed in the outside and inside plant, of which approximately 53 million are pending.

12. TARIFF	SYSTEM

12.1. Tariff	agreement

Decree N° 764/00 on telecommunications deregulation establishes that providers may freely set rates and/or prices for the services rendered and for customer categories, which shall be applied on a nondiscriminatory basis. However, if there was no effective competition, the “historical” providers of such areas shall respect the maximum rates established in the General Rate Structure, which is the current situation for almost all the material services provided by Telefónica. Below the rates established in such rate structure, such providers may freely set their rates by areas, routes, long-distance legs and/or customer groups.

To determine the existence of effective competition, the historical providers shall demonstrate that another or other providers of the same service have obtained 20% of the total revenues for such service in the local area of the Basic Telephony Service involved. In 2000, Telefónica filed a request to the effect that effective competition be officially acknowledged to exist in the Buenos Aires Multiple Area. As no response to its request was obtained from the SC within a reasonable term, Telefónica brought the matter before the courts. Effective competition shall be considered to exist in the provision of national or international long-distance services for the calls originated in a local area of the Basic Telephony Service, when the customers in such area are able to choose, through the dialing selection method, among more than two service providers, if each of them, offers more than one long-distance destination.

Except for areas and services where effective competition is demonstrated to exist, the rate agreements established a maximum rate per pulse denominated in US dollars. These agreements also provided for the right of Telefónica to adjust this rate for changes in the Consumer Price Index of the United States of America on April 1 and October 1 of each year. However, Law of Public Emergency and Currency Exchange System Reform No. 25,561, dated January 6, 2002, provides that, in the agreements executed by the Federal Administration under public law regulations, including public works and services, indexation clauses based on foreign countries price index or any other indexation mechanism are annulled. In this regard, it sets forth that the prices and rates resulting from such provisions shall be established in pesos at a one peso ($1) = one U.S. dollar (US$ 1) exchange rate. Furthermore, Section No. 9 of the above-mentioned Law authorizes the National Executive Power to renegotiate the above contracts taking into account the following criteria in relation to public utility services: (a) the impact of the rates on the competitiveness of the economy and on distribution of income; (b) service quality and investment plans, when such aspects are contemplated in the contracts; (c) the interest of users and access to the services; (d) the security of the comprised systems; and (e) the profitability of the companies.

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

In April 2000 and March 2001, Telefónica, Telecom and the SC executed rate agreements which, subject to the approval by the Economy Ministry and of Infrastructure and Housing, provided the terms under which the Price Caps would be applied:

i)	Price Cap for the year 2000/2001: the SC established that the rate reduction for the period November 2000/2001 would amount to 6.75%. The reduction would be applied through: a) discount plans that were effective as from March 2000 (commercial and government basic rates, local measured service, and the application of certain preferential rates for internet access), the non-application of charges set forth in Resolution N° 2,926/99 until November 8, 2001 and the non-application over the year of the two semiannual adjustments to the pulse value for the US Consumer Price Index; b) given that such plans were brought into effect ahead of schedule, the accumulated effects of the above-mentioned rate reductions would be applied to the computation of Price Caps for the periods beginning November 2000, 2001 and 2002 adjusted at an interest rate of 12% per year; and c) furthermore, it was established that the difference between the effect of the discounts already granted and that of a 6% reduction would be applied on November 8, 2000 across different items of the tariff structure, and the additional 0.75% reduction would be applied as defined by the Licensees.

ii)	Price Cap for the year 2001/2002: the SC established that the efficiency factor for the Price Cap applicable for the period November 2001/November 2002 would amount to 5.6%. This rate reduction is to be implemented through: a) the non-application of the two adjustments to the pulse value by the US Consumer Price Index for the year, adjusting the effect as of November 8, 2001 at the 12% annual rate in order to measure it against the total expected 5.6% reduction, b) any balance resulting from the non-application of the adjustment to the value of the telephone pulse in the period 2000/2001, as well as any balance remaining in respect of a variety of items included in the 2000 price cap; c) any unapplied price cap portion remaining after the rate reductions mentioned in a) and b) above with respect to the 5.6% rate reduction, should be applied in the following manner: 70% as provided by Telefónica, 15% to the local service, and 15% to other services as required by the SC, other than monthly basic charges and the local measured service.

iii)	Price Cap for the year 2002/2003: The SC established that the efficiency factor could not exceed 5%, but it did not set its value.

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

In the opinion of Telefónica’s Management and its legal counsel, the outcome of the issues related to the price cap and the complaint filed by Consumidores Libres could exclusively affect the maximum rates for future services that Telefónica is authorized to charge its customers regarding services, areas, or customers in which the government did not declare the existence of effective competition. As of December 31, 2002, these maximum rates are determined by applying to rates effective as of November 7, 2000, the discounts applied in order to implement the price caps related to November 8, 2000, and November 8, 2001, under the above-mentioned agreements.

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

In connection with the agreements executed by the Federal Administration under public law regulations, including public services, Law No. 25,561 provided for: (1) the annulment of dollar or other foreign currency adjustments and indexing provisions; (2) the establishment of an exchange rate for dollar-denominated prices and rates ($1 = US$ 1); and (3) the authorization of the National Executive Power to renegotiate the conditions of the above contracts taking into account the following criteria: (a) the impact of the rates on the competitiveness of the economy and on distribution of income; (b) service quality and investment plans, when such aspects are contemplated in the contracts; (c) the interest of users and access to the services; (d) the security of the comprised systems; and (e) the profitability of the companies.

The National Executive Power, by means of Decree N° 293/02, dated February 12, 2002, entrusted the Economy Ministry with the renegotiation of such agreements, including agreements that govern the provision of basic telephony services. The contractual renegotiation proposals were to be submitted to the National Executive Power within 120 days after the effective date of this Decree. Telefónica fulfilled the filing of the information required by the Government, which included proposals to overcome the emergency.

In the opinion of Telefónica’s management and its legal counsel, the deep changes in the Argentine economic model experienced since the beginning of 2002, including the enactment of the Economic Emergency Law, the depreciation of the Argentine peso against the U.S. dollar, the increase of domestic prices and the de-dollarization of rates, constitute extraordinary economic events that modified the economic and legal framework established by the Convertibility Law, which have therefore significantly changed the economic and financial equation and so justify an adjustment of the rate scheme to gear with the currently prevailing circumstances, such adjustment being fully in agreement with the principles set forth in the List of conditions and the Transfer Contract, so as to ensure a regular, continued and efficient service supply.

The Transfer Contract contemplates the possibility of automatically adjusting rates in view of extraordinary unforeseen events as therein defined, or events or acts by the Government that materially affect the original economic and financial equation contemplated in the Transfer Contract.

In accordance with the foregoing, the proposal filed by Telefónica to the Government consists in the reinstatement of the rate scheme committed under the Transfer Contract, which provides rates denominated in pesos restated by applying the monthly Consumer Price Index (“CPI”) prevailing in Argentina, or in the case of significant differences between it and the variation of the U.S. dollar, by applying a polynomial formula that considers 40% of the monthly variation in the price of the U.S. dollar and 60% of the variation of the monthly CPI in Argentina, that had been set aside by the advent of the Convertibility Law and Decree 2,585/91. In addition, based on the above, Telefónica proposed alternative approaches to achieve that objective, in particular to manage the transition from the current rates to those resulting from the application of the Transfer Contract.

Subsequently, under Decree 1839/2002 dated September 16, 2002, the National Executive Power extended for an additional term of one hundred and twenty business days since the expiration of the term set forth by Decree 293/2002, the term for the Ministry of Economy to submit to the National Executive Power the proposals for contracts renegotiation affected by the provisions of Section 8 of Law N° 25,561. Resolution No. 62/2003 dated January 31, 2003, extended for an additional term of sixty business days since the expiration set forth under Decree 1,839/2002.

In accordance with Resolution No. 72/03, in February 2003 the Ministry of Economy approved a methodology to calculate and transfer to Telefónica’s customers the impact of the tax on checking account transactions imposed by Law No. 25,413 paid by Telefónica as from the date Resolution No. 72/03 comes into force. Resolution No. 72/03 expressly refers to the Transfer Contract as the basis for the approval of such method. Telefónica considers that the position taken by the Ministry of Economy in this Resolution is consistent with the proposal submitted regarding its rights under the Transfer Contract. In accordance with Resolution No. 72/03, all taxes paid before that date are included in the contractual renegotiation imposed by the Public Emergency Law.

According to the Emergency Decree No.120/03 issued by the National Executive Power on January 23, 2003, the government may provide for interim tariff reviews or adjustments considered necessary or advisable to ensure continuity in the availability, security and quality of services provided to users under these contracts until the conclusion of the renegotiation of public utilities agreements and licenses provided for in the Public Emergency Law.

On January 29, 2003, the Argentine Government issued Decree No. 146/03 establishing a transitional adjustment in the electric light and gas supply rates. However, such measure has been challenged in court and has been suspended by a court order. In addition to the renegotiation process mentioned in preceding paragraphs, Telefónica has also applied for a transitional adjustment in tariffs, but no decision has been made yet. Therefore, Telefónica may not assure that any transitional adjustment in tariffs shall be granted, and should the Government grant the right to introduce such adjustments, Telefónica cannot assure that the Government’s decision will not be challenged in court.

In the opinion of Telefónica’s Management and its legal counsel, in conformity with the general principles of administrative law applicable to the Transfer Contract and the List of Conditions, future tariffs are to be established at a level deemed sufficient to cover the costs of the service in order to maintain a regular, continuous and efficient supply of the telephony services as set forth in the legal framework governing the Transfer Contract. However, it cannot be assured that the Argentine Government shall adopt Telefónica’s position with respect to the effects of the current situation in connection with such Transfer Contract covenants. It is possible that this tariff regime shall not maintain the value of tariffs in U.S. Dollars or in constant pesos with respect to any prior increase or possible future increase in the general price level. If, as a result of the renegotiation, future tariffs were to evolve at a pace significantly below the levels established in the Transfer Contract, the tariff regime would have a substantial adverse effect on Telefónica’s financial position and future operating results. As of the date of issuance of these financial statements, Telefónica’s Management cannot predict the final outcome of the renegotiation required by the Public Emergency Law or the tariff regime to be effective in the future or when such outcome shall take place.

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

On December 1, 1999 the SC has issued Resolution No. 4,269/99, which established the SC’s final determination of the impact of the tariff restructuring as an excess in revenues of 18 million (which had previously been provisionally determined by the SC in 14 million). In accordance with Resolution No. 18,968/99, the SC’s Resolution No. 4,269/99 also states that the SC will determine the form and time of implementation of the future rate reduction to compensate such excess revenues. Telefónica has filed an appeal for revision of this resolution, on the grounds that the calculation method used by the SC to determine the impact of the tariff restructuring established by Decree No. 92/97 has defects and should be challenged. As of the date of these financial statements such appeal has not been resolved.

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

Telefónica faces various labor, commercial, tax and regulatory lawsuits and claims considered to be normal in the course of business. The outcome of each situation may not be predicted with assurance. Telefónica has booked an accrual for contingencies to cover situations estimated as probable that might generate liabilities. The amount has been estimated based on the likelihood of occurrence considering the Telefónica’s legal counsel opinion. As of December 31, 2002, the amount booked for such purpose is 162 million (see Note 24.e).

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

As of December 31, 2002, the claims filed against Telefónica including accrued interest and expenses with respect thereto totaled approximately 102 million. Telefónica has not booked an accrual for possible adverse judgments in such legal actions since (a) in the Transfer Contract, ENTel has agreed to indemnify Telefónica in respect of such claims and (b) the Argentine Government has agreed to be jointly and severally liable with ENTel in respect of such indemnity obligations and has therefore authorized Telefónica to debit an account of the Government at Banco Nación Argentina for any amount payable by Telefónica. Under the Debt Consolidation Law, ENTel and the Argentine Government may discharge their above-described indemnity obligations by the issuance to Telefónica of 16-year bonds. As of December 31, 2002 Telefónica has paid approximately 6.3 million in cash for the above-mentioned claims. Telefónica initiated a claim for indemnification and reimbursement in connection with this matter. The case is being argued in court, and no ruling has yet been issued.

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

As from March 1992, and in compliance with its specific functions, the CNC, formerly known as National Telecommunication Commission (“CNT”), and the SC have regulated certain aspects related to the supply of basic and international telephone services as well as the procedures to be followed in filing claims, contracting services, invoicing and service quality, some of which have been appealed by Telefónica.

Under Resolution 983/2002, the CNC imposed a penalty on Telefónica consisting of a fine of 680,000 (historical pesos) for alleged breach of the General Basic Telephone Service Regulations (“GBTSR”), and further imposed several other related obligations on Telefónica, mainly related to the restitution of those services affected by stolen cables. The referred penalty was appealed by Telefónica. In the opinion of Telefónica and its legal advisors, the referred breach lacks of legal grounds for the sanction to succeed, as: a) the theft of cables is an event of force majeure that releases Telefónica from liability; b) Telefónica has reinstated more than 90% of the services affected by theft; c) there are sufficient public telephones installed and in operation in the affected areas so as to warrant effective service supply, and certain steps have been taken with the security forces so as to safeguard the integrity of the cables; d) Telefónica is reimbursing customers for non-service days and has timely answered each of the CNC’s requests for information.

In the context of the transition to competition in telecommunications, the National Executive Power and the SC have issued the following resolutions:

—	National Executive Power Decree No. 764/2000, which approved the Rules for granting of Licenses for Telecommunications Services, the Rules for Interconnection and the Rules for Management and Control of Radioelectric Spectrum, that constitute the current regulatory framework applicable to Telefónica. See Note 7.

—	Decree No. 764/2000 repealed Resolutions No. 18,971/99 and 16,200/99 and approved the Universal Service rules and regulations to promote the access to telecommunications services by customers either located in high-cost access or maintenance areas, or with physical limitations or special social needs. Such rules and regulations effective from January 1, 2001, establish that the deficit for the provision of these services will be financed through the payment by all telecommunications providers (including Telefónica) of 1% of total revenues for telecommunications services net of taxes, the “Universal Service Fund”. As of the date of these financial statements, the SC has not defined the mechanism through which Telefónica should recover the cost incurred for rendering these services.

—	The SC issued Resolution No. 18,927/99, establishing, once the transition to competition in telecommunications ended, the deregulation in the provision of goods, services and works required by the licensees of Basic Telephone services.

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

Pursuant to Resolution No. 75/2003 published in the Official Bulletin on February 6, 2003, the Ministry of Economy introduced amendments to the “Long Distance Dialing Carrier Selection Rules” approved by Resolution No. 613/2001 of the then Ministry of Housing and Infrastructure. Mobile and fixed operators must have the Dialing Carrier Selection system available within 120 calendar days following the publication of such resolution in the Official Bulletin. As of to date, not a single carrier has requested this service. (See Note 12.1.)

15.	PATRIOTIC BOND AND TAX CREDIT CERTIFICATES

15.1.	Patriotic Bond

In May 2001, under the scope of Decree No. 424 from the National Executive Power dated April 10, 2001, Joint Resolution 63/01 (Treasury Secretary) and 23/01 (Finance Secretary), as supplemented, Telefónica executed a Patriotic Bond subscription commitment (bond issued by the Argentine Government) for a total amount of US$30 million, which was completely paid in that month. This bond is denominated in US dollars, is made out to bearer, and is negotiable in local and foreign stock markets. It will be amortized in 5 equal and successive quarterly installments payable from May 11, 2003 through May 11, 2004. It accrues interest equivalent to the average obtained from the 30 days immediately preceding each monthly interest period (including the first day of each period) of the B.C.R.A. survey for fixed-term deposits in private banks with a term from 30 to 35 days and higher than US$1 million, plus an annual 4.95%, payable on a monthly basis past the due date. Issuance clauses allow using this security to pay Federal taxes in the event that amortization and /or interest are not paid by the related due dates. Since the federal Government has not paid off since January 2002, the related interest on such bond, Telefónica has compensated such interest against taxes payable. As of December 31, 2002 this bond has been disclosed under “Other receivables” in view of its intended use.

In addition, under Decree 1657/02, published in the Official Bulletin on September 6, 2002, the National Executive Power suspended for a period of ninety days as from that date, the rules contained in Decrees 424/01; 1615/01; 1005/01 and 1226/01 regarding the payment of national tax liabilities with public debt securities, and to suspend for the same term the transferability of the public securities referred to in those decrees.

Subsequently, under Decree 2243/02, published in the Official Bulletin on November 7, 2002, Decree 1657/02 was amended effective November 8, 2002, by introducing, inter alia, the following changes: i) the holders of tax credits corresponding to the securities under Decrees 424/01, 1005/01 and 1226/01 are conferred the right to return to the original securities, thus recovering the possibility of transferring them but losing the right to allocate them to the payment of taxes; and ii) establishing an 80 million monthly quota for the application on the payment of national fiscal liabilities of tax credits originated in the interest coupons, due or not, related to the securities under the above mentioned decrees. This quota will be allotted by the Treasury Secretary by making monthly tenders in which the holders of the abovementioned securities may file bids for cancellation of national tax liabilities. The Treasury Secretary will allot the quota among such bids that propose the largest amount of pesos until completing the referred quota. Bidding regulations were issued by the Treasury Secretary in its Resolutions No. 7, No. 13 and No 21. In addition, AFIP issued Resolutions No. 1,446 and 1,490 setting supplemental regulations to conduct the biddings Decree 1,264/03 included the bond coupons corresponding to the principal amount of such bonds in the category of bonds that received the benefits of Decree 1,248/02.

Telefónica has valued its holding of Patriotic Bonds considering that it shall be recovered in the form of a like-amount tax credit. Even though biddings to date have been favorable, Telefónica cannot predict the exact possible effects that may derive from the bidding procedure that the government has recently implemented, and has made its estimates on the assumption that the special conditions under which the bonds were issued will be honored, thereby ensuring their recoverability (see Note 2.5).

15.2.	Tax Credit Certificates

During August 2001, under the legal framework of Decree 979/01, Telefónica signed a TCC subscription agreement for a total amount of US$15 million, which was fully paid. Under the provisions of Decrees No. 410/02 and No. 471/02, as from February 3, 2002, these certificates, originally denominated in US dollars, were converted into pesos at the $1.40 = US$1 exchange rate (increasing the amount of the subscription to 21 million), the benchmark stabilization coefficient being effective as from that date (the mentioned benchmark amounts to 40% as of December 31, 2002). Such book entry certificates accrue interest at a maximum annual nominal rate of 2% (as from February 3, 2002, under Decree N°471/02) on the original nominal value balances and may be applied at their notional value against VAT or income tax or any other substituting or replacing tax, both for payment of tax returns and for prepayments. Such tax obligations may be honored by compensating 25% of the total of such certificates upon each expiration date as from January 1, 2003, July 1, 2003, January 1, 2004 and July 1, 2004. Any TCC not totally or partially used in the manner foreseen above may be applied, after 1 year has elapsed from each of such dates, to settle other tax liabilities payable to the AFIP, whether own or third parties’. After expiration of ninety days after each of the dates mentioned above and until December 31, 2006, any unused tax credit certificate will be freely transferable, whether fully or partially. The Federal Government may redeem, fully or partially, any unused amount of the certificate after June 30, 2005, at their technical value as of the prepayment date. Otherwise, any unused balance of the tax credit certificates as of December 31, 2006, will be prepaid by the Federal Government at their technical value as of that date.

The procedure for application of tax credit certificates issued under Decree No. 979/01 was made public in the Official Bulletin and came into effect on January 23, 2003, through Resolution No. 38/2003 of the Ministry of Economy.

The tax authorities have regulated the above measure by issuing Resolution No. 1433 published in the Official Bulletin on February 4, 2003. This resolution regulates the requirements, formalities and conditions to be met to use tax credit certificates to settle tax liabilities.

In conformity with such regime, in February 2003, Telefónica settled tax liabilities by applying 25% of the total amount of tax credit certificates corresponding to the first installment due for a technical value of approximately 7 million adjusted by CER.

16.    EXECUTIVE INCENTIVE PROGRAM AND STOCK PURCHASE AND STOCK OPTION

PROGRAM

On August 9, 2000, Telefónica decided to approve an incentive program (the “TOP” Program) initiated following a framework plan designed by TESA for certain TESA’s group executives, consisting of granting stock options of TESA (the indirect controlling shareholder of Telefónica) to 12 of the Telefónica’s top executives who are bound to hold them for the Program term. During May 2001, each executive signed the incentive program agreement and bought a predetermined number of TESA shares at market price to assign them to the Program. The executives were granted a number of TESA stock options at a given strike price, adjusted for dilution, currently equivalent to 13.9420 euro per share, equal to ten times the number of shares purchased and assigned to the Program, plus a number of TESA stock options at another given strike price, adjusted for dilution, currently equivalent to 20.9106 euro per share, equal to ten times the number of shares purchased and assigned to the Program. The program term is three years during which the options may be exercised no more than three times. As of December 31, 2002 and 2001 and September 30, 2002, the eligible shares under the Program total 18,000, 25,776 and 26,613, respectively, involving a total amount of 360,000 options, 515,520 options and 532,260 options respectively. In consideration for the grant by TESA to Telefónica executives, Telefónica agreed to pay TESA a total charge of 2.4 million euro which based on the market value of the options on the grant date. This amount has been deferred, and is being recognized as expenses over the term of the program, in “Salaries and Social security taxes” in note 24.h).

Furthermore, TESA approved a program whereby all Telefónica employees who chose to participate acquired a number of TESA shares, which number was based on their annual compensation, for the equivalent of 5 euro per share. In addition, TESA granted the participants 26 stock options for every TESA share purchased at a strike price of 5 euro per option. The actual number of options eligible for exercise depends on the appreciation, if any, of the stock price of TESA over the reference value established at 20.50 euros, (originally 24.50 euros). The program term is four years and participating employees may exercise the options granted on three different occasions during such four-year term.

The benefits under this program are contingent on the participants continued employment with the Telefónica group, i.e. they may not unilaterally and voluntarily terminate their employment with the group before the exercise date without losing the benefits under the program. Since the above benefits are granted by TESA directly, this program does not involve any expenditure to Telefónica. The eligible shares under the program as of December 31, 2002 and 2001 total 103,070 and 111,905, respectively, involving a total amount of 2,679,820 and 2,909,530 as of that dates.

17.    BUSINESS SEGMENT INFORMATION

On the basis of the nature, production process, distribution method and differential regulations, for the purpose of the information requested by Professional Accounting Principles, the Company has identified three reportable segments: i) the holding segment that includes the Company’s stand-alone operations; ii) the segment related to Telefónica’s telecommunications activities, regulated by the SC and the CNC, and derived from the use of the network and related equipment: the supply of telecommunications services segment, which includes Telefónica de Argentina S.A.’s operations (local and long distance services) and iii) the publication of telephone directories (Yellow Pages) and call center operations segment included in Telinver’s operations.

	Holding	Basic Telephone Services	Yellow Pages	Consolidation adjustments (1)	Total
December 31, 2002
Net revenues to third parties	—	581	39	—	620
Net intersegment revenues	—	7	—	(7)	—

Total Net Revenues	—	588	39	(7)	620

Net Income	249	284	(29)	(255)	249
Depreciation of fixed assets and intangible assets	—	311	4	—	315
Depreciation of goodwill on investment in companies	6	—	—	—	6
Investment on Fixed assets and Intangible assets	—	46	—	—	46
Total Assets	1,894	9,456	109	(1,555)	9,904
Total Liabilities	1,328	7,063	154	(49)	8,496
Investments in subsidiaries	1,551	5	—	(1,551)	5

(1)	Corresponding to elimination of intersegment balances and operations.

18.    AUDIT COMMISSION

The Company’s Board, during its December 17, 2002 meeting, created an Audit Commission integrated by two members of the Board of Directors specialized in accounting, financial and business matters. Its primary duties are to (i) advise the Board in connection with the appointment of an external auditor, the terms and conditions for its engagement, the scope of its professional mandate and, if such should be the case, its rescission or renewal; (ii) review the Company’s financial information, ensure its compliance with legal requirements and the correct application of generally accepted accounting principles; (iii) advise the Board in matters relating to the adequacy and integrity of internal control systems involved in the preparation of financial information; (iv) ensure compliance with the Public Offering Transparency Rules and Good Corporate Governance rules, and make any relevant improvement recommendations.

19.    RESTRICTED ASSETS

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

In the opinion of Telefónica’s Management, the above mentioned restrictions will not have a significant effect on Telefónica’s operations.

20.    SHAREHOLDERS’ EQUITY

As of December 31, 2002, the Company carries accumulated losses amounting to 2,642 million. Consequently, the Company is encompassed under the conditions for mandatory capital stock reduction set forth in Section 206 of the LSC. However, Decree 1269/02 dated July 16, 2002 has suspended the enforcement of Section 206 of LSC until December 10, 2003.

The Company’s Management is continually analyzing its equity situation and will assess the measures that could be required in the future according to the legal framework in effect in Argentina.

21.    EFFECTS OF THE DEVALUATION OF THE ARGENTINE PESO AND OTHER CHANGES IN

THE ECONOMIC CONTEXT

Since early December 2001, Argentine authorities implemented a number of monetary and currency exchange control measures that mainly included restrictions on the free use of funds deposited with banks and the tight restriction of transferring funds abroad, with the exception of transfers related to foreign trade and other authorized transactions. Later, the Government declared the official default on foreign debt payments. On January 6, 2002, the Argentine Congress approved Law No. 25,561 on Public Emergency and Exchange System Reform that introduced dramatic changes to the economic model implemented until that date and that amended the Convertibility Law (the currency board that pegged the Argentine peso at parity with the U.S. dollar) approved in March 1991. The new law empowers the National Executive Power to implement, among other things, additional monetary, financial and exchange measures to overcome the economic crisis in the medium term.

Decree No. 71/2002 of the National Executive Power established an “official” exchange system, mainly for exports, certain imports, and bank debts, and the “freely floating” exchange market for the rest of the transactions, which was regulated by the BCRA. Official exchange rate was established at $1.40 to US$1 and the exchange rate of the “free” market, as of the close of business of the first day after the exchange market (which had been suspended) reopened (January 11, 2002), was about $1.60/$1.70 to US$ 1 (bid price).

Other regulations were issued subsequently, amending some of the above mentioned regulations. The main aspects of such other regulations as of the approval of these financial statements are:

(a)	as from February 8, 2002, pursuant to Decree No. 260/02, the official exchange rate system was replaced by a single and free foreign exchange market system, through which all foreign exchange transactions are to be channeled;

(b)

the conversion into pesos of most obligations, whatever their cause or origin, to provide sums of money within the financial system stated in U.S. dollars or other foreign currency outstanding at the time of enactment of Law No. 25,561, as well as bank deposits in foreign currencies within the financial system; deposits were switched at the exchange rate of US$1 = $1.40, while obligations stated in foreign currency undertaken in Argentina until January 6, 2002, were switched at the exchange rate US$1 = $1; the deposits and debts thus converted into pesos are to be adjusted by the benchmark stabilization coefficient (“Coeficiente de Estabilización de Referencia” – CER-) (that will be published by the BCRA; such coefficient is to be applied as from February 3, 2002 (publication date of Decree No. 214/02) or the wage adjustment index (“Coeficiente de Variación de Salarios” – CVS-), depending on the nature of the obligation, plus a minimum set interest rate for deposits and a maximum rate for loans;

(c)	issuance of a bond by the Argentine Government to compensate financial institutions for the difference generated by the application of the exchange rates mentioned above;

(d)	de-dollarization of most obligations not involving the financial system originally denominated in foreign currency and governed by Argentine law, as of January 6, 2002 at a $ 1 = US$ 1 rate and subsequent adjustment through the CER in the terms described in (b), or the CVS, depending on the nature of the obligation, plus an equitable adjustment in certain cases, that is to be agreed between the parties or, as the case may be, claimed at judicial courts;

(e)	de-dollarization of public service rates, which had been originally agreed upon in U.S. dollars, at a $1=US$1 rate and subsequent renegotiation on a case-by-case basis; and authorized the National Executive Power to renegotiate the above contracts taking into account, the impact of the rates on the competitiveness of the economy and the distribution of income, service quality and investments plans, the interest of users and access to the services, the security of the comprised systems and the profitability of the companies.

(f)	following recent actions by the Argentine Central Bank seeking a gradual normalization of the local foreign exchange market, effective January 8, 2003, prior authorization from the Argentine Central Bank is no longer required to transfer funds abroad for payment to foreign beneficiaries of earnings and dividends reported as payable under approved financial statements certified by an independent auditor.

For the remittance abroad of funds required for principal payments under financial loans after May 6, 2003, the prior Central Bank authorization has been abolished. However, this requirement, before that date was required by the Central Bank until August 8, 2003. Such requirement, however, was not applicable in some cases specifically excepted.

Payments of interest on outstanding financial debt no longer require the approval of the Central Bank to be remitted abroad, as long as remittances for such purposes take place no later than 15 days before the maturity date declared;

(g)	suspension of dismissals without just cause as of June 30, 2003 and penalization, whereby the amount of the termination pay provided for in labor regulations would be double, except for employees hired on or after January 1, 2003;

(h)	suspension for two years of the law on deposits intangibility or until the time the National Executive Power considers the financial emergency to be concluded;

(i)	declaration of a state of emergency affecting production and credits by Law 25,563 to last until December 10, 2003; and

(j)	decree 1,269/02 has suspended the enforcement of clause 5 of section 94 (mandatory dissolution from loss of capital due to accumulated losses) and section 206 (mandatory capital stock reduction from losses equivalent to reserves and 50% of capital) of the Argentine Business Association Law, until December 10, 2003.

Some of these regulations, which directly and indirectly affect Telefónica’s and the Company’s business relations, have been challenged in legal actions by third parties, to which Telefónica or the Company are not party. The effects of additional measures that could be implemented by the Government or the instrumentation of the measures previously adopted, as well as the effects of possible amendments as a result of such legal actions, will be reported in the financial statements when they become known.

The Company has valued its receivables, payables, revenues, costs and expenses, using its best estimates as to the possible effect of the above discussed matters, primarily, among others, the effects of the de-dollarization of rights, receivables and liabilities into pesos.

On the other hand, and as a consequence of the changes implemented from January 2002 to December 2002, there was an increase in the Argentine consumer price index of 44.5% and an increase in the Argentine wholesale price index of 118.2% according to the information provided by INDEC (Argentine Institute of Statistics and Census).

As of June 12, 2003, the selling exchange rate for U.S. dollars on this market was 2.84 pesos. The effect of the change in this exchange rate, relative to the exchange rate used in the valuation of foreign currency assets and liabilities (see Note 24.g), on the consolidated net foreign currency liability position as of December 31, 2002, was a decrease of approximately 1,097 million pesos.

The effects of the governmental measures over the Company’s and Telefónica’s financial position, over the recoverability of the Company’s goodwill related to its investment in Telefónica and over Telefónica’s assets are further disclosed in Notes 2.5.e), 2.5.g), 2.5.k), 5., 8., 12., 15. and 20.

22.     DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES FOLLOWED BY THE COMPANY

AND US GAAP

a)	Accounting principles followed by the Company

As stated in Note 2.1. the consolidated financial statements have been prepared in accordance with accounting principles in Argentina applicable to the Company’s consolidated financial statements (“Argentine GAAP”), which differ from generally accepted accounting principles of the countries of the users of the financial statements.

Differences between Argentine GAAP and US GAAP and their effect on net income and on shareholders’ equity are set forth in b) and c) below.

b)	Description of differences between Argentine and US GAAP

Differences between Argentine and US GAAP mainly relate to the following items:

1.	Restatement of financial statements for general price-level changes

According to Argentine GAAP, if cumulative inflation exceeds 8% annually, the inflation adjustment method is to be applied.

In August 1995, according to the requirements of Argentine GAAP, the method of restatement of amounts into constant pesos had been discontinued, due to the low levels of inflation at that time. However, in 2002, the consumer price index and the wholesale price index (which is applicable for restatements of financial statements in constant pesos) reached 41% and 118%, respectively, and therefore, inflation accounting was reinstated under Argentine GAAP (see Note 2.2.). Also, under Argentine GAAP, the period from August 1995 through December 2001 is considered to be a “stability period”, because of the low level of increase in general prices during that period. Accordingly, inflation effects are not applied during such period.

In accordance with generally accepted accounting principles applied by Telefónica Group for purposes of the Group’s consolidated financial statements, Argentina did not meet the definition of a highly inflationary economy in 2002. For that reason, TESA incorporates, for consolidation purposes, our balances without computing any inflation adjustments for the inflation experienced during 2002. Consistent with our ultimate parent company’s policies, and for our own US GAAP reconciliation, we have elected not to use the alternative of maintaining the 2002 inflation adjustment that the SEC provides for countries such as Argentina where local GAAP continues to require price-level adjustments. Therefore, we have included in our US GAAP reconciliation an adjustment eliminating the effects of inflation during 2002 in the shareholders’ equity as of December 31, 2002 and fiscal year ended September 30, 2002 and net income for the three-month fiscal year and the twelve-month fiscal year ended on such dates (in the three-month period ended December 31, 2002 and fiscal year ended September 30, 2002 there was a decrease in the wholesale price index of 1.6% and an increase in the wholesale price index of 121.2%, respectively).

2.	Restatement of financial statements for comparative purposes

Under Argentine GAAP, amounts corresponding to prior periods/year that are presented for comparative purposes are also restated for the inflation of 2002 so as to allow for comparison in constant Argentine pesos of December 31, 2002.

For US GAAP, amounts for prior periods/year have been adjusted to eliminate such restatement and are presented in nominal pesos.

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

Under Argentine GAAP, the Company records income tax by application of the deferred method, in accordance with the provisions of RT No. 17, as described in note 2.5.k.

Deferred tax assets result mainly from the temporary differences arising from allowances and financial charges that are not yet deductible for tax purposes and from tax loss carryforwards. Deferred tax liabilities result mainly from temporary differences in the valuation of fixed assets for accounting and tax purposes basically due to different depreciation criteria and to the treatment of capitalized interest.

Under US GAAP, the Company and Telefónica record income taxes using the method required by Statement of Financial Accounting Standards (“SFAS”) No. 109 “Accounting for Income Taxes”. Accordingly, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. SFAS 109 requires companies to record a valuation allowance for that component of net deferred tax assets, including tax credits arising from tax on minimum presumed income (together “tax assets”), which does not meet the “more likely than not” criterion for realization, based on the assessment of evidence established in US GAAP rules. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

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

Under Argentine GAAP, organization and/or preoperating expenses may be deferred and charged to income against future revenues. Under US GAAP these costs must be expensed as incurred.

7.	Costs associated with the issuance of debt

Under Argentine GAAP, the costs associated with the issuance of the Company’s Negotiable obligations may be charged to income at the time of issuance or deferred and amortized over the period the debt is outstanding. Under US GAAP, the costs associated with the issuance of debt securities are to be deferred and amortized over the period the related debt is outstanding. The deferred costs are to be amortized by the effective interest method or by the straight-line method if not materially different from the effective interest method.

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

Under Argentine GAAP, as of December 31, 2002 and 2001 and September 30, 2002 and 2001, Cointel’s investment in Telefónica was accounted for by the equity method (for both the Telefónica Class A and B shares classified as long-term investment in Cointel’s stand-alone financial statements and consolidated in these financial statements). As of September 30, 2000, Cointel’s investment in Telefónica was accounted for by the equity method (for the Telefónica Class A shares classified as long-term investment in such company in Cointel’s stand-alone financial statements and consolidated in these financial statements), and at their market value net of estimated selling expenses (for Telefónica Class B shares, which were held for trading purposes). See Note 8.2.1.

11.	Preferred stock

Under US GAAP, mandatorily redeemable preferred stock should be classified outside the shareholders’ equity. Under Argentine GAAP, preferred shares are classified as capital stock. (See Note 2.4.b).

Under Argentine GAAP any increase (decrease) in the carrying amount of preferred stock is recorded as an adjustment to common capital stock, as such increase (decrease) represents a redistribution of the total value of the Company´s capital stock between its common and preferred shareholders. Under US GAAP, the increases (decreases) in the carrying amount of preferred stock are recorded as charges against retained earnings or, in the absence of retained earnings, by charges against paid-in capital.

12.	Regulation

Telefónica provides telephone services in Argentina and therefore is subject to the regulatory control. Rates for services are tariff regulated. Although changes in rates for services are authorized and computed based on a tariff agreement (see Note 12.1.), there is no fixed rate of return. Accordingly, the requirements of US GAAP related to a business whose rates are regulated on the basis of its actual costs are not applicable to these consolidated financial statements.

13.	Comprehensive Income

The Company has not reported separately comprehensive income because there are no material differences between its net income and comprehensive income as defined by SFAS 130. The cumulative effect as of the beginning of the year ended September 30, 2001, year of the initial application of SFAS 133, was not material (see point 14 below).

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

15.	Accounting for Derivative Instruments and hedging Activities

In June 1998, the FASB issued SFAS 133, “Accounting for Derivative Instruments and Hedging Activities”. This statement establishes accounting and reporting standards requiring that every derivative instrument be recorded in the balance sheet as either an asset or liability measured at its fair value. SFAS 133 requires that changes in the derivative’s fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative’s gains and losses to offset related results on the hedged item in the statement of operations, and requires that a company must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting. The Company adopted SFAS 133 as of October 1, 2000. The cumulative effect of the related change in accounting principle as of October 1, 2000, was not material. The FACPCE has issued Argentine GAAP, RT No. 20 adopting fair value valuation of derivative instruments from January 1, 2003 which will be adopted as from the next fiscal year.

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

Under the plan, Telefónica’s employees have purchased TESA’s stock at 5 euro each and, for every share acquired, have been granted 26 options on TESA’s stock. This plan does not involve any economic cost to Telefónica and therefore Telefónica has not made any charge to income under Argentine GAAP for this plan. However, for US GAAP purposes:

a)	the difference between the market value and purchase price of shares of 5 euro results in a charge to Telefónica’s income for the year ended September 30, 2001, and

b)	the cost represented by the options granted by TESA are deferred and recognized over the period of service delivery covered by the plan (4 years as from February 2001). Such cost is accounted for at its intrinsic value, as defined in Accounting Principles Board Opinion (“APB”) 25, applied to the number of options currently expected by TESA to vest.

Any adjustment to income resulting under US GAAP would have no impact on total shareholders’ equity because the charges involved would be treated as additional paid-in capital from TESA.

TESA advised Telefónica that, as actual number of options eligible for exercise varies depending on the appreciation, if any, of the stock price of TESA over the reference value, it was not feasible to estimate at December 31, 2002 the quantities of shares that are likely to vest in the future. Accordingly, the application of provisions of APB 25 mentioned in b) above did not result in any US GAAP adjustment to net income for the three-month fiscal year/period ended December 31, 2002 and 2001 and fiscal years ended September 30, 2002, 2001 and 2000.

Had compensation expense for options granted under the TIES Program been determined based on fair value at the grant dates in accordance with SFAS No.123, the Company would have not recorded any compensation expense for the same reasons indicated above.

The weighted average fair value of options granted was 3.11 euros per share.

17.	Capitalized exchange difference

Under Argentine GAAP when construction of work in progress extends over time, its value includes the cost of financing (interest and foreign exchange difference) the investment by third parties during the construction period until such time as the asset is ready to be used for an economic purpose.

Under US GAAP foreign exchange differences are expensed as incurred.

18.	Devaluation effect

Under Argentine GAAP the effects of devaluation of Argentine peso on the valuation in Argentine pesos of the foreign currency assets and liabilities were recognized in the fiscal year ended September 30, 2002, as from January 2002. Consequently, no devaluation effect was recorded as of December 31, 2001 under US GAAP.

Under US GAAP, the exchange rate effective as of the date of reopening of the exchange market (January 11, 2002 (see Note 21.) should be used for the valuation in Argentine pesos of foreign currency assets and liabilities as of December 31, 2001.

19.	New accounting pronouncements (US GAAP)

a)	Accounting for Asset Retirement Obligations

In June 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations”. SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. An entity shall measure changes in the liability for an asset retirement obligation due to passage of time by applying an interest method of allocation to the amount of the liability at the beginning of the period. The interest rate used to measure that change shall be the credit-adjusted risk-free rate that existed when the liability was initially measured. That amount shall be recognized as an increase in the carrying amount of the liability and as an expense classified as an operating item in the statement of operations. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002.

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

d)	Accounting for costs associated with exit or disposal activities

In June 2002, the FASB issued SFAS No. 146 “Accounting for Costs Associated with Exit or Disposal Activities”. SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies EITF Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)”. The provisions of this Statement are effective for exit or disposal activities that are initiated after December 31, 2002.

e)	Accounting for Stock—Based Compensation

In December 2002, the FASB issued SFAS No. 148 “Accounting for Stock-Based Compensation—Transition and Disclosure—an amendment of FASB Statement No. 123”. SFAS No. 148 amends SFAS No. 123, “Accounting for Stock-Based Compensation”, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results.

f)	Guarantor’s Accounting and Disclosure requirements for Guarantees

In November 2002, the FASB issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”. Interpretation No. 45 elaborates on the existing disclosure requirements for most guarantees, including loan guarantees such as standby letters of credit. It also clarifies that at the time a company issues a guarantee, the company must recognize an initial liability for the fair value, or market value, of the obligations it assumes under that guarantee and must disclose that information in its interim and annual financial statements. The initial recognition and initial measurement provisions of Interpretation No. 45 apply on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements in the Interpretation are effective for financial statements of interim or annual periods ending after December 15, 2002.

g)	Consolidation of variable interest entities

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

The adoption of provisions of the rules described in a) through c) have not a material effect on net income or shareholders equity under US GAAP. In addition, in the opinion of the Company’s and Telefónica’s management, the adoption of provisions of the rules described in d) through g) will not have a material effect on net income or shareholder’s equity under US GAAP.

(h)	In April 2003, the FASB issued Statement SFAS No. 149, “Amendments of Statement 133 on Derivative Instruments and Hedging Activities”. SFAS No. 149 (1) clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative discussed in paragraph 6(b) of Statement 133, (2) clarifies when a derivative contains a financing component, (3) amends the definition of an underlying to conform it to language used in FASB Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, and (4) amends certain other existing pronouncements. SFAS No. 149 will be effective for contracts entered into or modified after June 30, 2003. The Company is presently evaluating the effect of adoption.

(i)	In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”. SFAS 150 clarifies the accounting for certain financial instruments with characteristics of both liabilities and equity and requires that those instruments be classified as liabilities in statements of financial position. Previously, many of those financial instruments were classified as equity. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003 and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Company is presently evaluating the effect of adoption.

c)	The following is a summary of the adjustments to net income (loss) and shareholders’ equity that would have been required had US GAAP been applied instead of Argentine GAAP in the accompanying consolidated financial statements (amounts expressed in million of Argentine pesos):

	December 31,		September 30,
	2002	2001(f)	2002	2001	2000
Net income (loss) according to the consolidated financial statements, Argentine GAAP in constant pesos	249	(200)	(2,935)	44	332
Reversal of inflation restatement		108	(40)	(24)	(180)

Comparative amounts as per historical financial statements		(92)	(2,975)	20	152
US GAAP adjustments
Increase (decrease) due to:
Reversal of inflation restatement and monetary results	324	—	(2,049)	—	—
Intangible assets and deferred charges	—	—	—	(1)	10
Goodwill on investment in Telefónica	3	—	10	1	(1)
Investment in Telefónica	—	—	—	82	(36)
Capitalized interest(a)(e)	—	(1)	(2)	(3)	(3)
Capitalized exchange differences	—	—	(12)	—	—
Deferred income tax	(11)	—	(60)	53	(2)
Deferred income tax of Telefónica spun-off businesses	—	—	—	(14)	10
Costs associated with the issuance of debt	—	(1)	(2)	(2)	(2)
Debt refinancing costs	1	—	(14)	—	—
Deferred revenues	3	5	19	(67)	—
Compensation plan	—	—	—	(2)	—
Devaluation effect	—	(1,632)	—	—	—
Effect on minority interest(c)	(107)	492	578	28	(1)
Other(b)	9	1	(38)	(9)	(2)

Net income (loss) in accordance with US GAAP	471	(1,228)	(4,545)	86	125

	December 31,		September 30, 2002
	2002	2001(f)
Shareholders’ equity according to the consolidated financial statements, Argentine GAAP in constant pesos	566	3,052	317
Reversal of inflation restatement		(1,653)	5

Comparative amounts as per historical financial statements		1,399	322
US GAAP adjustments
Increase (decrease) due to:
Reversal of inflation restatement and monetary results on:
— Fixed assets	(4,489)	—	(4,812)
— Intangible assets	(221)	—	(231)
— Trade payables	39	—	44
— Inventories	—	—	(11)
Intangible assets and deferred charges	—	(1)	—
Goodwill on investment in Telefónica	6	(7)	3
Preferred stock	(39)	(27)	(38)
Capitalized interest(a)(e)	5	7	6
Capitalized exchange differences	(12)	—	(12)
Deferred income tax and tax credit allowances(d)	(48)	23	(37)
Cost associated with issuance of debt	3	5	3
Debt refinancing costs	(13)	—	(14)
Deferred revenues	(45)	(61)	(48)
Devaluation effect	—	(1,632)	—
Effect on minority interest(c)	1,631	506	1,747
Other(b)	(39)	(9)	(48)

(Accumulated deficit)/Shareholders’ equity in accordance with US GAAP	(2,656)	203	(3,126)

(a)	In the three-month fiscal year/period ended December 31, 2002 and 2001 and the years ended September 30, 2002, 2001 and 2000, there were no additional gross interest capitalized for US GAAP purposes.
(b)	In December 31, 2002 and September 30, 2002 Other includes mainly: i) the adjustments for derivative instruments amounting to gain of 7 million and 36 million, respectively, and a reduction in shareholder’s equity of 38 million and 46 million, respectively, and ii) the adjustment for inventories amounting to a gain of 2 million and a loss of 2 million, respectively, and a reduction of 1 million and 2 million, respectively, of shareholders’ equity.
(c)	Represents the net effect of the US GAAP adjustments on minority interest in the (loss) income and net equity of the Company’s consolidated subsidiaries.
(d)	The balances as of December 31, 2002 and 2001 and September 30, 2002 are net of a valuation allowance related to deferred tax assets under US GAAP of 2,050 million, 649 million and 2,328 million, respectively, and as of December 31, 2002 and September 30, 2002, of Argentine GAAP tax credits of 48 million and 37 million, respectively.
(e)	As of December 31, 2002, the original value and accumulated depreciation of the adjustments amounts to 33 million and 28 million, respectively. As of December 31, 2001, the original value and accumulated depreciation of the adjustments amounts to 33 million and 26 million, respectively. As of September 30, 2002, the original value and accumulated depreciation of the adjustments amounts to 33 million and 25 million, respectively.
(f)	Unaudited.

	December 31,		September 30,
	2002	2001(e)	2002	2001	2000
Net (loss) income in accordance with US GAAP before cumulative effect of changes in accounting principles (see description under 18.b) 14.) and extraordinary item	471	(1,228)	(4,545)	129	125
Cumulative effect of changes in accounting principles	—	—	—	(38)	—
Extraordinary loss(d)	—	—	—	(5)	—

Net income (loss) in accordance with US GAAP	471	(1,228)	(4,545)	86	125
Increase in the carrying amount of preferred capital stock	(1)	—	(10)	—	—
Dividends attributable to preferred shareholders	(1)	— (b)	(2)	(3)	(3)

Earnings (loss) attributable to common shareholders	469	(1,228)	(4,557)	83	122

Net (loss) before cumulative effect of changes in accounting principles (see description under 18.b) 14.) and extraordinary item	0.088	(0.231)	(0.859)	0.024	0.023
Cumulative effect of changes in accounting principles	—	—	—	(0.007)	—
Extraordinary loss(d)	—	—	—	(0.001)	—

Earnings (loss) per share under US GAAP(a)(c)	0.088	(0.231)	(0.859)	0.016	0.023

(a)	Diluted earnings (loss) per share is the same as earnings (loss) per share, as there are no outstanding options to purchase shares. Calculated based on a total number of common shares subscribed, paid in and outstanding of 5,306,402,996.
(b)	Less than 0.5 million.
(c)	Amounts expressed in Argentine pesos.
(d)	Represents the early settlement charge of the termination agreement executed by the Company and ML on June 5, 2001. See Note 8.2.1.
(e)	Unaudited.

d)	Other significant US GAAP disclosure requirements.

The following represent additional financial statements disclosures required under US GAAP.

1)	Deferred income taxes:

The following table presents the components of the Company’s deferred tax balance (based on a US GAAP balance sheet).

	December 31,		September 30, 2002
	2002	2001(c)
Deferred tax assets
Allowance for doubtful accounts	132	106	128
Contingencies and other non deductible accruals and reserves	82	40	59
Income tax loss carryforward and tax credits(a)	1,668	77	1,726
Deferred revenues	16	21	17
Capitalized exchange differences	10	—	17
Foreign exchange loss deductible in future years(b)	240	—	451
Devaluation effect	—	571	—
Non deductible interests	83	—	63
Debt refinancing costs	5	—	5
Other	20	6	35

	2,256	821	2,501

Valuation allowance	(2,098)	(649)	(2,328)

	158	172	173

Deferred tax liabilities
Difference between tax and book basis of assets	135	147	151
Tax provision for employee terminations	14	14	14
Cost associated with the issuance of debt	1	2	1
Capitalized interest	2	3	2
Other	6	6	5

	158	172	173

Net deferred income tax	—	—	—

(a)	Relates to the Company’s, Telefónica’s and Telinver’s net operating tax loss carryforwards which expires through 2007 and Telefónica’s tax credits.
(b)	See Note 2.6.h).
(c)	Unaudited.

The provision for income taxes computed in accordance with US GAAP differs from that computed at the statutory tax rate as follows:

	December 31,		September 30,
	2002	2001(d)	2002	2001	2000
Income tax at statutory tax rate on pretax income (loss) in accordance with US GAAP (a)	168	(403)	(1,551)	56	107
Permanent differences:
Loss on equity investments	—	2	2	1	2
Nontaxable earnings	—	—	(2)	(3)	(2)
Goodwill write-down	—	—	1	—	—
Valuation allowance charge (b)	(229)	649	2,328	— (c)	14	(c)
Minority interest	72	(174)	(671)	25	55
Reversal of the difference between tax and book basis of Telefónica’s class B shares	—	—	—	(11)	—
Other, net	—	2	6	8	4

	11	76	113	76	180

(a)	For September 30, 2001, includes the effect (before tax) of the cumulative change in accounting principle described under 18.b)14.
(b)	Net of charges and reversals.
(c)	In September 30, 2000, related to TDA, and in September 30, 2001, for the period to the spin-off, to TDA and TCP and are net of the reversal of the valuation allowance charge for loss carryforward of 6 million and 6 million for September 30, 2001 and 2000, respectively.
(d)	Unaudited.

2)	Loans to directors and employees:

Loans to Telefónica’s directors and employees were as follows:

	December 31,		September 30, 2002
	2002	2001(b)
Balance in Argentine pesos(a)	2	6	3

(a)	There were no loans to individuals in excess of US$0.1 million.
(b)	Unaudited.

3)	Disclosures about fair value of financial instruments:

US GAAP requires disclosures of the estimated fair value of the Company’s financial instruments. The following methods and assumptions were used to estimate the fair value of each class of financial instruments.

As of December 31, 2002 and 2001 and September 30, 2002, the carrying amounts of cash, cash equivalents, marketable securities and current receivables and payables are considered to approximate fair value due to their short maturity.

As of December 31, 2002 and 2001 and September 30, 2002, the fair value estimated by the Company of instruments which carrying amount is materially different from such values is as follows:

	December 31, 2002	September 30, 2002
Negotiable obligations (quoted prices)	2,257	1,952
Negotiable obligations (carrying amounts)	3,512	3,912

TISA financial payables (fair value)(b)	2,770	3,518
TISA financial payables (carrying amounts)	3,353	3,713
Preferred stock (fair value)(b)	24	19
Preferred stock (carrying amount)	39	38

Other debt in foreign currency:

Fixed interest rate (fair value)(b)	310	260
Fixed interest rate (carrying amounts)(a)	440	496

Variable interest rate (fair value)(b)	192	174
Variable interest rate (carrying value)	263	299

(a)	As of December 31, 2002 and September 30, 2002 includes 37 million and 44 million, respectively, corresponding to financial instruments (see Note 2.5.j).
(b)	Calculated using discount rates based on the yield of Telefónica’s bonds as of December 31, 2002 and September 30, 2002.

Additionally, and as described in Note 8.2.1., the fair value of the obligation under the call option market price on TESA shares granted by the Company to ML is less than 0.5 million as of December 31, 2002 and as of September 30, 2002.

In addition, the Company has a receivable amounting to 102 million for its holding of the “Patriotic Bond”. This bond is negotiable in the market but no quoted prices are available to date (see Note 15.1.). The Company will apply this bond to the payment of taxes at its carrying value (see Note 15.1.). Furthermore, the Company has foreign currency swap instruments, which under US GAAP have been accounted for at fair value.

4)	Advertising costs:

The Company expenses the production costs of advertising the first time the advertising takes place. Advertising expenses were 7 million, 13 million and 27 million for Telefónica and 1 million, 1 million and 1 million for Telinver in the three-month fiscal year ended December 31, 2002 and the three-month period ended December 31, 2001 and the year ended September 30, 2002, respectively.

5)	Fixed assets useful life:

The main useful life for each category of fixed assets is as follows (in years):

Buildings	50
Switching Equipment	10
Transmission Equipment	10
Network installation	15
Telephones, switchboards and booths	5
Furniture, software and office equipment	1 - 3
Automobiles	5

e)	Statements of operations

—	Other expenses, net

Under US GAAP, certain items included in “Other expenses, net” would have been deducted from “Operating income” (see Operating income according US GAAP bellow).

—	The consolidated statements of operations determined under US GAAP would have been as follows:

	December 31,		September 30, 2002
	2002	2001(a)
Net revenues	632	654	2,456
Cost of services provided	(376)	(367)	(1,434)

Gross profit	256	287	1,022

Administrative expenses	(95)	(77)	(310)
Selling expenses	(77)	(180)	(456)
Exchange differences, net	10	—	(85)

Operating income	94	30	171

Income / (Loss) on equity investments	4	(4)	(6)
Financial (loss) income on assets	(25)	71	311
Financial income (loss) on liabilities	615	(1,744)	(6,825)

Income (loss) before income tax and minority interest	688	(1,647)	(6,349)
Income tax	(11)	(76)	(113)
Minority interest	(206)	495	1,917

Net income (loss) for the year/period	471	(1,228)	(4,545)

(a)	Unaudited.

f)	Statement of cash flows presentation

In the accompanying statement of cash flows, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash and cash equivalents.

The following supplemental statement of cash flows is prepared in accordance with the SEC presentation requirements and following Argentine GAAP valuation policies, except for the effects of inflation accounting, which have been segregated:

	December 31, 2002	September 30, 2002
Cash and cash equivalents at end of year	397	351
Cash and cash equivalents at beginning of year	351	71

Subtotal	46	280
Reversal of inflation restatement of cash at beginning of year	(5)	43

Increase in cash and cash equivalents	41	323
CAUSES OF CHANGES IN CASH AND CASH EQUIVALENTS
Cash flows from operating activities	199	823
Cash flows used in investing activities:
Purchases of fixed assets(1)(2)	(71)	(160)

Total cash flows used in investing activities	(71)	(160)
Cash flows used in financing activities:
Decrease in bank and other financial payables	(81)	(538)
Increase in bank and other financial payables	—	202
Increase in intangible assets(3)	(6)	(4)

Total cash flows used in financing activities	(87)	(340)

Total increase in cash and cash equivalents	41	323

(1)	In September 30, 2002, net of 34 million, financed by trade and bank and financial payables.
(2)	In September 30, 2002, net of 12 million, of capitalized exchange differences.
(3)	In December 31, 2002 and September 30, 2002, net of 1 million and 11 million, respectively, financed by trade payables.

g)	Contingencies

During the normal course of business, the Company is subject to several other labor, commercial, tax and regulatory claims. While these actions are being contested, the outcome of such individual matters is not predictable with assurance. Based on management’s assessment regarding the probable loss from such claims, and the advice of legal counsel, the Company has accrued 162 million as of December 31, 2002 (see Note 24.e).

h)	Guarantees

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

i)	Business Segment Information

FASB issued SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information” that establishes the standards for reporting operating segment information. This standard requires reporting operating segment information based on the way that financial information prepared by the entity is organized for senior management for making operating decisions, evaluating performance and allocating resources. Comparative information on earlier period of the same basis of segmentation must also be presented.

Telefónica also prepares, for internal reporting purposes, limited financial information (primarily revenues) based on its different markets including residential, wholesale and corporate customers. Telefónica does not currently allocate all relevant costs to such markets nor does management use such information for making asset allocation decisions. Accordingly, such markets are not deemed to be operating segments as defined in SFAS No.131. Telefónica is in the process of developing systems to allocate all costs to these markets in order to measure their performance and make asset allocation decisions. Accordingly, these markets may be deemed to be operating segments in the future.

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

	Amounts in historical Argentine pesos
	Holding		Basic Telephony Services	Yellow Pages and Call Center	Reconciliation to US GAAP statement of operations(a)	Total(c)
December 31, 2002
Net revenues to unaffiliated customers	—		588	35	9	632
Net intersegment revenues	—		4	—	(4)	—

Total net revenues	—		592	35	5	632

Operating (loss) income	—	(d)	132	2	(40)	94
Financial loss generated by assets	—		(35)	—	10	(25)
Financial income generated by liabilities	91		506	10	8	615
Income (loss) on equity investments	367		4	—	(367)	4
Income tax	—		—	—	(11)	(11)
Depreciation	2		147	1	3	153
Capital expenditures	—		99	—	—	99
Total assets	158		4,950	93	(64)	5,137
Investments in equity method investees	(1,346)		4	—	1,346	4

	Amounts in historical Argentine pesos
	Holding	Basic Telephony Services	Yellow Pages and Call Center	Reconciliation to US GAAP statements of operations(a)	Total(c)
December 31, 2001 (Unaudited)
Net revenues to unaffiliated customers	—	634	14	6	654
Net intersegment revenues	—	2	1	(3)	—

Total net revenues	—	636	15	3	654

Operating (loss) income	— (d)	55	(4)	(21)	30
Financial income generated by assets	—	7	—	64	71
Financial expense generated by liabilities	(12)	(35)	—	(1,697)	(1,744)
Income (loss) on equity investments	(23)	(4)	—	23	(4)
Income tax	—	(30)	—	(46)	(76)
Depreciation	2	167	1	1	171
Capital expenditures	—	95	—	—	95
Total assets	1,905	5,330	89	(1,767)	5,557
Investments in equity method investees	1,734	2	—	(1,734)	2

	Amounts in historical Argentine pesos
	Holding		Basic Telephony Services	Yellow Pages and Call Center	Reconciliation to US GAAP statement of operations(a)	Total(c)
September 30, 2002
Net revenues to unaffiliated customers	—		2,380	35	41	2,456
Net intersegment revenues	—		7	2	(9)	—

Total net revenues	—		2,387	37	32	2,456

Operating (loss) income	(2	) (d)	355	(8)	(174)	171
Financial income (expense) generated by assets	3		335	10	(37)	311
Financial income (expense) generated by liabilities	(945)		(5,789)	(113)	22	(6,825)
Income (loss) on equity investments	(3,468)		(6)	—	3,468	(6)
Income tax	—		(30)	—	(83)	(113)
Depreciation	10		658	3	15	686
Capital expenditures	—		177	—	—	177
Total assets	160		5,175	99	(57)	5,377
Investments in equity method investees	(1,713)		4	—	1,713	4

	Amounts in historical Argentine pesos
	Holding		Basic Telephony Services	Yellow Pages and Call Center	Reconciliation to US GAAP statement of operations(b)	Total(c)
September 30, 2001
Net revenues to unaffiliated customers	—		2,746	50	268	3,064
Net intersegment revenues	—		9	7	(16)	—

Total net revenues	—		2,755	57	252	3,064

Operating (loss) income	(1	) (d)	688	(7)	(97)	583
Financial income (expense) generated by assets	(77)		31	2	70	26
Financial expense generated by liabilities	(66)		(149)	(4)	(30)	(249)
Income (loss) on equity investments	136		(2)	—	(136)	(2)
Income tax	—		(170)	—	55	(115)
Depreciation	14		619	3	1	637
Capital expenditures	—		404	1	—	405
Total assets	2,026		5,490	95	(1,633)	5,978
Investments in equity method investees	1,854		6	—	(1,854)	6

	Amounts in historical Argentine pesos
	Holding		Basic Telephony Services	Yellow Pages and Call Center	Reconciliation to US GAAP statement of operations(b)	Total(c)
September 30, 2000
Net revenues to unaffiliated customers	—		2,870	69	673	3,612
Net intersegment revenues	—		14	8	(22)	—

Total net revenues	—		2,884	77	651	3,612

Operating (loss) income	(2	) (d)	811	10	(111)	708
Financial income (expense) generated by assets	46		49	1	(42)	54
Financial expense generated by liabilities	(62)		(164)	(5)	(43)	(274)
Income (loss) on equity investments	175		2	1	(184)	(6)
Income tax	—		(202)	—	22	(180)
Depreciation	21		695	4	147	867
Capital expenditures	—		511	4	587	1,102
Total assets	2,056		6,157	109	6	8,328
Investments in equity method investees	1,725		17	1	(1,739)	4

(a)	Includes elimination of intersegment charges and the computation of US GAAP adjustments.
(b)	Includes elimination of spun-off businesses, elimination of intersegment charges and the computation of US GAAP adjustments.
(c)	Consolidated amounts in accordance with US GAAP.
(d)	Corresponds to Cointel’s administrative expenses.

j)	The transitional disclosure provisions of SFAS 142 require disclosures of what reported income before extraordinary items and net income would have been in all periods presented exclusive of amortization expense (including any related tax effects) recognized in those periods related to goodwill, intangible assets that are no longer being amortized, any deferred credit related to an excess over cost, equity method goodwill, and changes in amortization periods for intangible assets that will continue to be amortized (including any related tax effects). The amortization expense and adjusted net loss in accordance with US GAAP of the Company for the period prior to the period of initial application are as follows:

	December 31, 2001 (unaudited)	September 30,
		2001	2000
Reported net (loss) income in accordance with US GAAP	(1,228)	86	125
Goodwill amortization	2	11	11

Adjusted net (loss) income in accordance with US GAAP	(1,226)	97	136

Net loss per share(a)	(0.231)	0.016	0.023
Effect of goodwill amortization	0.000	0.001	0.001

Adjusted net loss per share(a)	(0.231)	0.017	0.024

(a) Stated in pesos.

Aggregate amortization expense related to goodwill for the three-month periods ended December 31, 2002 and 2001 and for the years ended September 30, 2002, 2001 and 2000, was 2 million, 2 million, 10 million, 11 million and 11 million, respectively. Estimated amortization expense under US GAAP related to goodwill for each of the five years as from 2003 through 2007 would have been 10 million for each year.

23.    AMENDMENTS TO BYLAWS

Taking into account the provisions of the new Public Offering Transparency Rules and Regulations, instated by Decree No. 677/2001, which provides that the administration bodies may function, when allowed by bylaws, with the members present or instead mutually in communication by media simultaneously broadcasting sound, images or words, the Company’s Special Shareholders’ Meeting held on September 18, 2001, decided to change Articles 15, 20 and 21 of the Corporate Bylaws to effect the addition of such system of distance meetings for board meetings, and regular and special shareholders’ meetings, with the express provision that quorum is to be computed considering members physically present as well as those communicated by media broadcasting sound, images or words. In addition, such Shareholders’ Meeting amended Article 19 so that the first and second calls to regular and special shareholders’ meetings may be simultaneous. On October 29, 2001, this amendment was registered with the Public Registry of Commerce.

24.    OTHER FINANCIAL STATEMENT INFORMATION

The following tables present additional consolidated financial statement disclosures required under accounting principles in Argentina:

a)	Investments in shares, bonds issued in series and holdings in other companies

b)	Other investments

c)	Fixed assets

d)	Intangible assets and deferred charges

e)	Allowances and reserves

f)	Cost of services provided

g)	Assets and liabilities in foreign currency

h)	Expenses incurred

a)	INVESTMENTS IN SHARES, BONDS ISSUED IN SERIES AND HOLDINGS IN OTHER COMPANIES (stated in millions of constant Argentine pesos of December 31, 2002, except otherwise indicated—see Note 2.2.)

Denomination and features of securities	December 31, 2002							December 31, 2001 (unaudited)	September 30, 2002
	Class	Face value	Quantity		Inflation adjusted cost(2)	Value by equity method	Book value	Book value	Book value
Current(4)
US Treasury Bonds	—	US$1,000	1,500		—	—	5	—	—

							5	—	—

Noncurrent(3)
Other investments	—	—	—		—	—	13	12	14
Subsidiaries and affiliates
ECL	Common	$1.0	12,000	(1)	33	5	5	4	5

							18	16	19

							23	16	19

(1)	In shares.
(2)	Restated in constant Argentine pesos as described in Note 2.2.
(3)	See Note 2.5.d).
(4)	See Note 2.5.a).

b)	OTHER INVESTMENTS (stated in millions of constant Argentine pesos of December 31, 2002—see Note 2.2.)

	December 31, 2002	December 31, 2001 (unaudited)	September 30, 2002
Main account and features	Book value	Book value	Book value
Current investments
Foreign currency deposits	345	22	279
Local currency deposits	1	48	11

Total	346	70	290

c)	FIXED ASSETS (stated in millions of constant Argentine pesos of December 31, 2002—see Note 2.2.)

	December 31, 2002(2)
	Original value
Main account	Amount at beginning of year	Increase	Net retirement and transfers	Amount at the end of year
Land	116	—	—	116
Buildings	1,727	1	—	1,728
Switching equipment	4,128	—	(15)	4,113
Transmission equipment	3,645	—	16	3,661
Network installation	7,472	—	13	7,485
Telephones, switchboards and booths	620	2	—	622
Furniture, software and office equipment	978	15	—	993
Automobiles	39	—	(7)	32
Construction in process	267	13	(54)	226
Materials(1)	68	5	29	102
Prepayment to vendors	9	1	—	10

Total 2002	19,069	37	(18)	19,088

	December 31, 2002(2)
	Depreciation					Net book value
Main account	Accumulated at beginning of year	% Depreciation on net book value	For the year	Retirement	Accumulated at the end of year
Land	—	—	—	—	—	116
Buildings	436	3.5	13	—	449	1,279
Switching equipment	2,886	29.3	82	—	2,968	1,145
Transmission equipment	2,078	20.9	76	—	2,154	1,507
Network installation	3,520	11.3	110	—	3,630	3,855
Telephones, switchboards and booths	575	64.8	8	—	583	39
Furniture, software and office equipment	833	82.9	22	—	855	138
Automobiles	39	88.0	—	(7)	32	—
Construction in process	—	—	—	—	—	226
Materials	—	—	—	—	—	102
Prepayment to vendors	—	—	—	—	—	10

Total 2002	10,367		311	(7)	10,671	8,417

(1)	“Net retirement and transfers” includes transfers for 38.
(2)	Three-month fiscal year.

c)	FIXED ASSETS (stated in millions of constant Argentine pesos of December 31, 2002—see Note 2.2.) (cont.)

	December 31, 2001(4)
	Original value
Main account	Amount at beginning of year	Increase(2)	Net Retirement and transfers(3)	Amount at the end of period
Land	118	—	—	118
Buildings	1,720	1	—	1,721
Switching equipment	4,011	—	24	4,035
Transmission equipment	3,363	—	24	3,387
Network installation	7,230	—	38	7,268
Telephones, switchboards and booths	621	13	(14)	620
Furniture, software and office equipment	881	13	46	940
Automobiles	60	—	(13)	47
Construction in process	714	167	(130)	751
Materials(1)	132	12	(30)	114
Prepayment to vendors	7	2	—	9

Total 2001	18,857	208	(55)	19,010

	December 31, 2001(4)
	Depreciation					Net book value
Main account	Accumulated at beginning of year	% Depreciation on net book value	For the period	Retirement	Accumulated at the end of period
Land	—	—	—	—	—	118
Buildings	391	3.5	11	—	402	1,319
Switching equipment	2,527	22.3	90	—	2,617	1,418
Transmission equipment	1,772	17.9	72	—	1,844	1,543
Network installation	3,085	9.9	107	—	3,192	4,076
Telephones, switchboards and booths	545	42.3	29	(22)	552	68
Furniture, software and office equipment	656	62.4	53	(2)	707	233
Automobiles	60	42.5	—	(13)	47	—
Construction in process	—	—	—	—	—	751
Materials	—	—	—	—	—	114
Prepayment to vendors	—	—	—	—	—	9

Total 2001	9,036		362	(37)	9,361	9,649

(1)	“Net Retirement and transfers” includes transfers for 12.
(2)	Capitalized interests in construction in process amount to 4. See Note 2.5.e).
(3)	Includes 4 transferred to inventories.
(4)	Three-month period (unaudited).

c)	FIXED ASSETS (stated in millions of constant Argentine pesos of December 31, 2002—see Note 2.2.) (cont.)

	September 30, 2002(5)
	Original value
Main account	Amount at beginning of year	Increase(3)	Net retirement and transfers(4)	Amount at the end of year
Land	118	1	(3)	116
Buildings	1,720	5	2	1,727
Switching equipment	4,011	—	117	4,128
Transmission equipment	3,363	—	282	3,645
Network installation	7,230	—	242	7,472
Telephones, switchboards and booths	621	22	(23)	620
Furniture, software and office equipment	881	17	80	978
Automobiles	60	—	(21)	39
Construction in process	714	275	(722)	267
Materials(1)	132	27	(91)	68
Prepayment to vendors	7	2	—	9

Total 2002(2)	18,857	349	(137)	19,069

	September 30, 2002(5)
	Depreciation					Net book value
Main account	Accumulated at beginning of year	% Depreciation on net book value	For the year	Retirement	Accumulated at the end of year
Land	—	—	—	—	—	116
Buildings	391	3.6	47	(2)	436	1,291
Switching equipment	2,527	27.2	359	—	2,886	1,242
Transmission equipment	1,772	20.0	306	—	2,078	1,567
Network installation	3,085	11.0	436	(1)	3,520	3,952
Telephones, switchboards and booths	545	62.2	67	(37)	575	45
Furniture, software and office equipment	656	67.2	179	(2)	833	145
Automobiles	60	83.1	—	(21)	39	—
Construction in process	—	—	—	—	—	267
Materials	—	—	—	—	—	68
Prepayment to vendors	—	—	—	—	—	9

Total 2002	9,036		1,394	(63)	10,367	8,702

(1)	“Net retirement and transfers” includes transfers for 24.
(2)	Capitalized interest included in construction in process totaled 11. See Note 2.5.e).
(3)	Includes 29 in construction in process corresponding to the capitalized exchange differences. See Note 2.5.e).
(4)	Includes 3 of real property intended for sale.
(5)	Twelve-month fiscal year.

c)	FIXED ASSETS (stated in millions of constant Argentine pesos of December 31, 2002—see Note 2.2.) (cont.)

	September 30, 2001(5)
	Original value
Main account	Amount at beginning of year(3)	Increase	Net retirement and transfers	Amount at the end of year
Land	118	—	—	118
Buildings	1,700	—	20	1,720
Switching equipment	3,701	—	310	4,011
Transmission equipment	2,852	—	511	3,363
Network installation	6,730	—	500	7,230
Telephones, switchboards and booths	605	79	(63)	621
Furniture, software and office equipment	730	24	127	881
Automobiles	95	—	(35)	60
Construction in process	1,482	659	(1,427)	714
Materials (1)	160	129	(157)	132
Prepayment to vendors	14	(7)	—	7

Total 2001 (2)	18,187	884	(214)	18,857

	September 30, 2001(5)
	Depreciation					Net book value
Main account	Accumulated at beginning of year(4)	% Depreciation on net book value	For the year	Retirement	Accumulated at the end of year
Land	—	—	—	—	—	118
Buildings	345	3.6	48	(2)	391	1,329
Switching equipment	2,184	23.9	343	—	2,527	1,484
Transmission equipment	1,501	18.1	271	—	1,772	1,591
Network installation	2,677	10.2	408	—	3,085	4,145
Telephones, switchboards and booths	503	46.3	131	(89)	545	76
Furniture, software and office equipment	519	64.9	137	—	656	225
Automobiles	95	49.8	—	(35)	60	—
Construction in process	—	—	—	—	—	714
Materials	—	—	—	—	—	132
Prepayment to vendors	—	—	—	—	—	7

Total 2001	7,824		1,338	(126)	9,036	9,821

(1)	“Net Retirement and transfers” includes transfers for 93.
(2)	Capitalized interest included in construction in process totaled 87. See Note 2.5.e).
(3)	Net of 2,419 of the spun-off assets. See Note 4.
(4)	Net of 454 of the spun-off assets. See Note 4.
(5)	Twelve-month fiscal year.

c)	FIXED ASSETS (stated in millions of constant Argentine pesos of December 31, 2002—see Note 2.2.) (cont.)

	September 30, 2000(6)
	Original value
Main account	Amount at beginning of year(4)	Increase(3)	Net Retirement and transfers	Amount at the end of year
Land	114	4	—	118
Buildings	1,694	4	2	1,700
Switching equipment	3,459	—	242	3,701
Transmission equipment	2,693	13	146	2,852
Network installation	6,429	—	301	6,730
Telephones, switchboards and booths	581	92	(68)	605
Furniture, software and office equipment	879	74	(223)	730
Automobiles	102	—	(7)	95
Construction in process	1,495	805	(818)	1,482
Materials (1)	147	146	(133)	160
Prepayment to vendors	18	(2)	(2)	14

Total 2000 (2)	17,611	1,136	(560)	18,187

	September 30, 2000(6)
	Depreciation					Net book value
Main account	Accumulated at beginning of year(5)	% Depreciation on net book value	For the year	Retirement	Accumulated at the end of year
Land	—	—	—	—	—	118
Buildings	297	3.6	48	—	345	1,355
Switching equipment	1,741	21.4	445	(2)	2,184	1,517
Transmission equipment	1,215	19.3	288	(2)	1,501	1,351
Network installation	2,251	9.6	426	—	2,677	4,053
Telephones, switchboards and booths	453	35.5	148	(98)	503	102
Furniture, software and office equipment	702	47.0	153	(336)	519	211
Automobiles	102	33.0	2	(9)	95	—
Construction in process	—	—	—	—	—	1,482
Materials	—	—	—	—	—	160
Prepayment to vendors	—	—	—	—	—	14

Total 2000	6,761		1,510	(447)	7,824	10,363

(1)	“Net retirement and transfers” includes transfers for 77.
(2)	Capitalized interest included in construction in process totaled 116. See Note 2.5.e).
(3)	Includes 13 for Startel’s assets merger into Telefónica.
(4)	Net of 1,159 of the spun-off assets. See Note 4.
(5)	Net of 234 of the spun-off assets. See Note 4.
(6)	Twelve-month fiscal year.

d)	INTANGIBLE ASSETS AND DEFERRED CHARGES (stated in millions of constant Argentine pesos of December 31, 2002—see Note 2.2.)

	December 31, 2002(1)
	Original value
Main account	At beginning of year	Increase	At end of year
Licenses (Frequencies)	15	—	15
License to use and trademarks	41	8	49
Assignment of rights	22	—	22
No competition clause	5	—	5
Cost associated with the issuance of debt	55	1	56

Total 2002	138	9	147

	December 31, 2002(1)
	Depreciation			Net book value
Main account	At beginning of year	For the year	At end of year
Licenses (Frequencies)	5	—	5	10
License to use and trademarks	11	1	12	37
Assignment of rights	11	1	12	10
No competition clause	2	1	3	2
Cost associated with the issuance of debt	28	1	29	27

Total 2002	57	4	61	86

(1)	Three-month fiscal year.

	December 31, 2001(1)
	Original value
Main account	At beginning of year	Increase	At end of period
Licenses (Frequencies)	15	—	15
Organization and preoperating expenses	162	—	162
License to use and trademarks	41	—	41
Assignment of rights	22	—	22
No competition clause	5	—	5
Cost associated with the issuance of debt	39	—	39

Total 2001	284	—	284

	December 31, 2001(1)
	Depreciation			Net book value
Main account	At beginning of year	For the period	At end of period
Licenses (Frequencies)	3	—	3	12
Organization and preoperating expenses	162	—	162	—
License to use and trademarks	9	—	9	32
Assignment of rights	9	—	9	13
No competition clause	2	—	2	3
Cost associated with the issuance of debt	20	2	22	17

Total 2001	205	2	207	77

(1)	Three-month period (unaudited).

d)	INTANGIBLE ASSETS AND DEFERRED CHARGES (stated in millions of constant Argentine pesos of December 31, 2002—see Note 2.2.)

	September 30, 2002(2)
	Original value
Main account	At beginning of year	Increase (Decrease)(1)	At end of year
Licenses (Frequencies)	15	—	15
Organization and preoperating expenses	162	(162)	—
License to use and trademarks	41	—	41
Assignment of rights	22	—	22
No competition clause	5	—	5
Cost associated with the issuance of debt	39	16	55

Total 2002	284	(146)	138

	September 30, 2002(2)
	Depreciation				Net book value
Main account	At beginning of year	For the year	Decrease(1)	At end of year
Licenses (Frequencies)	3	2	—	5	10
Organization and preoperating expenses	162	—	(162)	—	—
License to use and trademarks	9	2	—	11	30
Assignment of rights	9	2	—	11	11
No competition clause	2	—	—	2	3
Cost associated with the issuance of debt	20	8	—	28	27

Total 2002	205	14	(162)	57	81

(1)	See Note 2.5.f).
(2)	Twelve-month fiscal year.

	September 30, 2001(4)
	Original value
Main account	At beginning of year(1)	Increase		At end of year
Licenses (Frequencies)	—	15	(3)	15
Organization and preoperating expenses	162	—		162
License to use and trademarks	37	4		41
Assignment of rights	22	—		22
No competition clause	5	—		5
Cost associated with the issuance of debt	26	13		39

Total 2001	252	32		284

d)	INTANGIBLE ASSETS AND DEFERRED CHARGES (stated in millions of constant Argentine pesos of December 31, 2002—see Note 2.2.) (cont.)

	September 30, 2001(4)
	Depreciation					Net book value
Main account	At beginning of year(2)	Increase		For the year	At end of year
Licenses (Frequencies)	—	2	(3)	1	3	12
Organization and preoperating expenses	158	—		4	162	—
License to use and trademarks	7	—		2	9	32
Assignment of rights	7	—		2	9	13
No competition clause	2	—		—	2	3
Cost associated with the issuance of debt	10	—		10	20	19

Total 2001	184	2		19	205	79

(1)	Net of 1,126 of the spun-off assets. See Note 4.
(2)	Net of 320 of the spun-off assets. See Note 4.
(3)	Corresponds to TCP’s assets merged into Telefónica.
(4)	Twelve-month fiscal year.

	September 30, 2000(3)
	Original value
Main account	At beginning of year(1)	Increase	At end of year
Organization and preoperating expenses	162	—	162
License to use and trademarks	37	—	37
Assignment of rights	22	—	22
No competition clause	5	—	5
Cost associated with the issuance of debt	26	—	26

Total 2000	252	—	252

	September 30, 2000(3)
	Depreciation			Net book Value
Main account	At beginning of year(2)	For the year	At end of year
Organization and preoperating expenses	143	15	158	4
License to use and trademarks	5	2	7	30
Assignment of rights	5	2	7	15
No competition clause	2	—	2	3
Cost associated with the issuance of debt	3	7	10	16

Total 2000	158	26	184	68

(1)	Net of 801 million of the spun-off assets. See Note 4.
(2)	Net of 184 million of the spun-off assets. See Note 4.
(3)	Twelve-month fiscal year.

e)	ALLOWANCES AND RESERVES (stated in millions of constant Argentine pesos of December 31, 2002—see Note 2.2.)

	December 31, 2002(4)
Account	Balances at beginning of year	Increase		Decrease(3)	Balances at end of the year
Deducted from current assets:
For doubtful accounts	351	27		(2)	376
For impairment in value and slow turnover	7	—		—	7

	358	27		(2)	383
Deducted from noncurrent assets:
For doubtful accounts	32	—	(1)	(7)	25
For other receivables(6)	2,214	—		(205)	2,009

	2,246	—		(212)	2,034

Total 2002	2,604	27		(214)	2,417

Included in current liabilities:
Contingencies	2	1		—	3

	2	1		—	3
Included in noncurrent liabilities:
Contingencies	127	30		2	159

Total 2002	129	31	(2)	2	162

	December 31, 2001(5)
Account	Balances at beginning of year	Increase		Decrease	Balances at end of the period
Deducted from current assets:
For doubtful accounts	532	174		(89)	617
For impairment in value and slow turnover	24	—		(9)	15

	556	174		(98)	632
Deducted from noncurrent assets:
For doubtful accounts	—	92	(1)	—	92
For other receivables(6)	—	179		—	179

	—	271		—	271

Total 2001	556	445		(98)	903

Included in current liabilities:
Contingencies	6	—		—	6

	6	—		—	6
Included in noncurrent liabilities:
Contingencies	180	14		—	194

Total 2001	186	14	(2)	—	200

(1)	Included in selling expenses in the consolidated statement of operations.
(2)	Included in “Other expenses, net” in the consolidated statement of operations.
(3)	Net of monetary gain (loss).
(4)	Three-month fiscal year.
(5)	Three-month period (unaudited).
(6)	See Note 2.5.k).

e)	ALLOWANCES AND RESERVES (stated in millions of constant Argentine pesos of December 31, 2002—see Note 2.2.)

	September 30, 2002(6)
Account	Balances at beginning of year	Increase		Decrease(3)	Balances at end of the year
Deducted from current assets:
For doubtful accounts	532	377		(558)	351
For impairment in value and slow turnover	24	—		(17)	7

	556	377		(575)	358
Deducted from noncurrent assets:
For doubtful accounts	—	92	(1)	(60)	32
For other receivables(7)	—	2,214		—	2,214

	—	2,306		(60)	2,246

Total 2002	556	2,683		(635)	2,604

Included in current liabilities:
Contingencies	6	2		(6)	2

	6	2		(6)	2
Included in noncurrent liabilities:
Contingencies	180	68		(121)	127

Total 2002	186	70	(2)	(127)	129

	September 30, 2001(6)
Account	Balances at beginning of year		Increase		Decrease	Balances at end of the year
Deducted from current assets:
For doubtful accounts	289		378		(135)	532
For impairment in value and slow turnover	7		24		(7)	24

Total 2001	296	(4)	402	(1)	(142)	556

Included in current liabilities:
Contingencies	2		4		—	6

	2		4		—	6
Included in noncurrent liabilities:
Contingencies	110		70		—	180

Total 2001	112	(5)	74	(2)	—	186

(1)	In 2002, included in selling expenses. In 2001, 9 included in operating expenses and 393 in selling expenses.
(2)	Included in “Other expenses, net” in the consolidated statement of operations.
(3)	Net of monetary gain (loss).
(4)	Net of 109 of the spun-off assets. See Note 4.
(5)	Net of 19 of the spun-off assets. See Note 4.
(6)	Twelve-month fiscal year.
(7)	See Note 2.5.k).

e)	ALLOWANCES AND RESERVES (stated in millions of constant Argentine pesos of December 31, 2002—see Note 2.2.)

	September 30, 2000(6)
Account	Balances at beginning of year		Increase		Decrease	Balances at end of the year
Deducted from current assets:
For doubtful accounts	245		224		(180)	289
For impairment in value and slow turnover	—		7		—	7

Total 2000	245	(4)	231	(1)	(180)	296

Included in current liabilities:
Contingencies	2		—		—	2

	2		—		—	2
Included in noncurrent liabilities:
Contingencies	117		37	(3)	(44)	110

Total 2000	119	(5)	37	(2)	(44)	112

(1)	Included in selling and operating expenses in the consolidated statement of operations, except 6 from Startel’s assets merged into Telefónica.
(2)	Included in “Other expenses, net” in the consolidated statement of operations.
(3)	Includes 3 form Startel’s liabilities merged into Telefónica.
(4)	Net of 74 of the spun-off assets. See Note 4.
(5)	Net of 4 of the spun-off assets. See Note 4.
(6)	Twelve-month fiscal year.

f)	COST OF SERVICES PROVIDED(1) (stated in millions of constant Argentine pesos of December 31, 2002—see Note 2.2.)

	December 31, 2002(5)	December 31, 2001(6)	September 30, 2002(7)	September 30, 2001(7)	September 30, 2000(7)
Inventories at beginning of year/period	52	73	73	72 (3)	41 (4)
Purchases	—	—	23	174	145
Operating expenses (Note 24.h)	10	15	28	77	98
Allowance for impairment in value and slow turnover	—	—	—	(24)	(7)
Holding gains (losses)	1	—	(23)	—	—

Subtotal	63	88	101	299	277
Inventories at end of the year/period(2)	(24)	(54)	(52)	(50)	(72)

Total (Note 3.1.l)	39	34	49	249	205

(1)	Includes cost of telephone directories and telephone equipment.
(2)	In September 30, 2001 and 2000 includes the allowance for impairment in value and slow turnover.
(3)	Net of 140 of the spun-off assets. See Note 4.
(4)	Net of 33 of the spun-off assets. See Note 4.
(5)	Three-month fiscal year.
(6)	Three-month period (unaudited).
(7)	Twelve-month fiscal year.

g)	ASSETS AND LIABILITIES IN FOREIGN CURRENCY (See Note 21.)

	December 31, 2002				December 31, 2001 (unaudited)			September 30, 2002

	Amount in foreign currency (in million)	Currency	Exchange rate	Book amount (1)	Amount in foreign currency (in million)	Currency	Book amount (1)	Amount in foreign currency (in million)	Currency	Book amount (1)
ASSETS
Current assets
Cash and banks	—	—	—	—	10	US$	24	1	US$	4
Investments(2)	104	US$	3.37	350	10	US$	22	76	US$	279
Trade receivables	19	US$	3.37	63	59	US$	131	20	US$	75
	2	SDR	4.56	8	2	SDR	4	2	SDR	8
Other receivables(3) (5)	31	US$	3.37	105	41	US$	88	15	US$	55
	3	EURO	3.53	11	4	EURO	9	3	EURO	11
	—	—	—	—	46	PTAS	—	—	—	—

Total current assets				537			278			432

Noncurrent assets
Investments	5	US$	(4)	13	5	US$	12	5	US$	14
Trade receivables	—	—	—	—	1	US$	2	—	—	—
Other receivables(5)	12	US$	3.40	41	51	US$	109	18	US$	67

Total noncurrent assets				54			123			81

Total assets				591			401			513

LIABILITIES
Current liabilities
Trade payables	42	US$	3.37	142	113	US$	247	37	US$	135
	5	SDR	4.56	21	12	SDR	33	6	SDR	28
	2	EURO	3.53	9	6	EURO	13	3	EURO	10
	—		£5.43	1	—	—	—	—		£1
	—	—	—	—	1	AS	—	—	—	—
	—	—	—	—	1	GF	—	—	—	—
	—	—	—	—	342	PTAS	4	—	—	—
Bank and other financial payables	1,071	US$	3.37	3,608	1,179	US$	2,571	1,083	US$	3,994
	1,116		¥0.03	32	77		¥2	1,063		¥33
	2	EURO	3.53	8	2	EURO	4	3	EURO	8
	—	—	—	—	306	ITL	—	—	—	—
Other payables	1	US$	3.37	5	13	US$	28	2	US$	7
	3	EURO	3.53	9	2	EURO	4	3	EURO	10
Taxes payable	—	—	—	—	1	US$	2	—	—	—

Total current liabilities				3,835			2,908			4,226

Noncurrent liabilities
Trade receivables	—	—	—	—	32	US$	70	—	—	—
Bank and other financial payables	1,009	US$	3.37	3,402	972	US$	2,121	1,011	US$	3,731
	7,779		¥0.03	221	8,816		¥151	7,779		¥236
	22	EURO	3.53	78	19	EURO	37	23	EURO	85
	—	—	—	—	2,029	ITL	2	—	—	—
Other payables	9	US$	3.37	32	15	US$	33	10	US$	38

Total noncurrent liabilities				3,733			2,414			4,090

Total liabilities				7,568			5,322			8,316

(1)	Amounts stated in millions of constant Argentine pesos of December 31, 2002. See Note 2.2.
(2)	See Note 20.a) and b) to the consolidated financial statements.
(3)	In 2002 and 2001, include 10 million and 5 million, respectively, corresponding to prepayments of fixed assets purchase.
(4)	Valued in dollars at the exchange rate at year-end, up to the limit of the equity value.
(5)	Includes the Patriotic Bond valued at the AFIP’s exchange rate effective at December 31, 2002.

US$:	US dollars
¥:	Yens
PTAS:	Pesetas
ITL:	Lira
EURO:	European Currency Units
GF:	Gold Frank
SDR:	Special Drawing Rights
AS:	Austrian Schilling
£:	Pounds

h)	EXPENSES INCURRED (stated in millions of constant Argentine pesos of December 31, 2002—see Note 2.2.)

	December 31, 2002(2)
Account	Operating expenses(1)	Administrative expenses	Selling expenses	Unusual Items	Other Expenses, net	Financial (income) loss		Total	December 31, 2001 Total(3)	September 30, 2002 Total(4)	September 30, 2001 Total(4)	September 30, 2000 Total(4)
						Assets	Liabilities
Salaries, social security taxes and other expenses	63	13	11	—	—	—	—	87	194	543	790	877
Fixed assets depreciation	285	24	2	—	—	—	—	311	362	1,394	1,338	1,510
Fees and payments for services	66	36	17	—	—	—	—	119	300	749	1,225	1,241
Directors’ and statutory audit committee’s fees	—	2	—	—	—	—	—	2	—	1	2	2
Insurance	—	4	—	—	—	—	—	4	5	15	19	18
Material consumption and other expenses	10	1	3	—	—	—	—	14	33	103	130	115
Management fee	20	3	—	—	—	—	—	23	44	146	269	323
Transportation	4	1	—	—	—	—	—	5	7	18	35	18
Taxes, charges and contributions	6	1	3	—	—	—	—	10	22	61	87	76
Rentals	14	4	—	—	—	—	—	18	26	94	101	101
Commissions	—	—	6	—	—	—	—	6	13	36	48	43
Exchange differences	—	—	—	—	—	15	(614)	(599)	—	3,393	—	—
Difference in the listed price of investments and holding losses (gains)	—	—	—	—	—	(1)	—	(1)	—	10	175	(90)
Interest and financial charges	—	—	—	—	—	(7)	191	184	79	498	322	319
Tax on interest paid and on the financial cost of corporate indebtedness	—	—	—	—	—	—	(2)	(2)	7	28	38	70
Allowance for doubtful accounts	—	—	27	—	—	—	—	27	266	469	378	218
Allowance for impairment in value and slow turnover	—	—	—	—	—	—	—	—	—	—	24	7
Impairment in value of securities to be received	—	—	—	—	—	—	—	—	—	—	17	—
Net book value of fixed assets retired	—	—	—	—	2	—	—	2	—	4	24	57
Net book value of goodwill on investment companies retired	—	—	—	—	—	—	—	—	—	6	—	—
Depreciation of intangible assets and deferred charges	1	1	—	—	—	—	2	4	2	14	19	26
Employee terminations	—	—	—	—	17	—	—	17	47	84	140	137
Cash dividends	—	—	—	—	—	—	—	—	—	—	(6)	(13)
Tax on bank debits and credits	—	10	—	—	—	—	—	10	9	44	15	—
Inflation loss (gain) on monetary accounts	—	—	—	—	—	(52)	16	(36)	—	94	—	—
Other	—	—	—	—	32	—	—	32	5	68	111	140

Total December 31, 2002	469	100	69	—	51	(45)	(407)	237

Total December 31, 2001	744	153	382	—	52	(15)	105		1,421

Total September 30, 2002	2,438	489	752	—	153	744	3,296			7,872

Total September 30, 2001	2,922	625	912	15	247	105	475				5,301

Total September 30, 2000	3,627	493	456	—	327	(205)	497					5,195

(1)	Includes 10, 15, 28, 77 and 98 corresponding to cost of services provided for the three-month fiscal year ended December 31, 2002, the three-month period ended December 31, 2001 and the fiscal years ended September 30, 2002, 2001 and 2000, respectively.
(2)	Three-month fiscal year.
(3)	Three-month period (unaudited).
(4)	Twelve-month fiscal year.

25.    CORPORATE BOOKS

On February 12, 2003, the Company complied with a subpoena issued by a federal court, related to the claim No.78,241/2002, requiring the filing with the court of its corporate books for periods after July 1999. Because the Company is not party and has not been advised of the nature of the action, in opinion of the Company’s Management the court order is connected with a procedural requirement and will not have any effect on the Company’s financial condition or results.

26.    SUBSEQUENT EVENTS

Telefónica’s Debt Renegotiation

On May 19, 2003, Telefónica’s Board of Directors approved a proposed offer to exchange two series of existing Telefónica’s notes for two new series of Telefónica’s notes plus a cash payment, and a proposed offer to exchange two series of existing notes issued by us, for two new series of Telefónica’s notes plus a cash payment (the “Exchange Offers”).

In addition, Telefónica has agreed with its main indirect shareholder, Telefónica Internacional S.A. (“TISA”), that immediately after the consummation of the Exchange Offers, Telefónica would transfer all of our acquired notes to TISA in exchange for a reduction of Telefónica’s short term indebtedness owed to TISA. As a result of the proposed overall transaction, neither Telefónica nor we will be increasing its/our net debt position.

As a result of the foregoing, Telefónica has developed the following debt renegotiation strategy in order to extend the maturities of our long-term public debt, reduce the risk of losing our license, replace a portion of our short-term indebtedness with long-term indebtedness and reduce our outstanding indebtedness, and provide additional time for Argentina to stabilize economically and politically.

Telefónica and we have also called for noteholders’ meetings for July 4 and 22, 2003 to solicit proxies from the holders of the Telefónica notes and our notes subject to the Exchange Offers to amend or eliminate most of the covenants and events of defaults contained in those notes.

The terms of the Telefónica proposed Exchange Offers and proxy solicitations are as follows:

•	For each US$1,000 principal amount of Telefónica’s existing US$300 million 11.875% Notes due 2004, Telefónica intends to offer to exchange:

i)	For holders tendering before the proxy delivery deadline, US$850 principal amount of newly issued 11.875% Notes due 2007 and US$150 in cash (US$75 of which constitutes a proxy payment).

ii)	For holders tendering after the proxy delivery deadline, US$925 principal amount of newly issued 11.875% Notes due 2007 and US$75 in cash.

•	For each US$1,000 principal amount of Telefónica’s existing US$368.5 million 9.125% Notes due 2008, Telefónica intends to offer to exchange:

i)	For holders tendering before the proxy delivery deadline, US$900 principal amount of newly issued 9.125% Notes due 2010 and US$100 in cash (US$50 of which constitutes a proxy payment).

ii)	For holders tendering after the proxy delivery deadline, US$950 principal amount of newly issued 9.125% Notes due 2010 and US$50 in cash.

•	For each US$1,000 principal amount of our existing US$225 million 8.875% Series A Notes due 2004, Telefónica intends to offer to exchange:

i)	For holders tendering before the proxy delivery deadline, US$850 principal amount of newly issued Telefónica 8.85% Notes due 2011 and US$150 in cash (US$75 of which constitutes a proxy payment).

ii)	For holders tendering after the proxy delivery deadline, US$925 principal amount of newly issued Telefónica 8.875% Notes due 2011 and US$75 in cash.

•	For each US$1,000 principal amount of our existing 175 million 10.375% Series B Notes due 2004, Telefónica intends to offer to exchange either:

i)	For holders tendering before the proxy delivery deadline, the US dollar equivalent of US$850 principal amount of newly issued Telefónica US dollar-denominated 8.85% Notes due 2011, calculated using the forward exchange rate as described in the registration statement, and US$150 in cash (US$75 of which constitutes a proxy payment).

ii)	For holders tendering after the proxy delivery deadline, the US dollar equivalent of US$925 principal amount of newly issued Telefónica US dollar-denominated 8.85% Notes due 2011, calculated using the forward exchange rate as described in the registration statement, and US$75 in cash.

or

i)	For holders tendering before the proxy delivery deadline, US$850 principal amount of newly issued Telefónica peso-denominated Conversion Notes due 2011 and US$150 in cash (US$75 of which constitutes a proxy payment).

ii)	For holders tendering after the proxy deliver deadline, US$925 principal amount of newly issued Telefónica peso-denominated Conversion Notes due 2011 and US$75 in cash.

The new conversion notes will be initially denominated in Argentine pesos and accrue interest at 10.375% until August 1, 2004. Thereafter, the new conversion notes will be denominated in U.S. dollars and accrue interest at 8.85%. The principal amount of the new conversion notes will be converted automatically from pesos into US dollars at the average reference spot exchange rate quoted by the Argentine Central Bank for the last five available trading days ending on or prior to July 31, 2004.

Holders who tender their notes will be receiving any accrued and unpaid interest up to, but not including, the settlement date for the Exchange Offers for relevant existing notes. The Exchange Offers are expected to be subject to customary conditions, which Telefónica may waive, including the condition that 90% of the outstanding principal amount of each series of existing notes be validly tendered prior to the expiration date of the Exchange Offers. None of the Exchange Offers is conditioned upon the success of any other exchange offer. Should less than all of the Exchange Offers be consummated, Telefónica may accept for exchange those notes that are tendered in those Exchange Offers where all of the conditions to such exchanges have been met or waived by Telefónica.

A registration statement relating to the new notes of Telefónica to be issued in the Exchange Offers has been filed with the SEC but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective and Telefónica has obtained the necessary authorizations from the Comisión Nacional de Valores of Argentina.