Form 20-F
period 2003-12-31
INTERNATIONAL TELECOMMUNICATIONS CO INC
filed 2004-04-16
CIK 1055056

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2003,

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

Indication by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days:    Yes  ☒    No  ☐

Indication by check mark which financial statement item the registrant has elected to follow:    Item 17  ☐     Item 18  ☒

i

FORWARD-LOOKING STATEMENTS AND ASSOCIATED RISKS

This annual report on Form 20-F (“Annual Report”) contains certain “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934 relating to our business and our subsidiary Telefónica de Argentina S.A. (“Telefónica Argentina”) and the sectors in which it operates. Some of these forward-looking statements include forward-looking phrases such as “anticipates”, “believes”, “could”, “estimates”, “expects”, “foresees”, “intends”, “may”, “should” or “will continue”, or similar expressions or the negatives thereof or other variations on these expressions, or similar terminology, or discussions of strategy, plans or intentions. These statements also include descriptions in connection with, among other things:

•	our and Telefónica Argentina’s ability to remain as going concerns and remain solvent;

•	the renegotiation of Telefónica Argentina’s tariffs with the Argentine government;

•	anticipated revenues, capital expenditures, future cash flows and financing requirements;

•	the economic and political developments in Argentina (including the effects of the devaluation and any future restrictions on payments abroad that may affect us);

•	the effect of inflation and currency volatility on our and Telefónica Argentina’s financial condition and results of operations;

•	the implementation of our and Telefónica Argentina’s business strategy;

•	descriptions of Telefónica Argentina’s new services and anticipated demand for services and other changes in rates and tariff regulations and charges for telecommunication services;

•	descriptions of the expected effects of Telefónica Argentina’s competitive strategies and descriptions of the effect of the liberalization of the Argentine telecommunications industry; and

•	the impact of actions taken by Telefónica Argentina’s competitors and other third parties, including courts and other governmental authorities.

Such statements reflect our current views regarding future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements to be materially different from any future results, performance or achievements that forward-looking statements may express or imply, for example:

•	the economic and political instability of Argentina;

•	the Argentine government’s insolvency and Telefónica Argentina’s tariff renegotiation process with the Argentine government;

•	changes in inflation;

•	the devaluation and volatility of the Argentine peso;

•	changes in financial and telecommunications regulation;

•	revocation of Telefónica Argentina’s license to provide telecommunications services;

•	our and Telefónica Argentina’s ability to successfully refinance or restructure our and Telefónica Argentina’s financial obligations owed to related and third parties when they become due; and

•	the outcome of pending legal claims against Telefónica Argentina.

ii

Some of these factors are discussed in more detail in this Annual Report, including under Item 3: “Key Information-Risk Factors”, Item 4: “Information on the Company” and Item 5: “Operating and Financial Review and Prospects”. If one or more of these risks or uncertainties affects future events and circumstances, or if underlying assumptions did not materialize, actual results may vary materially from those described in this Annual Report as anticipated, believed, estimated or expected. We have no plans to update any industry information or forward-looking statements set out in this Annual Report and have no obligation to update any such statements.

PRESENTATION OF FINANCIAL INFORMATION

Our audited consolidated financial statements as of December 31, 2003 and 2002 and for the fiscal year ended December 31, 2003, the three-month fiscal year ended December 31, 2002, the fiscal years ended September 30, 2002 and 2001 and the notes thereto (the “Consolidated Annual Financial Statements”) are set forth on pages F-1 through F-92 of this Annual Report.

Pistrelli Díaz y Asociados, Member Firm of Arthur Andersen (“Pistrelli”), was engaged as our independent financial auditors until we replaced them with Deloitte & Co. SRL (“Deloitte”), Member Firm of Deloitte Touche Tohmatsu, on June 30, 2002. This decision was ratified at our shareholders meeting on December 27, 2002. Arthur Andersen ceased practicing before the SEC on August 31, 2002. Our financial statements included in this Annual Report other than our financial statements for the fiscal year ended December 31, 2003, the three-month fiscal year ended December 31, 2002 and the fiscal year ended September 30, 2002, were audited by Pistrelli and have not been reaudited. Deloitte’s audit reports dated February 10, 2004 and June 13, 2003 and Pistrelli’s audit report dated November 16, 2001 except with respect to the matters discussed in Note 22 to the consolidated financial statements as of September 30, 2001 as to which the date is February 26, 2002, are included in this Annual Report.

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

Unless otherwise indicated, our balance sheets and income statements use the exchange rate as of each relevant date or period-end quoted by Banco de la Nación Argentina (“Banco Nación”). In the case of U.S. dollars, the Banco Nación quotes for such exchange rates were Ps.1.00 per U.S.$1.00 until December 23, 2001. From December 24, 2001 to January 10, 2002, the exchange market was officially suspended. On January 10, 2002, the Argentine government established a dual exchange rate system. The exchange rate in the free market began to float for the first time since April 1991. On January 10, 2002, the free market rate was Ps.1.70 per U.S.$1.00 while the official market rate was Ps.1.40 per U.S.$1.00. On February 8, 2002, the Argentine government repealed the dual exchange rate and since February 11, 2002, Argentina has had one freely floating exchange rate for all transactions. As of December 31, 2003, the only exchange market available was the free market and the quotation was Ps.2.93 per U.S.$1.00 and as of April 12, 2004 the exchange rate was 2.81 per U.S dollar. The reader should not construe the translation of currency amounts in this Annual Report to be representations that the peso amounts actually represent U.S. dollar amounts or that any person could convert the peso amounts into U.S. dollars at the rate indicated or at any other exchange rate. See Item 3: “Key Information—Selected Financial Data—Exchange Rate Information” and Item 8: “Financial Information—Significant Changes” for information regarding recent developments in exchange rates.

Fiscal year-end change: On November 11, 2002, our Ordinary and Special Shareholders’ Meeting, approved an amendment to our by laws to change our fiscal year-end from September 30 to December 31 of each year. On December 12, 2002, the Comisión Nacional de Valores (the “National Securities Commission” or “CNV”) approved such fiscal year-end change and on January 21, 2003 this amendment was registered with the Public Registry of Commerce. Consequently, we had a three-month fiscal year ended December 31, 2002. In this Annual Report, unless otherwise indicated, references to fiscal years 2003, 2002 and 2001, are to fiscal years ended December 31, 2003, September 30, 2002 and September 30, 2001, respectively.

iii

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS.

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE.

Not applicable.

ITEM 3.	KEY INFORMATION.

A.	Selected Financial Data.

The following tables set forth our selected consolidated financial and operating information for the fiscal year ended December 31, 2003, for the three-month fiscal year ended December 31, 2002, for the unaudited three-month period ended December 31, 2001, for the fiscal years ended September 30, 2002, 2001, 2000 and 1999 and should be read in conjunction with, and is qualified in its entirety by reference to, the Consolidated Annual Financial Statements and Item 5: “Operating and Financial Review and Prospects”. The financial information presented as of and for the fiscal year ended December 31, 2003, the three-month fiscal year ended December 31, 2002 and the fiscal years ended September 30, 2002, 2001, 2000 and 1999 was derived from our audited financial statements. The financial information presented as of December 31, 2001 was derived from our unaudited financial statements.

We maintain our financial books and records and publish our financial statements in pesos and prepare our financial statements to conform to generally accepted accounting principles in Argentina followed by us, and CNV rules. This Annual Report sometimes refers to those professional accounting principles as “Argentine GAAP”. Argentine GAAP differs from generally accepted accounting principles in the United States (“U.S. GAAP”). For example, one of the reasons why we have larger accumulated losses under U.S. GAAP than under Argentine GAAP and our shareholders’ equity under U.S. GAAP was negative in 2003 and 2002 is because of the elimination of inflation accounting under U.S. GAAP. Note 24 to our Consolidated Annual Financial Statements provides a summary of this and other significant differences between Argentine GAAP and U.S. GAAP as they relate to us, including the impact of such differences on our net income and shareholders’ equity.

According to generally accepted accounting principles applied by Telefónica, S.A. (“Telefónica”), for purposes of its consolidated annual financial statements for its own financial reporting, Argentina did not meet the definition of a highly inflationary economy in 2003 and 2002. Therefore, Telefónica incorporates, for consolidation purposes, our balances without computing any adjustments for the inflation experienced during 2003 and 2002. In line with this, and for our own U.S. GAAP reconciliation, we have elected not to use the alternative of maintaining the 2003 and 2002 inflation adjustment that the Securities and Exchange Commission (the “SEC”) permits for countries such as Argentina, where local financial statements are presented restated for inflation. In accordance with CNV rules, we have restated our financial statements for inflation until February 28, 2003. Therefore, we have included in our U.S. GAAP reconciliation an adjustment eliminating the effects of inflation during the fiscal year ended December 31, 2003, the three-month fiscal year ended December 31, 2002 and the fiscal year ended September 30, 2002.

The financial statements as of December 31, 2003 and 2002 have been prepared assuming that we will continue as a going concern. As discussed in Note 11 to the Consolidated Annual Financial Statements the relationship between variables determining Telefónica Argentina’s revenues and expenses is currently mismatched as a result of the pesification and freezing of Telefónica Argentina’s tariffs within the context of a potentially inflationary economy and may continue to be mismatched depending upon the outcome of Telefónica Argentina’s pending tariff renegotiation with the Argentine government. Telefónica Argentina’s tariff renegotiation proposal presented to the Argentine government attempts to achieve the relationship between variables determining revenues and costs, i.e. the “economic and financial equation” contemplated in Telefónica Argentina’s Transfer Contract (the “economic and financial equation”). Consequently, whether Telefónica Argentina’s amounts booked in fixed assets corresponding to the telecommunications business, the minimum presumed income tax credit and the booked amount of goodwill related to our investment in Telefónica Argentina are fully recoverable, may be affected by the final effect that the outcome of the tariff renegotiation with the Argentine government may have on Telefónica Argentina’s economic and financial equation, and consequently in our economic and financial equation. As discussed in Note 7 to the Consolidated Annual Financial Statements, as of December 31, 2003 our consolidated current assets are lower than our consolidated current liabilities, and it is uncertain whether we and Telefónica Argentina will obtain refinancing or additional credit lines to be able to pay our current debt and continue our normal operations. This situation gives rise to substantial doubt about our ability to continue as a going concern. Our and Telefónica Argentina’s plans concerning these matters are also described in Notes 2.5.g), 2.5.i), 2.5.m), 7 and 11 to the Consolidated Annual Financial Statements. The financial statements as of December 31, 2003 and 2002 do not include any adjustments or reclassifications that might result from the outcome of this uncertainty.

The effective date of Telefónica Argentina’s Reorganization Transactions (as defined and described in Item 4: “Information on the Company—Telefónica Argentina’s Reorganization”) was February 1, 2001. As a result, the consolidated balance sheet as of September 30, 1999 included in the Selected Consolidated Financial Information include the assets and liabilities of Telefónica Argentina’s spun-off businesses. Figures included in the Selected Consolidated Financial Information related to assets and liabilities have been restated to reflect the effect of the Reorganization Transactions except for figures as of September 30, 1999.

Following our policy to present our interest in the income (loss) from companies in which we have control or joint control and taking into account the effects of the Reorganization Transactions, the income statements for the fiscal year ended December 31, 2003, for the three-month fiscal year ended December 31, 2002 and the fiscal years ended September 30, 2002, 2001, 2000 and 1999 and the unaudited three-month period ended December 31, 2001 include:

(1)	the income (loss) from the businesses that were spun off, either from Telefónica Argentina, or from companies over which Telefónica Argentina exercised control or joint control until the spin-off, in the line “Net income (loss) of Telefónica Argentina’s spun-off businesses”;

(2)	the income (loss) from businesses merged into Telefónica Argentina related to companies in which Telefónica Argentina had control or joint control before the merger described in Item 4: “Information on the Company”, for years prior to such merger, is incorporated line-by-line; and

(3)	the income (loss) from Telefónica Argentina’s interests held in E-Commerce Latina S.A. in the line “Income (loss) from long-term investments” is not incorporated line-by-line because in the opinion of our management the income from this company is not material to our income (loss).

We have not applied the policy in point (1) to balance sheet figures for 1999. We present these figures as originally reported in previous annual reports on Form 20-F in pesos restated for inflation until February 28, 2003. See Note 2.2 to the Consolidated Annual Financial Statements.

Presentation of figures in constant Argentine pesos

Our financial statements included the effects of inflation through August 31, 1995, utilizing the inflation restatement methodology set by Federación Argentina de Consejos Profesionales de Ciencias Económicas, the Argentine Federation of Professional Councils in Economic Science (“FACPCE”). On August 22, 1995, the Argentine government issued Decree 316/95 discontinuing the requirement that financial information be restated for inflation for any date or period after August 31, 1995. Effective September 1, 1995, as required by rules issued by the CNV, we discontinued the restatement methodology, maintaining the effects of inflation accounted for in the prior periods.

As a result of the inflationary environment in Argentina in 2002 (there was an increase in the applicable index for restatement of financial statements (wholesale prices) of 118.2% in the period January through December 31, 2002) and the conditions created by the Public Emergency Law No. 25,561, Ley de Emergencia Pública y Reforma del Régimen Cambiario (the “Public Emergency Law”), the Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires, the Professional Council of Economic Sciences of the City of Buenos Aires (the

“CPCECABA”), reinstated inflation accounting in financial statements for fiscal years or interim periods ended on or after March 31, 2002 in accordance with the Argentine professional accounting principles, and provided that all recorded amounts restated by changes in the general purchasing power through August 31, 1995, as well as those arising between that date and December 31, 2001 are considered to be stated in currency as of December 31, 2001 (the stability period).

On July 16, 2002, the Argentine government issued Decree 1,269/02 repealing Decree 316/95, instructing the CNV, among others, to issue the necessary regulations concerning the preparation of financial statements prepared in constant currency. On July 25, 2002, under Resolution No. 415/02, the CNV reinstated the requirement to submit financial statements in constant currency. However, on March 25, 2003, the National Executive Power issued Decree No. 664/03 repealing the provisions related to the inflation adjustment established by Decree No. 1,269/02 and ordering the CNV, among others, to issue any applicable regulations to ensure that balance sheets or financial statements restated in constant currency are no longer accepted. Therefore, on April 8, 2003, Resolution No. 441/03 of the CNV set forth that from March 1, 2003, the restatement of financial statements in constant currency should be discontinued. On December 2, 2003, under Resolution CD No. 190/03 the CPCECABA discontinued the application of the restatement of financial statements in constant currency due to inflation as set forth in professional accounting principles from October 1, 2003, since the CPCECABA considered that the conditions related to the application of the restatement for inflation continued until September 30, 2003.

As required by Decree 316/95, our financial statements for the fiscal years ended September 30, 2001, 2000 and 1999 and the unaudited three-month period ended December 31, 2001 were not restated to reflect changes in the Argentine wholesale price index published by the Instituto Nacional de Estadísticas y Censos, the Argentine Institute of Statistics and Census (“INDEC”) corresponding to periods between September 1995 and December 2001. However, for comparative purposes, figures presented in this Annual Report corresponding to balance sheets data as of December 31, 2002 and 2001, September 30, 2002, 2001, 2000 and 1999 and statements of operations and cash flow data for the three-month fiscal year ended December 31, 2002, the fiscal years ended September 30, 2002, 2001, 2000 and 1999 and the unaudited three-month period ended December 31, 2001 are restated for inflation from January 1, 2002 to February 28, 2003 of 122.2% based on the wholesale price index. See Note 2.2 to the Consolidated Annual Financial Statements.

Accounting principles applied

The application of the new standards in accordance with Resolution No. 434/03 of the CNV gave rise to changes in valuation and presentation criteria, which have been recorded by us and our subsidiary, as summarized below (see Note 2.4 to the Consolidated Annual Financial Statements):

a) Changes in valuation criteria:

1) Derivative financial instruments

Technical Resolution (“TR”) No. 20 of the CPCECABA sets forth the specific valuation and disclosure criteria to be applied to derivative financial instruments and hedging transactions. According to this standard, hedging instruments must be disclosed in the financial statements as either assets or liabilities at their fair value as of the date of the measurement. The transition rule for the initial application sets forth that the difference between the previous measurement and that resulting from this new rule to determine the valuation of the instruments not designated as for hedging purposes, as well as those with no effective hedging coverage as defined in the resolution, should be charged to the balance of “Unappropriated retained earnings/Accumulated losses” at the beginning of the fiscal year in which this standard applies for the first time. In accordance with the transition provisions of TR No. 20 of the CPCECABA, comparative figures have not been restated.

2) Deferred tax

Prior to the implementation of the new accounting standards, we determined our Income tax expenses in the event there was taxable income, by applying the current 35% tax rate on the taxable income as of year-end and did not consider the effect of temporary differences between book and taxable income. TR No. 17 sets forth that income tax amounts should be booked by application of the deferred tax method, recognizing the effects of temporary differences. (See Notes 2.4. and 2.5.m. to the Consolidated Annual Financial Statements).

b) Changes in presentation criteria:

1) Preferred capital stock

As of the issuance date of our preferred capital stock, there were no specific accounting principles ruling the accounting of redeemable preferred capital stock. Therefore, we decided to disclose such preferred capital stock in our statement of changes in shareholders' equity at their nominal value adjusted to their redemption value in accordance with its issuance conditions. See Note 4. to the Consolidated Annual Financial Statements.

TR No. 17 sets forth as a specific rule that redeemable preferred capital stock is part of liabilities when its issuance conditions, directly or indirectly, require that the issuer redeems them for a determined or determinable amount, on a fixed or determinable date.

Based on the issuance conditions of our preferred capital stock and on their current status, we have concluded that our preferred capital stock has not met the conditions mentioned above and that therefore they are a part of our shareholder's equity under Argentine GAAP.

2) Goodwill on investment in Telefónica Argentina

According to the TR No. 19, as of December 31, 2003 and 2002, we present the goodwill on our investment in Telefónica Argentina in a specific caption of the consolidated balance sheets segregated from the caption “Intangible assets”. The corresponding depreciation for the fiscal year ended December 31, 2003, the three-month fiscal year ended December 31, 2002 and the fiscal years ended September 30, 2002 and 2001, is disclosed in the consolidated statements of operations as of such dates under the caption “Depreciation of goodwill on investment in Telefónica Argentina”.

We have not restated figures to reflect the effect of the above-mentioned accounting principles for the fiscal years ended September 30, 2000 and 1999 as such years are not included in the attached Consolidated Annual Financial Statements.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

	Twelve- Month Fiscal Year Ended December 31, 2003	Three- Month Fiscal Year Ended December 31, 2002	Unaudited Three- Month Period Ended December 31, 2001		Twelve- Month Fiscal Year Ended September 30, 2002		Twelve- Month Fiscal Year Ended September 30, 2001		Twelve- Month Fiscal Year Ended September 30, 2000 (8)		Twelve- Month Fiscal Year Ended September 30, 1999(8)
	(in million of pesos restated for inflation until February 28, 2003, except for per share amounts, share capital and operating information or as otherwise indicated)
OPERATIONS STATEMENT DATA:
Argentine GAAP
Net revenues	2,750	624	1,424		3,859		6,154		6,498		6,056
Cost of services provided(3)	(1,992)	(501)	(771)		(2,504)		(3,121)		(3,782)		(3,194)
Gross profit	758	123	653		1,355		3,033		2,716		2,862
Administrative expenses(3)	(353)	(101)	(154)		(492)		(629)		(496)		(517)
Selling expenses(3)	(163)	(69)	(385)		(757)		(918)		(459)		(602)
Depreciation of goodwill on investment in Telefónica Argentina	(23)	(6)	(6	)(10)	(23	)(10)	(23	)(10)	(31	)(10)	—
Subtotal	219	(53)	108		83		1,463		1,746		1,743
Gain/(loss) on equity investments	(3)	1	(9)		(8)		(4)		(9)		70
Other expenses, net	(71)	(51)	(52)		(154)		(249)		(329)		(292)
Financial income /(loss) on assets, net	(74)	45	15		(750)		(106)		206		82
Financial income /(loss) on liabilities, net	348	409	(106)		(3,320)		(479)		(500)		(453)
Unusual items	—	—	—		—		(15)		—		—
Income tax	—	—	(169)		(120)		(282)		(394)		(378)
Minority interest in subsidiaries	(142)	(101)	12		1,314		(269)		(360)		(477)
Net (loss)/income from continuing operations	277	250	(201)		(2,955)		59		360		295
Net income /(loss) of Telefónica Argentina’s spun-off businesses	—	—	—		—		(15)		(24)		15
Net income /(loss) for the year	277	250	(201)		(2,955)		44		336		310
Earnings (loss) per share	0.052	0.047	0.038		(0.557)		0.008		0.063		0.058
U.S. GAAP
Net income / (loss) (4)	703	471	(1,228)		(4,545)		86		125		155
Dividends attributable to preferred shareholders(4)	(2)	(1)	—		(2)		(3)		(3)		(2)
Increase in the carrying amount of preferred capital stock(4)	(1)	(1)	—		(10)		—		—		—
Earning/(loss) attributable to common shareholders (4)	700	469	(1,228)		(4,557)		83		122		153
Number of Common Shares	5,306,402,996	5,306,402,996	5,306,402,996		5,306,402,996		5,306,402,996		5,306,402,996		5,306,402,996
Earnings (loss) per share	0.132	0.088	(0.231)		(0.859)		0.016		0.023		0.029
BALANCE SHEET DATA
Argentine GAAP
Cash and current investments	355	399	153		353		71	(8)	858	(5)	481	(2)
Fixed assets	7,342	8,476	9,716		8,763		9,890	(8)	10,435		11,859	(2)
Intangible assets and deferred charges(9)	405	433	478		434		492	(8)	522		1,194	(2)
Net assets of spun-off businesses	—	—	—		—		—	(8)	1,454		—
Total assets	8,640	9,971	12,193		10,373		12,638	(8)	15,724		16,207	(2)(6)
Short-term bank and financial debt	3,283	3,687	2,683		4,073		2,929	(8)	3,579		1,760	(2)
Long-term bank and financial debt	2,553	3,902	2,712		4,253		2,776	(8)	3,443		5,330	(2)
Shareholders’ equity (Net Assets)	823	570	3,073		320		3,275	(8)	3,259		3,273
U.S. GAAP:
Total Assets(4)	4,490	5,137	5,557		5,377		5,978		8,328		7,388
Shareholders’ equity(4)	(1,953)	(2,656)	203		(3,126)		1,430		1,364		1,380
CASH FLOW DATA:
Argentine GAAP
Cash flows from continuing operating activities	1,485	251	419		862		1,475		1,656		1,984
Cash (used in) continuing investing activities	(143)	(36)	(209)		(308)		(926)		(950)		(838)
Cash (used in) provided by continuing financing activities	(1,386)	(169)	(128)		(272)		(1,382)		192		(611)
Spun-off assets	—	—	—		—		(145)		—		—
Cash flows provided by (used in) spun-off businesses	—	—	—		—		162		(492)		(305)
Increase (decrease) in cash and cash equivalents	(44)	46	82		282		(816)		407		230

(1)	We have supplementally provided a summary of our consolidated balance sheet and our consolidated results of operations data according to generally accepted accounting principles for the fiscal year ended December 31, 2003 after applying Resolution CD No.190/03 of CPCECABA to present the effect of the variation in the wholesale price index for the period March through September 2003 below:

Twelve-Month Fiscal Year Ended December 31, 2003
Balance Sheet:
Current assets	747
Noncurrent assets	7,735

Total assets	8,482
Current liabilities	3,933
Noncurrent liabilities	2,905

Total liabilities	6,838
Minority interest in subsidiaries	924

Shareholders’ equity:
Capital Stock, reserves and Unappropriated losses of prior years	535
Net income (a)	185

Total Shareholders’ Equity	720

(a)	The effect on income arising from applying the above- mentioned resolution was principally reflected in the financial results.

(2)	Figures have not been restated to reflect the effect of the Reorganization Transactions. See Item 4: “Information on the Company—Our History and Development—Telefónica Argentina’s Reorganization”.
(3)	Includes depreciation and amortization.
(4)	Not adjusted for inflation.
(5)	Net of Ps.29 million, in pesos restated for inflation until February 28, 2003, corresponding to spun-off businesses.
(6)	Includes Ps.70 million reclassified from assets (net) to liabilities in the Consolidated Annual Financial Statements.
(7)	Less than 0.5 million.
(8)	Figures do not reflect the effect of the accounting principles recently implemented by Argentine GAAP.
(9)	Includes goodwill of Telefónica Argentina.
(10)	Does not include Ps.3 million, Ps.29 million, Ps.6 million and Ps.6 million as of December 31, 2001, September 30, 2002, 2001 and 2000, respectively, of a Goodwill of Telefónica Argentina that is classified in “Cost of service provided”.

Exchange Rate Information

The following table sets forth, for the periods indicated, the high, low, average and period-end exchange rates for the purchase of U.S. dollars expressed in nominal pesos per U.S. dollar. On April 12, 2004, the peso/U.S. dollar exchange rate was Ps.2.81 to U.S.$1.00. The Federal Reserve Bank of New York does not report a noon buying rate for pesos.

	Nominal Exchange Rates High(1)	Exchange Rate		Period End
		Low(2)	Average(3)
Year Ended December 31, 1999	1.00	1.00	1.00	1.00
Year Ended December 31, 2000	1.00	1.00	1.00	1.00
Year Ended December 31, 2001(4)	1.00	1.00	1.00	N/A
Year Ended December 31, 2002(4)	3.90	1.70	3.15	3.37
Year Ended December 31, 2003	3.35	2.76	2.95	2.93

	Nominal Exchange Rates High(1)	Exchange Rate		Period End
		Low(2)	Average(3)
Month Ended September 30, 2003	2.98	2.89	2.92	2.92
Month Ended October 31, 2003	2.91	2.84	2.86	2.87
Month Ended November 30, 2003	2.99	2.85	2.89	2.99
Month Ended December 31, 2003	2.98	2.93	2.96	2.93
Month Ended January 31, 2004	2.95	2.85	2.89	2.93
Month Ended February 29, 2004	2.96	2.92	2.93	2.92
Month Ended March 31, 2004	2.93	2.86	2.90	2.86
Period Ended April 12, 2004	2.85	2.80	2.83	2.81

(1)	The high rate shown was the highest month-end rate during the year or any shorter period, as noted.
(2)	The low rate shown was the lowest month-end rate during the year or any shorter period, as noted.
(3)	Average of the daily closing rate for year-end, month-end or period-end rates, as noted.
(4)	From December 24, 2001 through January 10, 2002, Banco Nación did not publish an official exchange rate due to governmental suspension of the exchange market.

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

Risks Relating to the Economic Crisis in Argentina

Overview

We are an Argentine sociedad anónima (a corporation of limited liability) with no significant assets other than our 64.83% ownership interest in the capital stock of Telefónica Argentina and no significant source of cash flows other than dividends eventually received from Telefónica Argentina with respect to such capital stock. Substantially all of the operations, facilities and customers of Telefónica Argentina are presently located in Argentina. Accordingly, Telefónica Argentina’s and our financial condition and results of operations depend to a significant extent on the macroeconomic and political conditions of Argentina.

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

Beginning in December 2001, the Argentine government implemented a number of monetary and currency-exchange control measures that included restrictions on the free disposition of funds deposited with banks and tight restrictions on the transfer of funds abroad, with certain exceptions for transfers related to foreign trade and other authorized transactions, which were generally subject to prior approval by the Central Bank, most of which as of the date of this Annual Report are no longer applicable in connection with repayments made to foreign creditors. In December 2001, the Argentine government declared an official default on Argentina’s foreign debt payments. On January 7, 2002, the Argentine Congress enacted the Public Emergency Law, which introduced dramatic changes to Argentina’s economic model and amended the currency board that had pegged, statutorily, the peso at parity with the U.S. dollar since the enactment of the Convertibility Law in 1991. The Public Emergency Law empowered the Federal Executive Branch of Argentina to implement, among other things, additional monetary, financial and exchange measures to overcome the economic crisis, such as determining the rate at which the peso was to be exchanged into foreign currencies. Since January 1, 2002, the Argentine government has implemented measures, whether by decrees, Central Bank regulation or legislation passed by the Argentine Congress, attempting to address the effects of amending the Convertibility Law, recovering access to financing, reducing government spending, restoring liquidity to the financial system, reducing unemployment, and generally stimulating the economy.

As detailed below, the Argentine economy has experienced a severe recession and political and economic crisis, and the abandonment of the peso/U.S.dollar parity has led to significant devaluation of the peso against major international currencies. Argentine government actions concerning the economic policy, including with respect to inflation, interest rates, price controls, foreign exchange controls and taxes, have had and may continue to have a material adverse effect on private sector entities, including us and Telefónica Argentina. Although some economic indicators of the Argentine economy stabilized in 2003, we cannot provide any assurance that future economic, social and political developments in Argentina, over which we have no control, will not further impair our or Telefónica Argentina’s business, financial condition, or results of operations or impair our or Telefónica Argentina’s ability to make payments of principal and/or interest on our or Telefónica Argentina’s outstanding indebtedness. The macroeconomic situation in Argentina and the actions taken by the Argentine government pursuant to the Public Emergency Law, which was extended until December 10, 2004, will continue to affect us and Telefónica Argentina.

The economic and political instability resulted in a severe recession in 2002, which has not been offset yet by the recovery that has begun in 2003.

By the second half of 1998, the Argentine economy entered into a recession that caused the real gross domestic product (“GDP”) to decrease by 3.4% in 1999. Following his election in October 1999, President Fernando De la Rúa was confronted with the challenges of dealing with Argentina’s enduring recession and obtaining political consensus on critical issues related to the economy, public sector spending, legal reforms and social programs. However, real GDP contracted by 0.8% in 2000 and by 4.4% in 2001. As the recession caused tax revenues to drop, the public sector relied increasingly on financing from local and, to a lesser extent, foreign banks, effectively foreclosing private sector companies from bank financing. As the public sector’s creditworthiness deteriorated, interest rates reached record highs, bringing the economy to a virtual standstill. The lack of confidence in the country’s economic future and its ability to sustain the peso’s parity with the U.S. dollar led to massive withdrawals of deposits and capital outflows.

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

During President Duhalde’s administration, there were undertaken a number of initiatives, including:

•	ratifying the suspension of payment of certain of Argentina’s sovereign debt declared by interim President Rodríguez Saá;

•	amending the Convertibility Law, with the resulting devaluation and volatility of the peso;

•	converting certain U.S. dollar-denominated loans from financial institutions into peso-denominated debts (“pesification”) at a one-to-one exchange rate plus an adjustment for variations in consumer prices (Coeficiente de Estabilización de Referencia or “CER”) or in salaries (Coeficiente de Variación Salarial or “CVS”) and U.S. dollar-denominated bank deposits into peso-denominated bank deposits at an exchange rate of Ps.1.40 per U.S.$1.00, as adjusted by CER;

•	converting most U.S. dollar-denominated obligations with non-financial institutions into peso-denominated obligations, at a one-to-one exchange rate, plus an adjustment by CER or CVS, as the case may be, plus an equitable adjustment, in certain cases;

•	restructuring the maturity and interest rates on bank deposits and maintaining restrictions on bank withdrawals;

•	enacting an amendment to the Central Bank’s charter to (1) allow it to print currency in excess of the amount of foreign reserves it holds, (2) make short-term advances to the federal government and (3) provide financial assistance to financial institutions with liquidity constraints or solvency problems;

•	converting public service tariffs, including those of telephone services, which had been established in U.S. dollars, into pesos at a one-to-one exchange rate;

•	freezing public service tariffs, including those of telephone services, and not permitting indexing of any kind;

•	authorizing the federal government to renegotiate public service tariffs on a case-by-case basis;

•	imposing restrictions on transfers of funds abroad subject to certain exceptions, most of which have been lifted ; and

•	requiring the deposit into the Argentine financial system of foreign currency earned from exports, subject to certain exceptions.

Commercial and financial activities were virtually paralyzed in 2002, further aggravating the economic recession that precipitated the above-mentioned crisis.

The recession in 2002, including a 10.9% decrease in real GDP, high unemployment that preceded and that followed the devaluation of the peso and high inflation has led to a reduction of wages in real terms and of disposable income and has resulted in changes in consumer behavior across all class sectors of the Argentine population. Such effects have resulted and may continue to result in a decrease in the number of clients, the use of Telefónica Argentina’s services and the type of products and services demanded, with a possible corresponding reduction in Telefónica Argentina’s revenues. See “Factors Related to Us—Telefónica Argentina’s revenues have been and may continue to be adversely affected by a decrease in the number of its customers and usage of its services in the past two years.”

Néstor Kirchner became the president of Argentina on May 25, 2003. Some economic indicators of Argentina began to stabilize in 2003: (1) real GDP growth during 2003 was 8.7% (Source: INDEC), (2) inflation has also stabilized and (3) the peso has strengthened versus the U.S. dollar. As of December 31, 2003, the exchange rate was Ps.2.93 per U.S. dollar compared to Ps.3.37 per U.S. dollar as of December 31, 2002. Notwithstanding this stabilization, the Argentine economic and social situation have quickly deteriorated in the past, and may quickly deteriorate in the future, and we cannot assure you if, or when, the Argentine economy will begin a sustained growth.

The prolonged default on Argentina’s public debt and the tightening in the relationship between the international financial community and the Argentine government may impose difficulties on any attempts to solve the problem of Argentina’s outstanding debt.

Argentina’s ability to stimulate sustained economic growth, appease social unrest and repay its debt may depend on external financial assistance.

Due to failure to meet fiscal deficit targets, including those for the fourth quarter of 2001, on December 5, 2001, the International Monetary Fund (“IMF”) suspended further disbursements. On December 23, 2001, interim President Rodríguez Saá declared the suspension of debt payments on approximately U.S.$65.4 billion of Argentina’s sovereign debt total of approximately U.S.$144.5 billion as of December 31, 2001. Consequently, the principal international rating agencies downgraded the rating of Argentina’s sovereign debt to default.

On January 24, 2003, the IMF approved an eight-month Stand-by Credit Facility for Argentina of approximately U.S.$3.0 billion that was designed to provide transitional financial support through the period ending August 31, 2003, which replaces Argentina’s prior arrangements with the IMF. In September 2003, after the expiration of this transitional agreement, a long-term agreement was executed for the 2003-2006 period which implied the refinancing of liabilities for U.S.$ 21.1 billion and the establishment of a series of quantitative and qualitative conditions to be met by the Argentine government, in principle for the 2003-2004 period, including the renegotiation of the public debt in default, the tax reform, the compensation to the financial system and the adjustment of utility rates, among others.

Under the agreement, the conditions are reviewed every three months. The first and second reviews were approved in January 2004 and March 2004, respectively. Nevertheless, the main points of disagreement are the little progress made by the government in connection with the public debt restructuring, the wide rejection of the possible conditions for the proposed exchange and fiscal effort initially disclosed in September 2003.

The Argentine government’s lack of resolution vis-à-vis the international financial community raises continuous doubts on the possibilities of obtaining long-term financing by the Argentine economy, both in the public and private sectors.

On March 17, 2004 a Decree was published in the Official Gazette that provided for the creation of a syndicate of commercial banks to act as dealer managers for the restructuring of the government securities, in accordance with the commitment recently made to the IMF. The members are Merrill Lynch, UBS Investment Bank and Barclays Capital for the international offering, and BBVA Banco Francés, Banco Galicia y Buenos Aires and Banco Nación for the domestic offering.

The Argentine financial system is gradually recovering, but depends on the reversion of the current negative operating margin of financial institutions and on the government’s compensation to prevent future collapses that would frustrate economic growth.

During the second half of 2001, a significant amount of deposits was withdrawn from financial institutions as a result of increasing political instability and uncertainty resulting in a run on the U.S. dollar reserves of local banks.

To stop such run, on December 1, 2001, the De la Rúa administration restricted the amount of cash that account holders could withdraw from banks and introduced exchange controls restricting capital outflows. Although many of these restrictions, known as the “corralito”, are no longer in place, the Duhalde administration subsequently implemented a schedule, known as the “corralón”, which stated how and when money in savings and checking accounts and time deposits would become available, in an attempt to stop the continuing drain on bank reserves.

On February 4, 2002, pursuant to Emergency Decree No. 214/02, the Argentine government converted all foreign-currency denominated bank deposits into peso-denominated bank deposits at the exchange rate of Ps.1.40 per U.S. dollar, plus an adjustment to CER plus an interest rate of 2%. The Argentine government also announced the conversion of most U.S. dollar-denominated debts with Argentine financial institutions into peso-denominated debts at a one-to-one exchange rate, to be adjusted pursuant to the CER. In March 2002, the Argentine government issued Decree No. 762/02 by which it replaced the CER, for certain debts, with the CVS. Since January 2002, the Central Bank has been forced to grant substantial financial aid to most of the banks in the Argentine financial system. The corralito, the corralón and certain other measures, to a significant extent, shielded banks from a further massive withdrawal of deposits, but they also led to the paralysis of virtually all commercial and financial activities, diminished spending and greatly increased social unrest, exacerbating the already severe recession.

Through Decree 739/03 dated March 28, 2003 the Argentine government made an attempt to eliminate the corralón by giving depositors the option to be reimbursed pursuant to a schedule for their deposits which were originally denominated in U.S. dollars, at a Ps.1.40 per U.S.$1.00 exchange rate plus an adjustment to CER, and accrued interest, and to receive a 10-year U.S. dollar denominated bond to be issued by the Argentine government to cover the difference between the amount in pesos to be received by the depositors and the face amount of the original deposit made in U.S. dollars at the exchange rate applicable on April 1, 2003, which was Ps.2.96 per U.S.dollar.

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

The relative stability of the exchange rate and inflation in Argentina and higher confidence as compared to the 2001-2002 period, have allowed a gradual accumulation of deposits. However, interest rates have dropped for certain periods of time, even at negative levels in real terms, due to the high liquidity levels of financial institutions since there has been no increase in loans granted by these institutions. As a consequence, the risks related to the Argentine financial system are no longer due to liquidity problems, but are due to its solvency and profitability. If the relationship between the supply and the demand of credit remains weak, and due to problems of profitability, the probability of collapse of financial institutions (as a consequence of operating with negative margins during an extended period of time) would be high. Thus, the size of the Argentine financial market and the ability of private companies to obtain financing could be reduced.

Also, the pending compensation from the government to the financial system (for the asymmetric pesification of deposits and loans) and an increase in lending by the financial institutions to the private sector, both of which will improve the solvency and profitability of commercial banks, might be necessary in order to prevent future collapses of the local system that could hold back the current pace of recovery of the Argentine economy. Such a collapse and its effect on consumers would also have a material and adverse effect on Telefónica Argentina, including lower usage of its services and a higher level of delinquent and uncollectible accounts.

Notwithstanding the existence of high liquidity levels of financial institutions, we cannot assume that companies like us and Telefónica Argentina, with foreign currency denominated external indebtedness, will obtain sufficient funds to refinance their debt.

The devaluation of the Argentine peso, the pesification and freezing of Telefónica Argentina’s tariffs, and the macroeconomic conditions prevailing in Argentina, have had, and may continue to have, a material adverse effect on our and Telefónica Argentina’s results of operations and financial condition.

The Argentine government’s economic policies and any future decrease in the value of the peso against the U.S. dollar could adversely affect our and Telefónica Argentina’s financial condition and results of operations. The peso has been subject to large devaluations in the past and may be subject to significant fluctuations in the future.

The Public Emergency Law put an end to ten years of U.S. dollar-peso parity (Ps.1.00 per U.S.$1.00) and authorized the Argentine government to set the exchange rate. After devaluing the peso, the Argentine government initially established a dual exchange rate of Ps.1.40 per U.S. dollar for certain transactions and a free-floating rate for all other transactions. This dual system was later eliminated in favor of a single free-floating exchange rate for all transactions. Since the devaluation of the peso, the peso has fluctuated significantly, causing the Central Bank to intervene in the market to support the value of the peso by selling U.S. dollars and, lately, by buying U.S. dollars. As of April 12, 2004, the exchange rate was Ps.2.81 per U.S. dollar; however, it reached Ps.3.90 per dollar as of June 25, 2002.

We cannot assure you that future polices to be adopted by the Argentine government will be able to control the value of the peso and therefore, the peso could be subject to significant fluctuations and depreciations in the future, which could materially and adversely affect our and Telefónica Argentina’s financial conditions and results of operations. As most of the Argentine government’s financial liabilities are U.S. dollar-denominated, there has been an increase in the amount in pesos of the Argentine government’s total debt as a result of the devaluation. Peso-denominated tax revenues constitute the majority of its tax receipts and, due to inflation, tax revenues have increased in nominal terms, but have decreased in U.S. dollar terms due to devaluation. Therefore, the government’s ability to honor its foreign debt obligations has been materially and adversely affected by the devaluation of the peso.

Telefónica Argentina realizes substantially all of its revenues in Argentina in pesos and, as a result, the devaluation of the peso in 2002 and the pesification and freezing of Telefónica Argentina’s tariffs have had a material adverse effect on its and our earnings because our consolidated indebtedness is largely denominated in foreign currency and therefore the devaluation has significantly increased our consolidated debt in peso terms. In addition, some portion of our consolidated expenses, including Telefónica Argentina’s capital expenditures, is also denominated in foreign currency. Furthermore, the devaluation of the peso has had a material adverse effect on our financial condition, as our largely peso-denominated consolidated assets have depreciated accordingly against our largely foreign currency-denominated consolidated indebtedness. Any further depreciation of the peso against the U.S. dollar will correspondingly increase the amount of our consolidated bank and financial debt in pesos, with further adverse effects on our results of operations and financial condition. As of December 31, 2003, our consolidated bank and financial debt in foreign currency was the equivalent of approximately U.S.$ 1,925 million.

Given the economic and political uncertainties in Argentina, it is impossible to predict whether, and to what extent, the value of the peso may further depreciate or appreciate against the U.S. dollar and how those uncertainties will affect consumption of telephone services. Moreover, we cannot predict whether the Argentine government will further modify its monetary policy and, if so, what impact these changes could have on Telefónica Argentina’s and our results of operations and financial condition.

The Argentine economy may experience significant inflation and a substantial part of Telefónica Argentina’s revenues is not currently subject to indexing.

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

There is considerable concern that if the Central Bank prints currency to finance public sector spending or assist financial institutions in distress, significant inflation could result. During 2002, the Argentine consumer price index increased 41% and the wholesale price index increased 118%. During 2003, the Argentine consumer price index increased by 3.7% and the Argentine wholesale price index increased by 2.0%. In the past, inflation materially undermined the Argentine economy and the Argentine government’s ability to create conditions that would permit growth. Although in 2003 there was a slowdown in the inflation indexes, we cannot assure you that this situation will remain the same.

Telefónica Argentina derives its revenues from monthly basic charges, measured service charges and other charges. Prior to the enactment of the Public Emergency Law, those revenues were linked to a rate per unit of usage expressed in U.S. dollars and Telefónica Argentina also had the right to adjust that rate semiannually in accordance with variations in the U.S. consumer price index. Currently, however, the Public Emergency Law provides that, in agreements executed by the federal government under public law regulations, including those related to public works and services, which include the telecommunications services offered by Telefónica Argentina, indexation clauses based on foreign currency price indices or any other indexation mechanism are annulled. In this regard, the law sets forth that the prices and rates resulting from such provisions be established in pesos at a rate of Ps.1.00 per U.S.$1.00. Any further inflation will result in further decreases in Telefónica Argentina’s revenues in real terms and will adversely affect Telefónica Argentina’s results of operations, provided that Telefónica Argentina’s tariffs do not keep pace with inflation. Telefónica Argentina is in the process of renegotiating its tariffs with the Argentine government which began in early 2002. We cannot give you any assurance that the outcome of these negotiations will be favorable to Telefónica Argentina and therefore to us. Telefónica Argentina’s amounts booked in fixed assets corresponding to the telecommunication business depends on the effect that the outcome of Telefónica Argentina tariff renegotiation with the Argentine government may have on Telefónica Argentina’s economic and financial equation, and consequently on our economic and financial equation. See “Factors Related to Us”. In January 2002, the Argentine government pesified and froze Telefónica Argentina’s tariffs and the current renegotiation of Telefónica Argentina’s tariffs may result in new tariffs that may have a material adverse impact on Telefónica Argentina’s future financial position. Moreover, any further inflation could result in further increases in Telefónica Argentina’s expenses, including capital expenditures. The current mismatch between the variables determining revenues and expenses has affected and may continue to affect materially Telefónica Argentina results of operations, and consequently our results of operations.

Future exchange controls may prevent the servicing of our and Telefónica Argentina’s foreign currency-denominated debt obligations.

Since early December 2001, the Argentine authorities implemented a number of monetary and currency exchange control measures that included restrictions on the withdrawal of funds deposited with banks and tight restrictions on transfers abroad. Most restrictions in connection with repayments to foreign creditors have been lifted. These regulations have been changing constantly since they were first promulgated and we cannot assure you that they will not be put in place again and, if they are, whether they will be made stricter than they were before.

Factors Related to Us

The effects on us and Telefónica Argentina of the macroeconomic situation in Argentina and of the changes to regulations mentioned elsewhere have given rise to conditions that raise substantial doubts as to our and Telefónica Argentina’s ability to remain as a going concern.

Our Consolidated Annual Financial Statements contain an uncertainty affecting our assumption that we and Telefónica Argentina will remain as a going concern which is whether we or Telefónica Argentina will be able to obtain sufficient refinancing or additional credit lines to be able to pay our and its current debt under the current and future macroeconomic situation of Argentina and Telefónica Argentina’s pending tariff renegotiation with the Argentine government.

Our auditors have noted in their Audit Report that the potential result of the issue listed above gives rise to substantial doubt about our ability to continue as a going concern. Our financial statements as of December 31, 2003 and 2002 do not include any adjustments or reclassifications that might result from the outcome of this uncertainty.

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

Because we are a holding company, upon the liquidation or reorganization of Telefónica Argentina or Telefónica Argentina’s subsidiary, Telinver S.A., our right to participate in any distribution of their assets is subject to the prior claims of creditors of Telefónica Argentina and its subsidiary, including trade creditors, except to the extent that we may also have any credit against Telefónica Argentina and its subsidiary. None of our indebtedness is guaranteed either by Telefónica Argentina or any other of our affiliates. As of December 31, 2003, our unconsolidated liabilities and redeemable preferred stock amounted to Ps.1,344 million of which Ps. 1,119 million are denominated in foreign currency. These claims are effectively subordinated to the liabilities of Telefónica Argentina which on a consolidated basis amounted to Ps.5,535 million (of which Ps.4,704 were denominated in foreign currency). After distributions to Telefónica Argentina’s creditors as the result of any insolvency, liquidation or other reorganizations or other similar proceedings, we may not be able to repay our creditors in full or at all.

We currently have no source of cash flow, because Telefónica Argentina has significant accumulated losses as of December 31, 2003 and therefore will not be able to pay out any dividends to us in 2004 and there can be no assurance that it can pay us any dividends thereafter.

Our only significant source of cash flow is cash dividends paid to us by Telefónica Argentina. Telefónica Argentina paid to us cash dividends aggregating U.S.$1,190 million from January 1, 1994 through December 31, 2001. Telefónica Argentina’s ability to pay dividends to its shareholders, including us, while also meeting its capital expenditure and debt service requirements will depend on, among other things described below, its net income and its ability to generate sufficient funds internally and, to a lesser extent, may depend on its ability to have access to financial markets at acceptable costs.

The ability of Telefónica Argentina to pay dividends will also depend on applicable laws and, under certain circumstances, restrictions contained in applicable agreements or debt instruments. Under Argentine law, dividends can only be paid out of retained earnings reflected in its annual audited financial statements. In addition, pursuant to the Ley de Sociedades Comerciales No. 19,550 (the “Companies Law”), dividends cannot be paid until losses from prior fiscal periods have been absorbed. The declaration and payment of dividends by companies require the affirmative vote of a majority of their respective directors and of their shareholders represented at a shareholders’ meeting.

The effect of the devaluation of the peso and the pesification and freezing of Telefónica Argentina’s rates have eliminated its unappropriated retained earnings and the reserve for future dividends out of which cash dividends are distributed. By December 31, 2003, such losses exceeded the reserves. As of the date of this Annual Report, Telefónica Argentina is unable to distribute dividends until the unappropriated losses are absorbed. As a result of Telefónica Argentina’s losses in 2002, it did not make dividend payments to us in 2003 and it cannot make dividend payments to us in 2004 based on its financial statements ending December 31, 2003. Furthermore, we do not know when or if Telefónica Argentina will be able to distribute dividends thereafter. Apart from the restrictions of Argentine law mentioned above, there are currently no contractual restrictions on Telefónica Argentina’s ability to pay dividends. Under Argentine law Telefónica Argentina will be able to resume paying dividends when it has new gains after unappropiated or accumulated losses are absorbed.

We have remained current on the payment of interest on our debt by increasing our intercompany debt with our parent company, Telefónica Internacional, S.A. (“Telefónica Internacional”). Telefónica Internacional has assigned to us payments it received from Telefónica Argentina on intercompany debt Telefónica Argentina owed to it. We cannot assure you that Telefónica Internacional will continue to assign such payments to us in exchange for more intercompany debt between us and it or whether Telefónica Argentina will continue to be able to make payments on its intercompany loan to Telefónica Internacional.

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

We are not permitted by law to reduce our ownership of the Class A shares of Telefónica Argentina below 51% of its capital stock without the consent of the Telecommunications Regulatory Authority (as defined in Item 4: “Information on the Company—Business Overview”. We own no other significant assets in addition to our approximately 14% ownership in Telefónica Argentina which could be sold in order to make up for any shortfall in the payments due on our indebtedness, including interest and principal payments due on our notes.

The deterioration of the Argentine economy and the pesification and freezing of Telefónica Argentina’s tariffs described above have made it difficult for us and Telefónica Argentina to access the capital markets or obtain new third-party financing in amounts sufficient to enable us and Telefónica Argentina, together with internally generated funds, to meet our and Telefónica Argentina’s short-term debt obligations. We have a substantial amount of short-term indebtedness, including debt owed to Telefónica Internacional, that raise substantial doubt regarding our ability to remain as a going concern.

In light of the combination of macroeconomic and regulatory developments that occurred in Argentina mainly during 2002, and the negative impact those events had on our and Telefónica Argentina’s financial condition, we and Telefónica Argentina cannot assure you that we will be able to access the capital markets and third-party financing sources, both domestically and internationally, in amounts sufficient to enable us or Telefónica Argentina to meet our respective short-term debt obligations. Primarily as a result of the devaluation, Telefónica Argentina suffered losses in 2002 and therefore did not distribute dividends in 2003 and cannot distribute dividends in 2004. Furthermore, we are unable to determine whether the current macroeconomic environment in Argentina will worsen in the short-term and further harm our and Telefónica Argentina’s ability to meet our respective current and future debt obligations.

We have outstanding as of December 31, 2003 the following unconsolidated indebtedness and preferred stock:

•	8.85% Notes due 2004 totaling U.S.$220 million, (in March 2004 we have cancelled U.S.$14.1 million);

•	10.375% Notes due 2004 totaling Ps.175 million;

•	Ps.40 million (originally in U.S.$ and pesified by the Public Emergency Law No. 25,561, plus adjustment with CER) of our preferred capital stock and Ps.7 million in accumulated unpaid but not due preferred dividends;

•	U.S.$155 million in short-term intercompany loans with Telefónica Internacional, not including U.S.$170 million of our 8.85% Series A Notes and Ps.32 million of our 10.375% Series B Notes (including accrued interest) maturing 2004, held by Telefónica Internacional. See Item 5: “Operating and financial Review and Prospects—Debt-Exchange of our Notes”.

Telefónica Argentina and Telinver have outstanding as of December 31, 2003 the following short-term indebtedness:

•	U.S.$79 million of 11.875% Notes due November 2004 (in March, 2004 Telefónica Argentina cancelled U.S.$23 million);

•	banks and other financial institutions financing totaling the equivalent of U.S.$41 million; and

•	U.S.$538 million in intercompany loans owed to Telefónica Internacional due through August 2004.

Telefónica Argentina and Telinver have outstanding as of December 31, 2003 the following long-term indebtedness:

•	9.875% Notes due 2006 totaling U.S.$71.4 million;

•	9.125% Notes due 2008 totaling U.S.$125.6 million;

•	11.875% Notes due 2007 totaling U.S.$189.7 million;

•	9.125% Notes due 2010 totaling U.S.$220 million;

•	8.85% Notes due 2011 totaling U.S.$148.1 million;

•	10.375% Notes due 2011 totaling Ps.0.1 million convertible into U.S. dollars in August 2004; and

•	banks and other financial institutions financing totaling the equivalent of U.S.$116 million.

As of December 31, 2003, Telefónica Argentina had Ps.1,982 million (equivalent to U.S.$676 million) of short-term debt obligations, of which the equivalent to Ps.1,576 million (U.S.$538 million) was owed to Telefónica Internacional, a wholly owned subsidiary of Telefónica (our ultimate parent company).

Telefónica Argentina’s and our debt owed to Telefónica Internacional mature through August 2004 and September, 2004, respectively, subject to Telefónica Internacional’s right to immediately accelerate such indebtedness if, among other things:

•	there are changes in Telefónica Argentina’s or our equity, economic and financial situation that, due to their adverse nature, may adversely affect our ability to comply with our and Telefónica Argentina’s obligations under the loan agreements, including our or Telefónica Argentina’s ability to pay interest; or

•	proceedings are commenced against us or Telefónica Argentina which may result in an auction or attachment of an amount which is greater than a certain percentage of our or Telefónica Argentina’s shareholders’ equity.

Telefónica Internacional has advised us and Telefónica Argentina in writing that it has waived these acceleration conditions until September 20, 2004 and will not accelerate our and Telefónica Argentina’s debt on the basis of the effects of the Public Emergency Law. Notwithstanding this waiver, Telefónica Internacional is under no obligation to continue rolling over our debt when it becomes due and it has the ability to assign the debt to third parties without our or Telefónica Argentina’s consent. If it were not to continue to roll over such debt and no other financing is available with respect to our third-party debts, we would not have the ability to repay or refinance this short-term indebtedness at maturity.

Should no financing alternatives be available to us or should we not succeed in obtaining refinancing, we would not have sufficient funds available to meet our consolidated current financial liabilities payable to almost all foreign creditors and such non-current financial liabilities, including those disclosed as current on the balance sheet as of December 31, 2003, would turn into current liabilities if creditors claimed a default event.

Although we and Telefónica Argentina will continue to make our best effort to obtain such financing, which to date have had favorable results through obtaining waivers from creditors, exchanging short-term debt for long-term debt, as of the date of issuance of this Annual Report, it is not possible to assure what the result of future negotiations will be and, consequently, whether we and Telefónica Argentina will be able to settle our current liabilities in the normal course of business and maintain our normal operations.

See “—The effects on us and Telefónica Argentina of the macroeconomic situation in Argentina and of the changes to regulations mentioned elsewhere have given rise to conditions that raise substantial doubt as to our and Telefónica Argentina’s ability to remain as a going concern.”

We and Telefónica Argentina may be forced to make a reduction of our or Telefónica Argentina’s capital stock or dissolve if required by law if our shareholders do not contribute additional capital.

As of December 31, 2003, Telefónica Argentina has accumulated losses amounting to Ps.3,145 million (in pesos restated for inflation until February 28, 2003). The effect of the devaluation of the peso and the pesification and freezing of Telefónica Argentina’s tariffs has eliminated its unappropriated retained earnings and its reserves for future dividends out of which dividends are distributed. By the end of the fiscal year ended December 31, 2003, such losses exceeded the reserves, including Telefónica Argentina’s reserves for its future dividends. In addition, as of December 31, 2003, we had accumulated losses. The loss eliminated our unappropriated retained earnings and our reserves for future dividends out of which dividends are distributed. By the end of the fiscal year ended December 31, 2003, our losses exceeded the reserves, including our reserves for our future dividends.

As of December 31, 2003, we have accumulated losses that exceed 50% of the capital stock plus reserves at such fiscal year end. Consequently, we fall under the condition for mandatory capital stock reduction set forth in the Companies Law. However, Decree 1,269/02 and 1,293/03 have suspended the enforcement of such provision of the Companies Law until December 10, 2004. Also, if after December 10, 2004, Telefónica Argentina’s or our shareholders’ equity becomes negative at any fiscal year-end and our shareholders do not recapitalize, a dissolution event will occur under the Companies Law. We cannot assure you that, in the future, the Companies Law or any other law or regulation will not force Telefónica Argentina or us under these circumstances to effect mandatory capital reductions or to dissolve. As of the date of this Annual Report, we cannot provide any assurance that, should such dissolution event occur, our shareholders would make additional capital contributions, or that we or Telefónica Argentina, consequently, would be able to continue our operations.

The interests of our affiliates, as our equity owners and creditors, may conflict with the interests of the holders of our notes or preferred shares.

The Spanish telecommunications company Telefónica, through affiliates including Telefónica Internacional, beneficially owns almost 100% of our capital stock and, therefore, controls us and can determine the outcome of any action requiring shareholder approval. We own 64.83% of Telefónica Argentina’s capital stock and, therefore, control Telefónica Argentina and can determine the outcome of any action requiring shareholder approval. Actions within the control of Telefónica and its affiliates include the election of our and Telefónica Argentina’s boards of directors and, subject to the requirements of Argentine laws, the payment of dividends.

The interests of Telefónica, Telefónica Internacional and Telefónica Holding de Argentina S.A. (“Telefónica Holding”) as our equity investors may conflict with the interests of the holders of our debt or preferred shares. Moreover, Telefónica Internacional has made substantial extensions of credit to us and Telefónica Argentina and represents our and Telefónica Argentina’s largest creditor. The interests of Telefónica Internacional as Telefónica Argentina’s and our creditor may conflict with the interests of the unaffiliated holders of our debt, our preferred shareholders or holders of Telefónica Argentina’s debt. All of the intercompany loans made to us and Telefónica Argentina are short-term in nature and, as a result Telefónica Internacional has the legal right to cause us or Telefónica Argentina to pay it in full prior to the time we and Telefónica Argentina are required to make scheduled payments on our or Telefónica Argentina’s third party debt obligations. Furthermore, Telefónica Internacional may assign its rights under the loans without our or Telefónica Argentina’s consent. If Telefónica Internacional, or any assignee, as applicable, were to demand payment in respect of all of its short-term debt, it would have a material adverse effect on our respective ability to pay our or Telefónica Argentina’s debt obligations as they come due. As a result, the claims under the intercompany loans may, as a practical matter, enjoy payment priority over claims of any other long-term debt. We cannot assure you that Telefónica or its affiliates will provide us or Telefónica Argentina with additional intercompany financing support or continue to roll over existing debt.

Apart from requirements of Argentine law that dividends must be paid out of net earned profits arising from an approved financial statement, there are currently no contractual restrictions on Telefónica Argentina’s ability to pay dividends. Under Argentine law Telefónica Argentina will be able to resume paying dividends when it has new gains and Telefónica Argentina’s legal reserve is restored with liquid and realized profits as required by law, to the level that is equal to the percentage of share capital prior to the absorption of losses. Telefónica, through us, may exercise its control over Telefónica Argentina’s ability to pay dividends (subject to requirements of Argentine law)

or to increase the amount or frequency of dividend payments in order to fund expenditures or distributions by us or for other purposes including the repayment of debt to related or unrelated parties. As a result, Telefónica through us has the legal right and voting power to cause Telefónica Argentina to pay cash dividends to its shareholders in amounts and at times that may not be in the interests of Telefónica Argentina’s creditors.

Conflicts of interest between us, Telefónica and other of our affiliates may also arise in connection with other business activities. Telefónica, through affiliates, also has joint and separate investments in the communications and media sector in Argentina, including mobile cellular and PCS services following the effectiveness of the spin-off of our wireless services business and data transmission business. These businesses’ operations became controlled by Telefónica Móviles, S.A. and Telefónica DataCorp S.A. (“Telefónica DataCorp”), respectively, each of which is a subsidiary of Telefónica and independent of us. In some circumstances, our and Telefónica Argentina’s interests may not be aligned with and may perhaps be adverse to the interests of Telefónica or its affiliates. We cannot assure you that Telefónica or its affiliates will not limit or cause us or Telefónica Argentina to forego business opportunities that other Telefónica affiliates may pursue, or that the pursuit of opportunities by other affiliates will be in our interest.

In January 2002, the Argentine government pesified and froze Telefónica Argentina’s tariffs and the current renegotiation of Telefónica Argentina’s tariffs may result in new tariffs that may have a material adverse impact on Telefónica Argentina’s future financial position. As a result, Telefónica Argentina may not have future results of operations sufficient to permit recoverability of Telefónica Argentina’s assets and the value of its assets may be negatively affected.

In January 2002, tariffs for basic telephone services and long-distance services which Telefónica Argentina charges its customers were converted to pesos from U.S. dollars and fixed at an exchange rate of Ps.1.00 per U.S.$1.00. Telefónica Argentina’s tariffs were also frozen, as indexation of any kind is not permitted under the Public Emergency Law. The Public Emergency Law also authorized the Argentine government to renegotiate its contracts related to public works and services. Telefónica Argentina is currently in negotiations with the Argentine government regarding the rates Telefónica Argentina may charge in the future. According to the Public Emergency Law, the government must consider the following factors when negotiating the new tariff regime:

•	the effect of these tariffs on the competitiveness of the general economy and in the distribution of income,

•	the quality of the services,

•	the investment plans when such issues are included in the pertinent agreements,

•	consumer protection and accessibility of the services,
•	the security of the systems, and

•	profitability of the company.

The outcome of the tariff renegotiation is uncertain and therefore we cannot assure you that the tariffs that result from the renegotiation will maintain their value in U.S. dollars or constant pesos over time to compensate for any past and future increases in inflation or increases in the Peso/U.S.$ exchange rates. Inflation in terms of wholesale price index and consumer price index for 2002 and 2003, on an accumulated basis, was 122% and 46%, respectively, and devaluation during that time amounted to 193%. Pursuant to the process established for the renegotiations, Telefónica Argentina submitted both an interim request for a tariff increase and a comprehensive proposal regarding its tariff regime within the time period established. We do not know when the renegotiations will be concluded and whether they would be concluded in a manner that will not have a material adverse effect.

On January 23, 2003, the Argentine government issued Emergency Decree No. 120/03 which established that the Argentine government may provide for interim tariff increases or adjustments until the process of renegotiation of public service contracts and licenses required under the Public Emergency Law is completed. On January 29, 2003, the Argentine government issued Decree No. 146/03, which establishes a temporary tariff adjustment for the provision of energy and gas services. However, such measure has been judicially challenged and currently suspended by an injunction. Telefónica Argentina has requested the interim adjustment of its tariffs, but no decision has been reached on such issue. We cannot assure you that Telefónica Argentina will obtain the temporary adjustment of its tariffs, or even if obtained it, Telefónica Argentina cannot assure you that such adjustment will not be judicially challenged.

Pursuant to Resolution 93/04 issued on February 16, 2004, the Secretary of Energy established energy service tariff adjustments applicable for small industries, medium-sized businesses, large industries and big commercial centers. These tariff increases are not applicable to family houses and small businesses. The tariff increases are from 15% up to 35% depending on the customer to whom the increase is applied. In addition, Decree 181/2004 established tariff adjustments for gas services applicable for industrial and heavy customers of 14% to 25%.

On July 3, 2003, through Decree No. 311/03, a Renegotiation and Analysis of Public Utility Agreements Commission was created, which is to be headed by the Minister of Economy and the Minister of Production, National Planning, Public Investment and Services. Such Commission will be in charge of the renegotiation of the tariffs through the Renegotiation of Public Works and Services Agreements Committee created by Decree No. 293/02.

On October 21, 2003 Law No. 25,790 became effective, extending the term for the renegotiation of the agreements for public works and utilities until December 31, 2004. The National Executive Power is responsible for submitting the proposals to the Argentine Congress, which will have to approve such proposals within 60 calendar days counted from its receipt. In the event such period expired without Congress having reached a decision, the proposal shall be deemed accepted. If the proposal is rejected, the National Executive Power shall resume the process of renegotiating the relevant agreements.

We have stated in Notes 2.5.g., 2.5.i., 2.5.m and 11.1 to our Consolidated Annual Financial Statements that the relationship between variables determining Telefónica Argentina’s revenues and expenses is currently mismatched as a result of the pesification and freezing of Telefónica Argentina’s tariffs in the context of a potentially inflationary economy and may continue to be mismatched depending upon the outcome of Telefónica Argentina’s pending tariff renegotiation with the Argentine government. Telefónica Argentina’s tariff renegotiation proposal attempts to achieve the relationship between variables determining revenues and costs, i.e. the “economic and financial equation” contemplated in Telefónica Argentina’s Transfer Contract. Consequently, whether the recorded amount of goodwill of Ps.323 million and fixed assets corresponding to Telefónica Argentina’s telecommunications business and the minimum presumed income tax credit, totaling Ps.4,751 million and Ps.55 million (amounts calculated considering our interest in Telefónica Argentina), respectively, are fully recoverable, depends on the final effect that the outcome of the tariff renegotiation with the Argentine government may have on Telefónica Argentina’s economic and financial equation, and consequently on our economic and financial equation. Also, future negative economic developments may result in the adoption of further measures by the Argentine government, including changes to measures already adopted. We cannot assure you what effect these developments and measures may have on the value of Telefónica Argentina’s assets or its economic and financial equation.

Telefónica Argentina is subject to tariff regulation and could be subject to further adverse regulatory “price caps”.

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

In addition, Decree No. 764/00 reduced, as of November 2000, the interconnection fee rates for the origin and destination of calls in local areas for those districts with more than 5,000 inhabitants or a telephone-set density above 15 telephones for every 100 inhabitants, for the remaining districts in those areas included in the original license of independent operators, and for transit within local areas. A 3% semiannual “price cap” reduction was applied during the first two years after these rules and regulations became effective.

The price cap system as applied to Telefónica Argentina’s and other regulated industries may also be subject to renegotiation as provided by the Public Emergency Law, although no assurance can be given as to the results of any such renegotiation. Telefónica Argentina does not know when the Secretary of Communications may determine that effective competition exists in any particular area or in the case of any service, and therefore we cannot assure you that Telefónica Argentina will not be subject to further reductions of its tariffs.

Tariff reductions of differing scopes and magnitudes may continue for a number of years and may reduce revenues from basic and other services. While Telefónica Argentina intends to continue to strive to control operating costs and improve productivity, those efforts may not offset, in whole or in part, the decline in operating margins that may result from mandatory tariff reductions.

We are uncertain whether the evolution of the regulatory framework will adversely affect the viability or general competitiveness of Telefónica Argentina’s telecommunications business. Neither we nor Telefónica Argentina are in a position to control the nature, extent and timing of government action in this area. Future modifications of the regulatory framework may have a material adverse effect on Telefónica Argentina’s business, financial condition or results of operations and on us.

Telefónica Argentina’s revenues have been and may continue to be adversely affected by a decrease in the number of its customers and usage of its services in the past two years.

Telefónica Argentina’s revenues depend on its ability to retain customers. However, the recession in 2002, unemployment and underemployment, coupled with the rise of inflation in 2002, have led to a reduction of wages in real terms and a reduction of disposable income of all class sectors of the Argentine population, which resulted in a decrease in the number of customers that use Telefónica Argentina’s services and in a reduction of usage per telephone line. For example, since December 31, 2001, Telefónica Argentina’s lines in service were further reduced by approximately 152,000 lines with a decrease in the domestic long-distance service of approximately 2% and in the international long-distance service of approximately 37%. This reduction in lines in service and usage of Telefónica Argentina’s services had a consequent reduction in its revenues and cash inflows. In addition, we cannot assure you that further reductions in demand for Telefónica Argentina’s service will not take place, further negatively affecting its cash flow and revenues. Although Telefónica Argentina experienced a partial recovery in 2003 in terms of revenues and customers, we and Telefónica Argentina cannot assume that this pace can be sustained in the future.

Telefónica Argentina’s license is revocable under certain circumstances, and revocation of the license would have a material and adverse effect on it.

Telefónica Argentina is subject to a complex series of laws and regulations with respect to the telecommunications services it provides. Telefónica Argentina provides telecommunications services pursuant to a license that is subject to regulation by various regulatory bodies. Its dissolution and the declaration of its bankruptcy are events that may lead to a revocation of its license under the List of Conditions. Its dissolution will occur if its shareholders’ equity according to Argentine GAAP becomes negative for any future fiscal year end after December 10, 2004 and the shareholders of Telefónica Argentina do not recapitalize. See “—We and Telefónica Argentina may be forced to make a reduction of our or Telefónica Argentina’s capital stock or dissolve if required by law if our shareholders do not contribute additional capital.” In addition, its License is revocable if we cease to own at least 51% of Telefónica Argentina’s common stock in Class A shares without regulatory approval.

Accordingly, if we entered into reorganization proceedings due to our inability to pay our debts and such proceedings resulted in us ceasing to own at least 51% of Telefónica Argentina’s capital stock in class A shares without regulatory approval, Telefónica Argentina’s license could be revoked.

Telefónica Argentina’s liquidity and subsequent dividend payments have also been historically relied upon by us as our primary source of liquidity for us to meet our principal and interest payments on our outstanding debt. From January 1, 1994 through December 31, 2001, Telefónica Argentina paid us cash dividends aggregating U.S.$1,190 million. Due to accumulated losses attributable to the macroeconomic crisis in Argentina, Telefónica

Argentina did not pay dividends last year, are not able to pay dividends in 2004 in respect of its 2003 and 2002 fiscal years and may not be able to pay dividends in thereafter. Accordingly, our primary source of liquidity has been eliminated. If we were to default on our payment obligations, it is likely that we would have to commence reorganization proceedings, thereby putting Telefónica Argentina’s license at risk. The revocation of its license, due to a change in our ownership interest or otherwise, would have an immediate and material adverse impact on Telefónica Argentina’s and our financial condition and results of operations.

Access to the Argentine telecommunications market is now fully deregulated and as a result competition could have a material adverse effect on Telefónica Argentina’s results of operations.

Since 1999, the Argentine government has issued a number of decrees liberalizing the access to the telecommunications market. As a result, a number of new operators have entered the market, including the southern region of Argentina, where Telefónica Argentina is the incumbent provider of telecommunications services. The new providers of local, domestic long-distance and international telephone services are now direct competitors of wireline basic telephone service providers. Although as a result of the liberalization Telefónica Argentina began to offer telephone services in the northern region of Argentina, Telecom Argentina is the incumbent provider of telecommunications services in the northern region of Argentina. The operators of data transmission networks and other companies providing wireless services (including companies spun off from Telefónica Argentina ), may be Telefónica Argentina’s indirect competitors to the extent those services may be substitutes for wire line telephony.

Since the liberalization of access to Telefónica Argentina’s market, competition has affected Telefónica Argentina’s results of operations as Telefónica Argentina has lost customers of its long distance service to Telecom Argentina and other smaller competitors and has had to increase its efforts in order to retain existing customers, to win back the customers it lost and to acquire new customers. Telefónica Argentina may experience, as a result of the current competitive environment, an additional loss of market share and additional competition in prices to competitors in the southern region of Argentina beyond that which has already taken place since October 1999. Telefónica Argentina may also experience a loss of market share in the future as a result of the ability of a caller to select a long-distance provider for each call, data or internet providers entering the telecommunications market. In light of the range of regulatory, business and economic uncertainties, as discussed in these “Risk Factors” and elsewhere in this Annual Report, it is difficult for Telefónica Argentina to predict with meaningful precision and accuracy its future market share in relevant geographic areas and customer segments, the speed with which changes in its market share or prevailing prices for services may occur, or the effects of competition. Those effects could be material and adverse to our and Telefónica Argentina’s overall results of operations and financial condition.

Telefónica Argentina has a significant number of legal claims against it regarding obligations of its state-owned predecessor, Empresa Nacional de Telecomunicaciones (“ENTel”); if it were to have to satisfy those claims in full without the benefit of timely and sufficient indemnification, the obligation to do so would represent a significant liability.)

As of December 31, 2003, the total amount of claims against Telefónica Argentina based upon ENTel’s alleged contractual and statutory obligations to former ENTel employees (including accrued interest and legal expenses) was approximately Ps.91 million. Court decisions have followed the precedent set by the Supreme Court of Argentina in the area of joint and several liability in labor matters, under which it upheld the provisions of the Work Contract Law No. 20,744, as amended, and declared a decree derogating portions of that law unconstitutional. In the Transfer Contract, under which ENTel was privatized by selling 60% of its common stock to us, ENTel agreed to indemnify Telefónica Argentina with respect to such claims. Also, the Argentine government has assumed joint and several liability with ENTel for such indemnity obligations and has authorized Telefónica Argentina to debit an account of the Argentine government at Banco Nación for any related amount payable by it with respect to such indemnification. Telefónica Argentina believes that the Argentine government’s indemnification obligations should protect it from any material economic consequences of the employees’ claims. Under Debt Consolidation Law No. 23,982, ENTel and the Argentine government may discharge their indemnity obligations through the issuance of debt instruments such as negotiable 16-year bearer bonds. Telefónica Argentina has not created any reserve for such claims.

As of December 31, 2003, Telefónica Argentina had paid Ps.6.8 million in cash for a number of claims. Telefónica Argentina filed a claim against ENTel on December 16, 1999 seeking indemnification and reimbursement in connection with these payments in satisfaction of the labor claims. Its case has been argued in court; however, no ruling has been issued. If Telefónica Argentina lose a material portion of the current claims and the Argentine government fails to reimburse Telefónica Argentina timely and sufficiently for these claims, our and Telefónica Argentina’s results of operations may be adversely affected.

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

As of December 31, 2003, approximately 75% of Telefónica Argentina’s employees were union members. Unlike its state-owned predecessor, Telefónica Argentina has not experienced a work stoppage that has had a material effect on its operations. Telefónica Argentina has reached agreements with the unions over the terms of new collective bargaining agreements. Although its relations with unions are currently stable and constructive, in recent years general labor unrest and related strikes in Argentina have increased in frequency. Strikes or other types of conflict with the unions or unionized personnel may have a material adverse effect on its ability to maintain ordinary service levels or otherwise operate its business in the manner that customers expect. In those circumstances, Telefónica Argentina might face an immediate loss of revenue. Damage to its reputation might also result, with a potential longer-term negative effect on revenues.

In addition, while maintaining frozen tariffs, the government forced private sector companies to increase salaries of unionized employees, as it did in 2002 and 2003, resulting in an increase of Telefónica Argentina’s expenses and a negative impact on its operating income. Telefónica Argentina was required to increase salaries for unionized workers on an average of Ps.100 per month per employee in 2002 and up to an additional Ps. 100 per month per employee through 2003.

Because the Argentine standards for disclosure and accounting differ from those of the United States, information about us may not be as detailed or comprehensive as that of non-Argentine issuers, including that of U.S. companies.

We are subject to the periodic reporting requirements of the Securities and Exchange Act of 1934. However, the periodic disclosure required of foreign issuers under the Exchange Act is more limited than the periodic disclosure required of U.S. issuers. Publicly available information about issuers of securities listed on the Buenos Aires Stock Exchange (“BCBA”) also provides less detail in certain respects than the information that is regularly published by or about listed companies in the United States or in some other countries. Furthermore, there is a lower level of regulation of the Argentine securities markets and of the activities of investors in such markets as compared with the securities markets in the United States and certain other developed countries. We prepare our financial statements in accordance with Argentine GAAP, which differs in certain respects from U.S. GAAP.

ITEM  4.    INFORMATION ON THE COMPANY.

Introduction

Compañía Internacional de Telecomunicaciones S.A. (“Cointel”) is a holding company. We conduct our business through our controlling interest in Telefónica Argentina. Our only significant asset is our ownership of 64.83% of Telefónica Argentina’s capital stock and our only significant source of cash inflows is from dividends paid on this stock.

Telefónica Argentina is one of the largest private-sector companies in Argentina in terms of historical net revenues. Telefónica Argentina has a non-expiring license to provide telecommunications services in Argentina. Telefónica Argentina also provides other telephone-related services such as international long-distance service, data transmission and internet service and, through its subsidiary, publishes telephone directories. Its commercial name is Telefónica.

Through September 30, 1999, Telefónica Argentina provided domestic and international telephony services in the Southern Region (defined below) on an exclusive basis. Commencing in October 1999, the Argentine government implemented a deregulation plan introducing competition into the market. See “—Our History and Development—Deregulation of Argentina’s Telecommunications Sector”.

As of December 31, 2003, Telefónica Argentina’s telephone system included approximately 4.2 million lines in service.

A.	Our History and Development.

General

We were organized in Argentina as a sociedad anónima on October 1, 1990, for a period of 99 years, registered under the name Compañía de Inversiones en Telecomunicaciones S.A., by a consortium of Argentine and international investors to acquire a controlling interest in the capital stock of Telefónica Argentina as a first step in Argentina’s privatization of its wire line public telecommunications services and basic telephone services.

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

Deregulation also influenced the organization of Telefónica Argentina’s then existing subsidiaries and the services that Telefónica Argentina provided directly and indirectly. Until April 1999, international services had been provided by Telintar, a company previously owned jointly by Telefónica Argentina and Telecom. The Argentine government provided in Decree No. 264/98 that in order to ensure effective competition at the end of the period of transition to competition in the provision of basic telephone services, Telefónica Argentina and Telecom would not be able to jointly own businesses. Therefore, Telintar was dissolved, and the assets and liabilities related to Telintar’s business were spun off into two companies, effective May 1, 1999. One successor to Telintar’s operations, Telefónica Larga Distancia de Argentina S.A. (“TLDA”), was merged into Telefónica Argentina effective October 1, 1999. Telecom owned the other successor, Telecom Internacional S.A., which merged into Telecom effective October 1, 1999. By virtue of these mergers, both Telefónica Argentina and Telecom now hold licenses to provide international long-distance services, as do other new licensees that have been granted licenses as the telecommunications sector was opened to competition. “—Business Overview—Competition”.

Prior to increased competition in basic telephone services, Telefónica Argentina and its subsidiaries had provided cellular services (including personal communications services, or “PCS”) in an environment of limited competition. In contrast, data transmission and internet services are subject to full competition during that time. As discussed below under “—Telefónica Argentina’s Reorganization”, Telefónica Argentina no longer provides the cellular, PCS, international data transmission and consulting services that are rendered by Telefónica Comunicaciones Personales S.A. (“Telefónica Comunicaciones Personales”), Telefónica Data Argentina S.A. (“Telefónica Data”, formerly Advance Telecomunicaciones S.A.) and TYSSA Telecomunicaciones y Sistemas S.A. (“TYSSA”), the latter of which was merged into Telefónica Data as of June 30, 2003.

Telefónica Equity Exchange Offers

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

Telefónica Argentina’s Reorganization

Telefónica, which through its subsidiaries is our and Telefónica Argentina’s controlling shareholder, has completed a reorganization of its global businesses along business lines. In the context of Telefónica’s global reorganization plan, Telefónica Argentina’s board of directors decided on January 30, 2001 to effect a reorganization of the businesses of Telefónica Argentina’s subsidiaries (the “Reorganization Transactions”). The reorganization of those businesses through certain spin-offs and consolidations were implemented through a procedure under Argentine corporate law called escisión-fusión, or spin-off/merger.

On January 25, 2001, Telefónica made capital contributions of Telefónica Argentina’s shares to its controlled subsidiaries to effect the Reorganization Transactions:

Recipient Subsidiary	Capital Contribution by Telefónica
Telefónica Móviles	323,050,945 Class B Shares (including 24,920,528 ADSs)
Telefónica DataCorp	63,524,218 Class B Shares (including 5,096,971 ADSs)
Telefónica Internacional	561,133,517 Class B Shares (including 45,023,478 ADSs)

In connection with the Reorganization Transactions, on January 30, 2001, Telefónica Argentina’s board of directors, as well as our board of directors, Telefónica Data, Telefónica Comunicaciones Personales and Telinver approved a preliminary agreement (escisión/fusión), for the spin-off/merger of specified assets and liabilities of their companies into Telefónica Argentina prior to the Reorganization Transactions as follows:

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

Telefónica Argentina’s shareholder approval of these transactions was obtained at the special shareholders meeting of March 30, 2001, and, upon registration of these transactions in the Public Registry of Commerce, these transactions became effective on February 1, 2001.

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

As a consequence of the Reorganization Transactions, we did not receive shares of the companies into which the spun-off businesses were merged. Consequently, as from the effective reorganization date (February 1, 2001), our equity interest in Telefónica Argentina’s Class A and B shares was increased from 51.0% to 62.5% and from 1.9% to 2.3%, respectively.

In splitting up Telefónica Argentina’s business units, Telefónica Argentina remains primarily a wire line provider of local, domestic long-distance and international telecommunications services, as well as internet service and directory publishing. Telefónica Argentina continues to be owned by Telefónica indirectly through us, Telefónica Internacional and TIHBV, and no longer has an equity interest in or control over TYSSA (currently merged into Telefónica Data), Telefónica Comunicaciones Personales or Telefónica Data. Telefónica indirectly controls the spun off entities, Móviles Argentina and Telefónica Data, through Telefónica Móviles and Telefónica DataCorp.

B.	Business Overview.

We are a holding company that conducts our business through our controlling interest in Telefónica Argentina.

Telefónica Argentina is a licensed supplier of telecommunication services in Argentina.

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

As of December 31, 2003, Telefónica Argentina’s telephone system had approximately 4.2 million lines in service, or approximately 24.4 lines in service per 100 inhabitants of the Southern Region. Telefónica Argentina’s consolidated assets were Ps.8,313 million (in pesos restated for inflation until February 28, 2003) and its consolidated net sales revenues were Ps.2,750 million (in pesos restated for inflation until February 28, 2003) for its fiscal year ended on December 31, 2003. Based on historical net revenues, Telefónica Argentina is one of the largest companies in Argentina. See below “—Revenues”.

Telefónica Argentina’s telephone network includes installed telephones and switchboards, a network of access lines connecting customers to exchanges, trunk lines connecting exchanges and long-distance transmission equipment. The following table provides, as of each indicated year, certain basic information relating to the development of Telefónica Argentina’s domestic telephone system as of the dates indicated.

	December 31, 2003	December 31, 2002	December 31, 2001	September 30, 2002	September 30, 2001	September 30, 2000
Lines installed (1)	4,570,739	4,561,447	4,555,122	4,561,134	4,535,112	4,389,094
Lines in service (1) (2)	4,168,825	4,182,277	4,321,020	4,184,634	4,294,317	4,090,174
Lines in service per 100 inhabitants (Southern Region)	24.4	24.7	25.8	24.4	25.6	24.6
Lines in service per employee	477.2	464.8	459.2	464.8	468.5	439.6
Total pending applications	22.200	13,764	15,592	16,650	20,627	26,152
Percentage of lines connected to digital exchanges	100%	100%	100%	100%	100%	100%
Public telephones installed	107,529	101,552	122,665	103,529	122,063	114,037

(1)	Includes local lines, public lines and digital trunk access in service.
(2)	Excludes presubscribed lines

As of December 31, 2003, approximately 52% of Telefónica Argentina’s lines in service were in the greater Buenos Aires metropolitan area, including 23% of its lines in service that were located within the City of Buenos Aires. Approximately 86% of its lines in service as of December 31, 2003, were residential, with the remainder being professional, commercial and governmental customers.

The services that Telefónica Argentina provides are generally subject to regulation. The relevant governmental regulatory authorities include the National Communications Commission, the successor to the National Telecommunications Commission (the Comisión Nacional de Telecomunicaciones), and the Secretary of Communications (the Secretaría de Comunicaciones), both of which currently regulate and control telecommunications and telephone services in Argentina. This Annual Report sometimes refers to any of the National Communications Commission, the National Telecommunications Commission and the Secretary of Communications as the “Telecommunications Regulatory Authority”. See below “—Regulatory Matters”.

On April 10, 2002, Telefónica Argentina’s Ordinary and Extraordinary Shareholders meetings broadened its corporate purpose to enable Telefónica Argentina to engage in other types of businesses not strictly related to telecommunications services, including: purchasing equipment, infrastructure and telecommunications-related goods, as well as rendering any type of service, such as consulting and accounting, human resources and tax administration services. In view of the amendment to its corporate purpose, it was necessary for Telefónica Argentina to obtain the corresponding authorization of the Telecommunication Regulatory Authority. A request for approval of the change has been made to the Secretary of Communications and is currently pending, subject to administrative approval.

Business Strategy

Our strategic objective is to maximize the value of our core asset, Telefónica Argentina’s common stock. As the controlling shareholder of Telefónica Argentina, we have the ability to direct Telefónica Argentina’s strategy.

Telefónica Argentina’s short-term strategy has been to continuously adapt its business plans to address the challenges and risks presented by the Argentine economic crisis. Therefore, the short-term strategy focuses on the renegotiation of tariffs, cost controls and efficiency improvements, capital expenditures controls, improvements in working capital and management of cash and liquidity.

During 2002 and 2003 Telefónica Argentina took certain steps to moderate the effects of the imbalance between changes in revenues and changes in costs caused by the significant increase in the prices of Telefónica Argentina’s usual supplies and the cost of technology-related investments usually required by the business that it develops, and the situation affecting service rates as described in “Regulatory Matters—Rates”. Some of these measures include:

•	Capital expenditures: Telefónica Argentina has implemented a plan to adapt its capital expenditures rapidly to the changing economic environment. To that end it only concentrated on those projects that are required to maintain the quality of its services in the short term, generate cash flow in the short term or which it deems to be high priority.

•	Operating costs reduction: Telefónica Argentina renegotiated most of its supply contracts. The goals of these renegotiations were to: (1) reduce costs, (2) reduce when possible, its exposure to inflation and devaluation, (3) adjust its costs to lower demand for services, (4) reduce the quality of service required to be provided and (5) in some cases, terminate such contracts.

•	Increased collection rates: Telefónica Argentina has implemented new collection policies for collecting receivables, including disconnection policies tailored to each customer segment, among other initiatives.

•	Increased packages of services offered: Telefónica Argentina enhanced its relationship with its customers by developing segmentation and different plans to attend to different customers’ needs, principally involving broadband.

•	Cash management and debt renegotiation: Telefónica Argentina implemented a series of actions to decrease its exchange rate risk on its current assets while managing its main accounts payable. In addition, they restructured a substantive portion of their debt which has resulted in the extension of the maturity profile of their debt.

Although Telefónica Argentina has adopted these measures to mitigate the effects of changes in their business, and certain indicators of the Argentine economy have started to stabilize, its future operating conditions are still uncertain because the current regulatory framework has still not established guidelines that would allow it to assess with a reasonable degree of certainty the effect future rates will have on Telefónica Argentina’s economic and financial equation. See “Item 3: “Key Information” and “Regulatory Matters—Rates”.

Telefónica Argentina’s current long-term business strategy is to maintain and enhance its position in Argentina’s competitive telecommunications market, mainly through the enhancement of the quality of the services rendered to its clients. This main objective will be achieved by the introduction of new and high quality products and services to its current and future clients, the introduction of service offerings in new geographic areas, improving and expanding services it currently serves in the markets, and its continuous development as a provider of telecommunications services for corporate and residential customers, among others.

In the long term, Telefónica Argentina intends to continue to solidify its position as the leading provider of integrated telecommunication business solutions in Argentina by providing a full range of high quality services, including voice services, value- added services, broad band (“ADSL”), dial-up internet access, , and other high technology products for corporate users through different marketing channels. Telefónica Argentina also intends to continue to invest substantial resources and efforts into training and personnel development in order to offer better services to its clients, and incentive programs to reduce costs and improve efficiency.

Telefónica Argentina believes that the implementation of these short and long-term business strategies will continue to have a beneficial effect on the competitiveness of telecommunications activities mitigating the adverse effects of growing competition and Argentina’s economic and political situation.

Revenues

Telefónica Argentina’s revenues are primarily derived from:

•	measured service;

•	domestic long-distance service;

•	monthly basic charges;

•	special services;

•	installation charges;

•	public phones;

•	access charges;

•	international long-distance service;

•	direct lines; and

•	publishing telephone directories.

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

	Telephone Rates
	December 2003(1)	December 2002(1)	September 2002	September 2001(2)	September 2000(2)	September 1999(2)
	(in pesos) (1)			(in U.S. dollars)
Residential:
Installation charge per line	150	150	150	150	150	150
Monthly basic charge(3)	13.23	13.23	13.23	13.23	13.23	13.03
Pulses/month equivalent	282	282	282	282	282	282
Commercial:
Installation charge per line	150	150	150	150	150	150
Monthly basic charge(4)(5)	30.20	30.20	30.20	30.20	30.20	36.96
Pulses/month equivalent(5)	644	644	644	644	644	800
Prices:(6)
Price per pulse (nominal) in pesos	0.0469	0.0469	0.0469	0.0469	0.0469	0.0462
Price per pulse in U.S.$ (7)	0.0160	0.0139	0.0125	0.0469	0.0469	0.0462
Exchange Rate Ps.1/U.S.$1(7)	2.93	3.37	3.74	1.0	1.0	1.0

(1)	As of the enactment of the Public Emergency Law.
(2)	In U.S. dollars.
(3)	Retirees and pensioners whose consumption is less than 300 pulses per two-month period, as well as residential customers whose consumption is less than 150 pulses per two-month period, have preferential tariffs.
(4)	Monthly basic charge for measured service in an area with more than 200,000 telephones (applies to approximately 55% of Telefónica Argentina’s customer base).
(5)	Corresponds to the Province and City of Buenos Aires. For the rest of the Southern Region, monthly basic charges amounted, Ps.33.40 during September 1999, Ps.33.91 during September 2000 and Ps. 27.3 during September 2001 , 2002 and December 31, 2002 and 2003. Pulses/month equivalents were 723 for 1999, 2000, 2001 and Ps. 582 for 2001, 2002 and 2003.

(6)	Effective November 1, 1991, under the rate agreement, customers were billed in pesos at an exchange rate of the average of the closing bid and offer exchange rates quoted by Banco Nación for wire transfers of U.S. dollars on the day before each bill was prepared. However, the Public Emergency Law, effective as of January 6, 2002, invalidated the clauses contained in contracts with the Argentine government under public law (including the provision of telecommunications services) providing for adjustments based on price indices that are applicable in other countries, as well as any other adjustment method and converted Telefónica Argentina’s rates at one peso to one U.S. dollar.
(7)	Banco Nación’s offered rate for the last day of the month for wire transfers of U.S. dollars.

Telefónica Argentina’s principal sources of revenues for the fiscal year ended December 31, 2003 were approximately 29% from local and domestic long-distance measured services, approximately 24% from monthly basic charges, approximately 14% from special services, approximately 12% from access charges, approximately 7% from public phones and approximately 4% from international services.

Telefónica Argentina formerly provided value-added telecommunications services through Telefónica Data and Startel until such subsidiaries were spun off. Telefónica Argentina provided PCS and cellular service through its former subsidiary Telefónica Comunicaciones Personales until January 31, 2001, as Telefónica Comunicaciones Personales was spun off on February 1, 2001.

Operating revenues figures presented by category of services in this Annual Report are derived from Telefónica Argentina’s accounting records, certain reports from Telefónica Argentina’s billing systems and certain estimates made by Telefónica Argentina’s management. This breakdown is not included in our Consolidated Annual Financial Statements. The table below shows Telefónica Argentina’s sales revenues broken down by category of service.

	December 31, 2003	Three month fiscal-year ended December 31, 2002	December 31, 2001	September 30, 2002	September 30, 2001
	(in millions of pesos restated for inflation until February 28, 2003)(1)
Basic telephone service
Measured service	807	187	435	1,171	1,797
Monthly basic charges(2)	666	157	376	1,041	1,492
Special services	381	77	160	479	670
Installation charges	32	5	25	61	123
Public phones	180	42	101	283	487
Access charges	323	48	119	365	690
International long-distance service(3)	105	23	75	146	312
Direct lines	83	20	57	123	178
Publishing of telephone directories	64	38	33	59	118
Other	109	27	43	131	287

Total(4)	2,750	624	1,424	3,859	6,154

(1)	See “Presentation of Financial Information” in the initial pages of this Annual Report.
(2)	Includes monthly basic charges and charges for supplemental services.
(3)	For years 2001, 2000 and 1999, these revenues were included in the spin-off transactions. See “—Telefónica Argentina’s Reorganization”.

Measured Service

For measured service, Telefónica Argentina has two different billing cycles, one is a two-month billing cycle and the other is a monthly billing cycle. Approximately 67% of Telefónica Argentina’s customers have a two-month billing cycle. Charges for local and domestic long-distance measured service which vary with the price per unit of usage at the time of the call and the number of units that measure usage (“usage units”) that are tallied during a call.

The number of usage units tallied for a particular local call depends upon the day, the time of day and the duration of the call. Historically, the only type of usage unit used to determine charges for local calls had been the “pulse”, a fixed value unit. A pulse is four minutes during off-peak time and two minutes during peak time. Usage for domestic long-distance calls is measured in variable value units denominated in pesos per minute. A “communication unit” serves as the conversion factor that, when multiplied by the then current price per pulse, determines the applicable cost per second of a domestic long-distance call. The conversion value of a communication unit applicable to a particular call varies depending upon distance of the call and the frequency of pulses, according to the type of telecommunications service giving rise to the charges and time of day and day of the week of the call.

Prior to the enactment on January 6, 2002 of the Public Emergency Law, the price per pulse was adjustable on a semiannual basis based on changes in the U.S. consumer price index, and was denominated in U.S. dollars.

Telefónica Argentina estimated that, for the fiscal years ended December 31, 2003 and 2002, domestic long-distance traffic represented approximately 41% and 40%, respectively, of all measured service revenues.

Domestic Long-Distance Service

As indicated above, as of the Transfer Date, Telefónica Argentina’s domestic long-distance service was provided principally through its microwave network, using analog switching and transmission technology. Telefónica Argentina converted its microwave network to digital switching and transmission technology. As of December 31, 2003, Telefónica Argentina had constructed approximately 16,730 kilometers of an optical fiber network, of which 4,962 kilometers are in the Northern Region, for domestic long-distance transmission between major cities and another optical fiber network for transmission between local exchanges.

The price of a domestic long-distance call varies according to the distance and duration of the call, as well as the time of day and the day of the week. The price of a call is determined based on the rate per second set by the value of the applicable communication unit and the price per pulse in effect at the time of the call.

Monthly Basic Charges

Telefónica Argentina bills a monthly basic charge to its customers, which is a fixed charge based on the number of pulses and differs depending on the type of customer. Prior to the Public Emergency Law, the price per pulse was adjustable on a semiannual basis based on changes in the U.S. consumer price index and was denominated in U.S. dollars. However, the Public Emergency Law prohibits indexation of Telefónica Argentina’s tariffs, and such tariffs are currently being renegotiated.

As of December 31, 2003, approximately 59% of Telefónica Argentina’s monthly basic charges and measured service revenues were generated by residential customers. The remainder was comprised of professional, commercial and governmental customers.

Special Services

From 2001 to 2003, Telefónica Argentina significantly increased the offering of value-added services, including (1) supplementary services (e.g., call waiting, call forwarding) provided through digital switches and telephones, (2) special services for companies (e.g., digital links between customers and digital trunk access), (3) other services supported by an intelligent network (e.g., calling cards, toll-free calling, voice messaging, collect calling, internet access and internet traffic), and (4) prepaid cards.

As part of the Reorganization Transactions, Telefónica Data transferred its internet service access operations (including its internet service provider (“ISP”) network and non-corporate ISP customers) to Telefónica Argentina.

Telefónica Data also transferred to Telefónica Argentina its 80% interest in the Starnet network and its 80% interest in a satellite network. As of December 31, 2003, Telefónica Argentina provided services to approximately 172,000 noncorporate ISP customers.

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

Public Phones

As of December 31, 2003, Telefónica Argentina had 107,529 public telephones installed. Of these, 4,759 are public telephones that Telefónica Argentina installed as of December 31, 2003 in the Northern Region and 102,770 are public telephones which Telefónica Argentina installed as of December 31, 2003 in the Southern Region. Telefónica Argentina charges for each call a measured service and an amount for usage measured by usage units. The majority of the public telephones are operated by third parties who are billed for usage. Telefónica Argentina provides commissions to individuals and small- to medium-sized companies in the offering of semi-public and public telephone services so as to increase the availability of such services. Telefónica Argentina has installed modular telephones that permit placing local, domestic long-distance, and international calls by direct dialing. These modular telephones are connected to a centralized information management system. In addition, they accept two forms of payment: coins and pre-paid cards.

Access Charges

Telefónica Argentina’s revenues from access charges through December 31, 2003 consist of fees collected from other operators, such as (1) local and/or long-distance providers, (2) cellular and PCS licensees, and (3) other minor providers of telecommunication services related to interconnection services that primarily include access, termination and long-distance transport of calls. Interconnection charges are principally calculated on a per minute usage.

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

Interconnection Fee Rates

(origination and termination—hundredths of pesos (“cents”) per minute)(1)

Date of Effectiveness	Higher Population and Telephone Density	Other Areas and Original License Areas	Transport Calls Originating/Terminating In the Same Local Area
November 8, 2000	1.100	1.300	0.300
May 8, 2001	1.067	1.261	0.291
November 8, 2001	1.035	1.223	0.282
May 8, 2002	1.004	1.186	0.274
November 8, 2002	0.974	1.151	0.266

(1)	The Public Emergency Law established the pesification of these rates which previously were in U.S. dollars. During 2003, most of these private contracts were adjusted by CER as described in Item 10: “Additional Information—Exchange Controls”.

International Long-Distance Service

Telefónica Argentina’s revenues from its sales of international long-distance service since October 1, 1999 have consisted of:

•	amounts billed to its local service customers who have not presubscribed with another long-distance provider and Telecom’s local service customers (through a presubscription process) for outgoing telephone calls;

•	amounts earned from foreign (non-Argentine) telecommunications carriers and administrations (“foreign carriers”) for connection to the Argentine telephone network, net of the amounts paid to foreign carriers for the termination of outgoing calls from Telefónica Argentina’s network;

•	international telex services, and

•	international point-to-point leased circuits.

Rates charged to Telefónica Argentina’s customers before the enactment of the Public Emergency Law were set in foreign currency and varied depending on time of day and destination. Different discount plans were applied to those rates considering factors such as: total traffic, destination and the time of day when the call is made. The pesification and freezing of the tariffs included those of international long-distance calls irrespective of the charges Telefónica Argentina had to pay to terminate a call in the country of destination.

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

Direct Lines

Direct lines are dedicated point-to-point leased lines for data transmission. The bandwidth of direct lines varies depending on customer requests from 9.6 kbps to 2,048 kbps. Telefónica Argentina collects fees from installation and monthly charges. In addition, fees from installation are collected only once and in case of specific installations. Telefónica Argentina collects additional charges and monthly charges depending on: (1) type of line, (2) bandwidth, (3) distance between points leased; (4) duration of the contract and (5) usage of the lines. Moreover, this service is not regulated by the Law No. 25,561.

Telinver—Publishing of Telephone Directories

The revenues of Telefónica Argentina’s wholly owned subsidiary Telinver are principally derived from the publishing of telephone directories. Under the License Agreement, Telefónica Argentina has the right to edit, publish, and sell advertisements in, as well as the obligation to distribute, telephone directories in every local area that Telefónica Argentina serves, which is principally comprised of the Southern Region. Telefónica Argentina conducts this business through Telinver. Telinver also offers telephone card advertising.

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

On December 29, 2000, Telefónica Argentina made an irrevocable contribution to Telinver in the amount of U.S.$17.1 million (equivalent to Ps.37.6 million of pesos restated for inflation until February 28, 2003) through settlement of certain receivables outstanding with Telinver. On June 28, 2001, Telefónica Argentina made a capital contribution of Ps.79.6 million (in pesos restated for inflation until February 28, 2003) to Telinver; simultaneously, Telinver distributed cash dividends in the amount of Ps.69.5 million (in pesos restated for inflation until February 28, 2003). As of December 31, 2003, current liabilities in foreign currency of Telinver exceed current assets in foreign currency by approximately U.S.$35.8 million and, in addition, total liabilities exceed total assets, so there is negative shareholders’ equity in the amount of Ps.34 million (in pesos restated for inflation until February 28, 2003), a condition that would, under the Companies Law, call for the company’s dissolution due to accumulated losses if its shareholders equity is not recapitalized. However, the application of these provisions of the Companies Law has been stayed until December 10, 2004, by Executive Decree 1,293/03.

Telefónica Argentina is evaluating Telinver’s financing needs in light of the Argentine economic situation and the current difficulties in obtaining credit, including the possibility of granting to Telinver direct financing to cover its short-term cash requirements and, if applicable, obtaining additional financing. If the current difficulties in obtaining refinancing or additional loans for Telinver continue, Telefónica Argentina has agreed with Telinver to use its best efforts to provide such financing directly, subject to its own fund availability, which depends on the development of the issues affecting its financial situation and cash flows. See Item 5: “Operating and Financial Review and Prospects—Liquidity and Capital Resources”.

Other Sources of Revenues

Other sources of Telefónica Argentina’s revenues include other charges to affiliates, charges for operator-assisted long-distance calls, network capacity and other minor miscellaneous customer charges.

Pursuant to the Reorganization Transactions, and as a successor of certain activities of Telinver, Telefónica Argentina began selling telephone equipment and accessories as of January 1, 2001. Telefónica Argentina also derives revenues from the sale of telephone booth terminals, cellular handsets, batteries, computers, related equipment, invoicing service and collection, and network capacity. Telefónica Argentina sells equipment through direct telemarketing and through retail stores, Teleshops and other showrooms.

Other Services and Investments

E-Commerce Latina

On December 15, 1999, Telinver and Alto Palermo S.A. (“Alto Palermo”), the owner of a number of shopping centers located throughout Argentina, entered into an agreement under which Telinver became a shareholder of E-Commerce Latina S.A. (“E-Commerce Latina”). E-Commerce Latina owns 98% of Altocity.com S.A. (“Altocity”). Altocity engages in the business of selling via the internet a variety of items, including music CDs, electronic appliances, computer hardware and software and books. According to the agreement between Telinver and Alto Palermo, each of Telinver and Alto Palermo will hold a 50% interest in E-Commerce Latina and, subject to certain conditions, Telinver, and Telefónica Argentina as successor of certain activities, would make capital contributions to E-Commerce Latina in an amount up to U.S.$27 million. As of September 30, 2000 and 2001, Telinver, and Telefónica Argentina as successor of certain activities, had made capital contributions of Ps.22.2 million (in pesos restated for inflation until February 28, 2003) and U.S.$5 million to E-Commerce Latina, respectively. As part of the Reorganization Transactions, Telinver transferred to Telefónica Argentina its 50% interest in E-Commerce Latina, as of February 1, 2001. In addition, Telefónica Argentina and Alto Palermo undertook to make a capital contribution to E-Commerce Latina for the development of new business lines for a maximum of Ps.12 million, 75% of which is to be contributed by Telefónica Argentina. During the last fiscal year Telefónica Argentina did not make any capital contribution to E–Commerce Latina.

Other Investments

As of December 31, 2003, Telefónica Argentina had a 0.12% share in Intelsat Ltd., and a 0.15% share in New Skies Satellites N.V. (“New Skies”). Intelsat Ltd. owns and operates a global satellite system that provides voice/data and video services via satellite. New Skies is an independent spin-off of Intelsat Ltd. to which Intelsat Ltd. transferred several satellites. These entities allocate benefits and operating expenses and other costs and expenses to their members. Telefónica Argentina accounts for these allocations as they are reported by these entities.

Under an agreement signed between Telefónica Argentina and Intelsat U.K. Ltd., the common shares held by Telefónica Argentina in Intelsat Ltd. have been pledged as collateral for the payment of the obligations arising in relation to utilized segment capacity. Telefónica Argentina retains its voting and dividend rights on such shares as long as Telefónica Argentina does not incur any event of default. In the opinion of Telefónica Argentina’s management, the restrictions mentioned above will not have a significant effect on its operations.

On December 26, 2002 Telefónica Argentina sold its 1.12% interest in TeleBrasil Sul Celular Participações S.A. for U.S.$570,000.

Telefónica Argentina may from time to time, and in connection with Telefónica Internacional or Telefónica Argentina’s other affiliates, invest in or acquire other assets or equity interests in telecommunications operations in or outside of Argentina.

Collection and Termination Policies

Telefónica Argentina’s policies for past due accounts are as follows: once an account is past due, it first makes numerous recorded and personal calls to resolve the situation followed by formal notifications. If that fails, it restricts the lines to incoming calls and later completely blocks the lines. If the account remains past due after 150 days it engages a collections agency and if the agency is unsuccessful, the line is disconnected. Its termination policies are in compliance with applicable government regulations.

Telefónica Argentina collects customer payments through a number of different channels, including banks, third-party collection channels, and its own commercial offices and automatic bank debits and credit cards.

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

Management Fee

Under the Management Contract, Telefónica is entitled to receive an annual management fee calculated as a percentage (the “Management Fee Percentage”) of Telefónica Argentina’s net income before deduction for, among other things, depreciation, financial expenses, income tax and the management fee itself (the “gross margin”). The valuation of each item included in the management fee formula is made in accordance with Argentine GAAP and is subject to review by a recognized external independent accounting firm designated by both Telefónica Argentina and Telefónica, with the report of such firm being conclusive. Such agreement was automatically extended until April 30, 2003 at Telefónica’s option. The management fee amounted to 9% of the “gross margin”. In addition, on October 30, 2002, Telefónica notified Telefónica Argentina that it was exercising its option to extend the term of the Management Contract for an additional period of five years beginning April 30, 2003 pursuant to its right under the Management Contract. To that end, on July 30, 2003, Telefónica Argentina entered into a Supplement to the Management Contract pursuant to which the management fee was established as 4% of the gross margin, applicable beginning May 1, 2003.

During the fiscal year ended December 31, 2003 , the three-month fiscal year ended December 31, 2002, the three-month period ended December 31, 2001 and the fiscal years ended September 30, 2002, 2001, and 2000 , management fees were approximately Ps.86 million, Ps.23 million, Ps.44 million, Ps. 147 million, Ps.271 million and Ps.325 million, respectively (in pesos restated for inflation until February 28, 2003). In addition to the management fee, Telefónica Argentina is obligated under the Management Contract to cover the costs of personnel assigned to Telefónica Argentina.

Duration

The Management Contract originally had a seven-year term coinciding with the period of exclusivity provided for in the List of Conditions. The contract was automatically extended for an additional period coinciding with the extension of the period of exclusivity of Telefónica Argentina’s license to provide telecommunications services. As Telefónica Argentina’s license was exclusive until October 10, 1999 (see “—Competition” below), Telefónica Argentina and Telefónica continued to honor the terms of the Management Contract until such date. At Telefónica’s option, the Management Contract was extended through April 30, 2008.

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

In the event Telefónica terminates the Management Contract for any reason other than point (4) above, Telefónica Argentina is liable for all damages suffered by Telefónica as a result of such termination. If Telefónica terminates the Management Contract based on an irreconcilable conflict concerning general policies, a plan of action or the annual budget, it would be entitled to receive, as liquidated damages for 20 quarters following termination, an amount equal to 45% of the average quarterly management fee received during the preceding three years; provided, however, that payments for any remaining quarters after April 30, 2003 would be reduced to 33% of the average quarterly management fee. Telefónica Argentina may terminate the Management Contract due to the revocation of its license to provide telecommunications services due to the action or inaction of Telefónica or the liquidation or bankruptcy of Telefónica. See “—Regulatory Matters—Revocability of Telefónica Argentina’s License”.

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

The following table sets forth Telefónica Argentina’s capital expenditures.

	Capital Expenditures(1)(2)
	Fiscal Year Ended December 31, 2003	Three-Month Fiscal Year Ended December 31, 2002	Three-Month Period Ended December 31, 2001 (unaudited)	Fiscal Year Ended September 30, 2002(3)	Fiscal Year Ended September 30, 2001
Buildings, Land and Equipment	2	—	33	37	77
Switching and Transmission	85	6	77	143	321
External Plant(4)	7	15	52	59	242
Telephone Equipment	17	1	24	37	106

	Fiscal Year Ended December 31, 2003	Three-Month Fiscal Year Ended December 31, 2002	Three-Month Period Ended December 31, 2001 (unaudited)	Fiscal Year Ended September 30, 2002(3)	Fiscal Year Ended September 30, 2001
Materials	21	7	—	4	61
Other	54	8	24	41	83

Total	186	37	210	321	890

(1)	The allocation of work in progress and prepayments to vendors among items has been estimated.
(2)	See Note 2.3 of Consolidated Annual Financial Statements.
(3)	Excludes Ps.29 million (in pesos restated for inflation until February 28, 2003) in construction in process corresponding to capitalized exchange differences.
(4)	“External Plant” includes transmission lines and other transmission facilities (principally underground cables), but excludes real property not associated with transmission facilities, which is included under “Buildings, Land and Equipment”.

As of September 30, 2001, the net value of fixed assets and intangible assets spun off effective February 1, 2001 as part of the Reorganization Transactions amounted to approximately Ps.1,979 million and Ps.812 million, respectively, in pesos restated for inflation until February 28, 2003. Telefónica Argentina made capital expenditures well in excess of the amounts needed to satisfy the minimum qualitative and quantitative standards called for by the List of Conditions. The requirements with respect to line installations extended through December 1996.

In addition, Telefónica Argentina agreed, as part of the purchase of Compañía Argentina de Teléfonos S.A., to install a significant number of digital lines and public telephones and to provide the Province of Mendoza, its municipalities and its provincially owned businesses with telephone service at a discount of 20%, except for international calls, until June 30, 2005.

For the fiscal year ending December 31, 2004, Telefónica Argentina expects to make capital expenditures of approximately Ps.350 million. Estimates for capital expenditures are preliminary and are based upon assumptions regarding commercial, technical and economic factors such as rates for telecommunications services, exchange rates, inflation, demand and availability of equipment and buildings. See “—Business Strategy” and Item 5: “Operating and Financial Review and Prospects—Liquidity and Capital Resources”.

Competition

Until the deregulation of the access to the Argentine telecommunications market, Telefónica Argentina had been the only licensed provider of wire line public telecommunications services and basic telephone services in the Southern Region, where it owned virtually all public exchanges, the network of local telephone lines and the principal domestic long-distance telephone transmission facilities. Telecom had been the only licensed supplier of such services in the Northern Region. Since 1999, the Argentine government has issued a number of decrees liberalizing the telecommunications market and awarded numerous licenses. As a result, a number of new operators have entered the market. The new providers of local, domestic long-distance and international telephone services are now direct competitors of Telefónica Argentina. The operators owning data transmission networks and other companies providing wireless services (including companies spun off from Telefónica Argentina in the Reorganization Transactions) are Telefónica Argentina’s indirect competitors to the extent those services may be substitutes for wire line telephony.

The following table provides, as of January 1, 2004, the number of licenses granted per service:

Type of license	Quantity(1)
PCS.	7
Basic telephone service	278
Local telephony	73
Domestic long-distance	109
International long-distance	110
Public telephone	61
Internet access	27
Data transmission service	421
Value-added service	647
Cellular service	5
Other	1,144
Total	2,882

(1)	Although there have been numerous licenses granted, most license holders have not entered the market or are not currently active. Many of these licenses have been granted for a specific geographic area.

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

Competition has and may continue to be affected by the business strategies and alliances of our and Telefónica Argentina’s competitors and the general business and economic climate in Argentina, including changes in demand, interest rates, inflation rates and the peso/U.S. dollar exchange rate, which may affect Telefónica Argentina and its competitors differently, not necessarily to its advantage. Additionally, a continuing trend toward business combinations and reorganizations in the telecommunications industry may create powerful new competitors. The consolidation of Teléfonos de México S.A. ("Telmex") in Argentina led this company to be the third largest telecommunication operator by its participation in CTI, AT&T, Techtel and Metrored (in some case, through América Móviles).

Basic Telephone Services

Telefónica Argentina is the incumbent provider of basic telephone services in the Southern Region. However, other licensees currently providing local telephone services include Telecom, Techtel S.A. (a subsidiary of Techint

S.A. and of which Telmex is also a shareholder), Impsat, Telmex Argentina (formerly known as AT&T Latin America Argentina branch (recently acquired by Telmex)) and Movicom BellSouth.

Telefónica Móviles, S.A., a subsidiary of Telefónica, S.A., is in the process of acquiring the wireless communication assets of BellSouth in Latin America from BellSouth Corporation, including Movicom BellSouth.

Telefónica Argentina is now using an expanded fiber-optic network in the Northern Region to carry long-distance traffic and a multiservice network to provide local service in the three most important cities in the Northern Region where Telecom is the incumbent provider. Telefónica Argentina has expanded and improved its network capacity by, among other means: (1) the construction of fixed wireless networks equipped to provide symmetric and asymmetric voice services in the Northern Region; (2) activating new lines and focusing on achieving full capacity utilization on plant additions and on existing network capacity; and (3) others, including the expansion of the transmission network to accommodate current traffic (including local, multiple-area, domestic long-distance, and submarine cable traffic). As of December 31, 2003, Telefónica Argentina had built approximately 16,730 kilometers of an optical fiber network, of which (1) 4,962 kilometers are in the Northern Region for domestic long-distance transmission between major cities, and (2) 11,768 kilometers make up another optical fiber network for transmission between local exchanges. The fiber-optic network currently extends to several of the larger Northern cities in Argentina. Telefónica Argentina uses supplemental leasing of circuits from other providers to increase its ability to offer long-distance service in the Northern Region. As of the date of this Annual Report, Telefónica Argentina has approximately 29,500 lines in service in the Northern Region.

Domestic Long-Distance Service

Telefónica Argentina’s principal competitors in providing domestic long-distance telephone services are Telecom, Movicom BellSouth, AT&T Latin America, CTI,I-Plan, Impsat and Techtel. Telefónica Argentina’s exposure to competition has increased due to the pre-subscription process and is likely to increase once carrier selection through dialing (“call by call”) is fully implemented. See “—Regulatory Matters—Regulations Related to Long-Distance Services”. As a consequence of the pre-subscription process, certain local service customers opted for one of our competitors, and certain Telecom local services customers opted for Telefónica Argentina or for one of the other competitors as their new provider of long-distance services. As of December 31, 2003, the total number of long-distance services customers gained (approximately 177,000 lines) was less than customers lost (approximately 655,000 lines). Telefónica Argentina has recently focused on “win-back” activities regarding those customers that opted for other providers. Customers will be able in the near future to select their long-distance provider by dialing a specific three-digit code number at the time they make a call. This new system, when fully operative, will co-exist as an alternative for the pre-subscription provider for the line that originates a long-distance call. As of the date of this Annual Report, Telefónica Argentina’s networks and equipment are available to provide the selection services, but no operator has asked Telefónica Argentina for interconnection.

International Long-Distance Service

Domestically, Telefónica Argentina faces competition mainly from Telecom, CTI, Movicom BellSouth, Techtel, Telmex Argentina (formerly known as AT&T Latin America, Argentina branch), Impsat and I-Plan with regards to international service. Such competition is affected by factors, including price, service, technical performance, marketing strategy and functionality. The impact of the devaluation of the peso and the Public Emergency Law had the effect of decreasing the value of rates in U.S. dollars for international long-distance calls that Telefónica Argentina bills to clients. Settlement rates charged by third parties continue to be denominated in U.S. dollars, and Telefónica Argentina has historically experienced a larger number of minutes received as compared to minutes sent. Average settlement rates of minutes received are lower as compared to those for minutes sent.

Public Telephone Service

Telefónica Argentina’s principal competitors for public telephone service are Telecom, Telefonía Pública y Privada S.A. (formerly DAKOTA S.A.) and Telecentro S.A., a cable television operator. As of December 31, 2003,

Telefónica Argentina owned 107,529 public phones in Argentina. As of December 31, 2003, there were 63 licenses granted to service providers, but there were only 22,600 public phones installed in the Southern Region not belonging to Telefónica Argentina.

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

We and Telefónica Argentina believe that Telefónica Argentina’s ability to compete successfully in providing internet access services depends on a number of factors, including: industry presence, the ability to implement a rapid expansion strategy, the capacity, reliability and security of Telefónica Argentina’s network infrastructure, provision of easy access to and navigation on the internet, the pricing policies of competitors and suppliers, the timing of the introduction of new products and services by Telefónica Argentina and its competitors, Telefónica Argentina’s ability to support industry standards, and industry and economic trends.

To that end, Telefónica Argentina is offering ADSL service. ADSL works by splitting an existing telephone line signal in two, one signal for voice and the other for data. ADSL permits internet access simultaneously with telephone usage and provides a fast internet connection. Telefónica Argentina is capable of providing this service through its own network and, as of December 31, 2003, had 61,568 customers subscribed to this service. Telefónica Argentina expects to expand its offering of this service in 2004.

Indirect Competitors

Cellular services have, since their inception, competed indirectly against wire line local services that Telefónica Argentina provides because cellular and PCS are, in certain cases, alternatives to those services, as well as to public telephone services. Telefónica Argentina also faces indirect competition from PCS providers such as Telefónica Comunicaciones Personales, Telecom Personal, CTI, Movicom BellSouth and Nextel. PCS is a telecommunications service similar to cellular services. PCS may not be limited to mobile services and may include fixed services; PCS licensees may render these fixed services within the geographic areas that Telefónica Argentina serves. Also, current technology permits telephone calls and internet access (which itself may be used to carry voice calls) via cable, and it is reasonable to expect that Telefónica Argentina will face some amount of competition from cable companies, although no cable company has begun to provide such services yet.

Regulatory Matters

Introduction

Telefónica Argentina operates in a regulated industry. The operation of telecommunications systems in Argentina has been and is subject to laws and regulations.

The provision of telecommunications services is regulated by the Secretary of Communications and supervised by the National Communications Commission, subject to the participation in certain cases of the Undersecretary of Competition, Deregulation and Consumer’s Defense (the Subsecretaría de la Competencia, la Desregulación y la Defensa del Consumidor). The Secretary of Communications establishes the legal framework and policies. The National Communications Commission enforces the legal framework and policies and supervises the telecommunications industry. The Undersecretary of Competition, Deregulation and Consumer’s Defense enforces and supervises competition and consumers’ protection regulations.

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

During November 2003 a National Conference on Telecommunication Services was held. The National Conference on Telecommunication Services was organized by the Secretary of Communications and the Chairs of the Communications Committees of the Senate and the Chamber of Deputies. The purpose of the Conference was to give every party in the telecommunication industry the opportunity to give its opinion in order to prepare a proposal for a new telecommunications law. The proposed law has not been drafted at the time of this Annual Report.

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

Financial Trust

On November 21, 2003 we subscribed certificates of participation for Ps.1.5 million in the trust called “Proyecto de Inversión y Desarrollo: Complejo Industrial Nacional de las Telecomunicaciones 2003” to be used for extending loans to finance projects related to the production of goods or the supply of services in the telecommunications industry. We are both trustor and beneficiary of the trust and Banco de Inversión y Comercio Exterior S.A. (BICE) acts as trustee.

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

Decree No. 264/98 also established a period of transition to competition in the telecommunications industry and provided a schedule for other liberalization of competition that included:

•	the immediate opening to competition of public telephone services pursuant to regulations that were to be issued by the Secretary of Communications; and

•	beginning June 21, 1998, the opening to competition of rural telephone services.

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

Current Regulatory Environment

On September 3, 2000, the Argentine government issued Decree No. 764/00, which, in the context of the deregulation of the access to the telecommunications market, approved the Rules for Licenses for Telecommunications Services, the Rules for Interconnection, the Rules for Universal Service and the Rules for the Administration, Management and Control of the Radioelectric Spectrum. These rules constitute the current regulatory framework applicable to Telefónica Argentina. The above-mentioned rules address, among other issues, the requirements to obtain the licenses to render telecommunications services; the conditions to establish tariffs and the providers’ obligations; the technical and economic aspects for interconnection to the networks of different providers; the programs, administration and economic issues of Universal Service; and the principles that will govern the management and control of the radio electric spectrum. On September 19, 2000, Telefónica Argentina filed a petition against certain specific issues of Decree No. 764/00. There has not yet been a ruling on these issues. As of the date of this Annual Report, the Secretary of Communications has not yet issued the General Rules regarding Restrictive Practices in Competition and Cross-Subsidies mandated by the provisions of Decree No. 264/98.

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

The Rules for Management and Control of the Radio electric Spectrum established the procedure for the granting of a frequency license when there are multiple bidders, or if frequencies are or may become scarce, and established that licensees may operate the frequencies nationwide only when it is strictly necessary.

Rates

The Transfer Contract provided that Telefónica Argentina could adjust its rates based on changes in the Argentine consumer price index and fluctuations in Argentine currency with respect to the U.S. dollar. However, since April 1, 1991, the Convertibility Law and Decree No. 529/91 have prohibited, as a general matter, indexation of amounts expressed in Argentine currency and, therefore, the original tariff regime provided by the Transfer Contract was modified by the Argentine government, resulting in a new rate agreement. This new tariff agreement provided for Telefónica Argentina’s telephone tariffs to be denominated in U.S. dollars and, at the election of Telecom and Telefónica Argentina, for the semiannual adjustment of the U.S. dollar-denominated price per pulse in accordance with changes in the U.S. consumer price index. These semiannual adjustments were applied from 1992 to 1999. However, the Argentine government, Telecom and Telefónica Argentina agreed that in 2000 and 2001 there were to be no regular semiannual April or October adjustments of its tariffs.

The Transfer Contract also contemplates the possibility of automatically adjusting rates in view of extraordinary unforeseen events as therein defined, or events or acts by the Argentine government that materially affect Telefónica Argentina’s economic and financial equation contemplated in the Transfer Contract.

In January 2002, the Public Emergency Law introduced significant changes to the agreements executed by the Argentine government, including those regarding public works and services, such as Telefónica Argentina’s rate agreements. This law mandates that the prices and tariffs resulting from such agreements shall be converted into pesos at a rate of one peso per U.S. dollar and frozen, not permitting indexation of any kind. It also authorizes the Argentine government to renegotiate the above-mentioned contracts, taking into account the following criteria in relation to public utility services:

•	the impact of the tariffs on the competitiveness of the economy and on the distribution of income;

•	service quality and investment plans, when such issues are included in the pertinent agreements;

•	the interest of users and the access to the services;

•	the security of the systems; and

•	the profitability of the companies affected thereby.

On February 12, 2002, the Argentine government issued Decree No. 293/02, which entrusts the Ministry of the Economy with renegotiation of public services agreements affected by the Public Emergency Law, including agreements governing the provision of basic telephone services. Proposed agreements or recommendations resulting from the renegotiation process and executed by the Ministry of the Economy were to be submitted to a special commission created within the Argentine Congress for its consideration, although the commission’s opinion shall not be binding upon the parties. Telefónica Argentina fulfilled the filing of the information required by the Argentine government, which included proposals as to how to adjust Telefónica Argentina’s tariffs in light of the economic crisis.

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

Pursuant to the process established for the renegotiations, Telefónica Argentina submitted a proposal regarding its tariff regime. Telefónica Argentina proposed that the Argentine government reinstate the tariff regime that was suspended in 1991 provided for under the Transfer Contract, reinstating the peso-denominated tariffs indexed to the monthly Argentine consumer price index. Under Telefónica Argentina’s proposal, if there were significant differences between the Argentine consumer price index and the variation of the U.S. dollar/peso exchange rate as stated in the Transfer Contract, the tariffs would be adjusted by applying a formula equal to 40% of the monthly variation in the exchange rate of the U.S. dollar and 60% of the variation of the monthly consumer price index in Argentina. Telefónica Argentina also proposed alternative approaches to achieve a tariff regime that would reflect current prices while considering the present general situation of the consumer, including a transitional tariff regime that would ease tariffs from the current fixed tariffs to the tariffs calculated as described above in accordance with the Transfer Contract. The relationship between variables determining Telefónica Argentina’s revenues and expenses is currently mismatched as a result of the pesification and freezing of Telefónica Argentina’s tariffs in the context of a potentially inflationary economy and may continue to be mismatched depending upon the outcome of Telefónica Argentina’s pending tariff renegotiation with the Argentine government. Telefónica Argentina’s tariff renegotiation proposal attempts to achieve the relationship between variables determining revenues and costs, i.e., the “economic and financial equation”, contemplated in the Transfer Contract.

In our and Telefónica Argentina’s management’s opinion and in the opinion of Telefónica Argentina’s legal counsel, the changes in the Argentine economic model experienced since the beginning of 2002, including the enactment of the Public Emergency Law, the depreciation of the Argentine peso against the U.S. dollar, the increase of domestic prices and the pesification and freezing of tariffs, constitute extraordinary economic events that modified the economic and legal framework established by the Convertibility Law. Such events have significantly changed Telefónica Argentina’s economic and financial equation contemplated in the Transfer Contract and so justify an adjustment of the tariff regime to reflect the currently prevailing circumstances, such adjustment being fully in agreement with the principles set forth in the List of Conditions and the Transfer Contract, so as to ensure a regular, continued and efficient service supply. The Transfer Contract contemplates the possibility of automatically adjusting tariffs in view of extraordinary unforeseen events as therein defined, or events or acts by the Argentine government that materially affect Telefónica Argentina’s economic and financial equation contemplated in the Transfer Contract. The Transfer Contract also provides for Telefónica Argentina’s compensation from the Argentine government to Telefónica Argentina when extraordinary events take place, including acts and decisions by the Argentine government, such as a freeze on tariffs or price controls, and the procedures to be followed to collect such compensation.

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

On January 29, 2003, the Argentine government issued Decree No. 146/03, which establishes a temporary tariff adjustment for the provision of energy and gas services. However, such measure has been judicially challenged and currently suspended by an injunction. Telefónica Argentina has requested the interim adjustment of its tariffs, but no decision has been reached on such issue. We cannot assure you that Telefónica Argentina will obtain the temporary adjustment of its tariffs, or even if Telefónica Argentina obtains it, we cannot assure you that such adjustment will not be judicially challenged.

On July 3, 2003, through Decree No. 311/03 a Renegotiation and Analysis of Public Utilities Agreements Commission was created, which is to be headed by the Minister of Economy and the Minister of Production, National Planning, Public Investment and Services. Such Commission will be in charge of the renegotiation of the tariffs through the Renegotiation of Public Works and Services Agreements Committee created by Decree No. 293/02.

On October 21, 2003, Law No. 25,790 became effective, extending the term for the renegotiation of the agreements for public works and utilities until December 31, 2004. The National Executive Power is responsible for submitting the proposals to the Argentine Congress, which will have to approve such proposals within 60 calendar days counted from its receipt. In the event such period expired without Congress having reached a decision, the proposal shall be deemed accepted. If the proposal is rejected, the National Executive Power shall resume the process of renegotiating the relevant agreements.

This law also established that the decisions made by the National Executive Power during the renegotiation process shall not be limited by, or subject to, the stipulations contained in the regulatory frameworks currently governing the concession or licensing agreements for the respective public utilities. Renegotiation agreements may cover some aspects of concession or licensing agreements and may contain formulas to adjust such agreements or temporarily amend them. The law includes the possibility of agreeing upon periodic reviews, as well as the establishment of conditions regarding the quality parameters applied to services.

If there are temporary amendments, such amendments must be taken into consideration in the final agreements reached with holders of concessions or licenses. The legal provisions do not authorize licensees of public utilities to be suspended or altered as to compliance with the duties.

Pursuant to Resolution 93/04 issued on February 16, 2004, the Secretary of Energy established energy service tariff adjustments applicable for small industries, medium-sized businesses, large industries and big commercial centers. These tariff increases are not applicable to family houses and small businesses. The tariff increases are from 15% up to 35% depending on the customer to whom the increase is applied. In addition, Decree 181/2004 established tariff adjustments for gas services applicable for industrial and heavy customers of 14% to 25%. The decree allows an adjustment to natural gas tariffs applicable for certain users to permit the pass through of the higher cost of natural gas in well-head. Decree 181/2004 expressly specifies that in no case this adjustment would affect natural gas transportation and distribution tariffs. As of the date of this Annual Report, there has not been any tariff adjustments for telecommunications services.

According to the opinion of our and Telefónica Argentina’s management and Telefónica Argentina’s legal counsel, under general administrative law principles applicable to the Transfer Contract and List of Conditions, future tariffs should be fixed at a level which is sufficiently fair to cover service costs so as to preserve a regular, continued and efficient public telephone service supply within the legal framework by which the Transfer Contract is governed. Nevertheless, no assurance can be given that the Argentine government will adopt this position. It is possible that such tariff regime will not maintain the value of Telefónica Argentina’s tariffs in U.S. dollars or constant pesos over time in accordance with any past and potential future increases in the general price levels. If as a result of the renegotiation, future tariffs evolve at a pace that does not allow restoration of Telefónica Argentina’s economic and financial equation that both the List of Conditions and the Transfer Contract intend to preserve, such tariff regime would have a material adverse effect on our and Telefónica Argentina’s future financial position and results of operations. As of the date of this Annual Report on Form 20-F, our and Telefónica Argentina management is unable to foresee the final result of the renegotiation under the Public Emergency Law or when or what tariff regime will be in effect in the future. Telefónica Argentina does not know when the renegotiations will be concluded and whether they will be concluded in a manner that would not have a material adverse effect.

The Ministry of Economy, by Resolution No. 72/03 issued in February 2003, approved a method to calculate and transfer to our clients the impact of the tax on bank checking account transactions introduced by Law No. 25,413 that is paid by Telefónica Argentina on or after the effective date of such resolution. Resolution No. 72/03 explicitly referred to the Transfer Contract as a basis for approving such method. Telefónica Argentina believes that the position that the Ministry of the Economy took in this resolution is consistent with its proposal and understanding of its rights under the Transfer Contract. According to Resolution 72/03, any such tax paid before that date should be included in the contract renegotiation required under the Public Emergency Law.

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

In April 2000 and March 2001, Telecom, the Secretary of Communications, and Telefónica Argentina executed rate agreements, which, subject to the approval by the Ministry of the Economy, provided the terms under which the price caps would be applied:

1.	Price cap as of November 8, 2000: The Secretary of Communications established that the rate reduction for the period November 2000 to November 2001 would amount to 6.75%. The reduction would be applied through discount plans that were effective from March 2000 (commercial and government basic tariffs, local measured service, and the application of certain preferential rates of internet access), the non-application of charges set forth in Resolution No. 2,926/99 until November 8, 2001 and the non-application during such year of the two semiannual adjustments to the pulse value for the above-mentioned U.S. consumer price index. Given that such plans were brought into effect ahead of schedule, the accumulated effects of the above-mentioned rate reductions would be applied to the computation of price caps for the periods beginning November 2000, 2001 and 2002 adjusted at an interest rate of 12% per year. Furthermore, it was established that the difference between the effect of the discounts already granted and that of a 6% reduction would be applied on November 8, 2000 across different items of the rate structure, and the additional 0.75% reduction to be applied as defined by the licenses.

2.	Price cap as of November 8, 2001: The Secretary of Communications established that the efficiency factor for the price cap applicable for the period November 2001 to November 2002 would amount to 5.6%. This rate reduction is to be implemented through (a) the non-adjustment of the pulse value for the U.S. consumer price index for such year, adjusting the effect at the 12% annual rate in order to measure it against the total expected 5.6% reduction; (b) any balance resulting from the non-application of the adjustment to the value of the telephone pulse in the period 2000/2001, as well as any balance remaining in respect to a variety of items included in the 2000/2001 price cap; and (c) any unapplied price cap portion remaining after the rate reductions mentioned in (a) and (b) above with respect to the 5.6% rate reduction, should be applied in the following manner: 70% as provided by us, 15% to the local service, and 15% to other services as required by the Secretary of Communications, other than monthly basic charges and the local measured service.

3.	Price cap as of November 8, 2002 through November 7, 2003: The Secretary of Communications established that the efficiency factor could not exceed 5%, but it has yet to confirm the exact amount.

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

On the other hand, in relation to the lawsuit filed by Consumidores Libres Cooperativa Limitada de Provisión de Servicios Comunitarios (the “Free Consumers Cooperative”) on October 4, 2001, a Federal Court of Appeals issued a temporary injunction requested by the Free Consumers Cooperative ordering Telefónica Argentina, Telecom and the Argentine government to refrain from applying the corrections set forth in the rate agreements approved by Decree No. 2,585/91 until a final judgment is rendered in the case. See Item 8: “Financial Information—Legal Proceedings—Other Claims”.

In our and Telefónica Argentina management’s opinion and the opinion of Telefónica Argentina’s legal counsel, the outcome of the issues related to the rate agreements of April 2000 and March 2001 and the lawsuit filed by the Free Consumers Cooperative could affect only the maximum tariffs for future services that Telefónica Argentina is authorized to charge its customers regarding services, areas or customers in which the Argentine government did not declare the existence of effective competition. As of December 31, 2003, these maximum tariffs are determined by applying to tariffs effective as of November 7, 2000, the discounts applied in order to implement the price caps related to November 8, 2000 and November 8, 2001 under the above-mentioned rate agreements.

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

In addition, Decree No. 764/00 reduced, as of November 2000, the interconnection charges for the origin and destination of calls in local areas to 1.1 Argentine cents per minute for those districts with more than 5,000 inhabitants or a telephone-set density above 15 telephones for every 100 inhabitants, to 1.3 Argentine cents per minute for the remaining districts and for those areas included in the original license of independent operators, and to 0.30 cents per minute for the transit within local areas. A 3% semiannual “price cap” reduction was applied during the first two years after these rules and regulations became effective. By virtue of the Public Emergency Law, the interconnection charges related to origin and destination of the calls were pesified at the rate of Ps.1.00 per U.S. dollar, and during 2003 most of these private contracts were adjusted by CER.

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

On December 1, 1999, the Secretary of Communications issued Resolution No. 4,269/99, which finally determined the excess revenue amount as Ps.18 million rather than the preliminary amount of Ps.14 million for the two-year period between February 1997 and February 1999, as previously determined by the Secretary of Communications. As Resolution No. 18,968/99 similarly provided, Resolution No. 4,269/99 states that the National Communications Commission will determine the form and time of implementation of the corresponding tariff reduction. Telefónica Argentina has filed an appeal for review and modification of Resolution No. 4,269/99, on the grounds that the calculation method used by the Secretary of Communications to determine the impact of the tariff restructuring established by Decree No. 92/97 is flawed. As of the date of this Annual Report, such appeal has not been resolved and the National Communications Commission has not determined the rules for its implementation.

In our and Telefónica Argentina management’s opinion and in the opinion of Telefónica Argentina’s legal counsel, the outcome of the issues related to the tariff restructuring could only affect the maximum tariffs for future services that Telefónica Argentina is authorized to charge its customers regarding services, areas, or customers in which the Argentine government did not declare the existence of actual competition. Therefore, in our and Telefónica Argentina management’s opinion and in the opinion of Telefónica Argentina’s legal counsel, the outcome of these issues will not have a negative impact upon Telefónica Argentina’s financial position or a material adverse effect on our results of operations.

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

In responding to consumer demand for new line installations and to meet the average waiting time requirement, Telefónica Argentina performed line installations in excess of those required in the List of Conditions. As of December 31, 2003, its backlog of pending applications for service was 22,200 lines.

Revocability of Telefónica Argentina’s License

Telefónica Argentina’s License is revocable in the case of serious noncompliance with certain obligations. The List of Conditions and the Transfer Contract set forth certain obligations of which the following are still in effect:

•	assets transferred to Telefónica Argentina for use in providing telecommunications services may not be sold, assigned, transferred or encumbered in any way without the approval of the Secretary of Communications;

•	certain of our shareholders are required to retain a specified interest in our common stock, and we are required to own Class A shares representing 51% of Telefónica Argentina’s total capital stock except if otherwise approved by the Secretary of Communications;

•	Telefónica Argentina must provide a certain level of basic telephone services and maintain its principal place of business in Argentina;

•	Telefónica Argentina must maintain certain service quality standards; and

•	Telefónica Argentina must avoid liquidation.

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

On December 20, 2001, the Ministry of the Economy issued the Carrier Selection Rules for long-distance calls, which require carriers to make their networks and equipment available to provide the selection services within 80 days following the publication of these rules. Accordingly, customers will be able to opt for their long-distance provider by dialing a specific three-digit code number. This new system will co-exist as an alternative for the presubscription provider for the line that originates a long-distance call at the time of making each call. On February 4, 2003, the Ministry of Economy issued Resolution No. 75/03, compelling providers to make available the carrier selection for fixed and mobile services within 120 days. As of the date of this Annual Report, Telefónica Argentina’s networks and equipment are available to provide the selection services, but no operator has asked Telefónica Argentina for such type of interconnection.

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

The Rules for National Interconnection also establish the obligation for Dominant and Significant Power Operators to unbundle their local loops (physical link and its capacity between the carrier’s capacity and the clients’ facilities) and to allow competitors to use them on the basis of technical reasonability. As of the date of this Annual Report, the working group in charge of setting reference rates for this service has not been created.

Regulations Affecting the Radioelectric Spectrum

Telefónica Argentina does not have assigned radioelectric bands in certain areas. The Rules for Management and Control of the Radioelectric Spectrum establish the procedure for the granting of a frequency license when there are multiple bidders or if frequencies are or may become scarce, and establish that licensees may operate the frequencies nationwide only when it is strictly necessary. Telefónica Argentina has numerous licenses to use various distinct radioelectric bands.

Universal Service Funding

Decree No. 764/00 approved the new Universal Service Rules and Regulations to promote the access to telecommunications services by customers either located in high-cost access or maintenance areas or with physical limitations or special social needs. Such rules and regulations establish that the deficit for the provision of these services will be through a “Universal Service Fund”, to be financed by all telecommunications providers (including Telefónica Argentina) through the payment of 1% of total revenues for telecommunications services, net of any direct tax applicable on them. The regulation adopts a “pay or play” mechanism for compliance with the mandatory contribution to the Universal Service Fund, although it also establishes a mechanism for exemption from contribution for basic telephone service licensees that takes into consideration loss of revenues and market share. Payment of contributions required to be made by service providers may be substituted with the provisions of services, included in the initial programs or in accordance with any of a number of programs that may be approved by the Secretary of Communications with the participation of the Secretary of Competition, Deregulation and Consumer’s Defense. The obligations in connection with this regulation became effective on January 1, 2001. Nevertheless, as of the date of this Annual Report, the Secretary of Communications has not yet ruled on the mechanism by which Telefónica Argentina should recover the cost incurred for rendering these services.

C.	Organizational Structure.

As of the date of this Annual Report, our shareholders include three affiliates of Telefónica, which together own 100% of our common stock, representing 97.3% of our total capital stock as follows:

•	Telefónica Holding, an Argentine company, which holds 50% of our common shares;

•	TIHBV, a Dutch company, which holds 37.3% of our common shares; and

•	Telefónica Internacional, a Spanish company, which holds 12.7% of our common shares.

The remainder of our capital stock (2.7%) is owned by a holder of our Class A and Class B shares of preferred stock.

Telefónica currently holds 100% of Telefónica Internacional and indirectly 99.96% of Telefónica Holding and 100% of TIHBV. See Item 7: “Major Shareholders and Related Party Transactions”.

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

Telefónica Argentina’s only significant direct subsidiary is Telinver, an Argentine sociedad anónima, of which it owns 99.99%. Telefónica Argentina also has a 50% equity interest in E-Commerce Latina.

The following chart illustrates our corporate structure, reflecting the common shareholders of the group as of the date of this Annual Report.

Telefónica
100%
Telefónica Internacional
99.96%
100%
Telefónica Holding
12.7%(*)
TIHBV
50%(*)
37.3%(*)
Compañía Internacional de Telecomunicaciones
32.3%
64.8%
Telefónica Argentina
~1%
~100%
Telinver

(*)	Excluding our preferred stock

D.	Property, Plant and Equipment.

Telefónica Argentina’s principal properties consist of transmission plants, including outside plant and trunk lines, and exchange equipment. These properties have historically been and continue to be located throughout the Southern Region, principally in the province of Buenos Aires, but in connection with the recent extension of Telefónica Argentina’s service area to the Northern Region, are also located to a lesser extent in that region of Argentina. Of Telefónica Argentina’s net book value of its total outside plant, property and equipment as of December 31, 2003:

•	Telefónica Argentina’s outside plant, including external plant, transmission and switching equipment represented approximately 76.3%;

•	construction in progress, materials and prepayment to vendors represented approximately 4.1%;

•	land and buildings represented approximately 18.6%; and

•	furniture, cars and office equipment represented approximately 1.0%.

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

As of December 31, 2003, this property had a book value of approximately Ps.618 million (based on net book value at that date), but Telefónica Argentina had registered property with a book value of approximately Ps.540 million in its name (in pesos restated for inflation until February 28, 2003).

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

Fixed assets related to Telefónica Argentina’s telecommunications business were assessed for impairment based on their recoverable value on the basis of Telefónica Argentina’s management’s best estimate of future cash flows of its telecommunications business, considering current information and future telephone service rates estimates. The relationship between variables determining Telefónica Argentina’s revenues and expenses is currently mismatched as a result of the pesification and freezing of Telefónica Argentina’s tariffs in the context of a potentially inflationary economy and may continue to be mismatched depending upon the outcome of Telefónica Argentina’s pending tariff renegotiation with the Argentine government. Telefónica Argentina’s tariff renegotiation proposal attempts to achieve the relationship between variables determining revenues and costs, i.e. the “economic and financial equation” contemplated in Telefónica Argentina’s Transfer Contract. Consequently, whether our participation in the recorded amount of fixed assets by Telefónica Argentina and the minimum presumed income tax credit as of December 31, 2003 of Ps.4,751 million and Ps.55 million (amounts calculated considering our ownership interest in Telefónica Argentina), respectively, and the booked amount of goodwill related to our investment in Telefónica Argentina as of December 31, 2003 of Ps.323 million are fully recoverable, depends on the final effect that the outcome of the tariff re-negotiation may have on Telefónica Argentina’s economic and financial equation and, consequently, in our economic and financial equation. See Note 11 to the Consolidated Annual Financial Statements.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS.

In addition to the management discussion below, you should carefully read our Consolidated Annual Financial Statements and selected financial data included elsewhere in this Annual Report for additional information about us.

We prepare our financial statements in accordance with Argentine GAAP. Argentine GAAP differ from U.S. GAAP in, for example, inflation accounting. See Item 3: “Key Information—Selected Financial Data” and Note 24 to our Consolidated Annual Financial Statements, which describe the principal differences between Argentine GAAP and U.S. GAAP that apply to us.

Introduction; Presentation of Financial Information

We are a holding company of Telefónica Argentina, a licensed supplier of wire line public telecommunications, basic telephone and long-distance services in Argentina and we have no operations of our own. Currently, our most significant asset is our equity interest in Telefónica Argentina which on the date of this Annual Report represented 64.83% of Telefónica Argentina’s common stock. Currently, our principal source of cash is cash dividends paid to us by Telefónica Argentina on Telefónica Argentina’s common stock.

Factors Affecting Our Consolidated Results of Operations

Overview

The Argentine economy had been mired in a severe economic recession that began in the second half of 1998. Argentina’s GDP has fallen every year since then, culminating in a decrease in 2002. In 2002, the peso was devalued by 237.0% (having reached 290% as of June 25, 2002) and Argentina experienced a rise in the wholesale price index of 118.2%. In 2003 the peso was appreciated by 13.1%, the consumer price index grew 3.7% and the GDP growth was 8.7%.

	December 31,			September 30,
	2003	2002	2001	2002	2001	2000	1999
Wholesale price index (annual % change)	2.0	118.0	(5.3)	121.2	(4.1)	4.4	(2.1)
Consumer price index (annual % change)	3.7	41.0	(1.5)	39.7	0.0	(0.7)	(2.0)

	December 31,
	2003	2002	2001	2001	2000	1999
Gross domestic product (annual % change)	8.7	(10.9)	(4.4)	(0.8)	(3.4)	3.9

	December 31,
	2003	2002	2001(1)
Devaluation/ (Appreciation) (annual % change)	(13.1)	237.0	0.0

(1)	From December 24, 2001 through January 10, 2002, Banco Nación did not publish an official exchange rate due to governmental suspension of the exchange market.

Source: INDEC, Banco Nación.

Our result of operations and financial situation have been negatively impacted by the drastic political and economic changes that took place in Argentina from 2002. Because of the current political and economic environment, the following discussion may not be indicative of our current or future results of operations, liquidity or capital resources and may not contain all of the necessary information to help you understand the information contained in this discussion with results from previous or future periods. In particular, it may be difficult to discern trends from our historical financial statements or in future periods due to the following factors:

•	the volatility of the exchange rate; and

•	the reintroduction of inflation accounting and its subsequent suspension.

Accordingly, the following discussion should be read in conjunction with, and is qualified in its entirety by, the risk factors contained in this Annual Report. The most important factors affecting our results of operations were the following:

•	Impact of lack of dividends

Telefónica Argentina has lost its ability to distribute dividends. Although we received a dividend in the first quarter of fiscal year ended September 30, 2002, as a result of Telefónica Argentina’s accumulated losses as of December 31, 2002 and 2003, Telefónica Argentina did not pay us dividends during 2002 and 2003 and will not be able to pay us a dividend in 2004 based on its December 31, 2003 financial statements. Telefónica Argentina cannot resume the payment of dividends to us until its losses are absorbed and it begins to generate liquid earnings. We are currently dependent on shareholder loans to stay current on our third-party debt.

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

The Public Emergency Law eliminated the U.S. dollar–peso parity. Soon after, the Argentine government permitted the peso to float freely against the U.S. dollar with a resulting decline in its value. The devaluation has had a material adverse impact on our and Telefónica Argentina’s results of operations as it was coupled with the pesification and freezing of the tariffs of Telefónica Argentina. During fiscal year ended September 30, 2002 we had a financial loss of Ps.3,418 million as a consequence of the devaluation of the peso against the U.S. dollar by 237%, while during the fiscal year ended December 31, 2003 we had a financial gain of Ps.918 million as a consequence of the appreciation of the peso against the U.S. dollar by 13.1%. In addition, almost all of our and Telefónica Argentina’s indebtedness is in foreign currency.

•	Inflation and Inflation Accounting

In 2002, Argentina experienced inflation of 41% and 118% measured in terms of the consumer price index and the wholesale price index, respectively. As a result of the high inflation, Argentine GAAP reintroduced inflation accounting. In 2003, Argentina experienced inflation of 3.7% and 2.0% measured in terms of the consumer price index and the wholesale price index, respectively. The most important impact of inflation on results was the incorporation into our operations statements of the effect of exposure of our monetary assets and liabilities to inflation and the restatement in constant currency of the rest of our operations statement accounts. The effect on our balance sheet and our shareholders’ equity was a restatement of our consolidated non-monetary net assets in constant pesos. See “—Inflation Accounting” below.

The pesification and freezing of Telefónica Argentina’s tariffs, the changes in the Peso/U.S. dollar exchange rate, the inflation and the inflation accounting and the partial recovery of the economy are the main explanations for the variations in our and Telefónica Argentina’s results in 2003 in comparison to 2002 and in 2002 in comparison to 2001. Other factors that adversely affected our results of operations are:

•	Mandatory tariff renegotiation

The Public Emergency Law authorized the Argentine government to renegotiate public service contracts. As a result of the need to renegotiate with the Argentine government future tariffs, the amount of future telecommunications service revenues and net cash flows cannot be predicted with certainty. The relationship between variables determining Telefónica Argentina’s revenues and expenses is currently mismatched as a result of the pesification and freezing of Telefónica Argentina’s tariffs in the context of a potentially inflationary economy and may continue to be mismatched depending upon the outcome of Telefónica Argentina’s pending tariff renegotiation with the Argentine government. Telefónica Argentina’s tariff renegotiation proposal attempts to achieve the relationship between variables determining revenues and costs, i.e. the “economic and financial equation” contemplated in Telefónica Argentina’s Transfer Contract. Consequently, whether the amount booked in fixed assets corresponding to the telecommunications business and the minimum presumed income tax credit of Telefónica Argentina, amounting to Ps.4,751 million and Ps.55 million, respectively, both calculated considering our ownership interest in Telefónica Argentina, and the booked amount of goodwill related to our investment in Telefónica Argentina as of December 31, 2003 of Ps.323 million are fully recoverable, depends on the final effect that the outcome of the tariff re-negotiation may have on Telefónica Argentina’s economic and financial equation, and consequently on our economic and financial equation. See Item 3: “Key Information—Risk Factors.”

•	Elimination of access to financing

As a result of the changes in Argentina, companies operating in Argentina have little access to either local or international financing. Telefónica Argentina was able to extend the maturity on most of its debt that became due in 2002 and 2003 but we and Telefónica Argentina continue to face uncertainties in the ability to roll over our and its short-term debt and to refinance other debt that becomes due in 2004. See “—Liquidity and Capital Resources” below .

•	Recession in 2002, recovery process in 2003 and unemployment

The recession in 2002, the unemployment and underemployment, coupled with the rise of inflation primarily in 2002 has led to a reduction of wages in real terms and a reduction in disposable income of all class sectors of the Argentine population that has resulted in a decrease in the number of clients that use Telefónica Argentina’s services and in a reduction on the usage per telephone line during 2002. In 2002, Telefónica Argentina’s lines in service were reduced by 140,000 due to service disconnections and also experienced a decrease in long-distance traffic of 30% in comparison to 2001. However, during 2003 Telefónica Argentina maintained the number of lines in service, and also experienced an increase in the traffic per line.

In response to these negative events Telefónica Argentina attempted to manage its cash flow and balance sheet to achieve high liquidity, while maintaining the quality of the services rendered. To that end it made the following changes:

•	Reduced its capital expenditures

Telefónica Argentina implemented a plan to reduce its capital expenditures rapidly. To that end it developed only those projects that are required to maintain the quality of its services, generate cash flow in the near term and are deemed by Telefónica Argentina to be high priority.

•	Reduced its operating costs

Telefónica Argentina renegotiated most of its contracts, especially those foreign-exchange linked contracts and eliminated discretionary costs. The goal of the renegotiations was to reduce costs, including to reduce exposure of its costs to inflation and devaluation and adapting its costs to lower demand for its services. Telefónica Argentina has taken certain measures with respect to its suppliers’ contracts including, among others, adjustments to service quality, changing the timing of delivery and services and their outright cancellation.

•	Implemented spending controls

Telefónica Argentina implemented a series of spending controls and took certain actions in order to decrease and to prevent expenses.

•	Increased its collection rates

Telefónica Argentina implemented new plans and collection policies for collecting receivables including disconnection policies tailored to each customer segment and tied its sales force’s incentives to collections rather than sales. As a result it reduced the amount of its accounts receivable and uncollectibles and, consequently, reduced the collection risks.

•	Cash management and debt renegotiation

Telefónica Argentina implemented a series of actions to decrease the exchange rate risk on its current assets while managing its main accounts payable. In addition, Telefónica Argentina restructured a substantial portion of its debt, improving its maturity profile as part of that strategy. Telefónica Argentina offered to exchange new notes due 2007 and a cash payment for its then existing notes due 2004 and to exchange new notes due 2010 and a cash payment for its then existing notes due in 2008. Telefónica Argentina also offered to exchange (a) its new notes due 2011 denominated in U.S. dollars and a cash payment for our Series A notes due August 2004, and (b) new peso-denominated notes convertible into U.S. dollars in August 2004 due 2011 or new U.S. dollar-denominated notes due 2011, and a cash payment, for our 10.375% Series B notes due 2004. Our notes acquired by Telefónica Argentina were transferred to Telefónica Internacional in exchange for a reduction in Telefónica Argentina’s short term debt with Telefónica Internacional. As a consequence of it, as of December 31, 2003, Telefónica Internacional holds Ps.531 million corresponding to the amount of U.S.$170 million and Ps.32 million of our Series A and B Notes, including accrued interest, respectively. In addition, we rolled over our intercompany loans.

Although Telefónica Argentina has adopted these measures to mitigate the effects of changes in its business, and certain indicators of the Argentine economy have started to stabilize, the future operating conditions are still uncertain because the regulatory framework in force has still not established guidelines that would allow assessing with a reasonable degree of certainty the effect future rates will have on its economic and financial equation. See Item 4: “Information on the Company—Regulatory Matters—Rates”.

Effects on Our Results of Operations and Liquidity in Future Periods

The situation in Argentina remains volatile. Although there were macroeconomic improvements in Argentina during the second half of 2003, including a deceleration of the inflation in wholesale price index and increases in the value of the peso against the U.S. dollar, we continue to operate in a very difficult and volatile environment. In particular, we expect that the following circumstances may have a material effect on our results of operations in future periods:

•	the outcome of the renegotiations of Telefónica Argentina’s tariffs with the Argentine government

•	the uncertainty generated by our need to roll over our and Telefónica Argentina’s current liabilities and to continue obtaining waivers from Telefónica Internacional, especially in light of the fact that we received no dividends in calendar years 2002 and 2003 and we will not receive any dividends in 2004;

•	the competition

•	how the government will regulate Telefónica Argentina’s business including tariffs; and

•	the macroeconomic situation in Argentina, including inflation, devaluation and unemployment.

In particular, our results of operations are very susceptible to changes in the peso/dollar exchange rate because Telefónica Argentina’s primary assets and revenues are denominated in pesos while substantially all of Telefónica Argentina’s liabilities and main capital expenditures are denominated in dollars.

In addition to these circumstances, changes in Argentina may have other unforeseen consequences that could negatively impact our results of operations and financial position. We cannot assure you that other laws that negatively affect our operations will not be introduced.

Inflation Accounting

As a result of the new inflationary environment in Argentina (there was an increase in the applicable index for restatement of financial statements (wholesale prices) of 118% in the period January through December 31, 2002, and the conditions created by the Public Emergency Law, the CPCECABA approved on March 6, 2002, Resolution Mesa Directiva (“MD”) No. 3/2002 applicable to financial statements for fiscal years or interim periods ending on or after March 31, 2002. Resolution MD No. 3/2002 required the reinstatement of inflation accounting in financial statements in accordance with the guidelines contained in Technical Resolution No. 6 with the changes recently incorporated by Technical Resolution No. 19 issued by the FACPCE and adopted by Resolution Consejo Directivo (“CD”) No. 262/01 of the CPCECABA. As a result of this change, all recorded amounts had to be restated by changes in the general purchasing power through August 31, 1995, as well as those arising between that date and December 31, 2001 be stated in currency as of December 31, 2001.

On July 16, 2002, the Argentine government issued Decree 1,269/02 repealing Decree 316/95, instructing the CNV, among other regulatory matters, to issue the necessary regulations for the delivery to such authorities of balance sheets or financial statements prepared in constant currency. On July 25, 2002, under Resolution No. 415/02, the CNV reinstated the requirement to submit financial statements in constant currency. However, on March 25, 2003, the National Executive Power issued Decree No. 664/03 repealing the provisions related to the inflation adjustment established by Decree No. 1,269/02 and ordering the CNV, among others, to issue any applicable regulations to ensure that no balance sheets or financial statements in constant currency are accepted. Therefore, on April 8, 2003, Resolution No. 441/03 of the CNV set forth that from March 1, 2003, the restatement of financial statements in constant currency should be discontinued.

As required by Decree 316/95, the financial statements as of December 31, 2001, September 30, 2001, 2000 and 1999, for the three-month fiscal year ended December 31, 2001 and for the fiscal years ended September 30, 2001, 2000 and 1999 were not restated to reflect changes in the Argentine wholesale price index published by the INDEC corresponding to periods between September 1995 and December 2001. However, for comparative purposes, figures presented in this Annual Report corresponding to balance sheet data as of December 31, 2002, the three-month fiscal year ended December 31, 2002, the three-month period ended December 31, 2001, the fiscal years ended September 30, 2002, 2001 and 2000 and statement of operations and cash flow data for the three-month fiscal year ended December 31, 2002, the three-month period ended December 31, 2001, the fiscal year ended September 30, 2002, 2001 and 2000 are restated to reflect the effects of inflation from January 1, 2002 to February 28, 2003 of 122.2%, based on the wholesale price index. See Note 2.2 to the Consolidated Annual Financial Statements.

On December 2, 2003, under Resolution CD No. 190/03 the CPCECABA discontinued the application of the restatement for inflation into constant currency set forth in TR No. 6 from October 1, 2003, considering that the conditions related to the application of the restatement for inflation continued until September 30, 2003.

Corporate Reorganization

Following the Reorganization Transactions, Telefónica Argentina no longer holds any interest in Telefónica Comunicaciones Personales, Telefónica Data and TYSSA (merged into Telefónica Data on June 30, 2003). Its equity interests in these former subsidiaries were spun off, thereby reducing its capital stock, and those subsidiaries were merged into certain companies indirectly controlled by Telefónica. See Item 4: “Information on the Company—Our History and Development—Our Reorganization”.

As it is our policy to present our interest in income (loss) from companies in which we have control or joint control and taking into account the effects of the Reorganization Transactions described in Item 4: “Information on the Company”, the income statements for the fiscal year ended December 31, 2003, for the three-month fiscal year ended December 31, 2002 and the fiscal years ended September 30, 2002 and 2001 include:

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

Critical Accounting Policies

This operating financial review and prospects is based upon our Consolidated Annual Financial Statements, which have been prepared in accordance with accounting principles generally accepted in Argentina except for the computation of inflation accounting through February 28, 2003 as required by CNV(See Note 2 to the Consolidated Annual Financial Statements). The preparation of financial statements in accordance with Argentine GAAP requires our management to make estimates. Ultimate results could differ from those estimated if our estimates or assumptions used in those estimates do not actually occur.

We believe the following represents our critical accounting policies. Our accounting policies are more fully described in Notes 2, 7 and 11, to our Consolidated Annual Financial Statements. The most critical accounting policies adopted in preparing the Consolidated Annual Financial Statements according to Argentine GAAP relate to:

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

Regarding U.S. GAAP, in June 2001, the Financial Accounting Standards Board (“FASB”) has issued Statement of Financial Accounting Standards (“SFAS”) 142 “Goodwill and Other Intangible Assets”. The provisions of SFAS 142 are required to be applied starting with the fiscal years beginning after December 15, 2001. SFAS 142 requires that only intangible assets with a finite useful life are amortized, and that intangible assets with indefinite useful lives and goodwill are not amortized, but be recognized at fair value and tested for impairment. We have adopted SFAS 142 for the fiscal year ended September 30, 2002. The adoption of SFAS 142 as of January 1, 2002 did not have a material effect on our net losses or shareholders’ equity under U.S. GAAP.

•	the evaluation of fixed assets and finite life intangibles for impairment whenever indicators of impairment exist.

Argentine GAAP and U.S. GAAP require that the recorded value of assets be evaluated for impairment against its recoverable value which for a long lived asset is generally defined as its economic use value. Both sets of accounting standards require that, if an impairment indicator is present, we must assess whether the carrying amount of the asset is unrecoverable by estimating the sum of the future cash inflows less the future cash outflows that are expected to be necessary to obtain those inflows expected to result from the asset, undiscounted and without interest charges. If the carrying amount is greater than the recoverable amount, an impairment charge must be recognized, based on the fair value of the asset. We use the expected cash flows method for tariff projections for the U.S. GAAP impairment test. We believe that the accounting estimate related to asset impairment is a “critical accounting estimate” because: (1) it requires our management to make assumptions about future revenues (including different projections) and costs over the life of the asset; and (2) the impact of recognizing an impairment could be material to our financial position, as well as our results of operations. Our assumptions about future revenues require significant judgment because actual revenues have fluctuated in the past and may continue to do so especially due to the pending tariff renegotiation.

In estimating future revenues, we mainly use our internal business forecasts and additionally any current information we may have regarding changes in significant variables affecting such forecasts. We develop our forecasts based on recent revenue data for existing products and services, planned timing of new products and services, the estimated timing and amounts of tariff increases and other industry and macroeconomic factors.

We have estimated based on current assumptions that the carrying amount of Telefónica Argentina’s fixed assets for the telecommunications business of Ps.4.751 million (amount calculated considering our ownership interest (64.83%) in Telefónica Argentina) and tax on minimum presumed income of Ps.55 million (amount considering our ownership interest in Telefónica Argentina) as of December 31, 2003 booked under Argentine GAAP are fully recoverable under the provisions for valuation of long-lived assets, which is based on Telefónica Argentina’s current estimates of future cash flows within the scope of the Transfer Contract but such future cash flows will depend on the effect of the final outcome of the tariff renegotiation on Telefónica Argentina’s economic and financial equation.

•	the creation of reserves for contingencies assessed as likely by us, based on our estimates and the opinion of legal counsel (see Note 2 to the Consolidated Annual Financial Statements with respect to unreserved contingencies);

•	the creation of allowances, amounting to 224 million set up mainly to cover the estimated doubtful accounts, based on our estimates of possible future collection terms and conditions;

•	management assesses the recoverability of deferred tax assets on the basis of estimates of our future taxable income. The recoverability of deferred tax assets ultimately depends on our ability to generate sufficient taxable income during the periods in which such temporary differences are expected to become deductible or for the recovery of cumulative tax loss carryforward. In making its assessment, our management considers taxable income and tax planning strategies. This assessment is carried out on the basis of a series of internal projections which are updated to reflect the most recent operating trends. In accordance with the applicable accounting standards, a deferred tax asset must be recognized when its future recovery is more likely than not. Therefore, given the uncertainty related to the effect of the final outcome of the tariff renegotiation and other variables affecting future taxable income, we established an allowance against our net balance of deferred tax assets, the recoverability of which depends on the generation of future taxable income;

•	with respect to our U.S. GAAP reconciliation, we believe that the accounting estimate related to establishing tax valuation allowances is a “critical accounting estimate” because: (1) it requires our management to make assessments about the timing of future events, including the probability of expected future taxable income and available tax planning opportunities and the assessment of positive and negative evidence, and (2) the impact of changes in actual performance versus these estimates on the realization of tax benefit as reported in our results of operations could be material. Our assumptions require significant estimations because actual performance has fluctuated in the past and may continue to do so as mentioned elsewhere; and

•	we have made certain assumptions with respect to Telefónica Argentina’s debt obligations, tax credits and accounts receivable with all levels of the Argentine government (federal, provincial and municipal governments and governmental agencies) that they will be honored either through collection or by delivery of alternative instruments, or by setting off against taxes owed or future taxes payable as permitted by current regulations. See Notes 2.5 and 14 to our Consolidated Annual Financial Statements. In 2003, our management has reevaluated our holding of Patriotic Bonds, however, considering new developments affecting it and Argentine government’s bonds in comparable situation, currently in default, because their recoverability is no longer guaranteed due to the suspension of our ability to use the Patriotic Bonds to pay taxes at least until March 30, 2004 and the inclusion of that bond within the list of eligible bonds for sovereign debt restructuring.

The preparation of financial statements in conformity with Argentine GAAP and U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during each year. Final results could differ materially from those we estimated. See Item 4: “Information on the Company—Business Overview—Regulatory Matters”.

The financial statements include the effects derived from the economic and exchange regulations known as of the date of issuance of such financial statements. All the estimates made by our management have been calculated taking into account the above mentioned effects. The effects of additional economic regulations that could be implemented by the Argentine government will be considered in the financial statements when they became known by our management. See Note 24 to the Consolidated Annual Financial Statements.

New Accounting Pronouncements under U.S. GAAP

(1)	Revenue Arrangements with Multiple Deliverables

EITF 00-21 addresses certain aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities. Specifically, this Issue addresses how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting. In applying this Issue, separate contracts with the same entity or related parties that are entered into at or near the same time are presumed to have been negotiated as a package and should, therefore, be evaluated as a single arrangement in considering whether there are one or more units of accounting. That presumption may be overcome if there is sufficient evidence to the contrary. This Issue also addresses how arrangement consideration should be measured and allocated to the separate units of accounting in the arrangement. The guidance in this Issue is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. In the opinion of our Management the adoption of this rule has not had an impact in net income and shareholders’ equity as of December 31, 2003.

(2)	Accounting for Cost Associated with Exit or Disposal Activities

In June 2002, the FASB issued SFAS No.146, “Accounting for Costs Associated with Exit or Disposal Activities”. SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No, 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)”. The provisions of this Statement are effective for exit or disposal activities that are initiated after December 31, 2002. In the opinion of our Management the adoption of this rule has not had an effect on net income or shareholders’ equity.

(3)	Consolidation of Variable Interest Entities

In December 2003, the FASB issued a revision (“FIN 46R”) to Interpretation No. 46, “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51” (the “Interpretation”). FIN 46R clarifies the application of ARB No. 51 “Consolidated Financial Statements”, to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. FIN 46R requires the consolidation of those entities, known as variable interest entities (“VIEs”), by the primary beneficiary of the entity. The primary beneficiary is the entity, if any, that will absorb a majority of the entity’s expected losses, receive a majority of the entity’s residual returns, or both.

Among other changes, the revisions of FIN 46R (a) clarified some requirements of the original FIN 46, which was issued in January 2003, (b) eased some implementation problems, and (c) added new scope exceptions. FIN 46R deferred the effective date of the Interpretation for public companies, to the end of the first reporting period ending after March 15, 2004, except that all public companies must at a minimum apply the provisions of the Interpretation to entities that were previously considered “special—purpose entities” under the FASB literature prior to the issuance of FIN 46R by the end of the first reporting period ended after December 15, 2003. We and Telefónica Argentina do not currently have any interests that believe fall within the scope of FIN 46 or FIN 46R and so we anticipate that the adoption of FIN 46 and FIN 46R will have no impact on our consolidated financial position, cash flows and results of operations.

(4)	Amendment of Statement 133 on Derivative Instruments and Hedging Activities

In April 2003, the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities”, which amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under FASB Statement No. 133, “Accounting for Derivative Instruments and Hedging Activities”. The provisions of this statement are effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. In the opinion of our Management the adoption of this rule has not had an effect on net income or shareholders’ equity.

(5)	Accounting for Stock-Based Compensation

In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation Transition and Disclosure-An Amendment of SFAS Statement No. 123”. SFAS No. 148 amends SFAS No. 123, “Accounting for Stock-Based Compensation”, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation.

In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. In the opinion of our Management the adoption of this rule has not had an impact on net income and shareholders’ equity.

(6)	Employers’ Disclosures about Pensions and Other Postretirement Benefits

In December 2003, the FASB issued SFAS No. 132 Revised 2003, “Employers’ Disclosures about Pensions and Other Postretirement Benefits-an amendment of FASB Statements No. 87, 88, and 106”, which revises employers’ disclosures about pension plans and other postretirement benefit plans. It does not change the measurement or recognition of those plans required by FASB Statements No. 87, “Employers’ Accounting for Pensions, No. 88, Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits”, and No. 106, “Employers’ Accounting for Postretirement Benefits Other Than Pensions”. This Statement retains the disclosure requirements contained in FASB Statement No. 132, which it replaces. It requires additional disclosures to those in the original Statement 132 about the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other defined benefit postretirement plans. The required information should be provided separately for pension plans and for other postretirement benefit plans. The provisions of this statement are effective for financial statements with fiscal years ending after December 15, 2003.

(7)	Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity

In April 2003, the FASB issued SFAS No. 150, “Accounting for certain Financial Instruments with Characteristics of Both Liabilities and Equity”. This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. Some of the provisions of this Statement are consistent with the current definition of liabilities in FASB Concepts Statement No. 6, Elements of Financial Statements. In the opinion of our and Telefónica Argentina’s management, the adoption of this rule has not had effect on net income or shareholders’ equity.

(8)	Accounting for Asset Retirement Obligations

In June 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations”. SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. An entity shall measure changes in the liability for an asset retirement obligation due to passage of time by applying an interest method of allocation to the amount of the liability at the beginning of the period. The interest rate used to measure that change shall be the credit-adjusted risk-free rate that existed when the liability was initially measured. That amount shall be recognized as an increase in the carrying amount of the liability and as an expense classified as an operating item in the statement of operations. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. In the opinion of our Management the adoption of this rule has not had material effect on net income or shareholders’ equity.

A.	Operating Results.

Comparison of Results of Operations for the Three-Month Fiscal Year Ended December 31, 2002 and the Three-Month Period Ended December 31, 2001

General Considerations

All references made below to 2002 and 2001 are to our audited three-month fiscal year ended December 31, 2002 and the unaudited three-month period ended December 31, 2001. The following discussion is based on the restated amounts included in the Consolidated Annual Financial Statements (in pesos restated for inflation until February 28, 2003). Such amounts have been restated in accordance with Argentine GAAP to reflect the impact of the Reorganization Transactions. See Item 3: “Key Information—Selected Financial Data”. For a discussion of the manner in which Telefónica Argentina charges its customers for the different services, see Item 4: “Information on the Company—Business Overview.”

Moreover, references to “real terms” or “constant terms” are to amounts restated for inflation as described in Item 3: “—Key Information—Selected Financial Data” while references to “current terms” are to historical amounts, not restated for inflation.

Statistical Data

The following table provides basic information relating to the development of Telefónica Argentina’s domestic telephone system.

	Operating Data as of
	December 31, 2003	December 31, 2002	September 30, 2002	September 30, 2001
Lines installed	4,570,739	4,561,447	4,561,134	4,535,112
Lines in service	4,168,825	4,182,277	4,184,634	4,294,317
Lines in service per 100 (Southern Region)	24.4	24.7	24.4	24.9
Lines in service per employee	477.2	464.8	464.8	443.6
Percentage of lines connected to exchanges	100%	100%	100%	100%
Public telephones installed	107,529	101,552	103,529	122,063

Net Revenues

Total net revenues were Ps.624 million in 2002, a 56% or Ps.800 million decrease from Ps.1,424 million in 2001. Our net revenues were affected by the pesification and freezing of Telefónica Argentina’s tariffs.

As a consequence of inflationary conditions in Argentina, the pesification and lack of indexation of public services rates as described in Item 3: “Key Information: Risk Factors—Risks Relating to the Recent Economic Crisis in Argentina—The devaluation of Argentine peso, the pesification and freezing of Telefónica Argentina’s tariffs and the macroeconomic conditions prevailing in Argentina, have had, and may continue to have, a material adverse effect on our and Telefónica Argentina’s results of operations and financial condition”, the decline in revenues in 2003 was principally due to the drop of approximately 120.1% in prices measured in real terms partially offset by an increase in the consumption of sundry services such as measured services, public phones, access charges, a decrease in discounts to customers and an increase in access charges due to price re-negotiation with other operators.

Operating revenues presented by category of services in this Annual Report are derived from Telefónica Argentina’s accounting records, certain reports from Telefónica Argentina’s billing systems and certain estimates made by Telefónica Argentina’s management. This breakdown is not included in our Consolidated Annual Financial Statements.

The following table shows operating revenues by category of services net of any intercompany transactions.

	December 31, 2002	December 31, 2001
	(In millions of pesos restated until February 28, 2003)
Basic Telephone Service
Measured service	187	435
Monthly basic charges(1)	157	376
Special services	77	160
Installation charges	5	25
Public phones	42	101
Access charges	48	119
International long-distance service	23	75
Direct lines	20	57
Publishing of telephone directories	38	33
Other	27	43

Total	624	1,424

(1)	Includes monthly basic charges and charges for supplemental services.

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

Measured service decreased by 57.0% to Ps.187 million in 2002 from Ps.435 million in 2001. In 2002, the decrease was due principally to: (1) a decrease in rates measured in real terms by approximately 55% as a result of the pesification and freezing of the rates at a rate per telephone pulse of Ps.0.0469 in both 2002 and 2001 in a highly inflationary environment, partially offset by an average decrease in commercial and low consumption discounts in 2002 compared to 2001; and (2) a decrease in average local and domestic long-distance traffic per line by 4% as a result of the recession. These effects were partially offset by an increase in the average number of billable lines (fixed charge lines) due to an approximately 4.3% net increase in the number of local and domestic long-distance lines (which includes increases and decreases of long-distance lines as a result of the implementation of the pre-subscription process).

Monthly Basic Charges

Monthly basic charges, which include the monthly basic charges of measured services lines and prepaid lines, decreased by 58.2% to Ps.157 million in 2002 from Ps.376 million in 2001. In 2002 the decrease was mainly due to a rate reduction in real terms of close to 55% as a result of the effect of the pesification and freezing of the tariffs in a highly inflationary environment, partially offset by a reduction in discounts granted to customers. In addition, there were increases in the number of customers who were disconnected in 2002, mainly for non-payment.

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

Special services decreased by 51.8% to Ps.77 million in 2002 from Ps.160 million in 2001. The changes in 2002 were principally due to a drop in prices in real terms that have affected the digital trunk access, collect call charges, prepaid cards and internet access and traffic services. Rates paid by customers for most of these services were pesified as a result of the Public Emergency Law but as they are not regulated tariffs, they were not frozen. Traffic minutes associated with internet access decreased approximately 12.7% to 1,347 million minutes in 2002 from 1,537 million minutes in 2001. Furthermore, during 2002 there was an increase of 12.6% in consumption from the sale of prepaid cards that did not fully compensate the rate reduction in real terms. Such growth was offset by a decline in digital trunk access services mainly due to the granting of greater commercial discounts on basic rates and metered services.

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

Public Phones

Revenues for public phones decreased by 58.4% to Ps.42 million in 2002 from Ps.101 million in 2001. In 2002, the decrease was mainly due to: (1) a drop in prices in real terms; (2) a lower average demand from pay-phones operated by third parties of approximately 5%; (3) a reduction of 25% in the number of semi-public lines installed; (4) a decrease by 6% and 13% in public telephones installed and traffic, respectively; and (5) the pesification and freezing of Telefónica Argentina’s tariffs.

Access Charges

Access charges decreased by 59.6% to Ps.48 million in 2002 from Ps.119 million in 2001. In 2002, the variation was mainly due to: (1) a decrease in rates in real terms as a result of inflation, the price cap and the pesification of these charges and (2) a decrease in the consumption of interconnection services by cellular telephone and long-distance operators.

International Long-Distance Service

International long-distance service revenues decreased 69.3% to Ps.23 million in 2002 from Ps.75 million in 2001. This change in 2002 was mainly due to a reduction of rates in real terms, partially offset by a decrease in discounts granted. The impact of the pesification and freezing of Telefónica Argentina’s rates and the devaluation of the peso raised the cost of termination charges to foreign carriers, which are in U.S. dollars. Likewise, there was a reduction in incoming and outgoing traffic with other international operators of approximately 23% and 27%, respectively.

Telefónica Argentina’s amount of operating revenues from international long-distance service depend on the volume of traffic, the rates charged to its customers, charges to the other Argentine telecommunications providers that place international calls through its international network, and the agreed rates charged among foreign telecommunications carriers and correspondents. Payments between carriers are usually made on a net settlement basis. The contribution of net settlements from foreign telecommunications carriers to its total revenues from international services was approximately 63% and 10% for fiscal years ended 2002 and 2001.

Direct Lines

Direct lines decreased by 64.9% to Ps.20 million in 2002 from Ps.57 million in 2002. The reduction was mainly attributable to the effect of inflation. In addition, direct digital lines decreased 16% in 2002 from 2001.

Publishing of Telephone Directories Yellow Pages

Publishing of telephone directories, which Telefónica Argentina conducts through its wholly owned subsidiary, Telinver, increased by 15.2% to Ps.38 million in 2002 from Ps.33 million. Revenues from the publishing of telephone directories consist primarily of advertising sales.

Other Revenues

Other revenues decreased by 34.1% to Ps.27 million in 2002 from Ps.41 million in 2001. This variation was mainly due to a decrease invoicing services and collections, network capacity and other services and a decrease in retail sales due to a significant reduction of sales and sales prices in real terms.

Cost of Services Provided, Administrative, Selling Expenses

Cost of services provided, administrative and selling expenses and depreciation of goodwill in investment companies decreased by 48.8% to Ps.671 million in 2002 from Ps.1,310 million in 2001. Costs of services provided, administrative and selling expenses, excluding depreciation and amortization, amounted to Ps.354 million in 2002 and Ps.935 million in 2001, representing a decrease of 62%. In 2002 Telefónica Argentina made a concerted effort to reduce its expenses in line with its reduced revenues. The amounts in the following table have been reclassified to facilitate the discussion of the results of operations.

The following table shows the breakdown of expenses, net of intercompany transactions.

	December 31, 2002	December 31, 2001
	(in millions of pesos restated for inflation until February 28, 2003)
Salaries, social security taxes and other personnel expenses	87	195
Depreciation and amortization(1)	317	375
Fees and payments for services	120	302
Material consumption and other	14	33
Management fee	24	44
Allowance for doubtful accounts	27	268
Sales costs	29	19
Other	53	74

Total	671	1,310

(1)	Excluding amortization of deferred financing costs.

Salaries, Social Security Taxes and Other Personnel Expenses

Salaries, social security taxes and other personnel expenses decreased by 55.4% to Ps.87 million in 2002 from Ps.195 million in 2001. In 2002, the variation was mainly due to: (1) a drop in real terms in salaries during 2002 as compared to 2001 and, excluding Telinver, (2) a personnel reduction in the average headcount in Telefónica Argentina from 9,545 in 2001 to 9,078 in 2002.

Depreciation and Amortization

Total depreciation and amortization decreased by 15.5% to Ps.317 million in 2002 from Ps.375 in 2001. In 2002 the change was principally due to the completion of works in progress after September 30, 2001, the depreciation of which started as of such date which was partially offset by the effect of assets that are no longer depreciated.

Fees and Payments for Services

Fees and payments for services decreased by 60.3% to Ps.120 million in 2002 from Ps.302 million in 2001. In 2002, the variation was basically generated by a reduction in service costs in real terms and a decrease in the use of these services due to Argentina’s economic crisis, principally:

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

Material Consumption and Other Expenses

Material consumption and other expenses decreased Ps.19 million to Ps.14 million in 2002 from Ps.33 million in 2001. This variation in 2002 is primarily the result of lower consumption of certain materials resulting from the decrease in business activity.

Management Fee

The decrease in the management fee of by 45.5% to Ps.24 million in 2002 from Ps.44 million in 2001 was mainly due to the decrease in real terms in the operating income before amortization and depreciation of Ps.268 in 2002 from Ps.481 in 2001. See Item 4: “Information on the Company—Business Overview—Management Fee” for a description of the management fee.

Allowance for Doubtful Accounts

The charge to the allowance for doubtful accounts decreased 89.9% to Ps.27 million in 2002 from Ps.268 million in 2001. The charge in 2002 as a percentage of net revenues was 4% as compared to 19% in 2001. The relative decrease was due to a larger allowance for overdue accounts in fiscal 2002, as certain customer categories were particularly affected by the economic crisis in the country.

Sales Costs

Sales costs primarily related to the equipment sold increased by 52.6% to Ps.29 million in 2002 from Ps.19 million in 2001.

Other

The charge to income of other operating costs decreased by 28.4% to Ps.53 million in 2002 from Ps.74 million in 2001. In 2002, the variation was mainly due to the decrease in costs in real terms, particularly in: (1) taxes by Ps.9 million, (2) transportation costs by Ps.3 million, (3) allowance for low inventory-turnover by Ps.1 million, since it was booked in 2001. These effects were offset by the charge of tax on checking accounts credits and debits beginning in 2001, which was presented under unusual items in 2001 and was presented in operating costs (administrative expenses) in 2002.

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

Financial Gains and Losses

Consolidated net financial gain/losses amounted to a gain of Ps.454 million in 2002 and a loss of Ps.91 million in 2001. In 2002, financial income generated by assets increased to a gain of Ps.45 million from a gain of Ps.15 million in 2001. In 2002, the variation of the net financial gain/losses was mainly due to the impact of the appreciation of the peso on the net monetary position in foreign currency, which, net of the result from the monetary gain/loss, amounted to a gain of Ps.603 million. In addition, for 2001 the increase in the amount of interest from higher interest rates and the rate of exchange, in those cases in which interest was payable in a foreign currency, led to an increased loss of Ps.106 million, net of monetary gain/loss and a loss from the exposure to inflation of monetary assets and liabilities in pesos of Ps.36 million.

Income/(Loss) Before Income Tax and Minority Interest

Income/(loss) before income tax and minority interest increased to an income of Ps.351 million in 2002 from a loss of Ps.44 million in 2001. In 2002, the variation was mainly due to the increase by Ps.304 million of the net financial gain due mainly to the appreciation of the peso and the net effect of the adjustment for inflation.

Net (loss)/Income

We had a net income of Ps.250 million in 2002 and a net loss of Ps.201 million in 2001.

Comparison of Results of Operations for the Years Ended December 31, 2003, September 30, 2002 and 2001.

General Considerations

All references made below to 2003, 2002 and 2001 are to our fiscal years ended December 31, 2003, September 30, 2002 and 2001. The following discussion is based on the inflation adjusted amounts in pesos restated for inflation until February 28, 2003.

Moreover, references to “real terms” or “constant terms” are to amounts restated for inflation as described in Item 3: “—Key Information—Selected Financial Data” while references to “current terms” refers to historical amounts, not restated for inflation.

Net Revenues

Total net revenues were Ps.2,750 million in 2003, a 29% or Ps.1,109 million decrease from Ps.3,859 million in 2002. Net revenues decreased by 37% or Ps.2,295 million in 2002 from Ps.6,154 million in 2001. Our net revenues were affected by the pesification and freezing of Telefónica Argentina’s tariffs.

Inflationary conditions in Argentina, the pesification and lack of indexation of public services rates as described in Item 3: “Key Information—Risk Factors—Risks Relating to the Economic Crisis in Argentina—The devaluation of Argentine peso, the pesification and freezing of Telefónica Argentina’s tariffs, and the macroeconomic conditions prevailing in Argentina, have had, and may continue to have, a material adverse effect on our and Telefónica Argentina’s results of operations and financial condition”. The decline in revenues ion 2003 was principally due to the drop of approximately 36.5% in prices measured in real terms partially offset by an increase in the consumption of sundry services such as measured services, public phones, access charges and a decrease in discounts to customers and an increase in access charges due to price re-negotiation with other operators.

Operating revenues figures presented by category of services in this Annual Report are derived from Telefónica Argentina’s accounting records, certain reports from Telefónica Argentina’s billing systems and certain estimates made by Telefónica Argentina’s management. This breakdown is not included in our Consolidated Annual Financial Statements.

The following table shows operating revenues in millions of pesos restated for inflation until February 28, 2003 by category of services for the years ended December 31, 2003, September 30, 2002 and 2001, net of any intercompany transactions.

	December 31, 2003	September 30, 2002	September 30, 2001
	(in millions of pesos restated for inflation until February 28, 2003)
Basic Telephone Service
Measured service	807	1,171	1,797
Monthly basic charges(1)	666	1,041	1,492
Special services	381	479	670
Installation charges	32	61	123
Public phones	180	283	487
Access charges	323	365	690
International long-distance service	105	146	312
Direct Lines	83	123	178
Publishing of telephone directories	64	59	118
Other	109	131	287

Total	2,750	3,859	6,154

(1)	Includes monthly basic charges and charges for supplemental services.

Basic Telephone Service

Measured Service

Measured service includes revenues that are collected from local and domestic long-distance calls made by its customers to other of its customers over its network. Measured service also includes revenues that are collected from local and long-distance calls made by its customers to customers of other operators that are routed over its network as well as through other operators’ networks. In the case of the latter, Telefónica Argentina bills and collects payments from its customers for the call, which Telefónica Argentina recognizes as revenues, but pays other operators for the cost of using their networks. See below “—Cost of Services Provided, Administrative and Selling Expenses” and “—Fees and Payments for Services”.

Measured service decreased by 31.1% to Ps.807 million in 2003 from Ps.1,171 million in 2003. Measured service also decreased by 34.8% in 2002 from Ps.1,797 million in 2001.

In 2003, the decrease was principally due to: a decrease in rates measured in real terms by approximately 36.5% as a result of applying the same rate per telephone pulse of Ps.0.0469 in each year in the inflationary context previously described, and a decrease of approximately 0.22% in the total average number of billable lines, partially offset by: (1) a decrease in commercial discounts in 2003 compared to 2002, and (2) a 6.4% increase in average local and national long-distance consumption per line (3) a increase of approximately 0.2% in the total average number of billable lines.

In 2002, the decrease was due principally to: (1) a decrease in rates measured in real terms of approximately 28% as a result of the pesification and freezing of the rates at a rate per telephone pulse of Ps.0.0469 in both 2002 and 2001 in a highly inflationary environment, partially offset by an average decrease in commercial and low consumption discounts in 2002 compared to 2001 (2) a decrease in average local and domestic long-distance traffic per line by 15.3% as a result of the recession and (3) a decrease in the average number of billable lines of measured service by 10%. See Item 4: “Information on the Company—Business Overview—Domestic Long-Distance Service”.

Monthly Basic Charges

Monthly basic charges, which include the monthly basic charges of measured service lines and prepaid lines, decreased by 36.0% to Ps.666 million in 2003 from Ps.1,041 million in 2002 and decreased by 30.0% in 2002 from Ps.1,492 million in 2001. In 2003, the decrease was mainly due to the rate reduction in real terms (net of discounts) of about 36.5% as a result of the application in 2003 of the same rate applied in 2002.

In 2002, the decrease was mainly due to a rate reduction in real terms of approximately 42% as a result of the effect of the pesification and freezing of the tariffs in a highly inflationary environment, partially offset by a reduction in discounts granted to customers. In addition, there were increases in the number of customers who were disconnected in 2002, mainly for non-payment.

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

Special services decreased by 20.4% to Ps.381 million in 2003 from Ps.479 million in 2002 and decreased by 28.5% from Ps.670 million in 2001. The variation in 2003 was mainly attributable to the effect of inflation, which stood at 36.5%, partially offset by an increase of Ps.7 million in Digital Trunk Access services, Ps.27 million in prepaid cards, and Ps.13 million in Internet access and traffic in current terms, mainly due to higher consumption. Internet traffic with internet access increased approximately 8.4% to 6,025 million minutes in 2003 from 5,557 million minutes in 2002.

The changes in 2002 were principally due to a drop in prices in real terms that have affected the digital trunk access, collect call charges, prepaid cards and internet access and traffic services. Rates paid by customers for most of these services were pesified as a result of the Public Emergency Law but as they are not regulated tariffs, they were not frozen. Internet traffic with internet access decreased approximately a 23.9% to 5,557 million minutes in 2002 from 7,307 million in 2001. Furthermore, during 2002 there was an increase of 8% in consumption from the sale of prepaid cards that did not fully compensate the rate reduction in real terms.

Installation Charges

Revenues from installation charges, which consist primarily of fees for installation of new phone lines, decreased by 47.5% to Ps.32 million in 2003 from Ps.61 million in 2002 and decreased by 50.4% in 2002 from Ps.123 million in 2001. In 2003 the change was mainly due to a decrease in prices in real terms, partially offset by an increase in line connections. The decline in 2002, the change was principally due to a decrease in the number of basic telephone lines installed during 2002 as compared to 2001, a decrease in prices in real terms considering the pesification and freezing of Telefónica Argentina’s tariffs.

Public Phones

Revenues for public phones decreased by 36.3% to Ps.180 million in 2003 from Ps.283 million in 2002 and decreased by 41.8% in 2002 from Ps.487 million in 2001. In 2003 the decrease was mainly due to a drop in prices in real terms of about 36.5% slightly offset by a 2.6% increase in the average number of lines of public telephony service and a 1.8% increase in the average consumption by line.

In 2002, the decrease was mainly due to: (1) a drop in prices in real terms partially offset by lower commissions paid; (2) lower traffic from pay phones operated by third parties of approximately 14%; (3) a reduction of 13% in the number of semi-public lines installed; and (4) a decrease by 9% and 15% in public telephones installed and traffic, respectively.

Access Charges

Access charges decreased by 11.5% to Ps.323 million in 2003 from Ps.365 million in 2002 and decreased by 47.1% in 2002 from Ps.690 million in 2001. The decline in 2003 was due to an average increase in interconnection consumption of approximately 6% and the renegotiation of prices with other operators, offset by a decrease in charges of approximately 11 % in real terms. Revenues for 2003 includes Ps.51 million of non-recurrent amounts relating to price renegotiation. See note 2.4.o) to the Consolidated Annual Financial Statements.

In 2002, the variation was mainly due to a decrease in rates in real terms as a result of inflation, the price cap and the pesification of these charges and a decrease in the consumption of interconnection services by cellular telephone and long-distance operators.

International Long-Distance Service

Telefónica Argentina’s amount of operating revenues from international long-distance service depend on the volume of traffic, the rates charged to our customers, charges to the other Argentine telecommunications providers that place international calls through our international network, and the agreed rates charged among foreign telecommunications carriers and correspondents. Payments between carriers are usually made on a net settlement basis. The contribution of net settlements from foreign telecommunications carriers to Telefónica Argentina’s total revenues from international services declined by approximately Ps. 26 million and Ps. 33 million for fiscal years ended 2003 and 2002, respectively. The contribution of net settlements from foreign telecommunications carriers to Telefónica Argentina’s total revenues from international services represented approximately Ps. 2 million of those revenues in fiscal year 2001 (historical amounts).

International long-distance service revenues decreased 28.0% to Ps.105 million in 2003 from Ps.146 million in 2002 and decreased in 2002 by 53.2% from Ps.312 million in 2001. These revenues include gross revenues charged to Telefónica Argentina’s customers net of the cost of termination charges since we account for them on a net settlement basis. This change in 2003 was mainly due to: (1) a 0.1% increase in customer outgoing tariffs in pesos in real terms mainly because of a decrease in discounts, (2) a 0.4% increase in the incoming traffic liquidated with other international carriers and (3) a decrease in the outgoing traffic liquidated with other international carriers of approximately 5.5%. All of these effects were partially offset by a 16.1% decrease in customers’ outgoing traffic.

The decline in 2002 was mainly due to a reduction of rates in real terms, partially offset by a decrease in discounts granted. The impact of the pesification and freezing of Telefónica Argentina’s tariffs and the devaluation of the peso raised the cost in pesos of termination charges to foreign carriers, which are in U.S. dollars. Likewise, there was a reduction in incoming and outgoing traffic with other international operators of approximately 28% and 1%, respectively. The decline in outgoing traffic was primarily a result of the recession.

Direct Lines

Revenues from Direct lines decreased by 32.5% to Ps.83 million in 2003 from Ps.123 million in 2002 and decreased by 30.9% in 2002 from Ps.178 million 2001. In 2003 the decline was due to the 36.5% price drop in real terms and a reduction of charges of 36% in current terms and a reduction in digital direct lines. In 2002 the decline was due to the price drop in real terms and a decrease in digital lines of approximately 11%.

Publishing of Telephone Directories

Publishing of telephone directories, which Telefónica Argentina conducts through its wholly owned subsidiary, Telinver, increased by 1% to Ps.64 million in 2003 from Ps.59 million in 2002 and decreased by 50.0% in 2002 from Ps.118 million in 2001. Revenues from the publishing of telephone directories consist primarily of advertising sales. In 2003 the variation was mainly due to a drop in the publishing prices in real term, partially offset by an increase in average amounts paid by advertisers. The decrease in 2002 was mainly a result of the decline in prices in real terms, to the rescheduling of the distribution of certain directories which had been issued in 2001 but not in 2002 and a decrease in the number of advertisements of approximately 25%.

Other Revenues

Other revenues decreased by 16.8% to Ps.109 million in 2003 from Ps.131 million in 2002 and decreased by 54.4% from Ps.287 million in 2001. In 2003, the decline was mainly due to the price drop in real terms and a 13% decrease in the sale of fixed terminals and other telephone equipment. This decrease was partially offset by a 25% increase in invoicing services and collections, network capacity and other services. In 2002, the variation was primarily due to an decrease in invoicing services and collections, network capacity and other services and an increase in retail sales.

Cost of Services Provided, Administrative, Selling Expenses

Cost of services provided, administrative, selling expenses, depreciation and amortization decreased by 33.2% to Ps.2,508 million in 2003 from Ps.3,753 million in 2002 and decreased by 19.6% in 2002 from Ps.4,668 million in 2001. Costs of services provided, administrative and selling expenses, excluding depreciation and amortization of Ps.1,293 million in 2003, Ps.1,435 million in 2002 and Ps. 1,361 in 2001, amounted to Ps.1,215 million in 2003, Ps.2,318 million in 2002 and Pd. 3,307 million 2001, representing a decrease of 47.6% in 2003 and 29.9% in 2002. In 2002, we made a concerted effort to reduce our expenses in line with our reduced revenues.

The following table shows the breakdown of expenses for the years ended December 31, 2003, September 30, 2002 and 2001, net of intercompany transactions. The amounts as of December 31, 2003, September 30, 2002 and 2001 have been restated for inflation until February 28 , 2003. The amounts in the following table have been reclassified to facilitate the discussion of the results of operations.

	Fiscal Year Ended December 31, 2003	Fiscal Year Ended September 30, 2002	Fiscal Year Ended September 30, 2001
	(in millions of pesos restated for inflation until February 28, 2003)
Salaries, social security taxes and other personnel expenses	368	547	796
Depreciation and amortization(1)	1,293	1,435	1,361
Fees and payments for services	509	754	1,233
Material consumption and other expenses	58	104	131
Management fee	86	147	271
Allowance for doubtful accounts (2)	(13)	472	381
Equipment sales cost	26	21	173
Other	181	273	322

Total	2,508	3,753	4,668

(1)	Excluding amortization of deferred financing costs.
(2)	In 2003, net of $79 million of doubtful accounts recovery.

Salaries, Social Security Taxes and Other Personnel Expenses

Salaries, social security taxes and other personnel expenses decreased by 32.7% to Ps.368 million in 2003 from Ps.547 million in 2002 and decreased by 31.3% in 2001 from Ps.796 million in 2001. In 2003 the decrease was mainly due to a drop in salaries in real terms. In current terms, salaries and social security taxes increased Ps.22 million, or 6.7%, to Ps.348 million in 2003 from 326 in 2002. The increase in 2003 in current terms was mainly due to salary raises and non-remuneratory payments made to the employees. These increases were slightly offset by a decrease in Telefónica Argentina’s average headcount, to 8,867 in 2003 from 9,419 in 2002. See Item 3:”Risk Factor-Factors Related to Us-Telefónica Argentina employs a largely unionized labor force and could be subject to an organized labor action”.

In 2002, the decrease was mainly due to: (1) a drop in real terms in salaries during 2002 as compared to 2001 and excluding Telinver (2) a reduction in personnel in Telefónica Argentina’s average headcount from 9,832 in 2001 to 9,419 in 2002.

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

Depreciation and Amortization

Total depreciation and amortization (excluding the portion corresponding to financial expenses) decreased by 9.9% to Ps.1,293 million in 2003 from Ps.1,435 in 2002 and increased by 5.4% in 2002 from Ps.1,361 million in 2001. There was no material change in depreciation and amortization in real terms because of the effect of the restatement of our assets for inflation. The decrease in 2003 was mainly due to assets that were no longer depreciated during the years compared including software and licenses, partly offset by the depreciation generated by investments as a consequence of increased activity during the second half of 2003.

In 2002, the change was principally due to the amortization of the net book value of goodwill related to Telefónica Argentina’s internet business and to the completion of works in progress after September 30, 2001, the depreciation of which started as of such date, which increase was almost fully offset by the amortization of the intangible assets that resulted from the acquisition of 51% of Telefónica Argentina’s common stock in November 1990 and organization and operating expenses, which were amortized over a ten-year period by the straight line method were totally amortized during the quarter ended December 31, 2000.

Fees and Payments for Services

Fees and payments for services decreased by 32.6% to Ps.509 million in 2003 from Ps.754 million in 2002 and decreased by 38.8% in 2002 from Ps.1,233 million in 2001.

In 2003 the change was mainly due to the effect of inflation in real terms of approximately 36.5%. In current terms there was an increase in Ps. 41 million, or 9%, to 502 million in 2003 from Ps.461 in 2002 in Telefónica Argentina. The increase in 2003 in current terms amount was due to:

•	increase in fees for technical services, information technology and advice and consulting services of Ps. 17 million due to mere services agreements and renegotiated prices;

•	increase in interconnection charges with other operators of Ps.9 million as consequence of the renegotiations of prices and increases in consumption, including Ps.15 million relating to non-recurrent expenses

•	increase in advertising charges of Ps.8 million for mass media advertising and telemarketing campaigns;

•	increase of Ps. 14 million in building maintenance costs, principally moving and refurbishment expenses, including the transfer of the corporate headquarters to the SK Tower; and

•	increase in security services, communication charges and traveling expenses Ps.3 million.

These increases were partially offset by a reduction in:

•	network maintenance of Ps.4 million due to lower expenses in cable theft that had a material impact in 2002;

•	access charges in the Northern Region of Ps.2 million due to a lower presence of Telefónica Argentina in the Northern Region; and

•	sales commissions of Ps.2 million.

In 2002, the variation was basically generated by a reduction in service costs in real terms and a decrease in the use of these services due to Argentina’s economic crisis. In 2002, Telefónica Argentina experienced:

•	declines in advisory and consulting expenses by Ps.79 million, services related to information systems by Ps.79 million, sales commissions by Ps.50 million, costs related to affiliated companies by Ps.58 million and temporary personnel costs by Ps.8 million;

•	decreases in interconnection charges with other operators by Ps.118 million due to a decrease of consumption and tariffs (in real terms) and a decrease in access costs in the northern region for Ps.23 million;

•	decreases in expenses related to building renovation incurred during 2001 by Ps.33 million and other network maintenance costs for Ps.39 million;

•	elimination in 2002 of the reduction in social security tax (UIT);

•	decreases in advertising expenses of Ps.173 million mainly related to the completion of certain advertising campaigns carried out mainly in 2001; and

•	decrease in traveling, safety and communications expenses by Ps.28 million.

Material Consumption and Other Expenses

Material consumption and other expenses decreased Ps.46 million to Ps.58 million in 2003 from Ps.104 million in 2002 and decrease of Ps.27 million in 2002 from Ps.131 million in 2001. The variation in 2003 was mainly due to the effect of the inflation. The variation in 2002 is primarily the result of lower consumption of certain materials resulting from the decrease in business activity.

Management Fee

The decrease in the management fee of 41.5% to Ps.86 million in 2003 from Ps.147 million in 2002 was mainly due to the decrease of the percentage used to determine the obligation, from 9% to 4% beginning May 2003, and a decrease in the operating income before Telefónica Argentina’s amortization and depreciation of Ps.1,536 in 2003 from Ps.1,544 in 2002. The decrease of 45.8% to Ps.147 million in 2002 from Ps.271 million in 2001 was mainly due to the decrease in the operating income before amortization and depreciation of Ps.1,544 million in 2002 from Ps.2,850 million in 2001. See Item 4: “Information on the Company—Business Overview—Management Contract—Management Fee” for a description of the management fee.

Allowance for Doubtful Accounts

The charge to the allowance for doubtful accounts stood at Ps.472 million in 2002 to a reversal of the allowance for uncollectible debts of Ps.13 million in 2003, and an increase of Ps. 91 million to a charge of Ps.472 in 2002 from a charge of Ps.381 million in 2001.

This reversal in 2003 is due to the fact that in 2002, as a consequence of the crisis suffered in Argentina, Telefónica Argentina prepared an estimate of past due trade receivables, taking into account possible collection terms and conditions resulting from debtors in arrears and the new recoverability plans implemented by Telefónica Argentina by the end of 2002. In 2003, Telefónica Argentina designed different plans to manage overdue balances and collections, resulting in a decrease in the charges for the year and recovery of provisioned customers. The effect in 2003 could be summarized as follows: in the first place, charges for the allowance for uncollectible debts amounted to Ps.66 million, representing a 86% decrease as compared to Ps.472 million in 2002. On the other hand, a total recovery of Ps.79 million was recorded in 2003 from collection of balances from debtors in arrears.

The charge in 2002 was 12.2% in terms of allowance for doubtful accounts over net revenues, equivalent to 96.8% increase compared to 2001. The relative increase was due to a larger allowance for overdue accounts in fiscal year 2002, as certain customer categories were particularly affected by the economic crisis in the country.

Equipment Sales Cost

Sales costs, primarily related to the equipment sold, increased by 23.8% to Ps.26 million in 2003 from Ps.21 million in 2002 and decreased by 87.8% in 2002 from Ps.173 million in 2001.

In 2003 the variation was not material. In 2002, the decreased cost of sales results mainly from the decrease in equipment and telephone accessories sold.

Other

The charge to income of other operating costs decreased by 33.7% to Ps.181 million in 2003 from Ps.273 million in 2002 and decreased by 15.2% from Ps.322 million in 2001.

In 2003 the variation was mainly due to the decrease in costs in real terms of approximately 36.5%. The variation is mainly due to a decrease in leases related to the transfer of the corporate headquarters to the new building, offset by an increase in taxes million due to the higher activity, an increase in costs of transportation and increased cost of insurance.

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

Other Expenses, Net

Other expenses, net decreased 53.6% to Ps.71 million in 2003 from Ps.154 million in 2002, and decreased 38.1% from Ps.249 million in 2001. In 2003, in current terms, the variation was of Ps.37 million from Ps.104 million in 2002 to Ps.67 million in 2003. The change in current terms mainly results from a reduction in contingency charges, a decrease in fixed assets retirement and in employee termination charges.

The decrease in 2002 is mainly due to a decrease in charges in real terms. Most of the variation is due to employee termination costs of Ps.84 million and a decrease in fixed assets retirements by Ps.4 million. In addition, the charges for contingencies in 2002 increased by Ps.12 million.

Financial Gains and Losses

Consolidated gross capitalized interest included in construction in process for the fiscal year ended December 31, 2003 amounts to Ps. 8 million. Gross capitalized interest and exchange difference net of the effect of inflation, if applicable, included in construction in process for the fiscal years ended September 30, 2002 and 2001 totaled Ps.40 million, including Ps.29 million corresponding to capitalized exchange difference, and Ps.88 million, respectively (in pesos restated for inflation until February 28, 2003). In 2003, financial losses on assets were Ps.74 million in 2003 compared to a loss of Ps.750 million in 2002 compared to a loss of Ps.106 million in 2001. There were financial incomes on liabilities of Ps.348 million in 2003, losses of Ps.3,320 million in 2002 and losses of Ps.479 million in 2001. In 2003 the revaluation of the peso on the net monetary position in foreign currency, net of the result from the monetary gain/loss, amounted to a gain of Ps.918 million, a loss of Ps.3,418 million in 2002 and a loss of Ps. 194 million in 2001. In 2003, the variation is mainly due to the appreciation of the peso to the U.S. dollar. In addition, the increase in the amount of interest from higher interest rates and the rate of exchange, in those cases in which interest was payable in a foreign currency, led to an increased loss of Ps.83 million, net of monetary gain/loss and a loss from the exposure to inflation of monetary assets and liabilities in pesos of Ps.96 million. The change in 2002 was mainly due to the increase in our financial debt compared to the previous fiscal year.

Income/(Loss) Before Income Tax, Minority Interest, and Net Income/(Loss) from Spun-off Businesses

Income before income tax, minority interest, and net Income from spun off businesses was Ps.419 million in 2003 compared to a loss of Ps.4,149 million in 2002 compared to an income of Ps.610 million in 2001. In 2003, the variation was mainly due to a decrease in the net monetary position in foreign currency, which, net of the result from the monetary gain/loss, amounted to Ps. 2,535 million of the liabilities due mainly to the appreciation of the peso and the net effect of the adjustment for inflation. In 2002, the loss was mainly attributable to the net monetary position in foreign currency, mainly due to the peso devaluation.

Income tax and Tax on minimum presumed income:

Income tax and Tax on minimum presumed income charges have been nil in 2003 from a loss of Ps.120 million in 2002 and decreased by 57.4% from a loss of Ps.282 million in 2001. The 2002 charge was mainly due to reversal of the deferred tax liabilities of Telefónica Argentina in the beginning of 2002 as a consequence of the principal effects of the devaluation on the calculation of the deferred tax income.

Net Income/(Loss)

We had a net income of Ps.277 million in 2003, a net loss of Ps.2,955 million in 2002 and a net income of Ps.44 million in 2001.

Taxes

Income Tax and Minimum Presumed Income Tax: When there is taxable income, we calculate the income tax charge by applying the legally stipulated tax rate of 35% to the taxable income for the year.

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

Value-Added Tax: VAT does not have a direct impact on the results of operations of Telefónica Argentina. VAT rates on revenues are 21%, 27%, 31.5%, 40.5% and 44.15%, depending on the type and tax situation of the customer. On June 2004 the 40.5% rate will no longer be applicable. The weighted average rate for current customers is between 24% and 26% of revenues. Since April 10, 1995, banks have been required to withhold, on behalf of the Argentine government, 8% of VAT on the bills they collect on behalf of Telefónica Argentina. The VAT actually deposited by Telefónica Argentina is the net amount resulting from the amount billed to customers minus the sum of the amounts withheld by banks and the amounts charged to Telefónica Argentina by its suppliers in connection with the purchase of goods and services.

Law No. 25,360 allows VAT credits generated by capital assets, depreciable assets or real property acquired after November 1, 2000 to be offset against other national taxes except social security, or their reimbursement to be requested, provided that such credits cannot be offset against VAT obligations arising out of business activities during a year, and on condition that the property of reference is still part of the taxpayer’s assets. Decree No. 493/01 established a 50% reduction of the capital goods VAT rate, and at the same time revoked certain exemptions (leasing of commercial real property and others). Law No. 25,717 as of January 10, 2003 suspended the possibility of compensation or reimbursement for such VAT credits.

Tax on Bank Checking Account Transactions:

Law No. 25,413 (published in the Official Gazette on March 26, 2001), as amended and regulated, establishes, with certain exceptions, a tax levied on debits and credits on bank accounts maintained at financial institutions located in Argentina and on other transactions that are used as a substitute for the use of checking bank accounts. The general tax rate is 0.6% for each debit and credit; however, there are increased rates of 1.2% and reduced rates of 0.075%, depending upon certain conditions. Local checking bank accounts are subject to the 0.6% rate.

Other Taxes: The tax assessed on Telefónica Argentina to finance the activities of the Regulatory Authority is levied on total monthly revenues from the provision of telecommunications services, net of any applicable tax on the revenues at a rate of 0.5%. Amounts paid to other service providers for access charges are deductible as soon as such service provider pays the tax.

Decree No. 764/2000 approved the Rules for Universal Service which provide a subsidy mechanism for certain customer categories and zones considered of relatively high-cost for rendering basic telephone service, financed with a special contribution called “investment contribution commitment” of 1% of the revenues obtained from rendering the telecommunications services, net of any applicable tax. This tax is already accruing but the mechanism for receiving the tax amounts by the government and the assigning of subsidies has not yet been implemented by the Argentine government.

A “radioelectric rate” is also paid to the Regulatory Authority by Telefónica Argentina every four months in relation to radioelectric stations. Telefónica Argentina and we also pay provincial stamp taxes and other provincial and municipal taxes.

Social Security Contributions

As of July 1, 2001, Decree No. 814/01 increased to 16% the social security contributions related to the following subsystems: retirement, family allowance, employment fund and healthcare organization for retirees and pensioners. Contributions related to the healthcare organizations system were kept at 5%. At the same time, it provided that a percentage of such contributions, which varies depending on the geographic area where the payroll-employee work is performed, be calculated as a VAT credit. The net effect of both measures is zero with respect to the tariffs of Telefónica Argentina effective through December 31, 2001.

Law No. 25,453 raised, from August 1, 2001, the above rate from 16% to 20% for companies in the commercial and services sector.

Section 80 of Law No. 25,565 provided for an employer’s contribution of 6% to health plans and a 21% for the employers social security contributions related to the following subsystems: retirement, family allowance, employment fund and healthcare for retirees and pensioners. Decree 814/01 allowed a certain percentage of the employer’s contribution to be credited against VAT monthly tax liability.

Law No. 25,723, effective January 17, 2003, introduced changes to certain provisions of Decree No. 814/01 that are applicable to January 2003 employer contributions paid on or after February 1, 2003, reducing by 1.5% the available value-added tax credit on social security contributions and food vouchers. This change would not apply in geographical areas where the tax credit was over 7% before the amendment.

Following this amendment, value-added tax credits are no longer available on contributions made in respect of employees in the City of Buenos Aires and Greater Buenos Aires, while those for employees throughout the rest of the province of Buenos Aires and most of the provinces have been reduced by 1.5%, thus increasing net contributions.

Increases in Allowance Salaries

After the issuance of Decree 1,273/02, Decrees 2,641/02 and 905/03 established the mandatory payment of a monthly remuneratory amount of Ps.200 until December 31, 2003 to all the employees falling within the scope of collective bargaining agreements.

Decree 392/03 increased by Ps.224 the basic salary of employees governed by collective bargaining agreements. The amount of Ps.224 was added to the basic salary of such employees in 8 monthly installments of Ps.28 each from July 2003 to February 2004. This Ps. 224 increase qualifies as an integral part of the salary and is therefore subject to payments to social security and contributions.

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

Results of Operations in Accordance with U.S. GAAP

The main differences between net income calculated in accordance with U.S. GAAP and with Argentine GAAP are described in Note 24. to the notes to the Consolidated Annual Financial Statements. Net loss/income before extraordinary losses calculated in accordance with U.S. GAAP amounts to an income of Ps.703 million for the fiscal year ended December 31, 2003, a loss of Ps.4,545 million for the fiscal year ended September 30, 2002 and an income of Ps.91 million in September 30, 2001. After extraordinary loss calculated in accordance with U.S. GAAP of Ps.5 million in 2001 (net of tax effect of Ps.2 million), which represents the early settlement charge of the termination agreement executed by us and Merrill Lynch International on June 5, 2001, net loss/income calculated in accordance with U.S. GAAP amounts to an income of Ps.703 million in 2003, a loss of Ps.4,545 million in 2002 and an income of Ps.86 million in 2001.

U.S. GAAP adjustments to net income mainly relate to the following:

1) Net income under U.S. GAAP was affected by: (a) the reversal of inflation restatement and monetary results under U.S. GAAP (see Note 24.b.1 to the Consolidated Annual Financial Statements) of Ps.660 million, (b) the effect during the year of the deferral of installation revenues and amortization of net revenues deferred under the provisions of Staff Accounting Bulletin (“SAB”) 101 of Ps.22 million, (c) the reversal to income of the U.S. GAAP’s goodwill depreciation charge related to the investment in controlled companies representing an income of Ps. 10 million and (d) the reversal of the charge to income under Argentine GAAP of deferred capitalized exchange differences representing an income of Ps. 2 million. These effects were mainly compensated by the net effect during the year for debt refinancing costs and costs associated with the issuance of debt representing a loss of Ps.4 million and Ps.2 million, respectively.

Net income under U.S. GAAP for 2002 was influenced by the effects of the net effect during the year of the deferral of new installation revenues and amortization of net revenues deferred under the provisions of Staff Accounting Bulletin (“SAB”) 101 of Ps.19 million. These effects were mainly offset by: (a) the reversal of inflation restatement and monetary results under U.S. GAAP (see Note 24.b.1) of Ps.2,049 million, (b) expensing under U.S. GAAP of capitalized cost of refinancing of debt of Ps.14 million, (c) the expensing under U.S. GAAP of capitalized exchange differences of Ps.12 million, (d) the additional loss caused by the valuation of the derivatives instruments at fair value of Ps.30 million and (e) the reversal to income of the U.S. GAAP’s goodwill depreciation charge related to the investment in controlled companies representing an income of Ps. 10 million.

2) The U.S. GAAP adjustments for deferred income tax decreased to a loss of Ps.37 million in 2003 from a loss of Ps.60 million in 2002.

•	In 2003, the change was principally a result of the creation of a valuation allowance for the net deferred tax assets as of the year-end, under U.S. GAAP, which included a minimum presumed income tax credit that increased in the amount of Ps.37million in relation to the existing amount at the end of the previous year.

•	In 2002, the change was mainly due to the creation of a valuation allowance for the net deferred tax assets as of the year-end under U.S. GAAP which included a minimum presumed income tax credit. The creation of the allowance was the result of the estimation, considering the effects of the economic environment and the effects of the devaluation described in Notes 7 and 11 to the Consolidated Annual Financial Statements, of the “more likely than not” criteria for realization of the net tax assets mainly resulting from the income tax loss carry forward generated by the effect of the devaluation in taxable results.

B.	Liquidity and Capital Resources.

Sources of Funds

In prior years we had funded our working capital requirements, interest payments and amortization of debt out of dividends from Telefónica Argentina, external financing from financial institutions, from capital markets, additional issuance of Telefónica Argentina equity-linked securities, and loans from related companies. Telefónica Argentina has followed a financing policy that has combined the use of internally generated funds with the use of third-parties’ and major shareholder’s financing. As of December 31, 2003, consolidated current assets are lower than consolidated current liabilities in Ps.3,186 million. Our consolidated current liabilities include the equivalent of Ps.2,560 million (including U.S.$170 million and Ps.32 million of Series A and B Notes, respectively) or a 65% of debt owed to Telefónica Internacional. Our and Telefónica Argentina’s general financing policy is to cover future cash needs to achieve Telefónica Argentina’s investment plan and meet short and long-term obligations as they become due mainly with funds generated by the operations and, if possible, depending on the prevailing economic situation, attempt to refinance of our and Telefónica Argentina’s indebtedness. However, due to the macroeconomic situation described elsewhere and the regulatory situation affecting rates, as of the date of issuance of this Annual Report, third parties’ credit lines are not available in amounts sufficient to enable us and Telefónica Argentina, together with internally generated funds, to meet current debt obligations. Furthermore, it is not possible to determine whether this situation will change favorably in the short term.

As of December 31, 2003, Telefónica Argentina has consolidated financial and banking debt of Ps.4,535 million, of which Ps.2,553 million are classified as non-current in the balance sheet and relate to agreements that provide for acceleration, after the implementation of certain steps in the amounts outstanding, if other obligations are in default. Since early December 2001, Argentine authorities implemented a number of monetary and currency exchange control measures that mainly included restrictions on the withdrawal of funds deposited with banks and tight restrictions for making transfers abroad, with the exception of those related to foreign trade and other authorized transactions, most of which have been eliminated as of the date of issuance of these financial statements. Telefónica Holding, a shareholder of us, is evaluating our financing needs considering the Argentine economic situation and the current difficulties to have access to credit, and has expressed its commitment to use its best efforts to provide financing directly or indirectly, subject to Telefónica Holding’s own fund availability, which depends on the evolution of the issues affecting Telefónica Holding’s own financial situation. On the other hand, Telefónica(Telefónica Internacional’s parent company) has advised us and Telefónica Argentina that, as of the date of issuance of this Annual Report, it was still evaluating the Argentine macroeconomic context and analyzing financing alternatives for such companies, including the possibility of refinancing or not over the long-term its current loans with us and, if necessary, providing additional financing. Consequently, our and Telefónica Argentina’s ability to meet our short term liabilities will depend on Telefónica Internacional’s continued refinancing of the loans granted to us and to Telefónica Argentina, and the availability of other financing sources either from related or third parties which, to date are not available in sufficient amounts. Should no financing alternatives be available for us and Telefónica Argentina or should we and Telefónica Argentina not succeed in obtaining refinancing, including our indebtedness with Telefónica Internacional we would not have sufficient funds available to meet our current liabilities (including those disclosed as current on the consolidated balance sheet as of December 31, 2003 and such non-current liabilities that would become current, if creditors claimed a default) payable to domestic and international creditors. Although we and Telefónica Argentina will continue to make our best effort to obtain such financing, which to date have had favorable results evidenced by waivers granted from Telefónica Internacional and the exchange of Telefónica Argentina’s short term for long-term debt and short-term refinancing in the exchange offers, as of the date of issuance of this Annual Report it is not possible to assure what the result of such negotiations will be, and, consequently, whether we and Telefónica Argentina will be able to settle our current liabilities in the normal course of business and maintain our normal operations. If Telefónica Internacional agrees to continue to roll over most of it loans to us and Telefónica Argentina, we currently expect to be able to cover our and Telefónica Argentina’s short term obligations with unrelated parties using internally generated funds plus current short term investments if there are no significant changes in the short term operating and financing costs due to the macroeconomic situation such as inflation and devaluation. See “—Debt—Exchange of Notes” and Note 7.3.1. to the Consolidated Annual Financial Statements.

Negotiable Obligations

Our ordinary and extraordinary shareholders’ meeting held on March 31, 1997, approved the creation of a Global Program for the issuance of negotiable obligations (the “Program”). Such negotiable obligations are nonconvertible into shares, for a maximum outstanding amount during the term of the Program of U.S.$800 million or its equivalent amount in other currencies, unsecured, to be issued in different successive classes, which could be accumulative or not; such bonds are to allow for early redemption in cash or in kind, in the latter case with securities of other companies. In addition, the above-mentioned shareholders’ meeting delegated broad powers to the Board of Directors to determine the timing, features and other terms and conditions of the issuance.

Under the Program, our Board of Directors decided the issuance of two series of negotiable obligations: Series A for U.S.$225 million and Series B for Ps.175 million; for both Series the maturity date is August 1, 2004. On July 3, 1997 the CNV approved the issuance. On July 24, 1997, we placed all of the issuance on the market. The net proceeds of this transaction, which totaled approximately U.S.$395 million, were used to refinance bank debts maturing from January through September 1998.

In addition, on July 4, 2003, the meeting of 8.85% Series A noteholders approved the amendments to remove most of the events of default and covenants, other than those related to non-payment of principal and interest. Moreover, on July 22, 2003, the 10.375% Series B noteholders rejected the proposed amendments on the events of default and covenants. See Item 14: “Material modifications to the rights of security holders and use of proceeds—Amendment to certain provisions of 8.85% notes”.

On November 11, 2003, taking into account our financial condition, the Buenos Aires Stock Exchange resolved that trading of our negotiable obligations be transferred to reduced session in accordance with the rules of its listing regulations.

Subsequently, on December 18, 2003 we cancelled the negotiable obligations Series A acquired on September and November 2003 in the amount of US$4.88 million. Moreover, on March, 2004 we cancelled U.S.$14.1 million of the Series A Negotiable obligations. Therefore, the outstanding principal amount under Series A as of the date of this Annual Report is U.S.$ 206 million.

The following information is presented on a consolidated basis:

Cash Provided by Operating Activities. Cash flow from operations was Ps.1,485 million in the fiscal year ended December 31, 2003. Cash flow in 2003 from operating activities increased Ps.623 million from Ps.862 in September 30, 2002 from Ps.1,485 million in 2003. The increase of cash flows in 2003 was mainly due to the decrease in taxes, trade and other payables and a decrease in payments such as trade and other receivables.

Cash Flows from Continuing Investing Activities. In the fiscal year ended December 31, 2003, Telefónica Argentina made capital expenditures for Ps.143 million. All amounts are net of amounts financed by trade, bank and financial payables. Telefónica Argentina decreased substantially its capital expenditures in 2003 as compared to historical levels in response to the economic crisis in Argentina whereby we focused on conserving cash resources in the face of liquidity constraints. As a result since 2002 Telefónica Argentina has reduced capital expenses rapidly and invested only in those projects that generate cash flow in the near term and those that were deemed to be high priority. See “—Overview”.

Cash Flows from Continuing Financing Activities. In the fiscal year ended December 31, 2003, cash used in continuing financing activities was Ps.1,386 million of which Ps.954 million represented a net decrease in financial liabilities. Our outstanding foreign currency indebtedness was reduced to U.S.$1,925 million as of December 31, 2003 from U.S.$2,192 million as of September 30, 2002 . In addition, we paid no dividends in 2002 and 2003. We have increased our bank and other financial payables Ps.131 million in 2003. Moreover, Telefónica Argentina refinanced their notes due in 2004 and 2008 for new notes due in 2007 and 2010 for an amount of U.S.$ 409.7 million.

Investments in Fixed Assets and Capital Expenditures

The following table contains a breakdown of the capital expenditures of Telefónica Argentina for the fiscal year ended December 31, 2003:

Twelve Month Fiscal Year Ended December 31, 2003
(in millions of pesos restated until February 28, 2003(1)
Land, buildings and equipment	2
Transmission and switching equipment	85
External plant	7
Telephone equipment	17
Materials	21
Other	54

Total(2)	186

(1)	Allocation of construction in process and prepayments to vendors to each line item have been estimated.
(2)	Includes Ps. 45 million financed by trade payables.

Telefónica Argentina plans to continue only those projects that are required to maintain the quality of its services, generate cash flow in the near term and necessary maintenance expenses and those that are deemed to be high priority.

Telefónica Argentina’s fixed assets were assessed for impairment based on their recoverable value on the basis of Telefónica Argentina management’s best estimate of future cash flows of our telecommunications business, considering current information and future telephone service rates estimates. The relationship between variables determining Telefónica Argentina’s revenues and expenses is currently mismatched as a result of the pesification and freezing of Telefónica Argentina’s tariffs in the context of a potentially inflationary economy and may continue to be mismatched depending upon the outcome of Telefónica Argentina’s pending tariff renegotiation with the Argentine government. Telefónica Argentina’s tariff renegotiation proposal attempts to achieve the relationship between variables determining revenues and costs, i.e. the “economic and financial equation” contemplated in Telefónica Argentina’s Transfer Contract. However, whether the recorded amount of fixed assets as of December 31, 2003 of Ps.7,329 million, Ps. 4,751 million considering our ownership interest in Telefónica Argentina, is fully recoverable, depends on the final effect that the outcome of the tariffs renegotiation may have on Telefónica Argentina’s economic and financial equation. See Item 4: “Regulatory Matters—Rates”.

Dividends

We did not pay any cash dividends to our preferred shareholder in the fiscal year ended December 31, 2003 and the three-month fiscal period ended December 31, 2002. Moreover, Telefónica Argentina made no dividends payment to shareholders in 2003 and 2002. The holders of our preferred capital stock are entitled to dividends payable on April 30 every year if we have liquid retained earnings or free reserves. As of the date of this Annual Report, there are accumulated unpaid but not yet due preferred dividends and preferred capital stock that has not been redeemed as set forth in the original schedule, because, as of April 30, 2003 and 2002, we did not have net realized profits or free reserves as stipulated by issuance conditions. Consequently, these unpaid amounts are not considered past due.

We must pay accrued and unpaid dividends and amortizations to our preferred capital stock holders before we can distribute dividends to our common shareholders.

According to the preferred capital stocks issuance conditions mentioned above, the holders of Class A shares of preferred capital stock are entitled to one vote per share as from April 30, 2003, since the tenth dividend payment date for such kind of shares has taken place, and there is preferred capital stock unredeemed as of such date.

Various shareholders’ meetings authorized the setting aside of a reserve for future dividends, that would be at the Board of Directors’ disposal to pay cash dividends, at the Board’s discretion. However, as we have accumulated losses, our Board of Directors would not currently be able to use the reserve to pay cash dividends until such accumulated losses are absorbed.

As of December 31, 2003, we have accumulated losses of Ps.2,408 million and a reserve for future dividends of Ps.838 million (in pesos restated for inflation until of February 28, 2003). Consequently, our dividend distribution is restricted.

Debt

We have outstanding as of December 31, 2003 the following unconsolidated indebtedness and preferred capital stock:

•	8.85% Notes due 2004 totaling U.S.$220 million, (in March 2004 we have cancelled U.S.$14.1 million);

•	10.375% Notes due 2004 totaling Ps.175 million ;

•	Ps.40 million (originally in U.S.$ and pesified by the Public Emergency Law No. 25,561, plus adjustment with CER) of our preferred capital stock and Ps.7 million in accumulated unpaid but not due preferred dividends; and

•	U.S.$155 million in short-term intercompany loans with Telefónica Internacional, not including U.S.$170 million of our 8.85% Series A Notes and Ps.32 million of our 10.375% Series B Notes (including accrued interest) maturing 2004, respectively, held by Telefónica Internacional. See Item 5: “Operating and financial Review and Prospects—Debt—Exchange of our Notes”.

Telefónica Argentina and Telinver have outstanding as of December 31, 2003 the following short-term indebtedness:

•	U.S.$79 million of 11.875% Notes due November 2004 (in March 2004, Telefónica Argentina cancelled U.S.$23 million);

•	banks and other financial institutions financing totaling the equivalent of U.S.$41 million; and

•	U.S.$538 million in intercompany loans owed to Telefónica Internacional due through August 2004.

Telefónica Argentina and Telinver have outstanding as of December 31, 2003 the following long-term indebtedness:

•	9.875% Notes due 2006 totaling U.S.$71.4 million;

•	11.875% Notes due 2007 totaling U.S.$189.7 million;

•	9.125% Notes due 2008 totaling U.S.$125.6 million;

•	9.125% Notes due 2010 totaling U.S.$220 million;

•	8.85% Notes due 2011 totaling U.S.$148.1 million;

•	10.375% Notes due 2011 totaling Ps.0.1 million convertible into U.S. dollars in August 2004; and

•	banks and other financial institutions financing totaling the equivalent of U.S.$116 million.

As of December 31, 2003, we had debt outstanding on an unconsolidated basis for Ps.1,301 million of which Ps.1,119 million are in U.S. dollars (U.S.$382 million). See Note 7 to our Consolidated Annual Financial Statements.

We have preferred capital stock determined in accordance with the issuance clause and the legal framework totaling Ps.40 million. The preferred capital stock adjusted for inflation according to the Notes 2.2 to the Consolidated Annual Financial Statements amounts to Ps.58 million. We believe that the difference of Ps.18 million in the value of preferred stock represents a redistribution of the total value of our capital stock between its common and preferred shareholders. The difference as of December 31, 2003 is comprised of an initial negative balance as of December 31, 2002 of 19 million (in pesos restated for inflation until February 28, 2003) and an increase of Ps.1 million (in pesos restated for inflation until February 28, 2003) corresponding to the evolution of the net balance of the preferred capital stock, generated by the effect of Decree No. 214/02 and related laws.

The preferred shares consist of two classes. Class A shares have a preference over Class B shares. Such preferred shares are entitled to dividends and amortization once a year. Our preferred capital stock was originally issued with a redemption value in U.S. dollars but the Public Emergency Law pesified our preferred capital stock at a Ps.1.00 per U.S.$1.00 exchange rate, subject to an adjustment by the CER accrued until the redemption date. The preferred capital stock also includes provisions that oblige us to control decisions of the Board of Directors and General Shareholder’ Meetings of Telefónica Argentina, and limit our ability:

•	to control less than a majority of Telefónica Argentina,

•	to make investments other than in the shares of Telefónica Argentina and assets incidental to the holding of the shares in Telefónica Argentina, and

•	to incur debt that shall cause all our debt to exceed at any time U.S.$850 million.

The preferred capital stock receives dividends and amortization payments on April 30 every year if we have net realized profits or free reserves. As we did not have net realized profits or free reserves on April 30, 2002, there are accumulated and unpaid but not yet due preferred dividends. For the same reasons we did not partially amortize the preferred capital on April 30, 2003. We will not make the preferred dividend or the amortization payment on April 30, 2004. Such situation does not constitute a breach of the terms and conditions of the preferred shares.

As of the date of this Annual Report we have met all our obligations under the terms and conditions of our Preferred Shares. See Note 4 of our Consolidated Annual Financial Statements.

According to the preferred capital stock issuance conditions, the holders of Class A shares of preferred stock are entitled to one vote per share as from April 30, 2003, since the tenth dividend payment date for the shares has taken place, and there is preferred capital stock unredeemed as of such date.

Exchange of Notes

On May 19, 2003 Telefónica Argentina’s Board of Directors approved offers to exchange the outstanding negotiable obligations issued by Telefónica Argentina and by us for new negotiable obligations issued by Telefónica Argentina plus a cash payment.

Offer to Exchange Telefónica Argentina’s Notes

Telefónica Argentina’s negotiable obligations included in the exchange offer were those issued in November 1994 for a principal amount of U.S.$300 million which were due in November 2004 and those issued in May 1998 for a principal outstanding amount of U.S.$368.5 million due in May 2008.

Holders of notes representing 73% of the aggregate amount of the notes issued in November 1994, and holders of notes representing 66% of the aggregate amount of the notes issued in May 1998, validly tendered their notes. Therefore, on August 7, 2003 Telefónica Argentina issued new notes for an aggregate amount of U.S.$189.7 million due November 2007 at a nominal interest rate of 11.875% per annum, and U.S.$ 220 million due November 2010 at a nominal interest rate of 9.125% per annum, respectively, and Telefónica Argentina paid U.S.$52.1 million in cash. Additionally Telefónica Argentina paid U.S.$12.5 million for interest accrued to that date.

Offer to Exchange Our Notes

Our 8.85% Series A notes for U.S.$ 225 million and 10.375% Series B notes for Ps.175 million, both issued in July 1997 and maturing in August 2004, were included in the exchange offer.

On August 7, 2003, Telefónica Argentina issued U.S.$148.1 million of 8.85% notes due 2011, and paid U.S.$ 24.0 million and Ps.4.6 million in cash in exchange of our Series A and Series B notes respectively, plus U.S.$ 0.2 million and Ps.0.1 million respectively for interest accrued. In addition, in exchange for our Series B notes, Telefónica Argentina issued Ps.0.1 million of peso-denominated 10.375% notes due 2011 which on August 1, 2004 will be converted into U.S. dollars denominated notes and will start to accrue interest at an annual nominal rate of 8.85%. Additionally, as described in note 7.3.1. to the Consolidated Annual Financial Statements, Telefónica Argentina transferred our notes acquired in this exchange offer to Telefónica Internacional, thus reducing Telefónica Argentina’s short-term financial debt with Telefónica Internacional in the equivalent amount of U.S.$174 million.

After the exchange completed on August 7, 2003, Telefónica Argentina’s outstanding notes are as follows as of December 31, 2003:

Month and year of issuance	Outstanding amount (in millions)	Maturity (month and year)	Annual interest rate (%)
11/94	U.S.$ 79.0 (a)	11/2004	11.875
05/98	U.S.$125.6	05/2008	9.125
06/02	U.S.$ 71.4	07/2006	9.875
08/03	U.S.$189.7	11/2007	11.875
08/03	U.S.$220.0	11/2010	9.125
08/03	Ps. 0.1 (b)	08/2011	10.375
08/03	U.S.$148.1	08/2011	8.85

a)	Net of U.S.$2 million Telefónica Argentina repurchased and cancelled in December 2003.
b)	On August 1, 2004, these notes will be converted to U.S. dollars and will start to accrue interest at a nominal rate of 8.85% per annum. Net of Ps. 0.1 million cancelled in October and December 2003.

The Telefónica Argentina’s shareholders’ meeting held on December 19, 2003 approved a global program of negotiable obligations which are not convertible into shares, denominated in pesos or in any other currency, with ordinary guarantee, in various series or successive tranches, either cumulative or non-cumulative, for a maximum outstanding amount of Ps.1.5 billion or their equivalent amount in other currencies, and delegated to the Board of Directors the power to set the remaining issue conditions and to decide to request or not authorization to quote in the BCBA or other foreign exchange markets. In addition, on March 22, 2004 Telefónica Argentina’s Board of Directors approved the main terms and conditions of the program. Telefónica Argentina’s intention is to raise funds from the Argentine peso market to the extent available under market conditions.

Related Party Indebtedness

As of December 31, 2003, we and Telefónica Argentina on a consolidated basis owed approximately Ps.2.029 billion (U.S.$692 million) to Telefónica Internacional, which matures substantially in 2004. On unconsolidated basis we owed the equivalent of Ps.453 million (approximately U.S.$154.6 million, U.S$ 150.6 of principal amount and approximately U.S.$4 million of accrued interests), not including Ps.531 million in negotiable obligations held by Telefónica Internacional. See “—Exchange of Notes”.

During 2003, most of our debt with Telefónica Internacional has been rolled over on a semi-annual basis and the debt owed by Telefónica Argentina with Telefónica Internacional has been rolled over on a monthly basis. These loans bear interest at six-month LIBOR plus between 8% and 9% per annum. These agreements established the usual commitments for these kind of transactions, including (1) requiring that such debt will be pari passu with all of our other debt, (2) clauses that establish that the creditor may accelerate the debt if there are changes in our or Telefónica Argentina’s equity, economic and financial situation that due to their adverse nature may affect our or Telefónica Argentina’s capacity to comply with the obligations assumed in the agreements or if there are restrictions that may limit our capacity to repay our or Telefónica Argentina’s debts, (3) giving this creditor the benefit of any financial covenant we have with any other creditor, (4) a clause that allows the creditor to make assignments, (5) certain financial covenants and (6) acceleration clauses that would be triggered in the event of certain court or out-of-court proceedings being initiated against us or any of our material subsidiaries which may result in an attachment or auction of assets exceeding a certain percentage of our shareholders’ equity or that of our material subsidiary.

During the fiscal year ended December 31, 2003, we and Telefónica Internacional executed an amendment to certain loan agreements whereby they agreed that Telefónica Internacional could determine, prior written notice, the conversion into principal of accrued interests as of each due date. During the fiscal year ended December 31, 2003, interests converted into principal under the above-mentioned loans amounted to U.S.$12 million.

Telefónica Internacional has advised us in writing, that until September 20, 2004, it waives certain covenant defaults subject to certain conditions and that it will not accelerate our loans on the basis of the effects of the Public Emergency Law. This waiver does not constitute a roll over through the date of the waiver. See Item 3: “Key Information—Risk Factors.” Regarding the maximum term provided by the above-mentioned waiver, as of December 31, 2003, we have classified as current liabilities, maturing in equal annual consecutive installments until April 30, 2007, a loan of U.S.$7 million (equivalent of Ps.20 million at the exchange rate in effect on December 31, 2003), whose original maturity date was noncurrent.

On May 20, 2003, Telefónica Argentina and Telefónica Internacional entered into an agreement whereby the former immediately assigned to Telefónica Internacional the title to and all credit rights arising from our notes acquired by Telefónica Argentina under the offer to exchange our notes described in Note 7.3.1.b) to the Consolidated Annual Financial Statements, with the notes being immediately and unconditionally accepted by Telefónica Internacional. Simultaneously with this assignment, Telefónica Internacional settled a portion of Telefónica Argentina’s financial debt (principal) to Telefónica Internacional as of that date. Consequently, after the agreement described above, Telefónica Internacional became the main holder of our negotiable obligations. See Note 7.3.3. to the Consolidated Annual Financial Statements. As of December 31, 2003, our negotiable obligations held by Telefónica Internacional amount to U.S.$164.3 million and Ps.30.9 million corresponding to Class A and Class B shares, respectively. Additionally, as of December 31, 2003, accrued interests of the mentioned negotiable obligations held by Telefónica Internacional amount to Ps.19.1 million.

Exposure to Foreign Exchange Rates

Our foreign currency financial and bank payables as of December 31, 2003 amounted to approximately U.S.$.1.8 billion (approximately Ps.5.3 billion), 21 million euro (approximately Ps.79 million), and 7.8 billion Japanese yen (approximately Ps.214 million). As of December 31, 2003, Telefónica Argentina also had the equivalent of approximately Ps.183 million of trade and other payables denominated in foreign currencies. Approximately Ps.479 million of our receivables and investments are denominated in foreign currencies.

In September 1999, Telefónica Argentina entered into a foreign currency swap agreement with Citibank N.A. to hedge the risk of fluctuations in the yen/U.S. dollar exchange rate in connection with its 7.8 billion Japanese yen loan granted by the Export-Import Bank of Japan (currently the Japanese Bank of International Cooperation). The loan matures in February 2011 and accrues interest at a rate of 2.3% per annum. The swap agreement provides for a fixed exchange rate of 104.25 yen per U.S. dollar. The interest rate paid to Citibank N.A. under the swap agreement during the term of the loan is 7.98% per annum. As of December 31, 2003, the amount of the related liability, taking into account the effect of the swap and the additional interest accrued, amounts to U.S.$84 million.

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

The swap agreements with Citibank establish, among other typical provisions for this type of transaction, provisions for acceleration of payments upon the failure to pay financial debts for amounts in excess of 2% of Telefónica Argentina’s shareholders’ equity.

In October and December 2003 Telefónica Argentina entered into currency future contracts known as non-deliverable forwards (“NDF”) to hedge the risk of fluctuations in the dollar exchange rate. With the NDF, the currency positions are offset upon maturity of the respective contracts, as cash is exchanged for the net resulting amounts. As of December 31, 2003, these contracts amounted to U.S.$25 million, maturing in April 2004. The collateral granted by Telefónica Argentina for these operations amounted to U.S.$ 1.4 million. These instruments are used to cover Telefónica Argentina’s short-term payment commitments due in U.S. dollars. As of April 12, 2004, Telefónica Argentina has entered into new NDF contracts amounting to U.S.$139.4 million, that will mature through September 28, 2004.

As of December 31, 2003, commitments covered by these contracts are as follows:

Hedged Underlying	Amount (in million)	Hedge maturity or closing date	Future exchange rate	Notional value (in million)
Interest 2007 Bonds	U.S.$11.2	04/20/04	Ps./U.S.$ 2.965	U.S.$10.0

Interest 2004 Bonds	U.S.$ 4.8	04/22/04	Ps./U.S.$ 2.960	U.S.$ 5.0

Interest 2010 Bonds	U.S.$10.0	04/23/04 04/28/04	Ps./U.S.$ 3.00 Ps./U.S.$ 3.00	U.S.$ 5.0 U.S.$ 5.0

As of December 31, 2003, there were no significant changes in the market value of the afore-mentioned future contracts.

Credit Ratings

On January 21, 2002, the Standard & Poor’s credit rating agency downgraded our foreign currency credit rating, and many other Argentine companies’ ratings, to “SD” or “selective default”. This revision reflected Standard and Poor’s view that these companies, including us, will find it “impossible” to meet some of their foreign currency obligations in a timely manner, due to sovereign-induced constraints prevailing at that time.

Our U.S.$8.85% Notes and Ps.10.375% Notes due 2004 are currently rated “CCC-”, or Currently Vulnerable, by Standard & Poor’s under its global scale, “raBBB-” by Standard & Poor’s under its national scale and “CCC” and “CC” by Fitch under its national and international scale, respectively. Although both Standard & Poor’s and Fitch have lowered their initial ratings of our notes to such ratings based on increased refinancing risk after the devaluation of the Argentine peso, the government-mandated pesification and freeze of tariffs, and the harsh macroeconomic conditions in Argentina, in the last months they upgraded our ratings due to the support that the controlling shareholder (Telefónica Internacional) has shown.

Credit Risk

Our only significant concentration of credit risk as of December 31, 2003 and for the three month fiscal year ended December 31, 2002 was with all levels of Argentine government (federal, provincial and municipal governments and governmental agencies). Telefónica Argentina’s trade receivables from the Argentine government amounted to Ps.55 million and Ps.75 million, as of December 31, 2003 and 2002, respectively (in pesos restated for inflation until February 28, 2003). The net revenues derived from services rendered to the Argentine government as a percentage of total net revenues were 3.7%, 3.1%, 3.5% and 3.9% for the years ended December 31, 2003, for the three month fiscal year ended December 31, 2002 and September 30, 2002 and 2001, respectively.

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

E.	Off- Balance Sheet arrangements

In connection with the PCS licenses, TCP S.A. (“TCP”) jointly with Telecom Personal (with respect to the Metropolitan Area ) and Miniphone (which successors are TCP and Telecom Personal), were required to issue promissory notes (“pagarés”) in favor of the Argentine Government to evidence their respective promises to pay the deferred purchase prices of their PCS licenses and to perform their respective obligations under such licenses. In that context, Telefónica Argentina provided, either to the Argentine Government directly or to banks as support for guarantees by such banks of certain of those pagarés, guarantees of payment of the outstanding balance of the pagarés with maturity in June 2001 and performance guarantees in the amounts of approximately U.S.$ 22.5 million, as well as approximately U.S.$ 45 million guaranteed jointly with Telecom.

TCP has informed us the duties arising from its PCS licenses have been complied. As of the date of this Annual Report, the CNC has not completed the technical audit related to the performance guarantees mentioned above. Any outstanding performance guarantees denominated in foreign currency have been converted into pesos.

Telefónica Argentina also signed an agreement with Intelsat U.K., a company registered under the laws of England, by which the common shares it holds in Intelsat Ltd. have been pledged as collateral for the payment of the obligations arising in relation to segment capacity utilized. Telefónica Argentina retains their voting and dividend rights on such shares as long as there is no event of default.

F.	Tabular disclosure of contractual obligations

The following table represents our consolidated contractual obligations and commercial commitments as of December 31, 2002:

	Payments due by Period (1) (in millions of pesos restated for inflation until February 28, 2003)
	Total	Less than 1 year	1-3 years		3-5 years		After 5 years
Contractual obligations
Long-Term Debt Obligations (1)(2)	7,155	3,556	837	(2)	1,334	(2)	1,428
Capital (Finance) Lease Obligations (3)	79	28	48		3		—

Operating Lease Obligations	17	5	8		3		1
Purchase Obligations	622	480	80		7		55
Other Long Term Liabilities	337	236	56		38		7
Total	8,210	4,305	1,029		1,385		1,491

(1)	Figures do not include taxes and interest.
(2)	Includes only bank and financial debt obligations and preferred stock capital and preferred dividends

Bank and financial debt includes principal and interest. A sizable portion of this debt bears interest at variable rates, consequently, we estimated interest payable based on interest rates in effect at December 31, 2003. Actual interest payments may significantly differ from these estimates on account of interest rate fluctuations. In addition, 96% of these obligations are foreign-currency debt, and therefore principal and interest payments are presented based on exchange rates in effect at December 31, 2003. Actual foreign currency debt payments may significantly differ from these estimates due to exchange rate fluctuations.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.

A.	Directors and Senior Management.

Our management consists of a Board of Directors. Our bylaws (Estatutos Sociales) provide for a Board of Directors consisting of no fewer than three and no more than eight directors and an alternate director for each sitting director. Our shareholders have currently fixed the number of directors and the number of alternate directors at eight. Each alternate director may attend meetings of the Board of Directors and vote in the absence of the director for whom he or she is acting. Directors and alternate directors are elected at the annual ordinary meeting of shareholders to serve one-year renewable terms.

In accordance with our bylaws, each director is elected by the shareholders for a term of one fiscal year (or until his successor is elected and qualified). The shareholders may elect alternate directors who replace the principal directors in the event that any vacancies arise. Executive officers serve at the discretion of the Board of Directors. We also have a Comisión Fiscalizadora (the Supervisory Committee), which is responsible for our supervision, and which consists of three síndicos or statutory auditors and three alternate statutory auditors appointed annually by the shareholders. The Board of Directors appoints the Secretary.

Our current directors and alternate directors are not independent as defined in Resolution No. 368 of the CNV. Under such resolution a director is not independent if any of the following apply:

•	the director is also a director of the controlling shareholder or any other entity controlled by or related to the controlling shareholder of the issuer;

•	the director is also a director of another entity, any of whose shareholders is also a shareholder of the issuer or its controlling entity or any other entity controlled by or related to the latter;

•	the director provides, or belongs to a professional corporation or association which provides, professional services to or receives any form of remuneration or fees from the issuer or its controlling entity or any other entity controlled by or related to the latter; and

•	the director provides, or belongs to a professional corporation or association which provides, professional services to or receives any form of remuneration or fees from another entity, any of whose shareholders is also a shareholder or the issuer or its controlling entity or any other entity controlled by or related to the latter.

The following is a list of the members of the Board of Directors and the Secretary to the Board of Directors as of the date of this Annual Report:

Name	Position	Date of Appointment	Appointing Affiliate
José María Alvarez Pallete	Chairman	2003	Telefónica Internacional
Mario Eduardo Vázquez	Vice Chairman	2003	Telefónica Internacional
Juan Ignacio López Basavilbaso	Director	1998	Telefónica Internacional
Miguel Angel Gutiérrez	Director	2001	Telefónica Internacional
Juan Carlos Ros Brugueras	Alternate Director	2000	Telefónica Internacional
Jaime Urquijo Chacón	Alternate Director	2003	Telefónica Internacional
Angel Jimenez Hernández	Alternate Director	2003	Telefónica Internacional
Manuel Alfredo Alvarez Trongé	Alternate Director	2003	Telefónica Internacional
Manuel Alfredo Alvarez Trongé	Secretary	2002	Not applicable

Set forth below are brief biographical descriptions of our directors.

José María Álvarez-Pallette López, 40, is the Chairman of our Board of Directors and a Spanish citizen. He holds a degree in business administration from the Universidad Complutense of Madrid; he also studied Business Administration at the Université Libre of Belgium. He joined Telefónica in February 1999 as Chief Financial Officer (“CFO”) of Telefónica Internacional. In September 1999, he became Corporate CFO at Telefónica, S.A. Since July 2002, he has been the Chief Executive Officer of Telefónica Internacional. In addition, he is member of the of the following Boards of Administrations, Telefónica de España, Telefónica Móviles, Telefónica Móviles España, Telefónica Data, Telefónica Internacional, Inmobiliaria Telefónica, Telefónica de Perú, Telefónica Argentina, Telesp. Telefónica CTC Chile, Compañía de Teléfonos de Chile Transmisiones Regionales, Telefónica Larga Distancia de Pueto Rico and Representative of Telefónica as Advisor of TPI.

Mario Eduardo Vázquez, 68, is our Vice Chairman and the Chairman of Telefónica Argentina since June 6th, 2003. He also serves the Board of Directors of Telefónica, S.A. For 33 years, he practiced at Pistrelli, Diaz y Asociados, the member firm of Arthur Andersen & Co. in Argentina, where he was a partner for 23 years, in charge of Argentine operations for over 20 years.

Juan Ignacio López Basavilbaso, 49, currently serves as a member of our Board of Directors. He is an Argentine citizen, is an engineer and holds a business postgraduate degree from the University of California at Berkeley. He joined the Finance Department of Telefónica Argentina in 1990, and was responsible for financial planning and capital markets until the end of 1994. He later served International Businesses Director of Telintar and acted as advisor to the general manager of Multicanal. He was appointed Finance Director of Telefónica de Argentina in April 1998, and since 1999 he has been our Chief Financial Officer. Before joining Telefónica de Argentina, he worked in the corporate banking department of Citibank in Buenos Aires.

Miguel Angel Gutiérrez, 45 joined us in 2002 as Vice Chairman of our Board of Directors and has dual Argentine and Spanish citizenship. In June 6th, 2003 he left our Vice Presidency and the Presidency of Telefónica Argentina, and was appointed member of our Board of Directors, and of the Boards of Directors of Telefónica Argentina and Telefónica Internacional. He is also President of ADESPA (Argentine Association of Privatized Companies) and Chairman of the Board of Directors of Autopistas del Oeste. He joined Morgan Bank in December, 1980.

Jaime Urquijo Chacón, 72, is an alternate member of our Board of Directors, a Spanish citizen and has an engineering degree from Madrid University and studied in USA on Economic Business Administration and Genetic. He joined Energia e Industrias Aragonesas, S.A. in 1952, working in this Company in different positions of management and made Chairman in 1972 his position until retirement in 2002. He also acted as Vice Chairman of Tabacalera, S.A. He is director of Logistica, S.A, Quimigal, S.A. and Dupont Iberica, S.A. senior Adviser of Credit Suisse in Spain and Vice Chairman of Fundanción Fondo para la Protección de la Naturaleza.

Juan Carlos Ros Brugueras, 42, is an alternate member of our Board of Directors and a Spanish citizen. He holds a law degree from Universidad Central of Barcelona and was admitted to the Ilustre Colegio de Abogados de Barcelona (the “Barcelona Bar”) in 1985. Until 1989, he practiced law at a leading Barcelona law office. From 1988 to 1990, he was resident partner of a Spanish law office in London. Between 1990 and 1997, he was a partner at a leading Barcelona law office and served as legal counsel and secretary to the board of directors of several Spanish and foreign businesses and companies.

Angel Jiménez Hernández, 54, currently serves as an alternate member of our Board of Directors. He is a Spanish citizen and holds a degree in telecommunications engineering from Universidad Politécnica de Madrid and an economy postgraduate degree from IESE (Barcelona). He is our Corporate Finance General Director and a member of the Corporate Committee. He has an extensive professional experience in spanish and american banking groups at Madrid, London and New York and he is an expert in corporate finance, global markets, mergers and acquisitions and management control. He also held a position at Telefónica, S.A. finance area.

Manuel Alfredo Alvarez Trongé, 45, currently serves as an alternate member and Secretary of our Board of Directors. He is an Argentine citizen, is a lawyer graduated with Honors from Universidad de Buenos Aires and he is an expert in corporate law, business and management, oil & gas and negotiation. He worked as a lawyer at the Superintendencia de Seguros de la Nación (the “National Superintendence of Insurance”) and served as Counsel of the Ministry of Justice of Perú and a Legal Manager of Perez Companc S.A. He is also a professor at Austral, Saint Andrews and Buenos Aires Universities, among others. He is the author of publications and books including Técnicas de Negociación para Abogados and Abogacía de Empresas y Cambio. He is a member of the American Corporate Counsel Association of Washington, D.C., Founder and Director of Asociación AIE Abogados Internos de Empresas and Arbitrator at the American Arbitration Association (AAA, New York).

Audit and Control Committee

The Board of Directors appointed as members of the Audit and Control Committee to Jaime Urquijo Chacón, José Maria Álvarez-Pallete López and Juan Ignacio López Basavilbaso. See Item 10: “Additional Information—Corporate Governance—Other Corporate Governance”.

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

The following table sets forth our statutory auditors and alternate statutory auditors:

Name	Affiliation	Position	Profession
Uriel Federico O’Farrell	Estudio O’Farrell	Statutory Auditor	Attorney
Juan O’Farrell	Estudio O’Farrell	Statutory Auditor	Attorney
Carlos Francisco Oteiza Aguirre	Estudio O’Farrell	Statutory Auditor	Attorney
Fernando Varela	Telefe	Alternate Statutory Auditor	Attorney
Mariana Rosa Laurence	Terra Networks Argentina	Alternate Statutory Auditor	Attorney
		Alternate Statutory Auditor	Attorney

The law firm of Estudio O’Farrell is our Argentine legal counsel as well as counsel to Telefónica Argentina and the companies controlled by it.

Other Positions Held

The following table lists positions that the members of the Board of Directors, the Secretary to the Board of Directors and the members of our Supervisory Committee hold in other companies, as of the date of this Annual Report:

Name	Profession	Company	Position

José María Alvarez Pallete López	Business Administrator	Telefónica de España	Director

		Telefónica Móviles	Director

		Telefónica Data	Director

		Telefónica Internacional	Chairman

		Inmobiliaria Telefónica	Director

		Telecomunicacoes de Sao Paulo TELESP S.A.	Director

		Telefónica Móviles España	Director

		Compañía Telefónica Chile Transmisiones Regionales	Director

		Telefónica de Argentina S.A.	Vice Chairman

		Telefónica CTC Chile	Vice Chairman

		Telefónica Perú	Vice Chairman

		TPI	Director

		Telefónica Larga Distancia de Puerto Rico	Director

		Telefónica Holding Argentina S.A.	Chairman

Mario Eduardo Vázquez	Accountant and Economist	Río Compañía de Seguros S.A.	Chairman

		Portal Universia Argentina S.A.	Director

		Central Puerto S.A.	Director

		Indra SI S.A.	Director

		Telefónica de Argentina S.A.	Chairman

		Telefónica Holding de Argentina S.A.	Vice Chairman

		Telefónica Móviles Argentina S.A.	Chairman

		Telefónica Comunicaciones Personales S.A.	Chairman

		Radio Móvil Digital Argentina S.A. S.A.	Chairman

		Radio Servicios S.A.	Chairman

		Telinver S.A.	Chairman

		Atento Argentina S.A.	Chairman

		Katalyx Argentina S.A.	Chairman

		Altocity.com S.A.	Vice Chairman

		E-Commerce Latina S.A.	Vice Chairman

		Adquira Argentina S.A.	Chairman

		Telefónica, S.A.	Director

		Telefónica Internacional S.A.	Director

Juan Ignacio López Basavilbaso	Engineer	Telefónica Comunicaciones Personales S.A.	Director

		Radio Móvil Digital S.A.	Director

		Radio Servicios S.A.	Director

		Telefónica Holding de Argentina S.A.	Director

		Telefónica Móviles Argentina S.A.	Director

		Altocity.com	Director

Miguel Ángel Gutiérrez	Businessman	Pinares de Alsina S.A	Chairman

		Los Pecanes S.A.	Chairman

		Grupo Concesionario del Oeste S.A.	Chairman

		Fundación Cruzada Argentina	Vice Chairman

		IDEA	Director

		Cámara Argentina de Comercio	Director

		Telefónica de Argentina S.A.	Director

		Telefónica Internacional	Director

Juan Carlos Ros Brugueras	Attorney	Telefónica Internacional de Chile S.A	Director

		Telecomunicações de São Paulo S.A.	Director

		SP Telecomunicações Holding S.A. Brasil.	Director

		Telefónica Larga Distancia de Puerto Rico Inc.	Director

		Telefónica Internacional Holding BV Holanda	Director

		Telefónica Venezuela Holding BV Holanda	Director

		Telefónica Chile Holding BV Holanda	Director

		Telefónica Internacional S.A.	Director

Jaime Urquijo Chacón	Engineer	Logística S.A.	Director

		Quimical S.A.	Director

		Dupont Ibérica S.A.	Director

		Fundación Fondo Nacional para la Protección de la Naturaleza	Vice Chairman

		Fundación Altadis	Vice Chairman

Ángel Jimenez Hernández		Telefónica Holding de Argentina S.A.	Director

Manuel Alfredo Álvarez Trongé	Attorney	Telefónica Data Argentina S.A.	Director

		Adquira Argentina S.A,	Director

		Katalyx Argentina S.A.	Director

Uriel Federico O’Farrell	Attorney	IX S.A	Chairman

		S y Asociados S.A.	Director

		Citelec S.A.	Director

		Transener S.A.	Director

		Transba S.A.	Director

		Petrolera del Cono Sur S.A.	Chairman

		Petrouruguay S.A.	Director

		Grupo Concesionario del Oeste	Director

		Royal & Sun Alliance Seguros Argentina S.A	Director

		Seguros (Argentina) S.A. Pigalá	Director

Juan O’Farrell	Attorney	Carboclor S.A.	Director

		El Nandú Chico S.A.	Director

		Pielcolor Argentina S.A.	Director

		Petrouruguay S.A.	Director

		Constructora San José Argentina S.A.	Director

		Petrolera del Conosur S.A	Director

Carlos Francisco Oteiza Aguirre	Attorney	Village Cinemas S.A.	Director

Mariana Rosa Laurence	Attorney	Terra Networks Argentina S.A.	Director

Fernando Varela	Attorney		Director

B.	Compensation.

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

During the fiscal year ended December 31, 2003, we did not pay our Board of Directors any compensation. Telefónica Argentina paid its Board of Directors Ps.8 million during its fiscal year ended December 31, 2003. The members of the Supervisory Committee have advised us that they have waived their right to receive fees for the year ended December 31, 2003.

C.	Board Practices.

Our Board of Directors’ duties and responsibilities are set forth by Argentine law and our bylaws.

Our Board of Directors is comprised of a minimum of three and a maximum of eight Directors and Alternate Directors. The Directors and Alternate Directors serve one-year renewable terms and are elected at the annual shareholders meeting. The Board of Directors meets quarterly in compliance with Argentine law and also holds meetings when called by any board member.

We also have a Supervisory Committee that oversees our management. See “—Directors, Senior Management and Employees—Directors and Senior Management—Supervisory Committee”.

D.	Employees.

Our Employees. We have no employees. Telefónica Holding provided administrative services required by us and managed our day-to-day activities until December 15, 2000. Since then, Telefónica Argentina provides such services. See Item 4: “Information on the Company—Telefónica Management Contract” and Item 7: “Major Shareholders and Related Party Transactions”.

Telefónica Argentina Employees. On December 31, 2003, Telefónica Argentina had 8,736 full-time employees, 524 temporary employees and 598 trainees. Telefónica Argentina’s subsidiary, Telinver, had 293 full-time employees and 13 trainees as of December 31, 2003.

The following table provides the number of Telefónica Argentina’s unionized, non-unionized, temporary, and trainee employees for the fiscal years ended December 31, 2003, December 31, 2002, September 30, 2002, 2001 and 2000 (not including Telinver).

	December 31, 2003	December 31, 2002	September 30, 2002	September 30, 2001	September 30, 2000
Unionized	6,510	6,546	6,596	6,761	7,053
Non-unionized	2,226	2,452	2,562	2,919	2,931

	8,736	8,998	9,158	9,680	9,984
Temporary	524	587	586	676	906
Trainees	598	884	863	1,579	1,576

Total Number of Employees	9,858	10,469	10,607	11,935	12,466
Technical and Operations	5,608	5,784	5,805	6,050	6,339
Sales and Marketing	438	602	547	845	876
Financial and Administrative Support	1,687	2,011	2,153	2,300	2,390
Customer Service	2,125	2,072	2,102	2,740	2,861

Total:	9,858	10,469	10,607	11,935	12,466

For the fiscal year ended December 31, 2003, the principal components of labor costs were basic wages, overtime and fringe benefits. Telefónica Argentina also incurred certain other related costs, including contributions made to the national pension plan, health plans, family allowances and additional pension contributions and life insurance premiums for employees covered by collective bargaining agreements. Most of these contributions are mandated by law.

On December 31, 2003, approximately 75% of Telefónica Argentina’s permanent employees were union members. All middle and senior management positions are held by non-unionized employees. Benefits under collective bargaining agreements include benefits to employees who retire upon reaching the age of retirement or who become disabled or who die prior to the age of retirement. Telefónica Argentina has calculated its liability relating to such benefits at approximately Ps.1 million as of December 31, 2003.

A three-year collective bargaining agreement with two unions, the Federación de Organizaciones del Personal de Supervisión y Técnicos Telefónicos Argentinos (“FOPSTTA”) and the Unión de Personal Jerárquico de Empresas de Telecomunicaciones (“UPJET”), became effective on January 1, 1998 and expired on December 31, 2000. So long as no new agreement is executed, the current agreement will continue in full force and effect. This agreement provides for new labor policies such as flex-time variable work schedules and wage adjustments based on Telefónica Argentina’s overall productivity. The terms of this agreement have not increased Telefónica Argentina’s aggregate labor costs. It is expected that a new agreement will be renewed and executed shortly with substantially the same terms as the current one.

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

In March 2004, the Argentine National Congress approved a draft labor reform law to replace Law No. 25,250. The new law introduces the following changes: (1) it revises the Employment Contract Law (Law No. 20,244); and (2) it amends the Collective Bargaining Agreements Law (Law No. 14,250). These reforms entail a step back from the decentralization and deregulation of collective bargaining agreements previously in place, as they reinstate the subsistence of collective bargaining agreements after their expiration and the prevalence of agreements reached between higher negotiating levels over company-specific ones. The new law also promotes contracts for unspecified terms, although labor cost reduction incentives are lower than those applicable in the previous reform, and provides that probationary terms must not exceed three months.

E.	Share Ownership.

As of the date of this Annual Report, no director or member of senior management owns any of our capital stock.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

A.	Major Shareholders.

Our capital stock is comprised of common stock (the “Ordinary Shares”) and two classes of preferred capital stock, each with par value Ps.0.10 per share: Class A preferred shares and Class B preferred shares (together, the “Preferred Shares”).

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

The following table sets forth certain information regarding the beneficial ownership of our Ordinary Shares and Preferred Shares as of the date hereof by each person known to us to beneficially own 5% or more of each class of the outstanding Ordinary Shares and Preferred Shares as of the date of this Annual Report:

Shareholder	Ordinary Shares (one-vote)	Class A Preferred Shares (one vote)	Class B Preferred Shares (non-voting)	Total Shares	% of Capital	Votes	% of Votes
TIHBV	1,980,655,108	—	—	1,980,655,108	36.3%	1,980,655,108	37.2%
Telefónica Holding	2,653,201,498	—	—	2,653,201,498	48.7%	2,653,201,498	49.9%
Telefónica Internacional	672,546,390	—	—	672,546,390	12.3%	672,546,390	12.6%
WestLB International S.A.	—	17,318,400	127,670,400	144,988,800	2.7%	17,318,400	0.3	% (1)

Total	5,306,402,996	17,318,400	127,670,400	5,451,391,796	100.0%	5,323,721,396	100.0%

(1)	One vote per share. See “—Preferred Shares”.

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

During the fiscal year ended December 31, 2003, the three-month fiscal year ended December 31, 2002, and the fiscal years ended September 30, 2002, 2001 and 2000, WestLB International S.A. (Luxembourg)’s holdings of preferred stock in us were as follows:

Years Ended	Ordinary Shares (one-vote)	Class A Preferred Shares (one vote)	Class B Preferred Shares (non-voting)	Total Shares	% of Capital	% of Votes of class
December 31, 2003	—	17,318,400	127,670,400	144,988,800	2.7	0.3%
December 31, 2002	—	17,318,400	127,670,400	144,988,800	2.7	—
September 30, 2002	—	17,318,400	127,670,400	144,988,800	2.7	—
December 31, 2001	—	17,318,400	127,670,400	144,988,800	2.7	—
September 30, 2001	—	17,318,400	127,670,400	144,988,800	2.7	—
September 30, 2000	—	25,977,600	148,948,800	174,926,400	3.2	—

There were no changes regarding other shareholders, other than the percentages of capital held by each, which is described below:

	% of Capital
Shareholder	2003	2002	2001	2000
TIHBV	36.3%	36.3%	36.3%	36.1%
Telefónica Holding	48.7%	48.7%	48.7%	48.4%
Telefónica Internacional	12.3%	12.3%	12.3%	12.3%
WestLB International S.A. (Luxembourg)	2.7%	2.7%	2.7%	3.2%

Total	100.0%	100.0%	100.0%	100.0%

Preferred Shares

We have preferred capital stock totaling Ps.40 million. The preferred shares consist of two classes. Class A has a preference over Class B. Such preferred shares are entitled to dividends and amortization once a year. Our preferred capital stock was originally issued with a redemption value in U.S. dollars but the Public Emergency Law pesified our preferred capital stock at a Ps.1.00 per U.S.$1.00 exchange rate, subject to an adjustment by the CER accrued until the redemption date. The preferred stock also includes provisions that oblige us to control decisions of the Board of Directors and General Shareholder’ Meetings of Telefónica Argentina, and limit our ability:

•	to control less than a majority of Telefónica Argentina,

•	to make investments other than in the shares of Telefónica Argentina and assets incidental to the holding of the shares in Telefónica Argentina, and

•	to incur debt that shall cause all our debt to exceed at any time U.S.$850 million.

The preferred capital stock receives dividends and amortization payments on April 30 every year if we have liquid realized profits or free reserves. As we did not have liquid realized profits or free reserves on April 30, 2003, there are accumulated and unpaid but not yet due preferred dividends. According to item 5.a of the preferred shares issuance conditions, the holders of Class A shares of Preferred Shares are entitled to one vote per share as from April 30, 2003, since the tenth dividend payment date for such kind of shares has taken place, and there is preferred capital unredeemed as of such date. Such situation does not constitute a breach of the terms and conditions of the Preferred Shares.

As of the date of this Annual Report we have met all of our obligations under the terms and conditions of our Preferred Shares. See Note 4 of our Consolidated Annual Financial Statements.

Telefónica Holding

Telefónica Holding is a holding company primarily engaged, through related companies, in the telecommunications business and media business in Argentina.

B.	Related Party Transactions.

Under the Management Contract, Telefónica Argentina’s indirect parent Telefónica manages Telefónica Argentina’s business and provides services, expertise and know-how with respect to the entire range of its business. See Item 4: “Information on the Company—Management Contract”. Affiliates of Telefónica and Telefónica Holding are also involved in other investments and operations in the communications and media sector in Argentina and in other countries, some of which may involve or impact Telefónica Argentina.

During the fiscal year ended December 31, 2003, Telefónica received fees pursuant to the Management Contract of Ps.86 million (in pesos restated for inflation until February 28, 2003).

As of December 31, 2003, we had unconsolidated debt outstanding with Telefónica Internacional U.S.$155 million (equivalent to Ps.453 million, not including Ps.531 million of notes held by Telefónica Internacional) of which U.S.$151 million corresponds to the principal amount and approximately US$4 million to interest. See Item 5: “Operating and Financial Review and Prospects—Liquidity”.

No member of the Board of Directors, or member of the Supervisory Committee or any of the officers who report to Supervisory Committee members, responsible for implementing our policy, has incurred any material indebtedness owed to us.

For additional information regarding certain transactions involving Telefónica Argentina, see Item 7: “Major Shareholders and Related Party Transactions” contained in the Annual Report on Form 20-F of Telefónica Argentina filed with the Securities and Exchange Commission on April 15, 2004.

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

Telefónica Argentina Legal Proceedings

Certain Labor Claims

The Transfer Contract provides that ENTel and not Telefónica Argentina is liable for all amounts owed in connection with claims based upon ENTel’s contractual and statutory obligations to former ENTel employees, whether or not such claims were made prior to the Transfer Date, if the events giving rise to such claims occurred prior to the Transfer Date. However, using a theory of successor enterprise liability that they assert is based upon generally applicable Argentine labor law, certain former employees of ENTel have brought claims against Telefónica Argentina, arguing that neither the Transfer Contract nor any act of the Argentine government can be raised as a defense to Telefónica Argentina’s joint and several liability under allegedly applicable Argentine labor laws.

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

As of December 31, 2003, the amount of these labor claims including accrued interest and legal expenses totaled approximately Ps. 91 million. Telefónica Argentina has not created any reserve for these claims because (1) pursuant to the Transfer Contract, ENTel has agreed to indemnify Telefónica Argentina in respect of these claims and (2) the Argentine government has assumed joint and several liability with ENTel for the indemnity obligations and has authorized Telefónica Argentina to debit an account of the Argentine government at Banco Nación for any amount payable by Telefónica Argentina in respect to the indemnification.

Under Debt Consolidation Law No. 23,982, ENTel and the Argentine government may discharge their indemnity obligations by the issuance of 16-year Debt Consolidation Bonds. As of December 31, 2003, Telefónica Argentina has paid approximately Ps.6.8 million to satisfy a number of claims. On December 16, 1999, Telefónica Argentina initiated a claim for indemnification and reimbursement in connection with these payments. The case is being argued in court, and no ruling has yet been issued.

Regardless of the number of rulings that have already been decided in Telefónica Argentina’s favor, court decisions have followed the precedent set by the Supreme Court of Justice in the area of joint liability in labor matters mentioned in the second paragraph that Telefónica Argentina and its legal counsel consider will apply to its pending cases. Notwithstanding the alternative instruments that may be used by the Argentine government in the List of Conditions and in the Transfer Contract, considering the effect of the above described commitments, on the one hand, and on the basis of the opinion of its legal counsel regarding the possible amount for which existing claims may be resolved, and on the other, in Telefónica Argentina’s opinion and its legal counsel’s opinion the outcome of the issue should not have a material impact on Telefónica Argentina’s results of operations or financial position.

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

Restitution of Services Affected by Stolen Cables

Under Resolution 983/2002, the National Communications Commission imposed a penalty on Telefónica Argentina consisting of a fine of Ps.680,000 for alleged breach of the General Basic Telephone Service Rules, and further imposed on Telefónica Argentina several other related obligations, mainly related to the restitution of those services affected by stolen cables. Telefónica Argentina appealed the penalty. In our and Telefónica Argentina’s opinion and in the opinion of our legal advisors, the referred breach lacks legal grounds for a sanction to be correct as: (1) theft of cables is an event of force majeure that releases us from liability; (2) Telefónica Argentina has reinstated more than 90% of the services affected by theft; (3) there are sufficient public telephones installed and in operation in the affected areas to warrant effective service supply, and certain steps have been taken with the security forces to safeguard the integrity of the cables; and (4) Telefónica Argentina is reimbursing customers for non-service days and has timely answered each of the National Communications Commission’s requests for information. The enforcement of these fines against Telefónica Argentina may be subject to the renegotiation process provided for under the Public Emergency Law.

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

After analyzing the claim, Telefónica Argentina’s legal counsel contested the allegations, petitioning that such a claim should be dismissed on the grounds that it fails to state a claim with a basis in law. The court of original jurisdiction ruled in Telefónica Argentina’s favor, but this resolution was revoked by the Court of Appeals that held the claim must not be dismissed, but rather must be substantiated at the court of original jurisdiction. Through its legal counsel, Telefónica Argentina filed an appeal to the Supreme Court of Argentina against the Courtof Appeals’ decision, which was subsequently denied. An appeal of this denial filed with the Supreme Court of Argentina is currently pending. None of these courts has yet ruled on the substance of the claim.

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

In Telefónica Argentina’s management and legal counsel’s opinion, these claims are without merit and it is remote that the resolution of these issues would have a negative effect on the results of Telefónica Argentina’s operations or Telefónica Argentina’s financial position.

On July 29, 2003, Telefónica Argentina received a communication sent by the National Communications Commission (“CNC”) requesting us and Telefónica Larga Distancia de Argentina S.A. (“TLDA S.A.”), a company that was merged into Telefónica Argentina , to pay Ps.51 million including principal and interest as of July 31, 2003, which, according to such note, would correspond to the savings, plus interest, obtained by such companies pursuant to reductions in employers’ social security contributions approved by Decree No. 1,520/98 and supplementary provisions, that were applied to the salaries of such companies’ personnel from April 1999 through June 2001. Pursuant to Resolution S.C. 18,771/99, these savings were to be applied to the performance of programs or promotional projects within the framework of the presidential initiative called “argentin@internet.todos”, to be managed by the International Telecommunications Union (UIT). Telefónica Argentina, both with respect to its own operations as well as successor of the rights and obligations of TLDA S.A. has recorded a liability related to these savings for the outstanding principal, amounting to Ps.21 million (see Note 3.1.j to the Consolidated Annual Financial Statements), which, Telefónica Argentina understands, is its total liability as of December 31, 2003. In the opinion of Telefónica Argentina’s management and its legal counsel, Telefónica Argentina has solid grounds to hold that this liability should not be considered as delinquent and so was reported to the CNC in a note dated August 13, 2003 in which it challenges the assessment made by such agency and requests a remanding of proceedings.

During the normal course of business, Telefónica Argentina is subject to miscellaneous other labor, commercial, tax and regulatory claims. While these actions are being contested, the outcome of such individual matters is not predictable with assurance. Based on management’s assessment regarding the probable loss from such claims and the advice of legal counsel, Telefónica Argentina has accrued Ps.223 million as of December 31, 2003.

Dividend Policy

Under a shareholders’ agreement dated as of April 21, 1997, Telefónica Holding and Telefónica Internacional, who as of such date owned jointly an 83.36% equity interest on us, had agreed to cause us, Telefónica Argentina and its subsidiaries to distribute to our respective shareholders the maximum portion of our earnings for each fiscal year to the extent permitted by applicable laws and any financial agreements and debt instruments to which they may be subject. The distribution of these dividends was further contingent upon whether (1) such distributions were advisable as a matter of prudent business judgment, (2) sufficient funds were available and (3) there were any significant restriction on the ability of any of these companies to obtain funds in the financial markets.

As Telefónica, indirectly through Telefónica Internacional, TIHBV and Telefónica Holding, is the beneficial owner of almost 100% of our capital stock and can appoint the necessary number of directors to prevail in our Board of Directors’ decisions, Telefónica can recommend and approve or disapprove the declaration, amount and payment of dividends, subject to the availability of profits and the requirements of Argentine law. However, there can be no assurance as to whether dividends will be declared in the future or the amount thereof.

In the past, our shareholders authorized the creation of a reserve for future dividends, which would remain at the Board of Directors’ disposal to be used for paying cash dividends. Because we have accumulated losses, the Board of Directors would not currently be able to use such reserve for paying cash dividends until those losses are absorbed, according to the Companies Law.

Apart from requirements of Argentine Law that dividends must be paid out of net profits arising from an approved financial statement, as a result of our preferred capital stock we must pay dividends firstly to our preferred shareholders and pay then to our common shareholders. Under Argentine law we will be able to resume paying dividends when we have restored our legal reserve to the level that is equal to the percentage of share capital prior to the absorption of losses.

Losses resulting from the peso devaluation and pesification and freezing of Telefónica Argentina’s tariffs have completely offset our unappropriated retained earnings and the reserve for future dividends. Moreover, we carry accumulated losses amounting to Ps.2.408 million, so no dividend can be distributed.

B.	Significant Changes.

Since January 1, 2003 the peso has strengthened against the U.S. dollar. On April 12, 2004, the peso/U.S. dollar exchange rate was Ps.2.81 to U.S.$1.00, which differs from the exchange rate of Ps.2.93 to U.S.$1.00 as of December 31, 2003, as published by Banco Nación.

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

Certain information regarding the Argentine equities market is set forth in the table below:

	Argentine Equities Market
	December 31,
	2003	2002	2001	2000	1999	1998
Market capitalization (U.S.$ billions)	184.5	103.32	192.5	165.8	83.9	45.3
As percentage of GDP(1)	144.8%	103.5%	71.6%	58.3%	29.6%	15.2%
Annual volume (U.S.$ millions)	3,000	1,325	6,970	9,670	12,687	32.464
Average daily trading volume (U.S.$ millions)	11.9	5.2	16.7	38.0	51.5	132.5
Number of listed companies	80	83	87	92	91	98

(1)	GDP refers to the Gross Domestic Product of Argentina.

Source:	Buenos Aires Stock Market

D.	Selling Shareholders.

Not applicable.

E.	Dilution.

Not applicable.

F.	Expense of the Issue.

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION.

A.	Share Capital.

Not applicable.

B.	Memorandum and Articles of Association.

Register

We registered with the Argentine Public Registry of Commerce under entry No. 7265 Book 108, Volume A of Corporations as of April 10, 1990.

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

Corporate Governance

We are principally governed by three separate bodies: the shareholders , the Supervisory Committee, and the Board of Directors. Their roles are defined by Argentine law and our bylaws, and may be described generally as follows:

    Shareholders Meetings and Voting Rights

Shareholders meetings are called in such manner as prescribed by applicable legislation, notwithstanding provisions for unanimous meetings. Notice for first call and second call ordinary meetings and special class meetings may be called simultaneously.

Each common share entitles its holder to one vote. Under Argentine law, meetings of shareholders must be held in a place that corresponds with the jurisdiction of the company. Shareholders’ resolutions subject to Argentine law and the bylaws are binding on all of the shareholders, although shareholders are given the right of withdrawal in connection with certain shareholder decisions.

Shareholders meetings can be ordinary and extraordinary. At ordinary shareholders meetings, shareholders consider and resolve the following matters:

(1)	approval of accounting and other measures connected with the conduct of our business in accordance with the law or the bylaws, as submitted to the shareholders by the Board of Directors or the Supervisory Committee;

(2)	election or removal of directors or members of the Supervisory Committee, and stipulation of their remuneration;

(3)	establishing the responsibilities of the directors and members of the Supervisory Committee; and

(4)	approving increases in the corporate capital not exceeding five times the current amount.

All other matters must be resolved at extraordinary meetings, such as bylaw amendments and in particular:

(1)	increasing the corporate capital to over five times the current amount;

(2)	capital reduction and reimbursement;

(3)	redemption, reimbursement and writing down of shares;

(4)	our merger, transformation and dissolution; appointment, removal and remuneration of the liquidators; spin-off; and consideration of the accounts and further matters connected with conduct in our winding-up;

(5)	limitation or suspension of preferential rights in the subscription of new shares;

(6)	issuance of debentures and conversion of same into shares; and

(7)	issuance of notes (“obligaciones negociables”).

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

The Supervisory Committee has certain general powers and duties, notwithstanding any others as may be provided for under the Business Companies Act or our bylaws:

•	supervising our management, by an examination of its books and other documents whenever it may deem so convenient, but at least once every three months;

•	verifying, in like manner and with like frequency as indicated above, our cash and securities, as well as our obligations and the performance thereof;

•	receiving notice of and attending the meetings of the Board of Directors and shareholders. The Supervisory Committee may express its opinions at these meetings but is not allowed to vote;

•	ensuring that our directors have posted the required performance bonds and that the same are maintained;

•	submitting a written report on our economic and financial condition to the annual shareholders meeting;

•	providing information within its scope of responsibility to any shareholders so requesting who are owners of at least 2% of our capital;

•	calling the shareholders to an extraordinary meeting whenever it may deem necessary, and to annual or special class meetings if the board should fail to do so as required; and

•	overseeing the management of our business for compliance with the law, our bylaws or internal regulation, and any resolutions adopted by the shareholders.

The members of the Supervisory Committee are entitled to access information and make administrative inquiries into facts or circumstances relating to any fiscal years prior to the date of their appointment.

The members of the Supervisory Committee are jointly liable for the performance of their duties and obligations as imposed on them by law, the bylaws, or our internal procedures. They are also jointly liable with the directors for any damage occurring which would have been prevented had they acted in compliance with the law, the bylaws, the internal regulations, or the resolutions adopted by the shareholders. Our bylaws provide that we shall be supervised by a Supervisory Committee of three members and three alternate members elected by the shareholders to serve for a one-year term and may be re-elected. Any vacancies in the Supervisory Committee shall be filled by the alternate members in the order of their appointment. Any of its members may act on behalf of the Supervisory Committee at Board of Directors or shareholders meetings.

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

Corporate governance framework

Good Corporate Governance Practices

In light of the significant conceptual and regulatory progress made in modern corporate governance rules and standards, both in the United States and in Argentina, and recognizing the need to be aligned with the worldwide objectives of the Telefónica and its worldwide subsidiaries (“Telefónica Group”) in the area of corporate governance, on December 17, 2002, our Board of Directors resolved to create an Audit and Control Committee promote and support the development of good corporate governance actions.

The principles inspiring corporate governance of the Telefónica Group are:

(i)	maximization of our value in furtherance of the shareholders’ interests,

(ii)	the material role of the Board of Directors or Management Committee in our conduct and management; and

(iii)	information transparency in our relationship with its employees, shareholders, investors and customers.

Audit and Control Committee

The Audit and Control Committee was created as a corporate body on December 17, 2002. This committee is formed by two Board members with strong specialization in accounting, financial, and corporate matters, that were nominated by the chairman of the Board. Their tenure on this committee will end upon their ceasing to be members of the Board or whenever so directed by the Board.

Their primary duties are to 1) advise the Board in connection with the appointment of an external auditor, the terms and conditions for its engagement, the scope of its professional mandate and, if such should be the case, its rescission or renewal; 2) review our financial information, ensure its compliance with legal requirements and the correct application of generally accepted accounting principles; 3) advise the Board in matters relating to the adequacy and integrity of internal control systems involved in the preparation of financial information; 4) ensure compliance with the Public Offering Transparency Rules and Good Corporate Governance rules, and (5) make any relevant improvement recommendations.

•	Market Disclosure Rules

Along with their statutory obligations, Telefónica and Telefónica Argentina have assumed a commitment of transparency to their shareholders, investors and the market in general, with a view to positioning the Telefónica Group as a forerunner in transparency policies.

With this objective in mind, several internal rules were issued that set the basic principles for information disclosure control systems and processes aimed at ensuring that Telefónica Argentina’s material information is known by our top executives and management team, and also established the mechanisms for conducting periodical evaluations of the effectiveness of those processes and systems.

•	Internal Rules of Conduct on Negotiable Securities

Telefónica Argentina has established internal rules of conduct on negotiable securities with the purpose of restricting the execution of transactions involving negotiable securities of the Telefónica Group by the top management and other employees with access to privileged information. These rules provide: 1) obligations to disclose deals in which the relevant person has personal interest; 2) the prohibition to make deals using privileged information when the relevant person has a personal interest; and 3) dealing of confidential information.

•	Rules on Registration, Reporting and Monitoring of Financial Information

We approved the Rules on Registration, Reporting and Monitoring of Financial Information, aimed at: 1) maintaining control levels that ensure that the transactions and amounts included in our financial statements are adequately reflected; 2) carrying out adequate processes that ensure that the financial information is furnished and known by the relevant responsible members of the organization; 3) defining and delimiting the responsibilities of each level within the organization regarding the reliability of the information that is publicly disclosed and applying such mechanisms as necessary to assure the confidence of investors and other users of the information; 4) establishing the mechanisms and principles necessary to maintain, to the extent permitted by the applicable laws, uniform practices and criteria of the whole Telefónica Group; 5) monitoring and ensuring that the transactions made among companies of the Telefónica Group are adequately identified and reported; and 6) maintaining adequate supervision processes that ensure the permanent effectiveness of the financial information registration, disclosure and monitoring system, identifying and correcting any potential deficiency or failure.

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

Other than the contracts listed as exhibits under Item 19 of this Annual Report, during the past two years we have not entered into any material contracts other than contracts entered into in the ordinary course of business and shareholder loans as described in Item 5: “Operating and Financial Review and Prospects—B. Liquidity and Capital Resources “. A summary of the terms of these contracts is provided below.

Management Contract

Telefónica Argentina is party to a management contract with Telefónica to provide operating expertise. A summary of terms appears in Item 4: “Information on the Company—Management Contract”.

D.	Exchange Controls

Since early December 2001, Argentine authorities implemented a number of monetary and currency exchange control measures that mainly included restrictions on the free use of funds deposited with banks and the tight restriction of transferring funds abroad, with the exception of transfers related to foreign trade and other authorized transactions. Later, the Argentine government declared the official default on foreign debt payments. On January 6, 2002, the Argentine Congress approved Law No. 25,561 on Public Emergency and Exchange System Reform that introduced dramatic changes to the economic model implemented until that date and that amended the Convertibility Law (the currency board that pegged the Argentine peso at parity with the U.S. dollar) approved in March 1991.

The new law empowers the National Executive Power to implement, among other things, additional monetary, financial and exchange measures to overcome the economic crisis in the medium term.

As a result of the above, since early 2002, the exchange rate with the U.S. dollar has increased compared to the Argentine Peso (the parity was originally one Peso per U.S. dollar). As of December 31, 2003 the increase was 193% (Ps.2.93 per U.S. dollar).

Other regulations were issued subsequently, amending some of the above mentioned regulations. The main aspects of such other regulations are:

(a)	the conversion into pesos of certain foreign currency-denominated loans by financial institutions in the Argentine financial system outstanding at the time of enactment of Law No. 25,561 at an exchange rate of Ps.1 per U.S.$1, plus and adjustment for CER or CVS, as the case may be; as well as the conversion of U.S. Dollar-denominated bank deposits in financial institutions in the Argentine financial system into Peso-denominated bank deposits at an exchange rate of Ps.1.40 per U.S.$1 plus and adjustment pursuant to CER;

(b)	issuance of bonds by the Argentine Government to compensate financial institutions for the difference generated by the application of the exchange rates mentioned above;

(c)	the conversion of most obligations not related to the Argentine financial system originally denominated in foreign currency and governed by Argentine law, as of January 6, 2002, at an exchange rate of Ps.1 per U.S.$1 and subsequent adjustment pursuant to CER or the CVS, depending on the nature of the obligation, plus an equitable adjustment in certain cases, that is to be agreed between the parties or, as the case may be, claimed at judicial courts. From the enactment of the Asymmetric Compensation Law, the Government established the elimination of the CVS as from April 1, 2004. From that date the CVS will be replaced by the annual interest rate agreed in the original contract, and if such interest is higher than the average interest rates existing in the financial system, a rate set by the BCRA will be applied.

(d)	pesification of public service rates, which had been originally agreed upon in U.S. dollars, at an exchange rate of Ps.1.00 per U.S.$1.00 and subsequent renegotiation on a case-by-case basis; and authorization to the National Executive Power to renegotiate the above contracts taking into account the impact of the rates on the competitiveness of the economy, the income distribution, the quality of service, the investments plans, the interest of the users, the accessibility to the services, the security of the comprised systems and the profitability of the companies (see Note 11.1 to the Consolidated Annual Financial Statements);

(e)	following recent actions by the Banco Central de la República Argentina (“BCRA”) seeking a gradual normalization of the local foreign exchange market, effective January 8, 2003, prior authorization from the BCRA is no longer required to transfer funds abroad for payment of profits and dividends to foreign beneficiaries, if reported as payable under approved financial statements certified by an independent auditor;

The BCRA eliminated the requirement of obtaining its approval to transfer funds abroad in order to pay principal or interest of financial debts with foreign creditors, provided such payments are not made prior to 15 days of the due date (business days in the case of principal payments). In the case of repayment of loans disbursed from September 3, 2002, the referred repayment shall not require authorization, provided the funds have been settled in the exchange market, with certain exceptions. It is required that for the payment of both principal and interest, the applicable information and documentation requirements established by the participating institution be complied with. In addition, the advanced repayment of principal is allowed, provided the amount in foreign currency applied to settle the debt does not exceed the current value of the debt percentage that is being settled.

Where the payment of principal and interest is part of debt restructuring processes with foreign creditors, the advanced repayment does not require the prior authorization of the BCRA, although in the case of payments of principal, it is required that the new indebtedness terms and conditions and the cash payment do not imply an increase in the indebtedness current value.

On the other hand, Decree No. 285/03 effective June 30, 2003 set forth the requirement of recording inflows, outflows and trading of foreign currency with the BCRA and it also determined that inflows to the local markets can only be remitted abroad after 180 calendar days from the settlement of foreign currency amounts in the exchange market, with the exception of foreign trade transactions and direct foreign investments.

(f)	suspension of dismissals without just cause as of June 30, 2004 for employees hired before January 1, 2003. Should an employee be fired without just cause, the severance payment shall the double of the amount originally provided by law;

(g)	suspension for two years of the law on protection of bank deposits (Ley de Intangibilidad de los Depósitos) or until the National Executive Power considers the financial emergency to be concluded;

(h)	pursuant to Law No. 25,820, the national public emergency situation was extended until December 31, 2004; and

(i)	Decree No. 1,269/02 suspended until December 10, 2003 the enforcement of clause 5 of section 94 (providing for the mandatory dissolution of a company due to the loss of its capital) and section 206 (providing for the mandatory reduction of the capital of a company due to the loss of its reserves and 50% of its capital) of the Argentine Business Association Law. On December 23, 2003, the National Executive Power issued Decree No. 1,293/03, which extended the suspension established by Decree No. 1,269/02 until December 10, 2004.

Some of these regulations, which directly and indirectly affect our and Telefónica Argentina’s business relations, have been challenged in legal actions by third parties, to which we are not party. The effects of additional measures that could be implemented by the Argentine government or the instrumentation of the measures previously adopted, as well as the effects of possible amendments as a result of such legal actions, will be reported in the financial statements when they become known.

We have valued our receivables, payables, revenues, costs and expenses, using our best estimates as to the possible effect of the above discussed matters, primarily the effects of the pesification of Telefónica Argentina’s rights, receivables and liabilities.

Conversely, and as a consequence of the changes implemented from January 2002 to December 31, 2003, there was an increase in the Argentine consumer price index of 46.1% and an increase in the Argentine wholesale price index of 122.4% according to the information provided by INDEC.

E.	Taxation.

Not applicable.

F.	Dividends and Paying Agents.

Not applicable.

G.	Statement by Experts.

Not applicable.

H.	Documents on Display.

We file annual reports on Form 20-F and furnish periodic reports on Form 6-K to the SEC pursuant to the rules and regulations of the SEC that apply to foreign private issuers. Anyone may read and copy any of these reports at the SEC’s public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Information on the operation of the public reference rooms is available by calling 1-800-SEC-0330. Documents filed since October 1, 2002 can be found on the EDGAR system on the Securities and Exchange Commission website, www.sec.gov.

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

Our consolidated indebtedness increased in terms of pesos as of December 31, 2003 from the end of the fiscal year ended September 30, 2001 due to the devaluation of the Argentine peso as discussed elsewhere in this Annual Report. As of December 31, 2002, our consolidated total bank and financial debt in foreign currency was the equivalent of U.S.$2,180 million and as of December 31, 2003, this amount had decreased in terms of U.S. dollars to the equivalent of U.S.$1,925 million. The impact of the appreciation of the peso during the fiscal year ended December 31, 2003 on our net monetary position in foreign currency, net of our exposure to inflation, amounted to a gain of Ps.918 million. As of December 31, 2003, consolidated current assets in foreign currency were lower than our consolidated current liabilities in foreign currency by Ps.2,809 million. The amount of indebtedness as a percentage of our total financial debt subject to variable interest rates has decreased from 48% in 2002 to 37% in 2003. Despite the decrease in our consolidated debt due to the payments made and the appreciation of the peso, the fair value in terms of U.S. dollars as of December 31, 2003 increased a 12% as compared to the fair value as of December 31, 2002. During 2003, the improvement in the Argentine economic climate mentioned elsewhere in this Annual Report and in the market perception of Telefónica Argentina’s and our risk resulted in an increase of the market prices of Telefónica Argentina’s and our notes and, so, the implicit market rates that we use to discount our debt decreased. Additionally, in terms of pesos, the fair value decreased a 3% due to the appreciation of the peso. The decline in variable interest rates reflected lower spreads and lower reference rates (LIBOR as of December 31, 2003 was 1.22% as compared to 1.38% as of December 31, 2002).

Material non-U.S. dollar foreign exchange instruments have been hedged as of December 31, 2003, as described below. A swap arrangement hedged the related exposure to yen/U.S. dollar exchange rate fluctuations associated with Telefónica Argentina’s incurrence of long-term yen-denominated debt. In addition, Telefónica Argentina entered into NDF contracts to hedge the risk of fluctuations in the dollar exchange rate for certain obligations.

Set forth below is tabular information presented in our reporting currency, Argentine pesos, with respect to our net consolidated debt defined as Debt Obligations and the other instruments less Financial Assets (time deposits). The table reflects principal and related exchange rates, broken down in floating rate and fixed rate debts.

SENSITIVITY TO INTEREST RATES AND EXCHANGE RATES—NET DEBT (December 31, 2003)

	MATURITY DATES (in millions of pesos)(1) (2)							FAIR VALUE(3)
	2004	2005	2006	2007	2008	Subsequent	TOTAL	Underlying Debt	Associated Derivatives	TOTAL	Book Value
EUROPE	2	2	2	2	7	41	58	62	(20)	42	58
EURO
Fixed Rate	7	7	7	7	7	41	78	62	—	62	78

Interest Rate (%)	1.75	1.75	1.75	1.75	1.75	1.75
Swap Euros	(5.01)	(5.01)	(5.01)	(5.01)	—	—	(20)	—	(20)	(20)	(20	)(4)
AMERICA	2,826	152	261	603	402	1,145	5,388	5,508	17	5,525	5,389
PESO DEBT(11)	168	35	6	6		—	215	217	—	217	215
Floating Rate	—	5	—	—	—	—	5	5	—	5	5

Average Spread—Ref. LIBOR (%)(6)	1.31	1.31	—	—	—	—

Fixed Rate	168	30	6	6		—	210	212	—	212	210	(1)

Weighted Average Interest Rate (%)	9.20	5.76	6.00	6.00		—	—

USD DEBT	2,658	117	255	597	402	1,145	5,174	5,291	17	5,308	5,174	(4)(5)(6)(7)(8)(9)
Floating Rate	2,075	72	6	4	4	—	2,159	2,170	—	2,170	2,159

Average Spread—Ref. LIBOR (%)(10)	8.26	1.87	1.96	2.09	2.09	—	—	—	—

Fixed Rate	579	41	245	589	399	1,145	2,998	3,121	—	3,121	2,998

Weighted Average Interest Rate (%)	7.32	9.84	9.88	9.89	9.89	9.90	—	—	—
Swap Euros	4.30	4.30	4.30	4.30	—	—	17	—	17	17	17
TOTAL	2,829	154	264	605	410	1,186	5,448	5,569	(3)	5,567	5,448

(1)	Exchange rate as of December 31, 2003: Ps.2.93 = U.S.$1.00.
(2)	Total may not sum due to rounding.
(3)	We calculated the fair value as follows:
(a)	Outstanding debt with related parties: As it is short term debt, and the interest rates have been settled recently, the fair value equals its carrying amounts.
(b)	Notes: The notes are valued at the market price as of December 31, 2003.
(c)	Other outstanding financial debt: We calculated the fair value considering the zero coupon curve implicit from the yield to maturity of Telefónica Argentina’s Notes due in 2004, 2006, 2007, 2008, 2010 and 2011.

The market values indicated may not be indicative of a trend or of values in the mid-term future.

(4)	The net book value of Ps. 3 million is included in other receivables in the Consolidated Annual Financial Statements.
(5)	Excludes Ps.12 million corresponding to certain items not considered as financial assets.
(6)	Includes Ps.33 million corresponding to derivative financial instruments classified in other payables in the financial statements as of December 31, 2003.
(7)	Excludes Ps.108 million of accrued interest included in bank and financial payables in the Consolidated Annual Financial Statements as of December 31, 2003.
(8)	Excludes Ps.14 million corresponding to credit balances with banks.
(9)	Net of Ps.337 million of time deposits and treasury bills.
(10)	Is the weighted average interest rate of the outstanding debt as of each date less six months U.S.$ LIBOR as of December 31, 2003 (1.22%).
(11)	Includes approximately Ps.47 million of preferred stock.

Substantially all of our and Telefónica Argentina’s non-peso debt is denominated in U.S. dollars. Until recently, Telefónica Argentina employed a policy of not hedging its U.S. dollar-denominated debt obligations in pesos because under the Convertibility Law the peso/U.S. dollar exchange rate was essentially fixed at parity and Telefónica Argentina had its revenues stream linked to the U.S. dollar because its rates were denominated in U.S. dollars and converted into pesos at the end of the month. Before the Convertibility Law according to the Transfer Contract, its rates were to be adjusted for inflation in Argentina and in certain extraordinary circumstances, by a specific formula which considers both the effect of the inflation and the variation in exchange rates. See Item 3: “Key Information—Selected Financial Data—Exchange Rate Information” and Item 4: “Information on the Company—Rates.”

Exchange Rate Sensitivity. Since the Convertibility Law pegged the peso at a value of Ps.1.00 per U.S.$1.00, exchange rates risks were mainly related to changes in the value of the U.S. dollar in comparison with currencies other than the Argentine peso. In January 2002, the Argentine government devalued the Argentine peso and currently the peso/U.S. dollar exchange rate is determined by a free market with certain controls. While the Convertibility Law was in effect, Telefónica Argentina used derivative financial instruments to partially hedge our exposure to foreign exchange rate fluctuations related to our indebtedness not denominated in U.S. dollars. Given the impact of devaluation of the peso, we and Telefónica Argentina are evaluating strategic options available to us for managing market risk.

In October and December 2003 Telefónica Argentina entered into currency future contracts known as NDF to hedge the risk of fluctuations in the dollar exchange rate. With the NDF, the currency positions are offset upon maturity of the respective contracts, as cash is exchanged for the net resulting amounts. As of December 31, 2003, these contracts amounted to U.S.$25 million, maturing in April 2004. The collateral granted by Telefónica Argentina for these operations amounted to U.S.$ 1.4 million. These instruments are used to cover Telefónica Argentina’s short-term payment commitments due in U.S. dollars. As of April 12, 2004, Telefónica Argentina has entered into new NDF contracts amounting to U.S.$139.4 million, that will mature through September 28, 2004.

As of December 31, 2003, commitments covered by these contracts are as follows:

Hedged Underlying	Amount (million)	Hedge maturity or closing date	Future exchange rate	Notional value (millions)
Interest 2007 Bonds	U.S.$ 11.2	04/20/04	$/U.S.$ 2.965	U.S.$ 10.0
Interest 2004 Bonds	U.S.$ 4.8	04/22/04	$/U.S.$ 2.960	U.S.$ 5.0
Interest 2010 Bonds	U.S.$ 10.0	04/23/04 04/28/04	$/U.S.$ 3.00 $/U.S.$ 3.00	U.S.$ 5.0 U.S.$ 5.0

As of December 31, 2003 there were no significant changes in the market value of the afore-mentioned future contracts.

Telefónica Argentina also uses swap contracts to manage its exposure to exchange rate fluctuations between currencies other than the U.S. dollar. In addition, Telefónica Argentina does not hold derivative financial instruments for trading or other speculative purposes As discussed below, a swap arrangement hedged the related exposure to yen/U.S. dollar exchange rate fluctuations associated with Telefónica Argentina’s incurrence of long-term, yen-denominated debt and another swap hedged the net exposure to euro/U.S. dollar exchange rate fluctuations associated with the net position of assets and liabilities in euros, including Telefónica Argentina’s balance of loan and trade receivables.

In September 1999, Telefónica Argentina entered into a foreign currency swap agreement with Citibank N.A. to hedge the risk of fluctuations in the yen/U.S. dollar exchange rate in connection with its 7.8 billion Japanese yen loan granted by the Export-Import Bank of Japan. The loan matures in February 2011 and accrues interest at a rate of 2.3% per annum. The swap agreement provides for a fixed exchange rate of 104.25 yen per U.S. dollar. The interest rate paid to Citibank N.A. under the swap agreement during the term of the loan is 7.98% per annum. As of December 31, 2003, the amount of the related liability, taking into account the effect of the swap and the additional interest accrued, amounts to U.S.$84 million. In the table above this derivative is included in the U.S. dollar amount breakdown.

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

The swap agreements with Citibank establish typical provisions for these types of transactions including the acceleration of payment upon the failure to pay financial debts for amounts in excess of 2% of our shareholders’ equity.

We also had the equivalent of approximately Ps.183 million, as of December 31, 2003, of trade and other payables denominated in foreign currencies, of which approximately Ps.136 million are U.S. dollar-denominated, as well as approximately Ps.479 million in U.S. dollar-denominated of receivables and investments.

Telefónica Argentina’s results of operations are very susceptible to changes in the peso/U.S. dollar exchange rate because its primary assets and revenues are denominated in pesos while substantially all of its liabilities are denominated in U.S. dollars.

Our results of operations are very susceptible to changes in the peso/dollar exchange rate because our primary assets and revenues are denominated in pesos while substantially all of our liabilities are denominated in dollars. We and Telefónica Argentina estimate, based on the composition of our consolidated balance sheet and the fact that Telefónica Argentina’s revenues have been pesified and frozen, that for every variation in the exchange rate of Ps.0.10 (plus or minus) against the peso results in a variation, plus or minus, of approximately Ps.182 million of our results considering our foreign currency exposure as of December 31, 2003.

Interest Rate Sensitivity. We make interest payments under such debt instruments periodically during the term of debt through maturity. The table shown above does not reflect any prepayment or refinancing of indebtedness that may occur from time to time. Weighted average variable rates in the table are based on LIBOR as of December 31, 2003, which was almost equal to LIBOR as of April 12, 2004 (1.23%), due to a decrease in prevailing interest rates following significant reduction in U.S. rates by the U.S. Federal Reserve Board. As of December 31, 2003, approximately 61% of our debt obligations had terms that provide for fixed interest rates. Debt obligations with variable interest rates are based on LIBOR plus specified margins.

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

Amendment to certain provisions of 8.85% notes

In connection with the exchange offers, we solicited proxies to amend our notes. On July 4, 2003, a Bondholders’ meeting was held in order to amend certain provisions of the indenture governing the 8.85% Series A notes due 2004. In such meeting substantially all of the covenants and events of default, as well as certain reporting requirements, were eliminated. In addition, we amended the acceleration provisions increasing the principal amount that is required to accelerate the principal due from 25% to 51% and we eliminated the trustee’s ability to accelerate the principal due absent instructions from holders representing at least 51% of the aggregate principal amount. The covenants and events of default that were deleted include the following:

•	the limitation on incurrence of indebtedness,

•	the limitation on restricted payments,

•	the limitation on transactions with affiliates,

•	the limitation on liens,

•	the requirement that we purchase notes upon a change of control,

•	the requirement that we purchase notes upon a change of control of us,

•	limitation on sale of assets,

•	the requirement that we purchase notes upon a failure to maintain under certain conditions a fixed charge coverage ratio,

•	the requirement that we maintain its corporate existence and properties,

•	the requirement that we comply with all applicable laws and material agreements, and maintain all governmental approvals,

•	the requirement that we pay certain taxes and other claims,

•	the requirement that we maintain adequate insurance,

•	the requirement that we ensure a pari passu ranking for our existing notes with all its other unsecured and unsubordinated indebtedness,

•	the requirement that we maintain adequate books and records,

•	the limitation on consolidation, mergers, and sale of assets,

•	the requirement that we comply with the reporting requirements of the Exchange Act, and

•	all events of default, including the cross-default provisions, except the event of default triggered by our failure to make a scheduled principal or interest payment on the existing notes, or pay any additional amounts due on such dates.

A.	Use of Proceeds.

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES.

Our chairman and our chief financial officer are responsible of establishing and maintaining our disclosure controls and procedures.

Our chairman and our chief financial officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in the U.S. Securities Exchange Act of 1934 under Rule 13a -15(e)) as of the end of the period covered by this Form 20-F, have concluded that, as of such date, our disclosure controls and procedures were effective.

There were no significant changes in our internal controls over financial reporting that occurred during the year ended December 31, 2003 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16	[RESERVED]

ITEM 16.	A. Audit Committee Financial Expert

Not applicable

ITEM 16.	B. Code of Ethics

We do not currently have a code of ethics which applies to our principal executive officer, principal financial officer, and principal accounting officer and/or controller, or persons performing similar functions. We are in the process of compiling a code of ethics for such officers that complies with the requirements of U.S. and Argentine law, which we plan to implement during the current fiscal year.

ITEM 16.	C. Principal Accountant Fees and Services

Deloitte acted as our independent auditor for the years 2003 and 2002. Up to June 30, 2002 our independent auditors were Arthur Andersen. The chart below sets forth the fees for services performed by Deloitte in the years 2003 and 2002 (including related expenses), and breaks down these amounts by category of service in millions of pesos in historical amounts:

Total Fees (1)
	2003	2002(2)
Audit-Fees	Ps.2.56	Ps.1.23
Audit-Related Fees	Ps.0.13	Ps.0.02
Tax Fees	Ps.0.03	Ps.0.05
All Other Fees	Ps. —	Ps. —
Total	Ps.2.72	Ps.1.30

(1)	Includes fees related to Telefónica Argentina, a separate SEC registrant.
(2)	Do not include fees billed by Pistrelli, Diaz y Asociados through June 2002 of Ps. 0.7 million until the appointment of Deloitte & Co. S.R.L.

Audit Fees

Audit fees are fees agreed upon with Deloitte for the years 2003 and 2002 (including related expenses) for the audit of our annual consolidated financial statements and for the reviews of our quarterly financial statements submitted on Form 6-K, including the review of our annual report on Form 20-F.

Audit-Related Fees

Audit-related fees in 2003 and 2002 include fees related to services not required by any statute or regulation concerning financial accounting and reporting standards.

Tax Fees

Tax fees in 2003 and 2002 were related to services agreed upon for tax compliance.

Pre-Approval Policies and Procedures

Our Board of Directors has established a policy of pre-approval of audit and permissible non-audit services that shall ensure that the engagement of external auditors preserves their capacity as independent professionals which is inherent in the performance of their functions. In this respect, we acknowledge that good corporate governance principles, which stand as the basis of confidence of shareholders and other investors, include the maintenance of the independence of the accounting auditing firms.

Therefore, the Board has established the guidelines for a formal policy which will establish the basis for the engagement of our external auditor to provide audit services and permissible non-audit services. These guidelines include:

(1) Service categories: the services to be provided by the external auditing firms shall be classified into the following categories:

Permitted Services:

•	External audit and related services: These services are inherent in the role of an independent auditor and include the review and interpretation of accounting principles and their application, the review of adequate support to financing, similar transactions and other services disclosed in our financial statements on which the external auditors shall issue an opinion. These services shall be pre-approved by the Audit Committee or, until such Committee exists, by the current Audit and Control Commission on an annual basis.

•	Taxes: Although these services are expressly permitted and do not have an adverse effect on the independence of external auditors, an assessment of the consulting firm ultimately engaged shall be made in each case. However, services related to the review of the annual taxes to be presented to the tax agencies are considered to be pre-approved.

•	Services requiring specific approval: Other services requiring specific approvals are services which are specifically permitted and do not affect the independence of external auditors but are not related to external audit services or services with regards to taxes. All such other services do require pre-approval by the Audit Committee (or by the Board) prior to engagement. This pre-approval shall be granted whenever the participation of an auditing firm is proposed for an audit job to be engaged by us for which the quoting of professional services is required. To this end, the Audit Committee shall pre-approve such services or pre-approval shall be required from the Director appointed for that purpose.

Non-permitted Services: Non-permitted services are those services that may not be provided by auditing firms as they are considered incompatible with the role of an independent auditor.

(2) Extension of the policy and approval intervals: This policy shall be applied both to us and to its subsidiaries Telefónica Argentina and Telinver S.A. and any need to approve it on annual basis or at certain required intervals required shall be determined in accordance with the changes introduced to applicable regulations.

(3) Responsibility: it was established that the responsibility for ensuring that our external auditors are engaged only to provide such services as may be compatible with the maintenance of their independence shall rest with the Audit Committee or the Board of Directors.

(4) Reporting Duties: Upon the implementation of this policy, Deloitte or any other external auditing firm, as the case may be, shall report to us annually regarding the services provided during the year, which shall qualify under pre-approved categories, for assessment by our Board of the compliance with the conditions of independence for the provision of services in accordance with the policy defined herein, local regulations and applicable U.S. legislation. We shall, in turn, prepare a detail of the fees paid to Deloitte or to any other auditing firm, as the case may be, for auditing and other services provided, for inclusion in the annual financial statements or annual report.

(5) Delegation: the power to grant pre-approvals of permitted services according to applicable regulations shall be granted to a Board member fulfilling the independence requirements. These decisions shall be reported to the Board during the first meeting convened after the granting of pre-approval.

(6) Approval of services: external auditing and other related services and tax services were approved by the Board of Directors in detail.

ITEM 16D.	Exemptions from the Listing Standards for Audit Committees

None

ITEM 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None

PART III

ITEM 17.	FINANCIAL STATEMENTS.

The registrant has responded to Item 18 in lieu of responding to this Item.

ITEM 18.	FINANCIAL STATEMENTS.

COMPAÑÍA INTERNACIONAL DE TELECOMUNICACIONES S.A.

Consolidated Annual Financial Statements as of December 31, 2003 and 2002 and for the fiscal year ended December 31, 2003, the three month fiscal year ended December 31, 2002 and the fiscal year ended September 30, 2002 and 2001.

Reports of independent public accountants on annual financial statements	F-1
Consolidated Balance Sheets as of December 31, 2003 and 2002	F-5
Consolidated Statements of Operations for the Fiscal Year Ended December 31, 2003, the Three-Month Fiscal Year Ended December 31, 2002 and the Fiscal Years Ended September 30, 2002 and, 2001.	F-6
Consolidated Statements of Shareholders’ Equity for the Fiscal Year Ended December 31, 2003, the Three-Month Fiscal Year Ended December 31, 2002, and the Fiscal Years Ended September 30, 2002 and 2001	F-7
Consolidated Statements of Cash Flows for the Fiscal Year Ended December 31, 2003, the Three-Month Fiscal Year Ended December 31, 2002 and the Fiscal Years Ended September 30, 2002 and 2001	F-11

Notes to the Consolidated Annual Financial Statements as of December 31, 2003 and 2002 and for the fiscal year December 31, 2003, the three-month fiscal year ended December 31, 2002, and the fiscal years ended September 30, 2002 and 2001

F-12

ITEM 19.	EXHIBITS.

Exhibit No.	Description

1.1	English translation of the Estatutos (By-Laws) of Compañía Internacional de Telecomunicaciones S.A. (the “Company”), as amended to date of filing.*

2.1	Second Supplemental Indenture, dated August 7, 2003 between Compañía Internacional de Telecomunicaciones S.A. and The Bank of New York.

4.1	Management Agreement, dated November 8, 1990, between Telefónica de Argentina S.A. and Telefónica de España S.A., together with an English summary thereof.**

4.2

Credit Assignment and Indemnity Bond Termination Agreement, dated as of December 12, 2001,

between Telefónica de Argentina S.A., Telefónica Internacional S.A. and Compañía Internacional de Telecomunicaciones S.A.**

8.1	List of subsidiaries

12.1	Section 302 Certification of the Chairman

12.2	Section 302 Certification of the Chief Financial Officer

13.1	Section 906 Certification of the Chairman

13.2	Section 906 Certification of the Chief Financial Officer

*	Incorporated by reference to our Annual report filed with the Securities and Exchange Commission on April 15, 2003.
**	Incorporated by reference to the Registration Statement on Form F-1 of Telefónica de Argentina S.A. filed with the Securities and Exchange Commission on October 28, 1993 (Registration No. 33-70982).

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

COMPAÑÍA INTERNACIONAL DE TELECOMUNICACIONES S.A.

By:	/s/ Juan Ignacio López Basavilbaso
	Name:	Juan Ignacio López Basavilbaso
	Title:	Director

Dated April 16, 2004

COMPAÑIA INTERNACIONAL DE TELECOMUNICACIONES S.A.

Consolidated Financial Statements as of December 31, 2003 and 2002

and for the fiscal year ended December 31, 2003,

the three-month fiscal year ended December 31, 2002,

and the fiscal years ended September 30, 2002 and 2001

COMPAÑÍA INTERNACIONAL DE TELECOMUNICACIONES S.A.

TABLE OF CONTENTS OF THE CONSOLIDATED FINANCIAL STATEMENTS

Report of independent public accountants.

Consolidated Balance Sheets as of December 31, 2003 and 2002.

Consolidated Statements of Operations for the fiscal year ended December 31, 2003, the three-month fiscal year ended December 31, 2002 and the fiscal years ended September 30, 2002 and 2001.

Consolidated Statements of Changes in Shareholders’ Equity for the fiscal year ended December 31, 2003, the three-month fiscal year ended December 31, 2002 and the fiscal years ended September 30, 2002 and 2001.

Consolidated Statements of Cash Flows for the fiscal year ended December 31, 2003, the three-month fiscal year ended December 31, 2002 and the fiscal years ended September 30, 2002 and 2001.

Notes to the Consolidated Financial Statements as of December 31, 2003 and 2002, and for the fiscal year ended December 31, 2003, the three-month fiscal year ended December 31, 2002 and the fiscal years ended September 30, 2002 and 2001.

F-i

INDEPENDENT PUBLIC ACCOUNTANT’S REPORT

To the Board of Directors of

Compañía Internacional de Telecomunicaciones S.A.

1.	We have audited the accompanying consolidated balance sheets of Compañía Internacional de Telecomunicaciones S.A. (the “Company”, an Argentine corporation) and its consolidated subsidiary Telefónica de Argentina S.A. (“Telefónica”) as of December 31, 2003 and 2002 and the consolidated statements of operations, changes in shareholders’ equity and cash flows for the fiscal year and the three-month fiscal year, respectively, then ended and for the fiscal year ended September 30, 2002, prepared in accordance with generally accepted accounting principles applicable to consolidated financial statements in Argentina approved by the Professional Council of Economic Sciences of the City of Buenos Aires (“CPCECABA”), except for the matter mentioned in paragraph 6 of this report as required by the Comisión Nacional de Valores (“CNV”) accounting rules.

2.	The Company’s consolidated financial statements for the fiscal year ended September 30, 2001, before their restatement in constant Argentine pesos of February 28, 2003 and the computation of retroactive reclassifications (see note 2.9 to the consolidated financial statements), which are presented for comparative purposes, were audited by other auditors who were members of an international firm that has ceased operations. Those auditors expressed an unqualified opinion in accordance with generally accepted auditing standards in the United States of America on such consolidated financial statements, as stated in their report dated November 16, 2001 (February 26, 2002 with respect to the matters discussed in note 22 to such financial statements). Those auditors also included explanatory paragraphs in their report for uncertainties related to the existence of substantial doubt about the Company’s and Telefónica’s ability to continue as a going concern, as well as a description of certain measures adopted by the Argentine Government in response to the Argentine economic crisis, the fact that the recoverability of the booked value of fixed assets of Telefónica’s telecommunication business as of September 30, 2001 depended on the outcome of the ongoing renegotiation of rates and that the effect of the devaluation of the Argentine Peso could cause the Company’s shareholders’ equity to become negative.

3.	The financial statements mentioned in paragraphs 1 and 2 are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements mentioned in paragraph 1, and on the adjustments referred to in paragraph 8, based on our audits.

4.	We conducted our audits in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

5.	We did not audit the financial statements of Telefónica’s consolidated subsidiary, Telinver S.A., as of December 31, 2003 and 2002 used to prepare Telefónica’s consolidated financial statements as of such dates, which statements reflect a negative equity of $22 million (amount calculated considering the Company’s indirect ownership interest in such company) and net income of $7 million (amount calculated considering the Company’s indirect ownership interest in such company) as of and for the fiscal year ended December 31, 2003. Also, we did not audit the financial statements of Telinver S.A. as of September 30, 2002 used to prepare Telefónica’s consolidated financial statements as of such date. The financial statements of Telinver S.A. were audited by other auditors who issued their reports, which have been provided to us by the Company, dated January 30, 2004 and November 4, 2002 respectively, expressing an unqualified opinion according to generally accepted auditing standards in the United States of America. Those auditors also included an explanatory paragraph in their reports relating to an uncertainty for the existence of a substantial doubt about Telinver S.A.’s ability to continue as a going concern. Our opinion included in paragraph 7 of this report, insofar as it relates to the amounts included for Telinver S.A., is based on the reports of those auditors.

6.	As explained in note 2.2 to the accompanying consolidated financial statements, Decree No. 664/03 of the National Executive Power and General Resolution No. 441/03 of the CNV suspended the application of the method of inflation adjustment as from March 1, 2003. In accordance with generally accepted accounting principles in Argentina as promulgated by the CPCECABA, the requirement to restate financial statements to reflect the effects of inflation was in effect until September 30, 2003. In compliance with the provisions of Decree No. 664/03 of the National Executive Power and General Resolution No. 441/03 of the CNV, the consolidated financial statements of the Company and its subsidiary have been restated for inflation through February 2003. Had the financial statements been restated for inflation in accordance with generally accepted accounting principles in Argentina as promulgated by the CPCECABA, the Company’s shareholders’ equity and net income for the fiscal year ended December 31, 2003 would have amounted to approximately $720 million and $185 million, respectively. The consolidated financial statements for the three-month fiscal year ended December 31, 2002 and for the fiscal years ended September 30, 2002 and 2001, presented for comparative purposes, have been restated for inflation through February 2003.

7.	In our opinion, the consolidated financial statements mentioned in paragraph 1 present fairly, in all material respects, the consolidated financial position of the Company and its subsidiary as of December 31, 2003 and 2002, and the results of their operations and their cash flows for the fiscal years ended December 31, 2003, September 30, 2002 and the three-month fiscal year ended December 31, 2002 in conformity with professional generally accepted accounting principles in Argentina approved by the CPCECABA applicable to consolidated financial statements, except for the lack of restatement of the consolidated financial statements to reflect the effects of inflation until September 30, 2003 as described in paragraph 6 of this report.

8.	As discussed in paragraph 2 above, the Company’s consolidated financial statements for the fiscal year ended September 30, 2001 were audited by other auditors who were members of an international firm that has ceased operations. Note 2.4 to the consolidated financial statements describes the modifications introduced by new professional accounting principles in Argentina approved by the CPCECABA applicable to the Company. The consolidated financial statements for the fiscal year ended September 30, 2001 were restated by the Company to give effect to those modifications. We audited the adjustments described in note 2.4 that were applied to restate the Company’s consolidated financial statements as of September 30, 2001. In our opinion, such adjustments are appropriate and have been properly applied. However, we were not engaged to audit, review or apply any procedures to such consolidated financial statements of the Company other than with respect to such adjustments and, accordingly, we do not express an opinion or any other form of assurance on the consolidated financial statements as of September 30, 2001, taken as a whole.

9.	In the accompanying consolidated financial statements, reference is made to the evaluations and estimates made by the Company’s Management as of the date of issuance of these consolidated financial statements, with regard to continuing measures implemented by the Argentine Government to deal with the economic crisis mentioned therein (see note 2 to the consolidated financial statements).

10.	The consolidated financial statements referred to in paragraph 1 have been prepared assuming that the Company and Telefónica will continue as a going concern. As discussed in note 11 to the consolidated financial statements, since the beginning of 2002, Telefónica has been unable to raise its regulated service rates and is in the process of negotiating increases in such rates with the Argentine Government. Telefónica’s Management has taken several initiatives, including some exceptional measures, to mitigate the current impact of this situation. However, the recoverability of the participation of the Company in the recorded amounts of fixed assets and minimum presumed income tax credit of Telefónica as of December 31, 2003 of $4,751 million and $55 million, respectively, both corresponding to the telecommunications business, and the booked amount of goodwill related to the Company’s investment in Telefónica as of December 31, 2003 of $323 million, may be affected by the final effect that the outcome of such renegotiation may have on Telefónica’s economic and financial equation, and consequently, on the Company’s equation (see notes 6, 2.5.g) and 2.5.m) to the consolidated financial statements). As discussed in note 7 to the consolidated financial statements, as of December 31, 2003 the Company’s consolidated current assets are lower than its consolidated current liabilities, which include a liability of $2,560 million owed to Telefónica Internacional, S.A. (“TISA”), a shareholder of the Company. The Company’s and Telefónica’s ability to meet their short-term debt obligations and continue their normal operations will depend on TISA’s continued refinancing of the loan granted to the mentioned companies, and on the obtaining of other financing from related or unrelated parties which, to date, is not available in sufficient amounts. The uncertainty described above raises substantial doubt about the ability of the Company and Telefónica to continue as a going concern. The consolidated financial statements do not include any adjustments or reclassifications that might result from the outcome of this uncertainty.

11.	CNV and professional accounting principles generally accepted in Argentina followed by the Company (see paragraph 1 of this report) applicable to consolidated financial statements vary in certain significant respects from generally accepted accounting principles in the United States of America. The application of the latter would have affected the determination of net income (loss) and the determination of shareholders’ equity and financial position to the extent summarized in Note 24.

Buenos Aires,
February 10, 2004
DELOITTE & Co. S.R.L.
C.P.C.E.C.A.B.A. Vol. 1—F° 3

ALBERTO LOPEZ CARNABUCCI
(Partner)
Certified Public Accountant—U.B.A.
C.P.C.E.C.A.B.A. Vol. 212—F° 200

COMPAÑIA INTERNACIONAL DE TELECOMUNICACIONES S.A.

Registered Address: Av. Ingeniero Huergo 723 – Ground floor, Buenos Aires (1)

CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2003 AND 2002

AND FOR THE FISCAL YEAR ENDED DECEMBER 31, 2003,

THE THREE-MONTH FISCAL YEAR ENDED DECEMBER 31, 2002,

AND THE FISCAL YEARS ENDED SEPTEMBER 30, 2002 AND 2001 (2)

Principal Business: Direct or indirect participation in businesses related to the areas of telecommunications, media and energy.

Registration with the Public Registry of Commerce:

•	Of the articles of incorporation: October 4, 1990.

•	Of the last change to the bylaws: January 21, 2003 (2).

Registration number with the “Inspección General de Justicia” (“IGJ” the governmental regulatory agency of corporations): 1,528,250.

Duration of the corporation: through October 1, 2089.

Fiscal year-end: December 31 (2).

Capital structure: See Note 5.

(1)	Corresponding to the Company’s new corporate address, which was changed by the Board of Directors on April 7, 2003.

(2)	See Note 2.3.

MARIO EDUARDO VAZQUEZ Vicepresident

COMPAÑIA INTERNACIONAL DE TELECOMUNICACIONES S.A.

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2003 AND 2002

Amounts stated in millions of Argentine pesos restated as described in Note 2.2.

(See Notes 2.3 and 2.4.)

	2003	2002
CURRENT ASSETS
Cash and banks (Note 3.1.a)	18	46
Investments (Notes 25.a) and b)	337	353
Trade receivables (Note 3.1.b)	249	315
Other receivables (Note 3.1.c)	127	194
Inventories (Note 3.1.d)	13	15
Other assets (Note 3.1.e)	3	3

Total current assets	747	926

NONCURRENT ASSETS
Trade receivables (Note 3.1.b)	12	5
Other receivables (Note 3.1.c)	117	113
Investments (Note 25.a)	17	18
Fixed assets (Note 25.c)	7,342	8,476
Intangible assets (Note 25.d)	82	87

Subtotal noncurrent assets	7,570	8,699

Goodwill on investment in Telefónica (Note 3.1.k)	323	346

Total noncurrent assets	7,893	9,045

Total assets	8,640	9,971

CURRENT LIABILITIES
Trade payables (Note 3.1.f)	418	416
Bank and other financial payables (Note 3.1.g)	3,283	3,687
Payroll and social security taxes payable (Note 3.1.h)	73	73
Taxes payable (Note 3.1.i)	80	96
Other payables (Note 3.1.j)	75	54
Reserves (Note 25.e)	4	3

Total current liabilities	3,933	4,329

NONCURRENT LIABILITIES
Trade payables (Note 3.1.f)	69	68
Bank and other financial payables (Note 3.1.g)	2,553	3,902
Payroll and social security taxes payable (Note 3.1.h)	19	28
Other payables (Note 3.1.j)	46	65
Reserves (Note 25.e)	219	160

Total noncurrent liabilities	2,906	4,223

Total liabilities	6,839	8,552
MINORITY INTEREST IN SUBSIDIARIES	978	849
SHAREHOLDERS’ EQUITY (per related statements)	823	570

Total liabilities, minority interest in subsidiaries and shareholders’ equity	8,640	9,971

The accompanying Notes 1 to 25 are an integral part of these financial statements.

MARIO EDUARDO VAZQUEZ Vicepresident

COMPAÑIA INTERNACIONAL DE TELECOMUNICACIONES S.A.

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2003, THE

THREE-MONTH FISCAL YEAR ENDED DECEMBER 31, 2002

AND THE FISCAL YEARS ENDED SEPTEMBER 30, 2002 AND 2001 (1)

Amounts stated in millions of Argentine pesos, except for per share amounts which are stated in Argentine pesos, restated as described in Note 2.2.

(See Note 2.4.)

	December 31,		September 30,
	2003	2002 (6)	2002	2001
NET REVENUES (2)	2,750	624	3,859	6,154
COST OF SERVICES PROVIDED (Note 3.1.l)	(1,992)	(501)	(2,504)	(3,121)

Gross profit	758	123	1,355	3,033
ADMINISTRATIVE EXPENSES (Note 25.h)	(353)	(101)	(492)	(629)
SELLING EXPENSES (Note 25.h)	(163)	(69)	(757)	(918)
DEPRECIATION OF GOODWILL ON INVESTMENT IN TELEFONICA (Note 3.1.k) (7)	(23)	(6)	(23)	(23)

Subtotal	219	(53)	83	1,463
(LOSS) GAIN INCOME ON EQUITY INVESTMENTS	(3)	1	(8)	(4)
HOLDING AND FINANCIAL INCOME (LOSS) ON ASSETS (3)
Exchange differences	(74)	(15)	109	(218)
Interest and financial charges	59	7	23	106
Allowance for impairment of Patriotic Bond (Note 25.e)	(60)	—	—	—
Inflation loss on monetary accounts	(3)	52	(864)	—
Other (Note 3.1.m)	4	1	(18)	6
HOLDING AND FINANCIAL INCOME (LOSS) ON LIABILITIES (4)
Exchange differences	992	618	(3,527)	24
Interest and financial charges	(645)	(192)	(526)	(433)
Inflation gain on monetary accounts	4	(16)	769	—
Other (Note 3.1.m)	(3)	(1)	(36)	(70)
UNUSUAL ITEMS (Note 25.h)	—	—	—	(15)
OTHER EXPENSES, NET (Note 3.1.n)	(71)	(51)	(154)	(249)

Income (loss) for the year from continuing operations before income tax and minority interest in subsidiaries	419	351	(4,149)	610
INCOME TAX (Note 2.5.m)	—	—	(120)	(282)
MINORITY INTEREST IN SUBSIDIARIES	(142)	(101)	1,314	(269)

Net income (loss) for the year from continuing operations	277	250	(2,955)	59
NET LOSS OF TELEFONICA’S SPUN-OFF BUSINESSES (Note 23.2.)	—	—	—	(15)

Net income (loss) for the year	277	250	(2,955)	44

Net earnings (loss) per common share for the year (5)	0.052	0.047	(0.557)	0.008

(1)	See Note 2.3.

(2)	See Note 2.5.o).

(3)	Mainly related to current investments, trade receivables, other receivables and inventories.

(4)	Mainly related to trade, bank and financial and other payables.

(5)	Basic and diluted. See Note 2.5.p).

(6)	Three-month fiscal year.

(7)	29 million and 6 million as of September 30, 2002 and 2001, respectively, were classified in “Cost of services provided – Depreciation of intangible assets”.

The accompanying Notes 1 to 25 are an integral part of these financial statements.

MARIO EDUARDO VAZQUEZ Vicepresident

COMPAÑIA INTERNACIONAL DE TELECOMUNICACIONES S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2003 (a)

Amounts stated in millions of Argentine pesos restated as described in Note 2.2.

(See Note 2.4.)

	Shareholders’ contributions
	Common			Preferred			Subtotal
	Capital stock	Adjustment to capital stock	Premium on share issue	Capital stock	Adjustment to capital stock	Adjustment to redemption value
Description	Face value			Face value
Balances as of December 31, 2002	531	1,563	34	14	44	(19)	2,167
Adjustment to preferred stock’s redemption value (b)	—	(1)	—	—	—	1	—
Transition adjustment for change in accounting principles in Telefónica (c)	—	—	—	—	—	—	—
Net income for the fiscal year ended December 31, 2003	—	—	—	—	—	—	—

Balances as of December 31, 2003	531	1,562	34	14	44	(18)	2,167

	Retained earnings (losses)			Total
Description	Legal reserve	Reserve for future dividends	Unappropriated earnings (losses)
Balances as of December 31, 2002	226	838	(2,661)	570
Adjustment to preferred stock’s redemption value (b)	—	—	—	—
Transition adjustment for change in accounting principles in Telefónica (c)	—	—	(24)	(24)
Net income for the fiscal year ended December 31, 2003	—	—	277	277

Balances as of December 31, 2003	226	838	(2,408)	823

(a)	See Note 2.3.

(b)	See Note 4.

(c)	See Note 2.4.a)2.

The accompanying Notes 1 to 25 are an integral part of these financial statements.

MARIO EDUARDO VAZQUEZ
Vicepresident

COMPAÑIA INTERNACIONAL DE TELECOMUNICACIONES S.A.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE THREE-MONTH FISCAL YEAR ENDED DECEMBER 31, 2002 (a)

Amounts stated in millions of Argentine pesos restated as described in Note 2.2.

(See Note 2.4.)

	Shareholders’ contributions
	Common			Preferred			Subtotal
	Capital stock	Adjustment to capital stock	Premium on share issue	Capital stock	Adjustment to capital stock	Adjustment to redemption value
Description	Face value			Face value
Balances as of September 30, 2002	531	1,564	34	14	44	(20)	2,167
Adjustment to preferred stock’s redemption value (b)	—	(1)	—	—	—	1	—
Net income for the three-month fiscal year ended December 31, 2002	—	—	—	—	—	—	—

Balances as of December 31, 2002	531	1,563	34	14	44	(19)	2,167

	Retained earnings (losses)			Total
Description	Legal reserve	Reserve for future dividends	Unappropriated earnings (losses)
Balances as of September 30, 2002	226	838	(2,911)	320
Adjustment to preferred stock’s redemption value (b)	—	—	—	—
Net income for the three-month fiscal year ended December 31, 2002	—	—	250	250

Balances as of December 31, 2002	226	838	(2,661)	570

(a)	See Note 2.3.

(b)	See Note 4.

(c)	See Note 2.4.a)2.

The accompanying Notes 1 to 25 are an integral part of these financial statements.

MARIO EDUARDO VAZQUEZ
Vicepresident

COMPAÑIA INTERNACIONAL DE TELECOMUNICACIONES S.A.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 2002 (a)

Amounts stated in millions of Argentine pesos restated as described in Note 2.2.

(See Note 2.4.)

	Shareholders’ contributions
	Common			Preferred			Subtotal
	Capital stock	Adjustment to capital stock	Premium on share issue	Capital stock	Adjustment to capital stock	Adjustment to redemption value
Description	Face value			Face value
Balances as of September 30, 2001	531	1,542	34	14	44	2	2,167
Adjustment to preferred stock’s redemption value (b)	—	22	—	—	—	(22)	—
Net loss for the fiscal year ended September 30, 2002	—	—	—	—	—	—	—

Balances as of September 30, 2002	531	1,564	34	14	44	(20)	2,167

	Retained earnings (losses)			Total
	Legal Reserve	Reserve for future dividends	Unappropriated earnings (losses)
Description
Balances as of September 30, 2001	226	838	44	3,275
Adjustment to preferred stock’s redemption value (b)	—	—	—	—
Net loss for fiscal year ended September 30, 2002	—	—	(2,955)	(2,955)

Balances as of September 30, 2002	226	838	(2,911)	320

(a)	See Note 2.3.

(b)	See Note 4.

The accompanying Notes 1 to 25 are an integral part of these financial statements.

MARIO EDUARDO VAZQUEZ
Vicepresident

COMPAÑIA INTERNACIONAL DE TELECOMUNICACIONES S.A.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 2001 (a)

Amounts stated in millions of Argentine pesos restated as described in Note 2.2.

(See Note 2.4.)

Shareholders’ contributions
	Common			Preferred			Subtotal
	Capital stock	Adjustment to capital stock	Premium on share issue	Capital stock	Adjustment to capital stock	Adjustment to redemption value
Description	Face value			Face value
Balances as of September 30, 2000 (b)	531	1,542	34	17	53	2	2,179
Resolutions approved by the Regular Shareholders’ Meeting of December 18, 2000:
- Legal Reserve	—	—	—	—	—	—	—
- Reserve for future dividends	—	—	—	—	—	—	—
Resolutions approved by the Special Shareholders’ Meeting of April 30, 2001:
- Redemption of preferred stock	—	—	—	(3)	(9)	—	(12)
- Cash dividend, Class A preferred shares	—	—	—	—	—	—	—
- Cash dividend, Class B preferred shares	—	—	—	—	—	—	—
Effect of Telefónica’s spun-off businesses	—	—	—	—	—	—	—
Net income for the year ended September 30, 2001	—	—	—	—	—	—	—

Balances as of September 30, 2001	531	1,542	34	14	44	2	2,167

	Retained earnings (losses)			Total
Description	Legal reserve	Reserve for future dividends	Unappropriated earnings (losses)
Balances as of September 30, 2000 (b)	210	561	309	3,259
Resolutions approved by the Regular Shareholders’ Meeting of December 18, 2000:
- Legal Reserve	16	—	(16)	—
- Reserve for future dividends	—	283	(283)	—
Resolutions approved by the Special Shareholders’ Meeting of April 30, 2001:
- Redemption of preferred stock	—	—	—	(12)
- Cash dividend, Class A preferred shares	—	(1)	—	(1)
- Cash dividend, Class B preferred shares	—	(5)	—	(5)
Effect of Telefónica’s spun-off businesses	—	—	(10)	(10)
Net income for the year ended September 30, 2001	—	—	44	44

Balances as of September 30, 2001	226	838	44	3,275

(a)	See Note 2.3.

(b)	As modified due to the New accounting principles. See Note 2.4.

The accompanying Notes 1 to 25 are an integral part of these financial statements.

MARIO EDUARDO VAZQUEZ
Vicepresident

COMPAÑIA INTERNACIONAL DE TELECOMUNICACIONES S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS (1)

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2003, THE THREE-MONTH

FISCAL YEAR ENDED DECEMBER 31, 2002 (2)

AND FOR THE FISCAL YEARS ENDED SEPTEMBER 30, 2002 AND 2001

Amounts stated in millions of Argentine pesos restated as described in Note 2.2.

(See Note 2.4.)

	December 31,		September 30,
	2003	2002	2002	2001
CHANGES IN CASH AND CASH EQUIVALENTS
Cash and cash equivalents at end of year	355	399	353	71
Cash and cash equivalents at beginning of year	399	353	71	887

(Decrease) Increase in cash and cash equivalents	(44)	46	282	(816)

CAUSES OF CHANGES IN CASH AND CASH EQUIVALENTS
Cash flows from operating activities:
Net income (loss) for the year	277	250	(2,955)	44
Net loss of Telefónica’s spun off businesses	—	—	—	15
Adjustments to reconcile net income (loss) for the year to net cash provided by continuing operating activities:
Income tax	—	—	120	282
Financial expenses (3) (4)	(442)	(624)	3,286	170
Fixed assets depreciation	1,285	314	1,403	1,347
Material consumption	35	10	65	64
Net book value of fixed assets retired	—	2	4	24
Net book value of intangible assets retired	—	—	8	—
Depreciation of intangible assets	24	4	40	24
Depreciation of goodwill on investment in Telefónica	23	6	23	23
Cost of goods sold	46	29	23	173
Holding gains in financial instruments	(27)	—	—	—
Increase in allowances and accruals (5)	189	58	542	455
Loss / (Income) on equity investments	3	(1)	8	4
Holding (gain) losses on inventories	—	(1)	10	—
Minority interest in subsidiaries	142	101	(1,314)	269
Payment of dividends to minority shareholders	—	—	(116)	(162)
Impairment in value of inventories	—	—	—	24
Changes in assets and liabilities:
Trade receivables	4	141	55	(310)
Other receivables	1	79	(57)	(205)
Inventories	(44)	1	(24)	(176)
Trade payables	(26)	(45)	(110)	(207)
Payroll and social security taxes payable	(8)	(9)	6	(84)
Taxes payable	46	(76)	(131)	17
Other payables	5	(8)	(14)	8
Reserves (5)	(2)	—	—	—
Collected interests	29	20	28	79
Payment of income tax and minimum presumed income	(75)	—	(38)	(403)

Total cash flows from continuing operating activities	1,485	251	862	1,475

Cash flows used in continuing investing activities:
Purchases of fixed assets (7) (8)	(141)	(36)	(308)	(850)
Financial Trust	(2)	—	—	—
Increase on equity investments	—	—	—	(11)
Increase in other noncurrent investments	—	—	—	(65)

Total cash flows used in continuing investing activities	(143)	(36)	(308)	(926)

Cash flows (used in) provided by continuing financing activities:
Increase in bank and other financial payables	131	33	301	3,613
Payment of bank and other financial payables	(954)	—	(267)	(4,380)
Interest paid	(547)	(194)	(301)	(584)
Increase in intangible assets (6)	(16)	(8)	(5)	(13)
Redemption of preferred stock	—	—	—	(12)
Payment of cash dividends	—	—	—	(6)

Total cash flows used in continuing financing activities	(1,386)	(169)	(272)	(1,382)

Spun off assets	—	—	—	(145)
Cash flows provided by Telefónica’s spun-off businesses	—	—	—	162

Total (decrease) increase in cash and cash equivalents	(44)	46	282	(816)

(1)	Cash and cash equivalents (current investments) with maturity not exceeding three months are considered to be cash and cash equivalents which totaled: (i) 18 million and 337 million, respectively, as of December 31, 2003 and (ii) 46 million and 353 million, respectively, as of December 31, 2002 (cash at beginning of year).

(2)	See Note 2.3.

(3)	In December 2003 and December and September 2002, net of (46) million, 18 million and 33 million corresponding to the exchange difference net of monetary gain (loss) originated by cash and cash equivalents in foreign currency as of the end of the fiscal year, respectively.

(4)	In December 2002 and September 2002, net of 3 million and 54 million, respectively, corresponding to monetary loss originated in local currency cash and cash equivalents.

(5)	Does not include charges in deferred tax assets allowance.

(6)	In December 2003 and December and September 2002, net of 3 million, 1 million and 11 million, respectively, financed by trade payables.

(7)	In September 2002, net of 29 million of capitalized exchange differences.

(8)	In December 2003 and September 2002 and 2001, net of 45 million, 15 million and 40 million, respectively, financed by trade payables.

The accompanying Notes 1 to 25 are an integral part of these financial statements.

MARIO EDUARDO VAZQUEZ Vicepresident

COMPAÑIA INTERNACIONAL DE TELECOMUNICACIONES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2003 AND 2002 AND FOR THE FISCAL YEAR ENDED

DECEMBER 31, 2003, THE THREE-MONTH FISCAL YEAR ENDED DECEMBER 31, 2002,

AND THE FISCAL YEARS ENDED SEPTEMBER 30, 2002 AND 2001 (See Note 2.3.)

Amounts stated in Argentine pesos (except where expressly indicated that figures are stated in some other currency) restated as described in Note 2.2.

1.	CORPORATE OBJECTIVE

Compañía Internacional de Telecomunicaciones S.A. (“Cointel” or “the Company”, indistinctly) controls Telefónica de Argentina S.A. (“Telefónica”) which has a license for an unlimited period of time to provide Basic Telephone Services to the Southern Region of Argentina. The license, as granted, was exclusive through November 8, 1997, with the possibility of a three-year extension. On March, 1998 the National Executive Power has issued Decree No. 264/98 which generally extended the period of exclusivity with respect to the provision of Basic Telephone Services until late 1999 and over time opening the telecommunications sector in Argentina to increased competition. In this context, the Secretary of Communications (“SC”) issued Resolution No. 1,686/99, which provided that the transition period to competition in telecommunications ended on October 10, 1999. In this respect, on March 31, 1999, Telefónica signed a contract with the SC whereby Telefónica was granted a license for an unlimited period of time to provide local, domestic and international long-distance telephone services and telex services in the Northern Region of Argentina. Telefónica’s obligations under this license, mainly relate to service quality and coverage of the areas to be serviced. Additionally, on June 9, 2000 the National Executive Power issued Decree No. 465/00, which provides for the total deregulation of the telecommunication market since November 9, 2000. On September 3, 2000, the National Executive Power issued Decree No. 764/2000 which, in the context of such deregulation approved the Rules for Licenses for Telecommunication Services, the Rules for Interconnection, the Rules for Universal Service and the Rules for the Management and Control of Radioelectric Spectrum. (See Notes 6. and 11.).

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

Telefónica, S.A. (“TESA”), formerly known as Telefónica de España S.A., a Spanish company, indirectly controlling the Company, has carried out a plan to make a global reorganization of its group operations by line of business. As a result of such reorganization, Telefónica and, consequently, the Company, no longer hold an interest in certain companies indirectly controlled by them. See Note 23.

2.	SIGNIFICANT ACCOUNTING POLICIES

2.1.	Consolidated financial statements

Following the procedure established by Technical Resolution (“RT”) No. 19 of the Governance Board of the Argentine Federation of Professional Councils in Economic Sciences (“FACPCE”) (see Note 2.4.), and the applicable standards of the National Securities Commission (Comisión Nacional de Valores or “CNV”), the Company has consolidated, line by line, its balance sheet as of December 31, 2003 and its statements of operations and cash flows for the fiscal year ended on such date, with the consolidated balance sheet, statements of operations and cash flows included in the consolidated financial statements of Telefónica and its subsidiary Telinver S.A. (“Telinver”) as of and for the fiscal year ended December 31, 2003, prepared in accordance with accounting principles consistent to those used by the Company, with regard to material balances and transactions, companies in which Cointel holds sufficient votes to determine the corporate will whether directly or indirectly.

As required by the Securities and Exchange Commission of the United States of America (“SEC”), the consolidated financial statements include as comparative information the consolidated balance sheet as of December 31, 2002 and the statements of operations, changes in shareholders’ equity and cash flows for the three-month fiscal year then ended and for the fiscal years ended September 30, 2002, and 2001.

For the presentation of comparative consolidated information as of December 31, 2002 the Company has consolidated, line by line, its balance sheet as of such date with the consolidated balance sheet included in the consolidated financial statements of Telefónica and its subsidiary Telinver S.A. (“Telinver”) as of December 31, 2002, after computing the effects of the new accounting principles (see Note 2.4.), and prepared in accordance with accounting principles consistent to those used by the Company, companies in which Cointel holds sufficient votes to determine the corporate will whether directly or indirectly. Moreover, due to the Company’s fiscal year-end date change (see Note 2.3.) the Company has consolidated, line by line, its statements of operations and cash flows for the three-month fiscal year ended December 31, 2002 by subtracting from the amounts corresponding to the consolidated statements of operations and cash flows included in the consolidated financial statements of Telefónica for the fiscal year ended December 31, 2002, the amounts corresponding to the consolidated statements of operations and cash flows included in the consolidated financial statements of Telefónica and Telinver for the nine-month period ended September 30, 2002 after computing the effects of the new accounting principles (see Note 2.4.). Moreover, due to Telefónica’s fiscal year-end date change (see Note 2.7.) the Company has consolidated, line by line, its statements of operations and cash flows for the year ended September 30, 2002 using the consolidated statements of operations and cash flows included in the consolidated financial statements of Telefónica for the three-month fiscal year ended December 31, 2001, plus the consolidated statements of operations and cash flows included in the consolidated financial statements of Telefónica for the nine-month period ended September 30, 2002, after computing the effects of the new accounting principles (see Note 2.4.).

The same disclosure criteria have been used in the preparation of supplementary information that disaggregates the data contained in the financial statements mentioned above.

The comparative information described above has been restated as explained in Note 2.2.

In accordance with generally accepted accounting principles in Argentina and current Argentine legislation, the presentation of the parent company’s unconsolidated financial statements is required. Consolidated financial statements are to be included as supplementary information to the unconsolidated financial statements. For the purpose of these financial statements, unconsolidated financial statements have been omitted since they are not required for SEC reporting purposes.

In addition, new accounting standards in Argentina (see Note 2.4.) require supplementally financial statements to be provided in investments in which there is joint control are consolidated by application of the proportional consolidation method. However, given that the assets, liabilities and operations of E-Commerce Latina S.A. (“ECL”, related company) are not significant, Telefónica has decided not to include financial statements consolidated with that company as supplementary information. In Management’s opinion, the non presentation of the Company and Telefónica’s financial statements consolidated with ECL’s financial statements as of December 31, 2003 and 2002 and for the fiscal year ended December 31, 2003, the three-month fiscal year ended December 31, 2002 and the fiscal years ended September 30, 2002 and 2001, does not constitute a material omission considering the Company’s financial statements taken as a whole.

As of December 31, 2003, the Company’s controlling interest in its subsidiaries is as follows:

Company	Business	Capital stock (1)		% of capital stock and % of votes		Shareholding
Telefónica	Telecommunications services	1,746,052,429	(2)	64.83	(4)	Direct
Telinver	Commercial, investment and telecommunications services, among others	49,623,217		64.83	(3)	Indirect

(1)	Total face value, in Argentine pesos.

(2)	Includes 2,355 treasury shares. See Note 23.

(3)	Telefónica’s interest in Telinver amounts to 99.99%.

(4)	See Note 23.

2.2.	Presentation of financial statements in constant Argentine pesos

Until March 31, 2002, the Company’s financial statements have been prepared recognizing the effects of changes in the purchasing power of money only through August 31, 1995, (maintaining the restatements recorded until that date), by the restatement of amounts to constant pesos, by means of the application of the restatement method in constant currency as set forth by the FACPCE in effect as of that date. Effective September 1, 1995, for Generally Accepted Accounting Principles in Argentina (“Argentine GAAP”) purposes, and considering the then current economic stability conditions and according to the requirements of General Resolution No. 272 of the CNV, the Company discontinued the application of the restatement method. This accounting criteria was applied under Argentine GAAP until December 31, 2001.

As a result of the new inflationary conditions and the changes to the Argentine economic model resulting from the enactment of the Public Emergency and Exchange System Reform Law, which are described in detail in Note 20., on March 6, 2002, the Professional Council of Economic Sciences of the City of Buenos Aires (“CPCECABA”) approved the reinstatement of inflation accounting in financial statements for fiscal years or interim periods ended on or after March 31, 2002, in accordance with Argentine professional accounting principles, and provided that all recorded amounts restated by changes in the general purchasing power until the suspension of such adjustments and any other amounts originated in transactions during the stability period are to be considered stated in currency of December 2001.

On July 16, 2002, the National Executive Power issued Decree No. 1,269/02 repealed Decree No.316/95, instructed the CNV, among others, to issue the necessary regulations concerning the preparation of financial statements restated to include the effects of inflation. On July 25, 2002, under Resolution No. 415/02, the CNV reinstated the requirement to file financial statements adjusted for inflation. However, on March 25, 2003, the National Executive Power issued Decree No. 664/03 repealing the provisions related to the inflation adjustment established by Decree No. 1,269/02 and ordering the CNV, among others, to issue any applicable regulations to ensure that no balance sheets or financial statements in constant currency are accepted. Therefore, on April 8, 2003, Resolution No.441/03 of the CNV sets forth that as from March 1, 2003, the restatement of financial statements in constant currency should be discontinued.

In accordance with the above, the financial statements of the Company as of December 31, 2003 have been prepared recognizing the effects of variations in the purchasing power of the Argentine peso until February 28, 2003 (restated according to the changes in the Argentine wholesale price index published by the Argentine Institute of Statistics and Census (“INDEC”)) in compliance with the regulations issued by the National Executive Power and the CNV.

In addition, the financial statements as of December 31, 2002 and for the three-month fiscal year ended on such date and the fiscal years ended September 30, 2002 and 2001, presented for comparative purposes as described in Note 2.1., arise from the amounts included in the financial statements as of December 31, 2002 filed with the SEC, restated in constant Argentine pesos of February 28, 2003.

On December 2, 2003, under Resolution CD No. 190/03, the CPCECABA discontinued the application of the restatement for inflation into constant Argentine pesos as set forth in RT No. 6 as from October 1, 2003, based on the fact that conditions for the restatement for inflation had continued in force through until September 30, 2003. The variation in the index applicable to the restatement of financial statements, the wholesale price index, was an increase of 118.2% for the period January through December 2002, 0.7% for the period January through February 2003. The decline in the index of 2.1% for the period March 2003 through September 2003 has not been reflected in the Company’s consolidated financial statements. A summary condensed consolidated balance sheet and net income for the fiscal year ended December 31, 2003 as if the referred resolution would have been applied for the preparation of the financial statements to include the variation in the wholesale price index for the period March through September 2003 is supplementally provided as follows:

Balance Sheet:
Current assets	747
Noncurrent assets	7,735

Total assets	8,482

Current liabilities	3,933
Noncurrent liabilities	2,905

Total liabilities	6,838

Minority interest in subsidiaries	924

Shareholders’ Equity:
Capital Stock, Reserves and Unappropriated losses of prior years	535
Net income (1)	185

Total Shareholders’ Equity	720

(1)	The effect on net income arising from applying the resolution above mentioned was mainly generated by the financial results.

In addition, balances as of and for the three-month fiscal year ended December 31, 2002, and for the fiscal years ended September 30, 2002 and 2001 presented for comparative purposes (see Note 2.3.) would have been restated to recognize the effects of the changes in the purchasing power of money for the period March through September 2003.

2.3.	Fiscal year-end change and comparative financial statements

On November 11, 2002, the Company’s Ordinary and Special Shareholders’ Meeting, approved the amendment of the fiscal year section of the Articles of Incorporation. This amendment consisted of changing the Company’s fiscal year-end from September 30 to December 31 of each year. On December 12, 2002, the CNV approved such fiscal year-end change and on January 21, 2003 this amendment was registered with the Public Registry of Commerce. Consequently, these financial statements correspond to the fiscal year ended December 31, 2003 and comparative information corresponding to the statements of operations, changes in shareholders’ equity and cash flows for the three-month fiscal year ended December 31, 2002 and the fiscal years ended September 30, 2002 and 2001 (See Note 2.1.).

2.4.	Accounting principles applied

The Governing Board of the FACPCE approved RTs No. 16, 17, 18, 19 and 20, introducing changes in professional accounting principles related to valuation and disclosure. These resolutions were approved with certain amendments by CPCECABA. The provisions contained in these resolutions are applicable to the Company for fiscal years beginning on or after October 1, 2002, except for RT No. 20 which is applicable for fiscal years beginning on or after January 1, 2003. On January 14, 2003, the CNV approved, through Resolution No. 434/03, with certain amendments, the above RTs to become effective for the fiscal years beginning on January 1, 2003 permitting their early adoption.

On June 13, 2003, in order to comply with the filing of its 2002 form 20-F with the SEC, the Company issued its financial statements as of December 31, 2002 and 2001 and for the three-month fiscal year/period then ended and for the fiscal years ended September 30, 2002, 2001 and 2000, giving effect to the new accounting principles mentioned above applicable to the Company.

The Company’s financial statements have been prepared in accordance with the accounting principles approved by CPCECABA, except for the matter mentioned in Note 2.3. as required by the CNV. See Note 2.2.

For purposes of segment reporting required by RT No. 18, the Company has identified that its most significant activity derives from its ownership interest in Telefónica. Additionally, Telefónica’s business segment information is disclosed in Note 16.

On February 5, 2003, the FACPCE approved RT No. 21, which replaces RTs No. 4 and 5, and indicates the information to be disclosed in the financial statements with respect to related parties. On February 19, 2003, Resolution MD No. 5/2003 of CPCECABA approved RT No. 21 with some amendments. RT No. 21, is in force for the fiscal years beginning on or after April 1, 2003. However, it can be early adopted. As of the date of issuance of these financial statements, the approval of the above mentioned RT is pending by the CNV.

The application of the new standards in accordance with Resolution No. 434/03 of the CNV gave rise to changes in valuation and presentation criteria detailed below, which have been recorded by the Company as explained above, its controlled companies and related company:

a)	Changes in valuation criteria

1.	Accounting measurement of certain receivables and payables at their discounted value

RT No. 17 establishes that certain assets and liabilities are to be measured in currency based on the calculation of their discounted value using the rate applicable at the time of initial measurement, unless the Company intends, and it is feasible to, dispose of its assets or advance settlement of its liabilities. The cumulative effect of the application of this new principle on shareholders’ equity at the beginning of the three-month fiscal year ended December 31, 2002 and its effect on the comparative information has not been significant.

2.	Derivative financial instruments

RT No. 20 sets forth the specific valuation and disclosure criteria to be applied to derivative financial instruments and hedging transactions. According to this standard, hedging instruments must be disclosed in the financial statements as either assets or liabilities at their fair value as of the date of the measurement. Should the financial instrument be intended to cover cash flow risks, the variation in fair value must be charged, according to the amendment introduced by the CPCECABA, to a specific account “Temporary differences in the measurement of derivative instruments intended as effective coverage” in the balance sheet and subsequently charged to the statement of operations for the year once the assets or liabilities covered have an impact on the income/loss for such year. If, instead, the financial instrument were to protect against the risk of changes in fair value, any variation in fair value must be directly charged to the statement of operations for the year. In both cases, the non-effective coverage portion of derivative instruments must be directly charged to the statement of operations for the period at the time such condition is known. The transition rule for the initial application sets forth that the difference between the previous measurement and that resulting from this new rule to determine the valuation of the instruments not designated as for hedging purposes, as well as those with no effective hedging coverage as defined in the standard, should be charged to the balance of “Unappropriated retained earnings/losses” at the beginning of the fiscal year in which this standard applies for the first time. Comparative figures have not been restated as required by the transition rule that establishes not to correct accounting balances of the previous years in the first year of application.

3.	Deferred tax

Until the above-mentioned rules changes, the Company determined its income tax expenses, in the event there was taxable income, as permitted, by applying the current 35% tax rate on the taxable income as of year-end without considering the effect of temporary differences between book and taxable income.

RT No. 17 sets forth that income tax amounts should be booked by application of the deferred tax method, recognizing the effects of temporary differences. (See Note 2.5.m).

b)	Changes in presentation criteria

1.	Preferred capital stock

As of the issuance date of the Company’s preferred stock, there were no specific accounting principles regarding the accounting for redeemable preferred stock. Therefore, the Company decided to present such preferred stock in its statement of changes in shareholders’ equity at their nominal value adjusted to their redemption value in accordance with their issuance conditions (see Note 4.).

RT No. 17 sets forth as a specific rule that redeemable preferred stock are classified as liabilities when their issuance conditions, directly or indirectly, require that the issuer redeems them for a determined or determinable amount, on a fixed or determinable date.

Based on the issuance conditions of the Company’s preferred stock and on their current status, the Company has concluded that its preferred capital stock has not met the conditions mentioned above. Accordingly, the Company has continued to classify the preferred stock as a component of shareholders’ equity.

2.	Goodwill on investment in Telefónica

In accordance with RT No. 19, as of December 31, 2003 and 2002, the Company has reclassified the goodwill on its investment in Telefónica as a separate line in the consolidated balance sheets segregated from the caption “Intangible assets”. The corresponding depreciation for the fiscal year ended December 31, 2003, the three-month fiscal year ended December 31, 2002 and the fiscal years ended September 30, 2002 and 2001 is disclosed in the consolidated statements of operations as of such dates under the caption “Depreciation of goodwill on investment in Telefónica”.

The adjustments computed in the financial statements for the application of the new accounting principles effective in Argentina since the year ended December 31, 2002, which relate to the application of the deferred income tax method and related effects in the spun-off business and minority interest are as follows:

Consolidated Statement of operations:

	September 30, 2002	September 30, 2001
Income tax	(54)	91
Minority interest	(34)	(27)
Income of spun-off businesses	—	30

Net income of the year	(88)	94

Disclosure of the depreciation of Goodwill on investments (1)	(23)	(23)

(1)	Included previously in the line “Administrative expenses”.

Shareholders’ equity:

Increase / (decrease)	September 30, 2002	September 30, 2001
Balance at the beginning of the year	88	9
Effect of Telefónica’s spun-off businesses	—	(15)
Net income of the year	(88)	94

Total	—	88

2.5.	Valuation methods

The Company applied the valuation criteria established by the professional accounting principles applicable to the Company and approved by the CPCECABA, except for the matter described in Note 2.4. and CNV regulations which, in their application to the transactions and the balances included in these financial statements, and except for the matter mentioned in Note 2.2., do not differ significantly from the valuation criteria established by CNV regulations.

The preparation of financial statements in conformity with generally accepted accounting principles in Argentina requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during each fiscal year.

The financial statements reflect the effects of economic and foreign exchange regulations that were known as of the date of issuance of the financial statements. All estimates of the Company’s and Telefónica’s Management have been made accordingly (among others, see Notes 2.5.g), 2.5.i), 2.5.m), 4., 7., 11., 14. and 20. for material estimates concerning the effects of the economic crisis in Argentina and related economic and regulatory government actions). The effects of any additional actions that the Argentine government may undertake in the future will be reported in the financial statements as the Company’s and Telefónica’s Management become aware of them (see Note 20.).

Final results may differ from those estimated by the Company’s and Telefónica’s Management. Accordingly, the decisions that are to be made in reliance on these financial statements should consider the future development of such governmental action, and the Company’s financial statements should be read in light of these circumstances.

The principal valuation methods used in the preparation of the consolidated financial statements are as follows:

a)	Cash and banks:

•	Amounts in Argentine Pesos: stated at nominal value, including financial income/expense accrued through the end of each fiscal year, if applicable.

•	Amounts in foreign currency: stated at the exchange rate applicable to its settlement in effect at the end of each fiscal year, according to the intended use by the Company, including accrued financial income/expense, if applicable.

b)	Current investments:

•	Investments in foreign Government bonds: valued at their listed value translated on the basis of the exchange rate prevailing at closing of the year.

•	Investments in mutual funds: measured at their net realizable value at the end of the year.

c)	Receivables and payables (except bank and other financial payables):

•	Receivables and payables in local currency: at nominal value, plus the financial results accrued as of the end of each year, if any, which is not significantly different from the accounting measurement obtained by calculating the discounted value of the cash flows that would be derived from such assets and liabilities. In accordance with RT No. 17, and as long as Law No. 25,561 (Public Emergency and Exchange Regime Reform Law) is still in force, the interpretation of the CPCECABA has been that the discount rate to be used would be such as stated in the transaction, and in the absence of such rate or a representative rate for the transaction, the interest rate quoted by Banco de la Nación Argentina for savings accounts will be taken into account. As of December 31, 2003 and 2002, this rate stood at approximately 1% nominal per annum.

•	Receivables and payables in foreign currency: valued at the exchange rates applicable to their settlement prevailing as of the end of each year, in accordance with the uses intended by the Company, plus the financial results accrued as of those dates, which do not differ significantly from the measurement of the discounted value based on the rate of the transaction.

•	Trade receivables include services provided and settlements with foreign correspondents, both billed and services and settlements accrued but unbilled as of the end of each year, the latter being determined based upon information about actual consumption, subsequent billings and estimates using historical data.

Trade receivables are disclosed net of the allowance for doubtful accounts, which has been assessed based on historical data and the estimated trend of collections. Telefónica includes as a receivable the portion accrued as of each year -end of the surcharge for late payment included in the invoices for payments until the “second due-date” of the invoice. For amounts that are past-due beyond the second due-date provided in the original invoice, the interest for late payment is recorded in the cases in which Telefónica estimates that it is likely that it will be recovered.

•	Prepaid services include payments made to IBM Argentina S.A. (“IBM”) in excess of the portion of the contract’s total cost expensed through each year -end for the basic services received. Such amount is disclosed net of the deferred gain from the sale of the assets transferred to IBM, which is recognized as income on a straight-line basis over the term of the contract. Likewise, annual increases in service costs, as agreed upon between the parties (See Note 10.1.), are accrued and recorded in the statement of operations by Telefónica during the fiscal year in which such increases occur.

•	“Patriotic Bond”: in 2002, this bond was accounted for at face value in foreign currency, stated at the exchange rate applicable to its settlement prevailing as of the end of the year, in accordance with the uses intended by Telefónica plus the financial income accrued until that date, which did not differ significantly from the measurement at the discounted value based on the rate of the instrument. In 2003, the bond was valued at its estimated recoverable value and Telefónica charged to income an allowance for impairment as a result of the Argentine Government’s decision to suspend the tender system for offsetting purposes against taxes and to include that bond on the list of eligible bonds for sovereign debt restructuring. In determining the amount of the allowance, Telefónica considered the fair values of comparable bonds (see Note 14.1).

•	Tax credit certificates (“TCC”): were accounted for at face value in U.S. dollars pesified at the rate of $1.4=US$1, plus the benchmark stabilization coefficient (“CER”) and the financial income accrued until the end of each year, which do not differe from the measurement at the discounted value based on the rate of the instrument. Telefónica intends to hold the tax credit certificates until the related maturity date and apply them against future taxes (see Note 14.2.).

•	Universal Service contribution (see Note 13.): Telefónica calculates the charge for the Universal Service contribution, consisting of 1% of revenues from telecommunications services, net of automatic deductions (deductions not requiring regulatory approval) provided by the related Regulation and in accordance with Telefónica’s estimates of the amounts payable within each year, since the detailed rules of calculation and payment of this tax are still pending. If this calculation results in a balance payable to the Universal Service fund, such net amount is booked as liability. On the other hand, all deductions and subsidies that must first be approved by the regulatory entity will be booked by Telefónica as receivable in each year in which its reimbursement is approved by such entity.

d)	Inventories:

Raw materials related to paper for printing directories have been accounted for at replacement cost, which does not exceed their estimated realizable value.

Cost related to directories in edition process has been accounted for at their production cost adjusted for inflation (see Note 2.2.). This amount does not significantly differ from reproduction cost and does not exceed its estimated realizable value.

Equipment and supplies for sale (including telephone accessories and prepaid cards) have been accounted for at the replacement cost up to the limit of their estimated realizable value.

Inventories are accounted for net of the allowance for impairment in value and slow turnover, determined based on inventory recoverability analysis at the end of each year.

e)	Other assets:

Other assets include buildings no longer used in Telefónica’s operations and intended for sale. The carrying book value has been recorded based on its estimated realizable value.

f)	Noncurrent investments:

•	Telefónica’s 50% interest in ECL as of December 31, 2003 and 2002 was accounted for by the equity method based on the financial statements as of such dates, prepared in accordance with accounting principles consistent with those used by the Company.

•	Other investments are:

•	Telefónica’s interest in Intelsat Ltd. (formerly known as International Telecommunications Satellite Organization (“Intelsat”)) and its interest in New Skies Satellites N.V. as of December 31, 2003 and 2002. They have been accounted for at the U.S. dollar amount of paid-in capital, stated at the exchange rate applicable to its settlement in effect at the end of each year, up to the limit of its interest valued by the equity method, determined on the basis of the latest available financial information (see Note 18.). As a result of the registration of Intelsat as a commercial entity, the requirement that Telefónica may not sell its interest in Intelsat without the prior consent of the regulatory authorities was eliminated.

•	Listed shares of Telefónica: relates to Class “B” Telefónica shares sold by the Company under repurchase agreements executed with Merrill Lynch International (“ML”). Until June 30, 2001 they were stated at their market value net of estimated selling expenses since the Board of Directors decided the free disposition of these shares. As from September 30, 2001, and according to the termination of the above mentioned agreement, the Company’s Management ceased to consider such shares as freely available and consequently, such shares (representing approximately 2.3% of the Company’s equity interest in Telefónica) were considered in the consolidation process with Telefónica’s financial statements.

•	Financial trust: corresponds to the value of the certificates of participation subscribed by the Company in the financial trust called “Proyecto de Inversión y Desarrollo: Complejo Industrial Nacional de las Telecomunicaciones 2003” (see Note 21.). Such certificates were valued at the subscription value paid by the Company, given that the trust was set up on September 25, 2003 and they were still not listed as of December 31, 2003. The certificates are expected to be recovered over a term in excess of one year.

g)	Fixed assets:

Fixed assets received from Empresa Nacional de Telecomunicaciones (“Entel”) have been valued at their transfer price to Telefónica restated as indicated in Note 2.2., and subsequent additions have been valued at cost, depreciated by the straight-line method over their remaining useful lives. When the construction of work in process extends over time, its value includes the financial cost net of the effect of inflation, if applicable, of financing by third parties related to the investment during the construction period until such time as the asset is ready to be used for a productive purpose. Capitalized interest included in construction in process for the fiscal year ended December 31, 2003 amounts to 8 million. During the three-month fiscal year ended December 31, 2002 capitalized interest and exchange differences are not material due to the stabilization of exchange rate and to the decrease in construction in process. Capitalized interest and exchange difference net of the effect of inflation, if applicable, included in construction in process for the fiscal years ended September 30, 2002 and 2001 totaled 40 million (includes 29 million of capitalized exchange difference) and 88 million, respectively (restated as indicated in Note 2.2.).

For fixed assets whose operating condition warrants replacement earlier than the end of the useful life assigned by Telefónica to the fixed asset category, Telefónica calculates depreciation charge based on the adjusted remaining useful life in accordance with Telefónica’s related assets replacement.

Fixed assets related to Telefónica’s telecommunications business were assessed for impairment based on their recoverable value on the basis of Telefónica’s Management best estimate of future cash flows of its telecommunications business, considering current information and future telephone service rates estimates. However, whether the participation of the Company in the recorded amount of fixed assets by Telefónica as of December 31, 2003 of 4,751 million (amount calculated considering the Company’s ownership interest in Telefónica) is fully recoverable, will depend on the effect that the final outcome of the tariff renegotiation may have on Telefónica’s economic and financial equation (see Notes 6. and 11.).

h)	Intangible assets:

•	Trademarks and the license to use the logo were valued at acquisition cost restated as described in Note 2.2., net of accumulated depreciation which is calculated based on the remaining duration of the Telinver contract, until October 2007.

•	The license related to the data transmission business, including the authorizations to use the “B” Band, restated as described in Note 2.2., is depreciated by the straight-line method over a 10-year term.

•	Deferred expenses incurred in connection with the issuance of negotiable obligations, have been restated as mentioned in Note 2.2., and are being depreciated by the straight-line method as from the issuance date to the maturity of such negotiable obligations. In addition, those expenses include the amount related to the “authorization fee” in connection with waivers granted by the holders of negotiable obligations of Telefónica which are depreciated on a straight-line basis through maturity. The portion of expenses related to Telefónica’s original issue of negotiable obligations that were settled in the exchange offer of August 7, 2003 have been fully amortized in the year based on the number of bonds actually exchanged through the exchange offer (see Note 7.3.1.).

•	The licenses to use links have been valued at the acquisition cost restated as indicated in Note 2.2. and are depreciated by the straight-line method over 15 years, the term of the license.

•	Organization and preoperating expenses include the Company’s start-up expenses which were amortized over a ten-year term as from the year ended December 31, 1991. As of September 30, 2001, they were totally amortized, consequently, during the fiscal year ended September 30, 2002, the Company has written off such original value and its corresponding accumulated amortization.

•	Goodwill reflects the cost of acquisition by Telefónica of the continuing portion of the internet business that used to be operated by Telefónica Data de Argentina S.A. (“TDA S.A.”), Satlink S.A., Compuserve Argentina S.A. and Aki S.A., exceeding such business valuation calculated by the equity method based on financial statements of those companies as of the effective acquisition dates or as of dates at which such value was not materially different from the one that would have been determined as of the acquisition dates. The original depreciation period was 10 years as from the respective acquisition dates. As of September 30, 2002, such goodwill has been valued at zero based on the estimation made by Telefónica of its recoverable value, due to the actual evolution of the customer portfolios acquired under each transaction. The loss resulting from the difference between the carrying amount and the recoverable value of the above mentioned goodwill amounted to 22 million and has been included in the caption “Depreciation of intangible assets” as of September 30, 2002.

•	The goodwill generated by the capital contributions, restated as indicated in Note 2.2, made by Telefónica with an issuance premium to ECL was being depreciated by the straight-line method over a 10 year term. As of September 30, 2002, based on the evolution foreseen by Telefónica of the e-commerce business, Telefónica has valued such goodwill at zero, adjusting it to its estimated recoverable value. The loss that results from the difference between the carrying amount and its recoverable value amounted to 8 million and has been included in the account “Net book value of intangible assets retired” as of September 30, 2002 (see Note 3.1.m).

•	The assignment to Telinver of Meller Comunicaciones S.A.’s rights pursuant to the contract for publishing Telefónica’s telephone directories and the non competition clause undertaken by Meller Comunicaciones S.A., have been valued at historical cost restated as described in Note 2.2. and are depreciated as from October 1, 1997 through December 31, and October 1, 2007, respectively, according to the terms of the contracts above-mentioned.

i)	Goodwill on investment in Telefónica:

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

As of September 30, 2002 the Company ceased to disclose the original goodwill value and its related accumulated amortization corresponding to the excess of the investment cost over its proportional equity value in connection with the purchase of the 51% equity interest in Telefónica, amounting to 96 million (restated as described in Note 2.2.) because it was fully amortized as of that date.

The recoverability analysis of the goodwill’s booked value generated by the investment in Telefónica as of December 31, 2003, has been made on the basis of the Management’s best estimate of Telefónica’s future cash flows, considering current information and Telefónica’s future service rates estimates. However, whether goodwill, as of December 31, 2003 in the amount of 323 million, is fully recoverable will depend on the final effect that the outcome of the tariff renegotiation may have on the Company’s and Telefónica’s economic and financial equation (see Note 11.).

j)	Bank and other financial payables:

•	In local currency: at nominal value plus interest accrued up to each year-end, payable on the respective maturity dates calculated at the contractual interest rate in effect as of such dates.

•	In foreign currency: at nominal value plus interest accrued up to each year-end, payable on the respective maturity dates, converted at the exchange rate in effect at the end of each year calculated at the contractual interest rate in effect as of such dates. See Note 25.g).

k)	Reserves:

During the normal course of business, Telefónica is subject to several labour, commercial, tax and regulatory claims. While these actions are being contested, the outcome of such individual matters is not predictable with assurance. Charges have been recorded for contingencies where it is probable that Telefónica will incur a loss. The amount of loss is based on Telefónica Management’s assessment of the likelihood of occurrence after consideration of legal counsel’s opinion regarding the matters. As of December 31, 2003, the amount booked for such purpose is 223 million.

l)	Financial Instruments:

Telefónica uses currency swaps, which, in the context of the Convertibility Law between the U.S. dollar and the Argentine Peso, were intended to eliminate the variability in the cash flows of its debts denominated in Yens and in Euros and that currently reduce such variability in relation to the variations in the exchange rate between the yen/euro and the U.S. dollar so that Telefónica has ensured a fix exchange rate between the yen/euro and the U.S. dollar for these obligations. Telefónica values the covered obligations at each year end closing exchange rate and also recognizes separately the financial instruments at their estimated fair value (see Note 2.4.a)2.).

m)	Income tax and Tax on minimum presumed income:

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

On April 2, 2003, CPCECABA issued Resolution MD No. 11/2003 establishing that the effect of the inflation restatement of the original cost of assets must not be considered to be a temporary difference as it is not a different valuation basis.

In order to book the above differences, the Company applied the liabilities method which sets forth the determination of net deferred tax assets or liabilities based on temporary differences charged to the “Income tax” caption in the statement of operations.

The Company’s and Telefónica’s Management evaluates the recoverability of deferred tax assets based on estimates. Ultimately, the recoverability of deferred tax assets depends upon the Company’s and Telefónica’s ability to generate enough taxable income during the periods in which these temporary differences are expected to be deductible.

In considering their estimates, the Company’s and Telefónica’s Management takes into account the reversal time period of deferred tax liabilities, projected taxable income and tax planning strategies. This assessment is based on a series of internal forecasts updated to reflect the most recent operating trends. In accordance with accounting principles in force, the Company must recognize deferred income tax assets when future deductibility is likely. Therefore, considering the variables which affect future taxable results, including the uncertainty related to the effect of the final outcome of the tariff renegotiation (See Note 11.), and considering current tax strategies and that Company’s income from its equity interest in Telefónica is not subject to income tax, the Company and Telefónica have booked a reserve for the balance of net deferred income tax assets whose recovery depends upon the generation of future taxable income.

Deferred tax assets and liabilities have been measured at nominal value in accordance with Resolution No. 434/03 of the CNV.

Under the Public Emergency and Exchange System Reform Law No. 25,561, as implemented by Decree No. 2,568/02, losses generated by the effect of the Argentine Peso devaluation on monetary assets and liabilities in foreign currency involved in the generation of Argentine-source income, existing as of January 6, 2002, valued at an exchange rate of $1.00 to US$1.00, should be adjusted using an exchange rate of $1.40 to US$1.00, and be carried forward five years as from the date of the enactment and used to offset income taxes at a proportion of 20% each year.

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

Telefónica’s foreign exchange tax loss as calculated by the above procedures and by application of a $1.40 exchange rate for the U.S. dollar was approximately 750 million, which will be computed in equal parts in five years starting December 31, 2002. Approximately 150 million will be computed for the tax purposes in the fiscal year ended December 31, 2003, while 450 million will be carried forward and applied to offset taxes in equal amounts over the next three years.

For the fiscal year ended December 31, 2003, Cointel has estimated a taxable income in the income tax of approximately 3 million that will be fully offset with tax loss carryforward existing at the beginning of the fiscal year. Additionally, for the three-month fiscal year ended December 31, 2002, the Company determined a taxable income in the income tax of approximately 33 million that was fully offset with tax loss carryforward existing at the beginning of such fiscal year. For the fiscal year ended September 30, 2002, Cointel estimated a taxable loss of approximately 795 million (historical value), and for the fiscal year ended September 30, 2001 the Company estimated that the income tax for its unconsolidated operations would not generate any taxable income.

As of December 31, 2002, the Company had an accumulated income tax loss carryforward of about 938 million (historical value), before the offsetting of the taxable income of 2003 fiscal year mentioned in the above paragraph, according to the respective tax returns filed, which can be used to offset the current fiscal year income tax and future taxes payable.

Telefónica has estimated consolidated taxable income of approximately 814 million for the fiscal year ended December 31, 2003 and that will be offset against cumulative tax loss carryforwards existing at the beginning of the fiscal year. Additionally, Telefónica has determined the existence of taxable loss for the three-month period ended December 31, 2002, and for the years ended September 30, 2002 and 2001, determined a taxable income in the income tax of approximately 189 million (historical value) and 1,060 million (historical value), respectively.

Additionally, as of December 31, 2002 Telefónica had on a consolidated basis, a tax loss carryforward of approximately 3,715 million (1,300 million at a 35% tax rate), before the offsetting mentioned in the above paragraph, according to the respective tax returns filed, that could be applied to offset taxes payable in the current year and subsequent years until 2007.

The consolidated tax loss carryforwards of Cointel, Telefónica and Telinver will expire as follows:

Available until	Tax loss carryforward (historical value, in millions)
2003	15
2004	60
2005	82
2006	795
2007	3,701

4,653

Every year in which offsetting occurs, the tax benefit will be realized if income tax (net of the offset) is equal to or exceeds the tax on minimum presumed income, but will be reduced by any excess of the latter over income tax.

The following table presents the components of the Company’s consolidated deferred tax balances (in millions of Argentine pesos):

	2003		2002
Deferred tax assets
Tax loss carryforwards	1,342	(1)	1,646
Exchange differences deductible in future fiscal years	186		249
Allowance for doubtful accounts	73		133
Interests deductible in future fiscal years	—		60
Allowance for contingencies and other non-deductible allowances and accruals	155		94

	1,756	(2)	2,182	(2)
Allowance for deferred tax assets (Note 25.e)	(1,609	)(2)	(2,023	)(2)

Subtotal	147		159

Deferred tax liabilities
Fixed assets	(122)		(138)
Dismissal accrual for tax purposes	(13)		(14)
Other liabilities	(12)		(7)

Subtotal	(147	)(2)	(159	)(2)

Total	—		—

(1)	Net of 286 million of tax loss carryforwards that offset the tax payable with respect to the taxable income estimated for the fiscal year ended December 31, 2003.

(2)	As of December 31, 2003, the effect of discounting the balances of deferred tax assets, deferred tax liabilities and allowance for deferred tax assets in accordance with accounting rules of the CPCECABA would have resulted in a reduction of those balances of 34 million, 1 million and 33 million, respectively. As of December 31, 2002, this effect on deferred tax assets, deferred tax liabilities and allowance for deferred tax assets would have resulted in a reduction of those balances of 84 million, 2 million and 82 million, respectively.

The following is the reconciliation of the income tax as charged to the income statement (that has been nil for the fiscal year and the three-month fiscal year ended December 31, 2003 and 2002, respectively, and a tax loss for the fiscal years ended September 30, 2002 and 2001) and the amount resulting from the application of the corresponding tax rate on pre-tax net income (in millions of Argentine pesos):

	December 31,		September 30,
	2003	2002 (a)	2002	2001
Net income (loss) before tax at statutory income tax rate	97	88	(992)	114
Permanent differences:
Income on equity investments	1	1	4	2
Non taxable earnings	—	(1)	(1)	(7)
Non deductible expenses	17	—	—	61
Inflation restatement effect	241	113	(668)	—
Reversal of allowance for deferred tax assets	(414)	(206)	—	—
Goodwill depreciation	8	1	4	10
Allowance for deferred tax assets (b)	—	—	2,229	—
Effect of minority interest	50	(1)	(456)	111
Other	—	5	—	(9)

Income tax benefit	—	—	120	282

(a)	Three-month fiscal year.

(b)	See Note 25.e).

Additionally, the Company and Telefónica calculate the Tax on minimum presumed income by applying the effective tax rate of 1% on certain production assets valued according to the tax regulations in effect as of the end of each year. This tax is supplementary to Income Tax. The Company’s and Telefónica tax liabilities will be the higher of these two taxes. However, if the tax on minimum presumed income exceeds income tax during one fiscal year, such excess may be computed as prepayment of any income tax excess over the tax on minimum presumed income that may arise in the next ten fiscal years.

For the fiscal year and the three-month fiscal year ended December 31, 2003 and 2002, respectively, the Company has determined a charge for the tax on minimum presumed income amounting to a loss of approximately 12,000 pesos and 3,000 pesos, respectively, which were charged to income of each year. Additionally, in the consolidated statement of operations for the fiscal year ended September 30, 2002, the Company included 0.5 million corresponding to the accumulated balance of tax on minimum presumed income as of that date, on the basis of its recoverability analysis. Additionally, as Cointel estimated that the tax on minimum presumed income would not generate any charge at the end of the fiscal year ended September 30, 2001, no tax on minimum presumed income was accrued in the statement of operations for the fiscal year then ended.

Telefónica has determined a minimum presumed income tax charge for the fiscal year ended December 31, 2003 in the amount of 40 million that was included in the caption “Other non-current receivables”, as Telefónica’s Management has estimated that such tax would be recoverable based on its tax projections and the terms for recovery established by the law (10 years). However, whether the booked amount of minimum presumed income tax of Telefónica’s telecommunications business of 85 million (55 million considering the Company’s interest in Telefónica) as of December 31, 2003 is fully recoverable, will depend on the final effect that the outcome of the tariff renegotiation may have on Telefónica’s economic and financial equation (See Notes 6. and 11.). The amounts capitalized as minimum presumed income tax have been measured at discounted value, based on Telefónica’s tax projections.

n)	Shareholders’ equity accounts:

•	Common capital stock: it has been presented at nominal value and the adjustment required to restate as described in Note 2.2. is included in the “Adjustment to capital stock” account. This account also absorbs any adjustment to the redemption value (shortfall or excess) of the preferred stock as explained in the following paragraph.

•	Preferred capital stock: it has been presented at its redemption value calculated in accordance with the issuance conditions as explained in Note 4., through the following items:

•	Face value of preferred shares.

•	Adjustment to capital stock: restatement of the preferred shares as described in Note 2.2.

•	Adjustment to redemption value: it represents the difference between the restated value of the preferred shares as stated in Note 2.2. and their redemption value.

•	Premium on share issue: this account comprises the additional contribution over the face value of capital stock made by the Class B common shareholders, restated as described in Note 2.2.

•	Legal reserve and unappropriated earnings: restated as described in Note 2.2.

•	Reserve for future dividends: as of December 31, 2003 the Company has a reserve for future dividends of 838 million (restated as described in Note 2.2.). However, as described in Note 6.d), the Board of Directors is currently not able to utilize such reserve for paying cash dividends.

o)	Statement of operations accounts:

Revenues and expenses are credited or charged to income on an accrual basis. Telefónica recognizes income from fixed telephony services (local and long distance and access to the network, among others) based on the use of the network. Charges for the installation of telephone lines are recognized as revenues when the service connection is made.

Telefónica recognizes income from sales of equipment when delivered and accepted by its customers. For contracts where Telefónica provides customers with an indefeasible right to use network capacity, Telefónica recognizes revenue ratably over the contract term. In addition, the effects of the adjustment of prices agreed upon with customers in relation to services rendered are recognized when all necessary conditions are met to consider them as revenues. Sales for the fiscal year ended on December 31, 2003 include approximately 51 million corresponding to the one time effect of these types of agreements. Telinver recognizes revenues and cost of sales for sales of advertisements in telephone directories when the directories are published and distributed. For the main telephone directories undergoing the process of edition as of December 31, 2003, the total amount of sales not yet booked as income, because of the revocability of the advertisement orders as of that date, is 7 million.

The line “Net loss of Telefónica’s spun-off businesses” includes the loss of the businesses that were spun-off, whether from Telefónica, or from companies which Telefónica used to control or joint control until the spin-off. The criteria applied to value such items are explained in Note 2.5. See Note 23.2.

The unusual items include the charges for the “Bank checking account transactions tax”. On March 30, 2001, the National Executive Power’s Decree No. 380/2001, that regulates the Competitiveness Law, became effective. The Competitiveness Law provides, among other things, for the creation of a bank checking account transactions tax. The new tax was to be effective through December 31, 2002, and the related collection would be used to create a Public Emergency Fund. Taking into account the features of such tax and the special economic circumstances of Argentina giving rise to its application, the Company’s Management had adopted the policy of disclosing the portion of the tax that directly affected its costs as an unusual item in the statement of operations as of September 30, 2001. The effectiveness of this tax was subsequently extended by the Government and so the Company ceased to consider it an unusual item.

Statement of operations accounts for the fiscal year ended December 31, 2003, the three-month fiscal year ended December 31, 2002 and the fiscal year ended September 30, 2002 have been restated as described in Note 2.2., as follows:

•	those accounts used to record monetary transactions during the course of each period have been restated by applying to the original amounts inflation adjustment factors corresponding to the month of accrual of the original transactions;

•	charges for the use or depreciation of non-monetary assets at historical cost (materials, inventory, fixed assets and intangible assets) have been stated based on the restated amounts of such assets (see Note 2.2.); and

•	financial income and expense, restated as described in Note 2.2., are disclosed net of the monetary result generated by the effect of inflation on the assets and liabilities that generated them.

Statement of operations accounts for the fiscal year ended September 30, 2001, were determined based on similar standards and originally valued according to historical values (monetary transactions), or according to the restated amount as of August 31, 1995 of the nonmonetary assets which originated them (materials, inventory, fixed assets, intangible assets and deferred charges and goodwill on investments in companies amortization). Additionally, for comparative purposes with the statement of operations for the fiscal year ended December 31, 2003, the statement of operations for the fiscal year ended September 30, 2001 has been restated taking into account the variations in the currency purchasing power between January 1, 2002 (end of the currency stability period) and February 28, 2003 (See Note 2.2.).

p)	Net earnings (loss) per common share:

The Company calculates the net earnings/(loss) per common share considering Cointel’s net income (loss) of the year/period after deducting preferred dividends, on the basis of 5,306,402,996 common shares with a face value of $0.1 and with one vote per share.

2.6.	Amounts expressed in millions of Argentine pesos

The amounts in millions of Argentine pesos contained in these financial statements have been rounded up or down in order to facilitate the footing of notes and tables in which they are included. The effect of such rounding is not material.

2.7.	Telefónica’s fiscal year-end change

On September 18, 2001, Telefónica’s Special Shareholders’ Meeting, approved the amendment of the fiscal year section of the Articles of Incorporation. This amendment consisted of changing Telefónica’s fiscal year-end from September 30 to December 31. The Comisión Nacional de Comunicaciones (“CNC”) issued Resolution No. 1,322 whereby it authorized Telefónica to change its fiscal year-end date.

2.8.	Financial instruments with off-balance sheet risk and concentrations of credit risk

The Company and Telefónica have not had a fixed policy of entering into financial instruments for managing their exposure to market risk. As of the date of these financial statements, Telefónica has entered into the following instruments, to manage the exposure to the risk of fluctuation of the exchange rate of significant indebtedness denominated in currencies other than the U.S. dollar.

1.	Foreign currency swap agreement with Citibank N.A. to hedge the risk of fluctuations in the yen-U.S. dollar exchange rate, in connection with the loan amounting to 7.8 billion Japanese yen granted by The Export Import Bank of Japan (currently the Japan Bank for International Cooperation) and maturing in February 2011, which accrues interest at a rate of 2.3% per annum. Such swap agreement provides a fixed exchange rate of 104.25 yen per U.S. dollar. The interest rate to be paid to Citibank N.A. during the term of the loan for the U.S. dollars received is 7.98% per annum. As of December 31, 2003, the related liability, taking into account the effect of the above-mentioned swap and the additional interest accrued, amounts to US$84 million. The contract establishes, among other provisions for this type of transaction, certain events of default under which the creditor may accelerate payment terms. Events of default include failure to pay financial debts for amounts in excess of 2% of Telefónica’s shareholders’ equity.

2.	During December 1999, Telefónica entered into a foreign currency swap agreement with Citibank N.A. to hedge the risk of fluctuations in the euro-U.S. dollar exchange, in connection with a portion of Telefónica’s net position of assets and liabilities in euros, including the balance of the loan granted by Istituto Centrale per il Credito a Medio Termine (“Mediocredito Centrale”) which matures in November 2014, and accrues interest at a rate of 1.75% per annum. Such swap agreement has an 8-year term until November 2007 and provides a fixed exchange rate of 0.998 euro per U.S. dollar. The interest rate paid to Citibank N.A. during the validity of the loan for the U.S. dollars to be received is 2.61% per annum.

3.	Telefónica uses currency future contracts to hedge the risk of fluctuations in the dollar exchange rate. In October and December 2003, Telefónica entered into currency future contracts known as non-deliverable forwards (“NDF”) amounting to US$25 million, maturing in April 2004, whereby the covered foreign currency positions are offset upon maturity of the respective contracts, because are exchanged money for the net resulting amounts. The guarantees granted by Telefónica to Deutsche Bank for these operations amounted to US$1.4 million, equivalent to 7% of the notional value. These instruments are used to cover certain firm short-term payment commitments in dollars.

At December 31, 2003, commitments of Telefónica covered by these operations are as follows:

Hedged underlying item	Hedged amount (million)		Hedge maturity or closing date	Future exchange rate	Notional value (millions)
Interest 2007 Bonds	US$	11.2	04/20/04	$/US$2.965	US$	10.0
Interest 2004 Bonds	US$	4.8	04/22/04	$/US$2.960	US$	5.0
Interest 2010 Bonds	US$	10.0	04/23/04 04/28/04	$/US$ 3.00 $/US$ 3.00	US$ US$	5.0 5.0

At December 31, 2003, there were no significant changes in the market value of the future contracts.

The only significant concentration of credit and operations of Telefónica and Telinver as of December 31, 2003 and 2002 was with the Argentine Government (Federal, Provincial and Municipal Government and Governmental agencies). Sales with such organizations considered as a whole during the fiscal year ended December 31, 2003, the three-month fiscal year ended December 31, 2002, and during the fiscal years ended September 30, 2002 and 2001, respectively, amount to approximately 3.7%, 3.1%, 3.5% and 3.9% of net consolidated sales, and balances as of December 31, 2003 and 2002, are, respectively, 55 million and 75 million, of which 47 million and 67 million, respectively, corresponds to Telefónica.

2.9.	Comparative financial statements

Telefónica has modified the disclosure criteria of certain revenues and expenses in the statements of operations and also has included more detailed breakdowns in the statement of cash flows for the fiscal year ended September 30, 2001. Additionally, Telefónica made minor disclosure reclassifications for certain revenues and expenses in its statement of operations for its fiscal year ended December 31, 2002.

Telefónica has presented, in previous fiscal-years, its interest in income (loss) from companies in which Telefónica had control or joint control, appropriated to the different statement of operations lines in order to provide more complete and representative information on the group’s results of operations (this procedure has been consulted with the approved by the CNV and the Bolsa de Comercio de Buenos Aires (“BCBA”)). Taking into account the effects of the business reorganization described in Note 23.2., the statement of operations for the year ended September 30, 2001, includes:

•	In line “Net loss of Telefónica’s spun-off businesses”, the loss from the businesses that were spun off, either from Telefónica, or from companies in which there used to be control or joint control, until the spin-off;

•	In line “(Loss)/Gain on equity investments”, the (loss) gain from the interests held in ECL which has not been incorporated line by line on the basis that in the opinion of Telefónica’s Management, the income from this company is not material vis-à-vis Telefónica’s income (loss).

The comparative information described above has been restated as explained in Note 2.2.

3.	BREAKDOWN OF THE MAIN ACCOUNTS AND AGING OF ASSETS AND LIABILITIES

3.1	Breakdown of the main accounts

As of the end of each fiscal year, the main accounts were made up as follows (foreign currency balances are presented in Note 25.g) (balances stated in millions of Argentine pesos restated as described in Note 2.2.):

a)	Cash and banks:

	December 31,
	2003	2002
Cash	—	1
Banks (1)	18	45

Total	18	46

(1)	In 2002 includes 11 million from provincial bonds and 3 million from federal bonds.

b)	Trade receivables:

	December 31,
	2003		2002
	Current	Noncurrent	Current	Noncurrent
Past due (1)	178	20	445	30
Current	287	—	250	—

Subtotal	465	20	695	30
Allowance for doubtful accounts (Note 25.e)	(216)	(8)	(380)	(25)

Total	249	12	315	5

(1)	As a result of refinancing of past-due receivables, approximately 8 million and 19 million of refinanced receivables are disclosed as current receivables as of December 31, 2003 and 2002, respectively.

c)	Other receivables:

	December 31,
	2003		2002
	Current	Noncurrent	Current	Noncurrent
Guarantee deposits	3	—	7	—
Prepayments to vendors	2	—	2	—
Related companies (1)	53	1	42	—
Financial prepayments	11	—	12	—
Financial instruments (2)	1	2	—	—
Prepaid rentals	—	1	2	—
Prepaid services (3)	16	1	22	1
Tax credit certificates (4)	16	—	15	15
Legal deposits	3	—	3	—
Value Added Tax	—	—	2	—
Tax on minimum presumed income	—	89	—	52
Patriotic Bond (5)	—	82	61	41
Net deferred income tax assets (6)	—	1,609	—	2,023
Prepaid insurance	3	—	3	—
Granted Guarantees	3	—	—	—
Other Tax Credits	2	—	—	—
Other	14	1	23	4

Subtotal	127	1,786	194	2,136
Allowance for deferred tax assets (6)	—	(1,609)	—	(2,023)
Allowance for impairment of Patriotic Bond (5)	—	(60)	—	—

Total	127	117	194	113

(1)	Includes trade receivables with Telefónica Comunicaciones Personales S.A. (“TCP”), TDA, Telefónica Gestión de Servicios Compartidos S.A. (“T-Gestiona”), Tyssa Telecomunicaciones y Sistemas S.A. (“TYSSA”), Telefónica Media Argentina S.A. (“Temarsa”), Adquira de Argentina S.A. (“Adquira”), Atento Argentina S.A. (“Atento”) and Telefónica Internacional Holding B.V. (“TIHBV”).

(2)	See Note 2.8.

(3)	See Note 10.

(4)	See Note 14.2.

(5)	See Notes 14.1., 2.5.c) and 25.e).

(6)	See Notes 2.5.m) and 25.e).

d)	Inventories:

	Current
	December 31,
	2003	2002
Raw materials and supplies	1	—
Directories: edition in process	2	3
Telephone equipment and other equipment	17	15
Prepayments to vendors	—	4

Subtotal	20	22
Allowance for impairment in value and slow turnover (1)	(7)	(7)

Total	13	15

(1)	See Note 25.e).

e)	Other assets:

	Current
	December 31,
	2003	2002
Real property intended for sale	3	3

Total	3	3

f)	Trade payables:

	December 31,
	2003		2002
	Current	Noncurrent	Current	Noncurrent
Vendors, contractors and correspondents	286	—	301	—
Management fee	76	—	74	—
Billing on account and behalf of cellular and audiotext companies	44	—	25	—
Services collected in advance (1)	6	69	2	68
Other	6	—	14	—

Total	418	69	416	68

(1)	In 2003 and 2002 include deferred revenues related to the sale of indefeasible rights to use network capacity, recognized ratably over the stated life of the agreement.

g)	Bank and other financial payables:

	December 31,
	2003		2002
	Current	Noncurrent	Current	Noncurrent
Credit balances with banks	14	—	6	—
Bank loans and long-term financing	86	314	157	425
Imports financing	20	27	61	28
Related company – Telefónica Internacional, S.A. (“TISA”):
- Loans (1)	2,029	—	3,377	—
- Negotiable obligations (2)	531	—	—	—
Negotiable obligations (3) (4)	603	2,212	86	3,449

Total	3,283	2,553	3,687	3,902

(1)	In 2003 and 2002, includes 453 million and 357 million, respectively, corresponding to the Company (see Note 9.2.), 1,461 million and 2,883 million, respectively, corresponding to Telefónica and 115 million and 137 million, respectively, corresponding to Telinver (see Note 9.2.3.).

(2)	See Note 7.2.2.

(3)	See issuance conditions in Notes 7.2.2. and 7.3.1.

(4)	Net of US$ 1 million bought by the Company. Se Note 7.2.2.

h)	Payroll and social security taxes payable:

	December 31,
	2003		2002
	Current	Noncurrent	Current	Noncurrent
Vacation and bonus accrual	44	1	44	—
Social security taxes payable	14	—	14	—
Pre-retirement agreements and others (1)	13	18	12	28
Other	2	—	3	—

Total	73	19	73	28

(1)	Pre-retirement agreements mature through 2009, and do not have adjustment clauses. In 2003, includes 6 million related to benefits granted to employees included in such agreements, which are to be allocated by them to social security tax payments corresponding to the period between the date of the agreement and December 31, 2003 and are to be paid by Telefónica until the worker qualifies to obtain legal pension benefits.

i)	Taxes payable:

	Current
	December 31,
	2003	2002
Turnover tax accrual (net of prepayment)	10	13
Health and safety taxes	20	17
Value added tax	17	—
Tax on minimum presumed income (net of prepayment)	10	49
Other	23	17

Total	80	96

j)	Other payables:

	December 31,
	2003		2002
	Current	Noncurrent	Current	Noncurrent
Financial instruments (1)	13	20	5	32
International Telecommunications Union	21	—	21	—
Related companies (2)	25	—	10	—
Other	16	26	18	33

Total	75	46	54	65

(1)	Foreign currency swaps (see Note 2.8.).

(2)	See Note 9.2.3.

k)	Goodwill on investment in Telefónica:

	Original value			Depreciation
	At beginning of year	Decrease	At end of year	At beginning of year	Decrease	For the year	At end of year	Net book value
Fiscal year ended December 31, 2003	449	—	449	103	—	23	126	323

Three-month fiscal year ended December 31, 2002	449	—	449	97	—	6	103	346

Fiscal year ended September 30, 2002	545	(96)	449	170	(96)	23	97	352

Fiscal year ended September 30, 2001	545	—	545	147	—	23	170	375

l)	Cost of services provided:

	December 31,		September 30,
	2003	2002 (3)	2002	2001
Telecommunications services (1)	(1,946)	(462)	(2,455)	(2,870)
Cost of services provided (2)	(46)	(39)	(49)	(251)

Total	(1,992)	(501)	(2,504)	(3,121)

(1)	Note 25.h).

(2)	Note 25.f).

(3)	Three-month fiscal year.

m)	Other:

	December 31,		September 30,
	2003	2002 (1)	2002	2001
Holding and financial income (loss) on assets:
Holding gains on financial instruments	4	—	—	—
Holding gains (losses) on inventories	—	1	(10)	—
Net book value of intangible assets retired	—	—	(8)	—
Cash dividends	—	—	—	6

Total	4	1	(18)	6

Holding and financial income (loss) on liabilities:
Holding gains on financial instruments	23	—	—	—
Tax on interests	—	—	(27)	(37)
Intangible assets depreciation	(16)	(1)	(8)	(10)
Tax on checking account credits and debits	(10)	—	—	—
Other	—	—	(1)	(23)

Total	(3)	(1)	(36)	(70)

(1)	Three-month fiscal year.

n)	Other expenses, net:

	Income (loss)
	December 31,		September 30,
	2003	2002 (2)	2002	2001
Employee terminations	(42)	(17)	(85)	(141)
Contingencies	(34)	(31)	(70)	(70)
Net book value of fixed assets retired	—	(2)	(4)	(24)
Miscellaneous, net	5	(1)	5	(14)

Total (1)	(71)	(51)	(154)	(249)

(1)	Note 25.h).

(2)	Three-month fiscal year.

3.2	AGING OF ASSETS AND LIABILITIES AS OF DECEMBER 31, 2003:

	Assets				Liabilities
	Current investments	Trade receivables (a)		Other receivables (c)	Trade payables	Bank and other financial payables	Payroll and social security taxes payables	Tax payables	Other payables
Past-due:
Up to three months	—	68		2	8	—	—	—	1
From three to six months	—	22		(1)	12	—	—	—	—
From six to nine months	—	16		1	1	—	—	—	—
From nine to twelve months	—	4		(1)	1	—	—	—	—
From one to two years	—	26		9	6	—	—	—	—
From two to three years	—	20		—	4	—	—	—	—
Over three years	—	42		—	—	—	—	—	—
At sight:	2	—		14	—	14	1	10	35
Not Due:
Up to three months	335	252		77	374	1,590	51	59	33
From three to six months	—	19		8	7	560	6	11	—
From six to nine months	—	9		13	4	879	9	—	6
From nine to twelve months	—	7		5	1	240	6	—	—
From one to two years	—	—		8	3	109	8	—	17
From two to three years	—	—		1	3	251	5	—	14
From three to four years	—	—		70	3	595	3	—	10
From four to five years	—	—		16	3	407	2	—	7
Over five years	—	—		22	57	1,191	1	—	(3)

Subtotal	337	485		244	487	5,836	92	80	120
Allowance for doubtful accounts	—	(224)		—	—	—	—	—	—
Benefits under the Collective Labor Agreements	—	—		—	—	—	—	—	1

Total	337	261		244	487	5,836	92	80	121

Percentage accruing interest at fixed rate	99%	4%		9%	—	61%	—	—	27%
Percentage accruing interest at variable rate	—	40	%(b)	10%	—	37%	—	—	—
Percentage with variable return	1%	—		—	—	—	—	—	—
Average interest rate in foreign currency	1%	—		5%	—	9%	—	—	6%
Average interest rate in local currency	2%	25%		3%	—	10%	—	—	—

(a)	Trade receivables balances includes 20 million past-due classified as non-current taking into account Telefónica’s Management’s estimates regarding probable collection terms.

(b)	Such percentage is related to the portion of receivables over which surcharges are applicable for being in arrears. The rate indicated is that corresponding to bills collected with such surcharges.

(c)	Not including amounts corresponding to net deferred tax asset totally reserved.

4.	PREFERRED SHARES

As detailed in the Statement of changes in shareholders’ equity and in Note 5., the Company’s capital stock is comprised of common and preferred shares issued under Argentine law. The main issuance clauses of the preferred shares related to dividend payments, preferences among the various classes of preferred shares, preferences of the latter over common shares and the redemption of preferred shares, and, as may be seen from the issuance minutes, are as follows:

a)	Three different classes of preferred shares were issued: A, B and C. Each class accrues an annual preferred dividend at the rates established in the issuance clauses. Class C shares were amortized in two equal installments on April 30, 1996 and 1995.

b)	The original issuance conditions of preferred shares provided that the redemption value of preferred capital and the preferred dividends were established in U.S. dollars and until March 31, 2002, the Company valued them in accordance with such clauses. However, and according to the Company’s and its legal advisors’ final analysis, such redemption value and the preferred dividends have been affected by the conversion into pesos provided by the new legal framework in effect in Argentina, established by Decrees No. 214/02 and No. 320/02 (see Note 20.). Consequently, the redemption value of preferred capital and the preferred dividends have been converted into pesos at a one peso ($1) = one U.S. dollar (US$ 1) exchange rate, being applicable to such amounts the adjustment by the CER (see Note 20.) accrued until the redemption date.

c)	The first accrual period of preferred dividends started on November 8, 1990 and ended on December 31, 1991, and thereafter, to June 29, 1998 coincides with the Company’s fiscal year-end. The Special Shareholders’ Meeting held on June 29, 1998, resolved to modify the Company’s year-end date. Such Meeting also established that the periods for accruing preferred dividends will be computed as from January 1 through December 31 each year, irrespective of the Company’s year-end date.

d)	Preferred dividends are cumulative. The issuance clauses of preferred stock state that such shares enjoy preference over common stock. Likewise, Class A preferred stock enjoys preference over Class B preferred stock. Dividend preferences include a priority order for voting and approval as well as for payment.

e)	Preferred dividend payment dates are as follows:

1.	Preferred dividends on Class A shares: the first date was April 30, 1994 and thereafter dividends are paid on the 30th day of April in each year to and including 2003 (see item j) of this note).

2.	Preferred dividends on Class B shares: the first date was April 30, 1992 and thereafter dividends are paid on the 30th day of April in each year to and including 2007 (see item j) of this note).

On each payment date any dividend accrued during the immediately preceding accrual period shall be paid.

f)	Preferred capital amortization dates are as follows:

1.	Class A shares of Preferred Stock: the first date was April 30, 1997 and thereafter, amortizations are made on the 30th day of April in each year until and including 2003 (see item j) of this note), in installments equal to a seventh of the preferred capital of this type of stock. The Regular and Special Shareholders’ Meeting held on March 31, 1997 voted an early redemption of Class A preferred shares for a total US$38,460,047 (face value of 20,306,905 (historical value)).

2.	Class B shares of Preferred Stock: beginning on April 30, 1998 and thereafter, amortizations shall be made on the 30th day of April in each year until and including 2007 (see item j) of this note), in installments equal to a tenth of the preferred capital of this type of stock. The Regular and Special Shareholders’ Meeting held on March 31, 1997 voted an early redemption of Class B preferred shares for a total US$37,848,336 (face value of 19,983,921 (historical value)).

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

g)	For the preferred capital stock fully amortized and to the extent that there shall be any preferred dividends unpaid, beneficial bonds shall be issued pursuant to Section 228 of Business Association Law No. 19,550 (“LSC”), as amended. Bondholders shall have the same preference as the holders of Preferred Stock. Amortization payments shall be made from liquid realized profits or free reserves.

h)	If, for any reason, preferred capital amortization cannot be made on the appropriate date, such payments shall be made on the next succeeding amortization date and so on.

i)	In the event of liquidation of the Company, for whatever reason, the holders of Preferred Stock shall collect first any preferred unamortized capital and then any preferred dividends accrued.

j)	The Company, among other provisions detailed in the issuance conditions, has agreed:

1.	Not to reduce its holding of shares of common stock of the controlled company to less than a majority thereof, without the prior consent of the holders of Preferred Stock in a Special Meeting of Preferred Shareholders.

2.	To control decisions inside the Board of Directors and General Shareholders’ Meetings of the controlled company.

3.	To make no investment other than in shares of the controlled company and assets incidental to the holdings of such shares by the Company.

4.	To incur no debt that shall cause all the debts of the Company to exceed at any time the amount of US$850 million.

As of the date of issuance of these financial statements, the Company has met all obligations arising from the issuance conditions of preferred stock. As of the date of issuance of these financial statements, there are accumulated unpaid but not yet due preferred dividends and preferred capital stock that has not been redeemed as set forth in the original schedule, because, as of April 30, 2002, the Company did not have liquid realized profits or free reserves as stipulated by issuance conditions. Consequently these unpaid amounts are to be considered not due.

k)	The holders of Preferred Stock shall have no right to receive common stock dividends whether from capitalization of reserves, capital adjustments or otherwise.

l)	The holders of Preferred Stock shall have no voting rights except as provided in clause 8 of the issuance conditions of each class of the preferred shares which mainly relate to: (i) the provisions of Sections 217 and 244 of the LSC as amended, (ii) if voluntary dissolution of the Company has been elected by the Company or if its dissolution is decided by the appropriate corporate body or authority and (iii) if there is any preferred capital unredeemed at the maturity date. In these cases the holders of Preferred Stock shall have one vote per share.

The right to vote shall cease after the Company has complied with all its obligations, has ceased all acts that may prejudice preferred shareholders, after the delay is corrected or after the noncompliance is remedied or its effects are compensated.

The detail of capital determined in accordance with the issuance clauses prevailing and the preferred dividends accumulated, unpaid but not yet due as of December 31, 2003 as established in the issuance clauses and current law, is as follows:

	Capital stock (1)			Amounts stated in millions of Argentine pesos
Class of Preferred Stock	Face value in millions of Argentine pesos		Redemption value in millions of Argentine pesos (2)	Accumulated unpaid dividends as of December 31, 2002 (3)	Thirteenth preferred dividend period (4)	Total accumulated unpaid but not due preferred dividends
“A”	2		5	—	—	—
“B”	13		35	5	2	7

	14	(5)	40	5	2	7

(1)	See Note 5.

(2)	See item b) in this Note.

(3)	It is related to the preferred dividends accrued during the twelve-month periods ended December 31, 2002 and 2001, which are unpaid as of December 31, 2003, plus the adjustment for the CER as of December 31, 2003.

(4)	Preferred dividends accrued during the year ended December 31, 2003 for Class A and B preferred stock, as stated in the issuance conditions and considering the effects of Decree No. 214/02 and related laws, amounted to approximately 73,000 pesos and 2,174,000 pesos, respectively.

(5)	The table may not sum due to rounding in millions. See Note 5.

As of December 31, 2003 preferred stock adjusted for inflation as stated in Note 2.2. amounts to 58 million, while preferred capital stock determined in accordance with the issuance clauses and the legal framework mentioned above amounts to 40 million. The Company believes that the difference of 18 million in the value of preferred stock represents a redistribution of the total value of the Company’s capital stock between its common and preferred shareholders. The difference as of December 31, 2003 is comprised of an initial negative balance as of December 31, 2002 of 19 million (restated as described in Note 2.2.) and an increase of 1 million (restated as described in Note 2.2.) corresponding to the evolution of the net balance of the preferred stock, generated by the effect of Decree No. 214/02 and related laws.

The issuance provisions of the Company’s preferred A and B shares provide that, should there be no liquid realized profits or free reserves, the Company will not partially amortize preferred capital or pay the respective preferred dividends. Should there be preferred un-amortized past due capital, the issuance provisions of preferred A and B stock provide that preferred stockholders would be entitled to one vote per share. Based on the situations described in Note 6.d) and according to the above-mentioned provisions, the Company did not amortize preferred stock or pay preferred dividends corresponding to the eleventh and twelfth period. For the above reasons this situation is not to be considered default.

According to item 5.a of the preferred shares issuance conditions, the holders of Class A shares of Preferred Stock are entitled to one vote per share as from April 30, 2003, since the tenth dividend payment date for such kind of shares has taken place, and there is preferred capital unredeemed as of such date.

5.	CAPITAL STOCK

Below is the Company’s capital status as of December 31, 2003:

Subscribed, paid in, issued and registered with the Public Registry of Commerce (historical Argentine pesos)
Common shares, series “A” (Face value $0.10, one vote per share)	441,492,779.70
Common shares, series “B” (Face value $0.10, one vote per share)	89,147,519.90

Subtotal	530,640,299.60

Class “A” Preferred Shares (Face value $0.10 each) (1)	1,731,840.00
Class “B” Preferred Shares (Face value $0.10 each) (1)	12,767,040.00

Subtotal	14,498,880.00

Total	545,139,179.60

(1)	See Note 4.b)

6.	LIST OF CONDITIONS AND THE TRANSFER CONTRACT – EXCLUSIVITY OF THE LICENSE – OTHER RESTRICTIONS

a)	The license which the controlled company holds for providing the telecommunications service may be revoked upon the fail in complying certain obligations. The List of Conditions and the Transfer Contract set forth the principal obligations of the Company and Telefónica under the List of Conditions and the Transfer Contract, of which the following still in effect:

1.	The assets contributed to Telefónica used in providing telecommunications services may not be sold, assigned, transferred or encumbered in any way without the authorization of the SC.

2.	THA and Telefónica International Holding B.V. (“TIHBV”), as members of the Consortium which was awarded the shares of the controlled company, may under no circumstances reduce their investment in the Company to percentages below twenty and ten percent (20% and 10%), respectively, of the common shares with voting rights, without the prior authorization from the Regulatory Authority.

3.	The Company may not reduce its investment, as a whole, below fifty-one percent (51%) of Telefónica’s total capital with voting rights with Class A shares, without prior authorization by the Regulatory Authority.

4.	Telefónica has to maintain all or a substantial part of the provision of the telephone service and Telefónica’s main business and principal place of business in Argentina may not be changed.

5.	Telefónica has to meet certain objectives related to the services provided. The most important of these objectives are efficiency and services quality. In addition, suppliers of data and value added services are to be given equal access to telephone lines.

In addition, Decree No. 264/98 sets forth both optional and mandatory operating conditions with respect to the provision of basic telephone services. Such mandatory conditions, include mainly to permit other providers to interconnect to Telefónica´s network (including voice and data transmission services), and the installation of a minimum number of new lines.

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

Decree No. 264/98 issued by the National Executive Power established a period of transition to competition in the telecommunications industry, during which all of Telefónica’s rights and obligations related to the exclusivity of the license not otherwise modified, should remain in effect. Decree No. 264/98 established a timetable for the liberalization, subject to issuance of related regulations, first liberalizing the area of public telephones followed by liberalization of the rural telephone market, the liberalization of the market for basic telephone services with the addition of up to two new licenses (two new operators) to provide such services at the end of the period of exclusivity and concluding with the total liberalization of local, domestic and international long-distance services on November 8, 2000. In this context, the SC issued Resolution No. 1,686/99, which provided that the transition period to competition in telecommunications ended on October 10, 1999.

On March 31, 1999, Telefónica signed a license agreement with the SC for an unlimited period of time, to provide local and domestic and international long-distance telephone services and telex services in the Northern region of the country. Telefónica’s obligations under the license, mainly related to service quality and coverage of the areas to be serviced.

Also, on June 9, 2000, the National Executive Power issued Decree No. 465/00, which provides for the complete deregulation of the telecommunications market as from November 9, 2000. On September 3, 2000, the National Executive Power issued Decree No. 764/2000 which, in the context of such deregulation approved the Rules for Licenses for Telecommunication Services, the Rules for Interconnection, the Rules for Universal Service and the Rules for the Management and Control of Radioelectric Spectrum. These rules constitute the current regulatory framework applicable to

Telefónica. The above-mentioned rules provide, among other issues, the requirements to obtain the licenses to render telecommunications service, the conditions to establish rates and the providers’ obligations, the technical and economic aspects for interconnection to the networks of different providers, the programs, administration and economic issues of the Universal Service, as well as the principles that will govern the management and control of the radioelectric spectrum. On September 19, 2000, Telefónica filed a reconsideration petition against certain issues of Decree No. 764/2000. The Court has not as yet ruled on this issue.

Telefónica’s short-term business strategy has been to continuously adapt its business plans to address the challenges and risks presented by the Argentine economic crisis. Therefore, the short-term strategy focuses on the renegotiation of tariffs, cost controls and efficiency improvements, capital expenditures controls, improvements in working capital and management of cash and liquidity.

During the past year and the current one, Telefónica has taken certain steps to moderate the effects of the imbalance between changes in revenues and costs caused by the significant increase in the prices of supplies and the cost of technology usually required by the business carried out by Telefónica, and the situation affecting service rates, described in Note 11. Some of these measures include:

•	Capital expenditures. Telefónica has implemented a plan to adapt its short-term capital expenditures. To that end, Telefónica continued only those projects that are required to maintain the quality of its services in the short term, generate cash flow in the near term or which Telefónica deems to be high priority.

•	Operating costs reduction. Telefónica renegotiated most of its contracts. The goal of these renegotiations was to reduce costs, including, when possible, the exposure to inflation and devaluation, and adapting its costs to lower demand for services, including, adjustments to service quality and, in some cases, the outright termination of service.

•	Increased collection rates. Telefónica has implemented new plans and collection policies for collecting receivables, including disconnection policies tailored to each customer segment, among other initiatives.

•	Debt renegotiation, cash management and roll-over of short-term debt. Telefónica implemented a series of actions to decrease the exchange rate risk on its current assets while managing its main accounts payable. In addition, Telefónica has entered into a debt restructuring that has resulted in the extension of maturity terms.

The relationship between variables determining Telefónica’s revenues and expenses is currently mismatched as a result of the pesification and freezing of tariffs in the context of a potentially inflationary economy and may continue to be mismatched depending upon the outcome of Telefónica’s pending tariff renegotiation with the Argentine government. Telefónica’s tariff renegotiation proposal attempts to achieve the relationship between variables determining revenues and costs, i.e, the economic and financial equation, contemplated in the Transfer Contract (see Note 11.1.)

Although Telefónica has adopted these measures to mitigate the effects of changes in its business, and certain indicators of the Argentine economy have started to stabilize, the future operating conditions are still uncertain because the regulatory framework in force still has not established guidelines that would allow assessing with a reasonable degree of certainty the effect future rates will have on Telefónica’s economic and financial equation (see Note 11.).

Telefónica’s current long-term business strategy is to maintain and enhance its position in Argentina’s competitive telecommunications market. The implementation of this strategy involves the introduction of service offerings in new geographic areas, improving and expanding services Telefónica currently serve in its markets and its continuous development as a provider of telecommunications services for corporate and residential customers.

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

Telefónica considers that the implementation of these short and long-term business strategies will continue having a positive impact on the competitiveness of its telecommunications activities and reducing the adverse effects of growing competition and Argentina’s economic and political situation.

c)	Legal reserve: in accordance with Argentine legal requirements currently in force, 5% of the year’s realized income, after prior-years accumulated losses are absorbed (as described in item d) of this Note), must be appropriated to legal reserve until reaching 20% of adjusted capital stock.

d)	Dividends:

As of December 31, 2003, the Company carries accumulated losses of 2,408 million and a reserve for future dividends of 838 million (restated as described in Note 2.2.). Consequently, the dividend distribution is restricted. Additionally, as of and for the fiscal year ended December 31, 2003, the Company’s net income amounts to 277 million. As provided by section 71 of LSC, earnings cannot be distributed until prior-years accumulated losses are absorbed.

In relation to the restrictions related to the dividends of preferred shareholders, see Note 4.

7.	FINANCIAL DEBT

7.1.	Financing

In prior years the Company has funded its working capital requirements, interest payments and amortization of debt out of dividends from Telefónica, external financing from financial institutions, from capital markets, additional issuances of equity securities, and loans from related companies. Telefónica has followed a financing policy that has combined the use of internally generated funds with the use of third-parties’ and majority shareholders’ financing. As of December 31, 2003, consolidated current assets are lower than consolidated current liabilities in 3,186 million, the latter including approximately 65% (2,560 million, including 531 million corresponding to Negotiable Obligations of the Company held by TISA) of debt owed to TISA.

The Company and Telefónica general financing policy is to cover future fund needs to continue Telefónica’s investment plan and repay short and long-term debt mainly with funds generated by the operations and, if possible depending on the evolution of the economic situation and current economic policies, bank loans and access to capital markets. Alternatively, they would request for long-term refinancing of their payables.

However, owing to the macroeconomic situation described in Note 20., as of the date of issuance of these financial statements, third parties’ credit lines are not available in amounts sufficient to enable the Company and Telefónica, together with internally generated funds, to meet current debt obligations. Furthermore, it is not possible to determine whether this situation will change favorably in the short term.

As of December 31, 2003, Telefónica has financial and banking debt of 4,420 million, of which 2,482 million are classified as non-current in the balance sheet and relate to agreements that provide for immediate settlement, after the implementation of certain steps, of the amounts outstanding in the event of default of other obligations.

Since early December 2001, Argentine authorities implemented a number of monetary and currency exchange control measures that mainly included restrictions on the withdrawal of funds deposited with banks and tight restrictions for making transfers abroad, with the exception of those related to foreign trade and other authorized transactions, most of which have been eliminated as of the date of issuance of these financial statements (See Note 20.).

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

On the other hand, TESA (TISA’s parent company) has advised the Company and Telefónica that, as of the date of issuance of these financial statements, it was still evaluating the Argentine macroeconomic context and analyzing financing alternatives for such companies, including the possibility of refinancing or not over the long-term its current loans to such companies and, if necessary, providing additional financing.

Consequently, the Company’s and Telefónica’s ability to meet their short term liabilities will depend on TISA’s continued refinancing of the loans granted to the Company and Telefónica, and the obtainment of other financing from related or unrelated parties, which, to date, is not available in sufficient amounts.

Should no financing alternatives be available to the Company and Telefónica or should the Company and Telefónica not succeed in obtaining refinancing, such companies would not have sufficient funds available to meet their current liabilities (including those disclosed as current on the consolidated balance sheet as of December 31, 2003 and those liabilities that would turn into current payables if creditors claimed a default) payable to local and foreign creditors.

Although the Company and Telefónica will continue to make their best effort to obtain such financing, which up to date have had favorable results through obtaining waivers from creditors, the exchange of long-term debt (see Note 7.3.1.) and short-term refinancing, as of the date of issuance of these financial statements, it is not possible to assure what the result of such negotiations will be and, consequently, whether the Company and Telefónica will be able to settle their current liabilities in the normal course of business and maintain their normal operations.

7.2.	The Company

7.2.1.	Call option involving Telefónica Class B shares

On March 6, 1998 the Company had granted ML a call option on 40.2 million Telefónica Class B shares to be exercised on May 28, 2003, for an approximate value of US$6.2 per share adjusted for the dividend distributions made by Telefónica through that date. On June 30, 2000, the Company and ML amended certain conditions of this agreement, whereby ML had the right to require from Cointel, on May 28, 2003, the delivery of capital stock of TESA instead of Telefónica shares, modifying the strike price of the call option for such TESA’s shares, in proportion to the price offered for Telefónica shares in the TESA Tender Offer. If, on May 28, 2003, the market price of TESA ADRs would have been higher than US$102.79 (the exercise price), ML may have acquired from the Company 2.23 million TESA ADRs at the exercise price. At the expiration date, May 28, 2003, the market price of TESA ADRs was lower than US$102.79, consequently ML did not exercise this call option.

7.2.2.	Negotiable obligations

The Regular and Special Shareholders’ Meeting held on March 31, 1997, approved the creation of a Global Program for the issuance of Negotiable obligations (the “Program”). Such Negotiable obligations are nonconvertible into shares, for a maximum outstanding amount during the term of the Program of US$800 million or its equivalent amount in other currencies, unsecured, to be issued in different successive classes, which could be accumulative or not; such bonds are to allow for early redemption in cash or in kind, in the latter case with securities of other companies. In addition, the above-mentioned Shareholders’ Meeting delegated broad powers to the Board of Directors to determine the timing, features and other terms and conditions of the issuance.

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

b)	The total amortization of the Negotiable obligations is to take place in one single installment payable at seven years for both series. Such amortization, as well as accrued interest, is to be paid in U.S. dollars in the case of the “A” Series, and in U.S. dollars or Argentine pesos in the case of the “B” Series (at the discretion of the obligee). The Company may redeem such obligations for fiscal reasons, at 100% of their face value plus interest accrued through the redemption date.

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

The agreement for this issuance gives a detailed description of its terms and conditions. The main stipulations concern: a) a commitment of the Company not to encumber or grant real property rights, with certain exceptions, on its assets or present and future revenues unless the Company complies with certain requirements, b) conditions for the early redemption of the issuance, and c) causes of default that would allow obligees to consider such bonds as immediately due and payable, such causes being, among others, nonpayment of the Negotiable obligations, defaults in the payment of indebtedness of the Company or any material subsidiary aggregating US$20 million or more (see Note 9.2.), the sale of all or a significant proportion of the Company’s assets, the loss of control over Telefónica’s corporate decisions and noncompliance with certain financial ratios. On July 4, 2003, the meeting of the Company’s Series “A” noteholders approved the amendments to the terms and conditions of the notes issued in 1997 in order to substantially remove all the events of default other than those related to non-payment of principal and interest. On the other hand, on July 22, 2003, the meeting of the Company’s Series “B” noteholders discussed the amendments to the terms and conditions of the notes issued in 1997 in order to substantially remove all the events of default other than those related to non-payment of principal and interest. Such Series “B” noteholders rejected the amendments mentioned above. See Note 7.3.1.b).

On November 11, 2003, taking into account the Company’s financial condition, the Buenos Aires Stock Exchange resolved that trading of its Negotiable obligations be transferred to reduced session in accordance with the rules of its Listing Regulations.

On the other hand, during fiscal year 2003 the Company decided to purchase Negotiable obligations Series “A”, according to the following detail:

Date	Nominal value acquired (1)
09-26-03	1.45
11-07-03	2.00
11-21-03	1.43

Subtotal	4.88
12-17-03	1.00

Total	5.88

(1)	Expressed in millions of U.S. dollars.

Subsequently, on December 18, 2003 the Company called the Negotiable obligations Series “A” acquired on September and November 2003 in the amount of US$4.88 million. Therefore, the outstanding principal amount under such issue as of December 31, 2003 is US$ 219.1 million.

Additionally, on January 30, 2004, the Company made a new purchase of obligations of such Series in the amount of US$ 1.25 million.

7.3.	Telefónica

7.3.1.	Negotiable obligations

As of December 31, 2003, there are seven Negotiable obligations issues outstanding:

Month and year of issuance	Face value (in million)			Term (in years)	Maturity month/year	Rate per annum %	Use of proceeds
11/94	US$	79	(a)	10	11/2004	11.875	(b	)
05/98	US$	125.6		10	05/2008	9.125	(b	)
06/02	US$	71.4		4	07/2006	9.875	(c	)
08/03	US$	189.7		4	11/2007	11.875	(c	)
08/03	US$	220		7	11/2010	9.125	(c	)
08/03		$0.1	(d)	8	08/2011	10.375	(c	)
08/03	US$	148.1		8	08/2011	8.85	(c	)

(a)	Net of US$ 2 million called by Telefónica in December 2003.

(b)	Financing of investments in fixed assets in Argentina.

(c)	Refinancing of liabilities.

(d)	On August 1, 2004 they will be converted to U.S. dollars and will start to accrue interest at a nominal rate of 8.85% per annum.

The prospectuses related to the issuance of these Negotiable obligations describe the issuance conditions in detail. The main stipulations concern: a) commitment of Telefónica not to create liens, except certain permitted liens, over its present or future assets or revenues, unless Telefónica’s commitments under the Negotiable obligations meet certain requirements; b) conditions for the early redemption of the issuance and c) events of default whereby noteholders could accelerate the due dates, such causes being, among others, failure to pay on the securities, default on other debts in amounts equal to or exceeding US$20 million, attachments which in the aggregate exceed US$10 million, among others. On July 22, 2003, the meetings of Telefónica’s noteholders approved the amendments to the terms and conditions of the notes issued in 1994 and 1998 in order to substantially remove all the events of default and certain information requirements other than those related to non-payment of principal and interest.

Telefónica issued negotiable obligations due in 2006 and 2008 under Telefónica’s Global Program, of up to US$1.5 billion or its equivalent and the commitments are those customary for these kind of transactions.

Negotiable obligations due in 2006 include a mandatory redemption clause at the option of holders, exercisable after July 1, 2004, if, as of July 1, 2004 the total principal outstanding amount of Telefónica’s negotiable obligations due in 2004, plus any other refinancing of such notes with maturity prior to July 1, 2006, were to exceed 30% of the total original principal amount of negotiable obligations due in 2004. Such mandatory redemption will not be applicable, as the percentage of notes due in 2004 upon completion of the exchange offers referred to below is 26% of the total initial principal amount.

Additionally, in September 2003, Telefónica purchased US$ 2 million of the issue launched in November 1994. On December 18, 2003, Telefónica called those negotiable obligations; therefore, the outstanding amount under such issue as of December 31, 2003 is US$ 79 million.

Exchange of Negotiable Obligations

7.3.1.1. On May 20, 2002 Telefónica’s Board of Directors decided to launch an offer to exchange the full amount of the issue made in July 1999 for a principal amount of US$100 million due July 1, 2002, hereinafter the “2002 Notes”.

This exchange offer began on May 28, 2002, and for each US$1,000 in principal in circulation of the 2002 Notes, Telefónica offered to exchange:

•	a principal amount of US$ 850 for new notes to be issued at 9.875%, due July 1, 2006, hereinafter the “2006 Notes”, plus

•	US$ 100 in cash for all 2002 Notes included in valid tenders until June 21, 2002, plus

•	US$ 50 in cash for all 2002 Notes in valid tenders made until June 13, 2002 (a date subsequently extended to June 18, 2002) as Early Tender Fee.

Holders making valid tenders of their 2002 Notes amounted to 83.971% of the total value of the issue. As a result, Telefónica issued 2006 Notes for a total amount of US$71,375,350 and paid US$12.6 million in cash (of which US$4.1 million corresponded to the Early Tender Fee).

Subsequently, on maturity of the 2002 Notes, Telefónica proceeded to redeem the notes that were not exchanged by means of a payment of US$ 16.03 million.

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

7.3.1.2. On May 19, 2003, Telefónica’s Board of Directors approved an offer to exchange outstanding negotiable obligations issued by Telefónica and by the Company for new negotiable obligations issued by Telefónica plus a cash payment:

a) Offer to Exchange Telefónica’s Negotiable Obligations

Telefónica’s negotiable obligations included in the exchange offer are those issued in November 1994 for a principal amount of US$300 million due in November 2004 and those issued in May 1998 for a remaining principal amount of US$368.5 million due in May 2008.

The holders who validly tendered their notes accounted for 73% of the total amount of the notes issued in November 1994 and 66% of the residual amount outstanding of notes issued in May 1998. Therefore, on August 7, 2003, Telefónica issued new notes for a total amount of US$189.7 million due in November 2007 at a nominal interest rate of 11.875% per annum, and US$220 million due in November 2010 at a nominal interest rate of 9.125% per annum, respectively, and Telefónica paid US$52.1 million in cash. Additionally, Telefónica paid US$12.5 million as interest accrued to that date.

b) Offer to Exchange the Company’s Negotiable Obligations

The Company’s negotiable obligations as included in the exchange offer are the Company’s Series A notes issued in July 1997 for US$225 million and Series B notes for 175 million, which accrue interest at an annual nominal rate of 8.85% and 10.375%, respectively.

On August 7, 2003, Telefónica issued negotiable obligations for US$148.1 million due in August 2011, at an annual nominal interest rate of 8.85% and paid in cash the amount of US$24 million and 4.6 million (plus US$0.2 million and 0.1 million as interest accrued to that date) in exchange for the Company’s negotiable obligations (Series A and Series B). In addition, Telefónica issued 0.1 million of negotiable obligations at 10.375% peso denominated notes due in August 2011 which on August 1, 2004 will be converted into U.S. dollars and will start to accrue interest at an annual nominal rate of 8.85% for the Company’s Series B notes. Additionally, as described in Note 7.3.3., Telefónica transferred the Company’s notes which were acquired in this exchange offer to TISA in exchange for an equivalent reduction in TASA’s short-term financial debt to TISA.

The shareholders’ meeting of Telefónica held on June 26, 2003 approved the issuance of the new negotiable obligations under the scope of the above exchange offers.

The shareholders’ meeting of Telefónica held on December 19, 2003 approved a global program of simple negotiable obligations not convertible into shares, denominated in pesos or in any other currency, with ordinary guarantees, in various series and/or successive tranches, either cumulative or non-cumulative, for a maximum outstanding amount of 1.5 billion or its equivalent amount in other currencies, and delegated to Telefónica’s Board of Directors the power to set the remaining issue conditions and to decide to request or not authorization to quote with the CNV and/or other foreign exchange markets.

7.3.2.	Long- term bank financing

Telefónica has borrowed funds from major financial institutions in an amount equivalent to 314 million as of December 31, 2003. These funds have been borrowed under terms and conditions customary in these kind of transactions, which generally refer to the commitment not to encumber or grant security interests on its assets or on present or future revenues, other than certain permitted encumbrances or unless certain predetermined conditions are met.

Additionally, Telefónica uses other long-term bank credit lines to finance imports from different commercial banks.

7.3.3.	Other financing – Related Parties

As of December 31, 2003, Telefónica and Telinver owed approximately 1,576 million (about US$538 million) to related parties, which matures between January and August 2004. These loans accrued interests at one-month LIBOR plus 8% per annum. These agreements established the usual commitments for these kinds of transactions, as well as clauses that establish that the creditor may accelerate the terms of Telefónica’s payables (“events of anticipated maturity”) if there are changes in Telefónica’s equity, economic and financial situation that due to their adverse nature may affect Telefónica’s capacity to comply with the obligations assumed in the agreements or if there are restrictions that may limit the capacity of Telefónica to repay its debts.

The related party creditors have advised Telefónica that until September 20, 2004: (i) the effects of the Public Emergency Law implemented in Argentina by Decree No. 1,570/01, Law No. 25,561, as supplemented and amended, in force shall not be considered by the creditors as an event of anticipated maturity; and (ii) the creditors shall not consider that, as of such date, loans have become immediately due and payable in accordance with the agreements.

The loan agreements currently in effect also contain acceleration clauses that would be triggered in the event of certain court or out-of-court procedures being initiated in connection with claims exceeding a certain percentage of the shareholders’ equity of Telefónica or one of its significant subsidiaries in accordance with the definition stipulated in such loan agreements. Telefónica has obtained a waiver in respect of procedures of this nature that were pending against Telefónica as of February 10, 2004, subject to a condition that no other debt be accelerated on similar grounds.

On May 20, 2003, Telefónica and TISA entered into an agreement whereby the former immediately assigned to TISA the title to and all credit rights arising from the Company’s negotiable obligations acquired by Telefónica under the Offer to Exchange Telefónica-Cointel’s negotiable obligations upon consummation of the Offer to Exchange Cointel’s notes for Telefónica’s new notes as described in Note 7.3.1.b) (“Offer to Exchange Telefónica-Cointel”), with the notes being immediately and unconditionally accepted by TISA. Simultaneously with the assignment of credits mentioned above, Telefónica settled a portion of Telefónica’s financial debt (principal) to TISA as of that date for an amount equal to: i) the amount of the nominal value of the Company’s notes denominated in U.S. dollars and acquired by Telefónica; plus (ii) the amount of the nominal value of the Company’s negotiable obligations denominated in pesos acquired by Telefónica, converted to U.S. dollars at an exchange rate of US$1 = $3.31; plus (iii) an amount in U.S. dollars equal to the amount paid by Telefónica to the holders of the Company’s notes as interest accrued and unpaid to August 7, 2003. For that purpose, in the case of interest on the Company’s negotiable obligations denominated in pesos, the exchange rate applied was that prevailing at the date of consummation of the Offer to Exchange Telefónica-Cointel’s notes. In addition, Telefónica paid the interest accrued and unpaid in cash to TISA under the principal debt to TISA settled by Telefónica as described above.

Pursuant to the exchange transaction described in Note 7.3.1.b), in August 2003 Telefónica assigned as principal at maturity plus unpaid accrued interest paid by Telefónica, an amount equivalent to US$174 million of the Company’s negotiable obligations (Series A and B) to TISA, thereby reducing financial debts of Telefónica with TISA in an equivalent amount.

As of the date of these financial statements, the Company and Telefónica have met all obligations arising from the issuance of the above-mentioned debt instruments.

8.	REGISTRABLE ASSETS OF TELEFONICA

On October 27, 1994, “ENTel in liquidation” issued Resolution No. 96/94 whereby it undertakes to perform all necessary acts to accomplish the transfer of title of registrable assets for such time as may be necessary, notifying Telefónica 60 days before the date that may be defined as the expiration of ENTel’s commitment. This resolution recognized that the licensee companies will be entitled to claim the indemnity stipulated in the Transfer Contract for the real property whose title had not been conveyed to them by the time of the expiration of the above mentioned period. As of December 31, 2003 these assets have a net book value of about 618 million (restated as described in Note 2.2.), of which approximately 540 million (restated as described in Note 2.2.) have been registered in Telefónica’s name. In Telefónica’s Management opinion, the registration of title of a major portion of the most significant assets contributed by ENTel will be successfully completed. Accordingly, in Telefónica’s Management opinion, the final outcome of this matter will not have a significant impact on Telefónica’s results of operations and/or its financial position.

9.	ACCOUNTS AND TRANSACTIONS WITH AFFILIATES AND RELATED COMPANIES

9.1.	Affiliates

9.1.1.	Telinver

As of December 31, 2003, current liabilities in foreign currency of Telinver exceed current assets in foreign currency by approximately US$35.8 million and, in addition, total liabilities exceed total assets, so there is a negative shareholders’ equity of 34 million as of December 31, 2003 and consequently Telinver falls under the conditions for mandatory dissolution caused by loss of company’s capital stock due to accumulated losses set forth in clause 5 of Section 94 of the LSC. However, Decrees No. 1,269/02 and 1,293/03 have suspended the enforcement of clause 5 of section 94 and section 206 of the LSC until December 10, 2004.

Telefónica is evaluating Telinver’s financing needs considering the Argentine economic situation and the current difficulties to have access to credit, including the possibility to grant direct financing to cover short-term cash requirements and, if applicable, grant additional financing. However, if the current difficulties to obtain refinancing or additional loans for Telinver continue, Telefónica plans, and has so agreed with Telinver, to use its best efforts to provide such financing directly subject to Telefónica’s own fund availability, which depends on the evolution of the issues affecting Telefónica’s financial situation and cash flows described in Notes 7.1. and 11.

9.1.2.	ECL

As of December 31, 2003, Telefónica holds together with Alto Palermo S.A. (“APSA”) a 50% interest in ECL for the development of an e-commerce shopping center. Thus, Telefónica, as successor of the rights and obligations assumed by Telinver with respect to this business, was bound to make, together with APSA, irrevocable contributions for the amount of US$10 million, which were made effective in equal parts on April 30, 2001.

Additionally, the parties undertook to make a capital contribution for the development of new business lines for a maximum of 12 million, 75% of which is to be contributed by Telefónica.

9.2.	Section 33 - Law No. 19,550 companies and related companies

Section 33 - Law No. 19,550 companies of Cointel

As of December 31, 2003, there are eighteen outstanding loan agreements executed between TISA (as lender) and Cointel (as borrower) as set forth in the table included below. These loans accrued interest at six-month LIBOR plus a differential between 8% and 9%, payable semiannually. The principal (except for what is described in reference (a) of the above-mentioned table) had a semiannual repayment term, renewable automatically unless

TISA notifies Cointel in writing its intention not to extend the contract at least three business days before expiration date.

During the fiscal year ended September 30, 2002, the Company and TISA executed an amendment to certain loan agreements whereby they agreed that TISA could determine, prior written notice, the conversion into principal of accrued interest as of each due date. During the fiscal year ended December 31, 2003, interest converted into principal under the above-mentioned loans amounted to US$12 million.

The detail of the loans is as follows:

Original agreement date	Last renewal date as of December 31, 2003	Maturity date	Principal as of December 31, 2003 (in millions of US$)
06-07-01	09-10-03	03-10-04	42.0
07-26-01	10-30-03	04-30-04	12.0
07-27-01	10-30-03	04-30-04	11.0
09-13-01	09-18-03	03-18-04	5.0
03-29-02	09-19-03	03-19-04	11.9
07-29-02	09-19-03	03-19-04	0.3
07-30-02	09-19-03	03-19-04	2.8
07-24-02	09-19-03	03-19-04	11.4
05-09-02	09-19-03	(a)	16.5	(a)
01-30-03	09-19-03	03-19-04	1.0
01-30-03	09-19-03	03-19-04	14.6
07-30-03	09-19-03	03-19-04	0.6
07-30-03	09-19-03	03-19-04	14.4
09-26-03	N/A	03-26-04	1.8
11-07-03	N/A	05-07-04	2.0
11-17-03	N/A	05-17-04	0.6
11-21-03	N/A	05-21-04	1.5
12-19-03	N/A	06-21-04	1.0

(a)	Amortization of this loan is in equal annual consecutive installments until April 30, 2007, except for the first one, which matured on October 30, 2002 (successively refinanced together with second installment, setting April 30, 2004 as their new maturity dates). As of December 31, 2003, the Company has classified such loan as current, taking into account the maturity date of the waiver mentioned below in this note.

As of December 31, 2003, the book value of the above-mentioned loans amounts to US$154.6 million (equivalent to 453 million as of December 31, 2003) of which US$150.6 million corresponds to the principal amount and approximately US$4 million to interests.

In obtaining the above-mentioned loans, the Company has undertaken certain commitments, mainly involving restrictions on the sale of assets and on the encumbrance of certain assets, on the Company or any of its affiliates becoming a party to mergers or acquisitions, with certain exceptions. In addition, the loans shall forthwith become due and payable upon the Company defaulting on any of the obligations undertaken under the loan agreement, changes in the Company’s controlling shareholders, the Company or its affiliates defaulting on their obligations in excess of euro 20 million, changes in the Company’s main business activity and should the Company or any of its affiliates lose the government licenses obtained and should the Company’s financial and economic position be altered in such a way that, based on the adverse nature thereof, could affect the Company’s ability to meet the terms and conditions assumed on such agreement, and should there be any restrictions affecting its ability to settle the payables to TISA. TISA has advised the Company that until September 20, 2004: (i) the effects of the Public Emergency System implemented in Argentina by Decree No. 1,570/01, Law No. 25,561, as supplemented and amended, in force shall not be considered as an event of default as defined under the loan agreement; (ii) TISA shall not consider that, as of such date, loans have become immediately due and payable due to the restrictions affecting the Company’s ability to settle the payables to TISA in connection with the loan agreements and (iii) shall not consider that debts have become due and payable for the Company’s failure to meet certain financial ratios established in most of the contracts. Regarding the maximum term provided by the abovementioned waiver, as of December 31, 2003, the Company has classified as current liabilities, maturing in September 2004, a loan of US$7 million (equivalent to 20 million at the exchange rate in effect at December 31, 2003), whose original maturity date was noncurrent. Additionally, some of the loan agreements in effect include acceleration events in case certain judicial or extra-judicial proceedings are filed for amounts in excess of certain net equity percentages of the Company or material subsidiary in accordance with the definition stipulated in such loan agreements. As of the date of issuance of these financial statements, the Company obtained a waiver in connection with those proceedings existing as of that date, subject to a condition that no other debt be accelerated on similar grounds, covering at least the current terms of those loans.

During the fiscal year and the three-month fiscal year ended December 31, 2003 and 2002, respectively, and the fiscal years ended September 30, 2002 and 2001, the Company accrued interest related to loan agreements with companies relating to Section 33 of the LSC for an amount of 39.5 million, 10 million, 21 million and 6 million (restated as described in Note 2.2.), respectively.

Additionally, during the fiscal years ended September 30, 2002 and 2001 the Company collected cash dividends for an amount of 213 million and 168 million (restated as described in Note 2.2.), respectively, from its investment in Telefónica.

During the fiscal year and the three-month fiscal year ended December 31, 2003 and 2002, respectively, and the fiscal years ended September 30, 2002 and 2001, the Company received administrative services from Telefónica for approximately 0,1 million of pesos, 24,000 pesos, 0,1 million of pesos and 0,1 million of pesos (restated as described in Note 2.2.), respectively. Additionally, during fiscal year ended September 30, 2001 the Company accrued interest with other related parties for an amount of 2.9 million (restated as described in Note 2.2).

Additionally, as of December 31, 2002, the Company maintained with Telefónica loans for approximately 3 million; and as of December 31, 2003, the Company maintained with TIHBV (one of the Company’s shareholders) other receivables for 1 million.

On May 20, 2003, Telefónica and TISA entered into an agreement whereby the former immediately assigned to TISA title to and all credit rights arising from the Company’s negotiable obligations acquired by Telefónica under the Offer to Exchange Telefónica-Cointel’s negotiable obligations upon consummation of the Offer to Exchange Cointel’s notes for Telefónica’s new notes as described in Note 7.3.1.b) (“Offer to Exchange Telefónica-Cointel”), with the notes being immediate and unconditionally accepted by TISA. Simultaneously with the assignment of credits mentioned above, TISA settled a portion of Telefónica’s financial debt (principal) to TISA as of that date. Consequently, following the consummation of the agreement described above, TISA became into the main holder of the Company’s negotiable obligations (see Note 7.3.3.). As of December 31, 2003, the Company´s negotiable obligations held by TISA amount to US$164.3 million and 30.9 million corresponding to Class A and Class B, respectively. Additionally, as of December 31, 2003, accrued interests of the mentioned negotiable obligations held by TISA amount to 19.1 million.

9.2.1.	Agreement signed by the Company’s Shareholders

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

9.2.2.	Telefónica’s commitments related to TCP (See Note 23.2.)

In July 1999, Telefónica supplied to the Argentine Government with performance guarantees to ensure TCP’s service coverage in Argentina under its PCS licenses in the amounts of US$22.5 million and 45 million (jointly with Telecom Argentina Stet France Telecom S.A. (“Telecom”)). As informed by TCP, the duties arising from its PCS licenses have been complied with. As of the date of issuance of these financial statements, the National Communications Commission (“CNC”) has not completed the technical audit related to the performance guarantees mentioned above. The outstanding performance guarantees denominated in foreign currency have been converted into pesos.

9.2.3.	Telefónica’s consolidated outstanding balances and transactions with related companies

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

Furthermore, Telefónica has signed a Management Agreement (“the Agreement”) with its operator and major shareholder TESA. Under this Agreement, the complete management of Telefónica is entrusted to the operator. Such agreement was automatically extended until April 2003 at TESA’s option. The management fee amounted to 9% of Telefónica’s “gross margin”, as defined in the Agreement. On October 30, 2002, TESA notified Telefónica that it intended to exercise the option to extend the duration of the Agreement for an additional period of five years to be counted as from April 30, 2003. In that respect, on July 30, 2003, Telefónica entered into a Supplement to the Agreement, which had been in force as of that date pursuant to successive extensions and in conformity with the clauses of the original agreement, pursuant to which the management fee as from May 1, 2003 was reduced to 4% of the gross margin.

On April 10, 2002, Telefónica’s General Ordinary and Special Shareholders’ Meetings approved an amendment to the corporate purpose of Telefónica. The corporate purpose was broadened for Telefónica to be able to engage in other types of businesses not strictly related to rendering telecommunications services, including: purchasing equipment, infrastructure, and telecommunications-related goods, as well as rendering any type of services, such as consulting and accounting, human resources and tax administration services. In view of the broadening of the corporate purpose, it is necessary to obtain the related authorization of the telecommunication regulatory authorities. The related request has been made to the SC and is pending. Therefore, the changes to Telefónica’s corporate purpose are subject to administrative approval by the SC.

During the fiscal year and the three-month fiscal year ended December 31, 2003 and 2002, respectively, the following transactions were made with the controlling shareholder of Telefónica and companies related to the parent (in millions of Argentine pesos):

	December 31,		September 30, 2002	September 30, 2001
	2003	2002 (1)
Management Fee:
Telefónica S.A. - Sucursal Argentina	86	24	147	271

Net income (loss) from goods and services:
TCP	101	24	137	157
TDA S.A.	38	5	37	16
Atento	(11)	(2)	(18)	(22)
Telefónica Ingeniería de Seguridad S.A.	(4)	(1)	(5)	(7)
Telefónica Data USA	(1)	(1)	(2)	—
Emergia Argentina S.A. (“Emergia S.A.”)	5	(2)	7
Emergia Uruguay S.A.	2	—	—	—
Adquira S.A.	(2)	—	—	—
C.P.T. Telefónica Perú S.A.	(1)	—	(9)	(7)
T-Gestiona	—	1	(4)	—
Telefónica S.A. – Suc. Argentina	(7)	—	—	(24)
TESA	(2)	(1)	(5)	(4)
Televisión Federal S.A.	(4)	—	(3)	(13)

	December 31,		September 30, 2002	September 30, 2001
	2003	2002 (1)
Telefónica Procesos y Tecnología de la Información S.A.	(3)	(1)	—	—
Telefónica Investigación y Desarrollo S.A.	(2)	(1)	(2)	—
Terra Network Argentina S.A.	(1)	—	(3)	(2)
CTC Mundo S.A.	(2)	1	1	—
Telefónica Sistemas S.A.	—	(1)	—	3
Pléyade Argentina S.A.	1	—	—	—
Telefónica del Brasil S.A.	1	(1)	1	—
Intelsat Ltd.	—	—	(1)	(16)
Banco República S.A.	—	—	(3)	(11)
Cablevisión S.A.	—	—	—	(5)
Amper S.A.	—	—	—	(1)
TLD Puerto Rico S.A.	—	—	—	(3)

Total	108	20	128	61

Net financial charges
TISA	(210)	(77)	(252)	(46)
TCP	—	1	1	—
Atento	1	—	—	—
Telefónica Holding de Argentina S.A.	—	—	1	—
Cointel	—	—	2	—
TESA	—	—	(7)	(7)
Banco República S.A.	—	—	—	(2)

Total	(209)	(76)	(255)	(55)

Purchases of goods and services
Telefónica Procesos y Tecnología de la Información	—	25	11	—
TDA S.A.	7	—	5	9
Telefónica Ingeniería de Seguridad	—	—	1	—
Telefónica Sistemas de Información S.A.	—	—	1	—
Telefónica Sistemas S.A.	—	—	—	2

Total	7	25	18	11

(1)	Three-month fiscal year.

As from April 30, 2001 and December 31, 2001 Cablevisión S.A. and Banco República S.A., respectively, are not longer companies related to Telefónica.

Telefónica’s and Telinver’s consolidated balances with the Operator (TESA) and other of the Company’s shareholders and other related companies as of December 31, 2003 and 2002 are (in millions of Argentine pesos):

	December 31,
	2003	2002
ASSETS
Trade receivables
CTC Mundo S.A.	3	6
Emergia Argentina S.A.	1	5
Katalyx Argentina S.A.	1	—
Atlántida Comunicaciones S.A. (“Atco”)	—	1
Adquira S.A.	1	—
C.P.T. Telefónica Perú	1	—
Emergia Uruguay S.A.	1	—

Total Trade receivables	8	12

	December 31,
	2003	2002
Other receivables
TCP	—	4
TDA S.A.	40	27
Cointel	—	3
T-Gestiona	4	5
TYSSA	—	1
Temarsa	2	—
Adquira S.A.	—	1
Atento	7	4

Total Other receivables	53	45

TOTAL ASSETS	61	57

LIABILITIES
Trade Payables
TESA	3	4
Telefónica S.A. - Sucursal Argentina (1)	76	76
Emergia S.A.	68	70
Telefónica Procesos y Tecnología de la Información	4	27
Emergia Uruguay S.A.	—	11
Telefónica Servicios Audiovisuales	1	1
C.P.T. Telefónica Perú	1	4
Televisión Federal S.A.	1	—
Telefónica Investigación y Desarrollo S.A.	5	1

Total Trade Payables	159	194

Bank and Financial Liabilities
TISA (2)	1,576	3,020

Total Bank and Financial Liabilities	1,576	3,020

Other payables
TESA	10	9
TCP	13	—
Atento	—	1
Telefónica S.A. - Suc. Argentina	2	—

Total Other payables	25	10

TOTAL LIABILITIES	1,760	3,224

(1)	Includes 76 million and 74 million as of December 31, 2003 and 2002, respectively, corresponding to liabilities by management fee.

(2)	See Note 7.3.3.

10.	COMMITMENTS

10.1.	IBM – Telefónica Contract

On March 27, 2000, Telefónica’s Board of Directors approved, considering the benefits foreseen by Telefónica based on the proposals received, the outsourcing through IBM of the operation and maintenance of the infrastructure of certain Telefónica’s information systems. Telefónica, TCP, Telinver and TDA (referred to jointly herein as “the Companies”) have executed certain contracts (the “Contracts”) with IBM whereby the operation and maintenance of the information technology infrastructure is outsourced to IBM for a six and a half-year term. Also, under this agreement, the Companies transferred gradually to IBM the assets used to render the services outsourced under the Contract. In consideration for the assets transferred, IBM paid 37.5 million, and has the obligation to renew the assets transferred periodically. Telefónica transferred such assets during August 2000. The agreement included that at contract expiration, IBM shall transfer to the Companies for a fixed price, the assets at such date dedicated to providing the services. On the other hand, IBM has hired the personnel of some of the companies that had been assigned to render the services. Over the duration of the Contracts, the companies shall pay IBM decreasing monthly installments in consideration for the base line services to be received under the Contracts, and other charges for the use of additional resources. The total contract amount, which for Telefónica and Telinver was US$213 million and the above-mentioned fixed price for the transfer of assets, have fallen within the scope of the legal provisions applicable to contracts denominated in dollars described in Note 20. The charges for the service received during the fiscal year and the three-month fiscal year ended December 31, 2003 and 2002, respectively, and the fiscal years ended September 30, 2002 and 2001, arise from final agreements between the parties regarding the value of the services received. Pursuant to a supplementary agreement between the parties, one of the points agreed upon by Telefónica includes paying IBM for the services rendered under the Agreement, from January through December 2003, 16.2 million (plus CVS adjustment if applicable) and US$12.3 million, in twelve equal monthly installments.

10.2.	Other

Telefónica signed contracts covering works to be executed in the outside and inside plant, of which approximately 30 million are pending.

11.	TARIFF SYSTEM

11.1.	Tariff agreement

Decree No. 764/00 on telecommunications deregulation establishes that providers may freely set rates and/or prices for the services rendered and for customer categories, which shall be applied on a nondiscriminatory basis. However, if there was no effective competition, the “historical” providers of such areas shall respect the maximum rates established in the General Rate Structure, which is the current situation for almost all the material services provided by Telefónica. Below the rates established in such rate structure, such providers may freely set their rates by areas, routes, long-distance legs and/or customer groups.

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

The National Executive Power, by means of Decree No. 293/02, dated February 12, 2002, entrusted the Economy Ministry with the renegotiation of such agreements, including agreements that govern the provision of basic telephony services. The contractual renegotiation proposals were to be submitted to the National Executive Power within 120 days after the effective date of this Decree. Telefónica fulfilled the filing of the information required by the Government, which included proposals to overcome the emergency.

Subsequently, various regulations were issued extending the term established for the Ministry of Economy to submit to the National Executive Power proposals to renegotiate the agreements subject to Section 8 of Law No. 25,561.

In the opinion of Telefónica’s Management and its legal counsel, the deep changes in the Argentine economic model experienced since the beginning of 2002, including the enactment of the Economic Emergency Law, the depreciation of the Argentine peso against the U.S. dollar, the increase of domestic prices and the de-dollarization of rates, constitute extraordinary economic events that modified the economic and legal framework established by the Convertibility Law, have significantly changed the economic and financial equation and so justify an adjustment of the rate scheme in light of the current prevailing circumstances, such adjustment being fully in agreement with the principles set forth in the List of Conditions and the Transfer Contract, so as to ensure a regular, continued and efficient service supply.

The Transfer Contract contemplates the possibility of automatically adjusting rates in view of extraordinary unforeseen events as therein defined, or events or acts by the Government that materially affect the original economic and financial equation contemplated in the Transfer Contract. The Transfer Agreement also establishes that Telefónica shall receive compensation from the Argentine Government when extraordinary events take place, including Argentine Government decisions such as tariffs freezing and price controls, as well as the procedures to be applied to obtain the referred compensation.

In accordance with the foregoing, the proposal filed by Telefónica to the Government consists of the reinstatement of the rate scheme committed under the Transfer Contract, which provides rates denominated in pesos restated by applying the monthly Consumer Price Index (“CPI”) prevailing in Argentina, or in the case of significant differences between it and the variation of the U.S. dollar, by applying a polynomial formula that considers 40% of the monthly variation in the price of the U.S. dollar and 60% of the variation of the monthly CPI in Argentina, that had been set aside by the advent of the Convertibility Law and Decree No. 2,585/91. In addition, based on the above, Telefónica proposed alternative approaches to achieve that objective, in particular to manage the transition from the current rates to those resulting from the application of the Transfer Contract.

According to the Emergency Decree No. 120/03 issued by the National Executive Power on January 23, 2003, the Government may provide for interim tariff revisions or adjustments as may be deemed necessary or convenient for the purpose of ensuring the continued availability, safety and quality of services provided to users under these contracts until the process of renegotiation of public service contracts and licenses required for in the Public Emergency Law.

On January 29, 2003, the Argentine Government issued Decree No. 146/03, establishing a transitional adjustment in the electric light and natural gas supply rates. However, such measure has been challenged in court and has been suspended by a court order. As part of the renegotiation process mentioned in preceding paragraphs, Telefónica has also applied for a transitional adjustment in tariffs, but no decision has been made yet.

On July 3, 2003, through Decree No. 311/03, a Renegotiation and Analysis of Public Utilities Agreements Unit was created, which shall be headed by the Ministers of Economy and Production, National Planning, Public Investment and Services. This Unit will be in charge of carrying out the renegotiation process through the Renegotiation of Public Works and Services Agreements Committee created by Decree No. 293/02.

On October 21, 2003 the National Executive Power signed into effect Law No. 25,790. This law sets forth that the term to renegotiate the agreements for public works and utilities is to be extended until December 31, 2004. The National Executive Power shall be party responsible for submitting the proposal to Congress, which will have to communicate its decision within a period of 60 running days counted from the date of reception. In the event such period expired without Congress having reached a solution, the proposal shall be deemed accepted. If the proposal was rejected, the National Executive Power shall resume the process to renegotiate the respective agreement.

This rule establishes that the decisions adopted by the National Executive Power in this renegotiation process shall not be limited by, or subject to, the stipulations contained in the regulatory frameworks currently governing the concession or licensing agreements for the respective public utilities. Renegotiation agreements may cover partial aspects of concession or licensing agreements, contain formulas to adjust such agreements or temporarily amend them and include the possibility of agreeing upon periodical reviews, as well as the establishment of conditions that must be met by the quality parameters applied to services.

If there were temporary amendments, they should be taken into consideration in the terms of the final agreements reached with concessionaires or licensees. The legal provisions do not authorize licenses of public utilities to suspend or alter compliance with their duties.

In the opinion of Telefónica´s Management and its legal counsel, in conformity with the general principles of administrative law applicable to the Transfer Contract and the List of Conditions, future tariffs are to be established at a level deemed sufficient to cover the costs of the service in order to maintain a regular, continuous and efficient supply of the telephony services as set forth in the legal framework governing the Transfer Contract. However, it cannot be assured that the Argentine Government shall adopt Telefónica’s position with respect to the effects of the current situation in connection with such Transfer Contract covenants. It is possible that this tariff regime shall not maintain the value of tariffs in U.S. dollars or in constant pesos with respect to any prior increase or possible future increase in the general price level. If, as a result of the above mentioned renegotiation, future rates evolve at a pace that does not allow restoring the economic and financial equation that both the List of Conditions and the Transfer Contract intend to preserve, such rate system would have an adverse impact on Telefónica’s financial condition and future results. As of the date of issuance of these financial statements, Telefónica’s Management cannot predict the final outcome of the renegotiation required by the Public Emergency Law or the tariff regime to be effective in the future or when such outcome shall take place.

In accordance with Resolution No. 72/03, in February 2003 the Ministry of Economy approved a methodology to calculate and transfer to Telefónica’s customers the impact of the tax on checking account transactions imposed by Law No. 25,413 paid by Telefónica as from the date in which Resolution No. 72/03 comes into force. Resolution No. 72/03 expressly refers to the Transfer Contract as the basis for the approval of such method. Telefónica considers that the position taken by the Ministry of Economy in this Resolution is consistent with the proposal submitted regarding its rights under the Transfer Contract. In accordance with Resolution No. 72/03, all taxes paid before that date are included in the contractual renegotiation imposed by the Public Emergency Law.

11.2.	Price Cap

Under the rate regulation mechanism in effect known as Price Cap, Decree No. 264/98 provided a 4% reduction (in constant U.S. dollar terms) in rates, in terms similar to the method provided by point 12.5.1. of the List of Conditions, to be applied during each year of the transition period to basic telephone service rates; and 90% of such reduction to be applied to domestic long distance services. Telintar and now Telefónica as its successor, has applied the same 4% reduction to international rates.

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

i)

Price Cap for the year 2000/2001: the SC established that the rate reduction for the period November 2000/2001 would amount to 6.75%. The reduction would be applied through: a) discount plans that were effective as from March 2000 (commercial and government basic rates, local measured service, and the application of certain preferential rates for internet access), the non-application of charges set forth in Resolution No. 2,926/99 until November 8, 2001 and the non-application over the year of the two semiannual adjustments to the pulse value for the U.S. Consumer Price Index; b) given that such plans were brought into effect ahead of schedule, the accumulated effects of the above-mentioned rate reductions would be applied to the computation of Price Caps for the periods beginning November 2000, 2001 and 2002 adjusted at an interest rate of 12% per year; and c) furthermore, it was established that the difference between the effect of the discounts already granted and that of a 6% reduction would be applied on November 8, 2000 across different items of the tariff structure, and the additional 0.75% reduction would be applied as defined by the Licensees.

ii)	Price Cap for the year 2001/2002: the SC established that the efficiency factor for the Price Cap applicable for the period November 2001/November 2002 would amount to 5.6%. This rate reduction is to be implemented through: a) the non-application of the two adjustments to the pulse value by the U.S. Consumer Price Index for the year, adjusting the effect as of November 8, 2001 at the 12% annual rate in order to measure it against the total expected 5.6% reduction, any balance resulting from the non-application of the adjustment to the value of the telephone pulse in the period 2000/2001, as well as any balance remaining in respect of a variety of items included in the 2000/2001 price cap; c) any unapplied price cap portion remaining after the rate reductions mentioned in a) and b) above with respect to the 5.6% rate reduction, should be applied in the following manner: 70% as provided by Telefónica, 15% to the local service, and 15% to other services as required by the SC, other than monthly basic charges and the local measured service.

iii)	Price Cap for the year 2002/2003: the SC established that the efficiency factor could not exceed 5%, but it did not set its value.

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

On the other hand, in relation to the complaint filed by Consumidores Libres Cooperativa Limitada de Provisión de Servicios Comunitarios (“Consumidores Libres”), mentioned in Note 12.c), on October 4, 2001, Court Room IV of the Federal Appellate Court on Administrative Contentious Matters of the City of Buenos Aires awarded a precautionary measure requested by the plaintiff ordering the National Government, Telefónica and Telecom “to refrain from applying the corrections set forth in Section 2 of the Agreements approved by Decree No. 2,585/91 until final judgment is rendered in the case”, which meant that the rates could not be adjusted by the U.S. consumer price index.

In the opinion of Telefónica’s Management and its legal counsel, the outcome of the issues related to the price cap and the complaint filed by Consumidores Libres could exclusively affect the maximum rates for future services that Telefónica is authorized to charge its customers regarding services, areas, or customers in which the government did not declare the existence of effective competition. As of December 31, 2003, these maximum rates are determined by applying to rates effective as of November 7, 2000, the discounts applied in order to implement the price caps related to November 8, 2000, and November 8, 2001, under the above-mentioned agreements.

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

11.3.	Tariff restructuring

The tariff restructuring granted by Decree No. 92/97, effective on February 1, 1997, established an increase in the price of the monthly basic charge and in domestic service rates, and a decrease in the rates for domestic long distance and international services and for Telefónica’s local and domestic long distance public phone service for longer distances. The net impact of the rate restructuring was to be neutral on revenues during two years after its effectiveness. On December 1, 1999 the SC has issued Resolution No. 4,269/99, which established the SC’s final determination of the impact of the tariff restructuring as an excess in revenues of 18 million, in currency units of that date, (which had previously been provisionally determined by the SC in 14 million). In accordance with Resolution No. 18,968/99, the SC’s Resolution No. 4,269/99 also states that the SC will determine the form and time of implementation of the future rate reduction to compensate such excess revenues. Telefónica has filed an appeal for revision of this resolution, on the grounds that the calculation method used by the SC to determine the impact of the tariff restructuring established by Decree No. 92/97 has defects and should be challenged. As of the date of these financial statements such appeal has not been resolved.

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

12.	LAWSUITS AND CLAIMS

a)	Labor lawsuits attributable to ENTel

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

As of December 31, 2003, the claims filed against Telefónica including accrued interest and expenses with respect thereto totaled approximately 91 million (in historical currency). Telefónica has not booked an accrual for possible adverse judgments in such legal actions since (a) in the Transfer Contract, ENTel has agreed to indemnify Telefónica in respect of such claims and (b) the Argentine Government has agreed to be jointly and severally liable with ENTel in respect of such indemnity obligations and has therefore authorized Telefónica to debit an account of the Government at Banco Nación Argentina for any amount payable by Telefónica. Under the Debt Consolidation Law, ENTel and the Argentine Government may discharge their above-described indemnity obligations by the issuance to Telefónica of 16-year bonds. As of December 31, 2003 Telefónica has paid approximately 6.8 million (in historical currency) in cash for the above-mentioned claims. Telefónica initiated a claim for indemnification and reimbursement in connection with this matter. The case is being argued in court, and no ruling has yet been issued.

Court decisions have followed the precedent laid down by the Supreme Court of Justice in the area of joint liability in labor matters mentioned in the second paragraph, criteria that Telefónica and its legal counsel consider that will apply to pending cases. Notwithstanding this and the instruments that may be used by the Argentine Government to reimburse the amounts that would be paid, given the obligation incurred by the Argentine Government in the List of Conditions and in the Transfer Contract, on the one hand, and on the basis of the opinion of Telefónica´s legal counsel regarding the possible amount for which existing claims may be resolved, on the other, in the opinion of Telefónica´s Management and its legal counsel the final outcome of the issue should not have a material impact on Telefónica’s results of operations or financial position.

b)	International Telecommunication Union Debt (“UIT”)

On July 29, 2003, Telefónica received a communication sent by the CNC requesting Telefónica and Telefónica Larga Distancia Argentina S.A. (“TLDA S.A.”) to deposit 51 million (that includes principal and interest as of July 31, 2003), which, according to such note, corresponds to the savings obtained, plus interest, by such companies through reductions in employers’ social security contributions approved by Decree No. 1,520/98 and supplementary standards, that were applied to the salaries of such companies’ personnel in the period April 1999 through June 2001. Pursuant to Resolution SC No. 18,771/99, these savings were to be applied to the execution of programs or promotional projects in the framework of the presidential initiative “argentin@internet.todos“, to be managed by the UIT. Telefónica, both with respect to its own operations and as successor of the rights and obligations of TLDA S.A. has recorded a liability related to these savings for the outstanding principal amounting to 21 million (see Note 3.1.j), which Telefónica understands is its total liability as of December 31, 2003. In the opinion of Telefónica’s Management and its legal counsel, Telefónica has solid grounds to hold that this liability should not be considered in delinquency and so was reported to the CNC in a note dated August 13, 2003 in which it challenges the settlement made by such agency and asks for a remanding of proceedings to the corresponding organism.

c)	Other

Consumidores Libres initiated a legal action against Telefónica, Telecom, Telintar and the Federal Government. The object of this action is to declare the nullity, unlawfulness and unconstitutionality of all standards and rate agreements issued since the Transfer Contract, Consumidores Libres’s objective being to have the rates of the basic telephone service reduced and the amount supposedly collected in excess refunded, limiting them in such a way that the Licensees´ rate of return should not exceed 16% per annum on the assets as determined in point 12.3.2. of the List of Conditions approved by Decree No.62/90. Also, other points of Telefónica’s contracting policy have been called into question.

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

13.	RULES GOVERNING THE PROVISION OF BASIC TELEPHONE SERVICES

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

Under Resolution No. 983/2002, the CNC imposed a penalty on Telefónica consisting of a fine of 680,000 (historical pesos) for alleged breach of the General Basic Telephone Service Regulations (“GBTSR”), and further imposed several other related obligations on Telefónica, mainly related to the restitution of those services affected by stolen cables. The referred penalty was appealed by Telefónica. In the opinion of Telefónica´s Management and its legal advisors, the referred breach lacks of legal grounds for the sanction to succeed, as: a) the theft of cables is an event of force majeure that releases Telefónica from liability; b) Telefónica had reinstated more than 90% of the services affected by theft; c) there were sufficient public telephones installed and in operation in the affected areas so as to warrant effective service supply, and certain steps had been taken with the security forces so as to safeguard the integrity of the cables; d) Telefónica was reimbursing customers for non-service days and had timely answered each of the CNC’s requests for information.

In the context of the transition to competition in telecommunications, the National Executive Power and the SC have issued the following resolutions:

•	National Executive Power Decree No. 764/2000, which approved the Rules for granting of Licenses for Telecommunications Services, the Rules for Interconnection and the Rules for Management and Control of Radioelectric Spectrum, that constitute the current regulatory framework applicable to Telefónica. See Note 6.

•	Decree No. 764/2000 repealed Resolutions No. 18,971/99 and 16,200/99 and approved the Universal Service rules and regulations to promote the access to telecommunications services by customers either located in high-cost access or maintenance areas, or with physical limitations or special social needs. Such rules and regulations effective from January 1, 2001, establish that the deficit for the provision of these services will be financed through the payment by all telecommunications providers (including Telefónica) of 1% of total revenues for telecommunications services net of taxes, the “Universal Service Fund”. As of the date of these financial statements, the SC has not defined the mechanism through which Telefónica should recover the cost incurred for rendering these services.

•	The SC issued Resolution No. 18,927/99, establishing, once the transition to competition in telecommunications ended, the deregulation in the provision of goods, services and works required by the licensees of Basic Telephone services.

Pursuant to Resolution No. 75/2003 published in the Official Bulletin on February 6, 2003, the Ministry of Economy introduced amendments to the “Long Distance Dialing Carrier Selection Rules” approved by Resolution No. 613/2001 of the then Ministry of Housing and Infrastructure. Mobile and fixed operators must have the Dialing Carrier Selection system available within 120 calendar days following the publication of such resolution in the Official Bulletin. To date of issuance of these financial statements, not a single carrier has requested this service. (See Note 11.)

14.	PATRIOTIC BOND AND TAX CREDIT CERTIFICATES

14.1.	Patriotic Bond

In May 2001, under the scope of Decree No. 424 from the National Executive Power dated April 10, 2001, Joint Resolution 63/01 (Treasury Secretary) and 23/01 (Finance Secretary), as supplemented, Telefónica executed a Patriotic Bond subscription commitment (bond issued by the Argentine Government) for a total amount of US$30 million, which was completely paid in that month. This bond is denominated in US dollars, is made out to bearer, and is negotiable in local and foreign stock markets. It will be amortized in 5 equal and successive quarterly installments payable from May 11, 2003 through May 11, 2004. It accrues interest equivalent to the average obtained from the 30 days immediately preceding each monthly interest period (including the first day of each period) of the B.C.R.A. survey for fixed-term deposits in private banks with a term from 30 to 35 days and higher than US$1 million, plus an annual 4.95%, payable on a monthly basis past the due date. Issuance clauses allow using this security to pay Federal taxes in the event that amortization and /or interest are not paid by the provided due dates. Since the federal Government has not paid off since January 2002 the related interest on such bond, Telefónica applied such interest against taxes until the suspension described below. As of December 31, 2003 this bond has been disclosed under “Other receivables” in view of its intended use.

Under Decree No. 1,657/02, the National Executive Power arranged to suspend from September 6, 2002 the payment of national tax liabilities with Government debt securities, one of which is the Patriotic Bond.

Subsequently, under Decree No. 2,243/02, established an 80 million monthly quota for the application of tax credits originated in the interest coupons related to the Government debt securities previously mentioned. In allotting this quota, the Treasury Secretary implemented monthly tenders in which the holders of the abovementioned securities could file bids to the Treasury Secretary for cancellation of national tax liabilities. Under that regime, the Treasury Secretary was in charge to allot the quota among such bids that proposed the largest amount of pesos until completing the referred quota. Through Decree No. 1,264/03 published by the Official Bulletin on May 22, 2003, the principal coupons corresponding to such bonds were included in the regime established by Decree No. 2,243/02. As concerns overdue outstanding principal coupons, Telefónica adopted the same policy as with interest coupons, by including them in the above mentioned tender and quota mechanism.

However, the tender regime described above has been suspended as from October 2003, as a result of Resolutions No. 134, 165 and 186 by the Treasury Secretary. The last resolution mentioned above established the suspension of the tender regime for a term of 60 days counted as from the date of the publication in the Official Bulletin on November 26, 2003. Pursuant to the above mentioned Resolution, No. 186, in effect until January 28, 2004, Telefónica could no longer apply principal or interest coupons against taxes payables as from October 2003.

Telefónica has valued and disclosed its holding of the Patriotic Bond taking into account the events mentioned in the previous paragraph and considering that the Argentine Government has included it on the listing of bonds eligible for sovereign debt restructuring (see Note 2.5.c).

14.2.	TCC

During August 2001, under the legal framework of Decree No. 979/01, Telefónica signed a TCC subscription agreement for a total amount of US$15 million, which was fully paid. Under the provisions of Decrees No. 410/02 and No. 471/02, as from February 3, 2002, these certificates, originally denominated in US dollars, were converted into pesos at the $1.40 = US$1 exchange rate (increasing the amount of the subscription to 21 million), the CER being effective as from that date (the mentioned benchmark amounts to 46% as of December 31, 2003). Such book entry certificates accrue interest at a maximum annual nominal rate of 2% (as from February 3, 2002, under Decree No. 471/02) on the original nominal value balances and may be applied at their technical value (principal plus interests) against VAT or income tax or any other substituting or replacing tax, both for payment of tax returns and for prepayments. Such tax obligations may be honored by compensating 25% of the total of such certificates upon each expiration date as from January 1, 2003, July 1, 2003, January 1, 2004 and July 1, 2004. Any TCC not totally or partially used in the manner foreseen above may be applied, after 1 year has elapsed from each of such dates, to settle other tax liabilities payable to the AFIP, whether own or third parties’. After expiration of 90 days after each of the dates mentioned above and until December 31, 2006, any unused tax credit certificate will be freely transferable, whether fully or partially. The Federal Government may redeem, fully or partially, any unused amount of the TCC after June 30, 2005, at their technical value as of the prepayment date. Otherwise, any unused balance of the TCC as of December 31, 2006, will be prepaid by the Federal Government at their technical value as of that date.

The procedure for application of tax credit certificates issued under Decree No. 979/01 was published in the Official Bulletin and came into effect on January 23, 2003, through Resolution No.38/2003 of the Ministry of Economy.

The tax authorities have regulated the above measure mentioned by issuing Resolution No. 1,433/03 published in the Official Bulletin on February 4, 2003. This resolution regulates the requirements, formalities and conditions to be met to use TCC to settle tax liabilities.

In conformity with such regime, in February 2003, August 2003 and February 2004, Telefónica settled tax liabilities by applying the total amount of tax credit certificates corresponding to the first, second and third installment.

15.	EXECUTIVE INCENTIVE PROGRAM AND STOCK PURCHASE

On August 9, 2000, Telefónica decided to approve an incentive program (the “TOP” Program) initiated following a framework plan designed by TESA for certain TESA group executives, consisting of granting stock options of TESA (the indirect controlling shareholders of Telefónica) to 17 of Telefónica’s top executives who are bound to hold them for the Program term. During May 2001, each executive signed the incentive program agreement and bought a predetermined number of TESA shares at market price to assign them to the Program. The executives were granted a number of TESA stock options at a given strike price, adjusted for dilution, currently equivalent to 13.9420 euro per share, equal to ten times the number of shares purchased and assigned to the Program, plus a number of TESA stock options at another given strike price, adjusted for dilution, currently equivalent to 20.9106 euro per share, equal to ten times the number of shares purchased and assigned to the Program. The program term was three years during which the options may be exercised no more than three times, and the last exercised date of the Program was September 25, 2003. At the end of the program, the eligible shares were 17,481 which involved a total amount of 349,620 options that corresponds to a total of 11 executives of Telefónica. As the listed value of TESA’s share was lower than strike prices, these options were not exercised. The total cost of the program for Telefónica is 2.4 million euro, based on the market value of the options on the grant date. This amount was recognized as expenses on a straight-line basis over the term of the program, in “Salaries and social security taxes and other payroll expenses” in Note 25.h).

TESA approved a program whereby all Telefónica employees who chose to participate acquired a number of TESA shares, which number was based on their annual compensation, for the equivalent of 5 euro per share. In addition, TESA granted the participants 26 stock options for every TESA share purchased at a strike price of 5 euro per option. The actual number of options eligible for exercise depends on the appreciation, if any, of the stock price of TESA over the reference value established at 20.50 euros (originally 24.50 euros). The program term is four years and participating employees may exercise the options granted on three different occasions during such four-year term.

The benefits under this program are contingent on the participants continued employment with the Telefónica group, i.e. they may not unilaterally and voluntarily terminate their employment with the group before the exercise date without losing the benefits under the program. Since the above benefits are granted by TESA directly, this program does not involve any expenses to Telefónica. The options under the program corresponding to Telefónica and Telinver’s personnel as of December 31, 2003 and 2002 total 2,504,580 and 2,679,820, respectively, involving a total amount of shares of 96,330 and 103,070 as of those dates.

16.	TELEFONICA’S BUSINESS SEGMENT INFORMATION

On the basis of the nature, production process, distribution method and differential regulations, for the purpose of the information requested by Professional Accounting Principles, Telefónica has identified two reportable segments: i) related to Telefónica’s telecommunications activities, regulated by the SC and the CNC, and derived from the use of the network and related equipment: the supply of telecommunications services segment, which includes Telefónica de Argentina S.A.’s operations and ii) the publication of telephone directories (Yellow Pages) and call center operations segment included in Telinver’s operations.

	Basic Telephone Services		Yellow Pages Services and Call centers	Consolidation adjustments/ reclassifications (1)	Total
December 31, 2003
Net revenues to unaffiliated customers	2,683		67	—	2,750
Net intersegment revenues	12		1	(13)	—

Total Net Revenues	2,695		68	(13)	2,750

Net Income	394		11	—	405
Depreciation of fixed assets and intangible assets	1,304		5	—	1,309
Investment on Fixed assets and Intangible assets	205		—	—	205
Total Assets	8,209		111	(7)	8,313
Total Liabilities	5,397	(2)	145	(7)	5,535
Investments in equity method investees	2		—	—	2

(1)	Corresponding to elimination of intersegment balances and operations.

(2)	Net of liabilities related to Telefónica’s investment in Telinver.

	Basic Telephone Services	Yellow Pages Services and Call centers	Consolidation adjustments/ reclassifications (1)	Total
December 31, 2002 (2)
Net revenues to unaffiliated customers	585	39	—	624
Net intersegment revenues	7	—	(7)	—

Total Net Revenues	592	39	(7)	624

Net Income	286	(29)	—	257
Depreciation of fixed assets and intangible assets	314	4	—	318
Investment on Fixed assets and Intangible assets	45	—	—	45
Total Assets	9,522	110	—	9,632
Total Liabilities	7,112	155	(49)	7,218
Investments in equity method investees	5	—	—	5

(1)	Corresponding to elimination of intersegment balances and operations.

(2)	Three-month fiscal year.

17.	AUDIT COMMISSION

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

18.	RESTRICTED ASSETS

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

In the opinion of Telefónica’s Management, the above mentioned restriction will not have a significant effect on Telefónica’s operations.

19.	CORPORATE BOOKS

On February 12, 2003, the Company complied with a subpoena issued by a federal court, related to the claim No. 78,241/2002, requiring the filing with the court of its corporate books for periods after July 1999. Because the Company is not a party to and has not been advised of the nature of the action, in the opinion of the Company’s Management, the court order is connected with a procedural requirement and will not have any effect on the Company’s financial condition or results.

As the above mentioned corporate books were held by the federal court, the Company had new books registered as from October 9, 2003.

20.	EFFECTS OF THE DEVALUATION OF THE ARGENTINE PESO IN 2002 AND OTHER CHANGES IN THE ECONOMIC CONTEXT

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

As a result of the above, since early 2002, the exchange rate with the U.S. dollar has increased compared to the Argentine Peso (the parity was originally US$ 1 = $ 1). As of December 31, 2003 the increase was 193% (US$ 1 = $ 2.93).

Other regulations were issued subsequently, amending some of the above mentioned regulations. The main aspects of such other regulations as of the approval of these financial statements are:

(a)	the conversion into pesos of most obligations, whatever their cause or origin, to provide sums of money within the financial system stated in U.S. dollars or other foreign currency outstanding at the time of enactment of Law No. 25,561, as well as bank deposits in foreign currencies within the financial system; deposits were converted at the exchange rate of US$1 = $1.40, while obligations stated in foreign currency undertaken in Argentina until January 6, 2002, were converted at the exchange rate US$1 = $1; the deposits and debts thus converted into pesos are to be adjusted by the CER (that will be published by the BCRA; such coefficient is to be applied as from February 3, 2002 (publication date of Decree No.214/02) or the wage adjustment index (“Coeficiente de Variación de Salarios” – CVS-), depending on the nature of the obligation, plus a minimum set interest rate for deposits and a maximum rate for loans;

(b)	issuance of bonds by the Argentine Government to compensate financial institutions for the difference generated by the application of the exchange rates mentioned above;

(c)	de-dollarization of most obligations not involving the financial system originally denominated in foreign currency and governed by Argentine law, as of January 6, 2002 at a $ 1 = US$ 1 rate and subsequent adjustment through the CER in the terms described in (a), or the CVS, depending on the nature of the obligation, plus an equitable adjustment in certain cases, that is to be agreed between the parties or, as the case may be, claimed at judicial courts. As from enactment of the Asymmetric Compensation Law, the Government established the elimination of the CVS as from April 1, 2004. As from that date the CVS will be replaced by the annual interest rate agreed in the original contract, and if such interest is higher than average interest rates in the financial system, a rate set by the BCRA will be applied;

(d)	de-dollarization of public service rates, which had been originally agreed upon in U.S. dollars, at a $1=US$1 rate and subsequent renegotiation on a case-by-case basis; and authorized the National Executive Power to renegotiate the above contracts taking into account the impact of the rates on the competitiveness of the economy and the distribution of income, service quality and investments plans, the interest of users and access to the services, the security of the comprised systems and the profitability of the companies (see Note 11.).

(e)	following recent actions by the BCRA seeking a gradual normalization of the local foreign exchange market, effective January 8, 2003, prior authorization from the BCRA is no longer required to transfer funds abroad for payment to foreign beneficiaries of profits and dividends reported as payable under approved financial statements certified by an independent auditor.

In connection with the remittances abroad aimed at paying principal or interest of financial debts with foreign creditors, the requirement of obtaining the BCRA approval, provided such payments are not made prior to 15 days of the due date (business days in the case of principal payments) was eliminated. In the case of repayment of debts disbursed as from September 3, 2002, the referred repayment shall not require authorization, provided funds have been settled in the exchange market, with certain exceptions. It is required that for the payment of both principal and interest, the applicable information and documentation requirements established by the participating institution be complied with. In addition, the advanced repayment of principal is allowed, provided the amount in foreign currency applied to settle the debt does not exceed the current value of the debt percentage that is being settled.

Where the payment of principal and interest is part of debt restructuring processes with foreign creditors, the advanced repayment does not require the prior authorization of the BCRA, although in the case of payments of principal, it is required that the new indebtedness terms and conditions and the cash payment do not imply an increase in the indebtedness current value.

On the other hand, Decree No. 285/03, in force since June 30, 2003, sets forth the requirement of recording inflows, outflows and trading of foreign currency with the BCRA and it also determines that inflows to the local markets can only be remitted abroad after 180 running days from the settlement of foreign currency amounts in the exchange market, except for foreign trade transactions and direct foreign investments.

(f)	suspension of dismissals without right cause until March 31, 2004 and penalization, whereby the amount of the termination pay provided for in labor regulations would be double, except for employees hired on or after January 1, 2003;

(g)	suspension for two years of the law on deposits intangibility or until the time the National Executive Power considers the financial emergency to be concluded;

(h)	under Law No. 25,820, the national public emergency was postponed until December 31, 2004;

(i)	Decree No. 1,269/02 has suspended the enforcement of clause 5 of section 94 (mandatory dissolution from loss of capital due to accumulated losses) and section 206 (mandatory capital stock reduction from losses equivalent to reserves and 50% of capital) of the Argentine Business Association Law, until December 10, 2003. On December 23, 2003, the Federal Executive Power issued Decree No. 1,293/03 which extended the suspension established by Decree No. 1,269/02 until December 10, 2004.

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

The Company has prepared these financial statements, using its best estimates as to the possible effect of the above discussed matters, primarily, among others, the effects of the de-dollarization of rights, receivables and liabilities into pesos.

On the other hand, and as a consequence of the changes implemented from January 2002 to December 2003, there was an increase in the Argentine consumer price index of 46.1% and an increase in the Argentine wholesale price index of 122.4% according to the information provided by INDEC.

The effects of the governmental measures over the Company’s and Telefónica’s financial position, over the recoverability of the Company’s goodwill related to its investment in Telefónica and over Telefónica’s assets are further disclosed in Notes 2.5.g), 2.5.i), 2.5.m), 4., 7., 11. and 14.

21.	FINANCIAL TRUST

On November 21, 2003 the Company subscribed certificates of participation for 1.5 million in the trust called “Proyecto de Inversión y Desarrollo: Complejo Industrial Nacional de las Telecomunicaciones 2003” to be used for extending loans to finance projects related to the production of goods or the supply of services in the telecommunications industry. The Company is both trustor and beneficiary of the trust and Banco de Inversión y Comercio Exterior S.A. (BICE) acts as trustee.

22.	FINANCIAL POSITION

As of December 31, 2003, the Company carries accumulated losses amounting to 2,408 million. Consequently, the Company is encompassed under the conditions for mandatory capital stock reduction set forth in Section 206 of the LSC. However, Decree No. 1,293/03 dated December 23, 2003, extends the suspension of the enforcement of Section 206 of LSC established by Decree No. 1,269/02 until December 10, 2004.

The Company Management is continually analyzing its financial position and will assess the measures that could be required in the future according to the legal framework in effect in Argentina.

23.	CORPORATE REORGANIZATION

23.1.	Tender offer for Telefónica shares

On January 12, 2000, TESA launched a tender offer for the stock of Telefónica whereby TESA offered to exchange for its own stock any and all Telefónica Class B shares not already directly or indirectly held by TESA. Telefónica shares subject to TESA tender offer represented 48.2% of Telefónica capital stock at that moment. As a result of the above-mentioned exchange of shares, and the transactions described in Note 9.2.1. -”Agreement signed by the Company’s Shareholders”-, 98% of Telefónica Common Capital Stock is indirectly controlled by TESA.

23.2.	Telefónica reorganization

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

Furthermore, as approved by the Company and Telefónica’s Board of Directors and Telefónica’s Special Shareholders’ Meeting, the minority shareholders that are not related to TESA exchanged their Telefónica’s shares for shares of the companies into which the spun-off businesses were merged, in proportion to their interest in Telefónica. As a result of the capital reduction caused by the spin-off, the shares exchanged by the minority shareholders were cancelled, and minority shareholders hold an equal equity interest percentage in Telefónica and in the companies into which the spun-off businesses were merged. Registration in the Public Registry of Commerce of the above mentioned reorganization, became effective November 16, 2001 and the share exchange mentioned above was completed on December 12, 2001. Telefónica acquired, at their listing value, the fractions of Telefónica shares held by minority shareholders. The related 2,355 treasury shares were acquired at a price of $2.24 (restated as described in Note 2.2.) per share. Until these shares are sold, Telefónica may not exercise any of the rights inherent therein.

Described below are the agreements approved by Telefónica, TCP, Telinver, Telefónica Móviles Argentina S.A. (“TMA”) and TDA Board of Directors and Special Shareholders’ Meetings on January 30, 2001 and March 30, 2001, respectively, in connection with the reorganization transactions:

a)	Agreement between Telefónica, Telinver, TCP and TDA whereby:

•	Telinver spun-off the assets and liabilities related to the sale of equipment and point of sales network businesses and those assets and liabilities were merged into Telefónica.

•	TCP spun-off certain assets and liabilities related to the data transmission business, including the authorization to use Band “B” of the Table 1.2. of Frequencies included in Exhibit 1 of Resolution No. 869/98 of the SC in the Buenos Aires Multiple Area and certain cities located in the northern region of the country. The authorization had been granted to Aki under Resolution No. 18,766/99. Those assets and liabilities were merged into Telefónica.

•	TDA spun-off certain assets and liabilities related to the Internet Access business (including all of its customers other than corporate customers) and point-to-point lines in the southern region. These assets and liabilities were merged into Telefónica.

The above-mentioned spin-off-mergers were effective as from January 1, 2001 (“Date of the First Reorganization”).

b)	Agreement between Telefónica, TDA and TMA whereby Telefónica spun-off (i) the assets and liabilities related to the data business, including Telefónica’s international data business, the portion of Telefónica’s goodwill related to the TDA data business and the ownership interest in TDA, and (ii) Telefónica’s consulting business (Telefónica’s interest in TYSSA) that were merged into TDA. Additionally, Telefónica spun-off the mobile communications business related to Telefónica’s interest in TCP. That business was merged into TMA. The corporate reorganization described in this paragraph was effective as from February 1, 2001 (“Date of the Second Reorganization”).

c)	As from February 1, 2001 (“Date of the Third Reorganization”), Telinver spun-off and merged with Telefónica the assets of its e-commerce business, including its 50% interest in ECL.

The following tables show the approximate effect of the spun-off businesses (restated as described in Note 2.2.) on the consolidated statements of operations and cash flows for the fiscal year ended September 30, 2001:

•	Consolidated loss of Telefónica’s spun-off businesses:

The results of operations related to Telefónica’s spun-off businesses for the fiscal year ended September 30, 2001 are as follows:

September 30, 2001 (a) (b)
Net revenues	641
Cost of services provided	(409)
Administrative expenses	(79)
Selling expenses	(191)

Operating loss	(38)
Financial loss on assets	(4)
Financial loss on liabilities	(48)

Net loss of spun-off businesses	(90)
Income tax of spun-off businesses	31
Minority interest of spun-off businesses	44

Company’s interest in loss of spun-off businesses	(15)

(a)	Includes operations for the four-month period up to the effective reorganization date.

(b)	Restated as described in Note 2.2.

•	Consolidated cash flows of the spun-off businesses:

Cash flows provided by the spun-off businesses for the four-month period up to the effective reorganization date (January 30, 2001) totaled 162 million (restated as described in Note 2.2) (see consolidated statements of cash flows).

24.	DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES FOLLOWED BY THE COMPANY AND US GAAP

a)	Accounting principles followed by the Company

The consolidated financial statements have been prepared in accordance with Argentine GAAP applicable to the Company’s consolidated financial statements (except for the matter mentioned in Note 2.2.), which differ from generally accepted accounting principles of the countries of the users of the financial statements.

Differences between generally accepted accounting principles followed by the Company (see Notes 2.4. and 2.5.) and US GAAP and their effect on net income/loss and on shareholders’ equity are set forth in b) and c) below.

b)	Description of differences between Argentine and US GAAP

Differences between Argentine and US GAAP mainly relate to the following items:

1.	Restatement of financial statements for general price-level changes

According to currently effective Argentine GAAP, inflation adjustment mechanism is to be applied if certain conditions, to be assessed by the CPCECABA, are met.

In August 1995, according to the then effective requirements of Argentine GAAP, the method of restatement of amounts into constant pesos had been discontinued, due to the low levels of inflation at that time. However, from January 2002 until February 28, 2003, the increase in the consumer price index and in the wholesale price index (which is applicable for restatements of financial statements in constant pesos) increased 43.6% and 119.7%, respectively, and therefore, inflation accounting was reinstated under Argentine GAAP as from January 1, 2002 (see Note 2.2.). Also, under Argentine GAAP, the period from August 1995 through December 2001 is considered to be a “stability period”, because of the low level of increase in general prices during that period. Accordingly, the financial statements have not been restated for the effects of inflation during such period.

As described in Note 2.2., the National Executive Power repealed the provisions related to inflation adjustments, therefore, the CNV under Resolution No. 441/03 set forth that as from March 31, 2003 the restatement of financial statements in constant currency should be discontinued. The Company has followed the provisions of the CNV and prepared the financial statements recognizing the effects of inflation until February 28, 2003 (see Note 2.2.). On December 2003, the CPCECABA discontinued the application of the restatement for inflation as from October 2003. Net income and a summary of condensed consolidated balance sheet for the fiscal year ended December 31, 2003 as if restatement of inflation would have been applied for the period March through September 30, 2003 is included in Note 2.2.

In accordance with generally accepted accounting principles applied by the Telefónica Group for purposes of the Group’s consolidated financial statements, Argentina did not meet the definition of a highly inflationary economy in 2003 and 2002. For that reason, TESA incorporates, for consolidation purposes, our balances without computing any inflation adjustments for the inflation experienced during 2002 and 2003. Consistent with our ultimate parent company’s policies, and for our own US GAAP reconciliation, we have elected not to use the alternative of maintaining the 2003 (until February 28, 2003 – see Note 2.2) and 2002 inflation adjustment that the SEC provides for countries such as Argentina where local GAAP requires price-level adjustments (see Note 2.2.). Therefore, we have included in our US GAAP reconciliation an adjustment eliminating the effects of the restatement for inflation computed in the accompanying financial statements filed with the CNV for inflation during the fiscal year ended December 31, 2003 (until February 28, 2003 – see Note 2.2), the three-month fiscal year ended December 31, 2002 and the fiscal year ended September 30, 2002 (see c).

2.	Restatement of financial statements for comparative purposes

Under Argentine GAAP, amounts corresponding to prior fiscal years that are presented for comparative purposes are also restated for inflation so as to allow for comparison in constant Argentine pesos as described in Note 2.2.

For US GAAP, amounts for prior fiscal years have been adjusted to eliminate such restatement and are presented in nominal pesos (see c).

3.	Capitalized interest

Under Argentine GAAP, interest expense incurred on liabilities specifically identifiable to construction in progress is capitalized. For the portion of construction in progress not financed by specific liabilities, the Company assumes such expenditures are financed by any remaining liabilities (both interest and non-interest bearing) and shareholders’ equity.

Under US GAAP, interest expense incurred on liabilities specifically identifiable to construction in progress is capitalized. For the portion of construction in progress not financed by specific liabilities, the capitalization rate applied to such excess is the weighted average of the rates applicable to other borrowings of the Company remaining interest bearing liabilities (see c).

4.	Inventories

Under Argentine GAAP, inventory is stated at the lower of either replacement/reproduction cost estimated realizable value. Under US GAAP, inventory is stated at the lower of cost or market. The Company determines cost principally on an average cost basis.

5.	Income tax and tax on minimum presumed income

Under Argentine GAAP, the Company records income tax by application of the deferred method, in accordance with the provisions of RT No. 17, as described in note 2.5.m).

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

Under US GAAP, the Company and Telefónica record income taxes using the method required by Statement of Financial Accounting Standards (“SFAS”) No. 109 “Accounting for Income Taxes”. Accordingly, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. SFAS 109 requires companies to record a valuation allowance for that component of net deferred tax assets, including tax credits arising from tax on minimum presumed income (together “tax assets”), which does not meet the “more likely than not” criterion for realization, based on the assessment of evidence established in US GAAP rules. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences and tax loss carryforwards are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date (see c).

In assessing the realizability of tax assets, management considers whether it is more likely than not that some portion or all of the tax assets will not be realized. The ultimate realization of tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences and tax loss carryforwards become deductible. Management considers all available evidence, both positive and negative including the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning in making these assessments. In accordance with SFAS 109, the Company and Telefónica are required to continuously evaluate the recoverability of tax assets. Considering the uncertainty related to the final effect of the outcome of the tariff renegotiation (see Note 11.) and the other variables affecting taxable income and considering tax planning strategies and that the Company’s income from its equity interest in Telefónica is not subject to income tax, the Company and Telefónica have established a full valuation allowance against their net deferred tax assets under US GAAP in accordance with the provisions of SFAS 109.

6.	Intangible assets and deferred charges

Under Argentine GAAP, organization and/or preoperating expenses may be deferred and charged to income against future revenues. Under US GAAP, these costs must be expensed as incurred (see c).

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

Under Argentine GAAP, material costs associated with the exchange of debt have been deferred and charged to expense on a straight-line basis during the duration of the loan considering outstanding principal balances in the case of partially settled or restructured debt. However, under US GAAP, Emerging Issues Task Force (“EITF”) 96-19 specifies (see Notes 7.2. and 7.3.1.1) that if new debt is issued in exchange for old debt, and the new debt is not deemed to have substantially different terms than the old debt, any costs incurred with third parties directly related to the exchange are expensed as incurred, and SFAS 15 specifies that if new debt is issued in exchange for old debt in a “troubled debt restructuring”, as defined in SFAS 15, any costs incurred with third parties directly related to the exchange are expensed as incurred and expenses related to outstanding principal balances are charged to expenses based on new terms of debt (see Notes 7.2. and 7.3.1.2)a) (see c).

9.	Goodwill on investment in controlled companies

The differences mainly relates to the issuance in June 2001 of the Financial Accounting Standards Board (“FASB”) SFAS 142 “Goodwill and Other Intangible Assets”. The provisions of this Statement were required to be applied starting with fiscal years beginning after December 15, 2001. Early application was permitted for companies with fiscal years beginning after March 15, 2001. The Company early adopted SFAS 142 in the fiscal year ended September 30, 2002. SFAS 142 requires that intangible assets with a finite useful life are amortized, and that intangible assets with indefinite useful lives and goodwill are not amortized, but are recognized at fair value and tested for impairment. Accordingly, under US GAAP, as from October 1, 2001, the Company stopped recording goodwill amortization. Under Argentine GAAP, the Company continues amortizing such goodwill.

10.	Investment in Telefónica

Under Argentine GAAP, as of December 31, 2003 and 2002 and September 30, 2002 and 2001, Cointel’s investment in Telefónica was accounted for by the equity method (for both the Telefónica Class A and B shares classified as long-term investment in Cointel’s stand-alone financial statements and consolidated in these financial statements). As of September 30, 2000, Cointel´s investment in Telefónica was accounted for by the equity method (for the Telefónica Class A shares consolidated in these financial statements), and at their market value net of estimated selling expenses (for Telefónica Class B shares, which were held for trading purposes). See Note 2.5.f).

Under US GAAP, Cointel’s investment in Telefónica for all periods presented was accounted for by the equity method. For the purpose of preparing these financial statements, the Company consolidated its financial statements with Telefónica’s including its investment in Telefónica Class B shares. Therefore, as of September 30, 2000, the investment in Telefónica’s shares recorded under Argentine GAAP at the market value net of estimated selling expenses was eliminated in the consolidation process. The US GAAP reconciliation recognizes for the year ended September 30, 2000 the effect of adjusting the valuation for the Telefónica’s Class B shares under Argentine GAAP to the amount required under US GAAP.

11.	Preferred stock

Under US GAAP, as adopted by the SEC under ASR 268, redeemable preferred stock should be classified outside of shareholders´ equity since it has conditions for redemption which are not solely within the control of the issuer. Under Argentine GAAP, preferred shares have been classified as capital stock. (see Note 2.4.b)1).

Under Argentine GAAP, any increase (decrease) in the carrying amount of preferred stock is recorded as an adjustment to common capital stock, as such increase (decrease) represents a redistribution of the total value of the Company’s capital stock between its common and preferred shareholders. Under US GAAP, the increases (decreases) in the carrying amount of preferred stock are recorded as charges against retained earnings or, in the absence of retained earnings, by charges against paid-in capital.

12.	Regulation

Telefónica provides telephone services in Argentina and therefore is subject to the regulatory control. Rates for services are tariff regulated. Although changes in rates for services are to be authorized and computed based on applicable regulations (see Note 11.), there is no fixed rate of return. Accordingly, the requirements of US GAAP related to a business whose rates are regulated on the basis of its actual costs are not applicable to these consolidated financial statements.

13.	Comprehensive Income

The Company has not reported separately comprehensive income because there are no material differences between its net income and comprehensive income as defined by SFAS 130. The cumulative effect as of the beginning of the fiscal year ended September 30, 2001, year of the initial application of SFAS 133, was not material (see point 15 below).

14.	Revenue recognition

Under Argentine GAAP, Telefónica accounts for installation revenue and related costs at the installation date. For US GAAP, SEC Staff Accounting Bulletin (“SAB”) 101 “Revenue recognition in Financial Statements” requires, that: i) installation revenues are not included in income of the period when the installation takes place but are deferred and amortized during the period representing the possible duration of the relationship with the customer, and ii) related costs are not charged to expense but capitalized and depreciated in a similar period.

The adoption of SAB 101 as from October 1, 2000 resulted in the recording of the cumulative effect of unamortized deferred revenues, net of capitalized costs after accumulated depreciation and deferred income tax effects, as a deduction from Net income during the fiscal year ended September 30, 2001, the year of adoption (see c).

15.	Accounting for derivative instruments and hedging activities

Under Argentine GAAP, the Company and Telefónica apply RT No. 20 issued by the FACPCE which provides for fair value valuation of derivative instruments as from January 1, 2003 (see Notes 2.4.a)2. and 2.5.l).

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

As mentioned in Note 15., TESA implemented a compensation plan based on TESA’s stock for the benefit of all of Telefónica’s employees.

Under the plan, Telefónica’s employees have purchased TESA’s stock at 5 euro each and, for every share acquired, have been granted 26 options on TESA’s stock. This plan does not involve any economic cost to Telefónica and therefore Telefónica has not made any charge to income under Argentine GAAP for this plan. However, for US GAAP purposes:

a)	the difference between the market value and purchase price of shares of 5 euro resulted in a charge to Telefónica’s income for the year ended September 30, 2001, and

b)	the cost represented by the options granted by TESA are deferred and recognized over the period of service delivery covered by the plan (4 years as from February 2001). Such cost is accounted for at its intrinsic value, as defined in Accounting Principles Board Opinion (“APB”) 25, applied to the number of options currently expected by TESA to vest.

Any adjustment to income resulting under US GAAP would not have had any net impact on total shareholders’ equity because the charges involved would be treated as additional paid-in capital from TESA (see c).

TESA advised Telefónica that, as the actual number of options eligible for exercise varies depending on the appreciation, if any, of the stock price of TESA over the reference value, it was not feasible to estimate at December 31, 2003 the quantities of shares that are likely to vest in the future. Additionally, as of all balance sheet dates reported, such options had no intrinsic value. Accordingly, the application of provisions of APB 25 mentioned in b) above did not result in any US GAAP adjustment to net income for the twelve-month/three-month fiscal years ended December 31, 2003 and 2002, respectively, and fiscal years ended September 30, 2002 and 2001.

Had compensation expense for options granted under the TIES Program been determined based on fair value at the grant dates in accordance with SFAS No.123, the Company would not have recorded any compensation expense for the same reasons indicated above.

The weighted average fair value per 26 options granted was 0.50 euros per share as of December 31, 2003.

17.	Capitalized exchange difference

Under Argentine GAAP, when construction of work in progress extends over time, its value includes the cost of financing (interest and foreign exchange difference) the investment by third parties during the construction period until such time as the asset is ready to be used for an economic purpose.

Under US GAAP, foreign exchange differences are expensed as incurred (see c).

18.	Accounting measurement of certain receivables and payables at their discounted value

Under Argentine GAAP, certain assets and liabilities are to be measured in currency based on the calculation of their discounted value. As of December 31, 2003 minimum presumed income tax credits have been valued following this criterion. Under US GAAP, tax credits are recorded at the amount effectively paid (see 5. above).

19.	New accounting pronouncements (US GAAP)

a)	Revenue Arrangements with Multiple Deliverables

Emerging Issues Task Force (“EITF”) 00-21 addresses certain aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities. Specifically, this Issue addresses how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting. In applying this Issue, separate contracts with the same entity or related parties that are entered into at or near the same time are presumed to have been negotiated as a package and should, therefore, be evaluated as a single arrangement in considering whether there are one or more units of accounting. That presumption may be overcome if there is sufficient evidence to the contrary. This Issue also addresses how arrangement consideration should be measured and allocated to the separate units of accounting in the arrangement. The guidance in this Issue is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. In the opinion of Telefónica’s Management, the adoption of this rule has not had an impact in its net income and shareholders’ equity as of December 31, 2003.

b)	Accounting or Asset Retirement Obligations

In June 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations”. SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. An entity shall measure changes in the liability for an asset retirement obligation due to passage of time by applying an interest method of allocation to the amount of the liability at the beginning of the period. The interest rate used to measure that change shall be the credit-adjusted risk-free rate that existed when the liability was initially measured. That amount shall be recognized as an increase in the carrying amount of the liability and as an expense classified as an operating item in the statement of operations. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. In the opinion of the Company’s Management the adoption of this rule has not had material effect on net income or shareholders´ equity.

c)	Accounting for Cost Associated with Exit or Disposal Activities

In June 2002, the FASB issued SFAS No.146, “Accounting for Costs Associated with Exit or Disposal Activities”. SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies EITF issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs incurred in a Restructuring)”. The provisions of this Statement are effective for exit or disposal activities that are initiated after December 31, 2002. In the opinion of the Company’s and Telefónica’s Management, the adoption of this rule has not had an effect on net income or shareholders’ equity.

d)	Consolidation of Variable Interest Entities

In December 2003, the FASB issued a revision (“FIN 46R”) to Interpretation No. 46, “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51” (the “Interpretation”). FIN 46R clarifies the application of ARB No. 51 “Consolidated Financial Statements”, to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. FIN 46R requires the consolidation of those entities, known as variable interest entities (“VIEs”), by the primary beneficiary of the entity. The primary beneficiary is the entity, if any, that will absorb a majority of the entity’s expected losses, receive a majority of the entity’s residual returns, or both.

Among other changes, the revisions of FIN 46R (a) clarified some requirements of the original FIN 46, which was issued in January 2003, (b) eased some implementation problems, and (c) added new scope exceptions. FIN 46R deferred the effective date of the Interpretation for public companies, to the end of the first reporting period ending after March 15, 2004, except that all public companies must at a minimum apply the provisions of the Interpretation to entities that were previously considered “special – purpose entities” under the FASB literature prior to the issuance of FIN 46R by the end of the first reporting period ended after December 15, 2003. The Company and Telefónica do not currently have any interests that it believes fall within the scope of FIN 46 or FIN 46R and so anticipate that the adoption of FIN 46 and FIN 46R will have not impact on their financial position, cash flows and results of operations.

e)	Amendment of Statement 133 on Derivative Instruments and Hedging Activities

In April 2003, the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities”, which amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under FASB Statement No. 133, “Accounting for Derivative Instruments and Hedging Activities”. The provisions of this statement are effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. In the opinion of the Company’s and Telefónica’s Management, the adoption of this rule has not had an effect on net income or shareholders’ equity.

f)	Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity

In April 2003, the FASB issued SFAS No. 150, “Accounting for certain Financial Instruments with Characteristics of Both Liabilities and Equity”. This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. Some of the provisions of this Statement are consistent with the current definition of liabilities in FASB Concepts Statement No. 6, Elements of Financial Statements. In the opinion of the Company’s and Telefónica Argentina’s management, the adoption of this rule has not had effect on net income or shareholders’ equity.

g)	Accounting for Stock-Based Compensation

In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure—An Amendment of SFAS Statement No. 123”. SFAS No. 148 amends SFAS No. 123, “Accounting for Stock-Based Compensation”, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation.

In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results In the opinion of the Company’s and Telefónica’s Management, the adoption of this rule has not have an impact on its net income or shareholders’ equity.

h)	Employers’ Disclosures about Pensions and Other Postretirement Benefits

In December 2003, the FASB issued SFAS No. 132 Revised 2003, “Employers’ Disclosures about Pensions and Other Postretirement Benefits—an amendment of FASB Statements No. 87, 88, and 106”, which revises employers’ disclosures about pension plans and other postretirement benefit plans. It does not change the measurement or recognition of those plans required by FASB Statements No. 87, “Employers’ Accounting for Pensions, No. 88, “Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits”, and No. 106, “Employers’ Accounting for Postretirement Benefits Other Than Pensions”. This Statement retains the disclosure requirements contained in FASB Statement No. 132, which it replaces. It requires additional disclosures to those in the original Statement 132 about the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other defined benefit postretirement plans. The required information should be provided separately for pension plans and for other postretirement benefit plans. The provisions of this statement are effective for financial statements with fiscal years ending after December 15, 2003.

c)	The following is a summary of the adjustments to net income (loss) and shareholders’ equity that would have been required had US GAAP been applied instead of Argentine GAAP in the accompanying consolidated financial statements (amounts expressed in million of Argentine pesos):

	December 31,		September 30,
	2003	2002 (f)	2002	2001
Net income (loss) according to the consolidated financial statements, Argentine GAAP in constant pesos	277	250	(2,955)	44
Reversal of inflation restatement (see b)2.)		(1)	(20)	(24)

Net income (loss) Argentine GAAP (see b)2.) after reversal of inflation restatement			(2,975)	20
US GAAP adjustments
Increase (decrease) due to:
Reversal of inflation restatement and monetary results (see b) 1.)	660	324	(2,049)	—
Intangible assets and deferred charges (see b)6.)	—	—	—	(1)
Goodwill on investment in Telefónica (see b)9.)	10	3	10	1
Investment in Telefónica (see b)10.)	—	—	—	82
Capitalized interest (a) (e) (see b)3.)	(1)	—	(2)	(3)
Capitalized exchange differences (see b)17.)	2	—	(12)	—
Deferred income tax (see b)5.)	(37)	(11)	(60)	53
Deferred income tax of Telefónica spun-off businesses	—	—	—	(14)
Debt refinancing costs (see b)8.)	(4)	1	(14)	—
Cost associated with the issuance of debt (see b)7.)	(2)	—	(2)	(2)
Deferred revenues (see b)14.)	22	3	19	(67)
Compensation plan (see b)16.)	—	—	—	(2)
Effect on minority interest (c)	(226)	(107)	578	28
Other (b)	2	9	(38)	(9)

Net income (loss) in accordance with US GAAP	703	471	(4,545)	86

	December 31,
	2003	2002
Shareholders’ equity according to the consolidated financial statements, Argentine GAAP in constant pesos	823	570
Reversal of inflation restatement		(4)
US GAAP adjustments
Increase (decrease) due to:
Reversal of inflation restatement and monetary results on (see b)1.):
- Fixed assets	(3,857)	(4,489)
- Intangible assets and goodwill	(203)	(221)
- Trade payables	39	39
Goodwill on investment in Telefónica (see b)9.)	16	6
Preferred stock (see b)11.)	(40)	(39)
Capitalized interest (a) (e) (see b)3.)	4	5
Capitalized exchange differences (see b)17.)	(10)	(12)
Deferred income tax and tax credit allowances (d) (see b)5.)	(85)	(48)
Cost associated with the issuance of debt (see b)7.)	1	3
Debt refinancing costs (see b)8.)	(17)	(13)
Deferred revenues (see b)14.)	(23)	(45)
Effect of minority interest (c)	1,398	1,631
Other (b)	1	(39)

Accumulated deficit in accordance with US GAAP	(1,953)	(2,656)

(a)	In the fiscal year/ three-month fiscal year ended December 31, 2003 and 2002 and the fiscal years ended September 30, 2002 and 2001, there was no additional gross interest capitalized for US GAAP purposes.

(b)	On December 31, 2002 and September 30, 2002 Other includes mainly: i) the adjustments for derivative instruments amounting to a gain of 7 million and a loss of 36 million, respectively, and a reduction in shareholders’ equity as of December 31, 2002 of 38 million and ii) the adjustment for inventories amounting to a gain of 2 million and a loss of 2 million, respectively, and a reduction of 1 million of shareholders’ equity as of December 31, 2002.

(c)	Represents the net effect of the US GAAP adjustments on minority interest in the (loss) income and accumulated deficit of the Company’s consolidated subsidiaries.

(d)	Net of a valuation allowance related to deferred tax assets of 35 million and 27 million, respectively, and tax credits of 85 million and 48 million, respectively.

(e)	As of December 31, 2003 and 2002, the original value of the adjustment amounts to 33 million and the accumulated depreciation amounts to 29 million and 28 million, respectively.

(f)	Three-month fiscal year.

Earnings (loss) per share under US GAAP:

	December 31,		September 30,
	2003	2002 (d)	2002	2001
Net income (loss) in accordance with US GAAP before cumulative effect of changes in accounting principles (see description under 24.b) 14.) and extraordinary item	703	471	(4,545)	129
Cumulative effect of changes in accounting principles	—	—	—	(38)
Extraordinary loss (a)	—	—	—	(5)

Net income (loss) in accordance with US GAAP	703	471	(4,545)	86
Increase in the carrying amount of preferred capital stock	(1)	(1)	(10)	—
Dividends attributable to preferred shareholders	(2)	(1)	(2)	(3)

Earnings (loss) attributable to common shareholders	700	469	(4,557)	83

Net income (loss) before cumulative effect of changes in accounting principles (see description under 24.b) 14.) and extraordinary item	0.132	0.088	(0.859)	0.024
Cumulative effect of changes in accounting principles	—	—	—	(0.007)
Extraordinary loss (a)	—	—	—	(0.001)

Earnings (loss) per share under US GAAP (b) (c)	0.132	0.088	(0.859)	0.016

(a)	Represents the early settlement charge of the termination agreement executed by the Company and ML on June 5, 2001.

(b)	Diluted earnings (loss) per share is the same as earnings (loss) per share, as there are no outstanding options to purchase shares. Calculated based on a total number of common shares subscribed, paid in and outstanding of 5,306,402,996.

(c)	Amounts expressed in Argentine pesos.

(d)	Three-month fiscal year.

d)	Other significant US GAAP disclosure requirements.

The following represent additional financial statements disclosures required under US GAAP.

1)	Deferred income taxes:

The following table presents the components of the Company’s deferred tax balance (based on a US GAAP balance sheet):

	December 31,
	2003	2002
Deferred tax assets:
Allowance for doubtful accounts	73	132
Allowance for contingencies and other non-deductible allowances and accruals	155	82
Tax loss carryforwards and tax credits (a)	1,427	1,684
Deferred revenues	8	16
Capitalized exchange differences	9	10
Exchange differences deductible in future years (b)	186	247
Interests deductible in future years	—	60
Debt refinancing costs	6	5
Other	9	20

	1,873	2,256

Allowance for deferred tax assets	(1,729)	(2,098)

Subtotal	144	158

	December 31,
	2003	2002
Deferred tax liabilities:
Fixed assets	(122)	(135)
Dismissal accrual for tax purposes	(13)	(14)
Cost associated with the issuance of debt	—	(1)
Capitalized interest	(1)	(2)
Other liabilities	(8)	(6)

Subtotal	(144)	(158)

Total	—	—

(a)	Relates to the Company’s, Telefónica’s and Telinver’s net operating tax loss carryforwards which expires through 2007 and Telefónica’s tax credits.

(b)	See Note 2.5.m).

The provision for income taxes computed in accordance with US GAAP differs from that computed at the statutory tax rate as follows:

	December 31,		September 30,
	2003	2002 (d)	2002	2001
Income tax (benefit) expense at the statutory income tax rate in accordance with US GAAP (a)	(259)	(168)	1,551	(56)
Permanent differences:
Income on equity investments	(1)	—	(2)	(1)
Non-taxable earnings	(17)	—	2	3
Goodwill write-down	—	—	(1)	—
Valuation allowance charge (b)	369	229	(2,328)	— (c)
Effect of minority interest	(129)	(72)	671	(25)
Reversal of the difference between tax and book basis of Telefónica’s class B shares	—	—	—	11
Other, net	—	—	(6)	(8)

Income tax expense	(37)	(11)	(113)	(76)

(a)	For September 30, 2001, includes the effect (before tax) of the cumulative change in accounting principle described under 24.b)14.

(b)	Net of increases and reversals of valuation allowance.

(c)	In September 30, 2001, for the period to the spin-off, to TDA and TCP and are net of the reversal of the valuation allowance charge for loss carryforward of 6 million.

(d)	Three-month fiscal year.

2)	Loans to directors and employees:

Loans to Telefónica’s directors and employees were as follows:

	December 31,
	2003	2002
Balance in Argentine pesos (a)	1	2

(a)	There were no loans to individuals in excess of US$100,000.

3)	Disclosures about fair value of financial instruments:

US GAAP requires disclosure of the estimated fair value of the Company’s financial instruments (see Note 3.1.c) and 3.1.j) for disclosure of fair value of financial statements). The following methods and assumptions were used to estimate the fair value of each class of financial instruments.

As of December 31, 2003 and 2002, the carrying amounts of cash, cash equivalents, marketable securities and current receivables and payables are considered to approximate fair value due to their short maturity.

As of December 31, 2003 and 2002, the fair value estimated by the Company of instruments for which the carrying amount is materially different from such values is as follows:

	December 31,
	2003	2002
Negotiable obligations (quoted prices)	3,391	2,257
Negotiable obligations (carrying amounts)	3,346	3,512
TISA financial payables (fair value) (b)	2,029	2,770
TISA financial payables (carrying amounts)	2,029	3,353
Preferred stock (fair value) (b)	44	24
Preferred stock (carrying amount)	40	39
Other debt in foreign currency:
Fixed interest rate (fair value) (b)	307	310
Fixed interest rate (carrying amounts) (a)	328	440
Variable interest rate (fair value) (b)	141	192
Variable interest rate (carrying value)	149	263

(a)	As of December 31, 2003 and 2002 includes 30 million and 37 million, respectively, corresponding to financial instruments (see Notes 2.5.l), 3.1.c) and 3.1.j).

(b)	Calculated using discount rates based on the yield of Telefónica’s bonds as of December 31, 2003 and 2002.

Additionally, and as described in Note 7.2.1., the fair value of the obligation under the call option market price on TESA shares granted by the Company to ML was not material as of December 31, 2002.

Furthermore, Telefónica has foreign currency swap instruments, which under US GAAP have been accounted for at fair value.

4)	Advertising costs:

Telefónica expenses the production costs of advertising the first time the advertising takes place. Advertising expenses were 35 million, 7 million, 27 million and 91 million for Telefónica and 2 million, 1 million, 1 million and 3 million for Telinver in the fiscal year ended December 31, 2003, the three-month fiscal year ended December 31, 2002 and the fiscal years ended September 30, 2002 and 2001, respectively.

e)	Statements of operations under US GAAP

•	Other expenses, net

Certain items included in “Other expenses, net” under Argentine GAAP would have been computed deducting from the line “Subtotal” under US GAAP.

•	Exchange differences, net

Under US GAAP, exchange differences generated by operating assets and liabilities are classified as operating income.

•	Condensed consolidated statements of operations determined under US GAAP are presented as follows:

	December 31,		September 30, 2002
	2003	2002 (a)
Net revenues	2,773	632	2,456
Cost of services provided	(1,412)	(376)	(1,434)

Gross profit	1,361	256	1,022
Administrative expenses	(315)	(95)	(310)
Selling expenses	(161)	(77)	(456)
Exchange differences, net	13	10	(85)

Subtotal	898	94	171
(Loss) /Income on equity investments	(2)	4	(6)
Financial (loss) income on assets	(56)	(25)	311
Financial income (loss) on liabilities	269	615	(6,825)

Income (loss) before income tax and minority interest	1,109	688	(6,349)
Income tax	(37)	(11)	(113)
Minority interest	(369)	(206)	1,917

Net income (loss) for the year	703	471	(4,545)

(a)	Three-month fiscal year.

f)	Statement of cash flows presentation

In the accompanying statement of cash flows, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash and cash equivalents.

The following supplemental condensed statements of cash flows for the three-month fiscal year and the fiscal year ended December 31, 2002 and September 30, 2002, respectively, are prepared in accordance with the SEC presentation requirements and following Argentine GAAP valuation policies, except for the effects of inflation accounting, which have been segregated. Information for the fiscal year ended December 31, 2003 is not presented because the effect of inflation has not been significant.

	December 31, 2002 (4)	September 30, 2002
Cash and cash equivalents at end of year	397	351
Cash and cash equivalents at beginning of year	351	71

Subtotal	46	280
Reversal of inflation restatement of cash at beginning of year	(5)	43

Increase in cash and cash equivalents	41	323
CAUSES OF CHANGES IN CASH AND CASH EQUIVALENTS
Cash flows from operating activities	199	823
Cash flows used in investing activities:
Purchases of fixed assets (1) (2)	(71)	(160)

Total cash flows used in investing activities	(71)	(160)
Cash flows used in financing activities:
Decrease in bank and other financial payables	(81)	(538)
Increase in bank and other financial payables	—	202
Increase in intangible assets (3)	(6)	(4)

Total cash flows used in financing activities	(87)	(340)

Total increase in cash and cash equivalents	41	323

(1)	In September 30, 2002, net of 34 million, financed by trade and bank and financial payables.

(2)	In September 30, 2002, net of 12 million of capitalized exchange differences.

(3)	In December 31, 2002 and September 30, 2002, net of 1 million and 11 million, respectively, financed by trade payables.

(4)	Three-month fiscal year.

g)	Business Segment Information

Under Argentine GAAP, segment information is to be disclosed considering valuation criteria under Argentine GAAP (see Note 16.)

Under US GAAP, SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information” establishes the standards for reporting operating segment information. This standard requires reporting operating segment information based on the way that financial information prepared by the entity is organized for senior management for making operating decisions, evaluating performance and allocating resources. This financial information is prepared by the Company and Telefónica in historical amounts (not considering the restatement for inflation). Comparative information for earlier years on the same basis of segmentation must also be presented.

Telefónica prepares, for internal reporting purposes, limited financial information (primarily revenues) based on its different markets including residential, wholesale and corporate customers. Telefónica does not currently allocate all relevant costs to such markets nor does management use such information for making asset allocation decisions. Accordingly, such markets are not deemed to be operating segments as defined in SFAS No.131. Telefónica is in the process of developing systems to allocate all costs to these markets in order to measure their performance and make asset allocation decisions. Accordingly, these markets may be deemed to be operating segments in the future.

Until the fiscal year ended December 31, 2002, the Company´s Management considered the Holding segment separately. As from the fiscal year ended December 31, 2003, the Company´s Management considers the Holding information as part of the Telecommunications business. Consequently, the Company has rectroactively reflected such change in the three-month fiscal year ended December 31, 2002 and the fiscal years ended September 30, 2002 and 2001.

Due to the effect of the reorganization and spin-off mentioned in Note 23.2., as from the year ended September 30, 2001, in accordance with SFAS No. 131, and considering the situation mentioned in the paragraph above, the Company has identified two reportable segments: i) Telecommunication business, that includes the basic Telephony Service segment, that includes the operations of Telefónica (local and long distance services) and the Holding segment that includes Cointel’s stand-alone operations, and ii) the Yellow Pages segment, that includes the operations of Telinver.

	Amounts in historical Argentine million pesos
	Telecommunication business			Yellow Pages	Reconciliation to US GAAP statement of operations (a)	Total (c)
	Holding		Basic Telephony Services
December 31, 2003
Net revenues to unaffiliated customers	—		2,681	67	25	2,773
Net intersegment revenues	—		12	1	(13)	—

Total net revenues	—		2,693	68	12	2,773

Operating income	(1	) (d)	924	12	(37)	898
Financial (loss) income generated by assets	—		(68)	1	11	(56)
Financial income (loss) generated by liabilities	29		262	4	(26)	269
Income (loss) on equity investments	689		(2)	—	(689)	(2)
Income tax	—		—	—	(37)	(37)
Depreciation	10		621	3	(5)	629
Capital expenditures	—		184	—	—	184
Total assets	150		4,340	97	(97)	4,490
Investments in equity method investees	(681)		2	—	681	2

	Amounts in historical Argentine million pesos
	Telecommunication business			Yellow Pages	Reconciliation to US GAAP statement of operations (a)	Total (c)
	Holding		Basic Telephony Services
December 31, 2002 (e)
Net revenues to unaffiliated customers	—		588	35	9	632
Net intersegment revenues	—		4	—	(4)	—

Total net revenues	—		592	35	5	632

Operating income	—	(d)	132	2	(40)	94
Financial loss generated by assets	—		(35)	—	10	(25)
Financial income generated by liabilities	91		506	10	8	615
Income (loss) on equity investments	367		4	—	(367)	4
Income tax	—		—	—	(11)	(11)
Depreciation	2		147	1	3	153
Capital expenditures	—		99	—	—	99
Total assets	158		4,950	93	(64)	5,137
Investments in equity method investees	(1,346)		4	—	1,346	4

	Amounts in historical Argentine million pesos
	Telecommunication business			Yellow Pages	Reconciliation to US GAAP statement of operations (a)	Total (c)
	Holding		Basic Telephony Services
September 30, 2002
Net revenues to unaffiliated customers	—		2,380	35	41	2,456
Net intersegment revenues	—		7	2	(9)	—

Total net revenues	—		2,387	37	32	2,456

Operating income	(2	) (d)	355	(8)	(174)	171
Financial income (expense) generated by assets	3		335	10	(37)	311
Financial income (expense) generated by liabilities	(945)		(5,789)	(113)	22	(6,825)
Income (loss) on equity investments	(3,468)		(6)	—	3,468	(6)
Income tax	—		(30)	—	(83)	(113)
Depreciation	10		658	3	15	686
Capital expenditures	—		177	—	—	177
Total assets	160		5,175	99	(57)	5,377
Investments in equity method investees	(1,713)		4	—	1,713	4

	Amounts in historical Argentine million pesos
	Telecommunication business			Yellow Pages	Reconciliation to US GAAP statement of operations (b)	Total (c)
	Holding		Basic Telephony Services
September 30, 2001
Net revenues to unaffiliated customers	—		2,746	50	268	3,064
Net intersegment revenues	—		9	7	(16)	—

Total net revenues	—		2,755	57	252	3,064

Operating income	(1	) (d)	688	(7)	(97)	583
Financial income (expense) generated by assets	(77)		31	2	70	26
Financial expense generated by liabilities	(66)		(149)	(4)	(30)	(249)
Income (loss) on equity investments	136		(2)	—	(136)	(2)
Income tax	—		(170)	—	55	(115)
Depreciation	14		619	3	1	637
Capital expenditures	—		404	1	—	405
Total assets	2,026		5,490	95	(1,633)	5,978
Investments in equity method investees	1,854		6	—	(1,854)	6

(a)	Includes elimination of intersegment charges and the computation of US GAAP adjustments.

(b)	Includes elimination of spun-off businesses, elimination of intersegment charges and the computation of US GAAP adjustments.

(c)	Consolidated amounts in accordance with US GAAP.

(d)	Corresponds to Cointel’s administrative expenses.

(e)	Three-month fiscal year.

h)	The transitional disclosure provisions of SFAS 142 require disclosures of what reported income before extraordinary items and net income would have been in all periods presented exclusive of amortization expense (including any related tax effects) recognized in those periods related to goodwill, intangible assets that are no longer being amortized, any deferred credit related to an excess over cost, equity method goodwill, and changes in amortization periods for intangible assets that will continue to be amortized (including any related tax effects). The amortization expense and adjusted net loss in accordance with US GAAP of the Company for the period prior to the period of initial application are as follows:

September 30, 2001
Reported net income in accordance with US GAAP	86
Goodwill amortization	11

Adjusted net income in accordance with US GAAP	97

Net earning per share (a)	0.016
Effect of goodwill amortization	0.001

Adjusted net earning per share (a)	0.017

(a)	Stated in pesos.

Aggregate amortization expense related to goodwill for the fiscal year/three-month fiscal year ended December 31, 2003 and 2002, respectively, and for the years ended September 30, 2002 and 2001, was 10 million, 2 million, 10 million and 11 million, respectively.

25.	OTHER FINANCIAL STATEMENT INFORMATION

The following tables present additional consolidated financial statement disclosures required under accounting principles in Argentina:

a)	Investments in shares, bonds issued in series and holdings in other companies

b)	Other investments

c)	Fixed assets

d)	Intangible assets

e)	Allowances and reserves

f)	Cost of services provided

g)	Assets and liabilities in foreign currency

h)	Expenses incurred

a)	INVESTMENTS IN SHARES, BONDS ISSUED IN SERIES AND HOLDINGS IN OTHER COMPANIES (amounts stated in millions of Argentine pesos, restated as described in Note 2.2., except otherwise indicated)

	December 31,
	2003							2002
Denomination and features of securities	Class	Face value	Quantity		Inflation adjusted cost (1)	Value by equity method	Book value	Book value
Current (2)
U.S. Treasury Bonds	—	—	—		—	—	—	5

							—	5

Noncurrent (3)
Other investments	—	—	—		—	—	13	13
Financial Trust (5)	—	—	—		—	—	2	—
Subsidiaries and affiliates ECL (4)	Common	$1.0	12,000	(6)	33	2	2	5

							17	18

							17	23

(1)	Restated in Argentine pesos as described in Note 2.2.

(2)	See Note 2.5.b).

(3)	See Note 2.5.f).

(4)	Financial Statements for the six-month period ended December 31, 2003 approved by ECL’s Board of Directors on January 30, 2004, with auditor report by Abelovich, Polano & Asociados dated January 30, 2004, without observations.

(5)	See Note 21.

(6)	In shares.

b)	OTHER INVESTMENTS (amounts stated in millions of Argentine pesos, restated as described in Note 2.2.)

	Book value
	December 31,
Main account and features	2003	2002
Current investments
Foreign currency deposits (1)	330	347
Local currency deposits	4	1
Mutual funds	3	—

Total	337	348

(1)	See Note 25.g).

c)	FIXED ASSETS (amounts stated in millions of Argentine pesos, restated as described in Note 2.2.)

	December 31, 2003
	Original value
Main account	Amount at beginning of year	Increases (1)	Decreases	Transfers	Amount at the end of year
Land	117	—	—	—	117
Buildings	1,738	—	(2)	4	1,740
Switching equipment	4,142	—	(25)	14	4,131
Transmission equipment	3,686	—	(3)	113	3,796
Network installation	7,537	—	—	6	7,543
Telephones, switchboards and booths	626	17	(20)	3	626
Furniture, software and office equipment	1,000	17	—	16	1,033
Automobiles	32	2	(7)	—	27
Construction in process	229	130	—	(144)	215
Materials	103	21	(35)	(12)	77
Prepayment to vendors	11	(1)	—	—	10

Total 2003	19,221	186	(92)	—	19,315

	December 31, 2003
	Depreciation
Main account	Accumulated at beginning of year	Useful life (in years)	For the year	Retirements	Accumulated at the end of year	Net book value
Land	—	—	—	—	—	117
Buildings	452	50	45	(2)	495	1,245
Switching equipment	2,989	10	337	(25)	3,301	830
Transmission equipment	2,169	10	322	(3)	2,488	1,308
Network installation	3,655	15	436	—	4,091	3,452
Telephones, switchboards and booths	587	5	42	(20)	609	17
Furniture, software and office equipment	861	1 - 3	103	—	964	69
Automobiles	32	5	—	(7)	25	2
Construction in process	—	—	—	—	—	215
Materials	—	—	—	—	—	77
Prepayment to vendors	—	—	—	—	—	10

Total 2003	10,745		1,285	(57)	11,973	7,342

(1)	Includes capitalized interests in construction in process amounts to 8 million. See Note 2.5.g).

c)	FIXED ASSETS (amounts stated in millions of Argentine pesos, restated as described in Note 2.2.)

	December 31, 2002 (1)
	Original value
Main account	Amount at beginning of year	Increases	Net decreases and transfers	Amount at the end of year
Land	117	—	—	117
Buildings	1,738	—	—	1,738
Switching equipment	4,157	—	(15)	4,142
Transmission equipment	3,670	—	16	3,686
Network installation	7,524	—	13	7,537
Telephones, switchboards and booths	624	2	—	626
Furniture, software and office equipment	985	15	—	1,000
Automobiles	39	—	(7)	32
Construction in process	269	13	(53)	229
Materials (2)	68	5	30	103
Prepayment to vendors	10	1	—	11

Total 2002	19,201	36	(16)	19,221

	December 31, 2002 (1)
	Depreciation					Net book value
Main account	Accumulated at beginning of year	Useful life (in years)	For the year	Retirements	Accumulated at the end of year
Land	—	—	—	—	—	117
Buildings	439	50	13	—	452	1,286
Switching equipment	2,906	10	83	—	2,989	1,153
Transmission equipment	2,092	10	77	—	2,169	1,517
Network installation	3,544	15	111	—	3,655	3,882
Telephones, switchboards and booths	579	5	8	—	587	39
Furniture, software and office equipment	839	1 - 3	22	—	861	139
Automobiles	39	5	—	(7)	32	—
Construction in process	—	—	—	—	—	229
Materials	—	—	—	—	—	103
Prepayment to vendors	—	—	—	—	—	11

Total 2002	10,438		314	(7)	10,745	8,476

(1)	Three-month fiscal year.

(2)	“Net decreases and transfers” includes transfers for 38 million.

c)	FIXED ASSETS (amounts stated in millions of Argentine pesos, restated as described in Note 2.2.)

	September 30, 2002
	Original value
Main account	Amount at beginning of year	Increases (3)	Net decreases and transfers (4)	Amount at the end of year
Land	119	1	(3)	117
Buildings	1,732	4	2	1,738
Switching equipment	4,039	—	118	4,157
Transmission equipment	3,386	—	284	3,670
Network installation	7,280	—	244	7,524
Telephones, switchboards and booths	625	22	(23)	624
Furniture, software and office equipment	888	17	80	985
Automobiles	60	—	(21)	39
Construction in process	719	278	(728)	269
Materials (1)	133	27	(92)	68
Prepayment to vendors	7	3	—	10

Total 2002 (2)	18,988	352	(139)	19,201

	September 30, 2002
	Depreciation					Net book value
Main account	Accumulated at beginning of year	Useful life (in years)	For the year	Retirements	Accumulated at the end of year
Land	—	—	—	—	—	117
Buildings	394	50	47	(2)	439	1,299
Switching equipment	2,545	10	361	—	2,906	1,251
Transmission equipment	1,783	10	309	—	2,092	1,578
Network installation	3,106	15	439	(1)	3,544	3,980
Telephones, switchboards and booths	549	5	67	(37)	579	45
Furniture, software and office equipment	661	1 - 3	180	(2)	839	146
Automobiles	60	5	—	(21)	39	—
Construction in process	—	—	—	—	—	269
Materials	—	—	—	—	—	68
Prepayment to vendors	—	—	—	—	—	10

Total 2002	9,098		1,403	(63)	10,438	8,763

(1)	“Net decreases and transfers” includes transfers for 24 million.

(2)	Capitalized interests in construction in process amounts to 11 million. See Note 2.5.g).

(3)	Includes 29 in construction in process corresponding to the capitalized exchange differences. See Note 2.5.g).

(4)	Includes 3 of real property intended for sale.

c)	FIXED ASSETS (amounts stated in millions of Argentine pesos, restated as described in Note 2.2.)

	September 30, 2001
	Original value
Main account	Amount at beginning of year (3)	Increases	Net decreases and transfers	Amount at the end of year
Land	119	—	—	119
Buildings	1,712	—	20	1,732
Switching equipment	3,727	—	312	4,039
Transmission equipment	2,871	—	515	3,386
Network installation	6,777	—	503	7,280
Telephones, switchboards and booths	609	80	(64)	625
Furniture, software and office equipment	735	24	129	888
Automobiles	95	—	(35)	60
Construction in process	1,493	663	(1,437)	719
Materials (1)	161	130	(158)	133
Prepayment to vendors	14	(7)	—	7

Total 2001 (2)	18,313	890	(215)	18,988

	September 30, 2001
	Depreciation					Net book value
Main account	Accumulated at beginning of year (4)	Useful life (in years)	For the year	Retirements	Accumulated at the end of year
Land	—	—	—	—	—	119
Buildings	348	50	48	(2)	394	1,338
Switching equipment	2,200	10	345	—	2,545	1,494
Transmission equipment	1,510	10	273	—	1,783	1,603
Network installation	2,695	15	411	—	3,106	4,174
Telephones, switchboards and booths	507	5	132	(90)	549	76
Furniture, software and office equipment	523	1 - 3	138	—	661	227
Automobiles	95	5	—	(35)	60	—
Construction in process	—	—	—	—	—	719
Materials	—	—	—	—	—	133
Prepayment to vendors	—	—	—	—	—	7

Total 2001	7,878		1,347	(127)	9,098	9,890

(1)	“Net decreases and transfers” includes transfers for 93 million.

(2)	Capitalized interests in construction in process amounts to 88 million. See Note 2.5.g).

(3)	Net of 2,419 million of the spun-off assets. See Note 23.

(4)	Net of 454 million of the spun-off assets. See Note 23.

d)	INTANGIBLE ASSETS (amounts stated in millions of Argentine pesos, restated as described in Note 2.2.)

	December 31, 2003
	Original value
Main account	At beginning of year	Increases	At end of year
Licenses to use the logo and trademarks	50	—	50
Assignment of rights	22	—	22
No competition clause	5	—	5
Deferred expenses	56	19	75
Licenses (Frequencies) (1)	59	—	59

Total 2003	192	19	211

	December 31, 2003
	Depreciation				Net book value
Main account	At beginning of year	For the year		At end of year
Licenses to use the logo and trademarks	12	4		16	34
Assignment of rights	12	2		14	8
No competition clause	3	—		3	2
Deferred expenses	29	16	(2)	45	30
Licenses (Frequencies) (1)	49	2		51	8

Total 2003	105	24		129	82

(1)	At end of year, original value includes 46 million corresponding to “Goodwill” which net book value amount to zero.

(2)	Includes 8 million corresponding to the total depreciation of the portion of expenses related to the negotiable obligations exchanged on August 7, 2003 (See Note 7.3.1. as mentioned in Note 2.5.h).

d)	INTANGIBLE ASSETS (amounts stated in millions of Argentine pesos, restated as described in Note 2.2.)

	December 31, 2002 (1)
	Original value
Main account	At beginning of year	Increases	At end of year
Licenses to use the logo and trademarks	42	8	50
Assignment of rights	22	—	22
No competition clause	5	—	5
Deferred expenses	55	1	56
Licenses (Frequencies) (2)	59	—	59

Total 2002	183	9	192

	December 31, 2002 (1)
	Depreciation			Net book value
Main account	At beginning of year	For the year	At end of year
Licenses to use the logo and trademarks	11	1	12	38
Assignment of rights	11	1	12	10
No competition clause	2	1	3	2
Deferred expenses	28	1	29	27
Licenses (Frequencies) (2)	49	—	49	10

Total 2002	101	4	105	87

(1)	Three-month fiscal year.

(2)	At end of year, original value includes 46 million corresponding to “Goodwill” which net book value amount to zero.

d)	INTANGIBLE ASSETS (amounts stated in millions of Argentine pesos, restated as described in Note 2.2.)

	September 30, 2002
	Original value
Main account	At beginning of year	Increases (1)	At end of year
Organization and preoperating expenses	163	(163)	—
Licenses to use the logo and trademarks	42	—	42
Assignment of rights	22	—	22
No competition clause	5	—	5
Deferred expenses	39	16	55
Goodwill and Licenses (Frequencies)	70	(11)	59

Total 2002	341	(158)	183

	September 30, 2002
	Depreciation				Net book value
Main account	At beginning of year	For the year	Retirements	At end of year
Organization and preoperating expenses	163	—	(163)	—	—
Licenses to use the logo and trademarks	9	2	—	11	31
Assignment of rights	9	2	—	11	11
No competition clause	2	—	—	2	3
Deferred expenses	20	8	—	28	27
Goodwill and Licenses (Frequencies)	21	28	—	49	10

Total 2002	224	40	(163)	101	82

(1)	See Note 2.5.h).

d)	INTANGIBLE ASSETS (amounts stated in millions of Argentine pesos, restated as described in Note 2.2.)

	September 30, 2001
	Original value
Main account	At beginning of year	Increases	At end of year
Organization and preoperating expenses	163	—	163
Licenses to use the logo and trademarks	38	4	42
Assignment of rights	22	—	22
No competition clause	5	—	5
Deferred expenses	26	13	39
Goodwill and Licenses (Frequencies)	70	—	70

Total 2001	324	17	341

	September 30, 2001
	Depreciation
Main account	At beginning of year	For the year	At end of year	Net book value
Organization and preoperating expenses	159	4	163	—
Licenses to use the logo and trademarks	7	2	9	33
Assignment of rights	7	2	9	13
No competition clause	2	—	2	3
Deferred expenses	10	10	20	19
Goodwill and Licenses (Frequencies)	15	6	21	49

Total 2001	200	24	224	117

e)	ALLOWANCES AND RESERVES (amounts stated in millions of Argentine pesos, restated as described in Note 2.2.)

	December 31, 2003
Account	Balances at beginning of year	Increases		Decreases (2)		Balances at end of the year
Deducted from current assets:
For doubtful accounts	380	66	(1)	(230	)(3)	216
For impairment in value and slow turnover	7	—		—		7

	387	66		(230)		223
Deducted from noncurrent assets:
For doubtful accounts	25	—		(17	)(3)	8
For other receivables – Impairment of Patriotic Bond (4)	—	60		—		60
For other receivables - deferred tax assets (5)	2,023	—		(414)		1,609

	2,048	60		(431)		1,677

Total 2003	2,435	126		(661)		1,900

Included in current liabilities:
Contingencies	3	3		(2)		4

	3	3		(2)		4
Included in noncurrent liabilities:
Contingencies	160	60		(1)		219

Total 2003	163	63	(6)	(3)		223

(1)	Included in Selling expenses in the consolidated statement of operations.

(2)	Include the monetary gain (loss) effect on balances.

(3)	Includes 79 million of recovered doubtful accounts.

(4)	See Notes 2.5.c) and 14.1.

(5)	See Note 2.5.m).

(6)	Includes 34 million in Other expenses, net and 29 million in Financial income/loss on liabilities in the consolidated statement of operations.

e)	ALLOWANCES AND RESERVES (amounts stated in millions of Argentine pesos, restated as described in Note 2.2.)

	December 31, 2002 (1)
Account	Balances at beginning of year	Increases		Decreases (2)	Balances at end of the year
Deducted from current assets:
For doubtful accounts	355	27	(3)	(2)	380
For impairment in value and slow turnover	7	—		—	7

	362	27		(2)	387
Deducted from noncurrent assets:
For doubtful accounts	32	—		(7)	25
For other receivables - deferred tax assets (4)	2,229	—		(206)	2,023

	2,261	—		(213)	2,048

Total 2002	2,623	27		(215)	2,435

Included in current liabilities:
Contingencies	2	1		—	3

	2	1		—	3
Included in noncurrent liabilities:
Contingencies	128	30		2	160

Total 2002	130	31	(5)	2	163

(1)	Three-month fiscal year.

(2)	Include the monetary gain (loss) effect on balances.

(3)	Included in Selling expenses in the consolidated statement of operations.

(4)	See Note 2.5.m).

(5)	Included in “Other expenses, net” in the consolidated statement of operations.

e)	ALLOWANCES AND RESERVES (amounts stated in millions of Argentine pesos, restated as described in Note 2.2.)

	September 30, 2002
Account	Balances at beginning of year	Increases		Decreases (1)	Balances at end of the year
Deducted from current assets:
For doubtful accounts	536	380	(2)	(561)	355
For impairment in value and slow turnover	24	—		(17)	7

	560	380		(578)	362
Deducted from noncurrent assets:
For doubtful accounts	—	92	(2)	(60)	32
For other receivables - deferred tax assets (3)	—	2,229		—	2,229

	—	2,321		(60)	2,261

Total 2002	560	2,701		(638)	2,623

Included in current liabilities:
Contingencies	6	2		(6)	2

	6	2		(6)	2
Included in noncurrent liabilities:
Contingencies	181	68		(121)	128

Total 2002	187	70	(4)	(127)	130

(1)	Include the monetary gain (loss) effect on balances.

(2)	Included in Selling expenses in the consolidated statement of operations.

(3)	See Note 2.5.m).

(4)	Included in “Other expenses, net” in the consolidated statement of operations.

e)	ALLOWANCES AND RESERVES (amounts stated in millions of Argentine pesos, restated as described in Note 2.2.)

	September 30, 2001
Account	Balances at beginning of year	Increases		Decreases (1)	Balances at end of the year
Deducted from current assets:
For doubtful accounts	291	381	(2)	(136)	536
For impairment in value and slow turnover (4)	7	24		(7)	24

Total 2001	298	405		(143)	560

Included in current liabilities:
Contingencies	2	4		—	6

	2	4		—	6
Included in noncurrent liabilities:
Contingencies	111	70	(3)	—	181

Total 2001	113	74		—	187

(1)	Include the monetary gain (loss) effect on balances.

(2)	Included in Selling expenses in the consolidated statement of operations.

(3)	Included in “Other expenses, net” in the consolidated statement of operations.

(4)	Ver Nota 24.f).

f)	COST OF SERVICES PROVIDED (1) (amounts stated in millions of Argentine pesos, restated as described in Note 2.2.)

	December 31,		September 30,
	2003	2002 (2)	2002	2001
Inventories at beginning of year	22	52	74	72
Purchases	24	—	23	175
Operating expenses (Note 25.h)	20	10	28	78
Allowance for impairment in value and slow turnover (3)	—	—	—	(24)
Holding (loss)	—	(1)	(24)	—

Subtotal	66	61	101	301
Inventories at end of the year	(20)	(22)	(52)	(50)

Total (Note 3.1.l)	46	39	49	251

(1)	Includes cost of telephone directories and telephone equipment.

(2)	Three-month fiscal year.

(3)	On September 30, 2001 includes the allowance for impairment in value and slow turnover.

g)	ASSETS AND LIABILITIES IN FOREIGN CURRENCY

	December 31, 2003				December 31, 2002
	Amount in foreign currency (in million) (2)	Currency	Exchange rate	Book amount (in million of Argentine pesos)	Amount in foreign currency (in million) (2)	Currency	Book amount (in million of Argentine pesos) (3)
ASSETS
Current assets
Investments	112	US$	2.93	330	104	US$	352
Trade receivables	11	US$	2.93	33	19	US$	63
	2	SDR	4.35	8	2	SDR	8
Other receivables (1)	19	US$	2.93	57	31	US$	105
	3	EURO	3.68	12	3	EURO	11
	1	BRL	1.07	1	—	—	—

Total current assets				441			539

Noncurrent assets
Investments	4	US$	2.88	13	5	US$	13
Other receivables	9	US$	2.93	25	12	US$	41

Total noncurrent assets				38			54

Total assets				479			593

LIABILITIES
Current liabilities
Trade payables	40	US$	2.93	116	42	US$	143
	3	SDR	4.35	13	5	SDR	21
	2	EURO	3.68	8	2	EURO	9
	—		£5.23	2	—		£1
Bank and other financial payables	1,040	US$	2.93	3,049	1,071	US$	3,633
	1,111		¥0.03	30	1,116		¥32
	2	EURO	3.68	8	2	EURO	8
Other payables	4	US$	2.93	14	1	US$	5
	3	EURO	3.68	10	3	EURO	9

Total current liabilities				3,250			3,861

Noncurrent liabilities
Bank and other financial payables	784	US$	2.93	2,298	1,009	US$	3,424
	6,742		¥0.03	184	7,779		¥223
	19	EURO	3.68	71	22	EURO	79
Other payables	7	US$	2.93	20	9	US$	32

Total noncurrent liabilities				2,573			3,758

Total liabilities				5,823			7,619

(1)	In 2003 and 2002, include 10 million and 15 million, respectively, corresponding to prepayments of fixed assets purchase and raw materials and supplies.

(2)	Includes figures less than a million.

(3)	Amounts stated in millions of constant Argentine pesos restated as described in Note 2.2.

US$:	U.S. dollars
¥:	Yens
EURO:	European Currency Units
SDR:	Special Drawing Rights
£:	Pounds
BRL:	Brazilian Reals

h)	EXPENSES INCURRED (amounts stated in millions of Argentine pesos, restated as described in Note 2.2.)

	December 31, 2003						December 31, 2002 (3)	September 30, 2002	September 30, 2001
Account	Operating expenses (1)	Administrative expenses	Selling expenses	Other expenses, net	Unusual items	Total	Total	Total	Total
Salaries, social security taxes and other payroll expenses	269	55	44	—	—	368	87	547	796
Fixed assets depreciation	1,177	91	17	—	—	1,285	314	1,403	1,347
Fees and payments for services	300	136	73	—	—	509	120	754	1,233
Directors’ and statutory auditors’ fees	—	4	—	—	—	4	2	1	2
Insurance	—	13	—	—	—	13	4	15	20
Material consumption and other expenditures	49	4	5	—	—	58	14	104	131
Management fee	77	9	—	—	—	86	24	147	271
Transportation	12	1	1	—	—	14	5	18	35
Taxes, charges and contributions	34	3	10	—	—	47	10	61	88
Rentals	42	5	3	—	—	50	18	95	102
Commissions	—	—	22	—	—	22	6	36	48
Allowance for doubtful accounts	—	—	66	—	—	66	27	472	381
Recovery of doubtful accounts	—	—	(79)	—	—	(79)	—	—	—
Allowance for impairment in value and slow turnover	—	—	—	—	—	—	—	—	24
Net book value of fixed assets retired	—	—	—	—	—	—	2	4	24
Depreciation of intangible assets (2)	5	3	—	—	—	8	3	32	14
Employee terminations	—	—	—	42	—	42	17	85	141
Tax on checking account debits and credits	—	29	—	—	—	29	10	44	15
Other	1	—	1	29	—	31	30	68	87

Total as of December 31, 2003	1,966	353	163	71	—	2,553

Total as of December 31, 2002	472	101	69	51	—		693

Total as of September 30, 2002	2,483	492	757	154	—			3,886

Total as of September 30, 2001	2,948	629	918	249	15				4,759

(1)	Includes 20 million, 10 million, 28 million and 78 million corresponding to cost of services provided as of December 31, 2003 and 2002, and September 30, 2002 and 2001, respectively.

(2)	Not including 16, 1, 8 and 10 corresponding to depreciation of deferred expenses, which are exposed in financial income/(loss) for the fiscal year ended December 31, 2003, the three-month fiscal year ended December 31, 2002 and the fiscal years ended September 30, 2002 and 2001.

(3)	Three-month fiscal year.